As filed with the U.S. Securities and Exchange Commission on December 14, 2018

Registration No. 333-____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

HARRIS CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	3812	34-0276860
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

1025 West NASA Boulevard
Melbourne, Florida 32919
Telephone: (321) 727-9100
(Address, including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Scott T. Mikuen, Esq.
Senior Vice President, General Counsel & Secretary
Harris Corporation
1025 West NASA Boulevard
Melbourne, Florida 32919
Telephone: (321) 727-9100
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With a copy to:
Keith A. Pagnani, Esq. Scott B. Crofton, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	Ann D. Davidson, Esq. Senior Vice President & Chief Legal Officer L3 Technologies, Inc. 600 Third Avenue New York, New York 10016 (212) 697-1111	William E. Curbow, Esq. Sebastian Tiller, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.                                        ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)                ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)         ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common stock, par value $1.00 per share	105,644,819(1) shares	N/A	$14,805,714,986.55(2)	$1,794,452.66(3)

(1)	The number of shares of common stock, par value $1.00, of the registrant (“Harris common stock”) being registered upon completion of the merger of a wholly-owned subsidiary of the registrant with and into L3 Technologies, Inc. (“L3”) described in the joint proxy statement/prospectus contained herein is based upon an estimate of the maximum number of shares of common stock of L3, par value $0.01 per share (“L3 common stock”) presently outstanding or issuable or expected to be issued in connection with the merger, including shares of L3 common stock underlying options to purchase shares of L3 common stock, shares of L3 common stock potentially issuable in respect of L3 restricted stock units, performance stock units, L3 deferred director awards and other awards, collectively equal to 81,265,245, multiplied by the exchange ratio of 1.30 shares of Harris common stock for each share of L3 common stock.
(2)	Estimated solely for purposes of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended (the “Securities Act”) and calculated in accordance with Rules 457(c) and 457(f)(1) promulgated under the Securities Act. The proposed maximum aggregate offering price is solely for the purpose of calculating the registration fee and was calculated based upon the market value of shares of L3 common stock (the securities to be cancelled in the merger) in accordance with Rule 457(c) under the Securities Act as follows: the product of (a) $182.19, the average of the high and low prices per share of L3 common stock on December 10, 2018, as quoted on the New York Stock Exchange and (b) 81,265,245, the estimated maximum number of shares of L3 common stock that may be exchanged for the shares of Harris common stock being registered.
(3)	Computed in accordance with Section 6(b) of the Securities Act at a rate equal to $121.20 per $1,000,000 of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. A registration statement relating to the securities described in this joint proxy statement/prospectus has been filed with the U.S. Securities and Exchange Commission. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This joint proxy statement/prospectus does not constitute an offer to sell or the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION, DATED DECEMBER 14, 2018

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

On October 12, 2018, Harris Corporation, which is referred to as Harris, and L3 Technologies, Inc., which is referred to as L3, entered into an Agreement and Plan of Merger, as it may be amended from time to time, which is referred to as the merger agreement, pursuant to which they agreed to combine their respective businesses in a merger of equals. The combined company will be a global defense technology leader, focused on developing differentiated and mission critical solutions for customers around the world. Pursuant to the terms of the merger agreement, Leopard Merger Sub Inc., a wholly-owned subsidiary of Harris and a party to the merger agreement, will merge with and into L3, which transaction is referred to as the merger, with L3 surviving as a wholly-owned subsidiary of Harris. Following the merger, Harris will change its name to “L3 Harris Technologies, Inc.,” and Harris, L3 and their respective subsidiaries will operate as a combined company, which is referred to as the combined company, under this name.

Upon successful completion of the merger, each issued and outstanding share of L3 common stock will be converted into the right to receive 1.30 shares of Harris common stock, which number is referred to as the exchange ratio. This exchange ratio is fixed and will not be adjusted for changes in the market price of either Harris common stock or L3 common stock between the dates of signing of the merger agreement and completion of the merger. Harris stockholders will continue to own their existing Harris shares. As of the date of this joint proxy statement/prospectus, based on the estimated number of shares of Harris common stock and L3 common stock that will be outstanding immediately prior to the completion of the merger, we estimate that Harris stockholders will own approximately [54]% and L3 stockholders will own approximately [46]% of the issued and outstanding shares of the combined company immediately following the completion of the merger. Both Harris’ and L3’s common stock is traded on the NYSE, under the symbols “HRS” and “LLL,” respectively. The common stock of the combined company will be listed on the NYSE under a symbol to be agreed upon by Harris and L3. We encourage you to obtain updated quotes for the Harris common stock and the L3 common stock.

Harris and L3 will each hold special meetings of their respective stockholders in connection with the proposed merger, which are referred to as the Harris stockholder meeting and the L3 stockholder meeting, respectively.

At the Harris stockholder meeting, Harris stockholders will be asked to consider and vote on (1) the proposal to approve the issuance of shares of Harris common stock to L3 stockholders pursuant to the merger agreement, which is referred to as the Harris share issuance proposal, (2) the proposal to adopt amendments to certain provisions of Harris’ certificate of incorporation, which is referred to as the Harris charter amendment proposal, (3) the proposal to approve, on a non-binding advisory basis, specific compensatory arrangements between Harris and its named executive officers relating to the merger and (4) the proposal to adjourn the Harris stockholder meeting to solicit additional proxies if there are not sufficient votes to approve the Harris share issuance proposal or the Harris charter amendment proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to Harris stockholders. The Harris board of directors unanimously recommends that Harris stockholders vote “FOR” each of the proposals to be considered at the Harris stockholder meeting.

At the L3 stockholder meeting, L3 stockholders will be asked to consider and vote on (1) the proposal to adopt the merger agreement, which is referred to as the L3 merger agreement proposal, (2) the proposal to approve, on a non-binding advisory basis, specific compensatory arrangements between L3 and its named executive officers relating to the merger and (3) the proposal to adjourn the L3 stockholder meeting to solicit additional proxies if there are not sufficient votes to approve the L3 merger agreement proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to L3 stockholders. The L3 board of directors unanimously recommends that L3 stockholders vote “FOR” each of the proposals to be considered at the L3 stockholder meeting.

We cannot complete the merger unless the L3 stockholders approve the L3 merger agreement proposal and the Harris stockholders approve both the Harris share issuance proposal and the Harris charter amendment proposal. Your vote on these matters is very important, regardless of the number of shares you own. Whether or not you plan to attend your respective stockholder meeting in person, please promptly mark, sign and date the accompanying proxy and return it in the enclosed postage-paid envelope or authorize the individuals named on your proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your proxy card.

The accompanying joint proxy statement/prospectus provides you with important information about the stockholder meetings, the merger, and each of the proposals. We encourage you to read the entire document carefully, in particular the “Risk Factors” section beginning on page 42 for a discussion of risks relevant to the merger.

We look forward to the successful completion of the merger.

Sincerely,

William M. Brown Chairman, President and Chief Executive Officer Harris Corporation	Christopher E. Kubasik Chairman, Chief Executive Officer and President L3 Technologies, Inc.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the Harris common stock to be issued in the merger or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated [•] and is first being mailed to Harris and L3 stockholders on or about [•].

Harris Corporation
1025 West NASA Boulevard

Melbourne, Florida 32919
(321) 727-9100

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [•], 2019

To the Stockholders of Harris Corporation:

Notice is hereby given that Harris Corporation, which is referred to as Harris, will hold a special meeting of its stockholders, which is referred to as the Harris stockholder meeting, at the Harris Global Innovation Center located at 1025 West NASA Boulevard, Melbourne, Florida 32919, on [•], beginning at [•], Eastern time, for the purpose of considering and voting on the following proposals:

1.	to approve the issuance of shares of Harris common stock to the stockholders of L3 Technologies, Inc., which is referred to as L3, pursuant to the Agreement and Plan of Merger, dated as of October 12, 2018 (as it may be amended from time to time), which is referred to as the merger agreement, by and among Harris, L3 and Leopard Merger Sub Inc., a wholly-owned subsidiary of Harris, which proposal is referred to as the Harris share issuance proposal;
2.	to adopt amendments to certain provisions of the certificate of incorporation of Harris, which amendments are collectively referred to as the charter amendment and which proposal is referred to as the Harris charter amendment proposal;
3.	to approve, on an advisory (non-binding) basis, the executive officer compensation that will or may be paid to Harris’ named executive officers in connection with the transactions contemplated by the merger agreement, which is referred to as the Harris compensation proposal; and
4.	to approve the adjournment of the Harris stockholder meeting to solicit additional proxies if there are not sufficient votes at the time of the Harris stockholder meeting to approve the Harris share issuance proposal and the Harris charter amendment proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to Harris stockholders, which is referred to as the Harris adjournment proposal.

Harris will transact no other business at the Harris stockholder meeting except such business as may properly be brought before the Harris stockholder meeting or any adjournment or postponement thereof. The accompanying joint proxy statement/prospectus, including the merger agreement attached thereto as Annex A, contains further information with respect to these matters.

Only holders of record of Harris common stock at the close of business on [•] are entitled to notice of and to vote at the Harris stockholder meeting and any adjournments or postponements thereof.

The Harris board of directors has unanimously approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement on the terms and subject to the conditions set forth in the merger agreement. The Harris board of directors unanimously recommends that Harris stockholders vote “FOR” the Harris share issuance proposal, “FOR” the Harris charter amendment proposal, “FOR” the Harris compensation proposal and “FOR” the Harris adjournment proposal.

Your vote is very important, regardless of the number of shares of Harris common stock you own. We cannot complete the transactions contemplated by the merger agreement without approval of the Harris share issuance proposal and the Harris charter amendment proposal. Assuming a quorum is present, the approval of the Harris share issuance proposal requires the affirmative vote of a majority of votes cast on the proposal, and the approval of the Harris charter amendment proposal requires the affirmative vote of a majority of the outstanding shares of Harris common stock entitled to vote on such proposal.

Whether or not you plan to attend the Harris stockholder meeting in person, we urge you to please promptly mark, sign and date the accompanying proxy and return it in the enclosed postage-paid envelope or authorize the individuals named on the proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with the proxy card. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker or other nominee. If you choose to vote your shares in person at the Harris stockholder meeting, please bring the enclosed proxy card and proof of identification. The use of video, still photography or audio recording at the Harris stockholder meeting is not permitted. For the safety of attendees, all bags, packages and briefcases are subject to inspection. Your compliance is appreciated.

If you have any questions about the merger, please contact Harris at (321) 727-9100 or write to Harris Corporation, Attn: Corporate Secretary, 1025 West NASA Boulevard, Melbourne, Florida 32919.

If you have any questions about how to vote or direct a vote in respect of your shares of Harris common stock, you may contact our proxy solicitor, Georgeson LLC, at (866) 297-1410.

By Order of the Board of Directors,

Scott T. Mikuen, Senior Vice President, General Counsel and Corporate Secretary

Melbourne, Florida

Dated: [•]

Your vote is important. Harris stockholders are requested to complete, date, sign and return the enclosed proxy in the envelope provided, which requires no postage if mailed in the United States, or to submit their votes electronically through the Internet or by telephone.

L3 Technologies, Inc.
600 Third Avenue
New York, New York 10016
(212) 697-1111

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [•], 2019

To the Stockholders of L3 Technologies, Inc.:

Notice is hereby given that L3 Technologies, Inc., which is referred to as L3, will hold a special meeting of its stockholders, which is referred to as the L3 stockholder meeting, at [•], on [•], beginning at [•], Eastern time, for the purpose of considering and voting on the following proposals:

1.	to adopt the Agreement and Plan of Merger, dated as of October 12, 2018 (as it may be amended from time to time), which is referred to as the merger agreement, by and among Harris Corporation, referred to as Harris, L3 and Leopard Merger Sub Inc., a wholly-owned subsidiary of Harris, which proposal is referred to as the L3 merger agreement proposal;
2.	to approve, on an advisory (non-binding) basis, the executive officer compensation that will or may be paid to L3’s named executive officers in connection with the transactions contemplated by the merger agreement, which is referred to as the L3 compensation proposal; and
3.	to approve the adjournment of the L3 stockholder meeting to solicit additional proxies if there are not sufficient votes at the time of the L3 stockholder meeting to approve the L3 merger agreement proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to L3 stockholders, which is referred to as the L3 adjournment proposal.

L3 will transact no other business at the L3 stockholder meeting except such business as may properly be brought before the L3 stockholder meeting or any adjournment or postponement thereof. The accompanying joint proxy statement/prospectus, including the merger agreement attached thereto as Annex A, contains further information with respect to these matters.

Only holders of record of L3 common stock at the close of business on [•] are entitled to notice of and to vote at the L3 stockholder meeting and any adjournments or postponements thereof.

The L3 board of directors has unanimously approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement on the terms and subject to the conditions set forth in the merger agreement. The L3 board of directors unanimously recommends that L3 stockholders vote “FOR” the L3 merger agreement proposal, “FOR” the L3 compensation proposal and “FOR” the L3 adjournment proposal.

Your vote is very important, regardless of the number of shares of L3 common stock you own. We cannot complete the transactions contemplated by the merger agreement without approval of the L3 merger agreement proposal. Assuming a quorum is present, the approval of the L3 merger agreement proposal requires the affirmative vote of a majority of the outstanding shares of L3 common stock entitled to vote on the L3 merger agreement proposal.

Whether or not you plan to attend the L3 stockholder meeting in person, we urge you to please promptly mark, sign and date the accompanying proxy and return it in the enclosed postage-paid envelope or authorize the individuals named on the proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with the proxy card. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker or other nominee. If you choose to vote your shares in person at the stockholder meeting, please bring the enclosed proxy card and proof of identification. The use of video, still photography or audio recording at the stockholder meeting is not permitted. For the safety of attendees, all bags, packages and briefcases are subject to inspection. Your compliance is appreciated.

If you have any questions about the merger, please contact L3 at (212) 697-1111 or write to L3 Technologies, Inc., Attn: Corporate Secretary, 600 Third Avenue, New York, New York 10016.

If you have any questions about how to vote or direct a vote in respect of your shares of L3 common stock, you may contact our proxy solicitor, Innisfree M&A Incorporated, toll-free at (877) 717-3898 or call collect at (212) 750-5833.

By Order of the Board of Directors,

Ann D. Davidson, Senior Vice President and Chief Legal Officer

New York, New York

Dated: [•]

Your vote is important. L3 stockholders are requested to complete, date, sign and return the enclosed proxy in the envelope provided, which requires no postage if mailed in the United States, or to submit their votes electronically through the Internet or by telephone.

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Harris and L3 from other documents that Harris and L3 have filed with the U.S. Securities and Exchange Commission, which is referred to as the SEC, and that are contained in or incorporated by reference into this joint proxy statement/prospectus. For a listing of documents incorporated by reference into this joint proxy statement/prospectus, please see the section entitled “Where You Can Find More Information” beginning on page 211. This information is available for you free of charge to review through the SEC’s website at www.sec.gov.

Any person may request a copy of this joint proxy statement/prospectus and any of the documents incorporated by reference into this joint proxy statement/prospectus or other information concerning Harris or L3, without charge, by written or telephonic request directed to the appropriate company or its proxy solicitor at the following contacts:

For Harris stockholders:	For L3 stockholders:

Harris Corporation 1025 West NASA Boulevard Melbourne, Florida 32919 (321) 727-9100 Attention: Corporate Secretary	L3 Technologies, Inc. 600 Third Avenue New York, New York 10016 (212) 697-1111 Attention: Corporate Secretary

Georgeson LLC 1290 Avenue of the Americas, 9th Floor New York, New York 10104 Stockholders, banks and brokers call: (866) 297-1410	Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, New York 10022 Stockholders may call toll free: (877) 717-3898 Banks and brokers may call collect: (212) 750-5833

In order for you to receive timely delivery of the documents in advance of the special meeting of Harris stockholders to be held on [•], which is referred to as the Harris stockholder meeting, or the special meeting of L3 stockholders to be held on [•], which is referred to as the L3 stockholder meeting, as applicable, you must request the information no later than [•], 2019.

The contents of the websites of the SEC, Harris, L3 or any other entity are not being incorporated into this joint proxy statement/prospectus. The information about how you can obtain certain documents that are incorporated by reference into this joint proxy statement/prospectus at these websites is being provided only for your convenience.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Harris (File No. 333-[•]), constitutes a prospectus of Harris under Section 5 of the Securities Act of 1933, as amended, which is referred to as the Securities Act, with respect to the shares of common stock of Harris to be issued to L3 stockholders pursuant to the Agreement and Plan of Merger, dated as of October 12, 2018, by and among Harris, L3 and Merger Sub, as it may be amended from time to time, which is referred to as the merger agreement. This document also constitutes a joint proxy statement of Harris and L3 under Section 14(a) of the Securities Exchange Act of 1934, as amended, which is referred to as the Exchange Act. It also constitutes a notice of meeting with respect to the L3 stockholder meeting and a notice of meeting with respect to the Harris stockholder meeting.

Harris has supplied all information contained or incorporated by reference into this joint proxy statement/prospectus relating to Harris, and L3 has supplied all such information relating to L3. Harris and L3 have both contributed to the information related to the merger contained in this joint proxy statement/prospectus.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. Harris and L3 have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference into this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [•], and you should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein.

Further, you should not assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this joint proxy statement/prospectus to Harris stockholders or L3 stockholders nor the issuance by Harris of shares of its common stock pursuant to the merger agreement will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

All references in this joint proxy statement/prospectus to “Harris” refer to Harris Corporation, a Delaware corporation; all references to “Merger Sub” refer to Leopard Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Harris formed for the purpose of effecting the merger as described in this joint proxy statement/prospectus. All references in this joint proxy statement/prospectus to “L3” refer to L3 Technologies, Inc., a Delaware corporation. All references in this joint proxy statement/prospectus to “combined company” or “L3 Harris” refer to Harris immediately following completion of the merger and the other transactions contemplated by the merger agreement. All references in this joint proxy statement/prospectus to “Harris common stock” refer to the common stock of Harris, par value $1.00 per share, and all references in this joint proxy statement/prospectus to “L3 common stock” refer to the common stock of L3, par value $0.01 per share.

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QUESTIONS AND ANSWERS

The following are some questions that you, as a stockholder of Harris or a stockholder of L3, may have regarding the merger and the other matters being considered at the special meetings of each company’s stockholders and brief answers to those questions. You are urged to carefully read this joint proxy statement/prospectus and the other documents referred to in this joint proxy statement/prospectus in their entirety because this section may not provide all the information that is important to you regarding these matters. Additional important information is contained in the annexes to, and the documents incorporated by reference into, this joint proxy statement/prospectus. You may obtain the information incorporated by reference in this joint proxy statement/prospectus, without charge, by following the instructions under the section entitled “Where You Can Find More Information” beginning on page 211.

Q:	Why am I receiving this joint proxy statement/prospectus?
A:	You are receiving this joint proxy statement/prospectus because Harris and L3 have agreed to combine their companies in a merger of equals structured through a merger of Merger Sub with and into L3, with L3 surviving the merger as a wholly-owned subsidiary of the combined company, which will be renamed “L3 Harris Technologies, Inc.” The merger agreement governs the terms of the business combination and merger of L3 and Merger Sub, which is referred to as the merger, and is attached to this joint proxy statement/prospectus as Annex A.

In order to complete the merger, among other things:

•	L3 stockholders must adopt the merger agreement in accordance with Delaware General Corporation Law, referred to as the DGCL, which proposal is referred to as the L3 merger agreement proposal;
•	Harris stockholders must approve the issuance of shares of Harris common stock to L3 stockholders pursuant to the merger agreement, which issuance is referred to as the share issuance and which proposal is referred to as the Harris share issuance proposal; and
•	Harris stockholders must adopt the proposed amendments to certain provisions of Harris’ certificate of incorporation, which amendments are collectively referred to as the charter amendment and which proposal is referred to as the Harris charter amendment proposal.

Harris is holding a special meeting of its stockholders, which is referred to as the Harris stockholder meeting, to obtain approval of the Harris share issuance proposal and the Harris charter amendment proposal. Harris stockholders will also be asked to approve, on an advisory (non-binding) basis, the merger-related executive officer compensation payments that will or may be paid by Harris to its named executive officers in connection with the merger, which is referred to as the Harris compensation proposal, and to approve the proposal to adjourn the Harris stockholder meeting to solicit additional proxies if there are not sufficient votes at the time of the Harris stockholder meeting to approve the Harris share issuance proposal and the Harris charter amendment proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Harris stockholders, which is referred to as the Harris adjournment proposal.

L3 is holding a special meeting of its stockholders, which is referred to as the L3 stockholder meeting, to obtain approval of the L3 merger agreement proposal. L3 stockholders will also be asked to approve, on an advisory (non-binding) basis, the merger-related executive officer compensation payments that will or may be paid by L3 to its named executive officers in connection with the merger, which is referred to as the L3 compensation proposal, and to approve the proposal to adjourn the L3 stockholder meeting to solicit additional proxies if there are not sufficient votes at the time of the L3 stockholder meeting to approve the L3 merger agreement proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to L3 stockholders, which is referred to as the L3 adjournment proposal.

Your vote is very important.

Q:	When and where will each of the stockholder meetings take place?
A:	The Harris stockholder meeting will be held at the Harris Global Innovation Center located at 1025 West NASA Boulevard, Melbourne, Florida 32919, on [•], at [•].

The L3 stockholder meeting will be held at [•], on [•], at [•].

If you choose to vote your shares in person at your respective company’s stockholder meeting, please bring your enclosed proxy card and proof of identification. The use of video, still photography or audio recording at each of the stockholder meetings is not permitted. For the safety of attendees, all bags, packages and briefcases are subject to inspection.

Even if you plan to attend your respective company’s stockholder meeting, L3 and Harris recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the applicable stockholder meeting. Shares held in “street name” may be voted in person by you only if you obtain a signed legal proxy from your bank, broker or other nominee giving you the right to vote the shares.

Q:	What matters will be considered at each of the stockholder meetings?
A:	At the Harris stockholder meeting, the stockholders of Harris will be asked to consider and vote on the following proposals:
•	Harris Proposal 1: The Harris share issuance proposal. Approval of the issuance of shares of Harris common stock to L3 stockholders pursuant to the merger agreement;
•	Harris Proposal 2: The Harris charter amendment proposal. Adoption of certain amendments to Harris’ certificate of incorporation;
•	Harris Proposal 3: The Harris compensation proposal. Approval of, on an advisory (non-binding) basis, the merger-related named executive officer compensation payments that will or may be paid by Harris to its named executive officers in connection with the merger; and
•	Harris Proposal 4: The Harris adjournment proposal. Approval of the adjournment of the Harris stockholder meeting to solicit additional proxies if there are not sufficient votes at the time of the Harris stockholder meeting to approve the Harris share issuance proposal and the Harris charter amendment proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to the Harris stockholders.

At the L3 stockholder meeting, stockholders of L3 will be asked to consider and vote on the following proposals:

•	L3 Proposal 1: The L3 merger agreement proposal. Adoption of the merger agreement;
•	L3 Proposal 2: The L3 compensation proposal. Approval of, on an advisory (non-binding) basis, the merger-related named executive officer compensation payments that will or may be paid by L3 to its named executive officers in connection with the merger; and
•	L3 Proposal 3: The L3 adjournment proposal. Approval of the adjournment of the L3 stockholder meeting to solicit additional proxies if there are not sufficient votes at the time of the L3 stockholder meeting to approve the L3 merger agreement proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to the L3 stockholders.

The approval of the L3 merger agreement proposal, the approval of the Harris share issuance proposal and the approval of the Harris charter amendment proposal are conditions to the obligations of L3 and Harris to complete the merger. None of the approvals of the Harris compensation proposal, the L3 compensation proposal, the Harris adjournment proposal or the L3 adjournment proposal are conditions to the obligations of L3 or Harris to complete the merger.

Q:	Does my vote matter?
A:	Yes, your vote is very important. The merger cannot be completed unless the merger agreement is adopted by L3 stockholders, the share issuance is approved by Harris stockholders and the charter amendment is adopted by Harris stockholders.

For Harris stockholders, if you do not return or submit your proxy or vote at the stockholder meeting as provided in this joint proxy statement/prospectus, the effect will be the same as a vote “AGAINST” the Harris charter amendment proposal. The Harris board of directors unanimously recommends that you vote “FOR” the Harris share issuance proposal, “FOR” the Harris charter amendment proposal, “FOR” the Harris compensation proposal and “FOR” the Harris adjournment proposal.

For L3 stockholders, if you do not return or submit your proxy or vote at the stockholder meeting as provided in this joint proxy statement/prospectus, the effect will be the same as a vote “AGAINST” the L3 merger agreement proposal. The L3 board of directors unanimously recommends that you vote “FOR” the L3 merger agreement proposal, “FOR” the L3 compensation proposal and “FOR” the L3 adjournment proposal.

Q:	What will I receive if the merger is completed?
A:	If the merger is completed, each share of L3 common stock outstanding at the effective time of the merger will be converted into the right to receive 1.30 shares of Harris common stock. Each L3 stockholder will receive cash for any fractional shares of Harris common stock that such stockholder would otherwise receive in the merger. Any cash amounts to be received by an L3 stockholder in respect of fractional shares will be aggregated and rounded to the nearest whole cent. As referred to in this joint proxy statement/prospectus, the effective time means the date and time when the certificate of merger has been duly filed with and accepted by the Secretary of State of the State of Delaware or at such later date and time as may be agreed by Harris and L3 in writing and specified in the certificate of merger.

If the merger is completed, Harris stockholders will not receive any merger consideration, and their shares of Harris common stock will constitute shares of the combined company.

Because Harris will issue a fixed number of shares of Harris common stock in exchange for each share of L3 common stock, the value of the merger consideration that L3 stockholders will receive in the merger will depend on the market price of shares of Harris common stock at the time the merger is completed. The market price of shares of Harris common stock when L3 stockholders receive those shares after the merger is completed could be greater than, less than or the same as the market price of shares of Harris common stock on the date of this joint proxy statement/prospectus or at the time of the stockholder meetings. Accordingly, you should obtain current stock price quotations for Harris common stock and L3 common stock before deciding how to vote with respect to the approval of the share issuance and the adoption of the charter amendment in the case of Harris stockholders or the adoption of the merger agreement in the case of L3 stockholders. Each of Harris’ and L3’s common stock is traded on the New York Stock Exchange, which is referred to as the NYSE, under the symbols “HRS” and “LLL,” respectively. Harris and L3 will cooperate in good faith to identify a ticker symbol under which shares of common stock of the combined company will trade on the NYSE after completion of the merger.

For more information regarding the merger consideration to be provided to L3 stockholders if the merger is completed, see the section entitled “The Merger Agreement—Merger Consideration” beginning on page 126.

Q:	Will Harris equity awards be affected by the merger?
A:	At the effective time:
•	any vesting conditions applicable to each outstanding Harris stock option, whether vested or unvested, that was granted prior to October 12, 2018 will, automatically and without any action on the part of the holder thereof, be deemed satisfied and accelerated in full, and each such award will remain outstanding as an option to purchase shares of Harris common stock;
•	any vesting conditions applicable to each outstanding Harris restricted share that was granted prior to October 12, 2018 will, automatically and without any action on the part of the holder thereof, be deemed satisfied and accelerated in full;
•	any vesting conditions applicable to each outstanding Harris restricted stock unit, which is referred to as a Harris RSU, that was granted prior to October 12, 2018 will, automatically and without any action on the part of the holder thereof, be deemed satisfied and accelerated in full, with each Harris RSU settled in one share of Harris common stock on the closing of the merger;

•	any stock equivalent units (which are equivalent in value to one share of Harris common stock and are referred to as Harris DSUs) that are credited and outstanding under the applicable Harris directors’ deferred compensation plan will, automatically and without any action on the part of the holder thereof, be settled in accordance with the terms of such Harris directors’ plan, with each Harris director (or former director) paid a lump sum cash payment in respect of the Harris DSUs, plus the amount equal to the remaining balance in his or her directors’ deferred compensation account no later than 90 days following the effective time;
•	any vesting conditions applicable to each outstanding Harris performance stock unit, which is referred to as a Harris PSU, that was granted prior to October 12, 2018 will, automatically and without any action on the part of the holder thereof, be deemed satisfied and accelerated in full with respect to a number of shares of Harris common stock based on the greater of the target and actual level of performance through the effective time (as reasonably determined by the Harris compensation committee after consultation with L3), with each Harris PSU settled in one share of Harris common stock on the closing of the merger; and
•	any Harris dividend equivalent rights associated with any Harris restricted share, Harris RSU, Harris DSU or Harris PSU will either be paid in cash or treated in the same manner as the award to which such dividend equivalent rights relate, in each case, pursuant to the terms of the relevant Harris plan immediately prior to the effective time.

Each equity award described above is referred to as a Harris equity award.

Q:	Will L3 equity awards be affected by the merger?
A:	At the effective time:
•	any vesting conditions applicable to each outstanding stock option to purchase L3 common stock under L3’s equity compensation plans, which is referred to as an L3 stock option, granted prior to October 12, 2018, will be deemed satisfied and accelerated in full and each L3 stock option will be converted into an option to purchase shares of Harris common stock based on the exchange ratio;
•	any vesting conditions applicable to each outstanding L3 restricted stock unit, which is referred to as an L3 RSU, that was granted prior to October 12, 2018 will be deemed satisfied and accelerated in full and will be converted into the right to receive Harris common stock based on the exchange ratio;
•	any vesting conditions applicable to a portion of L3 performance share units, which are referred to as L3 PSUs, that were granted prior to October 12, 2018, determined to have been earned based on the level of performance through the effective time, prorated to reflect the reduced service period through the effective time, will be deemed satisfied and will be converted into the right to receive Harris common stock based on the exchange ratio, and the remaining (non-prorated) portion of the earned L3 PSUs will be converted into time-vesting restricted stock units denominated in the number of shares of Harris common stock based on the exchange ratio; and
•	any L3 dividend equivalent rights associated with any L3 RSU or L3 PSU will either be paid in cash or treated in the same manner as the award to which the dividend equivalent rights relate, in each case pursuant to the terms of the relevant L3 plan immediately prior to the effective time.

Each equity award described above is referred to as an L3 equity award.

Q:	What will happen to the L3 Employee Stock Purchase Plan?
A:	L3 has amended its Employee Stock Purchase Plan, which is referred to as the L3 ESPP, to provide that the offering period that began in July 2018 and ends in December 2018 will be the final offering period for the plan. The final investment date for the L3 ESPP will be December 31, 2018, and each L3 ESPP participant’s accumulated contributions will be used to purchase shares of L3 common stock on that date. After the purchase of the shares on the final investment date, no further offering periods under the L3 ESPP will commence and at the effective time of the merger, the L3 ESPP will terminate in its entirety.

Q:	How does the board of directors of Harris recommend that I vote at the Harris stockholder meeting?
A:	The Harris board of directors unanimously recommends that you vote “FOR” the Harris share issuance proposal, “FOR” the Harris charter amendment proposal, “FOR” the Harris compensation proposal and “FOR” the Harris adjournment proposal.

In considering the recommendations of the Harris board of directors, Harris stockholders should be aware that Harris directors will directly benefit from the merger. In addition, Harris directors and executive officers have interests in the merger that are different from, or in addition to, their interests as Harris stockholders. For a more complete description of these interests, see the information provided in the section entitled “Interests of Harris’ Directors and Executive Officers in the Merger” beginning on page 163.

Q:	How does the board of directors of L3 recommend that I vote at the L3 stockholder meeting?
A:	The L3 board of directors unanimously recommends that you vote “FOR” the L3 merger agreement proposal, “FOR” the L3 compensation proposal and “FOR” the L3 adjournment proposal.

In considering the recommendations of the L3 board of directors, L3 stockholders should be aware that L3 directors will directly benefit from the merger. In addition, L3 directors and executive officers have interests in the merger that are different from, or in addition to, their interests as L3 stockholders. For a more complete description of these interests, see the information provided in the section entitled “Interests of L3’s Directors and Executive Officers in the Merger” beginning on page 171.

Q:	Who is entitled to vote at the Harris stockholder meeting?
A:	The record date for the Harris stockholder meeting is [•]. All holders of shares of Harris common stock who held shares at the close of business on the record date are entitled to receive notice of, and to vote at, the Harris stockholder meeting. Each holder of Harris common stock is entitled to cast one vote on each matter properly brought before the Harris stockholder meeting for each share of Harris common stock that such holder owned of record as of the record date. Physical attendance at the stockholder meeting is not required to vote. See below and the section entitled “The Harris Stockholder Meeting—Methods of Voting” beginning on page 59 for instructions on how to vote your shares without attending the Harris stockholder meeting.
Q:	Who is entitled to vote at the L3 stockholder meeting?
A:	The record date for the L3 stockholder meeting is [•]. All holders of shares of L3 common stock who held shares at the close of business on the record date are entitled to receive notice of, and to vote at, the L3 stockholder meeting. Each holder of L3 common stock is entitled to cast one vote on each matter properly brought before the L3 stockholder meeting for each share of L3 common stock that such holder owned of record as of the record date. Physical attendance at the stockholder meeting is not required to vote. See below and the section entitled “The L3 Stockholder Meeting—Methods of Voting” beginning on page 70 for instructions on how to vote your shares without attending the L3 stockholder meeting.
Q:	What is a proxy?
A:	A proxy is a stockholder’s legal designation of another person, which is referred to as a proxy, to vote shares of such stockholder’s common stock at a stockholder meeting. The document used to designate a proxy to vote your shares of Harris or L3 common stock, as applicable, is referred to as a proxy card.
Q:	How many votes do I have for the Harris stockholder meeting?
A:	Each Harris stockholder is entitled to one vote for each share of Harris common stock held of record as of the close of business on the record date for the Harris stockholder meeting. As of the close of business on the record date, there were [•] outstanding shares of Harris common stock.
Q:	How many votes do I have for the L3 stockholder meeting?
A:	Each L3 stockholder is entitled to one vote for each share of L3 common stock held of record as of the close of business on the record date for the L3 stockholder meeting. As of the close of business on the record date, there were [•] outstanding shares of L3 common stock.

Q:	What constitutes a quorum for the Harris stockholder meeting?
A:	The holders of a majority of the shares of Harris common stock entitled to vote at the meeting must be represented at the Harris stockholder meeting in person or by proxy in order to constitute a quorum. Abstentions and broker non-votes are considered present for purposes of establishing a quorum.
Q:	What constitutes a quorum for the L3 stockholder meeting?
A:	The holders of a majority in voting power of the outstanding shares of capital stock of L3 must be represented at the L3 stockholder meeting in person or by proxy in order to constitute a quorum. Shares of L3 common stock represented at the L3 stockholder meeting and entitled to vote, but not voted, including shares for which a stockholder directs an “abstention” from voting and broker non-votes will be counted for purposes of determining a quorum.
Q:	What will happen to Harris and L3 as a result of the merger?
A:	The merger is structured as a “reverse triangular merger,” in which Merger Sub, a wholly-owned subsidiary of Harris, will merge with and into L3, with L3 surviving the merger as a wholly-owned subsidiary of the combined company, which will be renamed “L3 Harris Technologies, Inc.” Upon completion of the merger, L3 will no longer be a public company and its shares will be delisted from the NYSE, deregistered under the Exchange Act and cease to be publicly traded.
Q:	Where will the common stock of the combined company that I receive in the merger be publicly traded?
A:	The shares of common stock of the combined company to be issued in the merger will be listed for trading on the NYSE. L3 and Harris have agreed to cooperate in good faith to identify a ticker symbol under which shares of common stock of the combined company will trade on the NYSE after completion of the merger.
Q:	What happens if the merger is not completed?
A:	If the merger agreement is not adopted by L3 stockholders, if the share issuance is not approved by Harris stockholders, if the charter amendment is not adopted by Harris stockholders or if the merger is not completed for any other reason, L3 stockholders will not receive any merger consideration for their shares of L3 common stock in connection with the merger. Instead, L3 will remain an independent public company and its common stock will continue to be listed and traded on the NYSE, and Harris will not complete the share issuance or the charter amendment. If the merger agreement is terminated under specified circumstances, L3 may be required to pay Harris a termination fee of $590 million. If the merger agreement is terminated under other specified circumstances, Harris may be required to pay L3 a termination fee of $700 million. See the section entitled “The Merger Agreement—Termination Fees” beginning on page 149 for a more detailed discussion of the termination fees.
Q:	What is a “broker non-vote”?
A:	Under NYSE rules, banks, brokers and other nominees may use their discretion to vote “uninstructed” shares (i.e., shares of record held by banks, brokers or other nominees, but with respect to which the beneficial owner of such shares has not provided instructions on how to vote on a particular proposal) with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. All of the proposals currently scheduled for consideration at the Harris stockholder meeting and L3 stockholder meeting are “non-routine” matters.

A “broker non-vote” occurs on an item when (a) a bank, broker or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and (b) the beneficial owner fails to provide the bank, broker or other nominee with such instructions. Because none of the proposals currently scheduled to be voted on at either the Harris stockholder meeting or the L3 stockholder meeting are routine matters for which brokers may have discretionary authority to vote, Harris and L3 do not expect there to be any broker non-votes at the Harris stockholder meeting or the L3 stockholder meeting, respectively.

Q:	What stockholder vote is required for the approval of each proposal at the Harris stockholder meeting? What will happen if I fail to vote or abstain from voting on each proposal at the Harris stockholder meeting?
A:	Harris Proposal 1: Harris share issuance proposal. Assuming a quorum is present, the approval of the share issuance by the stockholders of Harris requires the affirmative vote of a majority of votes cast on the proposal. A Harris stockholder’s abstention from voting will have the same effect as a vote “AGAINST” the Harris share issuance proposal, while a broker non-vote or the failure of a Harris stockholder to vote (including the failure of a Harris stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have no effect on the Harris share issuance proposal.

Harris Proposal 2: Harris charter amendment proposal. Assuming a quorum is present, the adoption of the charter amendment by stockholders of Harris requires the affirmative vote of a majority of the outstanding shares of Harris common stock entitled to vote on such proposal. Accordingly, a Harris stockholder’s abstention from voting, a broker non-vote or the failure of a Harris stockholder to vote (including the failure of a Harris stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have the same effect as a vote “AGAINST” the Harris charter amendment proposal.

Harris Proposal 3: Harris compensation proposal. Assuming a quorum is present, approval of the Harris compensation proposal requires the affirmative vote of the majority of shares present in person or represented by proxy at the Harris stockholder meeting and entitled to vote on the subject matter. A Harris stockholder’s abstention from voting will have the same effect as a vote “AGAINST” the Harris compensation proposal, while a broker non-vote or the failure of a Harris stockholder to vote (including the failure of a Harris stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have no effect on the Harris compensation proposal.

Harris Proposal 4: Harris adjournment proposal. The Harris stockholder meeting may be adjourned to solicit additional proxies if there are not sufficient votes at the time of the Harris stockholder meeting to approve the Harris share issuance proposal and the Harris charter amendment proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to the Harris stockholders. Whether or not a quorum is present, the affirmative vote of the holders of a majority of the voting shares of Harris common stock represented at the Harris stockholder meeting is required to adjourn the Harris stockholder meeting. A Harris stockholder’s abstention from voting will have the same effect as a vote “AGAINST” the Harris adjournment proposal, while a broker non-vote or the failure of a Harris stockholder to vote (including the failure of a Harris stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have no effect on the Harris adjournment proposal.

Q:	What stockholder vote is required for the approval of each proposal at the L3 stockholder meeting? What will happen if I fail to vote or abstain from voting on each proposal at the L3 stockholder meeting?
A:	L3 Proposal 1: L3 merger agreement proposal. Assuming a quorum is present, the adoption of the merger agreement by the stockholders of L3 requires the affirmative vote of a majority of the outstanding shares of L3 common stock entitled to vote thereon. Accordingly, an L3 stockholder’s abstention from voting, a broker non-vote or the failure of an L3 stockholder to vote (including the failure of an L3 stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have the same effect as a vote “AGAINST” the proposal.

L3 Proposal 2: L3 compensation proposal. Assuming a quorum is present, approval of the L3 compensation proposal requires the affirmative vote of a majority of the votes cast at the L3 stockholder meeting on this proposal. Accordingly, an L3 stockholder’s abstention from voting, a broker non-vote or the failure of an L3 stockholder to vote (including the failure of an L3 stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have no effect on the L3 compensation proposal.

L3 Proposal 3: L3 adjournment proposal. The L3 stockholder meeting may be adjourned to solicit additional proxies if there are not sufficient votes at the time of the L3 stockholder meeting to approve the L3 merger agreement proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to the L3 stockholders. Whether or not there is a quorum, approval of the L3 adjournment proposal requires the affirmative vote of a majority in voting power of the shares of L3 common stock represented at the L3 stockholder meeting. Accordingly, an L3 stockholder’s abstention from voting will have the same effect as a vote “AGAINST” the proposal, while a broker non-vote or the failure of an L3 stockholder to vote (including the failure of an L3 stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have no effect on the L3 adjournment proposal. The chairman of the L3 stockholder meeting may also adjourn the meeting, whether or not there is a quorum.

Q:	Why am I being asked to consider and vote on a proposal to approve, by non-binding, advisory vote, merger-related compensation arrangements for the Harris and L3 named executive officers (i.e., the Harris compensation proposal and the L3 compensation proposal)?
A:	Under SEC rules, Harris and L3 are each required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to Harris’ or L3’s respective named executive officers that is based on or otherwise relates to the merger, or “golden parachute” compensation.
Q:	What happens if Harris stockholders or L3 stockholders do not approve, by non-binding, advisory vote, merger-related compensation arrangements for Harris’ or L3’s named executive officers (i.e., the Harris compensation proposal and the L3 compensation proposal)?
A:	The votes on the proposals to approve the merger-related compensation arrangements for each of Harris’ and L3’s named executive officers are separate and apart from the votes to approve the other proposals being presented at the Harris stockholder meeting and the L3 stockholder meeting. Because the votes on the proposals to approve the merger-related executive compensation are advisory in nature only, they will not be binding upon Harris, L3 or the surviving company in the merger. Accordingly, the merger-related compensation may be paid to Harris’ and L3’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements even if Harris’ or L3’s respective stockholders do not approve the proposals to approve the merger-related executive compensation.
Q:	What if I hold shares in both Harris and L3?
A:	If you are both a Harris stockholder and an L3 stockholder, you will receive two separate packages of proxy materials. A vote cast as a Harris stockholder will not count as a vote cast as an L3 stockholder, and a vote cast as an L3 stockholder will not count as a vote cast as a Harris stockholder. Therefore, please submit separate proxies for your shares of Harris common stock and your shares of L3 common stock.
Q:	How can I vote my shares in person at my respective stockholder meeting?
A:	Record Holders. Shares held directly in your name as the stockholder of record of Harris or L3 may be voted in person at the Harris stockholder meeting or the L3 stockholder meeting, as applicable. If you choose to vote your shares in person at the respective stockholder meeting, please bring your enclosed proxy card and proof of identification.

Shares in “street name.” Shares held in “street name” may be voted in person by you only if you obtain a signed legal proxy from your bank, broker or other nominee giving you the right to vote the shares. If you choose to vote your shares in person at the Harris stockholder meeting or L3 stockholder meeting, as applicable, please bring proof of identification.

Even if you plan to attend the Harris stockholder meeting or the L3 stockholder meeting, as applicable, Harris and L3 recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the respective stockholder meeting. The use of video, still photography or audio recording at either stockholder meeting is not permitted at either stockholder meeting. For the safety of attendees, all bags, packages and briefcases are subject to inspection. Your compliance is appreciated.

Harris stockholders who hold shares of Harris common stock through the Harris Corporation Retirement Plan, which is referred to as the Harris Retirement Plan, may attend the Harris stockholder meeting, but may not vote such shares in person. Harris stockholders who hold shares of Harris common stock through the Harris Retirement Plan should submit voting instructions for those shares to the trustee of the Harris Retirement Plan by using the Internet, telephone or by mail and by following the instructions contained together with the proxy card as further explained in the section entitled “The Harris Stockholder Meeting—Methods of Voting” on page 59.

L3 stockholders who hold shares of L3 common stock through an L3 401(k) Plan may attend the L3 stockholder meeting, but may not vote such shares in person. L3 stockholders who hold shares of L3 common stock through an L3 401(k) Plan should submit a proxy for such shares by using the Internet, telephone or by mail and by following the instructions contained together with the proxy card as further explained in the section entitled “The L3 Stockholder Meeting—Methods of Voting” on page 70.

Additional information on attending the stockholder meetings can be found under the section entitled “The Harris Stockholder Meeting” on page 57 and under the section entitled “The L3 Stockholder Meeting” on page 68.

Q:	How can I vote my shares without attending my respective stockholder meeting?
A:	Whether you hold your shares directly as the stockholder of record of Harris or L3 or beneficially in “street name,” you may direct your vote by proxy without attending the Harris stockholder meeting or the L3 stockholder meeting, as applicable. You can vote by proxy over the Internet, or by telephone or by mail by following the instructions provided in the enclosed proxy card. Please note that if you hold shares beneficially in “street name,” you should follow the voting instructions provided by your bank, broker or other nominee.

Additional information on voting procedures can be found under the section entitled “The Harris Stockholder Meeting” on page 57 and under the section entitled “The L3 Stockholder Meeting” on page 68.

Q:	What is the difference between holding shares as a stockholder of record and as a beneficial owner of shares held in “street name?”
A:	If your shares of common stock in Harris or L3 are registered directly in your name with Computershare Trust Company, N.A., which is referred to as Computershare, the transfer agent of both Harris and L3, you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to vote, or to grant a proxy for your vote directly to Harris or L3, as applicable, or to a third party to vote, at the respective stockholder meeting.

If your shares of common stock in Harris or L3 are held by a bank, broker or other nominee, you are considered the beneficial owner of shares held in “street name,” and your bank, broker or other nominee is considered the stockholder of record with respect to those shares. Your bank, broker or other nominee will send you, as the beneficial owner, a package describing the procedure for voting your shares. You should follow the instructions provided by them to vote your shares. You are invited to attend the Harris stockholder meeting or the L3 stockholder meeting, as applicable, however, you may not vote these shares in person at the respective stockholder meeting unless you obtain a signed legal proxy, executed in your favor, from your bank, broker or other nominee that holds your shares, giving you the right to vote the shares at the applicable stockholder meeting.

Q:	If my shares of Harris common stock or L3 common stock are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote those shares for me?
A:	No. Your bank, broker or other nominee will only be permitted to vote your shares of Harris common stock or L3 common stock, as applicable, if you instruct your bank, broker or other nominee how to vote. You should follow the procedures provided by your bank, broker or other nominee regarding the voting of your shares. Under the rules of the NYSE, banks, brokers and other nominees who hold shares of Harris common stock or L3 common stock in “street name” for their customers have authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are prohibited from exercising their voting discretion with respect to non-routine matters, which includes all the proposals currently scheduled to be considered and voted on at each of the Harris and L3 stockholder meetings. As a result, absent specific instructions from the beneficial owner of such shares, banks, brokers and other nominees are not empowered to vote such shares.

For Harris stockholders, the effect of not instructing your bank, broker or other nominee how you wish to vote your shares will be the same as a vote “AGAINST” the Harris charter amendment proposal, but will not be counted as “FOR” or “AGAINST” and, assuming a quorum is present at the Harris stockholder meeting, will have no effect on, the Harris share issuance proposal, the Harris compensation proposal or the Harris adjournment proposal.

For L3 stockholders, the effect of not instructing your bank, broker or other nominee how you wish to vote your shares will be the same as a vote “AGAINST” the L3 merger agreement proposal, but will not be counted as “FOR” or “AGAINST” and, assuming a quorum is present at the L3 stockholder meeting, will have no effect on, the L3 compensation proposal or the L3 adjournment proposal.

Q:	What if I participate in the Harris Retirement Plan?
A:	If you are a participant in the Harris Retirement Plan, and you own shares of Harris common stock through the Harris Retirement Plan, your voting instruction covers the shares of Harris common stock you own through the Harris Retirement Plan. You may provide voting instructions for those shares to the trustee of the Harris Retirement Plan over the Internet, by telephone or by mail using the details provided on the proxy card or the paper voting instruction form (if you received a paper copy of the proxy materials). If you do not timely provide voting instructions for those shares, then as directed by the terms of the Harris Retirement Plan, those shares will be voted by the trustee in the same proportion as the shares for which other participants in the Harris Retirement Plan have timely provided voting instructions, except as otherwise required by the Employee Retirement Income Security Act of 1974, as amended.

Additional information about the methods of voting can be found under the section entitled “The Harris Stockholder Meeting—Methods of Voting” beginning on page 59.

Q:	What if I participate in the Harris Dividend Reinvestment Plan?
A:	If you are a participant in the Harris Dividend Reinvestment Plan, which is referred to as the Harris DRIP, administered by Computershare, your voting instruction covers the shares of Harris common stock held in your Harris DRIP account. Computershare, as the Harris DRIP administrator, is the stockholder of record of Harris common stock owned through the Harris DRIP and will not vote these shares unless you provide it with voting instructions, which you may do over the Internet, by telephone or by mail using the details provided on the proxy card or the paper voting instruction form (if you received a paper copy of the proxy materials).

Additional information about the methods of voting can be found under the section entitled “The Harris Stockholder Meeting—Methods of Voting” beginning on page 59.

Q:	What if I participate in an L3 401(k) Savings Plan?
A:	If you are a participant in the L3 Technologies Master Savings Plan or the Aviation Communications & Surveillance Systems 401(k) Plan (each of which is referred to as an L3 401(k) Plan), you may vote your shares of L3 common stock held in your L3 401(k) Plan by submitting a proxy by the Internet, telephone or by mail. Proxies must be received by 11:59 p.m. Eastern time, on [•], 2019.

Your proxy will serve as voting instructions for the shares of L3 common stock reflecting your proportional interest in the L3 common stock held in the plan as of the record date. The trustee will vote shares of L3 common stock reflecting your proportional interest in the L3 common stock in the L3 401(k) Plan as instructed on the proxy. If you hold an interest in L3 common stock through an L3 401(k) Plan and you do not provide voting instructions, the trustee will vote the shares in the same proportion as the shares of L3 common stock held by the L3 401(k) Plan for which voting instructions have been received from other participants in the plan, except as otherwise required by law.

Additional information about the methods of voting can be found under the section entitled “The L3 Stockholder Meeting—Methods of Voting” beginning on page 70.

Q:	What should I do if I receive more than one set of voting materials for the same stockholder meeting?
A:	If you hold shares of Harris common stock or L3 common stock in “street name” and also directly in your name as a stockholder of record or otherwise or if you hold shares of Harris common stock or L3 common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the same stockholder meeting.

Record Holders. For shares held directly, please complete, sign, date and return each proxy card (or cast your vote by telephone or Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of Harris common stock or L3 common stock are voted.

Shares in “street name.” For shares held in “street name” through a bank, broker or other nominee, you should follow the procedures provided by your bank, broker or other nominee to vote your shares.

Q:	If a stockholder gives a proxy, how are the shares of Harris or L3 common stock voted?
A:	Regardless of the method you choose to vote, the individuals named on the enclosed proxy card will vote your shares of Harris common stock or L3 common stock, as applicable, in the way that you indicate. When completing the Internet or telephone processes or the proxy card, you may specify whether your shares of Harris common stock or L3 common stock, as applicable, should be voted for or against, or abstain from voting on, all, some or none of the specific items of business to come before the respective stockholder meeting.
Q:	How will my shares of Harris common stock be voted if I return a blank proxy?
A:	If you sign, date and return your proxy and do not indicate how you want your shares of Harris common stock to be voted, then your shares of Harris common stock will be voted “FOR” the Harris share issuance proposal, “FOR” the Harris charter amendment proposal, “FOR” the Harris compensation proposal and “FOR” the Harris adjournment proposal.
Q:	How will my shares of L3 common stock be voted if I return a blank proxy?
A:	If you sign, date and return your proxy and do not indicate how you want your shares of L3 common stock to be voted, then your shares of L3 common stock will be voted “FOR” the L3 merger agreement proposal, “FOR” the L3 compensation proposal and “FOR” the L3 adjournment proposal.
Q:	Can I change my vote after I have submitted my proxy?
A:	Any stockholder giving a proxy has the right to revoke it before the proxy is voted at the applicable stockholder meeting by any of the following:
•	subsequently submitting a new proxy (including by submitting a proxy via the Internet or telephone) that is received by the deadline specified on the accompanying proxy card;
•	giving written notice of your revocation to the Harris corporate secretary or L3 corporate secretary, as applicable; or
•	voting in person at the applicable stockholder meeting.

Execution or revocation of a proxy will not in any way affect your right to attend the applicable stockholder meeting and vote in person. Written notices of revocation and other communications with respect to the revocation of proxies should be addressed:

if you are a Harris stockholder, to:	if you are an L3 stockholder, to:

Harris Corporation Attn: Corporate Secretary 1025 West NASA Boulevard Melbourne, Florida 32919	L3 Technologies, Inc. Attn: Corporate Secretary 600 Third Avenue New York, New York 10016

Q:	If I hold my shares in “street name,” can I change my voting instructions after I have submitted voting instructions to my bank, broker or other nominee?

If your shares are held in the name of a bank, broker or other nominee and you previously provided voting instructions to your bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee to revoke or change your voting instructions.

Q:	Where can I find the voting results of the stockholder meetings?
A:	The preliminary voting results for each stockholder meeting will be announced at that stockholder meeting. In addition, within four business days following certification of the final voting results, each of Harris and L3 intends to file the final voting results of its respective stockholder meeting with the SEC on a Current Report on Form 8-K.
Q:	If I do not favor the merger, what are my rights?
A:	Neither Harris stockholders nor L3 stockholders are entitled to dissenters’ rights under the DGCL. If they are not in favor of the merger, Harris stockholders may vote against the Harris share issuance proposal or the Harris charter amendment proposal, and L3 stockholders may vote against the L3 merger agreement proposal. For more information, see the section entitled “No Appraisal Rights” beginning on page 201. Information about how Harris stockholders may vote on the proposals being considered in connection with the merger can be found under the section entitled “The Harris Stockholder Meeting” beginning on page 57. Information about how L3 stockholders may vote on the proposals being considered in connection with the merger can be found under the section entitled “The L3 Stockholder Meeting” beginning on page 68.
Q:	Are there any risks that I should consider in deciding whether to vote for the approval of the L3 merger agreement proposal, the approval of the Harris share issuance proposal or the approval of the Harris charter amendment proposal?
A:	Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 42. You also should read and carefully consider the risk factors of Harris and L3 contained in the documents that are incorporated by reference into this joint proxy statement/prospectus.
Q:	What happens if I sell my shares of Harris common stock or L3 common stock before the respective stockholder meeting?
A:	The record date for Harris stockholders entitled to vote at the Harris stockholder meeting is earlier than the date of the Harris stockholder meeting, and the record date for L3 stockholders entitled to vote at the L3 stockholder meeting is earlier than the date of the L3 stockholder meeting. If you transfer your shares of Harris common stock or L3 common stock after the respective record date but before the applicable stockholder meeting, you will, unless special arrangements are made, retain your right to vote at the applicable stockholder meeting.
Q:	Who will solicit and pay the cost of soliciting proxies?
A:	Harris has engaged Georgeson LLC, which is referred to as Georgeson, to assist in the solicitation of proxies for the Harris stockholder meeting. Harris estimates that it will pay Georgeson a fee of approximately $15,000 plus costs and expenses. Harris has agreed to indemnify Georgeson against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions). L3 has engaged Innisfree M&A Incorporated, which is referred to as Innisfree, to assist in the solicitation of proxies for the L3 stockholder meeting. L3 estimates that it will pay Innisfree a fee of approximately $25,000, plus reimbursement for certain out-of-pocket fees and expenses. L3 has agreed to indemnify Innisfree against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions). Harris and L3 also may be required to reimburse banks, brokers and other custodians, nominees and fiduciaries or their respective agents for their expenses in forwarding proxy materials to beneficial owners of Harris common stock and L3 common stock, respectively. Harris’ directors, officers and employees and L3’s directors, officers and employees also may solicit proxies by telephone, by electronic means or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	What are the material United States federal income tax consequences of the merger to L3 stockholders?
A:	For U.S. federal income tax purposes, the merger is intended to be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which is referred to as the Code. As described further in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 146, each party’s obligation to effect the merger is conditioned on the receipt by such party from the other party of a required tax representation letter, although this condition would nevertheless not be satisfied if such receiving party’s counsel, due to a change in law, is unable to deliver an opinion based on such representation letters to the effect that for U.S. federal income tax purposes the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and such receiving party is unable to obtain such an opinion from an alternative tax counsel pursuant to the merger agreement. In addition, L3 and Harris expect to receive opinions from legal counsel that the merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code at or prior to the time of the consummation of the merger. Generally, for U.S. federal income tax purposes, if you are a U.S. holder (as defined in the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 178) of L3 common stock, you will only recognize gain or loss equal to the difference between (a) the sum of cash you receive in lieu of fractional shares of Harris common stock and (b) your adjusted tax basis in such fractional share of Harris common stock. If you are a non-U.S. holder (as defined in the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 178) of L3 common stock, the merger will generally not result in tax to you under U.S. federal income tax laws unless you have certain connections to the United States. You are encouraged to seek tax advice regarding such matters.

Because individual circumstances may differ, it is recommended that you consult your own tax advisor to determine the particular tax effects of the merger to you.

You should read the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 178 for a more complete discussion of the material U.S. federal income tax consequences of the merger.

TAX MATTERS ARE COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGER WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.

Q:	When is the merger expected to be completed?
A:	Subject to the satisfaction or waiver of the closing conditions described under the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 146, including the approval of the share issuance and adoption of the charter amendment by Harris stockholders at the Harris stockholder meeting and the adoption of the merger agreement by L3 stockholders at the L3 stockholder meeting, the merger is expected to close in mid-calendar year 2019. However, neither Harris nor L3 can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. Harris and L3 hope to complete the merger as soon as reasonably practicable. See also the section entitled “The Merger—Regulatory Approvals” beginning on page 119.
Q:	What are the conditions to completion of the merger?
A:	In addition to the approval of the share issuance and the adoption of the charter amendment by Harris stockholders and the adoption of the merger agreement by L3 stockholders, as described above, completion of the merger is subject to the satisfaction of a number of other conditions, including, but not limited to, approval for listing on the NYSE of the shares of Harris common stock to be issued pursuant to the merger agreement, the expiration or earlier termination any applicable waiting period, and the receipt of approvals under, domestic and certain foreign antitrust and competition laws, the absence of governmental restraints or prohibitions preventing the consummation of the merger, the effectiveness of the registration statement on Form S-4 registering the Harris common stock issuable in the merger and absence of any stop order or proceedings by the SEC with respect thereto. The obligation of each of L3 and Harris to consummate the merger is also conditioned on, among other things, the receipt of the required tax representation letter from the other party, although this condition would nevertheless not be satisfied if such receiving party’s counsel, due to a change in law, is unable to deliver an opinion based on such representation letters to the effect that for U.S. federal income tax purposes the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and such receiving party is unable to obtain such an opinion from an alternative tax counsel pursuant to the merger agreement, the absence of a material adverse effect on the other party, the truth and correctness of the representations and warranties made by the other party on the date of the merger agreement and on the closing date (subject to certain materiality qualifiers) and the performance by the other party in all material respects of its obligations under the merger agreement. In addition, the obligation of L3 to consummate the merger is conditioned on the implementation, at the effective time of the merger, of the governance-related matters described in the section entitled “The Merger—Governance of the Combined Company” beginning on page 120. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 146.

Q:	What respective equity stakes will Harris stockholders and L3 stockholders hold in the combined company immediately following the merger?
A:	As of the date of this joint proxy statement/prospectus, based on the estimated number of shares of common stock of Harris and L3 that will be outstanding immediately prior to the completion of the merger and the exchange ratio of 1.30, Harris and L3 estimate that holders of shares of Harris common stock as of immediately prior to the completion of the merger will hold, in the aggregate, approximately [54]% of the issued and outstanding shares of common stock of the combined company immediately following the completion of the merger, and holders of shares of L3 common stock as of immediately prior to the completion of the merger will hold, in the aggregate, approximately [46]% of the issued and outstanding shares of common stock of the combined company immediately following the completion of the merger. The exact equity stake of Harris stockholders and L3 stockholders in the combined company immediately following the merger will depend on the number of shares of Harris common stock and L3 common stock issued and outstanding immediately prior to the merger.
Q:	Will I still be paid dividends prior to the merger?
A:	Harris may declare and pay one regular quarterly cash dividend per quarter as follows:
•	for the fiscal year ending June 28, 2019, an amount per share of $0.685 per quarter; and
•	for the fiscal year ending July 3, 2020, an amount per share up to $0.74 per quarter.

L3 may declare and pay one regular quarterly cash dividend per quarter as follows:

•	for the year ending December 31, 2018, an amount per share of $0.80 per quarter; and
•	for the year ending December 31, 2019, an amount per share up to $0.85 per quarter.

L3 will coordinate with Harris on the declaration, setting of record dates and payment dates of dividends on shares of L3 common stock so that holders of shares of L3 common stock do not receive dividends on both shares of L3 common stock and Harris common stock received in the merger in respect of any calendar quarter or fail to receive a dividend on either shares of L3 common stock or Harris common stock received in the merger in respect of any calendar quarter.

For more information regarding the payment of dividends, see the section entitled “The Merger Agreement—Conduct of Business Prior to the Effective Time” beginning on page 133.

Q:	If I am an L3 stockholder, how will I receive the merger consideration to which I am entitled?
A:	If you hold your shares of L3 common stock in book-entry form, you will not be required to take any specific actions to exchange your shares for shares of Harris common stock. After the completion of the merger, shares of L3 common stock held in book-entry form will be automatically exchanged for shares of Harris common stock in book-entry form and cash to be paid in lieu of any fractional share of Harris common stock to which you are entitled. If you hold your shares of L3 common stock in certificated form, after receiving the proper documentation from you, following the effective time, the exchange agent will deliver to you the Harris common stock (in book-entry form) and cash in lieu of fractional shares to which you are entitled. More information may be found in the sections entitled “The Merger—Exchange of Shares” beginning on page 123 and “The Merger Agreement—Exchange Procedures” beginning on page 127.

Q:	What should I do now?
A:	You should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, and return your completed, signed and dated proxy card(s) by mail in the enclosed postage-paid envelope or submit your voting instructions by telephone or over the Internet as soon as possible so that your shares will be voted in accordance with your instructions.
Q:	Whom do I call if I have questions about the Harris stockholder meeting, the L3 stockholder meeting or the merger?
A:	If you have questions about the Harris stockholder meeting, the L3 stockholder meeting or the merger, or desire additional copies of this joint proxy statement/prospectus or additional proxies, you may contact:

if you are a Harris stockholder:	if you are an L3 stockholder:

Georgeson LLC 1290 Avenue of the Americas, 9th Floor New York, New York 10104 Stockholders, banks and brokers call: (866) 297-1410	Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, New York 10022 Telephone (Toll-Free): (877) 717-3898 Banks and Brokers (Collect): (212) 750-5833

SUMMARY

For your convenience, provided below is a brief summary of certain information contained in this joint proxy statement/prospectus. This summary highlights selected information from this joint proxy statement/prospectus and does not contain all of the information that may be important to you as a Harris stockholder or an L3 stockholder. To understand the merger fully and for a more complete description of the terms of the merger, you should read carefully this entire joint proxy statement/prospectus, its annexes and the other documents to which you are referred. Items in this summary include a page reference directing you to a more complete description of those items. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions under the section entitled “Where You Can Find More Information” beginning on page 211.

The Parties to the Merger (Page 56)

L3 Technologies, Inc.

L3 Technologies, Inc., a Delaware corporation is an agile innovator and leading provider of global intelligence, surveillance and reconnaissance, communications and electronic systems for military, homeland security and commercial aviation customers. With approximately 31,000 employees worldwide, L3 develops advanced defense technologies and commercial solutions in pilot training, aviation security, night vision and electro optics/infrared, weapons, maritime systems and space. L3’s principal executive offices are located at 600 Third Avenue, New York, New York 10016 and its telephone number is (212) 697-1111.

Harris Corporation

Harris Corporation, a Delaware corporation, is a leading technology innovator, solving customers’ toughest mission-critical challenges by providing solutions that connect, inform and protect. Harris operates in three segments: communication systems, electronic systems and space and intelligence systems. Harris supports government and commercial customers in more than 100 countries, with its largest customers being various departments and agencies of the U.S. government and their prime contractors. Harris’ products, systems and services have defense and civil government applications, as well as commercial applications. Harris’ principal executive offices are located at 1025 West NASA Boulevard, Melbourne, Florida 32919 and its telephone number is (321) 727-9100.

Leopard Merger Sub Inc.

Leopard Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Harris, was formed solely for the purpose of facilitating the merger. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the merger and the other transactions contemplated by the merger agreement. By operation of the merger, Merger Sub will be merged with and into L3, with L3 surviving the merger as a wholly-owned subsidiary of Harris. Merger Sub’s principal executive offices are located at c/o Harris Corporation, 1025 West NASA Boulevard, Melbourne, Florida 32919 and its telephone number is (321) 727-9100.

The Merger and the Merger Agreement (Pages 77 and 125)

The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. You are encouraged to read the merger agreement carefully and in its entirety, as it is the primary legal document that governs the merger.

Pursuant to the merger agreement, Merger Sub will merge with and into L3. At the effective time, the separate existence of Merger Sub will cease, and L3 will be the surviving corporation and a wholly-owned subsidiary of the combined company, which will be renamed “L3 Harris Technologies, Inc.” Following the merger, L3 common stock will be delisted from the NYSE, deregistered under the Exchange Act and will cease to be publicly traded.

Exchange Ratio (Page 77)

In the merger, each share of L3 common stock (other than excluded shares, as defined in the section entitled “The Merger—Exchange Ratio” beginning on page 77) will be converted into the right to receive 1.30 shares of Harris common stock, which ratio is referred to as the exchange ratio, and which amount of Harris common stock is referred to as the merger consideration. The exchange ratio is fixed, which means that it will not change between now and the date of completion of the merger, regardless of whether the market price of either Harris or L3 common stock changes. No fractional shares of Harris common stock will be issued upon the conversion of shares of L3 common stock pursuant to the merger agreement. Each L3 stockholder that otherwise would have been entitled to receive a fraction of a share of Harris common stock will be entitled to receive cash in lieu of a fractional share.

Harris stockholders will continue to own their existing shares, which will not be affected by the merger and which will constitute shares of the combined company following completion of the merger.

For more information on the exchange ratio, see the section entitled “The Merger—Exchange Ratio” beginning on page 77 and “The Merger Agreement—Merger Consideration” beginning on page 126.

Treatment of Existing Harris Equity Awards (Page 126)

Harris Stock Options

At the effective time, any vesting conditions applicable to each outstanding Harris stock option, whether vested or unvested, granted prior to October 12, 2018, will, automatically and without any action on the part of the holder thereof, be deemed satisfied and accelerated in full, and each such award shall remain outstanding as an option to purchase shares of Harris common stock.

Harris Restricted Shares

At the effective time, any vesting conditions applicable to each outstanding Harris restricted share granted prior to October 12, 2018 will, automatically and without any action on the part of the holder thereof, be deemed satisfied and accelerated in full.

Harris RSUs

At the effective time, any vesting conditions applicable to each Harris RSU granted prior to October 12, 2018 will, automatically and without any action on the part of the holder thereof, be deemed satisfied and accelerated in full, with each Harris RSU settled in one share of Harris common stock upon completion of the merger.

Harris DSUs

At the effective time, each Harris DSU credited to each Harris director (or former director) will, automatically and without any action on the part of the holder thereof, be settled in accordance with the terms of the applicable Harris directors’ plan, with each Harris director (or former director) paid a lump sum cash payment in respect of the Harris DSUs, plus the amount equal to the remaining balance in his or her directors’ deferred compensation account no later than 90 days following the effective time.

Harris PSUs

At the effective time, any vesting conditions applicable to each Harris PSU will, automatically and without any action on the part of the holder thereof, be deemed satisfied and accelerated in full with respect to a number of shares of Harris common stock based on the greater of the target and actual level of performance through the effective time (as reasonably determined by the Harris compensation committee after consultation with L3), with each Harris PSU settled in one share of Harris common stock upon completion of the merger.

Harris Dividend Equivalent Rights

Any Harris dividend equivalent rights associated with any Harris restricted share, Harris RSU, Harris DSU or Harris PSU will either be paid in cash or treated in the same manner as the award to which such dividend equivalent rights relate, in each case, pursuant to the terms of the relevant Harris plan immediately prior to the effective time.

Treatment of Existing L3 Equity Awards (Page 126)

L3 Stock Options

At the effective time of the merger, any service-based or performance-based vesting conditions applicable to each outstanding L3 stock option, granted prior to October 12, 2018, will be deemed satisfied and accelerated in full, and each L3 stock option will be converted into an option to purchase a number of shares of Harris common stock equal to the product (rounded down to the nearest whole number) of (a) the number of shares of L3 common stock subject to the option and (b) the exchange ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (i) the exercise price per share of L3 common stock of the L3 stock option divided by (ii) the exchange ratio.

L3 RSUs

At the effective time of the merger, any vesting conditions applicable to outstanding L3 RSUs, granted prior to October 12, 2018, will be deemed satisfied and accelerated in full, and each L3 RSU will be converted into the right of the holder to receive a number of shares of Harris common stock equal to the product (rounded to the nearest whole number) of the number of shares of L3 common stock subject to the L3 RSUs multiplied by the exchange ratio. The settlement in respect of the L3 RSUs will be made within 10 business days after the closing of the merger.

L3 PSUs

At the effective time of the merger, any vesting conditions applicable to a portion of L3 PSUs, granted prior to October 12, 2018, determined to have been earned based on the greater of the target and actual level of performance through the effective time (as reasonably determined by the L3 compensation committee in consultation with Harris), prorated to reflect the reduced service period through the effective time, will be deemed satisfied and accelerated in full and will be converted into the right of the holder to receive a number of shares of Harris common stock equal to the product (rounded to the nearest whole number) of the number of shares of L3 common stock subject to the prorated portion of the L3 PSUs multiplied by the exchange ratio. The settlement in respect of such L3 PSUs will be made within 10 business days after the closing of the merger.

The remaining portion of the earned L3 PSUs will be converted into time-vesting restricted stock units in respect of a number of shares of Harris common stock equal to the number of shares of L3 common stock subject to the remaining L3 PSUs multiplied by the exchange ratio. Such restricted stock units will continue to vest through the last day of the original performance period applicable to the L3 PSUs, subject to the executive’s continued employment. These awards will be subject to accelerated vesting in the event of certain qualifying terminations following the merger.

L3 Dividend Equivalent Rights

At the effective time, any L3 dividend equivalent rights associated with any L3 RSU or L3 PSU will either be paid in cash or treated in the same manner as the award to which the dividend equivalent rights relate, in each case pursuant to the terms of the relevant L3 plan immediately prior to the effective time.

L3 ESPP

L3 has amended the L3 ESPP to provide that the offering period that began in July 2018 and ends in December 2018 will be the final offering period for the plan. The final investment date for the L3 ESPP will be December 31, 2018, and each L3 ESPP participant’s accumulated contributions will be used to purchase shares of L3 common stock on that date. After the purchase of the shares on the final investment date, no further offering periods under the L3 ESPP will commence and at the effective time of the merger, the L3 ESPP will terminate in its entirety.

Harris’ Reasons for the Merger (Page 92)

Harris’ board of directors unanimously recommends that Harris stockholders vote “FOR” the Harris share issuance proposal (Harris Proposal 1) and “FOR” the Harris charter amendment proposal (Harris Proposal 2).

In reaching its decision to approve and declare advisable the merger agreement and the transactions contemplated thereby, including the charter amendment as attached to this joint proxy statement/prospectus, the amended bylaws as attached to the merger agreement and the merger on the terms and subject to the conditions set forth in the merger agreement and to recommend that the holders of shares of Harris common stock adopt the charter amendment and approve the share issuance on the terms and subject to the conditions set forth in the merger agreement, the Harris board of directors consulted with Harris’ senior management and its outside legal and financial advisors, and considered a number of factors it believed supported its decision to enter into the merger agreement, including, without limitation, those listed in the section entitled “The Merger—Recommendation of the Harris Board of Directors; Harris’ Reasons for the Merger” beginning on page 92.

L3’s Reasons for the Merger (Page 96)

L3’s board of directors unanimously recommends that L3 stockholders vote “FOR” the merger agreement proposal (L3 Proposal 1).

The L3 board of directors unanimously approved and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement and determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, L3 and its stockholders. In reaching its decision to approve and declare advisable the merger agreement, the merger and the other transactions contemplated thereby and to recommend the adoption of the merger agreement to L3 stockholders, L3’s board of directors consulted with L3’s senior management, as well as outside legal and financial advisors, and considered a number of factors it believed supported its decision to enter into the merger agreement, including without limitation those listed in the section entitled “The Merger—Recommendation of the L3 Board of Directors; L3’s Reasons for the Merger” beginning on page 96.

Opinion of Harris’ Financial Advisor (Page 101 and Annex C)

Harris retained Morgan Stanley & Co. LLC, which is referred to as Morgan Stanley, as its financial advisor in connection with the transactions contemplated by the merger agreement. Morgan Stanley delivered its oral opinion to the Harris board of directors on October 12, 2018, which opinion was subsequently confirmed in a written opinion dated October 12, 2018, that, as of the date of such opinion, and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in its written opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Harris.

The full text of Morgan Stanley’s written opinion, dated October 12, 2018, which sets forth assumptions made, procedures followed, matters considered and limitations on the scope of review undertaken by Morgan Stanley in rendering its opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. Harris stockholders should read Morgan Stanley’s opinion carefully and in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Morgan Stanley’s opinion was directed to the Harris board of directors, in its capacity as such, and addressed only the fairness from a financial point of view to Harris of the exchange ratio pursuant to the merger agreement as of the date of such opinion. Morgan Stanley’s opinion did not address any other aspects or implications of the merger. Morgan Stanley’s opinion did not in any manner address the price at which Harris common stock would trade following the consummation of the merger or at any time, and Morgan Stanley expressed no opinion or recommendation to any holder of shares of Harris common stock or L3 common stock as to how such holder should vote at the Harris stockholder meeting or the L3 stockholder meeting, respectively, or whether to take any other action with respect to the merger.

For additional information, see the section entitled “The Merger—Opinion of Harris’ Financial Advisor” beginning on page 101 and Annex C.

Opinion of L3’s Financial Advisor (Page 108 and Annex D)

L3 retained Goldman Sachs & Co. LLC, which is referred to as Goldman Sachs, as its financial advisor in connection with the transactions contemplated by the merger agreement. Goldman Sachs delivered its oral opinion, subsequently confirmed in writing, to L3’s board of directors that, as of October 12, 2018 and based upon and subject to the factors and assumptions set forth therein, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders (other than Harris and its affiliates) of L3 common stock.

The full text of the written opinion of Goldman Sachs, dated October 12, 2018, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex D to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety, which is referred to as the Goldman Sachs opinion. Goldman Sachs provided advisory services and its opinion for the information and assistance of L3’s board of directors in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any holder of L3’s common stock should vote with respect to the merger or any other matter.

For additional information, see the section entitled “The Merger—Opinion of L3’s Financial Advisor” beginning on page 108 and Annex D.

Proxy Solicitation Costs (Pages 61 and 71)

Harris and L3 are soliciting proxies to provide an opportunity to all Harris stockholders and L3 stockholders to vote on agenda items at the respective stockholder meetings, whether or not they are able to attend their respective stockholder meetings or an adjournment or postponement thereof. Harris’ and L3’s directors, officers and other employees may solicit proxies in person, by telephone, electronically, by mail or other means, but they will not be specifically compensated for doing this. Harris and L3 also may be required to reimburse banks, brokers and other persons for expenses they incur in forwarding proxy materials to obtain voting instructions from beneficial stockholders. Harris has also hired Georgeson to assist in the solicitation of proxies, and L3 has hired Innisfree to assist in the solicitation of proxies. The total cost of solicitation of proxies will be borne by Harris and L3. For a description of the costs and expenses to Harris and L3 of soliciting proxies, see “The Harris Stockholder Meeting—Proxy Solicitation Costs” on page 61 and “The L3 Stockholder Meeting—Proxy Solicitation Costs” on page 71.

The Harris Stockholder Meeting (Page 57)

The Harris stockholder meeting will be held on [•], 2019 at [•], Eastern time, at the Harris Global Innovation Center located at 1025 West NASA Boulevard, Melbourne, Florida 32919. The purposes of the Harris stockholder meeting are as follows:

•	Harris Proposal 1—Approval of the Issuance of Shares of Harris Common Stock to L3 Stockholders pursuant to the Merger Agreement. To consider and vote on the Harris share issuance proposal;
•	Harris Proposal 2—Adoption of Certain Amendments to Harris’ Certificate of Incorporation. To consider and vote on the Harris charter amendment proposal;
•	Harris Proposal 3—Approval, on an Advisory (Non-Binding) Basis, of Certain Compensatory Arrangements with Harris’ Named Executive Officers. To consider and vote on the Harris compensation proposal; and
•	Harris Proposal 4—Adjournments of the L3 Stockholder Meeting. To consider and vote on the Harris adjournment proposal.

Completion of the merger is conditioned on the approval of the share issuance and adoption of the charter amendment by Harris’ stockholders. Approval of the advisory proposal concerning the merger-related compensation arrangements for Harris’ named executive officers is not a condition to the obligation of either L3 or Harris to complete the merger.

Only holders of record of issued and outstanding shares of Harris common stock as of the close of business on [•], the record date for the Harris stockholder meeting, are entitled to notice of, and to vote at, the Harris stockholder meeting or any adjournment or postponement of the Harris stockholder meeting. Harris stockholders may cast one vote for each share of Harris common stock that Harris stockholders owned as of that record date.

Assuming a quorum is present at the Harris stockholder meeting, the Harris share issuance proposal requires the affirmative vote of a majority of votes cast on the proposal. An abstention will have the same effect as a vote “AGAINST” the Harris share issuance proposal, while a broker non-vote or other failure to vote will have no effect on the outcome of the Harris share issuance proposal.

Assuming a quorum is present at the Harris stockholder meeting, the Harris charter amendment proposal requires the affirmative vote of a majority of the outstanding shares of Harris common stock entitled to vote on such proposal. A failure to vote, a broker non-vote or an abstention will have the same effect as a vote “AGAINST” the Harris charter amendment proposal.

Assuming a quorum is present at the Harris stockholder meeting, approval of the Harris compensation proposal requires the affirmative vote of the majority of shares present in person or represented by proxy at the Harris stockholder meeting and entitled to vote on the subject matter. An abstention will have the same effect as a vote “AGAINST” the Harris compensation proposal, while a broker non-vote or other failure to vote will have no effect on the outcome of the Harris compensation proposal.

Whether or not there is a quorum, the approval of the Harris adjournment proposal requires the affirmative vote of the holders of a majority of the voting shares of Harris common stock represented at the Harris stockholder meeting. Accordingly, an abstention will have the same effect as a vote “AGAINST” the Harris adjournment proposal, while a broker non-vote or other failure to vote will have no effect on the outcome of the Harris adjournment proposal.

The L3 Stockholder Meeting (Page 68)

The L3 stockholder meeting will be held on [•], 2019, beginning at [•], Eastern time, at [•]. The purposes of the L3 stockholder meeting are as follows:

•	L3 Proposal 1—Adoption of the Merger Agreement. To consider and vote on the L3 merger agreement proposal;
•	L3 Proposal 2—Approval, on an Advisory (Non-Binding) Basis, of Certain Compensatory Arrangements with L3’s Named Executive Officers. To consider and vote on the L3 compensation proposal; and
•	L3 Proposal 3—Adjournments of the L3 Stockholder Meeting. To consider and vote on the L3 adjournment proposal.

Completion of the merger is conditioned on adoption of the merger agreement by L3’s stockholders. Approval of the advisory proposal concerning the merger-related compensation arrangements for L3’s named executive officers is not a condition to the obligation of either L3 or Harris to complete the merger.

Only holders of record of issued and outstanding shares of L3 common stock as of the close of business on [•], the record date for the L3 stockholder meeting, are entitled to notice of, and to vote at, the L3 stockholder meeting or any adjournment or postponement of the L3 stockholder meeting. L3 stockholders may cast one vote for each share of L3 common stock that L3 stockholders owned as of that record date.

Assuming a quorum is present at the L3 stockholder meeting, the L3 merger agreement proposal requires the affirmative vote of a majority of the outstanding shares of L3 common stock entitled to vote thereon. Shares of L3 common stock not present, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as votes cast “AGAINST” the proposal to approve the merger agreement.

Assuming a quorum is present at the L3 stockholder meeting, approval of the L3 compensation proposal requires the affirmative vote of a majority of the votes cast at the L3 stockholder meeting on this proposal. Accordingly, an L3 stockholder’s abstention from voting, broker non-votes or an L3 stockholder’s other failure to vote, will have no effect on the outcome of the L3 compensation proposal.

Whether or not there is a quorum, the approval of the L3 adjournment proposal requires the affirmative vote of a majority in voting power of the shares of L3 common stock represented at the L3 stockholder meeting. Accordingly, an abstention will have the same effect as a vote “AGAINST” the L3 adjournment proposal, while a broker non-vote or other failure to vote will have no effect on the outcome of the L3 adjournment proposal.

Interests of Harris’ Directors and Executive Officers in the Merger (Page 163)

In considering the Harris board of directors’ recommendation to vote for the proposals to approve the share issuance and adopt the charter amendment, Harris stockholders should be aware that Harris’ directors and executive officers have interests in the merger that are different from, or in addition to, those of Harris stockholders generally. These interests include, among others:

•	The accelerated vesting of Harris’ outstanding equity awards at the effective time, in accordance with the terms and conditions that were applicable to such awards prior to such time as described under the section entitled “The Merger Agreement—Treatment of Equity Awards” beginning on page 126.

•	Each of Harris’ executive officers has entered into a change in control severance agreement with Harris, which are collectively referred to as the CIC severance agreements, that provides for “double-trigger” severance benefits in the event of certain qualifying terminations of employment in connection with or within the two years (three years for Mr. Brown) following the merger.
•	Under Harris’ annual incentive plan, each participant’s annual cash incentive award for the fiscal year in which the change in control occurs is fully earned and paid out promptly following the change in control at no less than the target level (or at such greater level of performance as the Harris compensation committee may authorize), except that only a prorated annual bonus in respect of the fiscal year ending July 3, 2020 may be paid if the closing has not occurred by June 28, 2019.
•	Harris and Mr. Brown have entered into a letter agreement outlining his role and responsibilities with the combined company and confirming the terms of his compensation arrangements in connection with and following the completion of the merger.
•	Certain of Harris’ executive officers will receive distribution of his or her vested account under the Harris supplemental executive retirement plan, which is referred to as the SERP, based on individual deferral elections, upon the completion of the merger.
•	Upon the completion of the merger, Harris’ non-employee directors will receive distributions in respect of their respective balances under the non-qualified deferred compensation plans maintained by Harris for the benefit of its non-employee directors, which are referred to as the director deferred compensation plans.
•	Harris’ directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement.

Members of the Harris board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to Harris stockholders that the share issuance be approved and charter amendment be adopted. For more information, see the section entitled “Interests of Harris’ Directors and Executive Officers in the Merger” beginning on page 163. The interests are described in more detail below, and certain of them are quantified in the narrative and in the section entitled “Interests of Harris’ Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to Harris’ Named Executive Officers—Golden Parachute Compensation” beginning on page 169.

Interests of L3’s Directors and Executive Officers in the Merger (Page 171)

In considering the L3 board of directors’ recommendation to vote for the proposal to approve the merger agreement, L3 stockholders should be aware that the directors and executive officers of L3 have interests in the merger that are different from, or in addition to, the interests of L3 stockholders generally. These interests include, among others:

•	At the effective time of the merger, outstanding L3 equity awards will vest on an accelerated basis as described under the section entitled “The Merger Agreement—Treatment of Equity Awards—Treatment of Existing L3 Equity Awards” beginning on page 126.
•	At the effective time of the merger, performance cash awards will be deemed earned based on the greater of the target and actual level of performance through the effective time (as reasonably determined by the L3 compensation committee in consultation with Harris), and a prorated portion of the earned cash award (based on the reduced service period through the effective time) will be paid in cash within 30 days after the effective time of the merger. The remaining portion of the earned cash award will vest at the end of the performance period, subject to the award holder’s continued service through the end of the performance period. These awards will be subject to accelerated vesting in the event of certain qualifying terminations following the merger.
•	The executive officers are participants in the L3 Technologies, Inc. Amended and Restated Change in Control Severance Plan, which is referred to as the L3 change in control severance plan, which provides severance and other benefits after an executive officer’s termination of employment within two years (or for Mr. Kubasik, four years) following the merger by the combined company without cause or by the executive officer with good reason.

•	L3 sponsors certain nonqualified defined contribution plans that provide for distribution of participant account balances upon completion of the merger, including certain plans that provide for accelerated vesting upon completion of the merger. These plans provide for the payment of plan benefits to certain executive officers in a lump sum amount within 60 days following the completion of the merger. Participant deferral amounts under the nonqualified defined contribution plans are fully vested at all times, but plan accounts that reflect company credits are subject to a vesting schedule. L3 also sponsors a SERP, which provides benefits in excess of those permitted under L3’s qualified defined benefit plan. A SERP participant who has not begun receiving benefits under the SERP will be paid in a lump sum within 60 days after a change in control. Also upon completion of the merger, if a SERP participant has begun receiving benefits, the participant’s vested account will continue to be distributed in accordance with the participant’s deferral elections and L3 will be required to contribute to an irrevocable “rabbi trust” an amount equal to the total SERP accounts that are not paid in a lump sum upon the change in control. With respect to balances in the deferred compensation plans on December 3, 2018, L3’s executive officers will be fully vested by the assumed merger date of May 31, 2019, and will not receive any other enhancements upon a change in control under the deferred compensation plans.
•	L3’s directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement.

The L3 board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and approving the merger, and in recommending the adoption of the merger agreement by L3 stockholders. For more information, see the section entitled “Interests of L3’s Directors and Executive Officers in the Merger” beginning on page 171. The interests are described in more detail below, and certain of them are quantified in the narrative and in the section entitled, “Interests of L3’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to L3’s Named Executive Officers—Golden Parachute Compensation” beginning on page 176.

Governance of the Combined Company (Page 120, Annex A and Annex B)

The merger agreement and the charter amendment, copies of which are attached to this joint proxy statement/prospectus as Annex A and Annex B, respectively, contain certain provisions relating to the governance of the combined company following completion of the merger, which reflect the merger of equals structure of the proposed business combination.

Board of Directors

As of the effective time, the board of directors of the combined company will consist of 12 directors, including:

•	five directors designated by Harris prior to the effective time who were directors of Harris prior to the effective time, who are referred to as the Harris designees;
•	five directors designated by L3 prior to the effective time who were directors of L3 prior to the effective time, who are referred to as the L3 designees;
•	the chairman, president and chief executive officer of Harris as of immediately prior to the effective time, who is referred to as the Harris CEO, and together with the Harris designees, as the former Harris directors; and
•	the chairman, chief executive officer and president of L3 as of immediately prior to the effective time, who is referred to as the L3 CEO, and together with the L3 designees, as the former L3 directors.

Each of the Harris designees and the L3 designees must meet the independence standards of the NYSE with respect to the combined company as of the effective time. From the closing until the third anniversary of the closing, any action to change the number of directors or fill any board vacancy requires approval of at least 75% of the then-serving directors of the combined company.

As of the date of this joint proxy statement/prospectus, other than as set forth above, the individuals to serve on the board of directors of the combined company at the effective time have not been determined.

Executive Chairman, Vice Chairman and Lead Independent Director

From the closing until the third anniversary of the closing, the Harris CEO will serve as the executive chairman of the board of directors of the combined company and the L3 CEO will serve as the vice chairman of the board of directors of the combined company, with the removal of either of the foregoing individuals during such time requiring the approval of at least 75% of the then-serving independent directors of the combined company.

As of the effective time, one of the L3 designees, as designated by L3 prior to the effective time, will serve as the lead independent director of the board of directors of the combined company, with the removal of such individual prior to the third anniversary of the closing requiring the approval of at least 75% of the then-serving independent directors excluding the lead independent director.

Committees of the Board of Directors

During the period from the closing until the third anniversary of the closing, the board of directors of the combined company will have four standing committees: the audit committee, the compensation committee, the nominating and governance committee and the finance committee. As of the effective time, each such committee will have an equal number of former Harris directors and former L3 directors, with at least four total members, and the members of each committee will be designated and approved by at least 75% of the then-serving directors until the third anniversary of the closing.

As of the effective time, the chairperson of each of the audit committee and the nominating and governance committee will be a former L3 director, and the chairperson of each of the finance committee and the compensation committee will be a former Harris director.

Chief Executive Officer

From the closing until the second anniversary of the closing, unless at least 75% of the then-serving independent directors adopt a resolution to the contrary, the Harris CEO will serve as the chief executive officer of the combined company.

From the second anniversary of the closing until his resignation, removal or other permanent cessation of service, the L3 CEO will serve as the chief executive officer of the combined company, unless prior to the third anniversary of the closing, at least 75%, and after the third anniversary of the closing, a majority, of the then-serving independent directors adopt a resolution to the contrary.

President and Chief Operating Officer

From the closing until the second anniversary of the closing, unless at least 75% of the then-serving independent directors adopt a resolution to the contrary, the L3 CEO will serve as the president and chief operating officer of the combined company.

Headquarters

As of the effective time, the headquarters of the combined company will be located in Melbourne, Florida.

Name

As of the effective time, the name of the combined company will be “L3 Harris Technologies, Inc.”

For a more complete description of the governance arrangements of the combined company, please see the sections entitled “The Merger—Governance of the Combined Company” beginning on page 120 and “The Merger Agreement—Combined Company Governance Matters” beginning on page 130.

Certain Beneficial Owners of Harris Common Stock (Page 204)

At the close of business on [•], directors and executive officers of Harris beneficially owned and were entitled to vote approximately [•] shares of Harris common stock, collectively representing [•]% of the shares of Harris common stock outstanding on [•]. Although none of them has entered into any agreement obligating them to do so, Harris currently expects that all of its directors and executive officers will vote their shares “FOR” the Harris share issuance proposal, “FOR” the Harris charter amendment proposal, “FOR” the Harris compensation proposal and “FOR” the Harris adjournment proposal. For more information regarding the security ownership of Harris directors and executive officers, see the information provided in the section entitled “Certain Beneficial Owners of Harris Common Stock—Security Ownership of Harris Directors and Executive Officers” beginning on page 204.

Certain Beneficial Owners of L3 Common Stock (Page 206)

At the close of business on [•], directors and executive officers of L3 beneficially owned and were entitled to vote approximately [•] shares of L3 common stock, collectively representing [•]% of the shares of L3 common stock outstanding on [•]. Although none of them has entered into any agreement obligating them to do so, L3 currently expects that all of its directors and executive officers will vote their shares “FOR” the L3 merger agreement proposal, “FOR” the L3 compensation proposal, and “FOR” the L3 adjournment proposal. For more information regarding the security ownership of L3 directors and executive officers, see the information provided in the section entitled “Certain Beneficial Owners of L3 Common Stock—Security Ownership of L3 Directors and Executive Officers” beginning on page 206.

Regulatory Approvals (Page 119)

Harris and L3 have agreed to cooperate with each other and use, and will cause their respective subsidiaries to use, their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things reasonably necessary, proper or advisable on its part under the merger agreement and applicable law to consummate and make effective the transactions contemplated by the merger agreement as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable and advisable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party or any governmental entity in order to consummate such transactions.

Harris and L3 are required under the merger agreement to accept or agree to certain conditions (as described in the section entitled “The Merger Agreement—Cooperation; Efforts to Consummate” beginning on page 141), including potential asset divestitures, in order to obtain such regulatory approvals.

The completion of the merger is subject to the receipt of antitrust clearance, or the making of advisable filings, in the United States, the European Union, Australia, Canada and Turkey, and the authorizations, consents, orders, approvals, filings and declarations and all expirations of all waiting periods required in such jurisdictions are referred to as the requisite regulatory approvals, except that:

•	in the event of a no EC jurisdiction event (as defined in the section entitled “The Merger—Regulatory Approvals” beginning on page 118), Germany and, subject to the third bullet point below, the United Kingdom, will be substituted for the European Union in the above list of requisite regulatory approvals;
•	in the event that the European Commission asserts jurisdiction over the merger and, prior to closing, a UK withdrawal event (as defined in the section entitled “The Merger—Regulatory Approvals” beginning on page 118) occurs, the requisite regulatory approvals will, in addition to the requisite regulatory approvals listed above, also comprise (a) approval of the merger under any antitrust law by the competent authorities in the United Kingdom, subject to the third bullet point below and (b) as required, the approval of the merger under any antitrust law in the European Union or Germany; and
•	in the event that a no EC jurisdiction event or a UK withdrawal event occurs, the parties and their respective antitrust law counsel must cooperate to determine as promptly as practicable whether it would be advisable to request the approval of the merger under the antitrust law of the United Kingdom, including seeking guidance from the competent authorities in the United Kingdom if the parties mutually agree it is advisable to seek such guidance, and, if either party, acting reasonably, determines that it would be advisable to request such approval, such approval will be included as a requisite regulatory approval under the first or second bullet points (as applicable) above.

With respect to the United States, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is referred to as the HSR Act, and the rules promulgated thereunder, the merger may not be completed until notification and report forms have been filed with the Federal Trade Commission, which is referred to as the FTC, and the Department of Justice, which is referred to as the DOJ, and the applicable waiting period (or any extensions thereof) has expired or been terminated. Harris and L3 each filed a notification and report form under the HSR Act, which is referred to as an HSR notification, with the FTC and the DOJ on November 9, 2018. Harris voluntarily withdrew its HSR notification effective as of December 10, 2018 and re-filed its HSR notification on December 11, 2018, which is referred to as the re-filed notification. The waiting period under the HSR Act with respect to the re-filed notification currently is scheduled to expire on January 10, 2019, unless extended by the issuance of a request for additional information and documentary materials or terminated earlier. Harris and L3 continue to expect the merger to close in mid-calendar year 2019.

With respect to the regulatory approvals or advisable filings in the European Union, Australia, Canada, Turkey and, under certain circumstances, the United Kingdom and Germany, the merger may not be completed until cleared or otherwise authorized by the competent authorities or the applicable waiting period has expired or advisable filings have been made. With respect to these jurisdictions, Harris and L3 intend to prepare and file notices and applications to satisfy the filing requirements and to obtain the regulatory clearances that are required or advisable.

Ownership of the Combined Company after the Merger (Page 120)

As of the date of this joint proxy statement/prospectus, based on the estimated number of shares of common stock of Harris and L3 that will be outstanding immediately prior to the completion of the merger and the exchange ratio of 1.30, Harris and L3 estimate that holders of shares of Harris common stock as of immediately prior to the completion of the merger will hold, in the aggregate, approximately [54]% of the issued and outstanding shares of common stock of the combined company immediately following the completion of the merger, and holders of shares of L3 common stock as of immediately prior to the completion of the merger will hold, in the aggregate, approximately [46]% of the issued and outstanding shares of common stock of the combined company immediately following the completion of the merger.

No Appraisal Rights (Page 201)

Neither Harris stockholders nor L3 stockholders are entitled to dissenters’ rights under the DGCL.

Information about how Harris stockholders may vote on the proposals solicited in connection with the merger can be found under the section entitled “The Harris Stockholder Meeting” beginning on page 57. Information about how L3 stockholders may vote on the proposals solicited in connection with the merger can be found under the section entitled “The L3 Stockholder Meeting” beginning on page 68.

Conditions to the Completion of the Merger (Page 146)

Each party’s obligation to effect the merger is subject to the satisfaction at closing or waiver at or prior to closing of each of the following conditions:

•	receipt of the required Harris vote and the required L3 vote (each as defined in the section entitled “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page 137);
•	the shares of Harris common stock to be issued to L3 stockholders in accordance with the merger agreement (including shares of Harris common stock issuable upon the exercise of any converted L3 stock options) having been approved for listing on the NYSE;
•	obtainment of all requisite regulatory approvals (as defined in the section entitled “The Merger—Regulatory Approvals” beginning on page 119) and the continued full force and effectiveness of the requisite regulatory approvals;
•	the absence of any law, order or other action (whether temporary, preliminary or permanent) enacted, issued, promulgated, enforced or entered by any governmental entity in the jurisdictions as described in the section entitled “The Merger—Regulatory Approvals” beginning on page 119, that is in effect and restrains, enjoins, makes illegal or otherwise prohibits the closing of the merger and the other transactions contemplated by the merger agreement;
•	the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part and the absence of a stop order or proceedings seeking a stop order by the SEC;
•	the accuracy of the representations and warranties of the other party to the extent required under the merger agreement;

•	the other party’s, and, in the case of L3, Merger Sub’s performance of, in all material respects, its obligations under the merger agreement required to be performed at or prior to the closing date;
•	since the date of the merger agreement there must not have occurred any event, change, effect, circumstance or development that has had or is reasonably likely to have a material adverse effect (as defined in the section entitled “The Merger Agreement—Representations and Warranties” beginning on page 130) with respect to the other party;
•	the receipt by such party of a certificate of the chief executive officer or chief financial officer of the other party certifying that the conditions in the sixth, seventh and eighth bullets above have been satisfied; and
•	the receipt by such party from the other party of the required tax representation letter to the extent required in the merger agreement.

In addition, the obligations of L3 to effect the merger are subject to the satisfaction or waiver of the following additional conditions:

•	the accuracy of the representations and warranties of Harris with respect to Merger Sub to the extent required under the merger agreement; and
•	the adoption by Harris of the amended bylaws as attached to the merger agreement, effective as of the effective time, and Harris’ having taken the required action such that the board of directors and executive officers of the combined company are as provided in the merger agreement effective as of the effective time.

For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 146.

No Solicitation of Acquisition Proposals (Page 137)

Harris and L3 have agreed that neither Harris nor L3, nor any of their respective subsidiaries, will, and that they will use their respective reasonable best efforts to cause their and their respective subsidiaries’ representatives (as defined in the section entitled “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page 137) not to, directly or indirectly:

•	initiate, solicit, propose, knowingly encourage (including by way of furnishing information) or knowingly take any action designed to facilitate any inquiry regarding, or the making of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to, an acquisition proposal (as defined in the section entitled “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page 137) (other than discussions solely to clarify whether such proposal or offer constitutes an acquisition proposal);
•	engage in, continue or otherwise participate in any discussions with or negotiations relating to, or otherwise cooperate in any way with, any acquisition proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an acquisition proposal (other than to state that the merger agreement prohibits such discussions or negotiations, or discussions solely to clarify whether such proposal constitutes an acquisition proposal);
•	provide any nonpublic information to any person in connection with any acquisition proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an acquisition proposal; or
•	otherwise knowingly facilitate any effort or attempt to make an acquisition proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an acquisition proposal.

Notwithstanding the restrictions described above, prior to the time, but not after, in the case of L3, the required L3 vote is obtained or, in the case of Harris, the required Harris vote is obtained, in response to an unsolicited, bona fide written acquisition proposal received after the date of the merger agreement that did not arise from or in connection with a breach of the above obligations, Harris or L3, as applicable, may:

•	provide information in response to a request therefor (including nonpublic information regarding it or any of its subsidiaries) to the person who made such acquisition proposal only if the requested information has previously been made available to, or is made available to Harris or L3, as applicable, prior to or concurrently with the time such information is made available to such person, if, prior to furnishing any such information, Harris or L3, as applicable, receives from the person making such acquisition proposal an executed confidentiality agreement with terms that are not less restrictive to the other party than those contained in the confidentiality agreement executed by Harris and L3 are on Harris or L3, as applicable, and the sharing of competitively sensitive information is subject to certain customary “clean room” requirements; and
•	participate in any discussions or negotiations with any such person regarding such acquisition proposal;

in each case only if, prior to doing so, the Harris board of directors or L3 board of directors, as applicable, determines in good faith after consultation with its outside legal counsel that (a) based on the information then available and after consultation with its financial advisor such acquisition proposal either constitutes a superior proposal (as defined in the section entitled “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page 137) or would reasonably be expected to result in a superior proposal and (b) failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law.

No Change of Recommendation (Page 139)

Harris and L3 have agreed that, except as otherwise set forth in the merger agreement, neither the Harris board of directors nor the L3 board of directors, including any committee thereof, will:

•	withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Harris recommendation or the L3 recommendation (each as defined in the section entitled “The Merger Agreement—Representations and Warranties” beginning on page 130), as applicable, in a manner adverse to Harris or L3, as applicable;
•	fail to include the Harris recommendation or the L3 recommendation, as applicable, in this joint proxy statement/prospectus;
•	fail to reaffirm the Harris recommendation or the L3 recommendation, as applicable, and recommend against acceptance of a tender or exchange offer by its stockholders pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Harris common stock or L3 common stock, as applicable (other than by Harris or an affiliate of Harris or L3 or an affiliate of L3, as applicable), in each case, within 10 business days after the commencement of such tender or exchange offer (or, if earlier, prior to the applicable stockholder meeting);
•	approve or recommend, or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement permitted as discussed above) relating to any acquisition proposal, which agreement is referred to as an alternative acquisition agreement (any action described in this bullet or the preceding three bullets being referred to as a change of recommendation); or
•	cause or permit Harris or L3, as applicable, to enter into an alternative acquisition agreement.

Notwithstanding anything in the merger agreement to the contrary, prior to the time, in the case of L3, the required L3 vote is obtained or, in the case of Harris, the required Harris vote is obtained, the L3 board of directors or the Harris board of directors, as applicable, may effect a change of recommendation if:

•	either (a) an unsolicited, bona fide written acquisition proposal received after the date of the merger agreement that did not arise from or in connection with a breach of the obligations set forth in the merger agreement is received by Harris or L3, as applicable, and is not withdrawn, and the Harris board of directors or the L3 board of directors, as applicable, determines in good faith, after consultation with its outside legal counsel and its financial advisor that such acquisition proposal constitutes a superior proposal (as defined in the section entitled “The Merger Agreement—No Change of Recommendation” beginning on page 139) or (b) an intervening event (as defined in the section entitled “The Merger Agreement—No Change of Recommendation” beginning on page 139) has occurred; and

•	the Harris board of directors or L3 board of directors, as applicable, determines in good faith, after consultation with its outside legal counsel and its financial advisor, that failure to effect a change of recommendation in response to such superior proposal or intervening event would be inconsistent with the directors’ fiduciary duties under applicable law.

Prior to making any change of recommendation, Harris or L3, as applicable, is required to deliver to the other a written notice of such action and the basis for such change of recommendation four business days in advance stating in writing that the Harris board of directors or the L3 board of directors, as applicable, intends to consider whether to take such action and (a) in the case of a superior proposal, provide the notice required for receipt of an acquisition proposal and (b) in the case of an intervening event, include a reasonably detailed description of the intervening event. After giving such notice and prior to effecting such change of recommendation, Harris or L3, as applicable, must negotiate in good faith with the other (to the extent the other wishes to negotiate) to make such revisions to the terms of the merger agreement that would permit the Harris board of directors or the L3 board of directors, as applicable, not to effect a change of recommendation in response thereto. At the end of such four-business-day period, prior to and as a condition to taking action to effect a change of recommendation, the Harris board of directors or L3 board of directors, as applicable, must take into consideration any changes to the terms of the merger agreement proposed in writing by the other party and any other information offered by the other party in response to the notice and must determine in good faith after consultation with its outside legal counsel and its financial advisor that (a) such superior proposal would continue to constitute a superior proposal or such intervening event remains in effect and (b) the failure to effect a change of recommendation in response to such superior proposal or intervening event would be inconsistent with the directors’ fiduciary duties under applicable law, in each case, if such changes offered in writing by the other party were to be given effect.

Any material amendment to any acquisition proposal will be deemed to be a new acquisition proposal for the purposes of the obligations described above except that references to “four business days” will be deemed to be references to “two business days.”

Nothing described in this section will prevent Harris or L3 from complying with its disclosure obligations under United States federal or state law with regard to an acquisition proposal or making any “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) of the Exchange Act, except that neither Harris nor L3 may effect a change of recommendation except as described in this section.

Termination of the Merger Agreement (Page 147)

Termination by Mutual Consent

The merger agreement may be terminated and the merger and the other transactions contemplated by the merger agreement may be abandoned at any time prior to the effective time by mutual written consent of L3 and Harris by action of their respective boards of directors.

Termination by Either Harris or L3

Either Harris or L3 may terminate the merger agreement by action of its respective board of directors at any time prior to the effective time if:

•	the merger has not been completed by 5:00 p.m. (New York time) on September 30, 2019, which date may be extended by either party to December 31, 2019 if certain regulatory approvals have not been obtained as of September 30, 2019 and all other conditions to the closing have been satisfied (other than those conditions that by their nature are to be satisfied at the closing (so long as such conditions are reasonably capable of being satisfied at that time)) or waived (which termination right will not be available to any party that has breached in any material respect any of its representations, warranties, covenants or agreements under the merger agreement in any manner that proximately contributed to the failure of any closing condition to be satisfied);

•	a law or governmental order in the jurisdictions described in the section entitled “The Merger—Regulatory Approvals” beginning on page 119 permanently restraining, enjoining or otherwise prohibiting consummation of the merger has become final and non-appealable (so long as no breach by the terminating party has contributed to the failure of the condition regarding required government consents to be satisfied);
•	the required L3 vote has not been obtained at the L3 stockholder meeting (or the final adjournment or postponement thereof); or
•	the required Harris vote has not been obtained at the Harris stockholder meeting (or the final adjournment or postponement thereof).

Termination by Harris

Harris may terminate the merger agreement and the merger may be abandoned at any time prior to the effective time by action of the Harris board of directors:

•	prior to the time the required L3 vote is obtained, if:
•	after the date an acquisition proposal with respect to L3 was publicly announced or disclosed (or any person publicly announces an intention (whether or not conditional) to make an acquisition proposal), the L3 board of directors fails to affirm the L3 recommendation within 10 business days after receipt of a written request from Harris to do so; or
•	the L3 board of directors has made a change of recommendation; or
•	if, at any time prior to the effective time, there has been a breach by L3 of any of its representations, warranties, covenants or agreements set forth in the merger agreement such that the conditions in the merger agreement regarding the accuracy of L3’s representations and warranties and the performance of its obligations would not be satisfied and such breach either is not curable prior to the outside date or, if curable, has not been cured within the earlier of 30 days after notice thereof from Harris or three business days prior to the outside date, except that this right to terminate will not be available if Harris or Merger Sub has breached in any material respect any of its representations, warranties, covenants or agreements in the merger agreement in any manner that has proximately contributed to the occurrence of the failure of a condition to the consummation of the merger not to be satisfied.

Termination by L3

L3 may terminate the merger agreement and the merger may be abandoned at any time prior to the effective time by action of the L3 board of directors:

•	prior to the time the required Harris vote is obtained, if:
•	after the date an acquisition proposal with respect to Harris was publicly announced or disclosed (or any person publicly announces an intention (whether or not conditional) to make an acquisition proposal), the Harris board of directors fails to affirm the Harris recommendation within 10 business days after receipt of a written request from L3 to do so; or
•	the Harris board of directors has made a change of recommendation; or
•	if, at any time prior to the effective time, there has been a breach by Harris or Merger Sub of any of their respective representations, warranties, covenants or agreements set forth in the merger agreement such that the conditions in the merger agreement regarding the accuracy of Harris’ representations and warranties and the performance of its obligations would not be satisfied and such breach either is not curable prior to the outside date or, if curable, has not been cured within the earlier of 30 days after notice thereof or three business days prior to the outside date, except that this right to terminate will not be available if L3 has breached in any material respect any of its representations, warranties, covenants or agreements in the merger agreement in any manner that has proximately contributed to the occurrence of the failure of a condition to the consummation of the merger not to be satisfied.

Termination Fees (Page 149)

L3 will be required to pay to Harris a termination fee of $590 million if the merger agreement is terminated (with each following termination right as defined in the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 147):

•	by Harris as an L3 change of recommendation termination;
•	by either Harris or L3 as an L3 no vote termination if, at the time of such termination, Harris had the right to terminate as an L3 change of recommendation termination; or
•	by either Harris or L3 as an outside date termination or an L3 no vote termination or by Harris as an L3 material breach termination, if, in each case,
•	a bona fide acquisition proposal with respect to L3 has been publicly made directly to the stockholders of L3 or has otherwise become publicly known or any person has publicly announced an intention (whether or not conditional) to make an acquisition proposal with respect to L3 (and such acquisition proposal or intention has not been publicly withdrawn without qualification (a) prior to the date of such termination, in the case of an outside date termination or L3 material breach termination or (b) prior to the date of the L3 stockholder meeting, with respect to an L3 no vote termination), and
•	within 12 months after such termination, (a) L3 or any of its subsidiaries has entered into an alternative acquisition agreement with respect to any acquisition proposal with respect to L3 or (b) any acquisition proposal with respect to L3 is consummated (in each case, if such acquisition proposal involves 40% or more of the consolidated net revenues, net income or total assets of L3 or 40% or more of the total voting power or of any class of equity securities of L3).

Harris will be required to pay to L3 a termination fee of $700 million if the merger agreement is terminated (with each following termination right as defined in the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 147):

•	by L3 as a Harris change of recommendation termination;
•	by either Harris or L3 as a Harris no vote termination if, at the time of such termination, L3 had the right to terminate as a Harris change of recommendation termination; or
•	by either Harris or L3 as an outside date termination or a Harris no vote termination or by L3 as a Harris material breach termination, if, in each case,
•	a bona fide acquisition proposal with respect to Harris has been publicly made directly to the stockholders of Harris or has otherwise become publicly known or any person has publicly announced an intention (whether or not conditional) to make an acquisition proposal with respect to Harris (and such acquisition proposal or intention has not been publicly withdrawn without qualification (a) prior to the date of such termination, in the case of an outside date termination or a Harris material breach termination or (b) prior to the date of the Harris stockholder meeting, with respect to a Harris no vote termination), and
•	within 12 months after such termination, (a) Harris or any of its subsidiaries has entered into an alternative acquisition agreement with respect to any acquisition proposal with respect to Harris or (b) any acquisition proposal with respect to Harris is consummated (in each case, if such acquisition proposal involves 40% or more of the consolidated net revenues, net income or total assets of Harris or 40% or more of the total voting power or of any class of equity securities of Harris).

Accounting Treatment (Page 123)

Harris and L3 each prepare their respective financial statements in accordance with accounting principles generally accepted in the United States, which are referred to as GAAP. The merger will be accounted for using the acquisition method of accounting, and Harris will be treated as the accounting acquirer.

Material U.S. Federal Income Tax Consequences (Page 178)

For U.S. federal income tax purposes, the merger is intended to be treated as a “reorganization” within the meaning of Section 368(a) of the Code. Generally, for U.S. federal income tax purposes, if you are a U.S. holder (as defined in the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 178) of L3 common stock, you will only recognize gain or loss equal to the difference between (a) the sum of cash you receive in lieu of fractional shares of Harris common stock and (b) your adjusted tax basis in such fractional share of Harris common stock. If you are a non-U.S. holder (as defined in the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 178) of L3 common stock, the merger will generally not result in tax to you under U.S. federal income tax laws unless you have certain connections to the United States. Because individual circumstances may differ, it is recommended that you consult your own tax advisor to determine the particular tax effects of the merger to you.

You should read the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 178 for a more complete discussion of the material U.S. federal income tax consequences of the merger.

Comparison of Stockholders’ Rights (Page 182)

Upon completion of the merger, L3 stockholders receiving shares of Harris common stock will become stockholders of the combined company, and their rights will be governed by Delaware law and the governing corporate documents of the combined company in effect at the effective time, the forms of which are exhibits to the merger agreement attached as Annex A to this joint proxy statement/prospectus. L3 stockholders will have different rights once they become stockholders of the combined company due to differences between the governing corporate documents of L3 and the proposed governing corporate documents of the combined company. These differences are described in more detail under the section entitled “Comparison of Stockholders’ Rights” beginning on page 182.

Listing of Harris Common Stock; Delisting and Deregistration of L3 Common Stock (Page 123)

If the merger is completed, the shares of Harris common stock to be issued in the merger will be listed for trading on the NYSE. Harris and L3 have agreed to cooperate in good faith to identify a ticker symbol under which shares of common stock of the combined company will trade on the NYSE after completion of the merger, which Harris will cause to be reserved prior to or as of the effective time.

In addition, if the merger is completed, L3 common stock will be delisted from the NYSE and deregistered under the Exchange Act.

Risk Factors (Page 42)

In evaluating the merger agreement, the merger or the issuance of shares of Harris common stock in the merger, you should carefully read this joint proxy statement/prospectus and give special consideration to the factors discussed in the section entitled “Risk Factors” beginning on page 42.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF HARRIS

The following table presents selected historical consolidated financial data for Harris as of and for the fiscal years ended June 29, 2018, June 30, 2017, July 1, 2016, July 3, 2015 and June 27, 2014 and as of and for the quarters ended September 28, 2018 and September 29, 2017. The selected historical consolidated financial data as of and for the fiscal years ended June 29, 2018 and June 30, 2017 were derived from Harris’ audited consolidated financial statements included in its Current Report on Form 8-K filed with the SEC on December 13, 2018, which is incorporated herein by reference. The selected historical consolidated financial data as of September 28, 2018 and for the quarters ended September 28, 2018 and September 29, 2017 were derived from Harris’ unaudited condensed consolidated financial statements included in Harris’ Quarterly Report on Form 10-Q for the quarter ended September 28, 2018, incorporated herein by reference. Harris’ unaudited condensed consolidated financial statements as of September 28, 2018 and for the quarters ended September 28, 2018 and September 29, 2017 include, in Harris’ opinion, all adjustments consisting of normal and recurring adjustments considered necessary for a fair presentation of the results for these periods.

Harris’ audited consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended June 29, 2018 did not reflect the adoption of ASC 606, Revenue from Contracts with Customers, or ASU 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, each of which Harris adopted effective June 30, 2018 on a retrospective basis. As a result, Harris has recast its audited financial statements for the fiscal years ended June 29, 2018 and June 30, 2017 in its Current Report on Form 8-K filed with the SEC on December 13, 2018 to reflect the retrospective adoption of ASC 606 and ASU 2017-07. The selected historical consolidated financial data for the fiscal years ended July 1, 2016, July 3, 2015 and June 27, 2014 have not been recast to reflect the adoption of ASC 606 or ASU 2017-07 and have been derived from Harris’ Annual Report on Form 10-K for the fiscal year ended June 29, 2018.

The selected historical consolidated financial data is not necessarily indicative of future results of Harris and should be read together with the other information contained in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes in Harris’ Current Report on Form 8-K filed with the SEC on December 13, 2018 and Quarterly Report on Form 10-Q for the quarter ended September 28, 2018, each of which is incorporated herein by reference.

See the section entitled “Where You Can Find More Information” beginning on page 211.

	Quarter Ended		Fiscal Year Ended
	September 28, 2018	September 29, 2017	2018(1)	2017(2)	2016(3)	2015(4)	2014
	(In millions, except per share data)
Statement of income data:
Revenue from product sales and services	$1,542	$1,410	$6,168	$5,897	$5,992	$3,885	$3,622
Income from continuing operations before income taxes	257	228	908	889	884	396	642
Income from continuing operations	216	165	702	628	611	287	440
Per share data:
Income from continuing operations per common share
Basic	1.82	1.39	5.90	5.11	4.91	2.70	4.12
Diluted	1.78	1.36	5.78	5.04	4.87	2.67	4.08
Cash dividends paid per common share	0.685	0.570	2.280	2.120	2.000	1.880	1.680
Balance sheet data (at period end):
Total assets	9,889	10,124	9,851	10,112	12,009	13,127	4,919
Long-term debt, net	3,410	3,395	3,408	3,396	4,120	5,053	1,564
(1)	Results for fiscal 2018 included: (a) $47 million of charges related to Harris’ decision to transition and exit a commercial air-to-ground LTE radio communications line of business and other items; (b) $27 million of losses and other costs related to debt refinancing; (c) $20 million of charges related to non-cash adjustments for deferred compensation and the impact of tax reform; and (d) a $5 million charge related to consolidation of certain Exelis Inc., which is referred to as Exelis, facilities initiated in fiscal 2017. The net after-tax impact from these fiscal 2018 items was $74 million or $0.60 per diluted common share.

(2)	Results for fiscal 2017 included a $51 million after-tax ($0.41 per diluted common share) charge for Exelis acquisition-related and other items.
(3)	Results for fiscal 2016 included: (a) $121 million for integration and other costs associated with Harris’ acquisition of Exelis in the fourth quarter of fiscal 2015, including $11 million for amortization of a step-up in inventory; (b) a net liability reduction of $101 million for certain post-employment benefit plans; (c) $33 million of charges for restructuring and other items; and (d) a $10 million net gain on the sale of Aerostructures. The net after-tax impact from these fiscal 2016 items was $34 million or $0.27 per diluted common share.
(4)	Results for fiscal 2015 included results of Exelis following the close of the acquisition on May 29, 2015 and a $205 million after-tax ($1.91 per diluted common share) charge for transaction, financing, integration, restructuring and other costs, primarily related to Harris’ acquisition of Exelis.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF L3

The following table presents selected historical consolidated financial data for L3 as of and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 and as of and for the three quarters ended September 28, 2018 and September 29, 2017. The selected historical consolidated financial data as of and for each of the years ended December 31, 2017, 2016, 2015, 2014 and 2013 were derived from L3’s Current Report on Form 8-K filed on November 13, 2018, incorporated herein by reference. The selected historical consolidated financial data as of September 28, 2018 and for the three quarters ended September 28, 2018 and September 29, 2017 were derived from L3’s unaudited condensed consolidated financial statements included in L3’s Quarterly Report on Form 10-Q for the quarter ended September 28, 2018, incorporated herein by reference. L3’s unaudited condensed consolidated financial statements as of September 28, 2018 and for the three quarters ended September 28, 2018 and September 29, 2017 include, in L3’s opinion, all adjustments consisting of normal and recurring adjustments considered necessary for a fair presentation of the results for these periods.

Effective January 1, 2018, L3 adopted ASC 606, using the modified retrospective transition method. In accordance with the modified retrospective transition method, the statement of operations and per share data for the three quarters ended September 28, 2018 is presented under ASC 606, while the statement of operations and per share data for the three quarters ended September 29, 2017, and all other prior periods, are presented under ASC 605, Revenue Recognition, the accounting standard in effect for L3 for periods ending prior to January 1, 2018. Furthermore, under the modified retrospective transition method, the balance sheet data at September 28, 2018 is presented under ASC 606, while the balance sheet data at September 29, 2017 and all prior periods are presented under ASC 605. The cumulative effect of the change in accounting for periods prior to January 1, 2018 was recognized through retained earnings at the date of adoption. Note 3, New Accounting Standards Implemented, to L3’s Quarterly Report on Form 10-Q for the quarter ended September 28, 2018, incorporated herein by reference, presents the cumulative effect of the changes on L3’s December 31, 2017 balance sheet.

The selected historical consolidated financial data set forth below is not necessarily indicative of future results of L3 and should be read together with the other information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included in L3’s Current Report on Form 8-K filed on November 13, 2018 and Quarterly Report on Form 10-Q for the quarter ended September 28, 2018, each of which is incorporated herein by reference. L3’s results of operations, cash flows and financial condition are affected significantly, in some periods, by business acquisitions, the more significant of which are described in the documents incorporated herein by reference.

See the section entitled “Where You Can Find More Information” beginning on page 211.

	Three Quarters Ended		December 31,
	September 28, 2018(1)	September 29, 2017	2017(2)	2016	2015(3)	2014	2013
	(In millions, except per share data)
Statement of operations data:
Net sales	$7,473	$6,999	$9,573	$9,210	$9,231	$9,691	$10,104
Income from continuing operations before income taxes	679	645	871	804	639	871	908
Income from continuing operations	589	498	769	633	507	646	672
Per share data:
Earnings from continuing operations allocable to L3 common stockholders:
Basic	7.32	6.23	9.65	7.99	6.10	7.41	7.42
Diluted	7.21	6.10	9.46	7.86	6.01	7.21	7.28
Cash dividends declared	2.40	2.25	3.00	2.80	2.60	2.40	2.20
Balance sheet data (at period end):
Total assets	13,184	12,468	12,729	11,865	12,069	13,692	13,849
Long-term debt, including current portion	3,320	3,329	3,330	3,325	3,626	3,916	3,611
(1)	The three quarters ended September 28, 2018 includes: (a) a gain on the sale of Crestview Aerospace and TCS businesses of $44 million ($22 million after income taxes), or $0.29 per diluted share, (b) merger and acquisition related expenses of $5 million ($5 million after income taxes), or $0.06 per diluted share and (3) debt retirement charges of $69 million ($52 million after income taxes), or $0.66 per diluted share.
(2)	The year ended December 31, 2017 includes estimated income tax benefits of $79 million, or $0.99 per diluted share, related to the enactment of the U.S. Tax Cuts and Jobs Act in December 2017.
(3)	The year ended December 31, 2015 includes: (a) a non-cash goodwill impairment charge of $46 million ($44 million after income taxes), or $0.54 per diluted share, related to a business retained by L3 in connection with the sale of the National Security Solutions business and (b) a pre-tax loss of $31 million ($20 million after income taxes), or $0.25 per diluted share, related to business divestitures.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following table shows a summary of the unaudited pro forma condensed combined financial information about the financial condition and results of operations of the combined company, after giving effect to the merger, which were prepared using the acquisition method of accounting with Harris as the accounting acquirer of L3. See the section entitled “The Merger—Accounting Treatment” beginning on page 123. The unaudited pro forma condensed combined balance sheet as of September 28, 2018 is based on the individual historical consolidated balance sheets of Harris and L3, and has been prepared to reflect the merger as if it had occurred on September 28, 2018, which was the end of Harris’ first quarter of fiscal 2019. The unaudited pro forma condensed combined statements of income for the quarter ended September 28, 2018 and the fiscal year ended June 29, 2018 combine the historical results of operations of Harris and L3, and have been prepared to reflect the merger as if it had occurred on July 1, 2017, the first day of Harris’ fiscal 2018.

The following selected unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and is not necessarily indicative of what the combined company’s operating results or financial position would actually have been had the merger been completed as of the dates indicated. In addition, the selected unaudited pro forma condensed combined financial information includes adjustments which are preliminary and may be revised. The selected unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 42.

The following selected unaudited pro forma condensed combined financial information has been developed from and should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” and the notes related thereto beginning on page 151 and with the historical consolidated financial statements of Harris and L3 and related notes that have been filed with the SEC, certain of which are incorporated by reference into this joint proxy statement. See the section entitled “Where You Can Find More Information” beginning on page 211.

	As of or for the Quarter Ended September 28, 2018 (Unaudited)	For the Fiscal Year Ended June 29, 2018 (Unaudited)
	(In millions, except per share amounts)
Pro forma condensed combined statement of income data:
Revenue from product sales and services	$4,056	$15,801
Income from continuing operations	$337	$1,161
Income from continuing operations attributable to common stockholders	$331	$1,145
Income from continuing operations per basic common share attributable to common stockholders	$1.49	$5.15
Income from continuing operations per diluted common share attributable to common stockholders	$1.47	$5.08
Pro forma condensed combined balance sheet data:
Total assets	$32,370
Total liabilities	$14,446
Total equity	$17,924

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following selected unaudited pro forma per share information for the fiscal year ended June 29, 2018 and the quarter ended September 28, 2018 reflects the merger and related transactions as if they had occurred on July 1, 2017. The book value per share amounts in the table below reflect the merger as if it had occurred on September 28, 2018. The information in the table is based on, and should be read together with, the historical financial information that Harris and L3 have presented in their respective filings with the SEC and with the unaudited pro forma condensed combined financial information contained in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” and the notes related thereto beginning on page 151. See also the section entitled “Where You Can Find More Information” beginning on page 211.

The unaudited pro forma combined per share data is presented for illustrative purposes only and is not necessarily indicative of actual or future financial condition or results of operations that would have been realized if the merger had been completed as of the dates indicated or will be realized upon the completion of the merger. The summary pro forma information is preliminary, based on initial estimates of the fair value of assets acquired (including intangible assets) and liabilities assumed, and is subject to change as more information regarding the fair values is obtained, which changes could be materially different than the initial estimates. The L3 equivalent pro forma data are calculated by multiplying the pro forma combined per share data by the exchange ratio.

Both Harris and L3 declared and paid dividends during the periods presented. Following the completion of the merger, the declaration of dividends will be at the discretion of the combined company’s board of directors and will be determined after consideration of various factors, including earnings, cash requirements, the financial condition of the combined company, the DGCL, government regulations and other factors deemed relevant by the combined company’s board of directors.

	Historical Harris	Historical L3	L3 Harris Pro Forma Combined	L3 Equivalent Pro Forma(2)
Income from continuing operations per common share attributable to common stockholders (basic)
Fiscal year ended June 29, 2018	$5.90	$10.00	$5.15	$6.70
Quarter ended September 28, 2018	$1.82	$2.57	$1.49	$1.94
Income from continuing operations per common share attributable to common stockholders (diluted)
Fiscal year ended June 29, 2018	$5.78	$9.81	$5.08	$6.60
Quarter ended September 28, 2018	$1.78	$2.54	$1.47	$1.91
Cash dividends per share
Fiscal year ended June 29, 2018(1)	$2.280	$3.100	$2.280	$2.964
Quarter ended September 28, 2018(1)	$0.685	$0.800	$0.685	$0.891
Book value per share(3)
Quarter ended September 28, 2018	$27.58	$72.66	$80.66	$104.86
(1)	Pro forma combined amounts are the same as Harris’ historical cash dividends per share under the assumption that there is no change to Harris’ dividend policy as a result of the merger.
(2)	The information shows how each share of L3 common stock would have participated in the combined company’s income from continuing operations and book value if the merger had completed on the relevant dates.
(3)	Amount is calculated by dividing stockholders’ equity by common shares outstanding.

COMPARISON OF HARRIS AND L3 MARKET PRICES AND
IMPLIED VALUE OF MERGER CONSIDERATION

The following table sets forth the closing sale price per share of Harris common stock and L3 common stock as reported on the NYSE as of October 12, 2018, the last trading day prior to the public announcement of the merger, and on [•], the last practicable trading day before the filing of this joint proxy statement/prospectus with the SEC. The table also shows the estimated implied value of the per share consideration proposed for each share of L3 common stock as of the same two dates. This implied value was calculated by multiplying the closing price of a share of Harris common stock on the relevant date by the exchange ratio of 1.30 shares of Harris common stock for each share of L3 common stock.

	Harris Common Stock		L3 Common Stock		Implied Per Share Value of Merger Consideration
October 12, 2018		$154.87		$195.78		$201.33
[•]	$	[•]	$	[•]	$	[•]

The market prices of Harris common stock and L3 common stock have fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate prior to the completion of the merger. No assurance can be given concerning the market prices of Harris common stock or L3 common stock before completion of the merger or of the common stock of the combined company after completion of the merger. Because the exchange ratio is fixed and will not be adjusted for changes in the market prices of either Harris common stock or L3 common stock, the market price of Harris common stock (and, therefore, the value of the merger consideration) when received by L3 stockholders after the merger is completed could be greater than, less than or the same as shown in the table above. Accordingly, these comparisons may not provide meaningful information to Harris stockholders and L3 stockholders in determining how to vote with respect to the proposals described in this joint proxy statement/prospectus. Harris stockholders and L3 stockholders are encouraged to obtain current market quotations for Harris common stock and L3 common stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus. For more information, see the section entitled “Where You Can Find More Information” beginning on page 211.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, and the documents to which L3 and Harris refer you to in this registration statement, as well as oral statements made or to be made by L3 and Harris, include certain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995, which are referred to as the safe harbor provisions with respect to the businesses, strategies and plans of Harris and L3, their expectations relating to the merger and their future financial condition and performance. Statements included in or incorporated by reference into this registration statement, of which this joint proxy statement/prospectus forms a part, that are not historical facts are forward-looking statements, including statements about the beliefs and expectations of the management of each of Harris and L3. Harris and L3 use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “likely,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions. Harris and L3 caution investors that any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends to differ materially from those matters expressed in, or implied or projected by, such forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus. Investors are cautioned not to place undue reliance on these forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following:

•	the occurrence of any change, event, series of events or circumstances that could give rise to the termination of the merger agreement, including a termination of the merger agreement under circumstances that could require L3 to pay a termination fee to Harris or require Harris to pay a termination fee to L3;
•	uncertainties related to the timing of the receipt of required regulatory approvals for the merger and the possibility that L3 and Harris may be required to accept conditions that could reduce or eliminate the anticipated benefits of the merger as a condition to obtaining regulatory approvals or that the required regulatory approvals might not be obtained at all;
•	the stock price for Harris common stock and L3 common stock could change, before the completion of the merger, including as a result of uncertainty as to the long-term value of the common stock of the combined company following the merger or as a result of broader stock market movements;
•	the inability to complete the merger due to the failure, or unexpected delays, of L3 stockholders to adopt the merger agreement or of Harris stockholders to approve the share issuance or to adopt the charter amendment, or the failure to satisfy other conditions to the completion of the merger;
•	delays in closing, or the failure to close, the merger for any reason could negatively impact Harris or L3;
•	risks that the merger and the other transactions contemplated by the merger agreement disrupt current plans and operations that may harm Harris’ or L3’s businesses;
•	difficulties and delays in integrating the businesses of Harris and L3 following completion of the merger or fully realizing the anticipated cost synergies and other benefits expected from the merger;
•	certain restrictions during the pendency of the proposed merger that may impact the ability of Harris and L3 to pursue certain business opportunities or strategic transactions;
•	the outcome of any legal proceedings that have been or may be instituted against Harris, L3 and/or others relating to the merger;
•	risks related to the diversion of the attention and time of Harris’ and L3’s respective management teams from ongoing business concerns;
•	the risk that the proposed merger and any announcement relating to the proposed merger could have an adverse effect on the ability of Harris and L3 to retain and hire key personnel or maintain relationships with customers, suppliers, vendors, other partners, standing with regulators, the U.S. government and other governments, or on Harris’ or L3’s operating results and businesses generally;

•	the amount of any costs, fees, expenses, impairments and charges related to the merger;
•	the potential dilution of Harris stockholders’ and L3 stockholders’ ownership percentage of the combined company as a result of the merger;
•	the business, economic and political conditions in the markets in which Harris and L3 operate;
•	events beyond Harris’ and L3’s control, such as acts of terrorism; and
•	the potential dilution of the combined company’s earnings per share as a result of the merger.

For further discussion of these and other risks, contingencies and uncertainties applicable to Harris and L3, see the section entitled “Risk Factors” beginning on page 42 and in Harris’ and L3’s other filings with the SEC incorporated by reference into this joint proxy statement/prospectus. See also the section entitled “Where You Can Find More Information” beginning on page 211 for more information about the SEC filings incorporated by reference into this joint proxy statement/prospectus.

All subsequent written or oral forward-looking statements attributable to Harris or L3 or any person acting on its or their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither L3 nor Harris is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

RISK FACTORS

In deciding whether to vote for the adoption of the merger agreement, in the case of L3 stockholders, or the approval of the share issuance and the adoption of the charter amendment, in the case of Harris stockholders, you are urged to carefully consider all of the information included or incorporated by reference in this joint proxy statement/prospectus, which are listed in the section entitled “Where You Can Find More Information” beginning on page 211. You should also read and consider the risks associated with each of the businesses of Harris and L3 because these risks will also affect the combined company. The risks associated with the business of Harris can be found in the Harris Annual Report on Form 10-K for the fiscal year ended June 29, 2018 and the risks associated with the business of L3 can be found in the L3 Annual Report on Form 10-K for the year ended December 31, 2017, as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K (excluding any information and exhibits furnished under Item 2.02 or 7.01 thereof), each of which are incorporated by reference into this joint proxy statement/prospectus. In addition, you are urged to carefully consider the following material risks relating to the merger, the business of Harris, the business of L3 and the business of the combined company.

Risks Relating to the Merger

Because the exchange ratio is fixed and will not be adjusted in the event of any change in either Harris’ or L3’s stock price, the value of the shares of the combined company is uncertain.

Upon completion of the merger, each share of L3 common stock outstanding immediately prior to the merger, other than excluded shares (as defined in the section entitled “The Merger—Exchange Ratio” beginning on page 77), will be converted into and become exchangeable for 1.30 shares of Harris common stock. This exchange ratio is fixed in the merger agreement and will not be adjusted for changes in the market price of either Harris common stock or L3 common stock. The market prices of Harris common stock and L3 common stock have fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the Harris stockholder meeting and the L3 stockholder meeting, respectively, and the date the merger is consummated, and the market price of the common stock of the combined company will continue to fluctuate thereafter.

Because the value of the merger consideration will depend on the market price of Harris common stock at the time the merger is completed, L3 stockholders will not know or be able to determine at the time of the L3 stockholder meeting the market value of the merger consideration they would receive upon completion of the merger. Similarly, Harris stockholders will not know or be able to determine at the time of the Harris stockholder meeting the market value of the shares of Harris common stock to be issued pursuant to the merger agreement compared to the market value of the shares of L3 common stock that are being exchanged.

Stock price changes may result from a variety of factors, including, among others:

•	general market and economic conditions;
•	changes in Harris’ and L3’s respective businesses, operations and prospects;
•	reductions or changes in U.S. government spending or budgetary policies;
•	market assessments of the likelihood that the merger will be completed;
•	interest rates, general market, industry and economic conditions and other factors generally affecting the respective prices of Harris’ and L3’s common stock;
•	federal, state and local legislation, governmental regulation and legal developments in the industry segments in which L3 and Harris operate; and
•	the timing of the merger and regulatory considerations.

Many of these factors are beyond Harris’ and L3’s control, and neither Harris nor L3 are permitted to terminate the merger agreement solely due to a decline in the market price of the other party. You are urged to obtain current market quotations for Harris common stock and L3 common stock in determining whether to vote for approval of the share issuance and the adoption of the charter amendment in the case of Harris stockholders or for the adoption of the merger agreement in the case of L3 stockholders. In addition, see the section entitled “Comparison of Harris and L3 Market Prices and Implied Value of Merger Consideration” beginning on page 39.

The market price for shares of common stock of the combined company following the completion of the merger may be affected by factors different from, or in addition to, those that historically have affected or currently affect the market prices of shares of Harris common stock and L3 common stock.

Upon consummation of the merger, Harris stockholders and L3 stockholders will both hold shares of common stock in the combined company. Harris’ businesses differ from those of L3, and L3’s businesses differ from those of Harris, and, accordingly, the results of operations of the combined company will be affected by some factors that are different from those currently or historically affecting the results of operations of Harris and those currently or historically affecting the results of operations of L3. The results of operations of the combined company may also be affected by factors different from those that currently affect or have historically affected either Harris or L3. For a discussion of the businesses of each of Harris and L3 and some important factors to consider in connection with those businesses, please see the section entitled “The Parties to the Merger” beginning on page 56 and the documents and information included elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus and listed under the section entitled “Where You Can Find More Information” beginning on page 211.

The shares of common stock of the combined company to be received by L3 stockholders as a result of the merger will have rights different from the shares of L3 common stock.

Upon consummation of the merger, the rights of L3 stockholders, who will become stockholders of the combined company, will be governed by the certificate of incorporation and bylaws of the combined company. The rights associated with L3 common stock are different from the rights which will be associated with the common stock of the combined company. See the section entitled “Comparison of Stockholders’ Rights” beginning on page 182 for a discussion of these rights.

Harris stockholders and L3 stockholders will each have reduced ownership and voting interest in and will exercise less influence over management of the combined company.

Harris stockholders currently have the right to vote in the election of the Harris board of directors and on other matters affecting Harris, and L3 stockholders currently have the right to vote in the election of the L3 board of directors and on other matters affecting L3. Upon consummation of the merger, each Harris stockholder and each L3 stockholder will become a stockholder of the combined company with a percentage ownership of the combined company that is smaller than such stockholder’s percentage ownership of Harris or L3, as applicable, immediately prior to the merger. As of the date of this joint proxy statement/prospectus, based on the estimated number of shares of common stock of Harris and L3 that will be outstanding immediately prior to the completion of the merger and the exchange ratio of 1.30, Harris and L3 estimate that holders of shares of Harris common stock as of immediately prior to the completion of the merger will hold, in the aggregate, approximately [54]% of the issued and outstanding shares of common stock of the combined company immediately following the completion of the merger, and holders of shares of L3 common stock as of immediately prior to the completion of the merger will hold, in the aggregate, approximately [46]% of the issued and outstanding shares of common stock of the combined company immediately following the completion of the merger. Because of this, each share of Harris common stock and each share of L3 common stock will represent a smaller percentage ownership of the combined company than it represented in Harris or L3, respectively. In addition, directors of Harris and directors of L3, as of immediately prior to the effective time, will respectively constitute half of the combined company’s board of directors. Accordingly, Harris stockholders and L3 stockholders will have less influence on the management and policies of the combined company than they now have on the management and policies of Harris or L3, as applicable.

Until the completion of the merger or the termination of the merger agreement in accordance with its terms, Harris and L3 are each prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to Harris or L3 and their respective stockholders.

After the date of the merger agreement and prior to the effective time, the merger agreement restricts Harris and L3 from taking specified actions without the consent of the other party and requires that the business of each company and its respective subsidiaries be conducted in all material respects in the ordinary course of business consistent with past practice. These restrictions may prevent Harris or L3 from making appropriate changes to their respective businesses or organizational structures or from pursuing attractive business opportunities that may arise prior to the completion of the merger and could have the effect of delaying or preventing other strategic transactions. Adverse effects arising from the pendency of the merger could be exacerbated by any delays in consummation of the merger or termination of the merger agreement. See the section entitled “The Merger Agreement—Conduct of Business Prior to the Effective Time” beginning on page 133.

Obtaining required approvals and satisfying closing conditions may prevent or delay completion of the merger.

The merger is subject to a number of conditions to closing as specified in the merger agreement. These closing conditions include, among others, approval for listing on the NYSE of the shares of Harris common stock to be issued pursuant to the merger agreement, the expiration or earlier termination any applicable waiting period, and the receipt of approvals under, domestic and certain foreign antitrust and competition laws, the absence of governmental restraints or prohibitions preventing the consummation of the merger, the effectiveness of the registration statement on Form S-4 registering the Harris common stock issuable in the merger and absence of any stop order or proceedings by the SEC with respect thereto. The obligation of each of L3 and Harris to consummate the merger is also conditioned on, among other things, the receipt by such party of the required tax representation letter from the other party, although this condition would nevertheless not be satisfied if such receiving party’s counsel, due to a change in law, is unable to deliver an opinion based on such representation letters to the effect that for U.S. federal income tax purposes the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and such receiving party is unable to obtain such an opinion from an alternative tax counsel pursuant to the merger agreement, the absence of a material adverse effect on the other party, the truth and correctness of the representations and warranties made by the other party on the date of the merger agreement and on the closing date (subject to certain materiality qualifiers), and the performance by the other party in all material respects of its obligations under the merger agreement. In addition, the obligation of L3 to consummate the merger is conditioned on the implementation, at the effective time of the merger, of the governance-related matters described in the section entitled “The Merger—Governance of the Combined Company” beginning on page 120. No assurance can be given that the required stockholder, governmental and regulatory consents and approvals will be obtained or that the required conditions to closing will be satisfied, and, if all required consents and approvals are obtained and the conditions are satisfied, no assurance can be given as to the terms, conditions and timing of the consents and approvals. Any delay in completing the merger could cause the combined company not to realize, or to be delayed in realizing, some or all of the benefits that Harris and L3 expect to achieve if the merger is successfully completed within its expected time frame. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 133.

Harris and L3 must obtain certain regulatory approvals and clearances to consummate the merger, which, if delayed, not granted or granted with unacceptable conditions, could prevent, substantially delay or impair consummation of the merger, result in additional expenditures of money and resources or reduce the anticipated benefits of the merger.

Under the provisions of the HSR Act, the merger may not be completed until the expiration of a statutory waiting period, or the early termination of that waiting period, following the parties’ filing of their respective notification and report forms. Harris and L3 each filed an HSR notification with the FTC and the DOJ on November 9, 2018. Harris voluntarily withdrew its HSR notification effective as of December 10, 2018 and re-filed its HSR notification on December 11, 2018. The waiting period under the HSR Act with respect to the re-filed notification currently is scheduled to expire on January 10, 2019, unless extended by the issuance of a request for additional information and documentary materials or terminated earlier. The DOJ could also seek to enjoin completion of the merger or impose conditions on its approval such as requiring the divestiture of assets, businesses or product lines of Harris or L3.

If the statutory waiting period is extended, the completion of the merger could be substantially delayed. The votes to adopt the merger agreement, approve the share issuance, and adopt the charter amendment could therefore occur substantially in advance of obtaining regulatory approval. A delay could, among other things, increase the chance that: an event occurs that constitutes a material adverse effect with respect to Harris or L3 and thereby may cause the failure of an L3 closing condition or Harris closing condition, respectively; other adverse effects with respect to Harris or L3 could occur, such as the loss of key personnel, potentially affecting the success of the combined company; or an event could occur that causes a failure of a Harris closing condition or L3 closing condition or that adversely impacts the value of Harris common stock, and thus has a negative impact on the value of the merger consideration.

The completion of the merger is also contingent upon obtaining the requisite regulatory approvals, or the making of advisable filings, in the other jurisdictions described in the section entitled “The Merger—Regulatory Approvals” beginning on page 119. With respect to these jurisdictions, Harris and L3 intend to prepare and file notices and applications to satisfy the filing requirements and to obtain the regulatory clearances that are required or advisable. Failure to obtain the necessary clearance in any of these jurisdictions could substantially delay or prevent the consummation of the merger, which could negatively impact both Harris and L3.

As a condition to granting the necessary approvals or clearances, certain governmental agencies may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of the business of the combined company after the completion of the merger. Any one of these requirements, limitations, costs, divestitures or restrictions could jeopardize or delay the completion of or reduce the anticipated benefits of the merger.

Under the merger agreement, Harris and L3 generally must use their respective reasonable best efforts to obtain all regulatory approvals required to complete the merger as soon as reasonably practicable. Harris and L3 have agreed to dispose of assets, operations or businesses if reasonably necessary, proper or advisable so as to permit the consummation of the merger, although neither L3 nor Harris is required to effect any such disposition if not conditioned upon the completion of the merger or if, individually or in the aggregate with any other such dispositions, would reasonably be expected to be materially adverse to the condition, properties, assets, operations, liabilities or results of operations of the combined company (without taking into account any proceeds received from such disposition).

Failure to attract, motivate and retain executives and other key employees could diminish the anticipated benefits of the merger.

The success of the merger will depend in part on the retention of personnel critical to the business and operations of the combined company due to, for example, their technical skills or management expertise. Competition for qualified personnel can be intense.

Current and prospective employees of Harris and L3 may experience uncertainty about their future role with Harris and L3 until strategies with regard to these employees are announced or executed, which may impair Harris’ and L3’s ability to attract, retain and motivate key management, sales, marketing, technical and other personnel prior to and following the merger. Employee retention may be particularly challenging during the pendency of the merger, as employees of Harris and L3 may experience uncertainty about their future roles with the combined company. If Harris and L3 are unable to retain personnel, including Harris’ and L3’s key management, who are critical to the successful integration and future operations of the companies, Harris and L3 could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how, and unanticipated additional recruitment and training costs. In addition, the loss of key personnel could diminish the anticipated benefits of the merger.

At the effective time, each of L3’s and Harris’ equity awards will, in accordance with the terms and conditions that were applicable to such awards prior thereto, generally vest and be settled in Harris common stock, in the case of L3 equity awards, after giving effect to the exchange ratio. In addition, each of Harris’ and L3’s executive officers are entitled to receive severance benefits upon a qualifying termination of employment following the completion of the merger. Each of Harris’ and L3’s executive officers could potentially terminate his or her employment following specified circumstances set forth in the applicable Harris CIC severance agreement or L3 change in control severance plan, including certain changes in such executive’s duties or responsibilities (except with respect to certain contemplated changes in connection with the merger for Mr. Brown and Mr. Kubasik), compensation or office location, and become entitled to receive severance. See the section entitled “Interests of Harris’ Directors and Executive Officers in the Merger” beginning on page 163 and the section entitled “Interests of L3’s Directors and Executive Officers in the Merger” beginning on page 171 for a further discussion of some of these issues.

If key employees of Harris or L3 depart, the integration of the companies may be more difficult and the combined company’s business following the merger may be harmed. Furthermore, the combined company may have to incur significant costs in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent relating to the business of each of Harris or L3, and the combined company’s ability to realize the anticipated benefits of the merger may be adversely affected. In addition, there could be disruptions to or distractions for the workforce and management associated with activities of labor unions or integrating employees into the combined company. Accordingly, no assurance can be given that the combined company will be able to attract or retain key employees of Harris and L3 to the same extent that those companies have been able to attract or retain their own employees in the past.

The merger, including uncertainty regarding the merger, may cause customers, suppliers or strategic partners to delay or defer decisions concerning Harris and L3 and adversely affect each company’s ability to effectively manage their respective businesses.

The merger will happen only if the stated conditions are met, including the adoption of the merger agreement by L3’s stockholders, the approval of the share issuance and the adoption of the charter amendment by Harris’ stockholders and the receipt of regulatory approvals, among other conditions. Many of the conditions are outside the control of Harris and L3, and both parties also have certain rights to terminate the merger agreement. Accordingly, there may be uncertainty regarding the completion of the merger. This uncertainty may cause customers, suppliers, vendors, strategic partners or others that deal with Harris and L3 to delay or defer entering into contracts with Harris and L3 or making other decisions concerning Harris and L3 or seek to change or cancel existing business relationships with Harris and L3, which could negatively affect their respective businesses. Any delay or deferral of those decisions or changes in existing agreements could have a material adverse effect on the respective businesses of Harris and L3, regardless of whether the merger is ultimately completed.

In addition, the merger agreement restricts Harris, L3 and their respective subsidiaries from making certain acquisitions and taking other specified actions until the merger occurs without the consent of the other parties. These restrictions may prevent Harris and L3 from pursuing attractive business opportunities or strategic transactions that may arise prior to the completion of the merger. See the section entitled “The Merger Agreement—Conduct of Business Prior to the Effective Time” beginning on page 133 for a description of the restrictive covenants to which each of Harris and L3 is subject.

The opinions rendered to Harris and L3 from their respective financial advisors will not reflect changes in circumstances between the dates of such opinions and the completion of the merger.

Morgan Stanley delivered its oral opinion to the Harris board of directors on October 12, 2018, which opinion was subsequently confirmed in a written opinion dated October 12, 2018, that, as of the date of such opinion, and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in its written opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Harris. Goldman Sachs delivered its oral opinion, subsequently confirmed in writing, to L3’s board of directors that, as of October 12, 2018 and based upon and subject to the factors and assumptions set forth therein, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders (other than Harris and its affiliates) of L3 common stock.

Neither Harris nor L3 has obtained, nor will obtain, an updated opinion regarding the fairness, from a financial point of view, of the exchange ratio as of the date of this joint proxy statement/prospectus or prior to the completion of the merger from Morgan Stanley or from Goldman Sachs. Each of Morgan Stanley’s opinion and Goldman Sachs’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Morgan Stanley and Goldman Sachs, as applicable, only as of the dates of the respective opinions of Morgan Stanley and Goldman Sachs and does not address the fairness of the exchange ratio, from a financial point of view, at the time the merger is completed. Changes in the operations and prospects of Harris or L3, general economic, monetary, market and other conditions and other factors that may be beyond the control of Harris and L3, and on which the opinion of Morgan Stanley and the opinion of Goldman Sachs was based, may alter the value of Harris or L3 or the prices of shares of Harris common stock or L3 common stock by the time the merger is completed. The opinions of Morgan Stanley and Goldman Sachs do not speak as of any date other than the respective dates of such opinions. The recommendation of the Harris board of directors that Harris stockholders vote “FOR” the Harris share issuance proposal, “FOR” the Harris charter amendment proposal and “FOR” the Harris compensation proposal and the recommendation of the L3 board of directors that L3 stockholders vote “FOR” the L3 merger agreement proposal and “FOR” the L3 compensation proposal are each made as of the date of this joint proxy statement/prospectus. For a description of the opinion that L3 and Harris received from their respective financial advisors, please see the sections entitled “The Merger—Opinion of Harris’ Financial Advisor” beginning on page 101 and “The Merger—Opinion of L3’s Financial Advisor” beginning on page 108.

Whether or not the merger is completed, the announcement and pendency of the merger could cause disruptions in the businesses of Harris and L3, which could have an adverse effect on their respective businesses and financial results.

Whether or not the merger is completed, the announcement and pendency of the merger could cause disruptions in the businesses of Harris and L3. Specifically:

•	current and prospective employees of Harris and L3 will experience uncertainty about their future roles with the combined company, which might adversely affect Harris’ and L3’s abilities to retain key managers and other employees; and
•	the attention of management of each of Harris and L3 may be directed toward the completion of the merger.

In addition, Harris and L3 have each diverted significant management resources in an effort to complete the merger and are each subject to restrictions contained in the merger agreement on the conduct of their respective businesses. If the merger is not completed, Harris and L3 will have incurred significant costs, including the diversion of management resources, for which they will have received little or no benefit.

The merger agreement may be terminated in accordance with its terms and the merger may not be consummated.

Either Harris or L3 may terminate the merger agreement under certain circumstances, including, among other reasons, if the merger is not completed by September 30, 2019 (which date may be extended to December 31, 2019 if certain regulatory approvals are not obtained by September 30, 2019). In addition, if the merger agreement is terminated under certain circumstances specified in the merger agreement, L3 may be required to pay Harris a termination fee of $590,000,000, including certain circumstances in which the L3 board of directors effects a change of recommendation (as defined in the section entitled “The Merger Agreement—No Change of Recommendation” beginning on page 139) or L3 enters into an agreement with respect to a superior proposal (as defined in the section entitled “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page 137) following the termination of the merger agreement. In addition, if the merger agreement is terminated under certain circumstances specified in the merger agreement, Harris may be required to pay L3 a termination fee of $700,000,000, including certain circumstances in which the Harris board of directors effects a change of recommendation or Harris enters into an agreement with respect to a superior proposal following the termination of the merger agreement. See the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 147 and the section entitled “The Merger Agreement—Termination Fees” beginning on page 149 for a more complete discussion of the circumstances under which the merger agreement could be terminated and when a termination fee may be payable by Harris or L3.

The termination of the merger agreement could negatively impact Harris or L3.

If the merger is not completed for any reason, including as a result of L3 stockholders failing to adopt the merger agreement or Harris stockholders failing to approve the share issuance or adopt the charter amendment, the ongoing businesses of Harris and L3 may be adversely affected and, without realizing any of the benefits of having completed the merger, Harris and L3 would be subject to a number of risks, including the following:

•	each company may experience negative reactions from the financial markets, including negative impacts on its stock price;
•	each company may experience negative reactions from its suppliers, customers, regulators and employees;
•	each company will be required to pay certain investment banking, legal, financing and accounting costs and associated fees and expenses relating to the merger, whether or not the merger is completed;

•	the merger agreement places certain restrictions on the conduct of each company’s business prior to completion of the merger and such restrictions, the waiver of which is subject to the consent of the other company (not to be unreasonably withheld, conditioned or delayed), which may prevent Harris or L3 from making certain acquisitions or taking certain other specified actions during the pendency of the merger (see the section entitled “The Merger Agreement—Conduct of Business Prior to the Effective Time” beginning on page 133 for a description of the restrictive covenants applicable to Harris and L3); and
•	matters relating to the merger (including integration planning) will require substantial commitments of time and resources by Harris management and L3 management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to Harris or L3, as applicable, as an independent company.

The directors and executive officers of Harris and L3 have interests and arrangements that may be different from, or in addition to, those of Harris and L3 stockholders generally.

When considering the recommendations of the boards of directors of Harris or L3, as applicable, with respect to the proposals described in this joint proxy statement/prospectus, stockholders should be aware that the directors and executive officers of each of Harris and L3 may have interests in the merger, which are different from, or in addition to, those of Harris stockholders and L3 stockholders, generally. These interests include the continued employment of certain executive officers of Harris and L3 by the combined company, the continued service of certain independent directors and executive directors of Harris and L3 as directors of the combined company, the treatment in the merger of outstanding equity, equity-based and incentive awards, severance arrangements, other compensation and benefit arrangements and the right to continued indemnification of former Harris and L3 directors and officers by the combined company.

Harris stockholders and L3 stockholders should be aware of these interests when they consider the recommendations of the respective Harris and L3 boards of directors that they vote to approve the Harris share issuance and adopt the charter amendment, in the case of Harris, or that they adopt the merger agreement, in the case of L3. The Harris board of directors was aware of these interests when it approved and declared advisable the merger agreement and the transactions contemplated thereby on the terms and subject to the conditions set forth in the merger agreement and recommended that Harris stockholders approve the share issuance and adopt the charter amendment. The interests of Harris directors and executive officers are described in more detail in the section entitled “Interests of Harris’ Directors and Executive Officers in the Merger” beginning on page 163. Likewise, the L3 board of directors was aware of these interests when it approved and declared advisable the merger agreement, the merger and the transactions contemplated thereby on the terms and subject to the conditions set forth in the merger agreement, determined that the merger agreement, the merger and the transactions contemplated by the merger agreement were fair to, and in the best interests of, L3 and L3 stockholders and recommended that L3 stockholders adopt the merger agreement. The interests of L3 directors and executive officers are described in more detail in the section entitled “Interests of L3’s Directors and Executive Officers in the Merger” beginning on page 171.

Harris or L3 may waive one or more of the closing conditions without re-soliciting stockholder approval.

Harris or L3 may determine to waive, in whole or part, one or more of the conditions of its obligations to consummate the merger. Harris and L3 currently expect to evaluate the materiality of any waiver and its effect on Harris or L3 stockholders, as applicable, in light of the facts and circumstances at the time to determine whether any amendment of this joint proxy statement/prospectus or any re-solicitation of proxies or voting cards is required in light of such waiver. Any determination whether to waive any condition to the merger or as to re-soliciting stockholder approval or amending this joint proxy statement/prospectus as a result of a waiver will be made by Harris or L3, as applicable, at the time of such waiver based on the facts and circumstances as they exist at that time.

The merger agreement contains provisions that could discourage a potential competing acquirer that might be willing to pay more to acquire or merge with either Harris or L3.

The merger agreement contains “no shop” provisions that restrict each of Harris’ and L3’s ability to, among other things (each as described under the section entitled “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page 137):

•	initiate, solicit, propose, knowingly encourage (including by way of furnishing information) or knowingly take any action designed to facilitate any inquiry regarding, or the making of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to, an acquisition proposal (other than discussions solely to clarify whether such proposal or offer constitutes an acquisition proposal);
•	engage in, continue or otherwise participate in any discussions with or negotiations relating to, or otherwise cooperate in any way with, any acquisition proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an acquisition proposal (other than to state that the merger agreement prohibits such discussions or negotiations, or discussions solely to clarify whether such proposal constitutes an acquisition proposal);
•	provide any nonpublic information to any person in connection with any acquisition proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an acquisition proposal; or
•	otherwise knowingly facilitate any effort or attempt to make an acquisition proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an acquisition proposal.

Furthermore, there are only limited exceptions to the requirement under the merger agreement that neither Harris’ board of directors nor L3’s board of directors adversely withhold, withdraw, qualify or modify the Harris recommendation or the L3 recommendation, as applicable (each as defined in the section entitled “The Merger Agreement—Representations and Warranties” beginning on page 130). Although Harris’ board of directors is permitted to effect a change of recommendation, after complying with certain procedures set forth in the merger agreement, in response to a superior proposal if it determines in good faith that a failure to do so would be inconsistent with its fiduciary duties, its doing so would entitle L3 to terminate the merger agreement and collect a termination fee from Harris in the amount of $700,000,000. Although L3’s board of directors is permitted to effect a change of recommendation, after complying with certain procedures set forth in the merger agreement, in response to a superior proposal if it determines in good faith that a failure to do so would be inconsistent with its fiduciary duties, its doing so would entitle Harris to terminate the merger agreement and collect a termination fee from L3 in the amount of $590,000,000. For more information, see the sections titled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 147 and “The Merger Agreement—Termination Fees” beginning on page 149.

These provisions could discourage a potential competing acquirer from considering or proposing an acquisition or merger, even if it were prepared to pay consideration with a higher value than that implied by the exchange ratio in the merger, or might result in a potential competing acquirer proposing to pay a lower per share price than it might otherwise have proposed to pay because of the added expense of the termination fee.

Each of Harris and L3 will incur significant transaction, merger-related and restructuring costs in connection with the merger.

Harris and L3 have incurred and expect to incur a number of non-recurring costs associated with combining the operations of the two companies, as well as transaction fees and other costs related to the merger. These costs and expenses include fees paid to financial, legal and accounting advisors, facilities and systems consolidation costs, severance and other potential employment-related costs, including payments that may be made to certain Harris executives and L3 executives, filing fees, printing expenses and other related charges. Some of these costs are payable by Harris and L3 regardless of whether the merger is completed.

The combined company also will incur restructuring and integration costs in connection with the merger. The costs related to restructuring will be expensed as a cost of the ongoing results of operations of either Harris or L3 or the combined company. Although Harris and L3 expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction, merger-related and restructuring costs over time, any net benefit may not be achieved in the near term or at all. Many of these costs will be borne by Harris and/or L3 even if the merger is not completed. While both Harris and L3 have assumed that a certain level of expenses would be incurred in connection with the merger and the other transactions contemplated by the merger agreement, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses.

Harris stockholders and L3 stockholders will not be entitled to appraisal rights in the merger.

Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to the stockholders in connection with the transaction. Under the DGCL, stockholders do not have appraisal rights if the shares of stock they hold are either listed on a national securities exchange or held of record by more than 2,000 holders. Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the merger agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash in lieu of fractional shares or (d) any combination of the foregoing.

Because the merger is of Merger Sub with and into L3 and holders of Harris common stock will continue to hold their shares following completion of the merger, holders of Harris common stock are not entitled to appraisal rights.

Because shares of Harris common stock are listed on the NYSE, a national securities exchange, and are expected to continue to be so listed, and because L3 stockholders are not required by the terms of the merger agreement to accept for their shares anything other than shares of Harris common stock and cash in lieu of fractional shares, holders of L3 common stock will not be entitled to appraisal rights in the merger. See the section entitled “No Appraisal Rights” beginning on page 201.

Risks Relating to the Combined Company

The failure to successfully combine the businesses of Harris and L3 may adversely affect the combined company’s future results.

The success of the merger will depend, in part, on the ability of the combined company to realize anticipated benefits from combining the businesses of Harris and L3. To realize these anticipated benefits, the businesses of Harris and L3 must be successfully combined. If the combined company is not able to achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

The combined company may not be able to retain customers or suppliers or customers or suppliers may seek to modify contractual obligations with the combined company, which could have an adverse effect on the combined company’s business and operations.

As a result of the merger, the combined company may experience strain in relationships with customers and suppliers that may harm the combined company’s business and results of operations. Certain customers or suppliers may seek to terminate or modify contractual obligations following the merger whether or not contractual rights are triggered as a result of the merger. There can be no guarantee that customers and suppliers will remain with or continue to have a relationship with the combined company or do so on the same or similar contractual terms following the merger. If any of the customers or suppliers seek to terminate or modify contractual obligations or discontinue the relationship with the combined company, then the combined company’s business and results of operations may be harmed. Furthermore, the combined company will not have long-term arrangements with many of its significant suppliers. If the combined company’s suppliers were to seek to terminate or modify an arrangement with the combined company, including as a result of bankruptcy of any such suppliers due to poor economic conditions, then the combined company may be unable to procure necessary supplies from other suppliers in a timely and efficient manner and on acceptable terms, or at all.

The combined company may be exposed to increased litigation, which could have an adverse effect on the combined company’s business and operations.

The combined company may be exposed to increased litigation from stockholders, customers, suppliers, consumers and other third parties due to the combination of Harris’ business and L3’s business following the merger. Such litigation may have an adverse impact on the combined company’s business and results of operations or may cause disruptions to the combined company’s operations.

Combining the businesses of Harris and L3 may be more difficult, costly or time-consuming than expected and the combined company may fail to realize the anticipated benefits of the merger, which may adversely affect the combined company’s business results and negatively affect the value of the common stock of the combined company following the merger.

The success of the merger will depend on, among other things, the ability of Harris and L3 to combine their businesses in a manner that facilitates growth opportunities and realizes cost savings. Harris and L3 have entered into the merger agreement because each believes that the merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of its respective stockholders and that combining the businesses of Harris and L3 will produce benefits and cost savings.

However, Harris and L3 must successfully combine their respective businesses in a manner that permits these benefits to be realized. In addition, the combined company must achieve the anticipated growth and cost savings without adversely affecting current revenues and investments in future growth. If the combined company is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully, or at all, or may take longer to realize than expected.

An inability to realize the full extent of the anticipated benefits of the merger and the other transactions contemplated by the merger agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, level of expenses and operating results of the combined company, which may adversely affect the value of the common stock of the combined company after the completion of the merger.

In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual growth and cost savings, if achieved, may be lower than what Harris and L3 expect and may take longer to achieve than anticipated. If Harris and L3 are not able to adequately address integration challenges, they may be unable to successfully integrate their operations or realize the anticipated benefits of the integration of the two companies.

The failure to integrate successfully the businesses and operations of Harris and L3 in the expected time frame may adversely affect the combined company’s future results.

Harris and L3 have operated and, until the completion of the merger, will continue to operate independently. There can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key Harris employees or key L3 employees, the loss of customers, the disruption of either company’s or both companies’ ongoing businesses, inconsistencies in standards, controls, procedures and policies, unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, the following issues, among others, must be addressed in integrating the operations of Harris and L3 in order to realize the anticipated benefits of the merger so the combined company performs as expected:

•	combining the companies’ operations and corporate functions;
•	combining the businesses of Harris and L3 and meeting the capital requirements of the combined company, in a manner that permits the combined company to achieve the cost savings or revenue synergies anticipated to result from the merger, the failure of which would result in the anticipated benefits of the merger not being realized in the time frame currently anticipated or at all;
•	integrating personnel from the two companies;
•	integrating the companies’ technologies;
•	integrating and unifying the offerings and services available to customers;
•	identifying and eliminating redundant and underperforming functions and assets;
•	harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;

•	maintaining existing agreements with customers, distributors, providers and vendors and avoiding delays in entering into new agreements with prospective customers, distributors, providers and vendors;
•	addressing possible differences in business backgrounds, corporate cultures and management philosophies;
•	consolidating the companies’ administrative and information technology infrastructure;
•	coordinating distribution and marketing efforts;
•	managing the movement of certain positions to different locations;
•	coordinating geographically dispersed organizations; and
•	effecting actions that may be required in connection with obtaining regulatory approvals.

In addition, at times the attention of certain members of either company’s or both companies’ management and resources may be focused on completion of the merger and the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt each company’s ongoing business and the business of the combined company.

Furthermore, the board of directors and executive leadership of the combined company will consist of former directors and executive officers from each of Harris and L3. Combining the boards of directors and management teams of each company into a single board and a single management team could require the reconciliation of differing priorities and philosophies.

The Harris and L3 unaudited prospective financial information is inherently subject to uncertainties, the unaudited pro forma financial data included in this document is preliminary and the combined company’s actual financial position and results of operations after the merger may differ materially from these estimates and the unaudited pro forma financial data included in this joint proxy statement/prospectus. Specifically, the unaudited pro forma combined financial data does not reflect the effect of any divestitures that may be required in connection with the merger.

The unaudited pro forma combined financial statements and unaudited pro forma per share data included in this joint proxy statement/prospectus are presented for illustrative purposes only, contain a variety of adjustments, assumptions and preliminary estimates and are not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the merger been completed on the dates indicated. The combined company’s actual results and financial position after the merger may differ materially and adversely from the unaudited pro forma financial data included in this joint proxy statement/prospectus. Specifically, the unaudited pro forma combined financial information does not reflect the effect of any divestitures that may be required in connection with the merger. For more information, see the sections entitled “Comparative Historical and Unaudited Pro Forma Per Share Data” beginning on page 38 and “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 151.

While presented with numeric specificity, the Harris and L3 unaudited prospective financial information provided in this joint proxy statement/prospectus is based on numerous variables and assumptions (including, but not limited to, those related to industry performance and competition and general business, defense industry, economic, market and financial conditions and additional matters specific to Harris’ or L3’s business, as applicable) that are inherently subjective and uncertain and are beyond the control of the respective management teams of Harris and L3. As a result, actual results may differ materially from the unaudited prospective financial information. Important factors that may affect actual results and cause these unaudited projected financial forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to Harris’ or L3’s business, as applicable (including each company’s ability to achieve strategic goals, objectives and targets over applicable periods), defense industry performance, general business and economic conditions. For more information see the sections entitled “The Merger—Harris Unaudited Financial Projections” beginning on page 114, “The Merger—L3 Unaudited Financial Projections” beginning on page 116 and “The Merger—Certain Estimated Synergies” beginning on page 118.

Harris and L3 will incur significant transaction and merger-related costs in connection with the merger.

Harris and L3 have incurred and expect to incur a number of non-recurring costs associated with the merger. These costs and expenses include fees paid to financial, legal and accounting advisors, facilities and systems consolidation costs, severance and other potential employment-related costs, including payments that may be made to certain Harris executives and certain L3 executives, filing fees, printing expenses and other related charges. Some of these costs are payable by Harris and L3 regardless of whether the merger is completed. There are also a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the merger and the integration of the two companies’ businesses. While both Harris and L3 have assumed that a certain level of expenses would be incurred in connection with the merger and the other transactions contemplated by the merger agreement, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses.

There may also be additional unanticipated significant costs in connection with the merger that the combined company may not recoup. These costs and expenses could reduce the realization of efficiencies, strategic benefits and additional income Harris and L3 expect to achieve from the merger. Although Harris and L3 expect that these benefits will offset the transaction expenses and implementation costs over time, this net benefit may not be achieved in the near term or at all.

The revenue of the combined company will depend on Harris’ and L3’s ability to maintain certain levels of government business. The loss of contracts with U.S. and non-U.S. government agencies could adversely affect the combined company’s revenue.

Both Harris and L3 derive the substantial majority of their revenues from contracts or subcontracts with various U.S. government agencies, including the U.S. Department of Defense. A significant reduction in the purchase of Harris’ or L3’s products or services by these agencies could have a material adverse effect on the businesses of the combined company following the merger. For the fiscal years ended June 29, 2018, June 30, 2017 and July 1, 2016, approximately 75%, 74% and 77%, respectively, of Harris’ revenues were derived directly or indirectly from contracts with the U.S. government and its agencies. Additionally, for the fiscal years ended December 31, 2017, 2016 and 2015, approximately 70%, 69% and 70%, respectively, of L3’s total sales were derived directly or indirectly from contracts with the U.S. government and its agencies. Therefore, the development of the combined company’s business in the future will depend upon the continued willingness of the U.S. government and its prime contractors to commit substantial resources to government programs and, in particular, upon the continued purchase of the combined company’s products or services and other products or services which incorporate the combined company’s products or services, by the U.S. government. In particular, the current funding demands on the U.S. government may lead to lower levels of government defense spending.

The risk that governmental purchases of the combined company’s products or services may decline stems from the nature of the combined company’s business with the U.S. government, in which the U.S. government may:

•	terminate contracts at its convenience;
•	terminate, reduce or modify contracts or subcontracts if its requirements or budgetary constraints change;
•	cancel multi-year contracts and related orders if funds become unavailable;
•	shift its spending priorities;
•	adjust contract costs and fees on the basis of audits done by its agencies; and
•	inquire about and investigate business practices and audit compliance with applicable rules and regulations.

In addition, Harris and L3 are subject to the following risks in connection with government contracts:

•	the frequent need to bid on programs prior to completing the necessary design, which may result in unforeseen technological difficulties and/or cost overruns;
•	the difficulty in forecasting long-term costs and schedules and the potential obsolescence of products related to long-term fixed-price contracts;
•	the risk of fluctuations or a decline in government expenditures due to any changes in the U.S. defense budget or appropriation of funds;
•	when Harris or L3 acts as a subcontractor, the failure or inability of the primary contractor to perform its prime contract may result in an inability to obtain payment of fees and contract costs;

•	restriction or potential prohibition on the export of products based on licensing requirements; and
•	government contract wins can be contested by other contractors.

Third parties may terminate or alter existing contracts or relationships with Harris or L3.

L3 has contracts with customers, suppliers, vendors, landlords, licensors and other business partners which may require L3 to obtain consent from these other parties in connection with the merger. If these consents cannot be obtained, the combined company may suffer a loss of potential future revenue and may lose rights that are material to its business and the business of the combined company. In addition, third parties with whom Harris or L3 currently have relationships may terminate or otherwise reduce the scope of their relationship with either party in anticipation of the merger. Any such disruptions could limit the combined company’s ability to achieve the anticipated benefits of the merger. The adverse effect of such disruptions could also be exacerbated by a delay in the completion of the merger or the termination of the merger agreement.

The combined company may be unable to retain Harris and L3 personnel successfully after the merger is completed.

The success of the merger will depend in part on the combined company’s ability to retain the talents and dedication of the professionals currently employed by Harris and L3. It is possible that these employees may decide not to remain with Harris or L3, as applicable, while the merger is pending or with the combined company after the merger is consummated. If key employees terminate their employment, or if an insufficient number of employees are retained to maintain effective operations, the combined company’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating Harris and L3 to hiring suitable replacements, all of which may cause the combined company’s business to suffer. In addition, Harris and L3 may not be able to locate suitable replacements for any key employees that leave either company or offer employment to potential replacements on reasonable terms.

The combined company’s debt may limit its financial flexibility.

Harris and L3 continue to review the treatment of their existing indebtedness and Harris and L3 may seek to repay, refinance, repurchase, redeem, exchange or otherwise terminate their existing indebtedness prior to, in connection with or following the completion of the merger. If either Harris or L3 seeks to refinance its existing indebtedness, there can be no guarantee that it would be able to execute the refinancing on favorable terms or at all.

Any increase in Harris’ or L3’s indebtedness could have adverse effects on such company’s financial condition and results of operations, including:

•	increasing its vulnerability to changing economic, regulatory and industry conditions;
•	limiting its ability to compete and its flexibility in planning for, or reacting to, changes in its business and the industry;
•	limiting its ability to pay dividends to its stockholders;
•	limiting its ability to borrow additional funds; and
•	requiring it to dedicate a substantial portion of its cash flow from operations to payments on its debt, thereby reducing funds available for working capital, capital expenditures, acquisitions, share repurchases, dividends and other purposes.

The companies’ ability to arrange any additional financing for the purposes described above or otherwise will depend on, among other factors, the companies’ respective financial positions and performance, as well as prevailing market conditions and other factors beyond their control. The level and quality of the combined company’s earnings, operations, business and management, among other things, will impact the determination of the combined company’s credit ratings. A decrease in the ratings assigned to the combined company by the ratings agencies may negatively impact the combined company’s access to the debt capital markets and increase the combined company’s cost of borrowing. There can be no assurance that the combined company will be able to obtain financing on acceptable terms or at all. In addition, there can be no assurance that the combined company will be able to maintain the current credit worthiness or prospective credit ratings of Harris or L3, and any actual or anticipated changes or downgrades in such credit ratings may have a negative impact on the liquidity, capital position or access to capital markets of the combined company.

Declaration, payment and amounts of dividends, if any, distributed to stockholders of the combined company will be uncertain.

Whether any dividends are declared or paid to stockholders of the combined company following the merger, and the amounts of any dividends that are declared or paid, are uncertain and depend on a number of factors. If dividends are paid to stockholders of the combined company, they may not be of the same amount as paid by Harris or L3 to their respective stockholders prior to the merger. The board of directors of the combined company will have the discretion to determine the dividend policy of the combined company, which may be impacted by any of the following factors:

•	the combined company may not have enough cash to pay such dividends or to repurchase shares due to its cash requirements, capital spending plans, cash flow or financial position;
•	decisions on whether, when and in which amounts to make any future distributions will remain at all times entirely at the discretion of the combined company’s board, which could change its dividend practices at any time and for any reason;
•	the combined company’s desire to maintain or improve the credit ratings on its debt;
•	the amount of dividends that the combined company may distribute to its stockholders is subject to restrictions under Delaware law and is limited by restricted payment and leverage covenants in the combined company’s credit facilities and, potentially, the terms of any future indebtedness that the combined company may incur; and
•	certain limitations on the amount of dividends subsidiaries of the combined company can distribute to the combined company, as imposed by state law, regulators or agreements.

Stockholders should be aware that they have no contractual or other legal right to dividends that have not been declared.

Risks Relating to Harris’ Business

Harris’ business will continue to be subject to the risks described in the sections entitled “Risk Factors” in Harris’ Annual Report on Form 10-K for the fiscal year ended June 29, 2018, Harris’ Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2018 and in other documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 211 for the location of information incorporated by reference into this joint proxy statement/prospectus.

Risks Relating to L3’s Business

L3’s business will continue to be subject to the risks described in the sections entitled “Risk Factors” in L3’s Annual Report on Form 10-K for the year ended December 31, 2017, L3’s Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2018 and in other documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 211 for the location of information incorporated by reference into this joint proxy statement/prospectus.

THE PARTIES TO THE MERGER

Harris Corporation

1025 West NASA Boulevard
Melbourne, Florida 32919
(321) 727-9100

Harris is a leading technology innovator, solving customers’ toughest mission-critical challenges by providing solutions that connect, inform and protect. Harris operates in three segments: (a) communication systems; (b) electronic systems and (c) space and intelligence systems. Harris supports government and commercial customers in more than 100 countries, with its largest customers being various departments and agencies of the U.S. government and their prime contractors. Harris’ products, systems and services have defense and civil government applications, as well as commercial applications.

Harris common stock is listed on the NYSE under the ticker symbol “HRS.”

For more information about Harris, please visit Harris’ Internet website at http://www.harris.com. Harris’ Internet website address is provided as an inactive textual reference only. The information contained on Harris’ Internet website or accessible through it (other than the documents incorporated by reference herein) does not constitute a part of this joint proxy statement/prospectus or any other report or document on file with or furnished to the SEC. Additional information about Harris is included in the documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 211.

L3 Technologies, Inc.

600 Third Avenue
New York, New York 10016
(212) 697-1111

L3 is a prime contractor in intelligence, surveillance and reconnaissance systems, aircraft sustainment (including modifications and fleet management of special mission aircraft), simulation and training, night vision and image intensification equipment, and security and detection systems. L3 is also a leading provider of a broad range of communication, electronic and sensor systems used on military, homeland security and commercial platforms. L3 employs approximately 31,000 employees and its customers include the U.S. Department of Defense and its prime contractors, U.S. government intelligence agencies, the U.S. Department of Homeland Security, foreign governments, and domestic and foreign commercial customers. L3 operates primarily in three segments: (a) intelligence, surveillance and reconnaissance systems; (b) communication and networked systems; and (c) electronic systems.

L3 common stock is listed on the NYSE under the ticker symbol “LLL.”

For more information about L3, please visit L3’s Internet website at http://www.L3T.com. L3’s Internet website address is provided as an inactive textual reference only. The information contained on L3’s Internet website or accessible through it (other than the documents incorporated by reference herein) do not constitute a part of this joint proxy statement/prospectus or any other report or document on file with or furnished to the SEC. Additional information about L3 is included in the documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 211.

Leopard Merger Sub Inc.

c/o Harris Corporation
1025 West NASA Boulevard
Melbourne, Florida 32919
(321) 727-9100

Merger Sub was formed solely for the purpose of facilitating the merger. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the merger and the other transactions contemplated by the merger agreement. By operation of the merger, Merger Sub will be merged with and into L3, with L3 surviving the merger as a wholly-owned subsidiary of Harris.

THE HARRIS STOCKHOLDER MEETING

This joint proxy statement/prospectus is being mailed on or about [•], to holders of record of Harris common stock as of the close of business on [•], and constitutes notice of the Harris stockholder meeting in conformity with the requirements of the DGCL.

This joint proxy statement/prospectus is being provided to Harris stockholders as part of a solicitation of proxies by the Harris board of directors and the solicitation of voting instructions by the trustee of the Harris Retirement Plan, in each case for use at the Harris stockholder meeting and at any adjournments or postponements of the Harris stockholder meeting. Harris stockholders are encouraged to read the entire document carefully, including the annexes to and documents incorporated by reference into this document, for more detailed information regarding the merger agreement and the transactions contemplated by the merger agreement.

Date, Time and Place of the Harris Stockholder Meeting

The Harris stockholder meeting is scheduled to be held at the Harris Global Innovation Center located at 1025 West NASA Boulevard, Melbourne, Florida 32919, on [•], 2019, beginning at [•], Eastern time, unless postponed to a later date.

Matters to be Considered at the Harris Stockholder Meeting

The purposes of the Harris stockholder meeting are as follows, each as further described in this joint proxy statement/prospectus:

•	Harris Proposal 1—Approval of the Issuance of Shares of Harris Common Stock to L3 Stockholders pursuant to the Merger Agreement. To consider and vote on the Harris share issuance proposal;
•	Harris Proposal 2—Adoption of Certain Amendments to Harris’ Certificate of Incorporation. To consider and vote on the Harris charter amendment proposal;
•	Harris Proposal 3—Approval, on an Advisory (Non-Binding) Basis, of Certain Compensatory Arrangements with Harris Named Executive Officers. To consider and vote on the Harris compensation proposal; and
•	Harris Proposal 4—Adjournments of the Harris Stockholder Meeting. To consider and vote on the Harris adjournment proposal.

Recommendation of the Harris Board of Directors

The Harris board of directors unanimously recommends that Harris stockholders vote:

•	Harris Proposal 1: “FOR” the Harris share issuance proposal;
•	Harris Proposal 2: “FOR” the Harris charter amendment proposal;
•	Harris Proposal 3: “FOR” the Harris compensation proposal; and
•	Harris Proposal 4: “FOR” the Harris adjournment proposal.

After careful consideration, the Harris board of directors, unanimously (a) determined that the merger agreement and the transactions contemplated thereby are fair to, and in the best interests of, Harris and its stockholders, (b) directed that the share issuance be submitted to Harris stockholders for their approval, and the charter amendment be submitted to Harris stockholders for their adoption and (c) recommended that Harris stockholders vote in favor of the approval of the share issuance, and in favor of the adoption of the charter amendment.

See also the section entitled “The Merger—Recommendation of the Harris Board of Directors; Harris’ Reasons for the Merger” beginning on page 92.

Record Date for the Harris Stockholder Meeting and Voting Rights

The record date to determine who is entitled to receive notice of and to vote at the Harris stockholder meeting or any adjournments or postponements thereof is [•]. As of the close of business on the record date, there were [•] shares of Harris common stock issued and outstanding, each entitled to vote at the Harris stockholder meeting. Stockholders will have one vote for any matter properly brought before the Harris stockholder meeting for each share of Harris common stock they owned at the close of business on the record date. Only Harris stockholders of record at the close of business on the record date are entitled to receive notice of and to vote at the Harris stockholder meeting and any and all adjournments or postponements thereof.

Quorum; Abstentions and Broker Non-Votes

A quorum of stockholders is necessary to conduct the Harris stockholder meeting. The holders of a majority of the shares of Harris common stock entitled to vote at the meeting must be represented at the Harris stockholder meeting in person or by proxy in order to constitute a quorum. Abstentions will be counted for purposes of determining whether a quorum exists, but broker non-votes will not be counted as represented at the stockholder meeting for purposes of determining whether a quorum exists. If a quorum is not present, the Harris stockholder meeting will be postponed until the holders of the number of shares of Harris common stock required to constitute a quorum attend.

Under NYSE rules, banks, brokers or other nominees who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers or other nominees are not allowed to exercise their voting discretion with respect to the approval of matters that the NYSE determines to be “non-routine”. Generally, a broker non-vote occurs on an item when (a) a bank, broker or other nominee has discretionary authority to vote on one or more “routine” proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other “non-routine” proposals without instructions from the beneficial owner of the shares and (b) the beneficial owner fails to provide the bank, broker or other nominee with such instructions. Under the NYSE rules, “non-routine” matters include the Harris share issuance proposal (Harris Proposal 1), the Harris charter amendment proposal (Harris Proposal 2), the Harris compensation proposal (Harris Proposal 3) and the Harris adjournment proposal (Harris Proposal 4). Because none of the proposals to be voted on at the Harris stockholder meeting are “routine” matters for which brokers may have discretionary authority to vote, Harris does not expect any broker non-votes at the Harris stockholder meeting. As a result, if you hold your shares of Harris common stock in “street name,” your shares will not be represented and will not be voted on any matter unless you affirmatively instruct your bank, broker or other nominee how to vote your shares in one of the ways indicated by your bank, broker or other nominee. It is therefore critical that you cast your vote by instructing your bank, broker or other nominee on how to vote.

If you submit a properly executed proxy card, even if you abstain from voting or vote against the approval of the share issuance or the adoption of the charter amendment, your shares of Harris common stock will be counted for purposes of calculating whether a quorum is present at the Harris stockholder meeting. Executed but unvoted proxies will be voted in accordance with the recommendations of the Harris board of directors. If additional votes must be solicited to approve the share issuance or adopt the charter amendment, it is expected that the meeting will be adjourned to solicit additional proxies.

Required Votes; Vote of Harris’ Directors and Executive Officers

Except for the Harris adjournment proposal, the vote required to approve all of the proposals listed herein assumes the presence of a quorum.

Proposal		Votes Necessary
Harris Proposal 1	Harris Share Issuance Proposal	Approval requires the affirmative vote of a majority of votes cast on the proposal.

An abstention will have the same effect as a vote “AGAINST” the Harris share issuance proposal, while a broker non-vote or other failure to vote will have no effect on the outcome of this proposal.

Harris Proposal 2	Harris Charter Amendment Proposal
Approval requires the affirmative vote of a majority of the outstanding shares of Harris common stock entitled to vote on such proposal.A failure to vote, a broker non-vote or an abstention will have the same effect as a vote “AGAINST” the Harris charter amendment proposal.

Proposal		Votes Necessary
Harris Proposal 3	Harris Compensation Proposal	Approval requires the affirmative vote of the majority of shares present in person or represented by proxy at the Harris stockholder meeting entitled to vote on the subject matter.

An abstention will have the same effect as a vote “AGAINST” the Harris compensation proposal, while a broker non-vote or other failure to vote will have no effect on the outcome of this proposal.

Harris Proposal 4	Harris Adjournment Proposal	Approval requires the affirmative vote of the holders of a majority of shares present at the Harris stockholder meeting.

An abstention will have the same effect as a vote “AGAINST” the Harris adjournment proposal, while a broker non-vote or other failure to vote will have no effect on the outcome of this proposal.

As of the record date, Harris directors and executive officers, and their affiliates, as a group, owned and were entitled to vote [•] shares of Harris common stock, or approximately [•]% of the total outstanding shares of Harris common stock. Although none of them has entered into any agreement obligating them to do so, Harris currently expects that all of its directors and executive officers will vote their shares “FOR” the Harris share issuance proposal, “FOR” the Harris charter amendment proposal, “FOR” the Harris compensation proposal and “FOR” the Harris adjournment proposal. See also the section entitled “Interests of Harris’ Directors and Executive Officers in the Merger” beginning on page 163 and the arrangements described in Harris’ Definitive Proxy Statement on Schedule 14A for Harris’ annual meeting filed with the SEC on September 6, 2018, which is incorporated into this joint proxy statement/prospectus by reference.

Methods of Voting

•	By Internet: Through the Internet by logging onto the website indicated on the enclosed proxy card and following the prompts using the control number located on the proxy card.
•	By Telephone: By calling (from the United States, Puerto Rico and Canada) using the toll-free telephone number listed on the enclosed proxy card.
•	By Mail: By completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.
•	In Person: Shares held directly in your name as stockholder of record may be voted in person at the Harris stockholder meeting. If you choose to vote your shares in person at the Harris stockholder meeting, please bring your enclosed proxy card and proof of identification. Even if you plan to attend the Harris stockholder meeting, Harris recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the Harris stockholder meeting. Shares held in “street name” may be voted in person by you only if you obtain a signed legal proxy from your bank, broker or other nominee giving you the right to vote the shares. If you hold you shares through the Harris Retirement Plan, you may attend, but not vote in person at, the Harris stockholder meeting.

If you are a stockholder of record, proxies submitted over the Internet, by telephone or by mail as described above must be received by 11:59 p.m., Eastern time, on [•], 2019.

If you hold your shares in “street name” or through the Harris Retirement Plan or in a Harris DRIP account, proxies submitted over the Internet, telephone or by mail as described above must be received by 11:59 p.m., Eastern time, on [•], 2019.

Notwithstanding the above, if your shares are held in “street name” by a bank, broker or other nominee, you should follow the instructions you receive from your bank, broker or other nominee on how to vote your shares. Registered stockholders who attend the Harris stockholder meeting may vote their shares personally even if they previously have voted their shares.

Voting of Shares Held through the Harris Retirement Plan or Harris DRIP

If you are a participant in the Harris Retirement Plan and you own shares of Harris common stock through the Harris Retirement Plan, your voting instruction covers the shares of Harris common stock you own through the Harris Retirement Plan. You may provide voting instructions for those shares to the trustee of the Harris Retirement Plan over the Internet, by telephone or by mail using the details provided on the proxy card or the paper voting instruction form (if you received a paper copy of the proxy materials). If you do not timely provide voting instructions for those shares, then as directed by the terms of the Harris Retirement Plan, those shares will be voted by the trustee in the same proportion as the shares for which other participants in the Harris Retirement Plan have timely provided voting instructions, except as otherwise required by the Employee Retirement Income Security Act of 1974, as amended.

If you are a participant in the Harris DRIP, your voting instruction covers the shares of Harris common stock held in your Harris DRIP account. Computershare, as the Harris DRIP administrator, is the stockholder of record of Harris common stock owned through the Harris DRIP and will not vote these shares unless you provide it with voting instructions, which you may do over the Internet, by telephone or by mail using the details provided on the proxy card or the paper voting instruction form (if you received a paper copy of the proxy materials).

Revocability of Proxies

Any stockholder giving a proxy has the right to revoke it before the proxy is voted at the Harris stockholder meeting by any of the following actions:

•	by sending a signed written notice that you revoke your proxy to Harris’ corporate secretary, bearing a later date than your original proxy and mailing it so that it is received prior to the Harris stockholder meeting;
•	by subsequently submitting a new proxy (including by submitting a proxy via the Internet or telephone) at a later date than your original proxy so that the new proxy is received by the deadline specified on the accompanying proxy card; or
•	by voting in person at the Harris stockholder meeting.

Execution or revocation of a proxy will not in any way affect the stockholder’s right to attend the stockholder meeting and vote in person.

Written notices of revocation and other communications with respect to the revocation of proxies should be addressed to:

Harris Corporation
Attn: Corporate Secretary
1025 West NASA Boulevard
Melbourne, Florida 32919

If your shares are held in “street name” and you previously provided voting instructions to your broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee to revoke or change your voting instructions.

Unless revoked, all proxies representing shares entitled to vote that are delivered pursuant to this solicitation will be voted at the Harris stockholder meeting and, where a choice has been specified on the proxy card, will be voted in accordance with such specification. If a Harris stockholder makes no specification on his, her or its proxy card as to how such Harris stockholder should want his, her or its shares of Harris common stock voted, such proxy will be voted as recommended by the Harris board of directors as stated in this joint proxy statement/prospectus, specifically “FOR” the Harris share issuance proposal, “FOR” the Harris charter amendment proposal, “FOR” the Harris compensation proposal and “FOR” the Harris adjournment proposal.

Proxy Solicitation Costs

Harris is soliciting proxies to provide an opportunity to all Harris stockholders to vote on agenda items, whether or not the stockholders are able to attend the Harris stockholder meeting or an adjournment or postponement thereof. Harris will bear the entire cost of soliciting proxies from its stockholders, except that L3 and Harris have agreed to each pay one half of the costs and expenses of filing, printing and mailing this joint proxy statement/prospectus and all filing and other similar fees payable to the SEC in connection with this joint proxy statement/prospectus. In addition to the solicitation of proxies by mail, Harris will ask banks, brokers and other custodians, nominees and fiduciaries to forward the proxy solicitation materials to the beneficial owners of shares of Harris common stock held of record by such nominee holders. Harris may be required to reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners.

Harris has retained Georgeson to assist in the solicitation process. Harris will pay Georgeson a fee of approximately $15,000 plus costs and expenses. Harris also has agreed to indemnify Georgeson against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions). In addition to solicitation by mail, Harris’ directors, officers and other employees may solicit proxies in person, by telephone, electronically, by mail or other means. These persons will not be specifically compensated for doing this.

Attending the Harris Stockholder Meeting

You are entitled to attend the Harris stockholder meeting only if you are a stockholder of record of Harris at the close of business on [•] (the record date for the Harris stockholder meeting) or you hold your shares of Harris beneficially in the name of a broker, bank or other nominee as of the record date, or you hold a valid proxy for the Harris stockholder meeting.

If you are a stockholder of record of Harris at the close of business on [•] and wish to attend the Harris stockholder meeting, please so indicate on the appropriate proxy card or as prompted by the Internet or telephone voting system. Your name will be verified against the list of stockholders of record prior to your being admitted to the Harris stockholder meeting.

If a broker, bank or other nominee is the record owner of your shares of Harris common stock, you will need to have proof that you are the beneficial owner as of the record date to be admitted to the Harris stockholder meeting. A recent statement or letter from your broker, bank or other nominee confirming your ownership as of the record date, or presentation of a valid proxy from a broker, bank or other nominee that is the record owner of your shares, would be acceptable proof of your beneficial ownership.

You should be prepared to present photo identification for admittance. If you do not provide photo identification or comply with the other procedures outlined above upon request, you might not be admitted to the Harris stockholder meeting.

Householding

Some banks, brokers and other nominees may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this joint proxy statement/prospectus may have been sent to multiple stockholders in your household. You can request prompt delivery of a copy of this joint proxy statement/prospectus by writing to: Corporate Secretary, Harris Corporation, 1025 West NASA Boulevard, Melbourne, Florida 32919 or by calling (321) 727-9100.

Tabulation of Votes; Results of the Harris Stockholder Meeting

Representatives of Broadridge Financial Solutions Inc., referred to as Broadridge, will tabulate the votes and will act as independent inspector of election at the Harris stockholder meeting.

The preliminary voting results will be announced at the Harris stockholder meeting. In addition, within four business days following the Harris stockholder meeting, Harris intends to file the final voting results with the SEC on a Current Report on Form 8-K. If the final voting results have not been certified within that four-business-day period, Harris will report the preliminary voting results on a Current Report on Form 8-K at that time and will file an amendment to the Current Report on Form 8-K to report the final voting results within four days of the date that the final results are certified.

Adjournments

If a quorum is present at the Harris stockholder meeting but there are not sufficient votes at the time of the Harris stockholder meeting to approve the Harris share issuance proposal and the Harris charter amendment proposal, then Harris stockholders may be asked to vote on the Harris adjournment proposal.

At any subsequent reconvening of the Harris stockholder meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting and all proxies will be voted in the same manner as they would have been voted at the original convening of the Harris stockholder meeting, except for any proxies that have been effectively revoked or withdrawn prior to the time the proxy is voted at the reconvened meeting.

Assistance

If you need assistance voting or in completing your proxy card or have questions regarding the Harris stockholder meeting, please contact Georgeson, the proxy solicitation agent for Harris:

Georgeson LLC
1290 Avenue of the Americas, 9th Floor
New York, New York 10104
Stockholders, banks and brokers call: (866) 297-1410

HARRIS STOCKHOLDERS SHOULD CAREFULLY READ THIS JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE MERGER AGREEMENT AND THE MERGER. IN PARTICULAR, HARRIS STOCKHOLDERS ARE DIRECTED TO THE MERGER AGREEMENT, WHICH IS ATTACHED AS ANNEX A HERETO.

HARRIS PROPOSAL 1: APPROVAL OF SHARE ISSUANCE

This joint proxy statement/prospectus is being furnished to you as a stockholder of Harris as part of the solicitation of proxies by the Harris board of directors for use at the Harris stockholder meeting to consider and vote upon a proposal to approve the issuance of shares of Harris common stock to L3 stockholders pursuant to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus.

Under NYSE rules, stockholder approval is required prior to the issuance of shares of common stock in any transaction or series of related transactions if the number of shares of common stock to be issued is equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the shares of common stock pursuant to the transaction. It is currently expected that the issuance of shares of Harris common stock to L3 stockholders pursuant to the merger agreement will result in the issuance of a number of shares of common stock equal to approximately [•]% of the number of shares of Harris common stock outstanding prior to the share issuance.

Approval of the share issuance is a condition to the completion of the merger. Additionally, the completion of the merger is conditioned on the approval of the adoption of the charter amendment set forth in Harris Proposal 2. Notwithstanding the outcome of the vote on this proposal, the Harris board of directors will not issue shares of Harris common stock to L3 stockholders pursuant to the merger agreement if the Harris charter amendment proposal is not approved by Harris stockholders.

The Harris board of directors unanimously recommends that Harris stockholders approve the following resolution:

“RESOLVED, that the stockholders of Harris Corporation approve the issuance of shares of common stock of Harris Corporation to stockholders of L3 Technologies, Inc., pursuant to the terms of the Agreement and Plan of Merger, dated as of October 12, 2018, between Harris Corporation, L3 Technologies, Inc. and Leopard Merger Sub Inc., in an amount necessary to complete the transactions contemplated thereby.”

Approval of the Harris share issuance proposal requires the affirmative vote of a majority of votes cast on the proposal. A stockholder’s abstention from voting will have the same effect as a vote “AGAINST” the Harris share issuance proposal, while a broker non-vote or other failure to vote will have no effect on the proposal.

IF YOU ARE A HARRIS STOCKHOLDER, THE HARRIS BOARD OF DIRECTORS UNANIMOUSLY
RECOMMENDS THAT YOU VOTE “FOR” THE HARRIS SHARE ISSUANCE PROPOSAL
(HARRIS PROPOSAL 1)

HARRIS PROPOSAL 2: ADOPTION OF CHARTER AMENDMENT

The Harris board of directors has approved and declared advisable, pursuant to the merger agreement, the adoption of the charter amendment. The charter amendment in its entirety is attached as Annex B to this joint proxy statement/prospectus. Harris stockholders should read the charter amendment in its entirety.

The key amendments included in the charter amendment are as follows:

•	the name of the corporation will be changed to “L3 Harris Technologies, Inc.”;
•	with respect to the board of directors:
•	at the effective time, the board of directors of the combined company will consist of 12 directors, including (a) five Harris designees, (b) five L3 designees, (c) the Harris CEO and (d) the L3 CEO, with the Harris designees and the Harris CEO together being referred to as the former Harris directors, and the L3 designees and the L3 CEO together being referred to as the former L3 directors;
•	from the closing until the third anniversary of the closing, any action to change the number of directors or fill any vacancy requires approval of at least 75% of the then-serving directors;
•	from the closing until the third anniversary of the closing, the Harris CEO will serve as the executive chairman of the board of directors of the combined company and the L3 CEO will serve as the vice chairman of the board of directors of the combined company, with the removal of either of the foregoing individuals during such time requiring the approval of at least 75% of the then-serving independent directors; and
•	as of the effective time, one of the L3 designees, as designated by L3 prior to the effective time, will serve as the lead independent director of the board of directors of the combined company, with the removal of such individual prior to the third anniversary of the closing requiring the approval of at least 75% of the then-serving independent directors excluding the lead independent director;
•	with respect to the committees of the board of directors of the combined company:
•	as of the effective time, the board of directors of the combined company will consist of four standing committees: the audit committee, the compensation committee, the nominating and governance committee and the finance committee;
•	as of the effective time, each such committee will have an equal number of former Harris directors and former L3 directors, with at least four total members, and the members of each committee will be designated and approved by at least 75% of the then-serving directors until the third anniversary of the closing;
•	as of the effective time, the chairperson of each of the audit committee and the nominating and governance committee will be a former L3 director, and the chairperson of each of the finance committee and the compensation committee will be a former Harris director; and
•	from the closing until the third anniversary of the closing, the chairpersons of each such committee will be designated and approved by at least 75% of the then-serving directors;
•	with respect to certain executive officers:
•	as of the effective time of the merger and until the second anniversary of the closing, unless at least 75% of the then-serving independent directors adopt a resolution to the contrary, the Harris CEO will serve as the chief executive officer of the combined company;
•	on and after the second anniversary of the closing until his resignation, removal or other permanent cessation of service, the L3 CEO will serve as the chief executive officer of the combined company, unless prior to the third anniversary of the closing, at least 75%, and after the third anniversary of the closing, a majority, of the then-serving independent directors adopt a resolution to the contrary; and

•	as of the effective time of the merger and until the second anniversary of the closing, unless at least 75% of the then-serving independent directors adopt a resolution to the contrary, the L3 CEO will serve as the president and chief operating officer of the combined company;
•	from the closing until the third anniversary of the closing, the Harris CEO and L3 CEO will establish and co-chair an integration steering committee composed of executives and other employees to be mutually selected by the Harris CEO and L3 CEO;
•	as of the effective time, the headquarters of the combined company will be located in Melbourne, Florida;
•	from the closing until the third anniversary of the closing, certain provisions of this charter amendment, including the provisions regarding the board of directors, the committees of the board of directors and certain executive officers may not be modified, amended or repealed without the approval of at least 75% of the then-serving directors (or, where specified above, independent directors); and
•	the terms of the existing provisions of the certificate of incorporation regarding the powers of the board of directors, Harris’ ability to amend its certificate of incorporation, and the composition of the board of directors will each be qualified by the conditions listed above.

In addition to the key provisions discussed above, in an attempt to streamline the L3 Harris charter, the charter amendment also removed language to reflect the single-class structure of the L3 Harris board of directors and to reflect the advance notice provision of the L3 Harris bylaws.

In order to complete the merger, Harris stockholders must approve this proposal to adopt the charter amendment in addition to the share issuance described in Harris Proposal 1. If this proposal to adopt the charter amendment is approved but the share issuance described in Harris Proposal 1 is not approved, the Harris board of directors will abandon the charter amendment without further action by Harris stockholders.

The Harris board of directors unanimously recommends that Harris stockholders adopt the amendments to the certain provisions of the certificate of incorporation described here and set forth in full as Annex B.

Approval of the Harris charter amendment proposal requires the affirmative vote of a majority of the outstanding shares of Harris common stock entitled to vote on the proposal. A failure to vote, a broker non-vote or an abstention will have the same effect as a vote “AGAINST” the Harris charter amendment proposal.

IF YOU ARE A HARRIS STOCKHOLDER, THE HARRIS BOARD OF DIRECTORS UNANIMOUSLY
RECOMMENDS THAT YOU VOTE “FOR” THE HARRIS CHARTER AMENDMENT PROPOSAL
(HARRIS PROPOSAL 2)

HARRIS PROPOSAL 3: ADVISORY (NON-BINDING) VOTE ON MERGER-RELATED COMPENSATION FOR NAMED EXECUTIVE OFFICERS

Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, Harris is seeking a non-binding, advisory stockholder approval of the compensation of Harris’ named executive officers that is based on or otherwise relates to the merger as disclosed in the section entitled “Interests of Harris’ Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to Harris’ Named Executive Officers—Golden Parachute Compensation” beginning on page 169. The proposal gives Harris’ stockholders the opportunity to express their views on the merger-related compensation of Harris’ named executive officers.

Accordingly, Harris is asking Harris stockholders to vote “FOR” the adoption of the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that will or may be paid or become payable to the Harris’ named executive officers, in connection with the merger, and the agreements or understandings pursuant to which such compensation will or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “Interests of Harris’ Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to Harris’ Named Executive Officers—Golden Parachute Compensation” are hereby APPROVED.”

The vote on the advisory compensation proposal is a vote separate and apart from the vote on the proposals to approve the share issuance and adopt the charter amendment. Accordingly, if you are a Harris stockholder, you may vote to approve the Harris share issuance proposal and/or the Harris charter amendment proposal, and vote not to approve the Harris compensation proposal, and vice versa. If the merger is completed, the merger-related compensation may be paid to Harris’ named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if Harris stockholders fail to approve the advisory vote regarding merger-related compensation.

Assuming a quorum is present at the Harris stockholder meeting, approval of the Harris compensation proposal requires the affirmative vote of the majority of shares present in person or represented by proxy at the Harris stockholder meeting and entitled to vote on the subject matter. An abstention will have the same effect as a vote “AGAINST” the Harris compensation proposal, while a broker non-vote or other failure to vote (including a failure to instruct your bank, broker or other nominee to vote) will have no effect on the Harris compensation proposal, assuming a quorum is present.

The Harris board of directors unanimously recommends a vote “FOR” the advisory compensation proposal.

IF YOU ARE A HARRIS STOCKHOLDER, THE HARRIS BOARD OF DIRECTORS UNANIMOUSLY
RECOMMENDS THAT YOU VOTE “FOR” THE HARRIS COMPENSATION PROPOSAL
(HARRIS PROPOSAL 3)

HARRIS PROPOSAL 4: ADJOURNMENT OF THE HARRIS STOCKHOLDER MEETING

The Harris stockholder meeting may be adjourned to another time and place if necessary to permit solicitation of additional proxies if there are not sufficient votes to approve the Harris share issuance proposal and the Harris charter amendment proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to the Harris stockholders.

Harris is asking its stockholders to authorize the holder of any proxy solicited by the Harris board of directors to vote in favor of any adjournment to the Harris stockholder meeting to solicit additional proxies if there are not sufficient votes to approve the Harris share issuance proposal and the Harris charter amendment proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Harris stockholders.

The Harris board of directors unanimously recommends that Harris stockholders approve the proposal to adjourn the Harris stockholder meeting, if necessary.

Whether or not there is a quorum, approval of the Harris adjournment proposal requires the affirmative vote of the holders of a majority of the voting shares represented at the Harris stockholder meeting. A stockholder’s abstention from voting will have the same effect as a vote “AGAINST” the Harris adjournment proposal, while a broker non-vote or other failure to vote (including a failure to instruct your bank, broker or other nominee to vote) will have no effect on the outcome of the proposal.

IF YOU ARE A HARRIS STOCKHOLDER, THE HARRIS BOARD OF DIRECTORS UNANIMOUSLY
RECOMMENDS THAT YOU VOTE “FOR” THE HARRIS ADJOURNMENT PROPOSAL
(HARRIS PROPOSAL 4)

THE L3 STOCKHOLDER MEETING

This joint proxy statement/prospectus is being mailed on or about [•], to holders of record of L3 common stock as of the close of business on [•], and constitutes notice of the L3 stockholder meeting in conformity with the requirements of the DGCL.

This joint proxy statement/prospectus is being provided to L3 stockholders as part of a solicitation of proxies by the L3 board of directors and the solicitation of voting instructions by the trustees of the L3 401(k) Plans, in each case, for use at the L3 stockholder meeting and at any adjournments or postponements of the L3 stockholder meeting. L3 stockholders are encouraged to read the entire document carefully, including the annexes to and documents incorporated by reference into this document, for more detailed information regarding the merger agreement and the transactions contemplated by the merger agreement.

Date, Time and Place of the L3 Stockholder Meeting

The L3 stockholder meeting is scheduled to be held at [•] on [•], 2019, beginning at [•], Eastern time, unless postponed to a later date.

Matters to Be Considered at the L3 Stockholder Meeting

The purposes of the L3 stockholder meeting are as follows, each as further described in this joint proxy statement/prospectus:

•	L3 Proposal 1—Adoption of the Merger Agreement. To consider and vote on the L3 merger agreement proposal;
•	L3 Proposal 2—Approval, on an Advisory (Non-Binding) Basis, of Certain Compensatory Arrangements with L3 Named Executive Officers. To consider and vote on the L3 compensation proposal; and
•	L3 Proposal 3—Adjournments of the L3 Stockholder Meeting. To consider and vote on the L3 adjournment proposal.

Recommendation of the L3 Board of Directors

The L3 board of directors unanimously recommends that L3 stockholders vote:

•	L3 Proposal 1: “FOR” the L3 merger agreement proposal;
•	L3 Proposal 2: “FOR” the L3 compensation proposal; and
•	L3 Proposal 3: “FOR” the L3 adjournment proposal.

After careful consideration, L3’s board of directors unanimously (a) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, L3 and its stockholders and (b) approved and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement.

See also the section entitled “The Merger—Recommendation of the L3 Board of Directors; L3’s Reasons for the Merger” beginning on page 96.

Record Date for the L3 Stockholder Meeting and Voting Rights

The record date to determine who is entitled to receive notice of and to vote at the L3 stockholder meeting or any adjournments or postponements thereof is [•]. As of the close of business on the record date, there were [•] shares of L3 common stock outstanding and entitled to vote at the L3 stockholder meeting. Each holder of L3 common stock is entitled to one vote for any matter properly brought before the L3 stockholder meeting for each share of L3 common stock such holder owned at the close of business on the record date. Only L3 stockholders of record at the close of business on the record date are entitled to receive notice of and to vote at the L3 stockholder meeting and any and all adjournments or postponements thereof.

Quorum; Abstentions and Broker Non-Votes

A quorum of stockholders is necessary to conduct the L3 stockholder meeting. The presence, in person or by proxy, of the holders of a majority of the issued and outstanding shares of L3 common stock entitled to vote at the L3 stockholder meeting is necessary to constitute a quorum. Shares of L3 common stock represented at the

L3 stockholder meeting and entitled to vote, but not voted, including shares for which a stockholder directs an “abstention” from voting and broker non-votes will be counted for purposes of determining a quorum. If a quorum is not present, the L3 stockholder meeting will be postponed until the holders of the number of shares of L3 common stock required to constitute a quorum attend.

Under NYSE rules, banks, brokers or other nominees who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers or other nominees are not allowed to exercise their voting discretion with respect to the approval of matters that the NYSE determines to be “non-routine.” Generally, a broker non-vote occurs on an item when (a) a bank, broker or other nominee has discretionary authority to vote on one or more “routine” proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other “non-routine” proposals without instructions from the beneficial owner of the shares and (b) the beneficial owner fails to provide the bank, broker or other nominee with such instructions. Under the NYSE rules, “non-routine” matters include the L3 merger agreement proposal (L3 Proposal 1), the L3 compensation proposal (L3 Proposal 2) and the L3 adjournment proposal (L3 Proposal 3). Because none of the proposals to be voted on at the L3 stockholder meeting are routine matters for which brokers may have discretionary authority to vote, L3 does not expect any broker non-votes at the L3 stockholder meeting. As a result, if you hold your shares of L3 common stock in “street name,” your shares will not be represented and will not be voted on any matter unless you affirmatively instruct your bank, broker or other nominee how to vote your shares in one of the ways indicated by your bank, broker or other nominee. It is therefore critical that you cast your vote by instructing your bank, broker or other nominee on how to vote.

Required Votes; Vote of L3’s Directors and Executive Officers

Except for the L3 adjournment proposal, the vote required to approve all of the proposals listed herein assumes the presence of a quorum.

Proposal		Votes Necessary
L3 Proposal 1	L3 Merger Agreement Proposal	Approval requires the affirmative vote of a majority of the outstanding shares of L3 common stock entitled to vote thereon.

A failure to vote, a broker non-vote or an abstention will have the same effect as a vote “AGAINST” this proposal.

L3 Proposal 2	L3 Compensation Proposal
Approval requires the affirmative vote of a majority of the votes cast at the L3 stockholder meeting on this proposal (meaning the number of votes cast “FOR” this proposal must exceed the votes cast “AGAINST”).

A failure to vote, a broker non-vote or an abstention will have no effect on the outcome of this proposal.

L3 Proposal 3	L3 Adjournment Proposal	Approval requires the affirmative vote of a majority in voting power of the shares of L3 common stock so represented at the L3 stockholder meeting.

An abstention will have the same effect as a vote “AGAINST” the L3 adjournment proposal, while a broker non-vote or other failure to vote will have no effect on the outcome of this proposal.

As of the record date, L3 directors and executive officers, and their affiliates, as a group, owned and were entitled to vote [•] shares of L3 common stock, or approximately [•]% of the total outstanding shares of L3 common stock. Although none of them has entered into any agreement obligating them to do so, L3 currently expects that all of its directors and executive officers will vote their shares “FOR” the L3 merger agreement proposal, “FOR” the L3 compensation proposal and “FOR” the L3 adjournment proposal. See also the section entitled “Interests of L3’s Directors And Executive Officers In The Merger” beginning on page 171; and the arrangements described in Part III of L3’s Annual Report on Form 10-K for the year ended December 31, 2017 and L3’s Definitive Proxy Statement on Schedule 14A for L3’s annual meeting filed with the SEC on March 23, 2018, both of which are incorporated into this joint proxy statement/prospectus by reference.

Methods of Voting

•	By Internet: If you are a stockholder of record, or if you hold an interest in shares of L3 common stock through the L3 Technologies Master Savings Plan or the Aviation Communications & Surveillance Systems 401(k) Plan (each is referred to as an L3 401(k) Plan), you can vote at www.proxyvote.com, 24 hours a day, seven days a week. You will need the 16-digit control number included on your proxy card or your paper voting instruction form (if you received a paper copy of the proxy materials).
•	By Telephone: If you are a stockholder of record, or if you hold an interest in shares of L3 common stock through an L3 401(k) Plan, you can vote using a touch-tone telephone by calling 1-800-690-6903, 24 hours a day, seven days a week. You will need the 16-digit control number included on your proxy card or your paper voting instruction form (if you received a paper copy of the proxy materials).
•	By Mail: If you have received a paper copy of the proxy materials by mail, you may complete, sign, date and return by mail the paper proxy card or voting instruction form sent to you in the envelope provided to you with your proxy materials or voting instruction form.
•	In Person: All stockholders of record may vote in person at the meeting. If you hold your shares through a bank, broker or other nominee in “street name” (instead of as a registered holder), you must obtain a legal proxy from your bank, broker or other nominee and bring the legal proxy to the meeting in order to vote in person at the meeting. If you hold an interest in shares of L3 common stock through an L3 401(k) Plan, you may attend, but may not vote in person at, the L3 stockholder meeting. For more information on how to attend in person, see the section entitled “The L3 Stockholder Meeting—Attending the L3 Stockholder Meeting” beginning on page 72.
•	Through your Bank, Broker or Other Nominee: If you hold your shares through a bank, broker or other nominee in “street name” instead of as a registered holder, you may vote by submitting your voting instructions to your bank, broker or other nominee. In most instances, you will be able to do this over the Internet, by telephone, or by mail as indicated above. Please refer to the information from your bank, broker or other nominee on how to submit voting instructions. If you do not provide voting instructions to your bank, broker or other nominee, your shares of L3 common stock will not be voted on any proposal as your bank, broker or other nominee does not have discretionary authority to vote on any of the proposals to be voted on at the L3 stockholder meeting; see the section entitled “The L3 Stockholder Meeting—Quorum; Abstentions and Broker Non-Votes” beginning on page 68.

If you are a stockholder of record, proxies submitted over the Internet, by telephone or by mail as described above must be received by 11:59 p.m., Eastern time, on [•], 2019.

Notwithstanding the above, if you hold your shares in “street name” and you submit voting instructions to your bank, broker or other nominee, your instructions must be received by the bank, broker or other nominee prior to the deadline set forth in the information from your bank, broker or other nominee on how to submit voting instructions.

If you deliver a proxy pursuant to this joint proxy statement/prospectus, but do not specify a choice with respect to any proposal set forth in this joint proxy statement/prospectus, your underlying shares of L3 common stock will be voted on such uninstructed proposal in accordance with the recommendation of the L3 board of directors. L3 does not expect that any matter other than the proposals listed above will be brought before the L3 stockholder meeting and L3’s amended and restated bylaws, which are referred to as the L3 bylaws, provide that only business that may be conducted at the L3 stockholder meeting are those proposals brought before the meeting pursuant to this joint proxy statement/prospectus.

Voting of Shares Held through an L3 401(k) Plan

If you hold an interest in shares of L3 common stock through an L3 401(k) Plan and you do not provide voting instructions, the trustee of the L3 401(k) Plan will vote the shares in the same proportion as the shares of L3 common stock held by the 401(k) Plan for which voting instructions have been received from other participants in the plan, except as otherwise required by law.

If you hold an interest in shares of L3 common stock through an L3 401(k) Plan, proxies submitted over the Internet, by telephone or mail as described above must be received by 11:59 p.m., Eastern time, on [•], 2019.

Revocability of Proxies

Any stockholder giving a proxy has the right to revoke it before the proxy is voted at the L3 stockholder meeting by any of the following actions:

•	by sending a signed written notice that you revoke your proxy to L3’s corporate secretary, bearing a later date than your original proxy and mailing it so that it is received prior to the L3 stockholder meeting;
•	by subsequently submitting a new proxy (including by submitting a proxy via the Internet or telephone) at a later date than your original proxy so that the new proxy is received prior to deadline specified on the accompanying proxy card; or
•	by voting in person at the L3 stockholder meeting.

Execution or revocation of a proxy will not in any way affect the stockholder’s right to attend the stockholder meeting and vote in person.

Written notices of revocation and other communications with respect to the revocation of proxies should be addressed to:

L3 Technologies, Inc.
Attn: Corporate Secretary
600 Third Avenue
New York, New York 10016

If your shares are held in “street name” and you previously provided voting instructions to your broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee to revoke or change your voting instructions.

Unless revoked, all proxies representing shares entitled to vote that are delivered pursuant to this solicitation will be voted at the L3 stockholder meeting and, where a choice has been specified on the proxy card, will be voted in accordance with such specification. If an L3 stockholder makes no specification on his, her or its proxy card as to how such L3 stockholder should want his, her or its shares of L3 common stock voted, such proxy will be voted as recommended by the L3 board of directors as stated in this joint proxy statement/prospectus, specifically “FOR” the L3 merger agreement proposal, “FOR” the L3 compensation proposal and “FOR” the L3 adjournment proposal.

Proxy Solicitation Costs

L3 is soliciting proxies to provide an opportunity to all L3 stockholders to vote on agenda items, whether or not the stockholders are able to attend the L3 stockholder meeting or an adjournment or postponement thereof. L3 will bear the entire cost of soliciting proxies from its stockholders, except that L3 and Harris have agreed to each pay one half of the costs and expenses of filing, printing and mailing this joint proxy statement/prospectus and all filing and other similar fees payable to the SEC in connection with this joint proxy statement/prospectus. In addition to the solicitation of proxies by mail, L3 will request that banks, brokers and other nominee record holders send proxies and proxy material to the beneficial owners of L3 common stock and secure their voting instructions, if necessary. L3 may be required to reimburse those banks, brokers and other nominees on request for their reasonable expenses in taking those actions.

L3 has also made arrangements with Innisfree to assist in soliciting proxies and in communicating with L3 stockholders and estimates that it will pay them a fee of approximately $25,000 plus reimbursement for certain out-of-pocket fees and expenses. L3 also has agreed to indemnify Innisfree against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions). Proxies may be solicited on behalf of L3 in person, by mail, by telephone, by facsimile, by messenger, via the Internet or by other means of communication, including electronic communication, or by L3 directors, officers and other employees in person, by mail, by telephone, by facsimile, via the Internet or by other means of communication, including electronic communication. Directors, officers and employees of L3 will not be specially compensated for their services or solicitation in this regard.

Attending the L3 Stockholder Meeting

If you wish to attend the L3 stockholder meeting, you must be a stockholder of record of L3 at the close of business on [•] (the record date for the L3 stockholder meeting), and you must register and request an admission ticket in advance.

Tickets will be issued to registered and beneficial owners. If you hold your shares of L3 common stock through a bank, broker or other nominee (i.e., you are not a registered holder), or if you hold shares of L3 common stock through an L3 401(k) Plan, you may register and request an admission ticket by visiting www.proxyvote.com and following the instructions provided (you will need the 16-digit control number included on your proxy card or your paper voting instruction form (if you received a paper copy of the proxy materials)). If you own your shares of L3 common stock directly in your name in L3’s stock records maintained by Computershare, you may register and request an admission ticket by visiting www.proxyvote.com and following the instructions provided (you will need the 16-digit control number included on your proxy card).

Requests for admission tickets will be processed in the order in which they are received and must be requested no later than [•], 2019. Please note that seating is limited and admission to the meeting will be on a first-come, first-served basis. On the day of the meeting, each L3 stockholder will be required to present valid picture identification such as a driver’s license or passport with their admission ticket. Seating will begin at [•], and the meeting will begin at [•]. Cameras (including cell phones with photographic capabilities), recording devices and other electronic devices will not be permitted at the L3 stockholder meeting. You will be required to enter through a security check point before being granted access to the L3 stockholder meeting.

If you plan to attend the L3 stockholder meeting and vote in person, L3 still encourages you to vote in advance by the Internet, telephone or (if you received a paper copy of the proxy materials) by mail so that your vote will be counted even if you later decide not to attend the L3 stockholder meeting. Voting your proxy by the Internet, telephone or mail will not limit your right to vote at the L3 stockholder meeting if you later decide to attend in person. If you own your shares of L3 common stock through an L3 401(k) Plan, you may attend, but not vote your shares in person at the L3 stockholder meeting and must instead vote in advance of the L3 stockholder meeting in the manner set forth under the section entitled “The L3 Stockholder Meeting—Methods of Voting” beginning on page 70. If you own your shares of L3 common stock in “street name” and wish to vote in person at the L3 stockholder meeting, you must request a legal proxy from your bank or broker or obtain a proxy from the record holder.

Householding

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, which is commonly referred to as “householding,” provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker. You can request prompt delivery of a copy of this joint proxy statement/prospectus by writing to: Corporate Secretary, L3 Technologies, Inc., 600 Third Avenue, New York, New York 10016 or by calling (212) 697-1111.

Tabulation of Votes; Results of the L3 Stockholder Meeting

Representatives of Broadridge will tabulate the votes and will act as independent inspector of election at the L3 stockholder meeting.

Preliminary voting results will be announced at the L3 stockholder meeting. In addition, L3 intends to file the final voting results with the SEC on a Current Report on Form 8-K within four business days after the L3 stockholder meeting.

Adjournments

The chairman of the meeting or a majority in voting power of the shares represented at the meeting may adjourn the meeting from time to time, whether or not there is such a quorum.

If a quorum is present at the L3 stockholder meeting but there are not sufficient votes at the time of the L3 stockholder meeting to approve the L3 merger agreement proposal, then L3 stockholders may be asked to vote on the L3 adjournment proposal.

If the adjournment is for more than 30 days, L3 will give notice of the adjourned meeting to each L3 stockholder of record entitled to vote at the L3 stockholder meeting. If, after the adjournment, a new record date for determination of stockholders entitled to vote is fixed for the adjourned L3 stockholder meeting, the L3 board of directors will fix as the record date for determining L3 stockholders entitled to notice of such adjourned L3 stockholder meeting the same or an earlier date as that fixed for determination of L3 stockholders entitled to vote at the adjourned L3 stockholder meeting, and will give notice of adjourned L3 stockholder meeting to each L3 stockholder of record entitled to vote at such adjourned meeting L3 stockholder meeting as of the record date so fixed for notice of such adjourned L3 stockholder meeting.

At any subsequent reconvening of the L3 stockholder meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting and all proxies will be voted in the same manner as they would have been voted at the original convening of the L3 stockholder meeting, except for any proxies that have been effectively revoked or withdrawn prior to the time the proxy is voted at the reconvened meeting.

Assistance

If you need assistance voting or in completing your proxy card or have questions regarding the L3 stockholder meeting, please contact Innisfree, the proxy solicitation agent for L3:

501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders may call toll-free: (877) 717-3898
Banks and brokers may call collect: (212) 750-5833

L3 STOCKHOLDERS SHOULD CAREFULLY READ THIS JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE MERGER AGREEMENT AND THE MERGER. IN PARTICULAR, L3 STOCKHOLDERS ARE DIRECTED TO THE MERGER AGREEMENT, WHICH IS ATTACHED AS ANNEX A HERETO.

L3 PROPOSAL 1: ADOPTION OF THE MERGER AGREEMENT

This joint proxy statement/prospectus is being furnished to you as a stockholder of L3 as part of the solicitation of proxies by the L3 board of directors for use at the L3 stockholder meeting to consider and vote upon a proposal to adopt the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus.

The L3 board of directors, after due and careful discussion and consideration, unanimously approved and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement and determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of L3 and its stockholders.

The L3 board of directors accordingly unanimously recommends that L3 stockholders adopt the merger agreement, as disclosed in this joint proxy statement/prospectus and particularly the related narrative disclosures in the sections of this joint proxy statement/prospectus entitled “The Merger” beginning on page 77 and “The Merger Agreement” beginning on page 125 and as attached as Annex A to this joint proxy statement/prospectus.

The merger between Merger Sub and L3 cannot be completed without the affirmative vote of a majority of the outstanding shares of L3 common stock entitled to vote thereon. A failure to vote, a broker non-vote or an abstention will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement.

IF YOU ARE AN L3 STOCKHOLDER, THE L3 BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE L3 MERGER AGREEMENT PROPOSAL (L3 PROPOSAL 1)

L3 PROPOSAL 2: ADVISORY (NON-BINDING) VOTE ON MERGER-RELATED
COMPENSATION FOR NAMED EXECUTIVE OFFICERS

Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, L3 is seeking a non-binding, advisory stockholder approval of the compensation of L3’s named executive officers that is based on or otherwise relates to the merger as disclosed in the section entitled “Interests of L3’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to L3’s Named Executive Officers—Golden Parachute Compensation” beginning on page 169. The proposal gives L3’s stockholders the opportunity to express their views on the merger-related compensation of L3’s named executive officers.

Accordingly, L3 is asking L3 stockholders to vote “FOR” the adoption of the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that will or may be paid or become payable to L3’s named executive officers, in connection with the merger, and the agreements or understandings pursuant to which such compensation will or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “Interests of L3’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to L3’s Named Executive Officers—Golden Parachute Compensation” are hereby APPROVED.”

The vote on the advisory compensation proposal is a vote separate and apart from the vote to adopt the merger agreement. Accordingly, if you are an L3 stockholder, you may vote to approve the L3 merger agreement proposal, and vote not to approve the L3 compensation proposal, and vice versa. If the merger is completed, the merger-related compensation may be paid to L3’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if L3 stockholders fail to approve the advisory vote regarding merger-related compensation.

The affirmative vote of a majority of the votes cast at the L3 stockholder meeting on the L3 compensation proposal is required to approve the L3 compensation proposal (meaning the number of votes cast at the L3 stockholder meeting “FOR” the L3 compensation proposal must exceed votes cast “AGAINST” in order for the L3 compensation proposal to be approved). A broker non-vote, a failure to vote, a failure to instruct your bank, broker or other nominee to vote, or an abstention will have no effect on the L3 compensation proposal, assuming a quorum is present.

The L3 board of directors unanimously recommends a vote “FOR” the advisory compensation proposal.

IF YOU ARE AN L3 STOCKHOLDER, THE L3 BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE L3 COMPENSATION PROPOSAL (L3 PROPOSAL 2)

L3 PROPOSAL 3: ADJOURNMENT OF THE L3 STOCKHOLDER MEETING

The L3 stockholder meeting may be adjourned to another time and place if necessary to permit solicitation of additional proxies if there are not sufficient votes to approve the L3 merger agreement proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to the L3 stockholders.

L3 is asking its stockholders to authorize the holder of any proxy solicited by the L3 board of directors to vote in favor of any adjournment of the L3 stockholder meeting to solicit additional proxies if there are not sufficient votes to approve the L3 merger agreement proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to L3 stockholders.

The L3 board of directors unanimously recommends that L3 stockholders approve the proposal to adjourn the L3 stockholder meeting, if necessary.

Whether or not there is a quorum, approval of the L3 adjournment proposal requires the affirmative vote of a majority in voting power of the shares of L3 common stock represented at the L3 stockholder meeting. A stockholder’s abstention from voting will have the same effect as a vote “AGAINST” the L3 adjournment proposal, while a broker non-vote or failure to vote (including a failure to instruct your bank, broker or other nominee to vote) will have no effect on the outcome of the proposal.

Under the L3 bylaws, the chairman of the L3 stockholder meeting may adjourn the L3 stockholder meeting regardless of the outcome of the L3 adjournment proposal.

IF YOU ARE AN L3 STOCKHOLDER, THE L3 BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE L3 ADJOURNMENT PROPOSAL (L3 PROPOSAL 3)

THE MERGER

The following is a description of the material aspects of the merger. While Harris and L3 believe that the following description covers the material terms of the merger, the description may not contain all of the information that is important to you. You are encouraged to read carefully this entire joint proxy statement/prospectus, including the text of the merger agreement attached to this joint proxy statement/prospectus as Annex A, for a more complete understanding of the merger. In addition, important business and financial information about each of Harris and L3 is included in or incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 211.

General

Harris and L3 have entered into the merger agreement, which provides for the merger of Merger Sub, a Delaware corporation and a wholly-owned subsidiary of Harris, with and into L3. As a result of the merger, the separate existence of Merger Sub will cease and L3 will continue its existence under the laws of the State of Delaware as the surviving corporation and a wholly-owned subsidiary of the combined company, which will be renamed “L3 Harris Technologies, Inc.” upon consummation of the merger.

Exchange Ratio

At the effective time, each share of L3 common stock (other than excluded shares, which refers to shares of L3 common stock owned by Harris, Merger Sub or any other direct or indirect wholly-owned subsidiary of Harris and shares of L3 common stock owned by L3 or any direct or indirect wholly-owned subsidiary of L3, in each case other than any such shares owned by an L3 benefit plan or held on behalf of third parties) will be converted into the right to receive 1.30 shares of Harris common stock.

No fractional shares of Harris common stock will be issued upon the conversion of shares of L3 common stock pursuant to the merger agreement. All fractional shares of Harris common stock that a holder of shares of L3 common stock would be otherwise entitled to receive pursuant to the merger agreement will be aggregated, and such holder will be entitled to receive a cash payment, without interest, in lieu of any such fractional share, equal to the product (rounded down to the nearest cent) of (a) the amount of such fractional share interest in a share of Harris common stock to which such holder would be entitled pursuant to the merger agreement and (b) an amount equal to the average of the daily volume weighted average price per share of Harris common stock on the NYSE calculated for the five consecutive trading days ending on the second full trading day immediately prior to (and not including) the closing date.

The exchange ratio is fixed, which means that it will not change between now and the date of the merger, regardless of whether the market price of either Harris common stock or L3 common stock changes. Therefore, the value of the merger consideration will depend on the market price of Harris common stock at the effective time. The market price of Harris common stock has fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the stockholder meetings, the date the merger is completed and thereafter. The market price of L3 Harris common stock, when received by L3 stockholders after the merger is completed, could be greater than, less than or the same as the market price of Harris common stock on the date of this joint proxy statement/prospectus or at the time of the stockholder meeting. Accordingly, you should obtain current stock price quotations for Harris common stock and L3 common stock before deciding how to vote with respect to any of the proposals described in this joint proxy statement/prospectus. Both Harris’ and L3’s common stock is traded on the NYSE under the symbols “HRS” and “LLL,” respectively.

Background of the Merger

In the ordinary course of business and independently of each other, the senior management and board of directors of each of Harris and L3 regularly review, assess and discuss developments in their company’s industry segments, their company’s performance, strategy and competitive position in the industries in which they operate, and strategic options available to their company’s businesses in light of economic and market conditions with a view towards stockholder value enhancement.

As part of each company’s ongoing reviews and assessments, representatives of each of Harris and L3 have, from time to time, discussed with other companies potential business combination, joint venture, strategic alliance and other strategic transactions to enhance stockholder value and further the strategic objectives of their company.

At various meetings of the Harris board of directors beginning in 2016, consistent with its ordinary course practice of considering potential transactions that could enhance stockholder value and further Harris’ strategic objectives, the Harris board of directors discussed the possibility of exploring a potential merger of equals combination of Harris and L3, which is referred to as the potential combination, and expressed support for Mr. William M. Brown, Chairman, President and Chief Executive Officer of Harris, to raise the topic of exploring the potential combination with L3.

In the spring and summer of 2017, Mr. Brown initially raised and informally discussed the topic of both companies exploring the potential combination with L3’s then-serving chairman and chief executive officer. Such informal discussions ended without either Harris or L3 making a proposal to the other.

On March 6, 2018, at Mr. Brown’s request, Mr. Brown had an in-person meeting with Mr. Christopher E. Kubasik, who had been elected Chief Executive Officer and President of L3 effective January 1, 2018. During this meeting, Messrs. Brown and Kubasik discussed their respective perspectives of the industry environment in which both Harris and L3 operate, including mergers and acquisitions activity in the industry and industry dynamics affecting “mid-size” contractors. Mr. Brown also raised the topic of exploring a potential merger of equals combination of Harris and L3. Mr. Brown indicated that, among other things, the potential combination could be accretive to both Harris and L3 stockholders, could achieve significant synergies and the potential combined company could more effectively compete in the current market environment. Mr. Brown also noted that the Harris board of directors had discussed the possibility of exploring the potential combination and had expressed support for Mr. Brown raising the topic of both companies exploring the potential combination to Mr. Kubasik. Messrs. Brown and Kubasik discussed the potential merits of, and other considerations associated with, the potential combination, including the potential stockholder value creation that could be realized by the potential combination, and agreed that numerous matters would need to be addressed in connection with exploring the potential combination, including due diligence, financial terms and the governance of the potential combined company. At the conclusion of this discussion, Mr. Brown suggested that representatives of Harris and L3 meet to preliminarily discuss the synergies that could potentially be realized by the potential combination and whether a merger of equals would be supported by financial, business, operational and other considerations. Mr. Kubasik conveyed that he would discuss the topic of exploring the potential combination with the L3 board of directors. After the meeting, Mr. Kubasik informed Mr. Robert B. Millard, L3’s lead independent director, of his meeting with Mr. Brown, including their discussion regarding the potential combination.

On April 26, 2018, the Harris board of directors held a regularly scheduled meeting, which included members of Harris’ senior management. At this meeting, Mr. Brown reported to the Harris board of directors regarding his March 6, 2018 meeting with Mr. Kubasik. Following discussion, the Harris board of directors expressed ongoing support for Mr. Brown continuing to discuss the topic of exploring the potential combination with Mr. Kubasik while keeping the Harris board of directors apprised of the status of his discussions.

On May 8, 2018, the L3 board of directors held a regularly scheduled meeting with members of L3’s senior management attending. At this meeting, Mr. Kubasik, who had been elected Chairman of the L3 board of directors on May 7, 2018, reported to the L3 board of directors regarding his March 6, 2018 meeting with Mr. Brown and Mr. Brown’s proposal that both companies explore the potential combination. Mr. Kubasik noted, among other things, that he would discuss and review L3’s corporate strategies more comprehensively at the L3 board of directors’ next regularly scheduled meeting in July 2018. Following discussion, the L3 board of directors authorized and instructed Mr. Kubasik to continue to explore with Mr. Brown the potential combination while keeping the L3 board of directors apprised of the status of his discussions.

On May 22, 2018 and May 23, 2018, Messrs. Kubasik and Brown met again in person, and Mr. Kubasik conveyed that the L3 board of directors was supportive of him discussing the possibility of exploring the potential combination with Mr. Brown. Mr. Brown indicated, among other things, that Harris preliminarily estimated that the potential combined company could realize approximately $400 – $500 million of gross cost synergies by the third year following completion of the potential combination. To facilitate further assessment of the potential combination, Messrs. Kubasik and Brown concluded that the next step would be for selected members of Harris’ and L3’s senior management to meet and review certain business, operational and financial information to provide, on a preliminary basis, further visibility into the potential synergies that could be realized by the potential combination. Messrs. Kubasik and Brown also agreed to prepare and put in place a mutual confidentiality agreement to facilitate further exploratory discussions between representatives of Harris and L3 and the mutual sharing of due diligence information.

On June 4, 2018, Harris and L3 executed a mutual confidentiality agreement.

On June 15, 2018, Mr. Brown and other members of Harris’ senior management met in person with Mr. Kubasik and other members of L3’s senior management. At this meeting, the representatives of Harris and L3 had a preliminary and exploratory discussion regarding the various benefits and considerations associated with the potential combination, including potential synergies that could be realized and the enhanced capabilities of the potential combined company to compete in the industry segments in which it would operate, and further discussed the various matters that would need to be addressed in connection with further exploring the potential combination, including due diligence and governance of the potential combined company. At the conclusion of the meeting, Messrs. Kubasik and Brown had a separate conversation regarding potential governance arrangements. Mr. Brown shared with Mr. Kubasik his preliminary perspectives regarding the potential governance structure of the potential combined company, including that the board of directors of the potential combined company should include an equal number of directors of both Harris and L3 for an initial period after completion of the potential combination. Messrs. Kubasik and Brown agreed that, in order to promote the success of the integration of the companies’ respective business operations following the potential combination and ensure that both companies will continue to execute on their respective operational commitments, the potential combined company would benefit from the joint leadership of Mr. Brown and Mr. Kubasik for an initial period after the potential combination. In that context, Messrs. Brown and Kubasik also discussed that Mr. Brown would serve as chairman and chief executive officer of the potential combined company for an initial period (potentially two years) following the potential combination with Mr. Kubasik initially serving as president and chief operating officer and ultimately succeeding Mr. Brown as chairman and chief executive officer after such initial period. Messrs. Brown and Kubasik each indicated that they would discuss this structure with their respective board of directors in connection with their board of directors’ overall evaluation of the potential combination.

Over the following weeks, Mr. Brown informed the directors of Harris, and Mr. Kubasik informed the directors of L3, of Harris’ and L3’s ongoing exploratory discussions regarding the potential combination, including initial thoughts on the potential governance structure of the potential combined company as Messrs. Brown and Kubasik had discussed at their June 15, 2018 meeting.

On June 21, 2018, the Harris board of directors held a regularly scheduled meeting, which included members of Harris’ senior management. At this meeting, the Harris board of directors and Harris’ senior management discussed the topic of the potential combination, including then-recent developments in L3’s business and operations, potential synergies that could be realized by the potential combination, and the pro forma financials of the potential combined company. Following this discussion, the Harris board of directors expressed ongoing support for continuing discussions regarding the potential combination.

On July 9, 2018 and July 10, 2018, the L3 board of directors convened for its regularly scheduled meeting with representatives of L3’s senior management and Simpson Thacher & Bartlett LLP, L3’s legal counsel, referred to as Simpson Thacher, attending. The representatives of Simpson Thacher reviewed with the L3 board of directors certain legal matters, including the directors’ fiduciary duties under Delaware law. Representatives of L3’s senior management discussed with the L3 board of directors, among various other matters, the status of certain strategic objectives for fiscal year 2018, certain 2018 second quarter operational matters, a three-year business outlook and L3’s financial performance. The representatives of L3’s senior management also reviewed with the L3 board of directors certain potential strategic partners for a business combination (which included Harris) and certain financial metrics calculated on a pro forma basis for a combination with each such partner (including Harris). The representatives of L3’s senior management also noted, among other matters, that L3 would likely not, on a standalone basis through organic growth, be able to achieve the size and scale for L3 to become the sixth prime contractor and stated that L3 should be open to considering a potential transformational transaction if the right opportunity presented itself. As part of this review, Mr. Kubasik reviewed the preliminary discussions and meetings that he and other members of L3’s senior management had to date with Mr. Brown and the other representatives of Harris’ senior management. Following discussion, the L3 board of directors authorized and instructed Mr. Kubasik and the other members of L3’s senior management team to continue their preliminary discussions with Harris regarding the potential combination, including the exchange of information with Harris to better understand each company’s businesses, confirm the potential for synergies that could be realized if the companies each determined to pursue the potential combination and further discuss the potential governance structure of the potential combined company.

On July 11, 2018, Messrs. Kubasik and Brown spoke telephonically. Mr. Kubasik conveyed to Mr. Brown that the L3 board of directors supported the ongoing exploratory discussions regarding the potential combination. Messrs. Kubasik and Brown also discussed potential governance arrangements for the potential combined company, including that the board of directors of the potential combined company would include an equal number of directors of L3 and Harris and the possibility of Mr. Brown serving as chairman and chief executive officer of the potential combined company for an initial period (potentially two years) following the potential combination and Mr. Kubasik initially serving as president and chief operating officer and ultimately succeeding Mr. Brown as chairman and chief executive officer after such initial period. Messrs. Kubasik and Brown also discussed arranging a meeting of selected members of Harris’ and L3’s senior management to continue the exploratory discussions regarding the potential combination.

On July 21, 2018, Mr. Brown met with Mr. Kubasik in person to continue their exploratory discussions regarding the potential combination, including with respect to potential transaction structures, the possible strategic and financial benefits of the potential combination and the complementary businesses of Harris and L3. Messrs. Kubasik and Brown reviewed, on a preliminary basis, exchange ratio mechanics in the context of merger of equals transactions and identified various topics regarding the governance arrangements for the potential combined company for further discussion, including the roles and responsibilities of Messrs. Brown and Kubasik. In that context, Messrs. Kubasik and Brown also discussed naming the potential combined company “L3 Harris Technologies, Inc.” and locating its headquarters in Melbourne, Florida.

On July 23, 2018, Mr. Kubasik contacted Mr. Millard to update him regarding the exploratory discussions with Harris since the July 9, 2018 and July 10, 2018 meeting of the L3 board of directors, including the substance of the July 21, 2018 meeting with Mr. Brown. Following discussion, Mr. Millard indicated that he was supportive of Mr. Kubasik and the L3 senior management team continuing their exploratory discussions with Harris’ senior management team regarding the potential combination.

On July 25, 2018, Mr. Kubasik updated the L3 board of directors telephonically regarding his and the L3 senior management team’s exploratory discussions and meetings with Harris since the July 9, 2018 and July 10, 2018 meeting of the L3 board of directors, including a potential governance structure of the potential combined company as had been preliminarily discussed between him and Mr. Brown. Following discussion, the L3 board of directors authorized and instructed Mr. Kubasik and the other members of L3’s senior management team to continue their discussions with Harris’ senior management team to explore the feasibility of the potential combination.

Later on July 25, 2018, Messrs. Brown and Scott T. Mikuen, Senior Vice President, General Counsel and Secretary of Harris, provided an update to Terry D. Growcock, Harris’ lead independent director at this time, regarding the exploratory discussions that took place on July 21, 2018 between Messrs. Brown and Kubasik. Following discussion, Mr. Growcock indicated that he was supportive of Mr. Brown and the Harris’ senior management team continuing their exploratory discussions with L3’s senior management, particularly in light of the ongoing support expressed by the Harris board of directors for the continuation of these exploratory discussions.

On July 27, 2018, Mr. Kubasik contacted Mr. Brown telephonically to inform him of the update call with the L3 board of directors, including that the L3 board of directors expressed its support regarding the framework of the proposed governance arrangements for the potential combined company that had been preliminarily discussed on July 11, 2018 and July 21, 2018, and that L3 was prepared to continue the exploratory discussions with Harris regarding the potential combination. Messrs. Kubasik and Brown then agreed to schedule further discussions and diligence meetings in August 2018, including a potential in-person meeting near the end of August.

On July 31, 2018, Mr. Brown updated the Harris board of directors on the status of the ongoing preliminary discussions regarding, and exploration of, the potential combination.

On August 7, 2018, Mr. Brown and other members of Harris’ senior management team spoke telephonically with Mr. Kubasik and other members of L3’s senior management team regarding the status of the preliminary and exploratory mutual due diligence process and information shared to date in connection therewith, including the possibility of arranging mutual due diligence meetings in late August 2018 with a particular focus on potential synergies and certain businesses of Harris and L3.

On August 14, 2018, the Harris board of directors held an informational teleconference, together with Mr. Mikuen, with all directors except Mr. Vyomesh I. Joshi in attendance. Mr. Brown and Mr. Mikuen updated the Harris board of directors on the status of ongoing exploratory discussions regarding the potential combination, including preliminary discussions to-date regarding proposed governance arrangements for the potential combined company, and the status of the preliminary and exploratory mutual due diligence process. The Harris board of directors discussed exchange ratio mechanics in the context of merger of equals transactions, including the concept of an “at-market” exchange ratio. With respect to the proposed governance arrangements for the potential combined company, the Harris board of directors expressed that its support for a transaction was predicated in part on Mr. Brown being involved for at least three years following the closing of the potential combination to ensure he would remain at the potential combined company long enough to optimize integration, given Mr. Brown’s successful track record at integrating acquired operations. The Harris board of directors also discussed firms that could be engaged to provide financial advisory services in connection with the Harris board of directors’ ongoing consideration of the potential combination.

On August 21, 2018, Messrs. Brown and Mikuen updated Mr. Joshi regarding the topics discussed during the August 14, 2018 informational teleconference, and Mr. Joshi expressed his agreement with the views expressed by the Harris board of directors during such teleconference.

On August 25, 2018, the Harris board of directors held a regularly scheduled meeting, which included members of Harris’ senior management. At this meeting, the Harris board of directors expressed ongoing support for continuing discussions regarding the potential combination and expressed support for moving forward beyond the preliminary evaluative phase theretofore conducted and progress to negotiation discussions to determine whether an acceptable transaction could be achieved. The Harris board of directors provided guidance and direction to Harris’ senior management with respect to discussions regarding governance arrangements for the potential combined company, and the Harris board of directors reiterated that its support for a transaction was predicated in part on Mr. Brown being involved for at least three years following the closing of the potential combination to optimize integration and Mr. Brown remaining as chairman of the potential combined company for such three-year period. The Harris board of directors also approved the engagement of Morgan Stanley to provide financial advisory services in connection with the Harris board of directors’ ongoing consideration of the potential combination, subject to Morgan Stanley agreeing to engagement terms acceptable to Harris and L3 determining to move forward beyond the preliminary evaluative phase theretofore conducted and progress to negotiation discussions to determine whether an acceptable transaction could be achieved. The Harris board of directors selected Morgan Stanley because of its reputation as a highly regarded investment bank, substantial knowledge of the defense industry, familiarity with Harris and extensive experience in providing financial advice in connection with merger of equals transactions.

On August 28, 2018, Messrs. Kubasik and Brown met for dinner to continue their discussion regarding the potential combination. During this meeting, Mr. Brown conveyed to Mr. Kubasik that the Harris board of directors had expressed that its support for a transaction was predicated in part on Mr. Brown being involved for at least three years following the closing of the potential combination to optimize integration and Mr. Brown remaining as chairman of the potential combined company for such three-year period.

On August 29, 2018, Mr. Brown and other members of Harris’ senior management met in person with Mr. Kubasik and other members of L3’s senior management to continue their discussions regarding the potential combination. During this meeting, the attendees discussed the various businesses of Harris and L3, due diligence matters, and potential synergies that could be realized by the potential combination.

On September 3, 2018, following the foregoing exploratory discussions with Harris’ representatives and various considerations of the merits of further pursuing the potential combination, the L3 board of directors met telephonically to discuss and consider the status of the potential combination and whether to move forward beyond the preliminary evaluative phase theretofore conducted and progress to negotiation discussions to determine whether an acceptable transaction could be achieved. Mr. Kubasik reported on the meetings and discussions that he and other members of L3’s senior management team had with Harris since the July 25, 2018 update call and discussed the L3 senior management team’s preliminary view of the potential synergies that could be realized by the potential combination. As part of his report, Mr. Kubasik informed the L3 board of directors that the Harris board of directors had expressed that its support for a transaction was predicated in part on Mr. Brown being involved for at least three years following the closing of the potential combination to optimize integration and Mr. Brown remaining as chairman of the potential combined company for such three-year period. A discussion ensued, following which the L3 board of directors expressed its support for Mr. Kubasik and the L3 senior management team moving forward with their ongoing consideration of the potential combination and authorized Mr. Kubasik to retain a financial advisor to assist L3 in connection with the ongoing discussions and negotiations of a potential transaction with Harris. The L3 board of directors was supportive of Mr. Brown remaining as chairman for the three-year period noted above and also expressed a desire that Mr. Kubasik’s succession as the chief executive officer of the potential combined company two years following the completion of the potential combination be reflected in the potential combined company’s organizational documents.

Later on September 3, 2018, Mr. Kubasik informed Mr. Brown that the L3 board of directors supported moving forward with its ongoing consideration of the potential combination and was also planning to engage a financial advisor.

On September 4, 2018, Mr. Brown reached out to a representative of Morgan Stanley regarding Harris’ potential engagement of Morgan Stanley to provide financial advisory services in connection with the Harris board of directors’ ongoing consideration of the potential combination. Later on that same date, Mr. Brown updated the Harris board of directors on the status of the ongoing discussions regarding, and exploration of, the potential combination.

Also on September 4, 2018, Mr. Kubasik met with a representative of Goldman Sachs to discuss a potential engagement of Goldman Sachs as L3’s financial advisor in connection with a potential combination.

On September 7, 2018, Messrs. Kubasik and Brown met in person to discuss the status and progress of the ongoing discussions regarding the potential combination, including the potential governance structure for the potential combined company. Their discussion of the governance arrangements for the potential combined company at this meeting was informed by guidance that Mr. Brown had received from the Harris board of directors and Mr. Kubasik had received from the L3 board of directors. During this discussion, Mr. Kubasik noted, among other matters, that the L3 board of directors had expressed its preference that Mr. Kubasik’s succession as the chief executive officer of the potential combined company two years following the completion of the potential combination be reflected in the potential combined company’s organizational documents. Mr. Brown responded that he would discuss this matter with the Harris board of directors. Messrs. Brown and Kubasik also discussed exchange ratio mechanics in the context of merger of equals transactions, including the valuation-related matters that would be taken into account for purposes of determining the exchange ratio. In that regard, Messrs. Kubasik and Brown also discussed the subject of a potential premium that would be paid to L3 stockholders in connection with the potential combination. Mr. Brown explained that it was Harris’ position that the potential combination, being a merger of equals, should be effected at an “at-market” exchange ratio. Messrs. Brown and Kubasik also agreed that representatives of Morgan Stanley and Goldman Sachs should begin discussing these matters in further detail.

Also on September 7, 2018, representatives of L3’s senior management and Goldman Sachs had preliminary discussions regarding the potential combination, including potential transaction structures, the potential governance structure for the potential combined company and the process of validating the amount of synergies that could be realized by the potential combination.

On September 8, 2018, as directed by Harris’ senior management and L3’s senior management, respectively, representatives of Morgan Stanley and Goldman Sachs discussed the financial terms for the potential combination. During this discussion, Goldman Sachs and Morgan Stanley also discussed the subject of a potential premium that would be paid to L3 stockholders in connection with the potential combination. The representatives of Morgan Stanley explained, at the direction of Harris, that it was Harris’ position that the potential combination should be effected at an “at-market” exchange ratio.

Between September 7, 2018 and September 9, 2018, Messrs. Kubasik and Brown had numerous conversations that addressed, among other matters, governance arrangements for the potential combined company, the financial terms for the potential combination, and timing for finalizing the legal and financial terms for the potential combination for consideration by the Harris board of directors and L3 board of directors, respectively. All of these conversations were informed by guidance that Mr. Brown had received from the Harris board of directors and Mr. Kubasik had received from the L3 board of directors.

As directed by Harris and L3 senior management, respectively, representatives of Morgan Stanley and Goldman Sachs engaged in various discussions between September 7, 2018 and September 9, 2018 regarding the proposed governance arrangements for the potential combined company, the financial terms for the potential combination, and timing for completing mutual due diligence.

On September 10, 2018, Mr. Kubasik met with Mr. Millard to update Mr. Millard regarding Mr. Kubasik’s discussions with Mr. Brown from September 7, 2018 through September 9, 2018, including the topic of Mr. Brown serving as chairman of the potential combined company for the first three years following the closing of the potential combination.

On September 11, 2018, Mr. Brown and other members of Harris’ senior management met with representatives of Morgan Stanley and Sullivan & Cromwell LLP, Harris’ legal counsel, referred to as Sullivan & Cromwell, in Melbourne, Florida. During this meeting, the members of Harris’ senior management, in consultation with representatives of Morgan Stanley and Sullivan & Cromwell, discussed certain considerations associated with negotiating and reaching agreement on legal and financial terms for the potential combination for consideration by the Harris board of directors.

On September 12, 2018, Messrs. Kubasik and Brown spoke telephonically to discuss the proposed governance arrangements for the potential combined company. Mr. Kubasik noted that based on a discussion he had with Mr. Millard that Mr. Millard was supportive of a governance arrangement in which Mr. Brown served as executive chairman of the potential combined company in tandem with a pre-closing director of L3 serving as the lead independent director of the potential combined company for three years following the closing of the potential combination. During their discussion, Messrs. Kubasik and Brown also discussed the financial terms for the potential combination. Messrs. Kubasik and Brown also discussed potential next steps for negotiating the potential combination.

On September 13, 2018, as directed by Harris’ and L3’s senior management, respectively, representatives of Morgan Stanley and Goldman Sachs discussed financial terms for the potential combination and timing for finalizing the terms of the potential combination.

Early on September 14, 2018, as directed by Harris’ and L3’s senior management, representatives of Sullivan & Cromwell and Simpson Thacher discussed the process, scope and timing of the mutual legal due diligence to be undertaken by the parties, certain regulatory and employee benefits-related matters to be considered in connection with the potential combination and the overall timing and key milestones leading up to the announcement of the potential combination.

On September 14, 2018, the L3 board of directors met telephonically with representatives of L3’s senior management to discuss, among other matters, the proposed combination. Mr. Kubasik reported to the L3 board of directors on the recent discussions he and other representatives of L3’s senior management had with the representatives of Harris. Ralph G. D’Ambrosio, Senior Vice President and Chief Financial Officer of L3, next reviewed with the L3 board of directors certain non-public unaudited financial projections for L3, including, among other matters, the underlying assumptions and variables. Mr. D’Ambrosio noted that, in connection with the evaluation of the potential combination, these projections would be furnished to L3’s financial advisor with the instruction to use these projections for its financial analyses and to Harris and its financial advisor. Mr. Kubasik next informed the L3 board of directors that, following the L3 board of directors’ previous authorization, L3 had retained and proposed to formally engage Goldman Sachs as L3’s financial advisor in connection with the potential combination because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the potential combination. A representative of L3’s senior management then reviewed with the L3 board of directors the terms of the engagement letter to be entered into by L3 and Goldman Sachs and the fees and other amounts payable to Goldman Sachs under such engagement letter. The L3 representative also reviewed with the L3 board of directors the letter dated September 13, 2018 from Goldman Sachs that described, among other matters, Goldman Sachs’ and its core team members’ past relationships with Harris. Following discussion, the L3 board of directors unanimously ratified and approved the engagement of Goldman Sachs as L3’s financial advisor in connection with the potential combination. Representatives of Simpson Thacher then joined the meeting and reviewed with the L3 board of directors certain legal matters, including the directors’ fiduciary duties under Delaware law that would apply to all of the L3 board of directors’ deliberations with respect to the consideration of the potential combination, and discussed the importance of maintaining confidentiality in the context of exploring the potential combination. Representatives of Goldman Sachs then joined the meeting and discussed with the L3 board of directors Harris’ business and, among other matters, certain market data, preliminary financial information and analyses regarding Harris and L3, historical exchange ratios of L3’s to Harris’ shares (based upon publicly available market data) and other financial information regarding Harris and L3. After the representatives of Goldman Sachs and Simpson Thacher had left the meeting, the L3 board of directors continued to discuss the potential combination in executive session. After the meeting of the L3 board of directors, L3 and Goldman Sachs executed an engagement letter, dated as of September 13, 2018, pursuant to which Goldman Sachs was formally retained as L3’s financial advisor.

Later on September 14, 2018, Messrs. Brown and Kubasik spoke telephonically to discuss the status of the ongoing negotiations regarding the potential combination. During this discussion, Mr. Kubasik updated Mr. Brown regarding the meeting of the L3 board of directors earlier that day. Mr. Kubasik observed that the proposed governance structure for the potential combined company was not yet agreed and that the potential exchange ratio was an open issue. Messrs. Brown and Kubasik discussed next steps for finalizing the terms of the potential combination, governance arrangements for the potential combined company, and financial terms for the potential combination.

Later on September 14, 2018, Mr. Brown updated the Harris board of directors on the status of the ongoing discussions regarding, and exploration of, the potential combination.

Also on September 14, 2018, representatives of Simpson Thacher shared with representatives of Sullivan & Cromwell a term sheet, which reflected the proposed governance structure for the potential combined company that remained subject to ongoing discussion. The term sheet also reflected, among other matters, that the governance structure for the potential combined company could not be changed without the approval of a supermajority of the board of directors of the potential combined company and a majority of each of the former Harris directors and L3 directors then continuing to serve on the board of directors of the potential combined company.

On September 17, 2018, representatives of Sullivan & Cromwell, Simpson Thacher and representatives of Harris’ and L3’s senior management team discussed, among other transaction-related matters, the status, process and timing of the potential combination, including the proposed transaction structure, certain regulatory and employee benefits-related matters and the scope and process for the mutual legal due diligence to be undertaken by the parties.

On September 18, 2018 each of Harris and L3 opened confidential virtual data rooms containing due diligence information to facilitate the completion of the mutual due diligence process. Until the signing of the merger agreement, Harris and L3, with the assistance of representatives of their respective financial and legal advisors, conducted due diligence with respect to the other party.

On September 18, 2018, Messrs. Kubasik and Brown discussed various matters relating to the potential combination, including governance arrangements for the potential combined company, financial terms for the potential combination, the scope and process for the parties’ mutual due diligence and that representatives of the parties’ financial advisors should continue their discussions of valuation-related matters and the proposed exchange ratio.

Later on September 18, 2018, Mr. Brown updated the Harris board of directors on the status of the ongoing discussions regarding, and exploration of, the potential combination.

On September 20, 2018, representatives of Sullivan & Cromwell and Simpson Thacher discussed certain aspects of the potential combination, including, among other matters, the potential governance structure for the potential combined company and the scope of the mutual legal due diligence to be undertaken by each party.

On September 21, 2018, the Harris board of directors held a special meeting, which included members of Harris’ senior management and representatives of Morgan Stanley and Sullivan & Cromwell. Mr. Brown updated the Harris board of directors on the status of the ongoing discussions regarding, and exploration of, the potential combination and Messrs. Brown and Mikuen updated the Harris board of directors on the status of discussions regarding the governance arrangements of the potential combined company, on which topic the Harris board of directors provided insight, guidance and direction. In particular, the Harris board of directors expressed the view that changes to the governance structure for the potential combined company should not need to be approved by a majority of each of the former Harris directors and L3 directors then continuing to serve on the board of directors of the potential combined company, as contemplated by the September 14, 2018 term sheet, and that approval of a supermajority of the board of directors of the potential combined company was an appropriate standard and would promote cohesion in the direction of the potential combined company’s business and affairs. Mr. Brown also updated the Harris board of directors on the status of ongoing mutual due diligence and the presentations and meetings scheduled for the succeeding week. A representative of Sullivan & Cromwell reviewed with the directors their fiduciary duties under Delaware law generally and how those fiduciary duties applied in the context of considering the potential combination. A representative of Morgan Stanley discussed various preliminary financial analyses of the proposed transaction and reviewed with the Harris board of directors various exchange ratio mechanics in the context of precedent merger of equals transactions, on which topic the directors provided insight, guidance and direction. In advance of the meeting, the Harris board of directors was provided with customary relationships disclosure by Morgan Stanley, and no director expressed concern that such relationships would interfere with Morgan Stanley’s ability to continue to provide financial advisory services to Harris. At the conclusion of the meeting, following discussion, including a separate private session of the independent directors without management or outside advisors present, the Harris board of directors expressed ongoing support for continuing discussions regarding the potential combination. At this meeting, the Harris board of directors also decided to retain Paul, Weiss, Rifkind, Wharton & Garrison LLP, which is referred to as Paul Weiss, on behalf of the Harris board of directors in connection with the Harris board of directors’ ongoing consideration of the potential combination.

Later on September 21, 2018, as directed by L3’s and Harris’ senior management, respectively, representatives of Goldman Sachs and Morgan Stanley discussed the financial terms for the potential combination and various financial and valuation considerations associated with the potential combination.

On September 22, 2018, Mr. Brown contacted Mr. Kubasik telephonically to update him on the September 21, 2018 meeting of the Harris board of directors, including that Mr. Brown and the other Harris directors reviewed and discussed the September 14, 2018 term sheet of the proposed governance structure for the potential combined company.

On September 23, 2018, Mr. Kubasik and other representatives of L3’s senior management met with representatives of Goldman Sachs and Simpson Thacher to review certain due diligence materials to be provided to Harris at the due diligence meetings the following days.

On September 24, 2018 and September 25, 2018 members of Harris’ and L3’s senior management, along with representatives of Morgan Stanley, Goldman Sachs, Sullivan & Cromwell and Simpson Thacher, participated in joint meetings, due diligence informational sessions and negotiations regarding the potential combination. During these discussions, Messrs. Brown and Kubasik, together with representatives of Harris’ and L3’s senior management and Sullivan & Cromwell and Simpson Thacher, discussed, among certain other transaction-related legal matters, the September 14, 2018 term sheet regarding the potential governance structure of the potential combined company, including the composition and operation of the potential combined company and how the potential governance structure, including the succession plan, would be reflected in the organizational documents of the potential combined company for a specified period following the closing. As part of this discussion, Mr. Brown indicated that the proposed governance structure reflected in the September 14, 2018 term sheet was generally acceptable to the Harris board of directors, but that, in particular, the Harris board of directors expressed the view that changes to the governance structure for the potential combined company should not need to be approved by a majority of each of the former Harris directors and L3 directors then continuing to serve on the board of directors of the potential combined company, as contemplated by the September 14, 2018 term sheet, and that approval of a supermajority of the board of directors of the potential combined company was an appropriate standard and would promote cohesion in the direction of the potential combined company’s business and affairs. Mr. Kubasik agreed with this approach and indicated that he would discuss the proposed governance structure of the potential combined company with the L3 board of directors. Messrs. Brown and Kubasik also discussed succession planning matters, talent development matters, and the role of the board of directors of the potential combined company in directing the management of its business and affairs.

During the evening of September 24, 2018, Mr. Brown had dinner with Mr. Kubasik and Thomas A. Corcoran and Mr. Millard, two independent directors of L3. The dinner was an opportunity for the L3 directors to get to know Mr. Brown on a more personal level and to discuss his operating philosophy and his leadership and talent development philosophy. The attendees also discussed certain transaction-related matters, including potential management incentives relating to integration of the companies following any merger.

On September 25, 2018, the Compensation Committee of the L3 board of directors held a meeting, which included a member of L3’s senior management (not Mr. Kubasik) and representatives of Simpson Thacher and the committee’s compensation consultant. Mr. Millard informed the committee, among other matters, of his meeting with Mr. Brown and the proposed governance arrangements for the potential combined company, including the discussion regarding potential management incentives relating to integration of the companies following any merger. The representative of the committee’s compensation consultant, among other matters, then discussed with the directors potential terms of the compensation arrangements for Messrs. Kubasik and Brown with the potential combined company and reviewed with the directors the potential tax liability under Section 280G of the Internal Revenue Code of 1986, as amended (referred to as Section 280G), that could be triggered for Mr. Kubasik and other executives of L3 in connection with the potential combination. Following discussion, the directors concluded that the compensation and benefits for Messrs. Kubasik and Brown with the post-closing company should be at parity to reflect their shared leadership responsibilities for the potential combined company.

During the evening of September 25, 2018, Mr. Kubasik had dinner with Mr. Brown and Thomas A. Dattilo and Lewis Hay III, two independent directors of Harris. The dinner was an opportunity for the Harris directors to get to know Mr. Kubasik on a more personal level and to discuss his operating philosophy and his leadership and talent development philosophy. The attendees also discussed certain transaction-related matters, including potential management incentives relating to integration of the companies following any merger.

On September 26, 2018, as directed by Harris’ senior management, representatives of Sullivan & Cromwell sent an initial draft merger agreement to representatives of Simpson Thacher. Between September 26, 2018 and October 12, 2018 representatives of Simpson Thacher and Sullivan & Cromwell exchanged numerous drafts of the merger agreement. In the course of negotiating the terms of the merger agreement on behalf of Harris and L3, respectively, Sullivan & Cromwell and Simpson Thacher received input, guidance and direction from the board of directors and senior management of their respective clients.

On September 27, 2018, the Harris board of directors held a special meeting, which included members of Harris’ senior management and representatives of Morgan Stanley, Sullivan & Cromwell and Paul Weiss. At the meeting, Mr. Brown reviewed the status of ongoing discussions regarding the potential combination. Various members of Harris’ senior management reviewed L3’s recent and forecasted financial performance, business portfolio and operating model. Messrs. Brown and Mikuen reviewed the status of discussions regarding the proposed governance arrangements of the potential combined company, and directors provided insight, guidance and direction. Greg Taylor, Vice President of Corporate Strategy and Development of Harris, reviewed the possible strategic and financial benefits of the potential combination. Rahul Ghai, Senior Vice President and Chief Financial Officer of Harris, reviewed potential synergies that could be realized by the potential combination and illustrative pro forma financials for the potential combined company. Representatives of Morgan Stanley discussed various preliminary financial analyses of the proposed transaction. At the conclusion of the meeting, following discussion, including a separate private session of the independent directors attended by a representative of Paul Weiss, the Harris board of directors expressed its view that a potential combination was strategically compelling and could create meaningful stockholder value and expressed ongoing support for continuing discussions regarding the potential combination.

Also on September 27, 2018, the L3 board of directors met with representatives of L3’s senior management, Goldman Sachs and Simpson Thacher to discuss the potential combination. Following a discussion of the L3 board of directors in executive session, Ms. Heidi Wood, Senior Vice President, Corporate Strategy and Technology, reported to the L3 board of directors on the recent developments regarding the potential combination and reviewed with the L3 board of directors, among other matters, the status of the various transaction-related work streams. Representatives of Goldman Sachs discussed with the L3 board of directors certain market data, preliminary financial information and analyses regarding Harris and L3, historical exchange ratios of L3’s to Harris’ shares (based upon publicly available market data) and certain preliminary financial analyses regarding L3 on a standalone basis. Representatives of Goldman Sachs then discussed with the L3 board of directors certain financial information regarding Harris, including, among other such information, certain unaudited financial projections for Harris provided to L3 and Goldman Sachs by Harris. Following discussion, representatives of Simpson Thacher reviewed with the L3 board of directors the structure of the potential combination and the terms of the proposed merger agreement, including, among other aspects, the potential governance structure of the potential combined company following the closing of the merger as had been discussed and preliminarily agreed between Messrs. Kubasik and Brown, the proposed deal protection mechanisms, the level of efforts to be undertaken by each party to obtain the requisite regulatory approvals, the circumstances in which the merger agreement could be terminated and the closing conditions. The representatives of Simpson Thacher also discussed with the L3 board of directors an illustrative timeline for obtaining certain regulatory clearances. Representatives of Simpson Thacher also noted that the proposed merger agreement was still being negotiated and identified for the L3 board of directors the terms that remained subject to discussions between Harris and L3. The representatives of Simpson Thacher then provided, and discussed with, the L3 board of directors an update regarding process, scope and material findings of the ongoing legal due diligence regarding Harris that L3, with the assistance of Simpson Thacher, was conducting. The representatives of L3’s senior management, Goldman Sachs and Simpson Thacher then left the meeting, and the L3 board of directors (including Mr. Kubasik) discussed in executive session, in consultation with certain remaining representatives of L3’s senior management and Simpson Thacher, certain transaction-related employee benefit matters, including the potential terms of employment and compensation arrangements of Messrs. Brown and Kubasik with the potential combined company. Following such discussion, the L3 board of directors continued to discuss the potential combination in executive session without the remaining representatives of L3’s senior management and Simpson Thacher.

Later on September 27, 2018, Messrs. Kubasik and Brown spoke telephonically. During their conversation, Messrs. Kubasik and Brown discussed, among other items, the financial terms for the potential combination, including the measurement period that could be utilized in setting an “at-market” exchange ratio.

During September 2018, after the opening of the confidential virtual data room and substantially contemporaneously with receiving certain non-public unaudited financial projections for L3, Harris furnished to L3 and its financial advisor certain non-public unaudited financial projections for Harris, which projections Harris had previously furnished to Morgan Stanley in connection with Morgan Stanley’s engagement as financial advisor to Harris with respect to the potential combination. These projections were derived from the non-public unaudited financial projections included in Harris’ strategic plan, which Harris’ senior management reviewed with the Harris board of directors, updated as of the time they were furnished to reflect the best available estimates and judgments of Harris’ senior management at the time of preparation, including to reflect recent contracts awarded to Harris.

On October 1, 2018, the Management Development and Compensation Committee of the Harris board of directors held a meeting, which included members of Harris’ senior management (not including Mr. Brown) and representatives of Sullivan & Cromwell and representatives of an independent executive compensation consultant retained by the Management Development and Compensation Committee. At this meeting, the Harris directors and senior management, in consultation with representatives of Sullivan & Cromwell and the committee’s compensation consultant, discussed the “change in control” impact of the potential combination, the compensation peer group of the potential combined company, compensation arrangements of the chief executive officer of the potential combined company, and related topics.

Also on October 1, 2018, the Compensation Committee of the L3 board of directors held a meeting, which included members of L3’s senior management (not including Mr. Kubasik) and representatives of Simpson Thacher and the committee’s compensation consultant. At this meeting, the directors, in consultation with the representatives of Simpson Thacher and the committee’s compensation consultant, discussed, among other matters, the potential terms of compensation arrangements for Messrs. Kubasik and Brown with the potential combined company, including potential management incentives relating to integration of the companies following any merger and possible Section 280G tax issues for Mr. Kubasik and other executives of L3.

On October 2, 2018, Messrs. Brown and Kubasik spoke telephonically regarding, among other matters, the progress of the ongoing discussions and negotiations regarding the potential combination and Harris’ and L3’s respective anticipated quarterly results.

Also on October 2, 2018, representatives of Harris sent L3 a draft term sheet summarizing the terms of the employment and compensation arrangements for Messrs. Kubasik and Brown with the potential combined company. Over the course of the following days leading up to the approval of and entry into the merger agreement, representatives of L3, with the assistance of Simpson Thacher and representatives of the compensation consultant of L3’s compensation committee, and representatives of Harris, with the assistance of Sullivan & Cromwell and representatives of the compensation consultant of Harris’ compensation committee, exchanged various drafts of the term sheet and accompanying letter agreements. During these negotiations, it was agreed that, in keeping with the merger of equals structure of the potential combination, there should be parity in treatment for the benefits and compensation arrangements for Messrs. Kubasik and Brown during the period of their continued employment.

On October 3, 2018, as directed by Harris and L3 senior management, respectively, representatives of Morgan Stanley and Goldman Sachs spoke telephonically regarding the financial terms for the potential combination. During this discussion, representatives of Goldman Sachs, per guidance from L3’s senior management, indicated that setting an “at-market” exchange ratio based on a relatively short measurement period and that resulted in an exchange ratio “in the 1.30 range” might be acceptable to L3.

Also on October 3, 2018, Mr. Dattilo, Chairperson of the Management Development and Compensation Committee of the Harris board of directors, and Mr. Corcoran, a member of the Compensation Committee of the L3 board of directors, spoke telephonically regarding the employment terms and compensation arrangements that would be put in place for Messrs. Brown and Kubasik in connection with the consummation of the potential combination. Messrs. Dattilo and Corcoran held several such discussions prior to the execution of the merger agreement, including with respect to the draft letter agreements that were ultimately prepared setting forth the terms and conditions of Mr. Brown and Mr. Kubasik’s respective employment following the closing. In connection with these discussions, Messrs. Dattilo and Corcoran regularly apprised, and received guidance and insight from, the Management Development and Compensation Committee of the Harris board of directors, in the case of Mr. Dattilo, and the Compensation Committee of the L3 board of directors, in the case of Mr. Corcoran.

Also on October 3, 2018, representatives of L3’s senior management and Simpson Thacher met at L3’s headquarters to discuss, among other matters, the draft merger agreement. Later that day, Simpson Thacher shared with Sullivan & Cromwell a revised draft of the proposed merger agreement.

On October 4, 2018, the L3 board of directors (without Mr. Millard) met by telephone with representatives of L3’s senior management, Goldman Sachs and Simpson Thacher. Mr. Kubasik provided the L3 board of directors with an update on the developments since the September 27, 2018 meeting of the L3 board of directors and the ongoing discussions and negotiations regarding the potential combination. Representatives of L3’s senior management then reviewed with the L3 board of directors, among other matters, L3’s ongoing due diligence investigation regarding Harris’ business and an analysis of Harris’ pension plans. Representatives of Goldman Sachs next discussed with the L3 board of directors certain market data, preliminary financial information and analyses regarding Harris and L3, historical exchange ratios of L3’s to Harris’ shares (based upon publicly available market data) and certain preliminary financial analyses regarding Harris on a standalone basis and regarding the potential combined company on a pro forma basis. Representatives of Simpson Thacher next reported that, among other matters, they had reviewed the draft merger agreement with L3’s senior management and noted that certain aspects of the merger agreement continued to be discussed between Harris and L3 and that L3’s senior management and Simpson Thacher were confident that most of these issues would be resolved by October 9, 2018, the date of the next scheduled meeting of the L3 board of directors. The L3 board of directors then discussed in executive session (without Mr. Kubasik), in consultation with certain representatives of L3’s senior management and Simpson Thacher, certain transaction-related employee and benefits matters and the status of the ongoing discussions regarding the terms of employment and compensation arrangements of Messrs. Kubasik and Brown with the potential combined company to ensure such compensation arrangements were commensurate with their anticipated new roles and increased responsibilities for the potential combined company. Following such discussion, Mr. Kubasik again joined the meeting, and the L3 board of directors continued to discuss various aspects of the potential combination.

From October 5, 2018 until October 8, 2018, Messrs. Kubasik and Brown telephoned several times to discuss the financial terms for the potential combination (including the measurement period that could be utilized in setting an “at-market” exchange ratio), the proposed governance arrangements for the potential combined company, including their respective responsibilities as chairman and chief executive officer during the third year following the closing of the potential combination, and certain transaction-related compensation matters. During their conversation, Mr. Kubasik conveyed to Mr. Brown that, as had been previously communicated by Goldman

Sachs to Morgan Stanley, an “at-market” exchange ratio based on a relatively short measurement period that resulted in an exchange ratio “in the 1.30 range” might be acceptable to the L3 board of directors. After discussion, Messrs. Kubasik and Brown agreed on October 8, 2018, that subject to approval by the L3 board of directors and the Harris board of directors, upon completion of the potential combination, each share of L3 common stock would be exchanged for 1.30 shares of Harris common stock, which exchange ratio was consistent with the 60-trading day average exchange ratio of the two companies on the date of approval by the L3 board of directors and the Harris board of directors.

Also on October 5, 2018, representatives of Sullivan & Cromwell and Simpson Thacher discussed the draft merger agreement. As directed by L3’s senior management, representatives of Simpson Thacher sent an initial draft of the charter amendment and amended bylaws of the potential combined company to representatives of Sullivan & Cromwell. Between October 5, 2018 and October 12, 2018 representatives of Sullivan & Cromwell and Simpson Thacher exchanged numerous drafts of these documents. In the course of negotiating the terms of these documents on behalf of Harris and L3, respectively, Sullivan & Cromwell and Simpson Thacher received input, guidance and direction from the board of directors and senior management of their respective clients.

On October 6, 2018, the Harris board of directors held a special meeting in-person, which included members of Harris’ senior management and representatives of Morgan Stanley, Sullivan & Cromwell and Paul Weiss. At this meeting, Mr. Brown updated the Harris board of directors on the status of the ongoing discussions regarding, and exploration of, the potential combination. The board of directors also reviewed and discussed Mr. Brown’s potential roles and responsibilities and the potential roles and responsibilities of Mr. Kubasik, as well as the director selection process, board committees and committee composition, filling of vacancies on the board of the potential combined company and other aspects of the governance and leadership for the potential combined company. Members of Harris’ senior management also reviewed L3’s various businesses in detail with the Harris board of directors, including recent and forecasted financial performance and growth rates. Members of Harris’ senior management also reviewed with the Harris board of directors the due diligence investigations performed to date in connection with the potential combination and the key observations and findings. Representatives of Harris’ senior management also reviewed with the Harris board of directors potential cost synergies, including related to corporate-headquarters functions, IT shared services, finance shared services and other areas. The Harris board of directors also reviewed and discussed the estimated costs to achieve such synergies. Representatives of Morgan Stanley discussed various preliminary financial analyses of the proposed transaction. Representatives of Morgan Stanley reviewed with the Harris board of directors the pro forma financial profile for the potential combined company, including based on expected cost synergies as provided by Harris management, and also reviewed with the Harris board of directors certain potential stockholder value alternatives. Representatives of Sullivan & Cromwell reviewed with the Harris board of directors the terms of the merger agreement being negotiated, including, among other aspects, the structure of the potential transaction, the representations and warranties to be made by each party to the other, the interim operating covenants, necessary consents, approvals and regulatory filings, conditions to closing, deal protection mechanics, including “no shop” and related change of recommendation provisions, and termination provisions, including fees payable by a party upon a termination under specified circumstances. During the merger agreement review, the Harris board of directors provided guidance and direction to the representatives of Sullivan & Cromwell. At this meeting, the Harris board of directors discussed the message conveyed by representatives of Goldman Sachs on October 3, 2018 that an “at-market” exchange ratio based on a relatively short measurement period and that resulted in an exchange ratio “in the 1.30 range” might be acceptable to L3 and further discussed considerations associated with an exchange ratio “in the 1.30 range,” including preliminary discussions regarding the fairness of such an exchange ratio from a financial point of view, and expressed comfort with an exchange ratio “in the 1.30 range.” The Harris board of directors also expressed its continuing view that a potential combination was strategically compelling and could create meaningful stockholder value and expressed ongoing support for continuing discussions regarding the potential combination.

On October 8, 2018, in connection with the ongoing discussions regarding the potential combination, Mr. Growcock, the lead independent director of Harris at this time and Mr. Hay III, an independent director of Harris, met with Mr. Millard, L3’s lead independent director and the Chairman of the Compensation Committee of the L3 board of directors. Messrs. Growcock, Hay and Millard discussed various executive compensation and governance matters in connection with the potential combination. Messrs. Growcock and Hay updated the Harris board of directors regarding this discussion later that day, and Mr. Millard subsequently updated Mr. Kubasik regarding this discussion.

On October 9, 2018, the Compensation Committee of the L3 board of directors held a meeting, which included members of L3’s senior management (including, for a portion of such meeting, Mr. Kubasik) and representatives of Simpson Thacher and the committee’s compensation consultant. At this meeting, the representatives of Simpson Thacher reviewed and discussed with the directors and the representative of the committee’s compensation consultant, among other matters, the status of discussions regarding the compensation arrangements for Messrs. Kubasik and Brown with the potential combined company, including the draft term sheet that L3 had received from Harris on October 2, 2018.

Later on October 9, 2018, the L3 board of directors met by telephone with representatives of L3’s senior management, Goldman Sachs and Simpson Thacher. Mr. Kubasik provided the L3 board of directors with an update of the ongoing discussions and negotiations regarding the potential combination. As part of the update, representatives of L3’s senior management also reviewed with the L3 board of directors the status of the ongoing due diligence investigation that Harris and L3 conducted on each other and noted some of the key due diligence findings regarding Harris. Representatives of Goldman Sachs next reported that Messrs. Brown and Kubasik had agreed on October 8, 2018, that, subject to approval by the L3 board of directors and the Harris board of directors, upon completion of the potential combination, each share of L3 common stock would be exchanged for 1.30 shares of Harris common stock. Representatives of Goldman Sachs then discussed with the L3 board of directors, among other matters, certain market data, historical exchange ratios of L3’s to Harris’ shares (based upon publicly available market data) and other preliminary financial information and preliminary financial analyses regarding Harris and L3 and the potential combination based upon this exchange ratio. Representatives of Goldman Sachs also discussed with the L3 board of directors a summary of the estimated cost synergies to be achieved in the potential combination that had been prepared by Harris’ and L3’s senior management, including the estimated total costs to achieve such synergies. Representatives of Simpson Thacher next provided the L3 board of directors with an update regarding the terms of the proposed merger agreement, including, among other aspects, the proposed post-closing governance structure for the potential combined company, the ability of both Harris and L3 to continue to pay and increase their quarterly cash dividends during the interim period between the transaction announcement and the closing of the potential combination, the proposed deal protection mechanisms, the proposed limitations on each party’s efforts to obtain the requisite regulatory approvals, the closing conditions and the circumstances in which the merger agreement could be terminated. Representatives of Simpson Thacher then reviewed with the L3 board of directors, among other matters, the legal due diligence undertaken by L3 and Simpson Thacher in respect of Harris. The representatives of L3’s senior management (including Mr. Kubasik), Goldman Sachs and Simpson Thacher left the meeting, and the L3 board of directors continued to discuss the potential combination in executive session. Following such discussion, Mr. Kubasik and certain other representatives of L3’s senior management again joined the meeting to discuss with the L3 board of directors certain transaction-related employee benefits matters, including the status of the ongoing discussions between representatives from L3’s and Harris’ respective boards of directors regarding the terms of employment and compensation arrangements of Messrs. Kubasik and Brown which were designed to be commensurate with their anticipated new roles and increased responsibilities for the potential combined company. The representatives of L3’s senior management then left the meeting, and the L3 board of directors continued to discuss the potential combination in executive session.

On October 10, 2018, the Management Development and Compensation Committee of the Harris board of directors held a special meeting, which included members of Harris’ senior management (not including Mr. Brown) and representatives of Sullivan & Cromwell. At this meeting, the directors discussed the employment terms and compensation arrangements that would be put in place for Messrs. Brown and Kubasik in connection with the consummation of the potential combination, including draft letter agreements setting forth terms and conditions of Mr. Brown and Mr. Kubasik’s respective employment following the closing.

Also on October 10, 2018, the Compensation Committee of the L3 board of directors held a meeting, which included members of L3’s senior management (not including Mr. Kubasik) and representatives of Simpson Thacher and the committee’s compensation consultant. At this meeting, the directors discussed, in consultation with the representatives of Simpson Thacher and the committee’s compensation consultant, the status of negotiations regarding the employment terms and compensation arrangements that would be put in place for Messrs. Brown and Kubasik in connection with the consummation of the potential combination, including the proposed integration incentive opportunity to be awarded to Messrs. Brown and Kubasik.

On October 12, 2018, the Compensation Committee of the L3 board of directors held another meeting, which included members of L3’s senior management (including Mr. Kubasik) and representatives of Simpson Thacher and the committee’s compensation consultant. At this meeting, the directors discussed, among other matters, the proposed arrangements relating to the Section 280G tax liabilities for Mr. Kubasik and the employment terms and compensation arrangements that would be put in place for Messrs. Brown and Kubasik in connection with the consummation of the potential combination, including the draft letter agreements setting forth terms and conditions of Messrs. Kubasik’s and Brown’s respective employment following the closing of the potential combination.

On October 12, 2018, the Harris board of directors held a special telephonic meeting, which included members of Harris’ senior management and representatives of Morgan Stanley, Sullivan & Cromwell and Paul Weiss. Members of Harris’ senior management reviewed with the Harris board of directors an update relating to potential cost synergies and the estimated costs to achieve such synergies and the estimated timing of such synergies and costs. The Harris board of directors also reviewed and discussed the potential transaction timing and the key required regulatory approvals and consents. Members of Harris’ senior management reviewed with the Harris board of directors the due diligence performed in connection with the potential combination, including key findings and observations. Representatives of Morgan Stanley reviewed with the Harris board of directors its financial analyses of the proposed transaction. Upon the request of the Harris board of directors, Morgan Stanley orally delivered its opinion, subsequently confirmed by delivery of a written opinion dated October 12, 2018, that, as of such date, and subject to the various assumptions made, procedures followed, matters considered, and the qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to Harris, as described in the section entitled “The Merger—Opinion of Harris’ Financial Advisor” beginning on page 101. In advance of the meeting, the Harris board of directors was provided with updated customary relationships disclosure by Morgan Stanley, and no director expressed concern that such relationships would interfere with Morgan Stanley’s ability to continue to provide financial advisory services to Harris. Representatives of Sullivan & Cromwell reviewed with the Harris board of directors the terms of the merger agreement, charter amendment and bylaws of the potential combined company. Representatives of Sullivan & Cromwell also provided the Harris board of directors an update regarding the terms of the proposed merger agreement, including with respect to the proposed deal protection mechanisms and termination provisions and the antitrust approvals required to be obtained in connection with the potential combination, including the covenants related to potential divestitures in connection with obtaining such antitrust approvals. Mr. Dattilo, Chairperson of the Management Development and Compensation Committee of the Harris board of directors, reviewed with the Harris board of directors the terms of the letter agreement with Mr. Brown regarding the terms and conditions of Mr. Brown’s employment following the closing (with Mr. Brown not participating in the portion of Harris board of directors discussions regarding the proposed terms of his employment and compensation arrangements with the potential combined company). After discussion, the Harris board of directors unanimously approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement and further approved the letter agreement outlining the terms and conditions of Mr. Brown’s employment following the closing (with Mr. Brown abstaining from voting on the proposal to approve the letter agreement) and authorized the officers of Harris to take actions designed to accomplish the transaction contemplated by the merger agreement.

Also on October 12, 2018, the L3 board of directors met by telephone with representatives of L3’s senior management, Goldman Sachs and Simpson Thacher. Mr. Kubasik provided the L3 board of directors with an update of the discussions and negotiations regarding the potential combination since the October 9, 2018 meeting of the L3 board of directors. Representatives of Goldman Sachs then reviewed with the L3 board of directors financial information and analyses regarding Harris and L3 and the potential transaction. Among other things, the information and analyses indicated that the exchange ratio implied a purchase price of $200.49 per share of L3 common stock based upon the closing price per share of Harris common stock of $154.22 on October 11, 2018, and that Harris’ and L3’s senior management estimated $500 million of annual gross cost synergies expected to be realized by the potential combined company by the end of the third year following the closing of the potential combination with an estimated total investment of approximately $450 million to achieve such synergies over the same period. The L3 board of directors observed that the closing price per share of L3 common stock on October 11, 2018 was $195.18. Following discussion, the representatives of Goldman Sachs then rendered to the L3 board of directors Goldman Sachs’ opinion to the effect that, as of October 12, 2018 and based upon and subject to the limitations, qualifications and assumptions undertaken in preparing the opinion, the exchange ratio was fair from a financial point of view to the holders of L3 common stock (other than Harris and its affiliates), as described in the section entitled “The Merger—Opinion of L3’s Financial Advisor” beginning on page 108. Representatives of L3’s senior management reported, among other matters, certain site visits that representatives of L3 and Harris had undertaken as part of the companies’ mutual due diligence. Representatives of Simpson Thacher next provided the L3 board of directors with, among other matters, an update regarding the terms of the proposed merger agreement, including with respect to the proposed post-closing governance structure of the potential combined company, the proposed deal protection mechanisms and the antitrust approvals required to be obtained in connection with the potential combination. In that connection, the representatives of Simpson Thacher noted that the $590 million and $700 million termination fee payable by L3 and Harris, respectively, under certain circumstances would represent approximately 3.75% of each company’s market capitalization. Mr. Millard then followed with a report summarizing the meeting of the L3 compensation committee earlier that day. A representative of Simpson Thacher reviewed with the L3 board of directors, among other matters, the various transaction-related compensation and benefits matters discussed and recommended by the L3 compensation committee in connection with the potential combination, including the material terms of the letter agreement to be entered into with Mr. Kubasik regarding Mr. Kubasik’s employment, role and responsibility following the closing of the potential combination. Mr. Kubasik then provided the L3 board of directors with his perspectives regarding, and recommendation of, the potential combination. A discussion ensued, during which each director provided his or her perspectives regarding the merits of the potential combination. Following further discussion, the L3 board of directors unanimously voted to approve the merger agreement and the transactions contemplated thereby, including the proposed merger, and the letter agreement to be entered into with Mr. Kubasik (with Mr. Kubasik abstaining from voting on the proposal to approve the letter agreement) and authorized the officers of L3 to take actions designed to accomplish the transaction contemplated by the merger agreement.

Later during the evening of October 12, 2018, Harris and L3 executed the merger agreement, Harris and Mr. Brown executed the letter agreement outlining the terms and conditions of Mr. Brown’s employment following the closing, and L3 and Mr. Kubasik executed the letter agreement outlining the terms and conditions of Mr. Kubasik’s employment following the closing.

On Saturday, October 13, 2018, the Wall Street Journal reported that Harris and L3 were in advanced discussions to combine in a stock-for-stock transaction.

On Sunday, October 14, 2018, the execution of the merger agreement was announced in a press release jointly issued by Harris and L3.

Recommendation of the Harris Board of Directors; Harris’ Reasons for the Merger

At a special meeting held on October 12, 2018, the Harris board of directors unanimously:

•	approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger and the charter amendment, on the terms and subject to the conditions set forth in the merger agreement; and
•	recommended that the Harris stockholders vote in favor of the approval of the share issuance and vote in favor of the adoption the charter amendment on the terms and subject to the conditions set forth in the merger agreement.

ACCORDINGLY, THE HARRIS BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT HARRIS’ STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO APPROVE THE SHARE ISSUANCE AND “FOR” THE PROPOSAL TO ADOPT THE CHARTER AMENDMENT.

In reaching its decision to approve and declare advisable the merger agreement and the transactions contemplated thereby, the Harris board of directors, as described in the section entitled “The Merger—Background of the Merger” beginning on page 77, held a number of meetings, consulted with Harris’ senior management and its outside legal and financial advisors, Sullivan & Cromwell and Morgan Stanley, respectively, and considered the business, assets and liabilities, results of operations, financial performance, strategic direction and prospects of L3 and determined that the merger was in the best interests of Harris. At its meeting held on October 12, 2018, after due consideration and consultation with Harris’ senior management and outside legal and financial advisors, the Harris board of directors unanimously approved and declared advisable the merger agreement and the transactions contemplated thereby and recommended that Harris stockholders vote in favor of the approval of the share issuance and the adoption of the charter amendment.

In making its determination, the Harris board of directors focused on a number of factors, including the following:

•	the ability of the combined company to achieve scale with a well-balanced and complementary portfolio in high growth areas;
•	that Mr. Brown and Mr. Kubasik will lead the combined company following the merger and Mr. Brown has a proven track record of post-merger integration and deliverance of value through the capture of cost synergies;
•	the cultural alignment between Harris and L3, including shared values and commitment to integrity, operational excellence, customer satisfaction, innovation and stockholder value;
•	the combination is expected to generate approximately $500 million of annual gross cost synergies by the end of the third year following completion of the merger with an estimated total investment of approximately $450 million to achieve such synergies over the same period;
•	the expectation that the merger will be accretive to cash earnings per share in the first full year after completion of the merger (excluding intangibles and one-time charges);
•	the expectation that the combined company will be well-capitalized with a strong balance sheet and can realize its targeted free cash flow of $3 billion by the third year following completion of the merger;
•	the ability to create a leading aerospace and defense technology company and a top-10 defense company globally, with approximately 48,000 employees and customers in over 100 countries;
•	the combined company will be able to accelerate investment in select technologies to expand market leadership in key strategic domains in support of national security through its combined workforce of approximately 22,500 engineers and scientists;
•	the combined company’s optimized research and development portfolio and investments will help drive greater research and development productivity and innovation for customers;
•	the combined company’s technology synergies and complementary capabilities will enable pursuits in new domains and opportunities for enhanced revenue as a mission solutions prime;
•	the structure of the transaction as a merger of equals, including the governance terms in the merger agreement providing that:
•	the board of directors of the combined company will include equal representation from each of the two companies;
•	the chief executive officers of each of Harris and L3 prior to the effective time of the merger will have key leadership positions in the combined company and there is a structured succession process that is designed to facilitate an orderly leadership transition;
•	Harris’ chief executive officer prior to the effective time of the merger will be the chief executive officer of the combined company as of the effective time until the second anniversary of the closing;
•	Harris’ chief executive officer prior to the effective time of the merger will be the executive chairman of the board of directors of the combined company as of the effective time until the third anniversary of the closing;
•	any change to the governance provisions, including those described in the four immediately preceding bullets would require the affirmative vote of at least 75% of the members of the board of directors of the combined company, and the belief of Harris’ board of directors that these arrangements would reasonably assure the continuity of the management and oversight of the combined company following completion of the merger and allow a strong management team drawn from both Harris and L3 to work together to integrate the two companies;

•	the combined company’s name will reference the names of both Harris and L3; and
•	as of the effective time, the headquarters of the combined company will be in Melbourne, Florida;
•	the exchange ratio and that the exchange ratio is fixed, with no adjustment in the merger consideration to be received by L3 stockholders as a result of possible increases or decreases in the trading price of Harris’ stock following the announcement of the merger;
•	the resulting percentage ownership interest that current Harris stockholders would have in the combined company following the merger;
•	the fact that the merger agreement permits Harris to continue to make its regular quarterly cash dividends of $0.685 per share of Harris common stock for each quarterly period for the year ended June 28, 2019 and up to $0.74 per share of Harris common stock for each quarterly period for the year ending June 30, 2020;
•	historical information concerning Harris’ and L3’s respective businesses, financial condition, results of operations, earnings, trading prices, technology positions, managements, competitive positions and prospects on a stand-alone basis and forecasted combined basis;
•	the results of the due diligence review of L3 and its business, including with respect to legal, accounting, tax and human resources matters, conducted by Harris and its advisors;
•	the current and prospective business environment in which Harris and L3 operate, including international, national and local economic conditions, the competitive and regulatory environment, current and anticipated defense spending by the United States government and the likely effect of these factors on Harris and the combined company;
•	the recommendation of Harris’ senior management in favor of the merger;
•	the alternatives reasonably available to Harris, including a merger of equals with another company inside or outside of the aerospace and defense industry, an acquisition of a smaller company, continuation on a stand-alone basis or sale of the company;
•	the ability of the Harris stockholders to approve or reject the merger by voting on the share issuance and the charter amendment;
•	the impact of the merger on the customers and employees of Harris;
•	the belief of Harris’ management that the merger would be approved by the requisite authorities, without the imposition of conditions sufficiently material to preclude the merger, and would otherwise be consummated in accordance with the terms of the merger agreement;
•	the oral opinion of Morgan Stanley, subsequently confirmed by delivery of a written opinion dated October 12, 2018, that, as of such date, and subject to the various assumptions made, procedures followed, matters considered, and the qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the exchange ratio was fair, from a financial point of view, to Harris, as more fully described under the section entitled “The Merger—Opinion of Harris’ Financial Advisor” beginning on page 101 and the full text of the written opinion of Morgan Stanley, which is attached as Annex C to this joint proxy statement/prospectus;
•	the review by the Harris board of directors with its advisors of the structure of the proposed merger and the financial and other terms of the merger agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination provisions as well as the likelihood of consummation of the proposed transactions and the evaluation of Harris’ board of directors of the likely time period necessary to complete the merger. The Harris board of directors also considered the following specific aspects of the merger agreement:
•	the nature of the closing conditions included in the merger agreement, including the reciprocal exceptions to the events that would constitute a material adverse effect on either Harris or L3 for purposes of the merger agreement, as well as the likelihood of satisfaction of all conditions to completion of the transactions;

•	the representations and warranties of Harris and L3, as well as the interim operating covenants requiring the parties to conduct their respective businesses in the ordinary course prior to completion of the merger, subject to specific limitations, are generally reciprocal;
•	the requirement to use reasonable best efforts to obtain approvals or clearances by applicable competition authorities, including by divesting assets, holding separate assets or otherwise taking any other action that would limit Harris’ or L3’s freedom of action, except to the extent that such action would reasonably be expected to be materially adverse to Harris, L3 and their subsidiaries (taken as a whole) after giving effect to the merger;
•	the restrictions in the merger agreement on L3’s ability to respond to and negotiate certain alternative transaction proposals from third parties, the requirement that L3 pay Harris a $590 million termination fee if the merger agreement is terminated under certain circumstances and the inability of L3 to terminate the merger agreement in connection with a change of recommendation by the L3 board of directors;
•	Harris’ right to engage in negotiations with, and provide information to, a third party that makes an unsolicited written bona fide proposal relating to an alternative proposal, if the Harris board of directors has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such proposal constitutes or could reasonably be expected to result in a transaction that is superior to the proposed transaction with L3 and the failure to take such action would be inconsistent with its directors’ fiduciary duties; and
•	the right of Harris’ board of directors to change its recommendation to Harris stockholders to vote “FOR” the share issuance proposal and the charter amendment proposal if a superior proposal is available or an intervening event has occurred so long as the Harris board of directors has determined in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to take such action would reasonably be expected to be inconsistent with its directors’ fiduciary duties, subject to certain conditions (including taking into account any modifications to the terms of the merger agreement and, in connection with the termination of the merger agreement, Harris being obligated to pay L3 a termination fee of $700 million if the merger agreement is terminated in certain circumstances as described in the section entitled “The Merger Agreement—Termination Fees” beginning on page 149).

The Harris board of directors weighed these advantages and opportunities against a number of potentially negative factors in its deliberations concerning the merger agreement and the merger, including:

•	the risk that the merger might not receive all necessary regulatory approvals, or that any governmental entity could require the divestiture of significant assets or businesses or impose other restrictions as conditions to its approval; see the section entitled “The Merger—Regulatory Approvals” beginning on page 119;
•	the risk that, because the exchange ratio under the merger agreement would not be adjusted for changes in the market price of Harris common stock or L3 common stock, the value of the shares of Harris common stock to be issued to holders of shares of L3 common stock upon the consummation of the merger could be significantly more than the value of such shares immediately prior to the announcement of the proposed merger;
•	the risk that L3’s financial performance may not meet Harris’ expectations;
•	the difficulties and management challenges inherent in completing the merger and integrating the businesses, operations and workforce of L3 with those of Harris and the possibility of encountering difficulties in achieving expected growth and cost savings;
•	the possible diversion of management attention for an extended period of time during the pendency of the merger and, following closing, the integration of the two companies;
•	the provisions of the merger agreement which prohibit Harris from soliciting or entertaining other acquisition offers and the potential payment to L3 by Harris of a termination fee of $700 million, as described in the section entitled “The Merger Agreement—Termination Fees” beginning on page 149;

•	the risk that the $590 million termination fee to which Harris may be entitled, subject to the terms and conditions of the merger agreement, in the event L3 terminates the agreement in certain circumstances may not be sufficient to compensate Harris for the harm it might suffer as a result of such termination;
•	the potential for litigation relating to the proposed merger and the associated costs, burden and inconvenience involved in defending those proceedings;
•	the potential difficulties in retaining key personnel of Harris and L3 following announcement of the merger;
•	the potential effect of the merger on overall business of Harris, including its relationships with customers, suppliers and regulators;
•	the risk that Harris stockholders or L3 stockholders, as applicable, may vote down the proposals at the Harris stockholder meeting or L3 stockholder meeting;
•	that certain provisions of the merger agreement, although reciprocal, may have the effect of discouraging alternative proposals involving Harris;
•	the substantial costs to be incurred in connection with the merger, including those incurred regardless of whether the merger is consummated;
•	terms of the merger agreement which restrict Harris’ abilities to operate its business outside of the ordinary course before the closing of the merger; and
•	the risks of the type and nature described in the section entitled “Risk Factors” beginning on page 42 and the matters described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 40.

The Harris board of directors considered all of these factors as a whole and, on balance, concluded that it supported a favorable determination to enter into the merger agreement.

In addition, the Harris board of directors was aware of and considered the interests of its directors and executive officers that are different from, or in addition to, the interests of Harris stockholders generally, including the treatment of Harris stock options and other equity awards held by such directors and executive officers in the merger described in the section entitled “Interests of Harris’ Directors and Executive Officers in the Merger” beginning on page 163 and Harris’ agreement to indemnify Harris directors and officers against certain claims and liabilities.

The foregoing discussion of the information and factors that the Harris board of directors considered is not intended to be exhaustive, but rather is meant to include the material factors that the Harris board of directors considered. The Harris board of directors collectively reached the conclusion to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement in light of the various factors described above and other factors that the members of the Harris board of directors believed were appropriate. In view of the complexity and wide variety of factors, both positive and negative, that the Harris board of directors considered in connection with its evaluation of the merger, the Harris board of directors did not find it practical, and did not attempt, to quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Harris board of directors. In considering the factors discussed above, individual directors may have given different weights to different factors.

The foregoing description of Harris’ consideration of the factors supporting the merger is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 40.

Recommendation of the L3 Board of Directors; L3’s Reasons for the Merger

At a meeting held on October 12, 2018, the L3 board of directors unanimously:

•	determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, L3 and its stockholders;

•	approved and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement;
•	directed the merger agreement be submitted for adoption at a meeting of L3 stockholders; and
•	recommended that the L3 stockholders adopt the merger agreement.

ACCORDINGLY, THE L3 BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT L3’S STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO ADOPT THE MERGER AGREEMENT.

In reaching its decision to approve and declare advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement, the L3 board of directors, as described in the section entitled “The Merger—Background of the Merger” beginning on page 77, held a number of meetings, consulted with L3’s senior management and its outside legal and financial advisors, Simpson Thacher and Goldman Sachs, respectively, and considered the business, assets and liabilities, results of operations, financial performance, strategic direction and prospects of L3 and Harris and determined that the merger was in the best interests of L3. At its meeting held on October 12, 2018, after due consideration and consultation with L3’s senior management and outside legal and financial advisors, the L3 board of directors unanimously approved and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement and recommended that L3 stockholders vote in favor of the adoption of the merger agreement.

In making its determination, the L3 board of directors focused on a number of factors, including the following:

•	the unique opportunity to combine two complementary businesses with complementary franchises and extensive technology portfolios which would enable the combined company to accelerate innovation and expand its capabilities across multiple platforms;
•	that Mr. Kubasik and Mr. Brown will lead the combined company following the merger;
•	the cultural alignment between L3 and Harris, including shared values and commitment to integrity, operational excellence, customer satisfaction, innovation and stockholder value;
•	the expectation that, with the increased scale, the combined company would be able to invest more in research and development and that the combined company would enable it to accelerate innovation and expand leadership in key strategic domains;
•	the importance of scale in the competitive market environments in which L3 and Harris operate, and the potential for the merger to enhance the combined company’s ability to compete effectively in those environments;
•	the expectation that the combined company will deliver long-term operating improvement, with greater potential for earnings expansion;
•	the expectation that the transactions would deliver approximately $500 million of annual gross cost synergies by the end of the third year following completion of the of the merger with an estimated total investment of approximately $450 million to achieve such synergies over the same period;
•	the expectation that the combined company will be well-capitalized with a strong balance sheet and can realize its targeted free cash flow of $3 billion by the third year following completion of the merger;
•	the ability to create an aerospace and defense “sixth prime” technology company and a top-10 defense company globally, with approximately 48,000 employees and customers in over 100 countries;
•	the structure of the transaction as a merger of equals, including the governance terms in the merger agreement providing that:
•	the board of directors of the combined company will include equal representation from each of the two companies;
•	the chief executive officers of each of L3 and Harris prior to the effective time of the merger will have key leadership positions in the combined company and there is a structured succession process that is designed to facilitate an orderly leadership transition;

•	L3’s chief executive officer prior to the effective time of the merger will be the president and chief operating officer of the combined company with oversight over operational functions;
•	the combined company’s board of directors will have a lead independent director to be designated by L3;
•	any change to the governance provisions, including those described in the four immediately preceding bullets would require the affirmative vote of at least 75% of the members of the board of directors of the combined company, and the belief of L3’s board of directors that these arrangements would reasonably assure the continuity of the management and oversight of the combined company following completion of the merger and allow a strong management team drawn from both L3 and Harris to work together to integrate the two companies; and
•	the combined company’s name will reference the names of both L3 and Harris;
•	that the exchange ratio of 1.30 shares of Harris common stock for each share of L3 common stock is fixed, consistent with the principles underlying the merger of equals structure for the transaction;
•	the resulting percentage ownership interest that current L3 stockholders would have in the combined company following the merger;
•	that the merger agreement permits L3 to continue to make its regular quarterly cash dividends of $0.80 per share of L3 common stock for each quarterly period for the year ended December 13, 2018 and up to $0.85 per share of L3 common stock for each quarterly period for the year ended December 31, 2019, which dividends will not result in any adjustment to the exchange ratio;
•	the historical and projected financial information concerning L3’s business, financial performance and condition, results of operations, earnings, competitive position and prospects as a stand-alone company;
•	the information and discussions with L3’s senior management and outside advisors regarding Harris’ business, assets, financial condition, results of operations, current business strategy and prospects, including the projected long-term financial results of Harris as a stand-alone company, the size and scale of the combined company and the expected pro forma effect of the proposed merger on the combined company;
•	the current and prospective business environment in which L3 and Harris operate, including international, national and local economic conditions, the competitive and regulatory environment, current and anticipated defense spending by the United States government and the likely effect of these factors on L3 and the combined company;
•	the recommendation of L3’s senior management in favor of the merger;
•	that the merger and the all-stock consideration offered in connection therewith provide L3 stockholders with an opportunity to participate in the equity value of the combined company, including future growth and the expected cost synergies resulting from the merger;
•	the ability of the L3 stockholders to approve or reject the merger by voting on the adoption of the merger agreement;
•	the impact of the merger on the customers and employees of L3;
•	the belief of L3’s senior management that the merger would be approved by the requisite authorities, without the imposition of conditions sufficiently material to preclude the merger, and would otherwise be consummated in accordance with the terms of the merger agreement;
•	the analyses and presentations of Goldman Sachs and its oral opinion, subsequently confirmed in writing, to the L3 board of directors that, as of October 12, 2018 and based upon and subject to the factors and assumptions set forth therein, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders (other than Harris and its affiliates) of L3 common stock, as more fully described under the section entitled “The Merger—Opinion of L3’s Financial Advisor” beginning on page 108 and the full text of the written opinion of Goldman Sachs, which is attached as Annex D to this joint proxy statement/prospectus;

•	the expected tax-free treatment of the merger for U.S. federal income tax purposes, as more fully described in the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 178, and the expectation that the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended; and
•	the review by the L3 board of directors with its advisors of the structure of the proposed merger and the financial and other terms of the merger agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination provisions as well as the likelihood of consummation of the proposed transactions and the evaluation of L3’s board of directors of the likely time period necessary to complete the merger. The L3 board of directors also considered the following specific aspects of the merger agreement:
•	the nature of the closing conditions included in the merger agreement, including the reciprocal exceptions to the events that would constitute a material adverse effect on either L3 or Harris for purposes of the merger agreement, as well as the likelihood of satisfaction of all conditions to completion of the transactions;
•	that the representations and warranties of L3 and Harris, as well as the interim operating covenants requiring the parties to conduct their respective businesses in the ordinary course prior to completion of the merger, subject to specific limitations, are generally reciprocal;
•	the requirement to use reasonable best efforts to obtain approvals or clearances by applicable competition authorities, including by divesting assets, holding separate assets or otherwise taking any other action that would limit L3’s or Harris’ freedom of action, except to the extent that such action would reasonably be expected to be materially adverse to L3, Harris and their subsidiaries (taken as a whole) after giving effect to the merger;
•	the restrictions in the merger agreement on Harris’ ability to respond to and negotiate certain alternative transaction proposals from third parties, the requirement that Harris pay L3 a $700 million termination fee if the merger agreement is terminated under certain circumstances and the inability of Harris to terminate the merger agreement in connection with a change of recommendation by the Harris board of directors;
•	L3’s right to engage in negotiations with, and provide information to, a third party that makes an unsolicited written bona fide proposal relating to an alternative proposal, if the L3 board of directors has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such proposal constitutes or could reasonably be expected to result in a transaction that is superior to the proposed transaction with Harris and the failure to take such action would be inconsistent with its directors’ fiduciary duties; and
•	the right of L3’s board of directors to change its recommendation to L3 stockholders to vote “FOR” the L3 merger agreement proposal if a superior proposal is available or an intervening event has occurred so long as the L3 board of directors has determined in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to take such action would reasonably be expected to be inconsistent with its directors’ fiduciary duties, subject to certain conditions (including taking into account any modifications to the terms of the merger agreement and, in connection with the termination of the merger agreement, L3 being obligated to pay Harris a termination fee of $590 million if the merger agreement is terminated in certain circumstances as described in the section entitled “The Merger Agreement—Termination Fees” beginning on page 149).

The L3 board of directors weighed these advantages and opportunities against a number of potentially negative factors in its deliberations concerning the merger agreement and the merger, including:

•	the risk that Harris’ financial performance may not meet L3’s expectations;
•	the difficulties and management challenges inherent in completing the merger and integrating the business, operations and workforce of Harris with those of L3 and the risk of not capturing all of the anticipated cost synergies and the risk that other anticipated benefits of the merger might not be realized;

•	the amount of time it could take to complete the merger, including that completion of the merger depends on factors outside of L3’s or Harris’ control, and the risk that the pendency of the merger for an extended period of time following the announcement of the execution of the merger agreement could have an adverse impact on L3 and Harris, including their respective customer, supplier and other business relationships;
•	the possible diversion of management attention for an extended period of time during the pendency of the merger;
•	the risk that, despite the retention efforts of L3 and Harris prior to the consummation of the merger, the combined company may lose key personnel;
•	the risk that changes in the regulatory landscape or new industry developments, including changes in consumer preferences, may adversely affect the business benefits anticipated to result from the merger;
•	the provisions of the merger agreement which prohibit L3 from soliciting or entertaining other acquisition offers and the potential payment to Harris by L3 of a termination fee of $590 million, as described in the section entitled “The Merger Agreement—Termination Fees” beginning on page 149;
•	the risk that the $700 million termination fee to which L3 may be entitled, subject to the terms and conditions of the merger agreement, in the event Harris terminates the agreement in certain circumstances may not be sufficient to compensate L3 for the harm it might suffer as a result of such termination;
•	the potential for litigation relating to the proposed merger and the associated costs, burden and inconvenience involved in defending those proceedings;
•	that certain provisions of the merger agreement, although reciprocal, may have the effect of discouraging alternative proposals involving L3;
•	the restrictions in the merger agreement on the conduct of L3’s business during the period between execution of the merger agreement and the consummation of the merger, including that L3 must conduct its business only in the ordinary course, subject to specific limitations, which could negatively impact L3’s ability to pursue certain business opportunities or strategic transactions;
•	the risk that L3 stockholders or Harris stockholders, as applicable, may vote down the proposals at the L3 stockholder meeting or Harris stockholder meeting;
•	the risk that regulatory agencies may delay, object to and challenge the merger or may impose terms and conditions in order to resolve those objections that adversely affect the financial results of L3; see the section entitled “The Merger—Regulatory Approvals” beginning on page 119;
•	the potential that the fixed exchange ratio under the merger agreement could result in L3 delivering greater value to the Harris stockholders than had been anticipated by L3 should the value of the shares of L3 common stock increase relative to the value of Harris common stock from the date of the execution of the merger agreement;
•	the transaction costs to be incurred in connection with the proposed merger; and
•	the risks of the type and nature described in the section entitled “Risk Factors” beginning on page 42 and the matters described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 40.

The L3 board of directors considered all of these factors as a whole and, on balance, concluded that it supported a favorable determination to approve the merger agreement and to make its recommendations to the L3 stockholders.

In addition, the L3 board of directors was aware of and considered the interests of its directors and executive officers that are different from, or in addition to, the interests of L3 stockholders generally, including the treatment of L3 stock options and other equity awards held by such directors and executive officers in the merger described in the section entitled “Interests of L3’s Directors and Executive Officers in the Merger” beginning on page 171 and the obligation of the combined company to indemnify L3 directors and officers against certain claims and liabilities.

The foregoing discussion of the information and factors that the L3 board of directors considered is not intended to be exhaustive, but rather is meant to include the material factors that the L3 board of directors considered. The L3 board of directors collectively reached the conclusion to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement in light of the various factors described above and other factors that the members of the L3 board of directors believed were appropriate. In view of the complexity and wide variety of factors, both positive and negative, that the L3 board of directors considered in connection with its evaluation of the merger, the L3 board of directors did not find it practical, and did not attempt, to quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the L3 board of directors. In considering the factors discussed above, individual directors may have given different weights to different factors.

The foregoing description of L3’s consideration of the factors supporting the merger is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 40.

Opinion of Harris’ Financial Advisor

Harris retained Morgan Stanley to provide it with financial advisory services in connection with the merger. Harris selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s reputation as a highly regarded investment bank, substantial knowledge of the defense industry, familiarity with Harris and extensive experience in providing financial advice in connection with merger of equals transactions. As part of this engagement, Harris requested that Morgan Stanley provide an opinion as to the fairness, from a financial point of view, of the exchange ratio to Harris. In connection with the Harris board of directors’ consideration of the merger, Morgan Stanley rendered to the Harris board of directors at its meeting on October 12, 2018, its oral opinion, subsequently confirmed by delivery of a written opinion dated October 12, 2018, that, as of such date, and subject to the various assumptions made, procedures followed, matters considered, and the qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Harris.

The full text of Morgan Stanley’s written opinion, dated October 12, 2018, which sets forth the assumptions made, procedures followed, matters considered, and the qualifications and limitations on the scope of review undertaken by Morgan Stanley in rendering its opinion, is attached to this joint proxy statement/prospectus as Annex C and is incorporated into this joint proxy statement/prospectus by reference. The description of Morgan Stanley’s opinion set forth below is qualified in its entirety by reference to the full text of Morgan Stanley’s opinion. You are encouraged to read Morgan Stanley’s opinion and this section carefully and in their entirety.

Morgan Stanley’s opinion was directed to the Harris board of directors for the information of the Harris board of directors (in its capacity as such) and addressed only the fairness as of the date of such opinion, from a financial point of view, of the exchange ratio pursuant to the merger agreement to Harris. Morgan Stanley’s opinion did not address any other aspects or implications of the merger. Morgan Stanley’s opinion did not in any manner address the price at which the L3 Harris common stock would trade following the consummation of the merger or at any time, and Morgan Stanley expressed no opinion or recommendation to the stockholders of Harris and L3 as to how such stockholders should vote or act with respect to the merger or any matter relating thereto.

For purposes of rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of Harris and L3, respectively;
•	reviewed certain internal financial statements and other financial and operating data concerning Harris and L3, respectively;

•	reviewed certain financial projections prepared by the management of Harris, which are referred to as the financial projections by Harris, and certain financial projections prepared by the management of L3, which are referred to as the financial projections by L3 and together with the financial projections by Harris are collectively referred to as the management projections. Such management projections are more fully described in the sections entitled “The Merger—Harris Unaudited Financial Projections” beginning on page 114 and “The Merger—L3 Unaudited Financial Projections” beginning on page 116;
•	reviewed certain information prepared by the management of Harris relating to certain strategic, financial and operational benefits anticipated from the merger, as more fully described in the section entitled “The Merger—Certain Estimated Synergies” beginning on page 118, which are referred to as the estimated synergies;
•	discussed the past and current operations and financial condition and the prospects of L3, including certain information prepared by the management of Harris relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of L3;
•	discussed the past and current operations and financial condition and the prospects of Harris, including certain information prepared by the management of Harris relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of Harris;
•	reviewed the pro forma impact of the merger on Harris’ earnings per share and certain financial ratios;
•	reviewed the reported prices and trading activity for Harris common stock and L3 common stock;
•	compared the financial performance of Harris and L3 and the prices and trading activity of Harris common stock and L3 common stock with that of certain other publicly-traded companies comparable with Harris and L3, respectively, and their securities;
•	reviewed the financial and other terms, to the extent publicly available, of certain comparable merger transactions;
•	participated in certain discussions and negotiations among representatives of Harris and L3 and their financial and legal advisors;
•	reviewed the merger agreement and certain related documents; and
•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by Harris and L3, and formed a substantial basis for its opinion. At the direction of Harris, Morgan Stanley’s analyses relating to the business and financial prospects of Harris and L3 for purposes of the Morgan Stanley opinion were made on the bases of the management projections and certain information prepared by the management of Harris relating to the estimated synergies. With respect to such management projections, including the information relating to the estimated synergies, Morgan Stanley assumed, with the consent of Harris, that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Harris and L3 of the future financial performance of Harris and L3, respectively, and of the strategic, financial and operational benefits anticipated to result from the merger. Morgan Stanley expressed no view as to those certain financial projections prepared by the management of Harris and L3 and that certain information prepared by the management of Harris relating to certain strategic, financial and operational benefits anticipated from the merger, nor the assumptions on which they were based. In addition, Morgan Stanley assumed, with the consent of Harris, that the merger will be consummated in accordance with all applicable laws and regulations and in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the merger will be treated as a tax-free reorganization pursuant to the Code, and that the definitive merger agreement would not differ in any material respect from the draft thereof furnished to Morgan Stanley. Morgan Stanley assumed, with the consent of Harris, that in connection with the receipt of any governmental, regulatory or other approvals, consents or agreements required in connection with the proposed merger, no delays, limitations, conditions or restrictions would be imposed that would have a material adverse effect on Harris, L3 their respective subsidiaries or the contemplated benefits expected to be derived in the proposed merger. Morgan Stanley noted that it was not a legal, tax or regulatory advisor. Morgan Stanley noted that it is a financial advisor only and relied upon, without independent verification, the assessment of Harris and L3 and their legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of L3’s officers, directors or employees, or any class of such persons, relative to the consideration to be paid to the holders of shares of L3 common stock in the transaction (other than holders of the excluded shares). Morgan Stanley was not requested to make, and did not make, any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of Harris or L3, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of its opinion. Events occurring after the date of Morgan Stanley’s opinion may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Morgan Stanley’s opinion was limited to the fairness, from a financial point of view to Harris, of the exchange ratio. Morgan Stanley did not express any view on, and the Morgan Stanley opinion did not address, any other term or aspect of the merger agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection therewith, other than the fairness, from a financial point of view to Harris, of the exchange ratio. Morgan Stanley was not requested to opine as to, and the Morgan Stanley opinion did not in any manner address, Harris’ underlying business decision to proceed with or effect the transactions contemplated by the merger agreement, or the likelihood that the merger is consummated. Morgan Stanley’s opinion did not address the relative merits of the merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving Harris.

Summary of Financial Analyses

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion to the Harris board of directors, both provided as of October 12, 2018. The following summary is not a complete description of the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 10, 2018. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole. Assessing any portion of such analyses and of the factors reviewed, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. Furthermore, mathematical analysis is not in itself a meaningful method of using the data referred to below.

In performing the financial analyses summarized below and in arriving at its opinion, at the direction of the management of Harris, Morgan Stanley utilized and relied upon certain management projections which were prepared and provided by the respective management of Harris and L3. In addition, Morgan Stanley utilized and relied upon the number of issued and outstanding shares of Harris and L3, as provided by Harris and L3 management. For further information regarding the management projections, see the sections entitled “The Merger—Harris Unaudited Financial Projections” beginning on page 114 and “The Merger—L3 Unaudited Financial Projections” beginning on page 116.

Comparable Companies Analysis

Morgan Stanley performed a comparable company trading analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed certain financial information, valuation multiples and market trading data relating to Harris, L3 and selected publicly traded companies that Morgan Stanley believed, based on its professional judgement and experience with companies in the defense industry, to be similar to Harris and L3 for purposes of this analysis. Financial data of the selected companies were based on S&P Capital IQ, Thomson Reuters Estimates, public filings and other publicly available information. Financial data of Harris and L3 were based on the management projections of Harris and L3, respectively. “P/E Ratio” refers to the ratio of the market price of a company’s stock to its earnings per share. “FCF Yield” refers to a company’s levered free cash flows as a percentage of that company’s total market capitalization. “EBITDA” refers to earnings before interest, taxes, depreciation and amortization. Certain of the foregoing terms are used throughout this summary of financial analyses.

Morgan Stanley reviewed data including the P/E Ratio and FCF Yield as a multiple of estimated calendar year 2019 earnings per share and levered free cash flow for Harris, L3 and each of the following five selected publicly traded companies in the defense industry, which are referred to as the comparable companies:

•	The Boeing Company;
•	General Dynamics Corporation;
•	Lockheed Martin Corporation;
•	Northrop Grumman Corporation; and
•	The Raytheon Company.

The results of the analysis for the comparable companies are as indicated in the following table:

Metric	Median
CY2019E P/E Ratio	17.2x
CY2019E FCF Yield	6.4%

Based on the foregoing, as well as Morgan Stanley’s professional judgment, Morgan Stanley applied trading multiple ranges of (a) CY2019 P/E Ratio of 17.0x to 20.0x and 16.0x to 19.0x for Harris and L3, respectively, to their respective projected CY2019 earnings per share and (b) CY2019 FCF Yield of 5.25% to 6.25% and 5.75% to 6.75% for Harris and L3, respectively, to their respective projected CY2019 levered free cash flows. These calculations resulted in the below ranges of implied equity value per share for Harris and L3 (rounded to the nearest dollar):

Range of Implied Equity Value Per Share
Company	CY2019 P/E Ratio	CY2019 FCF Yield
Harris	$141 to $166	$138 to $163
L3	$190 to $225	$191 to $224

Applying the foregoing CY2019E P/E Ratio analyses, Morgan Stanley then calculated the implied equity exchange ratio by (a) dividing the low end of the foregoing range for the L3 common stock of $190 by the high end of the range for the Harris common stock of $166, and (b) dividing the high end of the range for the L3 common stock of $225 by the low end of the range for the Harris common stock of $141. This analysis indicated a range of implied exchange ratios of approximately 1.14x to 1.60x.

Applying the foregoing CY2019E FCF Yield analyses, Morgan Stanley then calculated the implied equity exchange ratio (a) dividing the low end of the foregoing range for the L3 common stock of $191 by the high end of the range for the Harris common stock of $163, and (b) dividing the high end of the range for the L3 common stock of $224 by the low end of the range for the Harris common stock of $138. This analysis indicated a range of implied exchange ratios of approximately 1.17x to 1.63x.

No company utilized in the comparable companies analysis is identical to Harris or L3 and hence the foregoing summary and underlying financial analyses involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Harris and L3 were compared, respectively. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Harris and L3, such as the impact of competition on the businesses of Harris and L3 and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Harris and L3 or the industry or in the financial markets in general. Mathematical analysis is not in itself a meaningful method of using selected company data.

Discounted Equity Value Analysis

Morgan Stanley performed an analysis of the implied present value of the future stock prices and dividend payments of Harris and L3, which is designed to provide insight into a theoretical estimate of the future implied value of a company’s common equity as a function of such company’s estimated future earnings and a theoretical range of trading multiples. The resulting estimated future implied value is subsequently discounted back to the present day at the company’s cost of equity in order to arrive at an illustrative estimate of the present value for the company’s theoretical future implied stock price.

Harris: Morgan Stanley calculated ranges of implied equity values per share of Harris common stock as of September 30, 2018. Morgan Stanley calculated the future equity value per share of Harris common stock as of June 30, 2020 by applying a range of P/E Ratios of 18.0x to 22.0x (reflecting normalized ratios consistent with Harris’ historical trading range) to Harris’ fiscal year 2021 estimated earnings per share, as provided by Harris management. Morgan Stanley discounted the resulting future equity values per share and dividends per share based on Harris management projections to September 30, 2018 using a discount rate equal to the Harris cost of equity of 8.9% (as calculated by Morgan Stanley based on the capital asset pricing model). Morgan Stanley derived an implied discounted equity value per share range of approximately $156 to $190.

L3: Morgan Stanley calculated ranges of implied equity values per share of L3 common stock as of September 30, 2018. Morgan Stanley calculated the future equity value per share of L3 common stock as of December 31, 2020 by applying a range of P/E Ratios of 17.0x to 21.0x (reflecting normalized ratios consistent with L3’s historical trading range) to L3’s calendar year 2021 estimated earnings per share, as provided by L3 management. Morgan Stanley discounted the resulting future equity values per share and dividends per share based on L3 management projections to September 30, 2018 using a discount rate equal to the L3 cost of equity of 9.3% (as calculated by Morgan Stanley based on the capital asset pricing model). Morgan Stanley derived an implied discounted equity value per share range of approximately $214 to $262.

Implied Exchange Ratio. Applying the foregoing analyses, Morgan Stanley then calculated the implied exchange ratio by (a) dividing the high end of the foregoing range for the L3 common stock of $262 by the low end of the range for the Harris common stock of $156, and (b) by dividing the low end of the range for the L3 common stock of $214 by the high end of range for the Harris common stock of $190. This analysis indicated a range of implied exchange ratios of approximately 1.12x to 1.68x.

Morgan Stanley noted that this is an illustrative analysis only and not a prediction of future trading.

Discounted Cash Flow Analysis

Morgan Stanley conducted a discounted cash flow analysis for the purpose of determining an implied equity value per share for Harris common stock and L3 common stock. A discounted cash flow analysis is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of a company. “EBITA” refers to earnings before interest, taxes and intangible amortization.

Harris: Morgan Stanley performed a discounted cash flow analysis of Harris using information contained in the financial projections by Harris to calculate ranges of the implied equity value per share of Harris as of September 30, 2018. Morgan Stanley, in performing its discounted cash flow analysis, calculated the unlevered free cash flows for fiscal years 2019 (nine-month stub period) through 2023 as earnings before interest and taxes, which is referred to as EBIT, (a) adding back certain intangible amortization costs, adjusting for the impact of ASU 2017-07, and deducting cash taxes to reflect EBITA on an after-tax basis, then (b) adding back or deducting, as applicable, depreciation and other amortization, accrued expenses and deferred taxes, certain contingency cash flows, changes in net working capital and capital expenditures. Morgan Stanley calculated terminal values for Harris by applying a perpetual growth rate of 3.0%, based on Morgan Stanley’s professional judgment, to the normalized unlevered free cash flow of Harris for fiscal year 2023. Morgan Stanley then applied a range of discount rates from 7.4% to 8.7%, which were chosen by Morgan Stanley based on the weighted average costs of capital, which is referred to as WACC, of Harris and Morgan Stanley’s professional judgement, to calculate the present value of the range of terminal values and unlevered free cash flows of Harris as of September 30, 2018, adjusted for Harris’ net debt as of September 30, 2018, as provided by Harris management, to calculate an implied price per share of approximately $146 to $195, which gives effect to the dilutive impact of restricted stock units, performance units and stock options using the treasury stock method, all as of October 10, 2018 per Harris management. The estimates of unlevered free cash flow used in the calculations described above were approved for use by Harris after being calculated by Morgan Stanley using information set forth in the management projections.

L3: Morgan Stanley performed a discounted cash flow analysis of L3 using information contained in the financial projections by L3 to calculate ranges of the implied equity value per share of L3 as of September 30, 2018. Morgan Stanley, in performing its discounted cash flow analysis, calculated the unlevered free cash flows for calendar years 2018 (fourth-quarter only) through 2023 as EBIT, (a) adding back certain intangible amortization costs, adjusting for the impact of ASU 2017-07 and deducting cash taxes to reflect EBITA on an after-tax basis, then (b) adding back or deducting, as applicable, depreciation and other amortization, deferred taxes, tax-affected pension contributions, changes in net working capital and capital expenditures. Morgan Stanley calculated terminal values for L3 by applying a perpetual growth rate of 3.0%, based on Morgan Stanley’s professional judgment, to the normalized unlevered free cash flow of L3 for 2023. Morgan Stanley then applied a range of discount rates from 7.6% to 8.8%, which were chosen by Morgan Stanley based on the WACC of L3 and Morgan Stanley’s professional judgement, to calculate the present value of the range of terminal values, unlevered free cash flows and the tax-affected present value of the 2023 net unfunded pension liability of L3 as of September 30, 2018, adjusted for L3’s net debt as of September 30, 2018, as provided by L3 management, to calculate an implied price per share of approximately $223 to $290, which gives effect to the dilutive impact of restricted stock units, performance units and stock options using the treasury stock method, all as of October 10, 2018 per L3 management. The estimates of unlevered free cash flow used in the calculations described above were approved for use by Harris after being calculated by Morgan Stanley using information set forth in the management projections.

Implied Exchange Ratio. Applying the foregoing Morgan Stanley analyses, Morgan Stanley then calculated the implied exchange ratio by (a) dividing the low end of the foregoing range for the L3 common stock of $223 by the high end of the range for the Harris common stock of $195, and (b) dividing the high end of the range for the L3 common stock of $290 by the low end of the range for the Harris common stock of $146. This analysis indicated a range of implied exchange ratios of approximately 1.14x to 1.98x.

Other Information

Historical Trading Prices

Morgan Stanley reviewed the historical trading prices of Harris common stock and L3 common stock during the 52-week period ending October 10, 2018, which reflected low to high intraday prices for Harris common stock during such period of approximately $134 to $171 per share and L3 common stock of approximately $180 to $219 per share during such period. Morgan Stanley then calculated the implied exchange ratio by (a) dividing the high end of the foregoing range for the L3 common stock of $219 by the low end of the range for the Harris common stock of $134, and (b) by dividing the low end of the range for the L3 common stock of $180 by the high end of range for the Harris common stock of $171. The foregoing analysis resulted in an implied exchange ratio of 1.06x to 1.64x.

The historical trading prices analysis was presented for reference purposes only, and was not relied upon for valuation purposes.

Analyst Price Targets

Morgan Stanley reviewed publicly available equity research analysts’ 12-month share price targets for Harris and L3 common stock as of October 10, 2018. Morgan Stanley noted that the price targets issued by those research analysts with publicly available price targets ranged from approximately $180 to $201 per share of Harris common stock and $204 to $280 per share of L3 common stock. Morgan Stanley then calculated the implied exchange ratio by (a) dividing the high end of the foregoing range for the L3 common stock of $280 by the low end of the range for the Harris common stock of $180, and (b) by dividing the low end of the range for the L3 common stock of $204 by the high end of the range for the Harris common stock of $201. This analysis indicated a range of implied exchange ratios of approximately 1.01x to 1.56x. Morgan Stanley also took the publicly available equity research analysts’ 12-month share price targets for Harris and L3 common stock and discounted them at the cost of equity (based on an estimate of 8.9% for Harris and 9.3% for L3 (as calculated by Morgan Stanley)), which resulted in price targets for Harris and L3 that ranged from approximately $165 to

$185 per share of Harris common stock and $187 to $256 per share of L3 common stock. Morgan Stanley then calculated the implied exchange ratio by (a) dividing the high end of the foregoing range for the L3 common stock of $256 by the low end of the range for the Harris common stock of $165, and (b) by dividing the low end of the range for the L3 common stock of $187 by the high end of the range for the Harris common stock of $185. This analysis indicated a range of implied exchange ratios of approximately 1.01x to 1.55x.

The analysts’ price targets were presented for reference purposes only, and were not relied upon for valuation purposes.

Contribution Analysis

Morgan Stanley performed a relative contribution analysis of Harris and L3, in which Morgan Stanley reviewed selected operational data based on the management projections, market data and historical financial information for each of Harris and L3, to determine L3’s and Harris’ relative contribution to the operations of the combined company following the merger. In particular, Morgan Stanley analyzed the relative equity contribution to revenue, EBIT, net income and levered free cash flows, in each case for CY2019 and CY2020, as well as current public market valuations for equity value and aggregate enterprise value. The foregoing analyses indicated a range of relative contributions from 45%/55% (L3 to Harris) on the low end to 64%/36% (L3 to Harris) on the high end.

Miscellaneous

In connection with the review of the merger agreement and the transactions contemplated thereby by the Harris board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor that it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all of the analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Harris or L3. In performing its analyses, Morgan Stanley made numerous judgments and assumptions with regard to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the control of Harris or L3. These include, among other things, the impact of competition on the business of Harris, L3 and the defense industry generally, industry growth, and the absence of any material adverse change in the financial condition and prospects of Harris, L3 or the defense industry, or in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the exchange ratio to Harris pursuant to the merger agreement and in connection with the rendering of its oral opinion, subsequently confirmed by delivery of a written opinion, dated October 12, 2018, to the Harris board of directors. These analyses do not purport to be appraisals or to reflect the prices at which shares of Harris’ common stock or shares of L3’s common stock will trade following the consummation of the merger or at any time.

The exchange ratio was determined by Harris and L3 through arm’s-length negotiations between Harris and L3 and was approved by the Harris board of directors. Morgan Stanley provided advice to Harris during these negotiations. Morgan Stanley did not, however, recommend any specific exchange ratio to Harris or the Harris board of directors or opine that any specific exchange ratio constituted the only appropriate exchange ratio for the merger. Morgan Stanley’s opinion did not address the relative merits of the merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. In addition, Morgan Stanley’s opinion was not intended to, and did not, in any manner, address the price at which the Harris common stock would trade following the merger or at any time, and Morgan Stanley expressed no opinion or recommendation to any holder of shares of Harris common stock or L3 common stock as to how such holder should vote at the Harris stockholder meeting or the L3 stockholder meeting, respectively, or whether to take any other action with respect to the merger.

Morgan Stanley’s opinion and its presentation to the Harris board of directors was one of many factors taken into consideration by the Harris board of directors in deciding to consider, approve and declare the advisability of the merger agreement and the transactions contemplated thereby. Consequently, the analyses described above should not be viewed as determinative of the opinion of the Harris board of directors with respect to the exchange ratio pursuant to the merger agreement or of whether the Harris board of directors would have been willing to agree to a different exchange ratio.

Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of Harris, L3, any of their respective affiliates or any other company, or any currency or commodity, that may be involved in the transactions contemplated by the merger agreement, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided the Harris board of directors with financial advisory services and a financial opinion described in this section and attached hereto as Annex C in connection with the merger, and Harris has agreed to pay Morgan Stanley a fee for its services of $35 million, of which $5 million was payable upon the rendering of Morgan Stanley’s fairness opinion and the remainder of which is contingent upon completion of the merger. Harris has also agreed to reimburse Morgan Stanley for its reasonable expenses, including reasonable fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, Harris has agreed to indemnify Morgan Stanley and its affiliates, their respective officers, directors, employees and agents and each other person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of Morgan Stanley’s engagement.

In the two years prior to the date of Morgan Stanley’s opinion, Morgan Stanley and its affiliates have provided financing services for Harris, for which Morgan Stanley and its affiliates have received fees of approximately $1,000,000 to $5,000,000 from Harris, and is a lender and the administrative agent under Harris’ credit facilities. In the two years prior to the date of Morgan Stanley’s opinion, Morgan Stanley and its affiliates have provided financing services for L3, for which Morgan Stanley and its affiliates have received fees of approximately $5,000,000 to $10,000,000 from L3. Morgan Stanley may seek to provide financial advisory and financing services to Harris, L3 and their respective affiliates in the future and would expect to receive fees for the rendering of those services.

Opinion of L3’s Financial Advisor

Goldman Sachs delivered its oral opinion, subsequently confirmed in writing, to L3’s board of directors that, as of October 12, 2018 and based upon and subject to the factors and assumptions set forth therein, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders (other than Harris and its affiliates) of L3 common stock.

The full text of the written Goldman Sachs opinion, dated October 12, 2018, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex D. Goldman Sachs provided advisory services and its opinion for the information and assistance of the L3 board of directors in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any holder of L3 common stock should vote with respect to the merger or any other matter.

In connection with rendering the Goldman Sachs opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;
•	annual reports to stockholders and Annual Reports on Form 10-K of L3 and Harris for the five fiscal years ended December 31, 2017 and June 29, 2018, respectively;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of L3 and Harris;
•	certain other communications from L3 and Harris to their respective stockholders;
•	certain publicly available research analyst reports for L3 and Harris; and
•	certain internal financial analyses and forecasts for L3 and Harris prepared by L3’s management and for Harris stand-alone prepared by Harris’ management, and certain financial analyses and forecasts for Harris pro forma for the merger prepared by the management of L3, in each case, as approved for Goldman Sachs’ use by L3 (i.e., the management projections), including certain estimates of operating synergies projected by the managements of L3 and Harris to result from the merger, as approved for Goldman Sachs’ use by L3 (i.e., the estimated synergies). Further information about the management projections can be found in the sections entitled “The Merger—Harris Unaudited Financial Projections” beginning on page 114 and “The Merger—L3 Unaudited Financial Projections” beginning on page 116. Further information about the estimated synergies can be found in the section entitled “The Merger—Certain Estimated Synergies” beginning on page 118.

Goldman Sachs also held discussions with members of the senior managements of L3 and Harris regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition and future prospects of L3 and Harris; reviewed the reported price and trading activity for L3 common stock and Harris common stock; compared certain financial and stock market information for L3 and Harris with similar information for certain other companies the securities of which are publicly traded; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering this opinion, Goldman Sachs, with L3’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed, with L3’s consent, that the management projections, including the estimated synergies, were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of L3. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of L3 or Harris or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on L3 or Harris or on the expected benefits of the merger in any way meaningful to its analysis. Goldman Sachs has also assumed that the merger will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of L3 to engage in the merger or the relative merits of the merger as compared to any strategic alternatives that may be available to L3; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders of L3 common stock (other than Harris and its affiliates), as of the date of the opinion, of the exchange ratio pursuant to the merger agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the merger agreement or the merger or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the merger, including the fairness of the merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of L3; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of L3 or Harris, or class of such persons, in connection with the merger, whether relative to the exchange ratio pursuant to the merger agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions, as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs does not express any opinion as to the prices at which shares of Harris common stock will trade at any time or as to the impact of the merger on the solvency or viability of L3 or Harris or the ability of L3 or Harris to pay their respective obligations when they come due. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the L3 board of directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 11, 2018, the last trading day before delivery of Goldman Sachs’ fairness opinion, and is not necessarily indicative of current market conditions.

Illustrative Discounted Cash Flow Analysis

L3 Stand-alone

Using the management projections, Goldman Sachs performed an illustrative discounted cash flow analysis of L3 on a stand-alone basis. Using discount rates ranging from 7.25% to 8.25%, reflecting estimates of L3’s WACC, Goldman Sachs discounted to present value as of September 28, 2018, which was the latest quarter end for which financial data were available, (a) estimates of unlevered free cash flow for L3 for the calendar fourth quarter of 2018 and the calendar years 2019 through 2023 and (b) a range of illustrative terminal values for L3, which were calculated by applying perpetuity growth rates ranging from 2.25% to 2.75% to a terminal year estimate of the unlevered free cash flow to be generated by L3, which analysis implied exit terminal year EBITDA multiples ranging from 11.1x to 14.8x. Goldman Sachs derived such discount rates by application of the capital asset pricing model, which requires certain company-specific inputs, including L3’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for L3, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the management projections and market expectations regarding long-term real growth of gross domestic product and inflation. The estimates of unlevered free cash flow used in the calculations described above were approved for use by L3 after being calculated by Goldman Sachs using information set forth in the management projections.

Goldman Sachs then derived the range of illustrative enterprise values for L3 by adding the range of present values for the estimates of unlevered free cash flow and illustrative terminal values it derived as described above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for L3 the amount of net debt of L3 (including minority interests liabilities), as of September 28, 2018, and amounts attributable to tax-effected pension underfunding and other post-employment benefits as of December 31, 2017, each as provided by L3 management, to derive a range of illustrative equity values for L3. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of L3 common stock, as provided by L3 management, to derive a range of illustrative present values per share of L3 common stock ranging from $198 to $273, rounded to the nearest dollar.

Pro Forma Combined Company

Using the management projections, Goldman Sachs performed an illustrative discounted cash flow analysis on the pro forma combined company for the merger taking into account the estimated synergies. Using discount rates ranging from 7.00% to 8.00%, reflecting estimates of the WACC for the pro forma combined company, Goldman Sachs discounted to present value as of September 28, 2018 (a) estimates of unlevered free cash flow for the pro forma combined company for the calendar fourth quarter of 2018 and the calendar years 2019 through 2023, as reflected in the management projections and (b) a range of illustrative terminal values for the pro forma combined company, which were calculated by applying perpetuity growth rates ranging from 2.25% to 2.75% to a terminal year estimate of the unlevered free cash flow to be generated by the pro forma combined company, which analysis implied exit terminal year EBITDA multiples ranging from 12.2x to 16.6x. Goldman Sachs derived such discount rates by application of the capital asset pricing model, which requires certain company-specific inputs, including the combined company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the combined company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the management projections, the estimated synergies and market expectations regarding long-term real growth of gross domestic product and inflation. The estimates of unlevered free cash flow used in the calculations described above were approved for use by L3 after being calculated by Goldman Sachs using information set forth in the management projections.

Goldman Sachs then derived ranges of illustrative enterprise values for the pro forma combined company by adding the ranges of present values for the estimates of unlevered free cash flow and illustrative terminal values it derived as described above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for pro forma combined company the estimated pro forma net debt (including minority interests liabilities) and amounts attributable to tax-effected pension underfunding of the pro forma combined company (estimated as a sum of the net debt and amounts attributable to pension underfunding and other post-employment benefits for each of L3 and Harris, adjusted for merger expenses) as of September 28, 2018 (except that amounts attributable to tax-effected pension underfunding and other post-employment benefits for L3 and Harris were as of December 31, 2017 and June 29, 2018 respectively) each as provided by the managements of L3 and Harris, to derive a range of illustrative equity values for the pro forma combined company. Goldman Sachs then divided the range of illustrative equity values of the pro forma combined company it derived by the number of fully diluted shares of combined company common stock expected to be outstanding following the completion of the merger, estimated by multiplying the exchange ratio by the number of fully diluted outstanding shares of L3 common stock, converted to shares of Harris common stock on a treasury stock method basis, and adding the result to the number of fully diluted shares of Harris common stock outstanding as of immediately prior to the merger, to derive a range of illustrative present values per share of combined company common stock. Goldman Sachs then multiplied the range of illustrative present values by the exchange ratio to obtain an illustrative range of present values of $217 to $303 per share, rounded to the nearest dollar, of the pro forma combined company common stock to be received by L3 stockholders in the merger.

Illustrative Present Value of Future Share Price Analysis

Goldman Sachs performed illustrative analyses of the implied present value of an illustrative future price per share of both (a) L3 common stock (including cumulative dividends) and (b) the pro forma combined company common stock (including cumulative dividends) to be received in the merger by L3 stockholders, which are designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future earnings and its assumed price to future earnings per share multiple.

L3 Stand-alone

Goldman Sachs calculated the implied values per share of L3 common stock (including cumulative dividends) as of December 31 for each of the years 2019 to 2021. Goldman Sachs first derived ranges of implied future share prices (excluding dividends) for L3 as of December 31 for each of the years 2019 to 2021 by applying a range of next twelve months price to earnings, which is referred to as NTM P/E, multiples of 17.0x to 21.0x to the next twelve month earnings per share estimates for L3, based on the management projections. These illustrative multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical NTM P/E multiple ranges for L3. Goldman Sachs then added the cumulative dividends per share expected to be paid to L3 stockholders in the fourth quarter of 2018 and each of the years 2019 to 2021, using the management projections.

Goldman Sachs then discounted the December 31, 2019, December 31, 2020 and December 31, 2021 implied future price per share of L3 common stock (including cumulative dividends) back to September 28, 2018, using an illustrative discount rate of 8.75%, reflecting an estimate of L3’s cost of equity. Goldman Sachs derived such discount rate by application of the capital asset pricing model, which requires certain company-specific inputs, including a beta for L3, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values of $207 to $272 per share of L3 common stock, rounded to the nearest dollar.

Pro Forma Combined Company

Goldman Sachs calculated the estimated implied values per share of the pro forma combined company common stock (including cumulative dividends) as of December 31 for each of the years 2019 to 2021. Goldman Sachs first derived ranges of implied future share prices (excluding dividends) for the pro forma combined company common stock as of December 31 for each of the years 2019 to 2021 by applying a range of NTM P/E multiples of 17.0x to 21.0x to the next twelve month earnings per share estimates for the pro forma combined company, based on the management projections. These illustrative multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical NTM P/E multiple ranges for L3 and Harris. Goldman Sachs then added the cumulative dividends per share expected to be paid to the combined company stockholders in each of the years 2019 to 2021, based on the management projections and assuming that the merger closing occurred in June 2019.

Goldman Sachs then discounted the December 31, 2019, December 31, 2020 and December 31, 2021 implied future prices per share of the pro forma combined company (including dividends) back to September 28, 2018, using an illustrative discount rate of 8.25%, reflecting an estimate of the cost of equity for the pro forma combined company (L3’s stand-alone dividends were discounted back to September 28, 2018 using an illustrative discount rate of 8.75%, reflecting an estimate of the cost of equity for L3 stand-alone). Goldman Sachs derived such discount rates by application of the capital asset pricing model, which requires certain company-specific inputs, including a beta for the combined company, as well as certain financial metrics for the United States financial markets generally. This analysis included the Institutional Brokers’ Estimate System, which is referred to as IBES, estimate for the current NTM P/E multiple for L3 and Harris as 17.4x and 17.2x, respectively (which, for the purposes of this analysis, IBES projected next twelve months earnings per share for Harris was adjusted by $0.80 of merger amortization resulting from Harris’ acquisition of Exelis). This analysis resulted in a range of implied present values for Harris common stock which Goldman Sachs multiplied by the exchange ratio to obtain a range of implied present values of $230 to $299 per share, rounded to the nearest dollar, of the pro forma combined company common stock to be received by L3 stockholders in the merger.

Historical Exchange Ratio Analysis

Goldman Sachs calculated the exchange ratio on October 11, 2018 and historical average exchange ratios over the one month, two month, three month, six month, one year, three year and five year periods ended October 11, 2018, by first dividing the closing price per share of L3 common stock on each trading day during each such period by the closing price per share of Harris common stock on the same trading day, and subsequently taking the average of these daily historical exchange ratios over such periods.

The following table presents the results of this analysis:

Exchange Ratio
October 11, 2018	1.27x
1-Month Average	1.28x
2-Month Average	1.28x
3-Month Average	1.30x
6-Month Average	1.30x
1-Year Average	1.33x
3-Year Average	1.47x
5-Year Average	1.52x

Illustrative Contribution Analysis

Goldman Sachs performed a relative contribution analysis of L3 and Harris, in which Goldman Sachs reviewed selected operational data and market data for each of L3 and Harris, to determine L3's and Harris' relative contribution to the operations of the combined company following the merger. In particular, Goldman Sachs analyzed the relative equity contribution to EBITDA adjusted for ASU 2017-07, which is referred to as pension adjusted EBITDA, net income and free cash flow, in each case for calendar years 2018, 2019, and 2020, as well as public market capitalization and the implied equity value of the combined company based on a discounted cash flow analysis calculated as of September 28, 2018. Goldman Sachs also analyzed the relative enterprise value contribution to pension adjusted EBITDA for calendar years 2018, 2019 and 2020, as well as public enterprise value and the implied enterprise value of the combined company based on a discounted cash flow analysis calculated as of September 28, 2018. Goldman Sachs calculated an implied illustrative exchange ratio based on the relative size of contribution for each financial metric, calculated on an equity value basis.

The analysis did not take into account any of the estimated synergies and was based on the management projections and market research, as well as market data as of October 11, 2018. Harris’ financial information was converted to calendar year-end for comparability. Underfunded pension liability and other post-employment benefits were excluded from the enterprise value and implied metrics. The following table presents the results of the analysis:

		Contribution Analysis
		Enterprise Value Contribution		Equity Contribution
Metric	Calendar Year End	L3	Harris	L3	Harris	Implied Exchange Ratio
Market Cap				46%	54%	1.27x
Enterprise Value		45%	55%			1.27x
Pension Adjusted EBITDA	2018	51%	49%	52%	48%	1.66x
	2019	51%	49%	52%	48%	1.65x
	2020	51%	49%	52%	48%	1.66x
Net Income	2018			49%	51%	1.43x
	2019			48%	52%	1.39x
	2020			48%	52%	1.42x
Free Cash Flow	2018			49%	51%	1.43x
	2019			47%	53%	1.35x
	2020			50%	50%	1.53x
Discounted Cash Flow	September 28, 2018	47%	53%	47%	53%	1.35x

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs providing its opinion to L3’s board of directors as to the fairness from a financial point of view of the exchange ratio to the holders (other than Harris and its affiliates) of L3 common stock. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results (including the management projections) are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of L3, Harris, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The exchange ratio was determined through arm’s-length negotiations between L3 and Harris and was approved by L3's board of directors. Goldman Sachs provided advice to L3 during these negotiations. Goldman Sachs did not, however, recommend any specific exchange ratio to L3 or its board of directors or that any specific exchange ratio constituted the only appropriate exchange ratio for the merger.

As described above, Goldman Sachs' opinion to L3’s board of directors was one of many factors taken into consideration by L3’s board of directors in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex D.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of L3, Harris, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the merger contemplated by the merger agreement. Goldman Sachs acted as financial advisor to L3 in connection with, and participated in certain of the negotiations leading to, the merger contemplated by the merger agreement. During the two-year period ended October 12, 2018, the Investment Banking Division of Goldman Sachs has not been engaged by L3, Harris or their respective affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to L3, Harris and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

The board of directors of L3 selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement dated September 13, 2018, L3 engaged Goldman Sachs to act as its financial advisor in connection with the merger. The engagement letter between L3 and Goldman Sachs provides for a transaction fee of $35 million, $7.5 million of which became payable at announcement of the merger, and the reminder of which is contingent upon consummation of the merger. In addition, L3 has agreed to reimburse Goldman Sachs for certain of its expenses arising, and to indemnify Goldman Sachs against certain liabilities that may arise, out of Goldman Sachs’ engagement.

Harris Unaudited Financial Projections

While Harris provides public financial guidance each year for that year, Harris does not as a matter of course make other public projections as to future sales, earnings, or other results, and forecasts for extended periods of time are of particular concern to Harris due to the unpredictability of the underlying assumptions and estimates. However, in connection with the discussions regarding the proposed merger, each of Harris and L3 supplied the other with certain unaudited business and financial information that was not publicly available. Harris provided its board of directors, Morgan Stanley, Goldman Sachs, and L3 with certain financial projections which were prepared by, and are the responsibility of, the management of Harris, which are referred to in this section as the financial projections by Harris. The financial projections by Harris were prepared in September 2018 treating Harris on a stand-alone basis, without giving effect to, and as if Harris never contemplated, the merger including the impact of negotiating or executing the merger, the expenses that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger, the effect of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the merger.

In addition, in September 2018, Harris’ management jointly prepared with L3’s management the estimated synergies, which comprise of certain estimates of annual cost synergies expected to be realized following the closing. The estimated synergies are not reflected in the financial projections by Harris or the financial projections by L3, but are summarized in the section entitled “The Merger—Certain Estimated Synergies” beginning on page 118.

The accompanying financial projections by Harris (including the estimated synergies) were not prepared with a view toward public disclosure or with a view toward compliance with the published guidelines established by the SEC or the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information, or GAAP, but, in the view of Harris’ management, were prepared on a reasonable basis, reflected the best available estimates and judgments at the time of preparation, and presented as of the time of preparation, to the best of management’s knowledge and belief, the reasonable projections of the future financial performance of Harris. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the financial projections by Harris or the estimated synergies. Although Harris’ management believes there is a reasonable basis for the financial projections by Harris and the estimated synergies, Harris cautions stockholders that future results could be materially different from the financial projections by Harris and the estimated synergies. The summary of the financial projections by Harris and the estimated synergies is not being included in this joint proxy statement/prospectus to influence your decision whether to vote for the Harris share issuance proposal or the Harris charter amendment proposal, but because these financial projections by Harris and the estimated synergies were shared between Harris and L3 and provided to Harris’ and L3’s respective financial advisors and boards of directors for purposes of considering and evaluating the merger and the merger agreement. Neither Harris’ independent auditors, nor any other independent accountant, have audited, reviewed, examined, compiled, or performed any agreed-upon procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the financial projections by Harris or the estimated synergies. The Ernst & Young LLP report incorporated by reference in this joint proxy statement/prospectus relates to Harris’ historical financial information. It does not extend to the prospective financial information and should not be read to do so.

The financial projections by Harris and the estimated synergies are subject to estimates and assumptions in many respects and, as a result, subject to interpretation. While presented with numerical specificity, the financial projections by Harris and the estimated synergies are based upon a variety of estimates and assumptions that are inherently uncertain, though considered reasonable by Harris’ management as of the date of their preparation. These estimates and assumptions may prove to be inaccurate for any number of reasons, including general economic conditions, competition, and the risks discussed in this joint proxy statement/prospectus under the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 40 and 42, respectively. The financial projections by Harris also reflect assumptions as to certain business decisions that are subject to change. Because the financial projections by Harris were developed for Harris on a stand-alone basis without giving effect to the merger, they do not reflect any divestitures or other restrictions that may be imposed in connection with the receipt of any necessary governmental or regulatory approvals, any synergies that may be realized as a result of the merger or any changes to Harris’ operations or strategy that may be implemented after completion of the merger. There can be no assurance that the projections will be realized, and actual results may differ materially from those shown. Generally, the further out the period to which financial projections by Harris and the estimated synergies relate, the more unreliable the information becomes.

Harris uses a variety of financial measures that are not in accordance with GAAP for forecasting, budgeting and measuring operating performance, including EBIT (which has been calculated as net earnings before interest and income taxes) and free cash flow (which has been calculated as net cash provided by operating activities less capital expenditures). While Harris believes that these non-GAAP financial measures provide meaningful information to help investors understand the operating results and to analyze Harris’ financial business trends, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of Harris’ competitors and may not be directly comparable to similarly titled measures of Harris’ competitors (including L3) due to potential differences in the exact method of calculation. Further, these non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures.

Financial measures included in forecasts (including the financial projections by Harris) provided to a financial advisor are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC if and to the extent such financial measures are included in the forecasts provided to the financial advisor for the purpose of rendering an opinion that is materially related to a business combination transaction and the forecasts are being disclosed in order to comply with the SEC rules or requirements under state or foreign law, including case law regarding disclosure of the financial advisor’s analyses. Therefore the financial projections by Harris are not subject to the SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by either of Morgan Stanley or of Goldman Sachs for purposes of its respective opinion to the Harris board of directors or the L3 board of directors, as applicable, as described above in the sections entitled “The Merger—Opinion of Harris’ Financial Advisor” or “The Merger—Opinion of L3’s Financial Advisor” beginning on pages 101 and 108, respectively, or by the Harris board of directors in connection with its consideration of the merger. Accordingly, no reconciliation of the financial measures included in the financial projections by Harris is provided.

None of Harris, L3, the combined company or their respective affiliates, advisors, officers, directors or other representatives can provide any assurance that actual results will not differ from the financial projections by Harris or the estimated synergies, and none of them undertakes any obligation to update, or otherwise revise or reconcile, the financial projections by Harris or the estimated synergies to reflect circumstances existing after the date the financial projections by Harris or the estimated synergies were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying financial projections by Harris or the estimated synergies, as applicable, are shown to be in error. Except as required by applicable securities laws, Harris does not intend to make publicly available any update or other revision to the financial projections by

Harris or the estimated synergies, even in the event that any or all assumptions are shown to be in error. Since the date of the financial projections by Harris and the estimated synergies, Harris has made publicly available its actual results of operations for the fiscal quarter ended September 28, 2018 and has filed a Current Report on Form 8-K on December 13, 2018. You should review Harris’ Quarterly Report on Form 10-Q filed with the SEC on October 26, 2018 for this information. None of Harris or its affiliates, advisors, officers, directors or other representatives has made or makes any representation to any Harris stockholder or other person regarding Harris’ ultimate performance compared to the information contained in the financial projections by Harris, the estimated synergies or that forecasted results will be achieved. Harris has made no representation to L3, in the merger agreement or otherwise, concerning the financial projections by Harris or the estimated synergies.

Summary of the Financial Projections by Harris

($ in millions)	FY 2019E	FY 2020E	FY 2021E	FY 2022E	FY 2023E
Revenue	$6,603	$7,025	$7,470	$7,985	$8,541
EBIT	$1,289	$1,414	$1,518	$1,622	$1,754
Free Cash Flow	$1,000	$1,075	$1,150	$1,235	$1,332

L3 Unaudited Financial Projections

While L3 provides public financial guidance each year for that year, L3 does not as a matter of course make other public projections as to future sales, earnings, or other results, and forecasts for extended periods of time are of particular concern to L3 due to the unpredictability of the underlying assumptions and estimates. However, in connection with the discussions regarding the proposed merger, each of Harris and L3 supplied the other with certain unaudited business and financial information that was not publicly available. L3 provided its board of directors, Goldman Sachs, Morgan Stanley and Harris with certain financial projections which were prepared in September 2018 by, and are the responsibility of, the management of L3, which are referred to in this section as the financial projections by L3. The financial projections by L3 were prepared treating L3 on a stand-alone basis, without giving effect to, and as if L3 never contemplated, the merger including the impact of negotiating or executing the merger, the expenses that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger, the effect of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the merger.

In addition, in September 2018, L3’s management jointly prepared with Harris’ management certain estimates of annual cost synergies expected to be realized following the closing, which are referred to as the estimated synergies. The estimated synergies are not reflected in the financial projections by L3 or the financial projections by Harris, but are summarized in the section entitled “The Merger—Certain Estimated Synergies” beginning on page 118.

The accompanying financial projections by L3 (including the estimated synergies) were not prepared with a view toward public disclosure or with a view toward compliance with the published guidelines established by the SEC or the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information, or GAAP, but, in the view of L3’s management, were prepared on a reasonable basis, reflected the best available estimates and judgments at the time of preparation, and presented as of the time of preparation, to the best of management’s knowledge and belief, the reasonable projections of the future financial performance of L3. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the financial projections by L3 or the estimated synergies. Although L3’s management believes there is a reasonable basis for the financial projections by L3 and the estimated synergies, L3 cautions stockholders that future results could be materially different from the financial projections by L3 and the estimated synergies. This summary of the financial projections by L3 and the estimated synergies is not being included in this joint proxy statement/prospectus to influence your decision whether to vote for the L3 merger agreement proposal, but because these financial projections by L3 and the estimated synergies were shared between L3 and Harris and provided to L3’s and Harris’ respective financial advisors and boards of directors for purposes of considering and evaluating the merger and the merger agreement. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the financial projections by L3 and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report incorporated by reference in this joint proxy statement/prospectus relates to L3’s previously issued financial statements. It does not extend to the financial projections by L3 and should not be read to do so.

The financial projections by L3 and the estimated synergies are subject to estimates and assumptions in many respects and, as a result, subject to interpretation. While presented with numerical specificity, the financial projections by L3 and the estimated synergies are based upon a variety of estimates and assumptions that are inherently uncertain, though considered reasonable by L3’s management as of the date of their preparation. These estimates and assumptions may prove to be inaccurate for any number of reasons, including general economic conditions, competition, and the risks discussed in this joint proxy statement/prospectus under the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 40 and 42, respectively. The financial projections by L3 also reflect assumptions as to certain business decisions that are subject to change. Because the financial projections by L3 were developed for L3 on a stand-alone basis without giving effect to the merger, they do not reflect any divestitures or other restrictions that may be imposed in connection with the receipt of any necessary governmental or regulatory approvals, any synergies that may be realized as a result of the merger or any changes to L3’s operations or strategy that may be implemented after completion of the merger. There can be no assurance that the projections will be realized, and actual results may differ materially from those shown. Generally, the further out the period to which financial projections by L3 and the estimated synergies relate, the more unreliable the information becomes.

L3 uses a variety of financial measures that are not in accordance with GAAP for forecasting, budgeting and measuring operating performance, including operating income (which includes the adoption of ASU 2017-07, effective January 1, 2018 and has been calculated based on net earnings from continuing operations less operating expenses and excluding merger and integration expenses and business acquisition and divestiture gains (losses) and related expenses) and free cash flow (which has been calculated based on net cash from operating activities from continuing operations (including amounts for non-cash stock-based compensation) adjusted for net capital expenditures, dispositions of property, plant and equipment and income tax payments attributable to discontinued operations). While L3 believes that these non-GAAP financial measures provide meaningful information to help investors understand the operating results and to analyze L3’s financial business trends, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of L3’s competitors and may not be directly comparable to similarly titled measures of L3’s competitors (including Harris) due to potential differences in the exact method of calculation. Further, these non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures.

Financial measures included in forecasts (including the financial projections by L3) provided to a financial advisor are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC if and to the extent such financial measures are included in the forecasts provided to the financial advisor for the purpose of rendering an opinion that is materially related to a business combination transaction and the forecasts are being disclosed in order to comply with the SEC rules or requirements under state or foreign law, including case law regarding disclosure of the financial advisor’s analyses. Therefore the financial projections by L3 are not subject to the SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by either of Morgan Stanley or of Goldman Sachs for purposes of its respective opinion to the Harris board of directors or the L3 board of directors, as applicable, as described above in the sections entitled “The Merger—Opinion of Harris’ Financial Advisor” or “The Merger—Opinion of L3’s Financial Advisor” beginning on pages 101 and 108, respectively, or by the L3 board of directors in connection with its consideration of the merger. Accordingly, no reconciliation of the financial measures included in the financial projections by L3 is provided.

None of L3, Harris, the combined company or their respective affiliates, advisors, officers, directors or other representatives can provide any assurance that actual results will not differ from the financial projections by L3 or the estimated synergies, and none of them undertakes any obligation to update, or otherwise revise or reconcile, the financial projections by L3 or the estimated synergies to reflect circumstances existing after the date the financial projections by L3 or the estimated synergies were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying financial projections by L3 or the estimated synergies, as applicable, are shown to be in error. Except as required by applicable securities laws, L3 does not intend to make publicly available any update or other revision to the financial projections by L3 or the estimated synergies, even in the event that any or all assumptions are shown to be in error. Since the date of the financial projections by L3 and the estimated synergies, L3 has made publicly available its actual results of operations for the quarter ended September 28, 2018 on L3’s Quarterly Report on Form 10-Q filed with the SEC on October 25, 2018 and has filed a Current Report on Form 8-K filed on November 13, 2018. None of L3 or its affiliates, advisors, officers, directors or other representatives has made or makes any representation to any L3 stockholder or other person regarding L3’s ultimate performance compared to the information contained in the financial projections by L3, the estimated synergies or that forecasted results will be achieved. L3 has made no representation to Harris, in the merger agreement or otherwise, concerning the financial projections by L3 or the estimated synergies.

Summary of the Financial Projections by L3

	Year ended December 31,
($ in millions)	2018E	2019E	2020E	2021E	2022E	2023E
Revenue	$10,100	$10,700	$11,235	$11,795	$12,385	$13,000
Operating Income	$1,127	$1,280	$1,380	$1,485	$1,585	$1,690
Free Cash Flow	$915	$1,035	$1,130	$1,205	$1,285	$1,365

Certain Estimated Synergies

In September 2018, L3’s management and Harris’ management jointly prepared and provided to their respective boards of directors and to their respective financial advisors certain estimates of annual cost synergies expected to be realized by the combined company on a run-rate basis by the end of third year following completion of the merger. These estimated synergies include approximately $500,000,000 of annual gross pre-tax cost synergies by end of the third year following completion of the merger. The estimated synergies assumed that the expected benefits of the merger would be realized, including that no restrictions, terms or other conditions would be imposed in connection with the receipt of any necessary governmental, regulatory or other approvals or consents in connection with the consummation of the proposed merger. In addition, the analysis for estimated synergies assumes an aggregate pre-tax cash investment of approximately $450,000,000 (excluding transaction related costs) over three years to achieve the estimated synergies with cost savings to come primarily from direct and indirect spending, rationalizing footprint, consolidating corporate and segment headquarters, establishing a common shared services platform for IT and finance and reducing other overhead costs. See the sections above entitled “The Merger—Harris Unaudited Financial Projections” and “The Merger—L3 Unaudited Financial Projections” beginning on pages 114 and 116, respectively, for further information regarding the uncertainties underlying the estimated synergies as well as the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 40 and 42, respectively, for further information regarding the uncertainties and factors associated with realizing the synergies in connection with the merger.

Closing and Effective Time of the Merger

The closing of the merger will take place on the third business day following the day on which the last to be satisfied or waived of the conditions for completion of the merger set forth in the merger agreement (other than those conditions that by their nature must be satisfied or waived at the closing (so long as such conditions are reasonably capable of being satisfied), but subject to the satisfaction or waiver of those conditions) is satisfied or waived in accordance with the merger agreement or on such other date as L3 and Harris may mutually agree in writing. Subject to the satisfaction or waiver of the conditions to the closing described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 146, including the adoption of the merger agreement by L3 stockholders at the L3 stockholder meeting and approval of the share issuance and adoption of the charter amendment by Harris stockholders at the Harris stockholder meeting, it is anticipated that the merger will close in mid-calendar year 2019. However, neither Harris nor L3 can predict the actual date on which the merger will be completed, or if the completion will occur at all, because completion is subject to conditions and factors outside the control of both companies. It is possible that factors outside the control of both companies could result in the merger being completed at a different time, or not at all.

As soon as practicable following, and on the date of, the closing, Harris and L3 will cause a certificate of merger relating to the merger, which is referred to as the certificate of merger, to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The merger will become effective at the time when the certificate of merger has been duly filed with and accepted by the Secretary of State of the State of Delaware or at such later date and time as may be agreed by Harris and L3 in writing and specified in the certificate of merger.

Regulatory Approvals

General

Harris and L3 have agreed to cooperate with each other and use, and will cause their respective subsidiaries to use, their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things reasonably necessary, proper or advisable on its part under the merger agreement and applicable law to consummate and make effective the transactions contemplated by the merger agreement as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable and advisable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party or any governmental entity in order to consummate such transactions.

Requisite Regulatory Approvals

The completion of the merger is subject to the receipt of antitrust clearance, or the making of advisable filings, in the United States, the European Union, Australia, Canada and Turkey (i.e., the requisite regulatory approvals), except that:

•	in the event that the European Commission confirms that it does not assert jurisdiction over the merger and the other transactions contemplated by the merger agreement, which is referred to as a no EC jurisdiction event, Germany and, subject to the third bullet point below, the United Kingdom, will be substituted for the European Union in the above list of requisite regulatory approvals;
•	in the event that the European Commission asserts jurisdiction over the merger and, prior to closing, Article 21 of the Council Regulation (EC) No. 139/2004 ceases to prevent the competent authorities in the United Kingdom from applying the antitrust law of the United Kingdom to the merger, which is referred to as a UK withdrawal event, the requisite regulatory approvals will, in addition to the requisite regulatory approvals listed above, also comprise (a) approval of the merger under any antitrust law by the competent authorities in the United Kingdom, subject to the third bullet point below and (b) as required, the approval of the merger under any antitrust law in the European Union or Germany; and
•	in the event that a no EC jurisdiction event or a UK withdrawal event occurs, the parties and their respective antitrust law counsel must cooperate to determine as promptly as practicable whether it would be advisable to request the approval of the merger under the antitrust law of the United Kingdom, including seeking guidance from the competent authorities in the United Kingdom if the parties mutually agree it is advisable to seek such guidance, and, if either party, acting reasonably, determines that it would be advisable to request such approval, such approval will be included as a requisite regulatory approval under the first or second bullet points (as applicable) above.

With respect to the United States, under the HSR Act and the rules promulgated thereunder, the merger may not be completed until notification and report forms have been filed with the FTC and the DOJ and the applicable waiting period (or any extensions thereof) has expired or been terminated. Harris and L3 each filed an HSR notification with the FTC and the DOJ on November 9, 2018. Harris voluntarily withdrew its HSR notification effective as of December 10, 2018 and re-filed its HSR notification on December 11, 2018. The waiting period under the HSR Act with respect to the re-filed notification currently is scheduled to expire on January 10, 2019, unless extended by the issuance of a request for additional information and documentary materials or terminated earlier. Harris and L3 continue to expect the merger to close in mid-calendar year 2019.

With respect to the regulatory approvals or advisable filings in the European Union, Australia, Canada, Turkey and, under certain circumstances, the United Kingdom and Germany in place of the European Union or the United Kingdom in addition to the European Union, the merger may not be completed until cleared or otherwise approved by the competent authorities or the applicable waiting period has expired or advisable filings have been made. With respect to these jurisdictions, Harris and L3 intend to prepare and file notices and applications to satisfy the filing requirements and to obtain the regulatory clearances that are required or advisable.

At any time before or after consummation of the merger, notwithstanding the termination of the waiting period under the HSR Act, the DOJ or the FTC, or any state or foreign governmental entity, could take such action under the antitrust laws as each deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger or seeking divestiture of substantial assets of L3 and Harris. Private parties also may seek to take legal action under the antitrust laws under certain circumstances.

There can be no assurance that the DOJ, the FTC or any other governmental entity or any private party will not attempt to challenge the merger on antitrust or competition grounds, and, if such a challenge is made, there can be no assurance as to its result.

Each of Harris and L3 is required under the merger agreement to take, effect or agree to sell, lease, license or otherwise dispose of, or hold separate pending such disposition, any assets, operations, rights, product lines, licenses, businesses or interests of Harris or L3 or either of their respective subsidiaries if reasonably necessary, proper or advisable to complete the merger, although no such action is required if it is not conditioned upon the closing of the merger or if such action, individually or in the aggregate with other such actions, would reasonably be expected to be materially adverse to the condition (financial or otherwise), properties, assets, operations, liabilities or results of operations of L3, Harris and their subsidiaries (taken as a whole, after giving effect to the merger), not taking into account any proceeds received or expected to be received from any such action. For a description of the parties’ obligations with respect to regulatory approvals related to the merger, see the section entitled “The Merger Agreement—Cooperation; Efforts to Consummate” beginning on page 141.

Ownership of the Combined Company after the Merger

As of the date of this joint proxy statement/prospectus, based on the estimated number of shares of common stock of Harris and L3 that will be outstanding immediately prior to the completion of the merger and the exchange ratio of 1.30, Harris and L3 estimate that holders of shares of Harris common stock as of immediately prior to the completion of the merger will hold, in the aggregate, approximately [54]% of the issued and outstanding shares of common stock of the combined company immediately following the completion of the merger, and holders of shares of L3 common stock as of immediately prior to the completion of the merger will hold, in the aggregate, approximately [46]% of the issued and outstanding shares of common stock of the combined company immediately following the completion of the merger.

Governance of the Combined Company

Certificate of Incorporation and Bylaws

Subject to adoption of the charter amendment by Harris stockholders, at the effective time, the certificate of incorporation of Harris, as in effect immediately prior to the effective time, will be amended as provided in the merger agreement, and as so amended will be the certificate of incorporation of the combined company, until thereafter amended as provided therein or by applicable law.

Prior to closing, the Harris board of directors will take all actions necessary to cause the bylaws of Harris, which are referred to as the Harris bylaws, as in effect immediately prior to the effective time, to be amended and restated as of the effective time as provided in the merger agreement, and as so amended and restated, the Harris bylaws will be the bylaws of the combined company, until thereafter amended as provided therein, in the certificate of incorporation of the combined company or by applicable law.

The charter amendment and the Harris bylaws as amended and restated pursuant to the merger agreement implement certain governance matters for the combined company following completion of the merger.

Board of Directors

As of the effective time, the board of directors of the combined company will consist of 12 directors, including:

•	the five Harris designees;
•	the five L3 designees;
•	the Harris CEO; and
•	the L3 CEO.

Each of the Harris designees and the L3 designees will meet the independence standards of the NYSE with respect to the combined company as of the effective time. From the closing until the third anniversary of the closing, any action to change the number of directors or fill any vacancy requires approval of at least 75% of the then-serving directors.

As of the date of this joint proxy statement/prospectus, other than as set forth above, the individuals to serve on the board of directors of the combined company at the effective time have not been determined.

Executive Chairman, Vice Chairman and Lead Independent Director

From the closing until the third anniversary of the closing, the Harris CEO will serve as the executive chairman of the board of directors of the combined company and the L3 CEO will serve as the vice chairman of the board of directors of the combined company, with the removal of either of the foregoing individuals during such time requiring the approval of at least 75% of the then-serving independent directors.

As of the effective time, one of the L3 designees, as designated by L3 prior to the effective time, will serve as the lead independent director of the board of directors of the combined company, with the removal of such individual prior to the third anniversary of the closing requiring the approval of at least 75% of the then-serving independent directors excluding the lead independent director.

Committees of the Board of Directors

During the period from the closing until the third anniversary of the closing, the board of directors of the combined company will consist of four standing committees—the audit committee, the compensation committee, the nominating and governance committee and the finance committee. As of the effective time, each such committee will have an equal number of former Harris directors and former L3 directors, with at least four total members, and the members of each committee will be designated and approved by at least 75% of the then-serving directors until the third anniversary of the closing.

As of the effective time, the chairperson of each of the audit committee and the nominating and governance committee will be a former L3 director, and the chairperson of each of the finance committee and compensation committee will be a former Harris director. From the closing until the third anniversary of the closing, the chairpersons of each such committee will be designated and approved by at least 75% of the then-serving directors.

Chief Executive Officer

From the closing until the second anniversary of the closing, unless at least 75% of the then-serving independent directors adopt a resolution to the contrary, the Harris CEO will serve as the chief executive officer of the combined company. As of the effective time, the chief executive officer of the combined company will be responsible for oversight of enterprise-wide functions, and executive officers, including the president and chief operating officer, chief financial officer, human resources officer, general counsel, chief technology officer and chief information officer, will directly report to the chief executive officer of the combined company, except that the performance evaluation of the president and chief operating officer of the combined company will be conducted by the then-serving independent directors. From the second anniversary of the closing until his resignation, removal or other permanent cessation of service, the L3 CEO will serve as the chief executive officer of the combined company, unless prior to the third anniversary of the closing, at least 75%, and after the third anniversary of the closing, a majority, of the then-serving independent directors adopt a resolution to the contrary.

Unless at least 75% of the then-serving independent directors adopt a resolution to the contrary, the affirmative vote of at least 75% of the then-serving independent directors is required to (a) remove, fail to appoint or replace (i) the Harris CEO as chief executive officer of the combined company prior to the second anniversary of the closing and (ii) the L3 CEO as chief executive officer of the combined company on and after the second anniversary of the closing until the third anniversary of the closing; (b) cancel, delay or otherwise prevent the appointment of the L3 CEO as chief executive officer of the combined company on the second anniversary of the closing; (c) materially modify the duties, authority or reporting relationships of the chief executive officer of the combined company as described in the charter amendment prior to the third anniversary of the closing; or (d) materially modify the compensation arrangements of the chief executive officer of the combined company prior to the third anniversary of the closing.

President and Chief Operating Officer

From the closing until the second anniversary of the closing, unless at least 75% of the then-serving independent directors adopt a resolution to the contrary, the L3 CEO will serve as the president and chief operating officer of the combined company. The president and chief operating officer of the combined company will be responsible for oversight of operational functions and operating functions, including the president(s) of each operating segment, business development, supply chain and manufacturing, will directly report to the president and chief operating officer of the combined company.

From the closing until the second anniversary of the closing, unless at least 75% of the then-serving independent directors adopt a resolution to the contrary, the affirmative vote of 75% of the then-serving independent directors is required to (a) remove or fail to appoint the L3 CEO as president and chief operating officer of the combined company; (b) materially modify any of the duties, authority or reporting relationships of the president and chief operating officer of the combined company; or (c) materially modify the compensation arrangements of the president and chief operating officer of the combined company.

Integration Steering Committee

During the period from the closing until the third anniversary of the closing, unless at least 75% of the then-serving independent directors adopt a resolution to the contrary, the Harris CEO and L3 CEO will establish and co-chair an integration steering committee composed of executives and other employees to be mutually selected by the Harris CEO and the L3 CEO at any time and from time to time and each will have joint responsibility for overseeing the officer of the combined company that is responsible for leading the integration process of the businesses of Harris and L3 following the effective time.

Name

The name of the combined company will be “L3 Harris Technologies, Inc.” as of the effective time.

Headquarters

As of the effective time, the headquarters of the combined company will be located in Melbourne, Florida.

Fiscal Year

From and after January 1, 2020, the fiscal year of the combined company will end on December 31 unless and until the board of directors determines otherwise.

The full text of the proposed charter amendment is attached to this joint proxy statement/prospectus as Annex B.

U.S. Federal Securities Law Consequences

Pending the effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, shares of Harris common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for shares of Harris common stock issued to any L3 stockholder who may be deemed an “affiliate” of Harris after the completion of the merger. This joint proxy statement/prospectus does not cover resales of Harris common stock received by any person upon the completion of the merger, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale of Harris common stock.

Accounting Treatment

Harris and L3 prepare their respective financial statements in accordance with GAAP. Although the parties have structured the merger as a merger of equals, GAAP requires that one party to the merger be identified as the acquirer. The merger will be accounted for using the acquisition method of accounting, and Harris will be treated as the accounting acquirer. In identifying Harris as the acquiring entity for accounting purposes, Harris and L3 took into account a number of factors as of the date of this joint proxy statement/prospectus, including the relative voting rights of all equity instruments in the combined company and the intended corporate governance structure of the combined company. No single factor was the sole determinant in the overall conclusion that Harris is the acquirer for accounting purposes; rather all factors were considered in arriving at such conclusion.

Exchange of Shares

Prior to the effective time, Harris and L3 will appoint an exchange agent to handle the exchange of shares of L3 common stock for Harris common stock. Each share of L3 common stock (other than excluded shares) will be converted into the right to receive 1.30 shares of Harris common stock, together with cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, in accordance with the merger agreement.

After the effective time, shares of L3 common stock will be cancelled and will cease to exist and each certificate that previously represented shares of L3 common stock will represent only the right to receive Harris common stock and cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, in accordance the merger agreement.

As soon as reasonably practicable after the effective time, the exchange agent will mail each holder of record of a certificate that immediately prior to the effective time represented outstanding shares of L3 common stock: (a) a notice advising such holders of the effectiveness of the merger, (b) a letter of transmittal specifying that delivery will be effected, and risk of loss and title to a certificate will pass, only upon the surrender of the certificate to the exchange agent and (c) instructions for surrendering the applicable certificates in exchange for shares of Harris common stock. After the completion of the merger, shares of L3 common stock represented by any such certificate will be exchanged for shares of Harris common stock in book-entry form and cash will be paid in lieu of fractional shares, if any, and unpaid dividends or distributions, if any, in accordance with the merger agreement.

Holders of shares of L3 common stock in book-entry form will not be required to take any specific actions to exchange shares L3 common stock for shares of Harris common stock. After the completion of the merger, shares of L3 common stock held in book-entry form will be automatically exchanged for shares of Harris common stock in book-entry form and cash will be paid in lieu of fractional shares, if any, and unpaid dividends or distributions, if any, in accordance with the merger agreement.

More information can be found in the section entitled “The Merger Agreement—Exchange Procedures” beginning on page 127.

NYSE Market Listing

The shares of Harris common stock to be issued in the merger will be listed for trading on the NYSE.

Harris and L3 have agreed to cooperate in good faith to identify a ticker symbol under which shares of common stock of the combined company will trade on the NYSE after completion of the merger, which Harris will cause to be reserved prior to or as of the effective time.

Delisting and Deregistration of L3 Common Stock

If the merger is completed, L3 common stock will be delisted from the NYSE and deregistered under the Exchange Act, and L3 will no longer be required to file periodic reports with the SEC with respect to L3 common stock.

L3 has agreed to cooperate with Harris and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of the NYSE to enable the delisting of the shares of L3 common stock from the NYSE and the deregistration of the shares of L3 common stock under the Exchange Act as promptly as practicable after the effective time.

THE MERGER AGREEMENT

The description of the merger agreement in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference into this joint proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to read the merger agreement carefully and in its entirety before making any decisions regarding any of the proposals described in this joint proxy statement/prospectus, as it is the legal document governing the merger. This section is not intended to provide you with any factual information about Harris or L3. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings Harris and L3 make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 211.

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Harris and L3 contained in this joint proxy statement/prospectus or in the public reports of Harris and L3 filed with the SEC may supplement, update or modify the factual disclosures about Harris and L3 contained in the merger agreement. The representations, warranties and covenants made in the merger agreement by Harris and L3 were qualified and subject to important limitations agreed to by Harris and L3 in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and in some cases were qualified by the matters contained in the confidential disclosures that Harris and L3 each delivered in connection with the merger agreement, which disclosures were not reflected in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement.

Structure of the Merger

The merger agreement provides for the merger of Merger Sub, a Delaware corporation and a wholly-owned subsidiary of Harris, with and into L3. As a result of the merger, the separate existence of Merger Sub will cease, and L3 will continue its existence under the laws of the State of Delaware as the surviving corporation and a wholly-owned subsidiary of the combined company, which will be renamed “L3 Harris Technologies, Inc.” upon consummation of the merger.

Completion and Effectiveness of the Merger

The closing of the merger will take place on the third business day following the day on which the last to be satisfied or waived of the conditions for completion of the merger contained in the merger agreement (other than those conditions that by their nature are to be satisfied or waived at the closing (so long as such conditions are reasonably capable of being satisfied), but subject to the satisfaction or waiver of those conditions) is satisfied or waived in accordance with the merger agreement or on such other date as Harris and L3 may mutually agree in writing.

As soon as practicable following, and on the date of, the closing, Harris and L3 will cause a certificate of merger relating to the merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the DGCL. The merger will become effective at the time when such certificate of merger has been duly filed with and accepted by the Secretary of State of the State of Delaware or at such later date and time as may be agreed by the parties in writing and specified in such certificate of merger.

Harris and L3 are working to complete the merger prior to the outside date of September 30, 2019 (subject to extension in certain circumstances to December 31, 2019 pursuant to the terms of the merger agreement). It is possible that factors outside the control of both companies could result in the merger being completed at a different time, or not at all.

Merger Consideration

At the effective time, by virtue of the merger and without any action on the part of the parties or any holder of any capital stock of L3, each share of L3 common stock issued and outstanding immediately prior to the effective time (other than excluded shares) will be converted into and become exchangeable for 1.30 shares of Harris common stock.

The exchange ratio is fixed, which means that it will not change between now and the date of the merger, regardless of whether the market price of either Harris or L3 common stock changes. The market price of Harris common stock has fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the stockholder meetings and the date the merger is completed and thereafter. The market price of Harris common stock, when received by L3 stockholders after the merger is completed, could be greater than, less than or the same as the market price of Harris common stock on the date of this joint proxy statement/prospectus or at the time of each stockholder meeting. Accordingly, you should obtain current stock price quotations for Harris common stock and L3 common stock before deciding how to vote with respect to the proposals described in this joint proxy statement/prospectus. The common stock of Harris and the common stock of L3 is traded on the NYSE under the symbols “HRS” and “LLL,” respectively.

At the effective time, all excluded shares will be cancelled and will cease to exist, and no payment will be made in respect of such shares.

Treatment of Equity Awards

Treatment of Existing Harris Equity Awards

At the effective time:

•	any vesting conditions applicable to each outstanding Harris stock option, whether vested or unvested, will, automatically and without any action on the part of the holder thereof, be deemed satisfied and accelerated in full, and each such award will remain outstanding as an option to purchase shares of Harris common stock;
•	any vesting conditions applicable to each outstanding Harris restricted share will, automatically and without any action on the part of the holder thereof, be deemed satisfied and accelerated in full;
•	any vesting conditions applicable to each outstanding Harris RSU will, automatically and without any action on the part of the holder thereof, be deemed satisfied and accelerated in full, with each Harris RSU settled in one share of Harris common stock upon completion of the merger;
•	each Harris DSU will, automatically and without any action on the part of the holder thereof, be settled in accordance with the terms of the applicable Harris directors’ plan; and
•	any vesting conditions applicable to each outstanding Harris PSU will, automatically and without any action on the part of the holder thereof, be deemed satisfied and accelerated in full with respect to a number of shares of Harris common stock based on the greater of the target and actual level of performance through the effective time (as reasonably determined by the Harris compensation committee of the Harris board of directors after consultation with L3), with each such earned Harris PSU settled in one share of Harris common stock upon completion of the merger.

Any Harris dividend equivalent rights associated with any Harris restricted share, Harris RSU, Harris DSU or Harris PSU will either be paid in cash or treated in the same manner as the award to which such dividend equivalent rights relate, in each case, pursuant to the terms of the relevant Harris plan immediately prior to the effective time.

Treatment of Existing L3 Equity Awards

At the effective time:

•	any vesting conditions applicable to each outstanding L3 stock option that was granted prior to October 12, 2018, will be deemed satisfied and accelerated in full and each L3 stock option will be converted into an option to purchase shares of Harris common stock based on the exchange ratio;

•	any vesting conditions applicable to each outstanding L3 RSU that has been granted prior to October 12, 2018, will be deemed satisfied and accelerated in full and will be converted into the right to receive Harris common stock based on the exchange ratio; and
•	any vesting conditions applicable to a portion of L3 PSUs that were granted prior to October 12, 2018, determined to have been earned based on the level of performance through the effective time, prorated to reflect the reduced service period through the effective time, will be deemed satisfied and will be converted into the right to receive Harris common stock based on the exchange ratio, and the remaining portion of the earned L3 PSUs will be converted into time-vesting restricted stock units denominated in the number of shares of Harris common stock based on the exchange ratio.

Any L3 dividend equivalent rights associated with any L3 RSU or L3 PSU will either be paid in cash or treated in the same manner as the award to which the dividend equivalent rights relate, in each case pursuant to the terms of the relevant L3 plan immediately prior to the effective time.

The merger agreement prescribes certain treatment of L3’s existing stock options and other equity awards, a summary of which is described under the section entitled “Interests of L3’s Directors and Executive Officers in the Merger” beginning on page 171.

Future Grants of Equity Awards

Notwithstanding the above, but subject to the provisions of the merger agreement discussed under the section entitled “The Merger Agreement—Conduct of Business Prior to the Effective Time” beginning on page 133, (a) to the extent any Harris equity award or L3 equity award granted on or after October 12, 2018 and not in violation of the merger agreement expressly provides for treatment in connection with the occurrence of the effective time that is different from the treatment set forth above, or (b) as mutually agreed by the parties and a holder of any Harris equity award or L3 equity award, then the terms of such Harris equity award or L3 equity award will control (and the provisions above shall not apply). Notwithstanding the above, any Harris or L3 equity awards granted on or after October 12, 2018 and prior to the closing date will not provide for automatic “single-trigger” acceleration of vesting or payment at the effective time, but may instead provide for “double-trigger” vesting upon a termination without “cause” or for “good reason” before the second anniversary of the effective time.

Exchange of Shares

Exchange Agent

At or prior to the effective time, Harris will deposit or cause to be deposited with an exchange agent selected by Harris and L3, for the benefit of the holders of L3 common stock, an aggregate number of shares of Harris common stock to be issued in non-certificated book-entry form and an aggregate amount of cash in U.S. dollars sufficient for the exchange agent to deliver to holders of L3 common stock the shares of Harris common stock and cash in lieu of fractional shares of Harris common stock required pursuant to the terms of the merger agreement. In addition, Harris will deposit or cause to be deposited with the exchange agent, as necessary from time to time after the effective time, any dividends or other distributions in respect of Harris common stock with both a record and payment date after the effective time to which holders of unsurrendered certificates representing shares of L3 common stock may be entitled pursuant to the terms of the merger agreement. Such shares of Harris common stock, cash, and the amount of any dividends or other distributions deposited are referred to as the exchange fund.

Exchange Procedures

With respect to certificates formerly representing shares of L3 common stock, as promptly as reasonably practicable after the effective time, the surviving corporation will cause the exchange agent to mail to each holder of record of each such certificate:

•	a notice advising such holders of the effectiveness of the merger;
•	a letter of transmittal in customary form; and
•	instructions for surrendering such certificate to the exchange agent.

Upon surrender to the exchange agent of such certificate (or affidavit of loss in lieu of such certificate as provided in the merger agreement) together with a duly executed and completed letter of transmittal and such other documents as may reasonably be required pursuant to such instructions, the surviving corporation will cause the exchange agent to mail to each holder of record of any such certificate in exchange the certificate, as promptly as reasonably practicable thereafter:

•	a statement reflecting the number of whole shares of Harris common stock, if any, that such holder is entitled to receive in non-certificated book-entry form pursuant to the merger agreement in the name of such record holder; and
•	a check in the amount (after giving effect to any required tax withholdings as provided in the merger agreement) of (a) any cash in lieu of fractional shares plus (b) any unpaid cash dividends and any other dividends or other distributions in respect of Harris common stock that such holder has the right to receive pursuant to the merger agreement.

With respect to shares of L3 common stock held in book-entry form not held through DTC, as promptly as reasonably practicable after the effective time, the surviving corporation will cause the exchange agent to mail to each holder of record of any such share:

•	a notice advising such holders of the effectiveness of the merger;
•	a statement reflecting the number of whole shares of Harris common stock, if any, that such holder is entitled to receive in non-certificated book-entry form pursuant to the merger agreement in the name of such record holder; and
•	a check in the amount (after giving effect to any required tax withholdings as provided in the merger agreement) of (a) any cash in lieu of fractional shares plus (b) any unpaid cash dividends and any other dividends or other distributions in respect of Harris common stock that such holder has the right to receive pursuant to the merger agreement.

With respect to shares of L3 common stock held in book-entry form held through DTC, Harris and L3 will cooperate to establish procedures with the exchange agent and DTC to ensure that the exchange agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the closing date, upon surrender of shares of L3 common stock held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the merger consideration, cash in lieu of fractional shares of Harris common stock, if any, and any unpaid cash dividends and any other dividends or other distributions in respect of Harris common stock, in each case, that such holder has the right to receive pursuant to the merger agreement.

No interest will be paid or accrued on any amount payable for shares of L3 common stock pursuant to the merger agreement.

From and after the effective time, there will be no transfers on the stock transfer books of L3 of the shares of L3 common stock that were outstanding immediately prior to the effective time. From and after the effective time, the holders of certificates formerly representing shares of L3 common stock or shares of L3 common stock held in book-entry form will cease to have any rights with respect to such shares of L3 common stock except as otherwise provided in the merger agreement or by applicable law. If, after the effective time, certificates are presented to the surviving corporation for any reason, they will be cancelled and exchanged as provided in the merger agreement.

Dividends and Distributions with Respect to Unexchanged Shares of L3 Common Stock

All shares of Harris common stock to be issued pursuant to the merger will be deemed issued and outstanding as of the effective time and whenever a dividend or other distribution is declared by Harris in respect of Harris common stock, the record date for which is at or after the effective time, that declaration must include dividends or other distributions in respect of all shares issuable pursuant to the merger agreement. No dividends or other distributions in respect of shares of Harris common stock will be paid to any holder of any unsurrendered certificate representing L3 common stock until the certificate (or affidavit of loss in lieu of a certificate) is surrendered for exchange in accordance with the merger agreement. There will be issued or paid to the holder of record of the whole shares of Harris common stock issued in exchange for L3 common stock in accordance with the merger agreement, without interest, (a) at the time of such surrender, the dividends or other distributions with a record date at or after the effective time theretofore payable with respect to such whole shares of Harris common stock and not paid, and (b) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Harris common stock with a record date at or after the effective time and prior to surrender but with a payment date subsequent to surrender.

Treatment of Fractional Shares

No fractional shares of Harris common stock will be issued upon the conversion of shares of L3 common stock pursuant to the merger agreement. All fractional shares of Harris common stock that a holder of shares of L3 common stock would be otherwise entitled to receive pursuant to the merger agreement will be aggregated, and such holder will be entitled to receive a cash payment, without interest, in lieu of any such fractional share, equal to the product (rounded down to the nearest cent) of (a) the amount of such fractional share interest in a share of Harris common stock to which such holder would be entitled pursuant to the merger agreement and (b) an amount equal to the average of the daily volume weighted average price per share of Harris common stock on the NYSE calculated for the five consecutive trading days ending on the second full trading day immediately prior to (and not including) the closing date.

Termination of the Exchange Fund

Any portion of the exchange fund that remains unclaimed by the 180th day after the effective time will be delivered to Harris. Any holder of shares of L3 common stock who has not by that point complied with the terms of the exchange procedures in the merger agreement may thereafter look only to Harris for delivery of the shares of Harris common stock, cash in lieu of fractional shares of Harris common stock, if any, and any unpaid cash dividends and any other dividends or other distributions, if any, and in each case, that such holder has the right to receive pursuant to the merger agreement.

None of Harris, L3, Merger Sub, the surviving corporation or the exchange agent will be liable to any person in respect of any portion of the merger consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any certificate formerly representing shares of L3 common stock or share of L3 common stock held in book-entry form has not been surrendered prior to seven years after the effective time, or immediately prior to such earlier date on which any shares of Harris common stock, any cash in lieu of fractional shares of Harris common stock and any unpaid cash dividends and any other dividends or other distributions, in each case, that a holder of any such shares has the right to receive pursuant to the merger agreement in respect thereof would otherwise escheat to or become property of any governmental entity, any such shares, cash, dividends or other distributions will, to the extent permitted by applicable law, become the property of Harris, free and clear of all claims or interests of any person previously entitled thereto.

Lost, Stolen or Destroyed Share Certificates

In the event that any certificate formerly representing shares of L3 common stock is lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and the posting by such person of a bond in customary amount and upon such terms as may be required as indemnity against any claim that may be made against it with respect to such certificate, the exchange agent will issue in exchange for such lost, stolen or destroyed certificate, the shares of Harris common stock, cash in lieu of fractional shares of Harris common stock, if any, and any unpaid cash dividends and any other dividends or other distributions, in each case, payable or issuable pursuant to the merger agreement, as if such lost, stolen or destroyed certificate had been surrendered.

Withholding Rights

Each of Harris and the surviving corporation will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the merger agreement to any holder of shares of L3 common stock, L3 equity awards and Harris equity awards, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign tax law.

Adjustments to Prevent Dilution

If, from the date of the merger agreement to the effective time, the issued and outstanding shares of L3 common stock or securities convertible or exchangeable into or exercisable for shares of L3 common stock or the issued and outstanding shares of Harris common stock or securities convertible or exchangeable into or exercisable for shares of Harris common stock, have been changed into a different number of shares or securities or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or a stock dividend with a record date within such period shall have been declared, then the merger consideration will be equitably adjusted to provide the holders of shares of L3 common stock and Harris common stock the same economic effect as contemplated by the merger agreement prior to such event.

Combined Company Governance Matters

Under the merger agreement, Harris and L3 have agreed to certain provisions relating to the governance of the combined company, including composition of the combined company board of directors and board committees and the roles of chairman, vice chairman, lead independent director, the combined company chief executive officer, and the combined company president and chief operating officer. For a more detailed description of the governance matters relating to the combined company, see the section entitled “The Merger—Governance of the Combined Company” beginning on page 120.

Surviving Corporation Governance and Merger Sub Shares

At the effective time, the certificate of incorporation and bylaws of Merger Sub, as in effect immediately prior to the effective time, will each be amended as of the effective time to change the corporate name to “L3 Technologies, Inc.” and as so amended will be the certificate of incorporation and bylaws, respectively, of the surviving corporation. From and after the effective time, the initial directors and officers of the surviving corporation will be those persons mutually agreed by Harris and L3 prior to the effective time, in each case, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the surviving corporation’s charter and bylaws.

At the effective time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the effective time will be converted into one share of common stock, par value $0.01 per share, of the surviving corporation, which will constitute the only outstanding shares of common stock of the surviving corporation immediately following the effective time.

Representations and Warranties

The merger agreement contains representations and warranties made by L3 to Harris and Merger Sub and by Harris to L3. Certain of the representations and warranties in the merger agreement are subject to materiality or material adverse effect qualifications (that is, they will not be deemed to be inaccurate or incorrect unless their failure to be true or correct is material or would result in a material adverse effect (as defined below) on the company making such representation or warranty). In addition, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers of the party making the representation did not have actual knowledge after reasonable inquiry. Furthermore, each of the representations and warranties is subject to the qualifications set forth on the disclosure letter delivered to L3 by Harris, in the case of representations and warranties made by Harris, or the disclosure letter delivered to Harris by L3, in the case of representations and warranties made by L3 (with each letter referred to as that party’s disclosure letter), as well as the reports of L3 or Harris, as applicable, filed with or furnished to the SEC during the period from January 1, 2017 through the business day prior to the date of the merger agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature).

In the merger agreement, L3 has made representations and warranties to Harris and Merger Sub, and Harris has made representations and warranties to L3, regarding:

•	organization, good standing and qualification to do business;
•	such party’s subsidiaries;
•	corporate authority and power with respect to the execution, delivery and performance of the merger agreement;
•	the filings with governmental entities needed in connection with the execution, delivery and performance of the merger agreement or the consummation of the merger and the other transactions contemplated by the merger agreement;

•	the absence of violations of, or conflicts with, such company’s or its subsidiaries’ organizational documents, applicable law and certain contracts as a result of the execution, delivery and performance of the merger agreement and the consummation of the merger and the other transactions contemplated by the merger agreement;
•	the proper filing of reports with the SEC since January 1, 2016, the accuracy of the information contained in those reports, compliance with the requirements of certain laws and the design of its internal disclosure controls and procedures;
•	the compliance with GAAP and SEC accounting rules and regulations with respect to financial statements included in or incorporated by reference in its SEC filings;
•	conduct of business in the ordinary course from January 1, 2018 through October 12, 2018 (the date of the merger agreement);
•	the absence of any event that would be reasonably expected to have a material adverse effect on such party from January 1, 2018 through October 12, 2018 (the date of the merger agreement);
•	absence of certain litigation and governmental orders;
•	absence of undisclosed liabilities;
•	employee benefits matters, including matters related to employee benefit plans;
•	labor matters;
•	compliance with certain laws and regulations and such party’s licenses;
•	inapplicability to the merger of state takeover statutes and anti-takeover provisions in such party’s organizational documents;
•	environmental matters;
•	tax matters;
•	intellectual property;
•	insurance;
•	certain material contracts;
•	certain government contracts matters;
•	title to and interests in, and the operating condition of, such party’s assets;
•	real property;
•	the absence of affiliate transactions; and
•	the absence of other representations or warranties.

In the merger agreement, Harris has also made representations and warranties to L3 regarding:

•	Harris’ capital structure, including the number of shares of common stock, stock options and other equity-based awards outstanding;
•	the unanimous adoption by the Harris board of directors of resolutions:
•	determining that the merger agreement and the transactions contemplated by the merger agreement are fair to, and in the best interests of, Harris and its stockholders;
•	directing that the share issuance be submitted to Harris stockholders for their approval and the charter amendment be submitted to Harris stockholders for their adoption; and
•	recommending that Harris stockholders vote in favor of the approval of share issuance and in favor of the adoption of the charter amendment, which is referred to as the Harris recommendation;
•	the Harris board of directors’ receipt of an opinion from Morgan Stanley that the exchange ratio is fair from a financial point of view to Harris;

•	fees payable to brokers and financial advisors in connection with the merger; and
•	tax treatment of Harris’ prior acquisition of Exelis Inc.

In the merger agreement, L3 has also made representations and warranties to Harris and Merger Sub regarding:

•	L3’s capital structure, including the number of shares of common stock, stock options and other equity-based awards outstanding;
•	the unanimous adoption by the L3 board of directors of resolutions:
•	determining that merger agreement and the transactions contemplated by the merger agreement are fair to, and in the best interests of, L3 and its stockholders;
•	approving and declaring advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger;
•	directing the merger agreement to a vote of L3 stockholders for adoption; and
•	resolving to recommend adoption of the merger agreement by L3 stockholders, which is referred to as the L3 recommendation;
•	the L3 board of directors’ receipt of an opinion from Goldman Sachs that the exchange ratio is fair from a financial point of view to L3 stockholders (other than Harris and its affiliates); and
•	fees payable to brokers and financial advisors in connection with the merger.

In the merger agreement, Harris has also made representations and warranties to L3 with respect to Merger Sub, regarding:

•	organization, good standing and qualification to do business;
•	capital structure of Merger Sub;
•	corporate authority and power with respect to the execution, delivery and performance of the merger agreement;
•	the absence of violations of Merger Sub’s organizational documents; and
•	the absence of other representations or warranties.

For purposes of the merger agreement, a “material adverse effect” with respect to Harris or L3 means any effect that, individually or in the aggregate with any other effect is, or would reasonably be expected to be, materially adverse to the condition (financial or otherwise), properties, assets, operations, liabilities, business or results of operations of such party and its subsidiaries, taken as a whole, except that none of the following, alone or in combination, will be deemed to constitute, or be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur:

•	effects generally affecting the economy, credit, capital, securities or financial markets in the United States or elsewhere in the world, including changes to interest rates and exchange rates;
•	effects generally affecting political, regulatory or business conditions in any jurisdiction in which such party or any of its subsidiaries has material operations or where any of such party’s or any of its subsidiaries’ products or services are sold;
•	effects that are the result of factors generally affecting the industry, markets or geographical areas in which such party and its subsidiaries operate;
•	any loss of, or adverse effect in, the relationship of such party or any of its subsidiaries, contractual or otherwise, with customers, employees, unions, suppliers, distributors, financing sources, partners or similar relationship caused by the entry into, announcement or consummation of the transactions contemplated by the merger agreement (except that this exception does not apply to the representations and warranties regarding the execution of the merger agreement violating organizational documents, contracts or laws);

•	any action taken (or not taken) by such party or any of its subsidiaries that is required to be taken (or not to be taken) by the merger agreement (except for any obligation under the merger agreement to operate in the ordinary course or similar obligation);
•	changes or modifications, and prospective changes or modifications, in GAAP or in any law of general applicability, including the repeal thereof, or in the interpretation or enforcement thereof, after the date of the merger agreement;
•	any failure by such party to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period, except that this exception will not prevent or otherwise affect a determination that any effect underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a material adverse effect (if not otherwise falling within any other exception);
•	any effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, terrorism, military actions or the escalation or worsening of any of the foregoing, any hurricane, flood, tornado, earthquake or other weather or natural disaster, or any outbreak of illness or other public health event or any other force majeure event, whether or not caused by any person;
•	any proceeding arising from allegations of any breach of fiduciary duty or allegations of violation of law, in each case, relating to the merger agreement or the transactions contemplated by the merger agreement; or
•	a decline in the market price, or change in trading volume, of the shares of common stock of such party on the NYSE or any ratings downgrade or change in ratings outlook for such party or any of its subsidiaries, except that this exception will not prevent or otherwise affect a determination that any effect underlying such decline or change has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a material adverse effect (if not otherwise falling within any other exception).

Notwithstanding the exceptions listed above, with respect to the first, second, third, sixth and eighth exceptions listed, such effect will be taken into account in determining whether a material adverse effect has occurred to the extent it disproportionately adversely affects such party and its subsidiaries, taken as a whole, compared to other companies and their respective subsidiaries, taken as a whole, operating in the industries in which such party and its subsidiaries operate.

Conduct of Business Prior to the Effective Time

Each of Harris and L3 has each agreed as it itself and its subsidiaries that, after the date of the merger agreement and prior to the effective time (subject to certain exceptions or except as approved in writing by Harris or L3, as applicable (which approval may not be unreasonably withheld, conditioned or delayed)), the business of it and its subsidiaries will be conducted in all material respects in the ordinary course and, to the extent consistent therewith, it and its subsidiaries will use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with governmental entities, customers, suppliers, licensors, licensees, distributors, creditors, lessors, employees and business associates and keep available the services of its and its subsidiaries’ present officers, employees and agents, except as otherwise expressly contemplated by the merger agreement or as required by applicable law or as set forth in such party’s disclosure letter.

From the date of the merger agreement until the effective time, subject to certain exceptions and except as expressly contemplated by the merger agreement, required by a governmental entity or applicable law or any material contract or benefit plan existing as of the date of the merger agreement, approved in writing by the other party (which approval may not be unreasonably withheld, conditioned or delayed) or set forth in such party’s disclosure letter, each party has agreed not to and to cause its subsidiaries not to:

•	make or propose any change to its organizational documents or, except for amendments that would not materially restrict the operations of its businesses, the organizational documents of any of its subsidiaries;

•	other than in the ordinary course, except for any such transactions among its wholly-owned subsidiaries, (a) merge or consolidate itself or any of its subsidiaries with any other person, or (b) restructure, reorganize or completely or partially liquidate;
•	acquire assets outside of the ordinary course from any other person (a) with a fair market value or purchase price in excess of $200 million in the aggregate in any transaction or series of related transactions (including incurring any indebtedness related thereto), in each case, including any amounts or value reasonably expected to be paid in connection with a future earn-out, purchase price adjustment, release of “holdback” or similar contingent payment obligation, or (b) that would reasonably be expected to prevent, materially delay or materially impair the ability of Harris or L3, as applicable, to consummate the merger or other transactions contemplated by the merger agreement, in each case, other than acquisitions of inventory or other goods in the ordinary course;
•	issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the same, or otherwise enter into any contract or understanding with respect to the voting of, any shares of its capital stock or of any of its subsidiaries (other than the issuance of shares (a) by its wholly-owned subsidiary to it or another of its wholly-owned subsidiaries, (b) in respect of equity-based awards outstanding as of the date of the merger agreement, or (c) granted in accordance with the provisions of the merger agreement, L3’s ESPP or each party’s 401(k) plans, in each case, in accordance with their terms and, as applicable, the plan documents as in effect on the date of the merger agreement), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;
•	create or incur any encumbrance (other than certain permitted encumbrances) over any material portion of such party’s and its subsidiaries’ consolidated properties and assets that is not incurred in the ordinary course on any of its assets or any of its subsidiaries;
•	make any loans, advances, guarantees or capital contributions to or investments in any person (other than to or from Harris and any of its wholly-owned subsidiaries or to or from L3 and any of its wholly-owned subsidiaries, as applicable, or in accordance with the merger agreement) in excess of $50 million in the aggregate;
•	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly-owned subsidiary to it or to any other direct or indirect wholly-owned subsidiary), except that, consistent with the provisions of the merger agreement:
•	Harris may make, declare and pay one regular quarterly cash dividend in each quarter of the year ending June 28, 2019 in an amount per share of $0.685 per quarter with a record date consistent with the record date for each quarterly period of the year ended June 29, 2018 and, from and after July 1, 2019, Harris may make, declare and pay one regular quarterly cash dividend in each quarter of the year ending June 30, 2020 in an amount per share up to $0.055 higher than the dividend paid for the same quarterly period of the year ended June 28, 2019 and with a record date consistent with the record date for each quarterly period of the year ended June 28, 2019, so long as Harris provides L3 with written notice of each record date it will select at least 20 business days prior to the declaration date in respect of such applicable record date; and
•	L3 may make, declare and pay one regular quarterly cash dividend in each quarter of the year ending December 31, 2018 in an amount per share of $0.80 per quarter and with a record date consistent with the record date for each quarterly period of the year ended December 31, 2017 and, from and after January 1, 2019, L3 may make, declare and pay one regular quarterly cash dividend in each quarter of the year ending December 31, 2019 in an amount per share up to $0.05 higher than the dividends paid for the same quarterly period of the year ended December 31, 2018 and with a record date consistent with the record date for each quarterly period of the year ended December 31, 2018, so long as L3 provides Harris with written notice of each record date it will select at least 20 business days prior to the declaration date in respect of such applicable record date, in each case, solely to the extent such payment is coordinated with

Harris to ensure that L3 stockholders do not receive dividends on both shares of L3 common stock and Harris common stock received in the merger in respect of any calendar quarter or fail to receive a dividend on either shares of L3 common stock or Harris common stock received in the merger in respect of any calendar quarter;

•	reclassify, split, combine, subdivide or redeem, purchase (through such party’s share repurchase program or otherwise) or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock, other than with respect to:
•	the capital stock or other equity interests of a wholly-owned subsidiary of L3 or Harris, as applicable;
•	net withholding upon the exercise or settlement of equity-based awards outstanding as of the date of the merger agreement or granted in accordance with the terms of the merger agreement in the ordinary course and in accordance with their terms and, as applicable, the plan documents as in effect on the date of the merger agreement; or
•	such party’s matching contributions to its 401(k) plans in the form of capital stock in the ordinary course and in accordance with the terms of the plan documents as in effect on the date of the merger agreement;
•	make or authorize any payment of, or accrual or commitment for, capital expenditures, except any such expenditure:
•	to the extent reasonably necessary to avoid a material business interruption as a result of any act of God, war, terrorism, earthquake, fire, hurricane, storm, flood, civil disturbance, explosion, partial or entire failure of utilities or IT assets, or any other similar cause not reasonably within the control of such party or its subsidiaries;
•	not in excess of $50 million in the aggregate during any consecutive 12-month period (other than capital expenditures within the thresholds set forth in such party’s disclosure letter); or
•	expenditures that such party reasonably determines are necessary to maintain the safety and integrity of any asset or property in response to any unanticipated and subsequently discovered events, occurrences or developments (except that L3 or Harris, as applicable, will use its reasonable best efforts to consult with the other party prior to making or agreeing to any such capital expenditure);
•	other than in the ordinary course, enter into any contract that would have been a material contract had it been entered into prior to the merger agreement or amend, modify, supplement, waive, terminate, assign, convey, encumber or otherwise transfer, in whole or in part, rights or interest pursuant to or in any material contract other than (a) expirations of any such contract in the ordinary course in accordance with the terms of such contract, or (b) non-exclusive licenses, covenants not to sue, releases, waivers or other rights under intellectual property owned by L3 and its subsidiaries or Harris or any of its subsidiaries, as applicable, in each case, granted in the ordinary course;
•	other than in the ordinary course or with respect to amounts that are not material to such party and its subsidiaries, taken as a whole, cancel, modify or waive any debts or claims held by it or any of its subsidiaries or waive any rights held by it or any of its subsidiaries;
•	settle or compromise, or offer or propose to settle or compromise any material proceeding, including before a governmental entity, except in accordance with the parameters set forth in each party’s disclosure letter, except that no such settlement or compromise, or offer in respect thereof, may involve any injunctive or other non-monetary relief which, in either case, imposes any material restrictions on the business operations of such party and its subsidiaries or affiliates;
•	make any changes with respect to its material accounting policies or procedures, except as required by changes to GAAP;
•	other than in the ordinary course, make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any tax return other than on a basis consistent with past practice, enter into any material closing agreement with respect to taxes, settle any material tax claim, audit, assessment or dispute, surrender any right to claim a refund of a material amount of taxes, or agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material tax;

•	transfer, sell, lease, divest, cancel or otherwise dispose of, or permit or suffer to exist the creation of any encumbrance upon, any assets (tangible or intangible), product lines or businesses material to it and its subsidiaries, taken as a whole, including capital stock of any of its subsidiaries, except in connection with (a) sales of goods or services provided in the ordinary course, (b) sales of obsolete assets, and (c) sales, leases, licenses or other dispositions of assets (not including services) with a fair market value not in excess of $100 million in the aggregate other than pursuant to material contracts or party government contracts in effect prior to the date of the merger agreement, or entered into after the date of the merger agreement in accordance with the merger agreement;
•	cancel, abandon or otherwise allow to lapse or expire any intellectual property that is material to the businesses of Harris and its subsidiaries or L3 and its subsidiaries, as applicable, taken as a whole, as each party’s businesses are currently conducted;
•	amend or fail to comply with Harris’ and its subsidiaries’ or L3’s and its subsidiaries’, as applicable, privacy and security policies, or alter the operation or security of any IT assets owned, used or held for use in the operation of Harris’ and its subsidiaries’ or L3’s and its subsidiaries’ businesses, as applicable, in each case, in a manner that would be materially less protective of any confidential or proprietary information that is owned by or in the possession or control of L3 or any of its subsidiaries or Harris or any of its subsidiaries, as applicable, including any information stored on or processed by such IT assets;
•	increase or change the compensation or benefits payable to any employee other than in the ordinary course, except that, notwithstanding the foregoing, except as expressly disclosed in such party’s disclosure letter or pursuant to a Harris benefit plan or L3 benefit plan, as applicable, in effect as of the date of the merger agreement, the parties may not:
•	grant any new long-term incentive or equity-based awards, or amend or modify the terms of any such outstanding awards under any Harris benefit plan or L3 benefit plan, as applicable;
•	grant any transaction or retention bonuses;
•	increase or change the compensation or benefits payable to any executive officer (other than changes in benefits that are generally applicable to all salaried employees in the particular geographic region and that are made in the ordinary course);
•	increase or change the severance terms applicable to any employee, except that L3 may pay severance benefits in amounts that would not exceed the levels that would be payable under Harris’ severance pay plan; or
•	terminate the employment of any executive officer (other than for cause) or hire any new executive officer (other than as a replacement hire receiving substantially similar terms of employment);
•	become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization, in each case, other than in the ordinary course;
•	incur any indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security) or guarantee any such indebtedness, except for:
•	indebtedness for borrowed money incurred in the ordinary course under L3’s or Harris’, as applicable, revolving credit facilities and other lines of credit existing as of the date of the merger agreement;
•	guarantees by Harris or any wholly-owned subsidiary of Harris of indebtedness of Harris or any other wholly-owned subsidiary of Harris;

•	guarantees by L3 or any wholly-owned subsidiary of L3 of indebtedness of L3 or any other wholly-owned subsidiary of L3;
•	indebtedness incurred in connection with a refinancing or replacement of existing indebtedness (but in all cases which refinancing or replacement must not increase the aggregate amount of indebtedness permitted to be outstanding thereunder and in each case on customary commercial terms consistent in all material respects with the indebtedness being refinanced or replaced);
•	indebtedness incurred pursuant to letters of credit, performance bonds or other similar arrangements in the ordinary course;
•	interest, exchange rate and commodity swaps, options, futures, forward contracts and similar derivatives or other hedging contracts not entered for speculative purposes and entered into in the ordinary course and in compliance with its risk management and hedging policies or practices in effect on the date of the merger agreement; or
•	indebtedness incurred by mutual agreement of the parties in accordance with the merger agreement; or
•	agree or commit to do any of the foregoing.

No Solicitation of Acquisition Proposals

Harris and L3 have agreed that neither Harris nor L3, nor any of their respective subsidiaries, will, and that they will use their respective reasonable best efforts to cause their and their respective subsidiaries’ directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives, which directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives are collectively referred to as representatives, not to, directly or indirectly:

•	initiate, solicit, propose, knowingly encourage (including by way of furnishing information) or knowingly take any action designed to facilitate any inquiry regarding, or the making of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to, an acquisition proposal (other than discussions solely to clarify whether such proposal or offer constitutes an acquisition proposal);
•	engage in, continue or otherwise participate in any discussions with or negotiations relating to, or otherwise cooperate in any way with, any acquisition proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an acquisition proposal (other than to state that the merger agreement prohibits such discussions or negotiations, or discussions solely to clarify whether such proposal constitutes an acquisition proposal);
•	provide any nonpublic information to any person in connection with any acquisition proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an acquisition proposal; or
•	otherwise knowingly facilitate any effort or attempt to make an acquisition proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an acquisition proposal.

An “acquisition proposal” means:

•	any proposal, offer, inquiry or indication of interest relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving L3 or Harris, as applicable, or any of their respective subsidiaries and involving, directly or indirectly, 15% or more of the consolidated net revenues, net income or total assets (it being understood that total assets include equity securities of subsidiaries of L3 or Harris, as applicable); or
•	any acquisition by any person or group (as defined under Section 13 of the Exchange Act) resulting in, or any proposal, offer, inquiry or indication of interest that if consummated would result in, any person or group (as defined under Section 13 of the Exchange Act) becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 15% or more of the total voting power or of any class of equity securities of L3 or Harris, as applicable, or 15% or more of the consolidated net revenues, net income or total assets (it being understood that total assets include equity securities of subsidiaries) of L3 or Harris, as applicable, in each case of this bullet and the preceding bullet, other than the merger and the other transactions contemplated by the merger agreement.

Notwithstanding the restrictions described above, prior to the time, but not after, in the case of L3, the required stockholder vote of L3 stockholders to adopt the merger agreement, which is referred to as the required L3 vote, is obtained or, in the case of Harris, the required stockholder vote of Harris stockholders to approve the share issuance and adopt the charter amendment, which is referred to as the required Harris vote, is obtained, in response to an unsolicited, bona fide written acquisition proposal received after the date of the merger agreement that did not arise from or in connection with a breach of the above obligations, Harris or L3, as applicable, may:

•	provide information in response to a request therefor (including nonpublic information regarding it or any of its subsidiaries) to the person who made such acquisition proposal only if the requested information has previously been made available to, or is made available to Harris or L3, as applicable, prior to or concurrently with the time such information is made available to such person, if, prior to furnishing any such information, Harris or L3, as applicable, receives from the person making such acquisition proposal an executed confidentiality agreement with terms that are not less restrictive to the other party than those contained in the confidentiality agreement executed by Harris and L3 are on Harris or L3, as applicable, and the sharing of competitively sensitive information is subject to certain customary “clean room” requirements; and
•	participate in any discussions or negotiations with any such person regarding such acquisition proposal;

in each case only if, prior to doing so, the Harris board of directors or L3 board of directors, as applicable, determines in good faith after consultation with its outside legal counsel that (a) based on the information then available and after consultation with its financial advisor such acquisition proposal either constitutes a superior proposal or would reasonably be expected to result in a superior proposal and (b) failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law.

A “superior proposal” means an unsolicited, bona fide written acquisition proposal (except that the references in the definition thereof to “15% or more” will be deemed to be references to “a majority”) made after the date of the merger agreement that the L3 board of directors or the Harris board of directors, as applicable, has determined in good faith, after consultation with its outside legal counsel and its financial advisor:

•	if consummated, would result in a transaction more favorable to L3’s stockholders or Harris’ stockholders, as applicable from a financial point of view, than the merger and the other transactions contemplated by the merger agreement (after taking into account any revisions to the terms of the merger agreement proposed by L3 or Harris, as applicable, pursuant to the terms of the merger agreement and the time likely to be required to consummate such acquisition proposal);
•	is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the person or persons making the proposal and any other aspects considered relevant by the L3 board of directors or the Harris board of directors, as applicable; and
•	for which, if applicable, financing is fully committed or reasonably determined to be available by the L3 board of directors or the Harris board of directors, as applicable.

Notice Regarding Acquisition Proposals

Harris and L3 each must promptly (and, in any event, within 24 hours) give notice to the other party if (a) any inquiries, proposals or offers with respect to an acquisition proposal are received by, (b) any information is requested in connection with any acquisition proposal from, or (c) any discussions or negotiations with respect to an acquisition proposal are sought to be initiated or continued with, it or any of its representatives, setting forth in such notice the name of such person and the material terms and conditions of any proposals or offers (including, if applicable, complete copies of any written requests, proposals or offers, including proposed agreements) and must then keep the other party informed, on a current basis (and, in any event, within 24 hours), of the status and material terms of any such proposals or offers (including any material amendments) and the status of any such discussions or negotiations, including any change in its intentions as previously notified.

No Change of Recommendation

Harris and L3 have agreed that, except as otherwise set forth in the merger agreement, neither the Harris board of directors nor the L3 board of directors, including any committee thereof, will:

•	withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Harris recommendation or the L3 recommendation, as applicable, in a manner adverse to Harris or L3, as applicable;
•	fail to include the Harris recommendation or the L3 recommendation, as applicable, in this joint proxy statement/prospectus;
•	fail to reaffirm the Harris recommendation or the L3 recommendation, as applicable, and recommend against acceptance of a tender or exchange offer by its stockholders pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Harris common stock or L3 common stock, as applicable (other than by Harris or an affiliate of Harris or L3 or an affiliate of L3, as applicable), in each case, within 10 business days after the commencement of such tender or exchange offer (or, if earlier, prior to the applicable stockholder meeting);
•	approve or recommend, or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement permitted as discussed above) relating to any acquisition proposal, which agreement is referred to as an alternative acquisition agreement (any action described in this bullet or the preceding three bullets being referred to as a change of recommendation); or
•	cause or permit Harris or L3, as applicable, to enter into an alternative acquisition agreement.

Notwithstanding anything in the merger agreement to the contrary, prior to the time, in the case of L3, the required L3 vote is obtained or, in the case of Harris, the required Harris vote is obtained, the L3 board of directors or the Harris board of directors, as applicable, may effect a change of recommendation if:

•	either (a) an unsolicited, bona fide written acquisition proposal received after the date of the merger agreement that did not arise from or in connection with a breach of the obligations set forth in the merger agreement is received by Harris or L3, as applicable, and is not withdrawn, and the Harris board of directors or the L3 board of directors, as applicable, determines in good faith, after consultation with its outside legal counsel and its financial advisor that such acquisition proposal constitutes a superior proposal or (b) an intervening event (as defined below) has occurred; and
•	the Harris board of directors or L3 board of directors, as applicable, determines in good faith, after consultation with its outside legal counsel and its financial advisor, that failure to effect a change of recommendation in response to such superior proposal or intervening event would be inconsistent with the directors’ fiduciary duties under applicable law.

Prior to making any change of recommendation, Harris or L3, as applicable, is required to deliver to the other a written notice of such action and the basis for such change of recommendation four business days in advance stating in writing that the Harris board of directors or the L3 board of directors, as applicable, intends to consider whether to take such action and (a) in the case of a superior proposal, provide the notice required for receipt of an acquisition proposal and (b) in the case of an intervening event, include a reasonably detailed description of the intervening event. After giving such notice and prior to effecting such change of recommendation, Harris or L3, as applicable, must negotiate in good faith with the other (to the extent the other wishes to negotiate) to make such revisions to the terms of the merger agreement that would permit the Harris board of directors or the L3 board of directors, as applicable, not to effect a change of recommendation in response thereto. At the end of such four-business-day period, prior to and as a condition to taking action to effect a change of recommendation, the Harris board of directors or L3 board of directors, as applicable, must take into consideration any changes to the terms of the merger agreement proposed in writing by the other party and any other information offered by the other party in response to the notice and must determine in good faith after consultation with its outside legal counsel and its financial advisor that (a) such superior proposal would continue to constitute a superior proposal or such intervening event remains in effect and (b) the failure to effect a change of recommendation in response to such superior proposal or intervening event would be inconsistent with the directors’ fiduciary duties under applicable law, in each case, if such changes offered in writing by the other party were to be given effect.

Any material amendment to any acquisition proposal will be deemed to be a new acquisition proposal for the purposes of the obligations described above except that references to “four business days” will be deemed to be references to “two business days.”

An “intervening event” means any material effect, event, development, change, state of facts, condition, circumstance or occurrence that was not known or reasonably foreseeable by Harris or L3, as applicable, on the date of the merger agreement (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable by such board of directors as of the date of the merger agreement), which effect, or any consequence thereof, becomes known by such board of directors prior to the time Harris receives the required Harris vote or L3 receives the required L3 vote, as applicable, except that in no event will any effect that relates to an acquisition proposal or a superior proposal or any inquiry or communications relating thereto be taken into account for purposes of determining whether an intervening event has occurred.

Nothing contained in the merger agreement will prevent Harris or L3 from complying with its disclosure obligations under United States federal or state law with regard to an acquisition proposal or making any “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) of the Exchange Act, except that neither party may effect a change of recommendation other than in accordance with the procedures described above.

Existing Discussions and Standstill Provisions

Harris and L3 each must, and must cause its subsidiaries and must use its reasonable best efforts to cause their respective representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person conducted prior to the date of the merger agreement with respect to any acquisition proposal, or proposal that would reasonably be expected to lead to an acquisition proposal. Harris and L3, as applicable, must promptly deliver a written notice to each such person providing only that each of Harris and L3, as applicable, is ending all discussions and negotiations with such person with respect to any acquisition proposal, or proposal or transaction that would reasonably be expected to lead to an acquisition proposal, which notice must also request the prompt return or destruction of all confidential information concerning Harris and any of its subsidiaries or L3 and any of its subsidiaries, as applicable, that has been furnished to such person by or on behalf of Harris or L3, as applicable, or any of their respective subsidiaries, as applicable. Harris and L3, as applicable, will promptly terminate all physical and electronic data access previously granted to such persons.

During the period beginning on the date of the merger agreement and continuing until the earlier of the effective time and termination of the merger agreement in pursuant to its terms, Harris and L3, as applicable, must not terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which Harris and L3, as applicable, or any of their respective subsidiaries is a party and must enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions of such agreements.

Stockholder Meetings

Each of Harris and L3 must take, in accordance with applicable law and its organizational documents, all action necessary to convene the Harris stockholder meeting or L3 stockholder meeting, as applicable, as promptly as practicable after this Form S-4 is declared effective, and in any event (to the extent permitted by applicable law) within 30 business days thereafter to consider and vote upon, in the case of L3, the adoption of the merger agreement, and in the case of Harris, the approval of the share issuance and adoption of the charter amendment, and to cause such vote to be taken, and must not postpone or adjourn such meeting except to the extent required by law, in accordance with the terms of the merger agreement, or, if, as of the time for which such party’s stockholder meeting was originally scheduled, there are insufficient shares of such party’s common stock represented (either in person or by proxy) and voting to obtain such party’s required vote or to constitute a quorum necessary to conduct the business of such party’s stockholder meeting. Harris and L3 each must, subject to the right of each board to effect a change of recommendation in accordance with the terms of the merger agreement, use reasonable best efforts to solicit from its stockholders proxies in favor of, in the case of L3, the proposal to adopt the merger agreement, and in the case of Harris, the proposals to approve the share issuance and adopt the charter amendment, and to secure the required votes of such party’s stockholders.

Harris and L3 must cooperate to schedule and convene the Harris stockholder meeting and the L3 stockholder meeting on the same date, and each agrees to provide the other reasonably detailed periodic updates concerning proxy solicitation. The stockholder meetings may be adjourned if it is necessary to ensure that any supplement or amendment to this joint proxy statement/prospectus is delivered or if either party has not received sufficient proxies to obtain the required vote of its stockholders as of two business days before its stockholder meeting. Such adjournment must not be more than 10 days in connection with any one postponement or adjournment or more than an aggregate of 20 business days from the originally scheduled date for the applicable stockholder meeting. If either party postpones or adjourns its stockholder meeting, the other party may postpone or adjourn its stockholder meeting such that both stockholder meetings are scheduled on the same date.

Each of Harris and L3 agrees that its obligations to hold the Harris stockholder meeting and the L3 stockholder meeting, as applicable, will not be affected by the making of a change of recommendation by the Harris board of directors or the L3 board of directors, as applicable, nor will those obligations be affected by the commencement of or announcement or disclosure of or communication to Harris or L3, as applicable, of any acquisition proposal (including any superior proposal) or the occurrence or disclosure of an intervening event as to Harris or L3, as applicable.

Cooperation; Efforts to Consummate

On the terms and subject to the conditions set forth in the merger agreement, Harris and L3 are required to cooperate with each other and use (and will cause their respective subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under the merger agreement and applicable law to consummate and make effective the merger and the other transactions contemplated by the merger agreement as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable and advisable all documentation to effect all necessary notices, reports and other filings (including by filing no later than November 9, 2018 the notification and report form required under the HSR Act) and to obtain as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party or any governmental entity in order to consummate the merger and the other transactions contemplated by the merger agreement.

Harris and L3 will jointly develop and consult with one another on and consider in good faith the views of one another in connection with, all of the information relating to Harris or L3, as applicable, and any of their respective subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any governmental entity in connection with the merger and the other transactions contemplated by the merger agreement. Neither Harris nor L3 may permit any of its officers or other representatives to participate in any substantive meeting with any governmental entity in respect of any filings, investigation or other inquiry relating to the merger or the other transactions contemplated by the merger agreement unless it consults with the other party in advance and, to the extent permitted by such governmental entity, gives the other party the opportunity to attend and participate at such meeting. Subject to applicable law, each of Harris and L3 and their respective subsidiaries may not agree to any actions, restrictions or conditions with respect to obtaining any consents, registrations, approvals, permits, expirations of waiting periods or authorizations in connection with the merger or the other transactions contemplated by the merger agreement, and neither party may directly or indirectly extend any waiting period under the HSR Act or enter into any agreement with a governmental entity related to the merger agreement or the merger or the other transactions contemplated by the merger agreement, in each case, without the prior written consent of the other party. In exercising these rights, each of Harris and L3 must act reasonably and as promptly as reasonably practicable.

On the terms and subject to the conditions set forth in the merger agreement, each of Harris and L3 agrees, subject to applicable law, to:

•	promptly provide to each and every federal, state, local or foreign court or governmental entity with jurisdiction over enforcement of any applicable antitrust law non-privileged information and documents requested by any such governmental entity or that are necessary, proper or advisable to permit consummation of the merger and the other transactions contemplated by the merger agreement; and

•	promptly use its reasonable best efforts to take all reasonably necessary, proper or advisable steps to avoid the entry of, and resist, vacate, modify, reverse, suspend, prevent, eliminate or remove any actual, anticipated or threatened temporary, preliminary or permanent injunction or other order, decree, decision, determination or judgment entered or issued, or that becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind that would reasonably be expected to delay, restrain, prevent, enjoin or otherwise prohibit or make unlawful the consummation of the merger or the other transactions contemplated by the merger agreement, including the defense through litigation (excluding any appeals) on the merits of any claim asserted in any court, agency or other proceeding by any person or entity seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the merger or the other transactions contemplated by the merger agreement and to proffer and agree to its willingness to sell, lease, license or otherwise dispose of, or hold separate pending such disposition and promptly to effect the sale, lease, license, disposal and holding separate of, assets, operations, rights, product lines, licenses, businesses or interests therein of Harris or L3 or either of their respective subsidiaries if such remedy should be reasonably necessary, proper or advisable so as to permit the consummation of the merger and the other transactions contemplated by the merger agreement on a schedule as close as possible to that contemplated in the merger agreement.

Notwithstanding anything in the merger agreement to the contrary, neither the covenants described in this section nor the “reasonable best efforts” standard in the merger agreement will require, or be construed to require, Harris or L3 or any of their respective subsidiaries or other affiliates, to waive any of the conditions to the closing of the merger or to effect any of the remedies described in the immediately preceding bullet unless such remedy is conditioned upon the occurrence of the closing or is effective on or after the closing or take, effect or agree to any remedy that individually or in the aggregate with any other remedies to be taken, effected or agreed to, would reasonably be expected to be materially adverse to the condition (financial or otherwise), properties, assets, operations, liabilities or results of operations of Harris, L3 and their subsidiaries (taken as a whole, after giving effect to the merger), not taking into account any proceeds received or expected to be received from any such action.

For the avoidance of doubt, Harris and L3 must cooperate with each other and work in good faith in formulating any such remedy.

Status and Notifications

Subject to applicable law and as otherwise required by any governmental entity, Harris and L3 each will keep the other apprised of the status of matters relating to completion of the merger and the other transactions contemplated by the merger agreement, including promptly furnishing the other with copies of notices or other communications received by Harris or L3, as applicable, or any of its subsidiaries from any third party and/or any governmental entity with respect to such transactions. Harris and L3 each will give prompt notice to the other of any change, fact or condition that has had, or would reasonably be expected to have, a material adverse effect on such party, or of any failure of any condition to the party’s obligations to effect the merger or the other transactions contemplated by the merger agreement.

Financing and Indebtedness

Harris and L3 have agreed to cooperate in good faith during the period from the date of the merger agreement to the effective time to mutually determine and implement any necessary, appropriate or desirable arrangements, in anticipation of the consummation of the merger and other transactions contemplated by the merger agreement, regarding each party’s indentures or other documents governing or relating to indebtedness of the parties.

Access to Information

Subject to applicable law and certain exceptions and conditions, Harris and L3 each must, upon request by the other, furnish the other with all information concerning itself, its subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Harris, L3 or any of their respective subsidiaries to any third party or any governmental entity in connection with the merger and other transactions contemplated by the merger agreement and must, upon giving of reasonable notice by the other party, afford the other party’s officers and other authorized representatives reasonable access, during normal business hours following reasonable advance notice throughout the period prior to the effective time, to its officers, employees, agents, contracts, books and records, as well as properties, offices and other facilities, and, during such period, each must (and must cause its subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested.

NYSE Listing; NYSE Delisting

Harris is required to use its reasonable best efforts to cause the shares of Harris common stock to be issued in the merger to be approved for listing on the NYSE prior to the closing date. Prior to the closing date, L3 must cooperate with Harris and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of the NYSE to enable the delisting by the surviving corporation of the shares of L3 common stock from the NYSE and the deregistration of such shares under the Exchange Act as promptly as practicable after the effective time.

Publicity

Harris and L3 are required to consult with each other, and provide meaningful opportunity for review and give due consideration to reasonable comment by the other, prior to issuing any press releases or otherwise making planned public statements with respect to the merger and the other transactions contemplated by the merger agreement and prior to making any filings with any governmental entity (including the NYSE) with respect thereto, except (a) as may be required by applicable law or by obligations pursuant to any listing arrangement with or rules of the NYSE, (b) any consultation that would not be reasonably practicable as a result of the requirements of applicable law, (c) with respect to any change of recommendation made in accordance with the merger agreement or either party’s response thereto, (d) or in connection with any dispute between the parties regarding the merger agreement or the transactions contemplated thereby or (e) to the extent the content of any such disclosure, announcement or statement is consistent with any previous disclosure, announcement or statement made in accordance with the merger agreement.

Employee Benefits Matters

The parties have agreed that employees of Harris and its subsidiaries and employees of L3 and its subsidiaries who continue to remain employed by Harris, L3 or their subsidiaries following completion of the merger (other than employees subject to a collective bargaining agreement, the terms and conditions of whose employment will be governed by such collective bargaining agreement), which are referred to collectively as the continuing employees, will, for the period commencing at the effective time and ending on December 31, 2019, be provided with base salary or base wage, severance benefit protections, and pension and welfare benefits (subject to the exclusions set forth on the disclosure letter for each party) that are no less favorable, in the aggregate, than those provided to such continuing employees, as applicable, immediately prior to the effective time.

Additionally, with respect to any benefit plan in which any continuing employee first becomes eligible to participate on or after the effective time, the merger agreement also provides that each party will use commercially reasonable efforts to: (a) cause any preexisting conditions or limitations and eligibility waiting periods under any of its group health plans to be waived with respect to the other party’s continuing employees and their eligible dependents; (b) give the other party’s continuing employees credit for the plan year in which the effective time occurs (or the plan year in which the continuing employee first becomes eligible to participate in the applicable benefit plan, if later) towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred during the plan year but prior to the effective time (or eligibility date, as applicable), for which payment has been made; and (c) give the other party’s continuing employees service credit for such continuing employee’s employment with the other party for purposes of vesting, benefit accrual and eligibility to participate under each applicable benefit plan, as if such service had been performed with such party, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits (unless otherwise required under applicable law) or to the extent it would result in a duplication of benefits.

Prior to making any material written communications to the executive officers of Harris or L3 pertaining to compensation or benefit matters that are affected by the transactions contemplated by the merger agreement, each party will provide the other party with a copy of the intended communication, the other party must have a reasonable period of time to review and comment on the communication, and the relevant party must consider any such comments in good faith.

Expenses

Except as otherwise provided in the provisions related to termination of the merger agreement, whether or not the merger is completed, all costs and expenses incurred in connection with the preparation, negotiation, execution and performance of the merger agreement and the merger and other transactions contemplated by the merger agreement will be paid by the party incurring such expense, except that (a) expenses incurred in connection with any filing fees in connection with the HSR Act, any other antitrust law, this Form S-4 and the printing and mailing of this joint proxy statement/prospectus will be shared equally by Harris and L3 and (b) the surviving corporation will pay all charges and expenses, including those of the exchange agent, in connection with the share exchange and delivery of the merger consideration, and Harris will reimburse the surviving corporation for such charges and expenses.

Indemnification; Directors’ and Officers’ Insurance

The merger agreement provides that, from and after the effective time, L3 Harris will, and will cause the surviving corporation to, indemnify and hold harmless to the fullest extent L3 would be permitted to do so under applicable law and L3’s organizational documents in effect as of the date of the merger agreement, each present and former director and officer of L3 or any of its subsidiaries or any person who prior to or at the effective time served at the request of L3 or any of its subsidiaries as a director or officer of another person in which L3 or any of its subsidiaries has an equity investment, in each case, when acting in such capacity, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the effective time, whether asserted or claimed prior to, at or after the effective time, including in connection with (a) the merger and other transactions contemplated by the merger agreement and (b) actions to enforce any indemnification or advancement right of any such person. L3 Harris or the surviving corporation will also advance expenses as incurred to the fullest extent that L3 would have been permitted to do so under applicable law and L3’s organizational documents in effect as of the date of the merger agreement so long as any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification.

The merger agreement further provides that, from and after the effective time, L3 Harris will, and will cause the surviving corporation to, indemnify and hold harmless to the fullest extent Harris would be permitted to do so under applicable law and Harris’ organizational documents in effect as of the date of the merger agreement, each present and former director and officer of Harris or any of its subsidiaries or any person who prior to or at the effective time served at the request of Harris or any of its subsidiaries as a director or officer of another person in which Harris or any of its subsidiaries has an equity investment, in each case, when acting in such capacity, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the effective time, whether asserted or claimed prior to, at or after the effective time, including in connection with (a) the merger and other transactions contemplated by the merger agreement and (b) actions to enforce any indemnification or advancement right of any such person. L3 Harris or the surviving corporation will also advance expenses as incurred to the fullest extent that Harris would have been permitted to do so under applicable law and Harris’ organizational documents in effect as of the date of the merger agreement so long as any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification.

Prior to the effective time, L3 will and, if L3 is unable to, L3 Harris will cause the surviving corporation as of the effective time to, obtain and fully pay the premium for “tail” insurance policies for the extension of (a) the directors’ and officers’ liability coverage of L3’s existing directors’ and officers’ insurance policies, and (b) L3’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of six years from and after the effective time, which is referred to as the tail period, from one or more insurance carriers with the same or better credit rating as L3’s insurance carrier as of the date of the merger agreement with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as L3’s existing policies with respect to matters existing or occurring at or prior to the effective time (including in connection with the merger agreement or the merger and other transactions contemplated by the merger agreement). If L3 and the surviving corporation for any reason fail to obtain such “tail” insurance policies as of the effective time, the surviving corporation will, and L3 Harris will cause the surviving corporation to, continue to maintain in effect for the tail period such insurance policies in place as of the date of the merger agreement with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in L3’s existing policies as of the date of the merger agreement, or the surviving corporation will, and L3 Harris will cause the surviving corporation to, purchase comparable insurance policies for the tail period with terms, conditions, retentions and limits of liability that are substantially the same as provided in L3’s existing policies as of the date of the merger agreement.

Prior to or as of the effective time, Harris will obtain and fully pay the premium for “tail” insurance policies for the extension of (a) the directors’ and officers’ liability coverage of Harris’ existing directors’ and officers’ insurance policies, and (b) Harris’ existing fiduciary liability insurance policies, in each case for the tail period from one or more insurance carriers with the same or better credit rating as Harris’ insurance carrier as of the date of the merger agreement with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as Harris’ existing policies with respect to matters existing or occurring at or prior to the effective time (including in connection with the merger agreement or the merger and other transactions contemplated by the merger agreement). If Harris for any reason fails to obtain such “tail” insurance policies as of the effective time, L3 Harris will continue to maintain in effect for the tail period the insurance policies in place as of the date of the merger agreement with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in Harris’ existing policies as of the date of the merger agreement, or L3 Harris will purchase comparable insurance policies for the tail period with terms, conditions, retentions and limits of liability that are substantially the same as provided in Harris’ existing policies as of the date of the merger agreement.

During the tail period, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the effective time and rights to advancement of related expenses existing at the time of the merger agreement in favor of any persons entitled to indemnification as provided in the organizational documents of L3 or Harris and its subsidiaries or any indemnification agreement between such person and L3 or Harris or any of its subsidiaries, in each case, as in effect on the date of the merger agreement, will survive the merger and other transactions contemplated by the merger agreement unchanged and will not be amended, restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such person.

The indemnification, exculpation and insurance provisions described in this section are intended to be for the benefit of, and from and after the effective time will be enforceable by, each of the persons eligible for indemnification, exculpation or insurance as described in the merger agreement, who will be third-party beneficiaries of such provisions.

Litigation

Each of Harris and L3 has agreed to promptly advise the other party of any litigation commenced after the date of the merger agreement against such party or any of its directors (in their capacity as directors) by any stockholders of such party (on their own behalf or on behalf of such party) relating to the merger agreement or the merger or other transactions contemplated by the merger agreement, and to keep the other party reasonably informed regarding any such litigation. Each of Harris and L3 has agreed to give the other party the opportunity to participate in the defense or settlement of any such stockholder litigation, and that no such settlement will be agreed to without the other party’s prior written consent (which consent must not be unreasonably withheld, conditioned or delayed).

Conditions to the Completion of the Merger

Each party’s obligation to effect the merger is subject to the satisfaction at closing or waiver at or prior to closing of each of the following conditions:

•	receipt of the required Harris vote and the required L3 vote;
•	the shares of Harris common stock to be issued to L3 stockholders in accordance with the merger agreement (including shares of Harris common stock issuable upon the exercise of any converted L3 stock options) having been approved for listing on the NYSE, subject to official notice of issuance;
•	the obtainment of all requisite regulatory approvals, and the continued full force and effectiveness of the requisite regulatory approvals;
•	the absence of any law, order or other action (whether temporary, preliminary or permanent) enacted, issued, promulgated, enforced or entered by any governmental entity in the jurisdictions as described in the section entitled “The Merger—Regulatory Approvals” beginning on page 119, that is in effect and restrains, enjoins, makes illegal or otherwise prohibits the closing of the merger and the other transactions contemplated by the merger agreement;
•	the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part and the absence of a stop order or proceedings seeking a stop order by the SEC;
•	the accuracy of the representations and warranties of the other party as follows:
•	each of the representations and warranties of such party regarding organization, good standing and qualification; corporate authority and approval; takeover statutes; such party’s capital structure; and such party’s brokers and finders must have been true and correct in all material respects as of the date of the merger agreement and must be true and correct in all material respects as of the closing date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct in all material respects as of such particular date or period of time);
•	the representations and warranties of such party regarding the absence of any fact, change, circumstance, event, occurrence, condition or development that has had or would, individually or in the aggregate, reasonably be expected to have a material adverse effect on such party; and
•	each other representation and warranty of such party set forth in the merger agreement must be true and correct in all respects (without giving effect to any qualification by materiality or material adverse effect contained therein) as of the date of the merger agreement and as of the closing date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct in all respects as of such particular date or period of time), except, for any failure of any such representation and warranty to be so true and correct in all respects (without giving effect to any qualification by materiality or material adverse effect contained therein) that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect with respect to such party;
•	the other party’s, and, in the case of L3, Merger Sub’s, performance of, in all material respects, its obligations under the merger agreement required to be performed at or prior to the closing date;
•	since the date of the merger agreement there must not have occurred any event, change, effect, circumstance or development that has had or is reasonably likely to have a material adverse effect with respect to the other party;
•	the receipt by such party of a certificate of the chief executive officer or chief financial officer of the other party certifying that the conditions in the two immediately preceding bullets and the sixth bullet above have been satisfied; and
•	the receipt by such party from the other party of the required tax representation letter, although this condition would nevertheless not be satisfied if such receiving party’s counsel, due to a change in law, is unable to deliver an opinion based on the representation letters to the effect that for U.S. federal income tax purposes the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and such receiving party is unable to obtain such an opinion from an alternative tax counsel pursuant to the merger agreement.

In addition, the obligations of L3 to effect the merger are subject to the satisfaction or waiver of the following additional conditions:

•	that each of the representations and warranties of Harris regarding the organization, good standing and qualification of Merger Sub; the capital structure of Merger Sub; and Merger Sub’s corporate authority have been true and correct in all material respects as of the date of the merger agreement and are true and correct in all material respects as of the closing date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct in all material respects as of such particular date or period of time); and
•	the adoption by Harris of the amended bylaws as attached to the merger agreement, effective as of the effective time, and Harris’ having taken the required action such that the board of directors and executive officers of the combined company are as provided in the merger agreement effective as of the effective time. For more details on the governance arrangements of the combined company, see the section entitled “The Merger—Governance of the Combined Company” beginning on page 120.

Termination of the Merger Agreement

Termination by Mutual Consent

The merger agreement may be terminated and the merger and the other transactions contemplated by the merger agreement may be abandoned at any time prior to the effective time by mutual written consent of L3 and Harris by action of their respective boards of directors.

Termination by Either Harris or L3

Either Harris or L3 may terminate the merger agreement by action of its respective board of directors at any time prior to the effective time if:

•	the merger has not been completed by 5:00 p.m. (New York time) on September 30, 2019, which date may be extended by either party to December 31, 2019 (either date being referred to as the outside date) if regulatory approvals with respect to the United Kingdom and Germany are required as described in the section entitled “The Merger—Regulatory Approvals” beginning on page 119 and have not been obtained on or prior to September 30, 2019 but all other conditions to the closing have been satisfied (other than those conditions that by their nature are to be satisfied at the closing (so long as such conditions are reasonably capable of being satisfied at that time)) or waived, although such right to terminate will not be available to any party that has breached in any material respect any of its representations, warranties, covenants or agreements under the merger agreement in any manner that has proximately contributed to the occurrence of the failure of a condition to the consummation of the merger to be satisfied, which termination is referred to as outside date termination;
•	a law or governmental order in the jurisdictions described in the section entitled “The Merger—Regulatory Approvals” beginning on page 119 permanently restraining, enjoining or otherwise prohibiting consummation of the merger has become final and non-appealable, although such right to terminate will not be available to any party that has breached in any material respect any of its representations, warranties, covenants or agreements under the merger agreement in any manner that has proximately contributed to the occurrence of the failure of the condition to the consummation of the merger regarding required government consents to be satisfied;
•	the required L3 vote has not been obtained at the L3 stockholder meeting (or, if the L3 stockholder meeting has been adjourned or postponed in accordance with the merger agreement, at the final adjournment or postponement thereof) at which a vote on the adoption of the merger agreement was taken, which termination is referred to as L3 no vote termination; or

•	the required Harris vote has not been obtained at the Harris stockholder meeting (or, if the Harris stockholder meeting has been adjourned or postponed in accordance with the merger agreement, at the final adjournment or postponement thereof) at which a vote on the share issuance and the charter amendment was taken, which termination is referred to as Harris no vote termination.

Termination by Harris

Harris may terminate the merger agreement and the merger may be abandoned at any time prior to the effective time by action of the Harris board of directors:

•	prior to the time the required L3 vote is obtained, if:
•	after the date an acquisition proposal with respect to L3 was publicly announced or disclosed (or any person publicly announces an intention (whether or not conditional) to make an acquisition proposal), the L3 board of directors fails to affirm the L3 recommendation within 10 business days after receipt of a written request from Harris to do so; or
•	the L3 board of directors has made a change of recommendation, with termination under this bullet or the preceding bullet being referred to as L3 change of recommendation termination; or
•	if, at any time prior to the effective time, there has been a breach by L3 of any of its representations, warranties, covenants or agreements set forth in the merger agreement such that the conditions in the merger agreement regarding the accuracy of L3’s representations and warranties and the performance of its obligations would not be satisfied and such breach either is not curable prior to the outside date or, if curable, has not been cured within the earlier of 30 days after notice thereof from Harris or three business days prior to the outside date, except that this right to terminate will not be available if Harris or Merger Sub has breached in any material respect any of its representations, warranties, covenants or agreements in the merger agreement in any manner that has proximately contributed to the occurrence of the failure of a condition to the consummation of the merger not to be satisfied, which termination is referred to as L3 material breach termination.

Termination by L3

L3 may terminate the merger agreement and the merger may be abandoned at any time prior to the effective time by action of the L3 board of directors:

•	prior to the time the required Harris vote is obtained, if:
•	after the date an acquisition proposal with respect to Harris was publicly announced or disclosed (or any person publicly announces an intention (whether or not conditional) to make an acquisition proposal), the Harris board of directors fails to affirm the Harris recommendation within 10 business days after receipt of a written request from L3 to do so; or
•	the Harris board of directors has made a change of recommendation, with termination under this bullet or the preceding bullet being referred to as Harris change of recommendation termination; or
•	if, at any time prior to the effective time, there has been a breach by Harris or Merger Sub of any of their respective representations, warranties, covenants or agreements set forth in the merger agreement such that the conditions in the merger agreement regarding the accuracy of Harris’ representations and warranties and the performance of its obligations would not be satisfied and such breach either is not curable prior to the outside date or, if curable, has not been cured within the earlier of 30 days after notice thereof or three business days prior to the outside date, except that this right to terminate will not be available if L3 has breached in any material respect any of its representations, warranties, covenants or agreements in the merger agreement in any manner that has proximately contributed to the occurrence of the failure of a condition to the consummation of the merger not to be satisfied, which termination is referred to as Harris material breach termination.

Termination Fees

L3 will be required to pay to Harris a termination fee of $590 million if the merger agreement is terminated:

•	by Harris as an L3 change of recommendation termination;
•	by either Harris or L3 as an L3 no vote termination if, at the time of such termination, Harris had the right to terminate as an L3 change of recommendation termination; or
•	by either Harris or L3 as an outside date termination or an L3 no vote termination or by Harris as an L3 material breach termination, if, in each case,
•	a bona fide acquisition proposal with respect to L3 has been publicly made directly to the stockholders of L3 or has otherwise become publicly known or any person has publicly announced an intention (whether or not conditional) to make an acquisition proposal with respect to L3 (and such acquisition proposal or intention has not been publicly withdrawn without qualification (a) prior to the date of such termination, in the case of an outside date termination or L3 material breach termination or (b) prior to the date of the L3 stockholder meeting, with respect to an L3 no vote termination), and
•	within 12 months after such termination, (a) L3 or any of its subsidiaries has entered into an alternative acquisition agreement with respect to any acquisition proposal with respect to L3 or (b) any acquisition proposal with respect to L3 is consummated (in each case, if such acquisition proposal involves 40% or more of the consolidated net revenues, net income or total assets of L3 or 40% or more of the total voting power or of any class of equity securities of L3).

Harris will be required to pay to L3 a termination fee of $700 million if the merger agreement is terminated:

•	by L3 as a Harris change of recommendation termination;
•	by either Harris or L3 as a Harris no vote termination if, at the time of such termination, L3 had the right to terminate as a Harris change of recommendation termination; or
•	by either Harris or L3 as an outside date termination or a Harris no vote termination or by L3 as a Harris material breach termination, if, in each case,
•	a bona fide acquisition proposal with respect to Harris has been publicly made directly to the stockholders of Harris or has otherwise become publicly known or any person has publicly announced an intention (whether or not conditional) to make an acquisition proposal with respect to Harris (and such acquisition proposal or intention has not been publicly withdrawn without qualification (a) prior to the date of such termination, in the case of an outside date termination or a Harris material breach termination or (b) prior to the date of the Harris stockholder meeting, with respect to a Harris no vote termination), and
•	within 12 months after such termination, (a) Harris or any of its subsidiaries has entered into an alternative acquisition agreement with respect to any acquisition proposal with respect to Harris or (b) any acquisition proposal with respect to Harris is consummated (in each case, if such acquisition proposal involves 40% or more of the consolidated net revenues, net income or total assets of Harris or 40% or more of the total voting power or of any class of equity securities of Harris).

Amendment

Subject to applicable law and the provisions of the merger agreement restricting modification of the parties’ obligations regarding indemnification and directors’ and officers’ insurance, at any time prior to the effective time, the parties to the merger agreement may amend or modify the merger agreement if, and only if, such amendment or modification is in writing and signed by Harris, L3 and Merger Sub.

Waiver

The conditions to each of the parties’ obligations to consummate the merger and the other transactions contemplated by the merger agreement are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law, except that any such waiver will only be effective if made in writing and executed by the party against whom the wavier is to be effective. No failure or delay by any party in exercising any right, power or privilege under the merger agreement will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided in the merger agreement are cumulative and not exclusive of any rights or remedies provided by law.

Specific Performance

Each of the parties to the merger agreement acknowledges and agrees that the rights of each party to consummate the merger and other transactions contemplated by the merger agreement are special, unique and of extraordinary character and that if for any reason any of the provisions of the merger are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that, in addition to any other available remedies a party may have in equity or at law, each party will be entitled to enforce specifically the terms and provisions of the merger agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of the merger agreement in the Court of Chancery of the State of Delaware without necessity of posting a bond or other form of security. In the event that any action or proceeding should be brought in equity to enforce the provisions of the merger agreement, no party thereto will allege, and each party thereby waives the defense, that there is an adequate remedy at law.

Third-Party Beneficiaries

Harris and L3 have agreed that their respective representations, warranties and covenants set forth in the merger agreement are solely for the benefit of the other parties to the merger agreement, in accordance with and subject to the terms of the merger agreement, and the merger agreement is not intended to, and does not, confer upon any person other than Harris, L3 and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, thereunder, including, without limitation, the right to rely upon the representations and warranties set forth in the merger agreement, except the rights of third-party beneficiaries as are expressly provided in the sections regarding combined company governance (as described in the section entitled “The Merger—Governance of the Combined Company” beginning on page 120) and indemnification and directors’ and officers’ insurance, which will not arise until after the effective time. The representations and warranties in the merger agreement are the product of negotiations among the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance with the terms of the merger agreement without notice or liability to any other person. In some instances, the representations and warranties in the merger agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties. Consequently, persons other than the parties may not rely upon the representations and warranties in the merger agreement as characterizations of actual facts or circumstances as of the date of the merger agreement or as of any other date.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements have been prepared to illustrate the estimated effects of the merger. Each share of L3 common stock issued and outstanding immediately prior to the effective time will be converted into, and become exchangeable for, 1.30 shares of Harris common stock.

The following unaudited pro forma condensed combined financial statements give effect to the merger under the acquisition method of accounting in accordance with ASC 805, Business Combinations, with Harris treated as the legal and accounting acquirer. The historical consolidated financial information in the unaudited pro forma condensed combined financial statements has been adjusted to give effect to pro forma events that are (a) directly attributable to the merger, (b) factually supportable and (c) with respect to the statements of income, expected to have a continuing impact on the combined results of Harris and L3. The unaudited pro forma condensed combined balance sheet as of September 28, 2018 is based on the individual historical consolidated balance sheets of Harris and L3, and has been prepared to reflect the merger as if it had occurred on September 28, 2018, which was the end of Harris’ first quarter of fiscal 2019. The unaudited pro forma condensed combined statements of income for the quarter ended September 28, 2018 and the fiscal year ended June 29, 2018 combine the historical results of operations of Harris and L3, and have been prepared to reflect the merger as if it had occurred on July 1, 2017, the first day of Harris’ fiscal 2018.

Harris’ fiscal year ends on the Friday nearest June 30, and L3’s fiscal year ends on December 31. As a consequence of Harris’ and L3’s different fiscal years:

•	the unaudited pro forma condensed combined balance sheet as of September 28, 2018 combines Harris’ historical unaudited condensed consolidated balance sheet as of September 28, 2018, which was the end of Harris’ first quarter of fiscal 2019, and L3’s historical unaudited condensed consolidated balance sheet as of September 28, 2018, which was the end of L3’s third quarter of 2018;
•	the unaudited pro forma condensed combined statement of income for the quarter ended September 28, 2018 combines Harris’ historical unaudited results of operations for the quarter ended September 28, 2018, which was the end of Harris’ first quarter of fiscal 2019, and L3’s historical unaudited results of operations for the quarter ended September 28, 2018, which was the end of L3’s third quarter of 2018; and
•	the unaudited pro forma condensed combined statement of income for the fiscal year ended June 29, 2018 combines Harris’ historical audited results of operations for the fiscal year ended June 29, 2018, which was the end of Harris’ fiscal 2018, and L3’s historical unaudited results of operations for the four quarters ended June 29, 2018.

The unaudited pro forma condensed combined statements of income do not reflect future events that may occur after the merger, including, the anticipated realization of ongoing savings from operating synergies; and certain one-time charges Harris expects to incur in connection with the transaction, including, costs in connection with integrating the operations of Harris and L3.

The following unaudited pro forma condensed combined financial statements are for informational purposes only and do not purport to indicate the results that actually would have been obtained had the merger been completed on the assumed dates or for the periods presented, or which may be realized in the future. To prepare the unaudited pro forma condensed combined financial statements, Harris adjusted L3’s assets and liabilities to their estimated fair values based on preliminary valuation work. As of the date of this joint proxy statement/prospectus, Harris has not completed the detailed valuation work necessary to finalize the required estimated fair values of the L3 assets to be acquired and liabilities to be assumed and the related allocation of purchase price, nor has Harris identified all adjustments necessary to conform L3’s accounting policies to Harris’ accounting policies. A final determination of the fair value of L3’s assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of L3 that exist as of the date of completion of the merger and, therefore, cannot be made prior to that date. Additionally, the value of the merger consideration to be paid in shares of Harris common stock will be determined based on the trading price of Harris common stock at the time of the completion of the merger. Consequently, the purchase price allocation included in the unaudited pro forma condensed combined financial statements is preliminary and is subject to further adjustments as additional information becomes available and as additional analyses are performed. Further, the preliminary purchase price allocation has been made solely for the purpose of preparing the unaudited pro forma condensed combined financial statements. The preliminary purchase price allocation was based on reviews of publicly disclosed allocations for other acquisitions in the industry, Harris’ historical experience, data that were available through the public domain and Harris’ due diligence review of L3’s business. Until the merger is completed, Harris and L3 are limited in their ability to share information with each other. Upon completion of the merger, incremental valuation work will be performed and any increases or decreases in the fair value of relevant balance sheet amounts will result in adjustments to the balance sheet and/or statements of income until the purchase price allocation is finalized. There can be no assurance that such finalization will not result in material changes from the preliminary purchase price allocation included in the unaudited pro forma condensed combined financial statements. Although Harris and L3 have entered into the merger agreement, there can be no assurances that the merger will be completed on the terms set forth in the merger agreement or at all.

The following unaudited pro forma condensed combined financial statements should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial statements;
•	Harris’ audited consolidated financial statements and related notes thereto contained in its Current Report on Form 8-K filed with the SEC on December 13, 2018 and Harris’ Quarterly Report on Form 10-Q for the quarter ended September 28, 2018; and
•	L3’s audited consolidated financial statements and related notes thereto contained in its Current Report on Form 8-K filed with the SEC on November 13, 2018 and L3’s Quarterly Reports on Form 10-Q for the quarters ended June 29, 2018 and September 28, 2018.

For more information about Harris’ and L3’s SEC filings, see the section entitled “Where You Can Find More Information” beginning on page 211.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of September 28, 2018 (In millions)

	Historical Harris	Historical L3	Pro Forma Adjustments	Note References	Pro Forma Combined
Assets
Current Assets
Cash and cash equivalents	$305	$507	(276)	3a	$438
			(98)	3b
Receivables	432	900	(3)	3c	1,329
Contract assets	870	1,707	—		2,577
Inventories	413	911	177	2g	1,501
Income taxes receivable	151	—	102	3e	253
Other current assets	117	410	(4)	2f	523
Total current assets	2,288	4,435	(102)		6,621
Non-current Assets
Property, plant and equipment	898	1,156	—		2,054
Goodwill	5,373	6,834	(6,834)	2f	16,474
			11,101	2o
Other intangible assets	960	414	(414)	2f	6,425
			5,465	2h
Non-current deferred income taxes	117	—	—		117
Other non-current assets	253	345	(3)	2f	679
			60	2i
			24	3a
Total non-current assets	7,601	8,749	9,399		25,749
	$9,889	$13,184	$9,297		$32,370
Liabilities and Equity
Current Liabilities
Short-term debt	$294	$—	$—		$294
Accounts payable	480	619	(3)	3c	1,096
Contract liabilities	410	578	(22)	2j	966
Compensation and benefits	125	482	—		607
Other accrued items	321	268	(2)	2f	886
			299	3d
Income taxes payable	21	14	(122)	3a	—
			(15)	3b
			102	3e
Other current liabilities	—	299	(299)	3d	—
Current portion of long-term debt, net	305	—	—		305
Total current liabilities	1,956	2,260	(62)		4,154
Non-current Liabilities
Defined benefit plans	674	1,230	(315)	2l	1,513
			(76)	3a
Long term debt, net	3,410	3,320	19	2k	6,749
Non-current deferred income taxes	84	221	(543)	2f	1,222
			1,383	2n
			77	3a
Other long-term liabilities	521	442	(18)	2f	808
			15	2i
			(152)	3a
Total non-current liabilities	4,689	5,213	390		10,292

Unaudited Pro Forma Condensed Combined Balance Sheet (Continued)
As of September 28, 2018 (In millions)

	Historical Harris	Historical L3	Pro Forma Adjustments	Note References	Pro Forma Combined
Equity
Preferred stock	—	—	—		—
Common stock	118	6,808	(6,808)	2e	222
			1	3a
			103	2c
Treasury stock	—	(7,726)	7,726	2e	—
Other capital	1,648	—	105	3a	16,146
			14,393	2p
Retained earnings	1,680	7,263	(7,263)	2e	1,512
			(83)	3b
			(85)	3a
Accumulated other comprehensive loss	(202)	(703)	703	2e	(202)
Total stockholders’ equity	3,244	5,642	8,792		17,678
Non-controlling interest	—	69	(69)	2e	246
			246	2m
Total Equity	3,244	5,711	8,969		17,924
	$9,889	$13,184	$9,297		$32,370

See accompanying “Notes to Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 157.

Unaudited Pro Forma Condensed Combined Statement of Income
For the Quarter Ended September 28, 2018
(In millions, except per share amounts)

	Historical Harris	Historical L3	Pro Forma Adjustments	Note References	Pro Forma Combined
Revenue from product sales and services	$1,542	$2,519	$(5)	3c	$4,056
Cost of product sales and services	(1,010)	(1,842)	5	3c	(2,859)
			(12)	3h
Engineering, selling and administrative expenses	(279)	(396)	2	3b	(798)
			2	3a
			(119)	3h
			(2)	3m
			(5)	3f
			(1)	3n
Loss on sale of Crestview Aerospace and TCS Business	—	(4)	4	3f	—
Merger, acquisition and divestiture related expenses	—	(5)	5	3f	—
Non-operating income	47	—	(15)	3f	48
			16	3j
Interest and other income, net	—	15	(15)	3f	—
Debt retirement charge	—	(21)	21	3f	—
Interest income	1	—	5	3f	6
Interest expense	(44)	(40)	(1)	3i	(84)
			1	3k
Income from continuing operations before income taxes	257	226	(114)		369
Income taxes	(41)	(18)	27	3l	(32)
Income from continuing operations	216	208	(87)		337
Income from continuing operations attributable to non-controlling interests	—	(6)	—		(6)
Income from continuing operations attributable to common stockholders	$216	$202	$(87)		$331

Income from continuing operations per basic common share attributable to common stockholders	$1.82				$1.49
Income from continuing operations per diluted common share attributable to common stockholders	$1.78				$1.47
Basic weighted average common shares outstanding	117.9		103.4	2c	221.3
Diluted weighted average common shares outstanding	120.6		103.8	2c	224.4

See accompanying “Notes to Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 157.

Unaudited Pro Forma Condensed Combined Statement of Income
For the Fiscal Year Ended June 29, 2018
(In millions, except per share amounts)

	Historical Harris	Historical L3	Pro Forma Adjustments	Note References	Pro Forma Combined
Revenue from product sales and services	$6,168	$9,821	(165)	3g	$15,801
			(23)	3c
Cost of product sales and services	(4,066)	(7,214)	125	3g	(11,173)
			23	3c
			(41)	3h
Engineering, selling and administrative expenses	(1,182)	(1,583)	6	3a	(3,232)
			(456)	3h
			(12)	3m
			(5)	3n
Gain on sale of Crestview Aerospace and TCS businesses	—	48	(48)	3f	—
Non-operating income	156	—	1	3f	221
			64	3j
Interest and other income, net	—	17	(17)	3f	—
Debt retirement charge	—	(48)	48	3f	—
Interest income	2	—	16	3f	18
Interest expense	(170)	(170)	(4)	3i	(338)
			6	3k
Income from continuing operations before income taxes	908	871	(482)		1,297
Income taxes	(206)	(73)	143	3l	(136)
Income from continuing operations	702	798	(339)		1,161
Income from continuing operations attributable to non-controlling interests	—	(16)	—		(16)
Income from continuing operations attributable to common stockholders	$702	$782	$(339)		$1,145

Income from continuing operations per basic common share attributable to common stockholders	$5.90				$5.15
Income from continuing operations per diluted common share attributable to common stockholders	$5.78				$5.08
Basic weighted average common shares outstanding	118.6		103.4	2c	222.0
Diluted weighted average common shares outstanding	121.1		103.8	2c	224.9

See accompanying “Notes to Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 157.

Notes To Unaudited Pro Forma Condensed Combined Financial Statements

NOTE 1: Description of Transaction and Basis of Presentation

On October 12, 2018, Harris, L3 and Merger Sub entered into the merger agreement, pursuant to which Harris and L3 agreed to combine in an all-stock merger of equals. Upon the terms and subject to the conditions set forth in the merger agreement, L3 stockholders will receive a fixed exchange ratio of 1.30 shares of Harris common stock for each share of L3 common stock. Pursuant to the terms of the merger agreement, Merger Sub will merge with and into L3, with L3 being the surviving corporation and becoming a wholly-owned subsidiary of Harris, which will be renamed “L3 Harris Technologies, Inc.” as of the effective time. The transactions contemplated by the merger agreement are subject to satisfaction of the closing conditions described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 146. The merger is expected to close in mid-calendar year 2019. However, neither Harris nor L3 can predict the actual date on which the merger will be completed, or if the merger will be completed at all.

The accompanying unaudited pro forma condensed combined financial statements give effect to the merger under the acquisition method of accounting in accordance with ASC 805, with Harris treated as the legal and accounting acquirer. The historical consolidated financial information in the unaudited pro forma condensed combined financial statements has been adjusted to give effect to pro forma events that are (a) directly attributable to the merger, (b) factually supportable and (c) with respect to the statements of income, expected to have a continuing impact on the combined results of Harris and L3. The unaudited pro forma condensed combined balance sheet as of September 28, 2018 is based on the individual historical consolidated balance sheets of Harris and L3, and has been prepared to reflect the merger as if it occurred on September 28, 2018, which was the end of Harris’ first quarter of fiscal 2019. The unaudited pro forma condensed combined statements of income for the quarter ended September 28, 2018 and the fiscal year ended June 29, 2018 combine the historical results of operations of Harris and L3, and have been prepared to reflect the merger as if it occurred on July 1, 2017, the first day of Harris’ fiscal 2018.

The unaudited pro forma condensed combined statements of income do not reflect future events that may occur after the merger, including, but not limited to, the anticipated realization of ongoing savings from operating synergies, and certain one-time charges Harris expects to incur in connection with the transaction, including, but not limited to, costs in connection with integrating the operations of Harris and L3. The unaudited pro forma condensed combined financial statements are for informational purposes only and do not purport to indicate the results that actually would have been obtained had the merger been completed on the assumed dates or for the periods presented, or which may be realized in the future.

To prepare the unaudited pro forma condensed combined financial statements, Harris adjusted L3’s assets and liabilities to their estimated fair values based on preliminary valuation work. As of the date of this joint proxy statement/prospectus, Harris has not completed the detailed valuation work necessary to finalize the required estimated fair values of the L3 assets to be acquired and liabilities to be assumed and the related allocation of purchase price. A final determination of the fair value of L3’s assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of L3 that exist as of the date of completion of the merger and, therefore, cannot be made prior to that date.

Also, as of the date of this joint proxy statement/prospectus, Harris has not identified all adjustments necessary to conform L3’s accounting policies to Harris’ accounting policies. Harris will conduct a final review of L3’s accounting policies as of the date of the completion of the merger in an effort to determine if differences in accounting policies require adjustment or reclassification of L3’s results of operations or reclassification of assets or liabilities to conform to Harris’ accounting policies and classifications, and accordingly, management may identify differences that, when conformed, could have an impact on the accompanying unaudited pro forma condensed combined financial statements.

NOTE 2: Preliminary Consideration Transferred and Preliminary Fair Value of Net Assets Acquired

The unaudited pro forma condensed combined balance sheet has been adjusted to reflect the estimated fair values of L3’s identifiable assets acquired and liabilities assumed, and the excess of the consideration over these fair values is recorded to goodwill. The preliminary purchase price allocation was based on reviews of publicly disclosed allocations for other acquisitions in the industry, Harris’ historical experience, data that were available through the public domain and Harris’ due diligence review of L3’s business. Until the merger is completed, Harris and L3 are limited in their ability to share information with each other. Upon completion of the merger, incremental valuation work will be performed and any increases or decreases in the fair value of relevant balance sheet amounts will result in adjustments to the balance sheet and/or statements of income until the purchase price allocation is finalized. The preliminary consideration transferred and preliminary fair value of L3’s assets acquired and liabilities assumed as if the merger occurred on September 28, 2018 is presented as follows:

(In millions, except per share amounts)	Note	Amount
Calculation of estimated consideration to be transferred:
Outstanding shares of L3 common stock as of October 12, 2018			78.6
L3 restricted stock unit awards expected to be converted into shares of Harris common stock	a		0.9
L3 performance unit awards expected to be converted into shares of Harris common stock	b		0.1
			79.6
Exchange ratio		x	1.3
Shares of Harris common stock to be issued for L3 outstanding common stock	c		103.5
Price per share of Harris common stock as of December 7, 2018			$139.40
Fair value of Harris common stock to be issued for L3 outstanding common stock			$14,421
Fair value of Harris stock options to be issued for L3 outstanding stock options	d		75
Less estimated cash to be acquired			(507)
Total estimated consideration transferred			$13,989
(In millions)	Note	Amount
Recognized amounts of identifiable assets acquired and liabilities assumed:
Net book value of assets, excluding cash, acquired as of September 28, 2018	e	$5,204
Less elimination of pre-existing L3 goodwill, intangible and certain other assets, non-current deferred income taxes, other accrued items and other long-term liabilities	f	(6,692)
Adjusted net book value of assets acquired		(1,488)
Increase in inventory to fair value	g	177
Identifiable intangible assets at fair value	h	5,465
Increase in other non-current assets for favorable leases	i	60
Decrease in deferred revenue liabilities	j	22
Increase in long-term debt assumed to fair value	k	(19)
Increase in long-term liabilities for unfavorable leases	i	(15)
Decrease in defined benefit plans liabilities	l	315
Non-controlling interest at fair value	m	(246)
Deferred tax impact of fair value adjustments	n	(1,383)
Goodwill	o	11,101
Net assets acquired at fair value		$13,989

Sensitivity Analysis

Under the acquisition method of accounting, consideration transferred in a business combination is measured at fair value on the effective date. As the exchange ratio of 1.30 shares of Harris common stock for each share of L3 common stock is fixed, the fair value of the merger consideration will continue to fluctuate until the effective date based on the market price of Harris common stock. A 20% fluctuation in the market price of Harris common stock is reasonably possible based on its average volatility. A 20% change in the price of Harris common stock would have the following effect on the total estimated consideration transferred and goodwill:

	Total Estimated Consideration Transferred	Estimated Goodwill
	(In millions)
As presented in pro forma combined results	$13,989	$11,101
20% increase in Harris common stock price	$16,873	$13,985
20% decrease in Harris common stock price	$11,105	$8,216

a.	Any L3 RSU that is outstanding at the effective time will be deemed accelerated in full and each L3 RSU will, automatically and without any action on the part of the holder thereof, be cancelled and the holder will be entitled to receive a number of shares of Harris common stock equal to the product (rounded to the nearest whole number) of the number of shares of L3 common stock subject to such L3 RSU immediately prior to the effective time multiplied by the exchange ratio. The amount shown represents the estimated number of L3 RSUs expected to be converted into shares of Harris common stock, without reduction for withholding taxes, based on approximately 0.9 million L3 RSUs outstanding as of October 12, 2018. Further details on the treatment of L3 RSUs can be found in the section entitled “The Merger Agreement—Treatment of Equity Awards” beginning on page 126.
b.	Each L3 PSU that is outstanding at the effective time may entitle the holder to receive a number of shares of Harris common stock for an L3 PSU deemed settled and may entitle the holder to receive a converted L3 PSU award for an L3 PSU that is not deemed settled, in each case, with respect to a number of shares of L3 common stock based on the greater of the target and actual level of performance through the effective time. L3 PSUs deemed settled will be deemed satisfied and accelerated in full and each settled L3 PSU will, automatically and without action on the part of the holder thereof, be cancelled and the holder will be entitled to receive a number of shares of Harris common stock equal to the product of (a) the number of shares of L3 common stock subject to such L3 PSU immediately prior to the effective time multiplied by (b) the exchange ratio. Each earned L3 PSU that is not deemed settled will, automatically and without any action on the part of the holder thereof, be cancelled and converted into a time-vested restricted stock unit denominated in shares of Harris common stock. The number of shares of Harris common stock subject to each converted L3 PSU award will equal the product of (a) the number of shares of L3 common stock subject to such converted L3 PSU award immediately prior to the effective time and (b) the exchange ratio. The amount shown represents the estimated number of L3 restricted stock unit awards expected to be converted into shares of Harris common stock, without reduction for withholding taxes, based on approximately 0.1 million L3 PSUs outstanding as of October 12, 2018 expected to be deemed settled. Further details on the treatment of L3 PSUs can be found in the section entitled “The Merger Agreement—Treatment of Equity Awards” beginning on page 126.
c.	Increase in common stock due to shares of Harris common stock to be issued for L3 common stock, L3 RSUs and L3 PSUs. Diluted shares also include the dilutive impact of Harris stock options to be issued for L3 stock options calculated using the treasury stock method.
d.	At the effective time, any service-based or performance-based vesting conditions applicable to each outstanding L3 stock option will be deemed satisfied and accelerated in full and will be converted into an option to purchase a number of shares of Harris common stock equal to the product of (a) the number of shares of L3 common stock subject to such L3 stock option immediately prior to the effective time and (b) the exchange ratio, at an exercise price per share equal to (i) the exercise price per share of L3 common stock of such option immediately prior to the effective time divided by (ii) the exchange ratio. The amount shown represents the estimated fair value of Harris stock options to be issued based on approximately 1.3 million L3 stock options outstanding as of October 12, 2018. Further details on the treatment of L3 stock options can be found in the section entitled “The Merger Agreement—Treatment of Equity Awards” beginning on page 126.
e.	Reflects the historical net book value of assets, excluding cash, as of September 28, 2018 acquired from L3. The unaudited pro forma condensed combined balance sheet reflects the elimination of L3’s historical common stock, treasury stock, retained earnings, accumulated other comprehensive loss and non-controlling interest as part of purchase accounting.

f.	Reflects the elimination of certain previously recorded assets and liabilities by L3 as part of purchase accounting. The historical book value of these assets and liabilities as of September 28, 2018 was as follows:
(In millions)	Amount
Goodwill	$(6,834)
Intangible assets	(414)
Other current assets (prepaid rent)	(4)
Other non-current assets (debt issuance costs)	(3)
Non-current deferred income taxes (deferred tax liabilities related to eliminated goodwill and intangible assets)	543
Other accrued items (related to current portion of deferred rent)	2
Other long-term liabilities (related to non-current portion of deferred rent)	18
Net eliminations	$(6,692)
g.	Reflects the increase of L3’s inventory to fair value based on preliminary valuation.
h.	Identifiable intangible assets expected to be acquired consist of the following:
(In millions)	Amount
Acquired customer relationships	$4,000
Acquired trade names	800
Acquired technology	600
Acquired in-process research and development	65
Estimated fair value of identifiable intangible assets	$5,465
i.	$60 million increase in other non-current assets reflects assets recorded as part of purchase accounting for lease contracts with terms that are more favorable than are available in the current market. $15 million decrease in other long-term liabilities reflects liability recorded as part of purchase accounting for lease contracts with terms that are less favorable than are available in the current market.
j.	Reflects the estimated fair value adjustment to L3’s deferred revenue balances as part of purchase accounting. The balance of deferred revenue reflects legal performance obligations assumed by Harris.
k.	Reflects the estimated fair value adjustments to L3’s long-term debt determined using prices in secondary markets for identical and similar securities obtained from external pricing sources.
l.	Decrease in defined benefit plans to reflect preliminary actuarial valuation of plan liabilities and the fair value of plan assets as of September 28, 2018.
m.	Reflects the fair value of L3’s non-controlling interest.
n.	Represents estimated deferred tax liabilities, at an estimated statutory tax rate of 24%, associated with identifiable intangible assets expected to be acquired and fair value adjustments for inventory, deferred revenue, favorable/unfavorable lease contracts, long-term debt and defined benefit plan liabilities.
o.	Goodwill is calculated as the difference between the fair value of the consideration transferred and the values assigned to the identifiable tangible and intangible assets acquired and liabilities assumed. The amount of goodwill presented in the above table reflects the estimated goodwill as if the merger occurred on September 28, 2018.
p.	Represents the impact of the fair value of consideration to other capital as part of purchase accounting, calculated as follows:
(In millions)	Amount
Total estimated consideration transferred	$13,989
Add estimated cash to be acquired	507
Fair value of equity consideration	14,496
Less increase in common stock	(103)
Increase in other capital	$14,393

NOTE 3: Pro Forma Adjustments

a.	Reflects the impact of expected change-in-control payments under certain post-retirement and share-based and deferred compensation arrangements.
b.	Represents remaining estimated transaction costs for Harris and L3 of $48 million ($40 million after taxes) and $50 million ($43 million after taxes), respectively. As of September 28, 2018, L3 accrued $2 million of transaction costs, which were included in merger, acquisition and divestiture related expenses in L3’s historical statement of operations for the quarter ended September 28, 2018.
c.	Reflects the elimination of intercompany balances and transactions between L3 and Harris.
d.	Reflects other current liabilities of $299 million from L3’s historical balance sheet as of September 28, 2018, which were reclassified to other accrued items to conform their presentation to that of Harris.
e.	Reflects income taxes payable of $102 million as of September 28, 2018 that were reclassified to income taxes receivable as a result of pro forma adjustments.
f.	Certain amounts from L3’s historical statement of operations data were reclassified to conform their presentation to that of Harris. These include:
1.	Loss on sale of the Crestview Aerospace and TCS businesses of $4 million for the quarter ended September 28, 2018 and gain on sale of the Crestview Aerospace and TCS businesses of $48 million for the year ended June 29, 2018 were reclassified to non-operating income.
2.	Merger, acquisition and divestiture related expenses of $5 million for the quarter ended September 28, 2018 were reclassified to engineering, selling and administrative expenses.
3.	Interest and other income, net of $15 million and $17 million, of which $5 million and $16 million were reclassified to interest income and $10 million and $1 million were reclassified to non-operating income for the quarter ended September 28, 2018 and fiscal year ended June 29, 2018, respectively.
4.	Debt retirement charges of $21 million and $48 million for the quarter ended September 28, 2018 and fiscal year ended June 29, 2018, respectively, were reclassified to non-operating income.
g.	In its adoption of ASC 606, L3 elected the modified-retrospective transition method and, accordingly, did not apply ASC 606 to reporting periods beginning prior to January 1, 2018. Harris elected the full retrospective transition method in its adoption of ASC 606 and retrospectively applied ASC 606 to all periods presented. Amounts reflect the estimated impact of the retrospective application of ASC 606 to L3’s historical statement of operations data for the six months ended December 31, 2017.
h.	Reflects the net increase in amortization expense related to the fair value of acquired finite-lived identifiable intangible assets and the elimination of historical amortization expense recognized by L3 for the quarter ended September 28, 2018 and the year ended June 29, 2018. Assumptions and details are as follows:
(In millions)	Weighted Average Useful Lives (Years)	Fair Value	Quarter Ended September 28, 2018	Fiscal Year Ended June 29, 2018
Acquired customer relationships	16	$4,000	$99	$376
Acquired trade names	10	800	20	80
Adjustment to Engineering, selling and administrative expenses			$119	$456
Acquired developed technology	7	600	$22	$86
Less historical L3 amortization			(10)	(45)
Adjustment to Cost of product sales and services			$12	$41
Total net adjustment to amortization expense			$131	$497
i.	Reflects amortization of the increase to L3’s long-term debt based on a preliminary $19 million fair value adjustment (see also Note 2k).

j.	Reflects the elimination of amortization of net actuarial losses from accumulated comprehensive loss related to L3’s post-retirement benefit plans as part of purchase accounting.
k.	Reflects the elimination of amortization of deferred debt issuance costs as part of purchase accounting.
l.	Represents the income tax impact of the pro forma adjustments, using the blended worldwide tax rates for L3, in the case of pro forma adjustments to L3’s historical results, and the federal and state statutory tax rates for Harris, in the case of pro forma adjustments to Harris’ historical results. As a result, the combined statutory tax rate used to tax effect the pro forma adjustments was approximately 24% and 30% for the quarter ended September 28, 2018 and the fiscal year ended June 29, 2018, respectively. These tax rates do not represent the combined company’s effective tax rate, which will include other tax charges and benefits, and does not take into account any historical or possible future tax events that may impact the combined company following the consummation of the merger.
m.	In connection with the merger, on October 12, 2018, each company entered into a letter agreement with its chief executive officer, to outline the terms of each such person’s role and compensation arrangements following the merger. Amounts shown reflect the expected increase in compensation expense as a result of these modified arrangements.
n.	Reflects the net statement of income impact of adjustments for favorable and unfavorable leases as part of purchase accounting (see also Note 2i).

INTERESTS OF HARRIS’ DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

In considering the Harris board of directors’ recommendation to vote for the Harris share issuance proposal and the Harris charter amendment proposal, and to secure the required votes of such party’s stockholders, Harris stockholders should be aware that the directors and executive officers of Harris have interests in the merger that are different from, or in addition to, the interests of Harris stockholders generally. The Harris board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and authorizing the merger, and in recommending the approval by Harris stockholders of the share issuance and the adoption by Harris stockholders of the charter amendment. For more information, see the sections entitled “The Merger—Background of the Merger” beginning on page 77 and “The Merger—Recommendation of the Harris Board of Directors; Harris’ Reasons for the Merger” beginning on page 92. These interests are described in more detail below, and certain of them are quantified in the narrative and in the section entitled “Interests of Harris’ Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to Harris’ Named Executive Officers—Golden Parachute Compensation” beginning on page 169.

Treatment of Harris Equity Awards

The Harris stock options, Harris restricted shares, Harris RSUs, Harris DSUs and Harris PSUs, which are referred to collectively as the Harris equity awards, held by Harris’ directors and executive officers immediately prior to the effective time will be generally treated in the same manner as those Harris equity awards held by other employees of Harris, and in each case, will be treated in accordance with the terms and conditions that were applicable to such awards before the effective time. As described further in the section titled “The Merger Agreement—Treatment of Equity Awards” beginning on page 126, Harris equity awards outstanding on October 12, 2018 will be subject to the following treatment:

•	Options. At the effective time, any vesting conditions applicable to each outstanding Harris stock option, whether vested or unvested, will, automatically and without any action on the part of the holder thereof, be deemed satisfied and accelerated in full, and each such award shall remain outstanding as an option to purchase shares of Harris common stock.
•	Restricted Shares. At the effective time, any vesting conditions applicable to each outstanding Harris restricted share will, automatically and without any action on the part of the holder thereof, be deemed satisfied and accelerated in full.
•	RSUs. At the effective time, any vesting conditions applicable to each outstanding Harris RSU will, automatically and without any action on the part of the holder thereof, be deemed satisfied and accelerated in full, with each Harris RSU settled in one share of Harris common stock upon completion of the merger.
•	DSUs. At the effective time, each Harris DSU will, automatically and without any action on the part of the holder thereof, be settled in accordance with the terms of the applicable Harris directors’ plan, with each Harris director (or former director) paid a lump sum cash payment in respect of the Harris DSUs plus the amount equal to the remaining balance in his or her account no later than 90 days following the effective time.
•	PSUs. At the effective time, any vesting conditions applicable to each outstanding Harris PSU will, automatically and without any action on the part of the holder thereof, be deemed satisfied and accelerated in full with respect to a number of shares of Harris common stock based on the greater of the target and actual level of performance through the effective time (as reasonably determined by the Harris compensation committee after consultation with L3), with each Harris PSU settled in one share of Harris common stock upon completion of the merger.
•	Dividend Equivalent Rights. Any Harris dividend equivalent rights associated with any Harris restricted share, Harris RSU, Harris DSU or Harris PSU will either be paid in cash or treated in the same manner as the award to which such dividend equivalent rights relate, in each case, pursuant to the terms of the relevant Harris plan immediately prior to the effective time.

•	Future Grants of Equity Awards. Notwithstanding the above, any Harris equity awards granted on or after October 12, 2018 and prior to the closing date will not vest at the effective time, but may provide for “double-trigger” vesting upon a termination without “cause” or for “good reason” following the effective time.

For an estimate of the amounts that would be realized by each of Harris’ named executive officers on settlement of their unvested Harris equity awards, see the section entitled “Interests of Harris’ Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to Harris’ Named Executive Officers—Golden Parachute Compensation” beginning on page 169. The estimated aggregate amount that would be realized by the four Harris executive officers who are not named executive officers in settlement of their unvested Harris equity awards that are outstanding on December 3, 2018 (including associated dividend equivalent rights accrued thereon) if the merger were to be completed on May 31, 2019 is $13,602,373. The estimated aggregate amount that would be realized by the ten Harris non-employee directors in settlement of their outstanding Harris RSUs and Harris restricted shares that are outstanding on December 3, 2018 if the effective time occurred on May 31, 2019 is $138,996. All Harris DSUs and any other amounts credited to a director’s (or former director’s) account under the applicable directors’ plan are fully vested and will not receive any vesting or other enhancements upon completion of the merger. The amounts in this paragraph were determined using a price per share of Harris common stock of $171.60 (the average closing market price of Harris common stock over the first five business days following the public announcement of the merger on October 14, 2018). These amounts do not attempt to forecast any additional equity or cash award grants, issuances or forfeitures that may occur prior to the closing of the merger and do not reflect any Harris equity or other incentive awards that are expected to vest in accordance with their terms prior to May 31, 2019. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts, if any, to be received by Harris’ executive officers who are not named executive officers and non-employee directors may materially differ from the amounts set forth above.

Change in Control Severance Agreements

Each of Harris’ executive officers has entered into a CIC severance agreement with Harris providing for benefits only upon both a change in control and a subsequent qualifying termination of employment in accordance with the terms of the agreement. The merger will constitute a change in control for purposes of the CIC severance agreements.

The CIC severance agreements provide that, in the event the executive officer’s employment is terminated by Harris for any reason other than for cause or by the executive officer for good reason, each of which is referred to as a qualifying termination, within two years following a change in control, the executive officer will be entitled to receive the following:

•	unpaid base salary through the date of termination and any accrued vacation pay;
•	a prorated annual bonus, payable in cash as a lump sum, in an amount at least equal to (a) the greatest of (i) the executive’s target bonus for the fiscal year in which the change in control occurs; (ii) the executive’s target bonus for the fiscal year in which the executive’s date of termination occurs; and (iii) the executive’s actual bonus payout for the fiscal year in which the executive’s employment is terminated, multiplied by (b) a fraction, the numerator of which is the number of days in the fiscal year in which the date of termination occurs through the date of termination and the denominator of which is 365;
•	an amount equal to the sum of (a) two times (three times for Mr. Brown) the executive’s highest annual rate of base pay during the 12-month period prior to the date of termination and (b) two times (three times for Mr. Brown) the greatest of the executive’s (i) highest annual bonus in the three years prior to the change in control, (ii) target bonus for the year in which the change in control occurred or (iii) target bonus for the year in which the executive’s employment is terminated;
•	receipt of the same level of medical, dental, accident, disability and life insurance and any similar benefits as are in effect on the date of termination (or the highest level of coverage provided to active executives immediately prior to the change in control, if more favorable), for the two years (three years for Mr. Brown) following the date of termination, but in no event later than age 65;

•	reimbursement for any relocation expense related to the pursuit of other business opportunities incurred within two years following the date of termination which are not reimbursed by another employer;
•	reimbursement for recruitment or placement services of up to $4,000; and
•	reimbursement for professional financial or tax planning services of up to $5,000 per year for the calendar year in which the termination occurs and the next calendar year.

Additionally, the CIC severance agreements provide that Harris will reimburse the executive for any legal fees and costs with respect to any dispute arising under the agreement. Finally, the CIC severance agreements provide that, not later than the date on which a change in control occurs, Harris is required to contribute to an irrevocable “rabbi trust” in cash or other liquid assets, an amount equal to the total payments expected to be paid under the agreements, assuming that the employment of the executives is terminated, plus the amount of trust administration and trustee fees reasonably expected to be incurred.

For an estimate of the value of the payments and benefits described above that would be payable to the Harris named executive officers under their CIC severance agreements upon a qualifying termination in connection with the merger, see the section entitled “Interests of Harris’ Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to Harris’ Named Executive Officers—Golden Parachute Compensation” beginning on page 169. The estimated aggregate amount that would be payable to the four Harris executive officers who are not named executive officers under their CIC severance agreements if the merger were to be completed and they were to experience a qualifying termination on May 31, 2019 is $7,574,765, based on current base salary and target bonus amounts and assuming, for purposes of the pro rata bonus entitlement, target performance.

Annual Cash Incentive Awards

Under Harris’ annual incentive plan, each participant’s annual cash incentive award for the fiscal year in which the change in control occurs is fully earned and paid out promptly following the change in control (or in certain instances, following the end of the fiscal year) at no less than the target level or at such greater level of performance as the Harris compensation committee may authorize.

If the closing has not occurred by June 28, 2019, annual bonuses in respect of the fiscal year ending July 3, 2020 may accelerate on a pro rata basis as of the effective time based on deemed target level performance or, if greater, actual performance measured through the effective time (but in no event will the Harris bonus plans provide for a full-year “single-trigger” accelerated payment at the effective time).

For an estimate of the value of the annual cash incentive awards that would be payable to Harris’ named executive officers in connection with the merger, see the section entitled “Interests of Harris’ Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to Harris’ Named Executive Officers—Golden Parachute Compensation” beginning on page 169. The estimated aggregate amount that would be payable to the four Harris executive officers who are not named executive officers if the merger were to be completed on May 31, 2019 is $1,313,200.

Letter Agreement with William M. Brown

On October 12, 2018, Harris entered into a letter agreement with Mr. Brown, the chief executive officer of Harris, which is referred to as the Brown letter agreement, to confirm the terms of the changes to his compensation arrangements in anticipation of, in connection with and following the contemplated merger. In the event that Mr. Brown’s employment terminates for any reason prior to the closing date or the merger agreement is terminated prior to closing, the Brown letter agreement will automatically terminate. Except as expressly noted below, Mr. Brown’s employment agreement, entered into on October 8, 2011, which is referred to as the Brown employment agreement, and his CIC severance agreement, entered into on November 1, 2011, will remain in full force and effect. The Brown letter agreement provides for the following:

•	Pursuant to the Brown letter agreement, Mr. Brown will serve as the chairman of the board and chief executive officer of the combined company through the second anniversary of the closing date, which is referred to as the initial period. For the one-year period thereafter, which is referred to as the subsequent period, Mr. Brown will serve as executive chairman of the board of directors of the combined company. On the third anniversary of the closing of the merger, Mr. Brown will retire as an officer and employee of the combined company and will resign as a member of the board of directors.

•	During the initial period, Mr. Brown will receive an annual base salary of $1,450,000, with a target annual cash bonus award of $2,500,000, target value of annual long-term incentive awards of $10,250,000 and in no case will any compensation element be less than that paid or granted to Mr. Kubasik, the president and chief operating officer and the vice chairman of the board of directors of the combined company. Commencing January 1, 2020, Mr. Brown will be eligible for benefits and perquisites at levels no less favorable than those provided to Mr. Kubasik.
•	During the subsequent period, Mr. Brown’s base salary, target annual cash bonus award and target value of his long-term incentive awards will be determined by the compensation committee of the board of directors of the combined company; except that in no event will any compensation element be less than that paid or granted to Mr. Kubasik.
•	No later than 30 days following the closing date (or, if that date occurs within a “quiet period” under Harris’ equity grant policy, the first trading date following the end of such “quiet period”), Mr. Brown will receive a one-time integration performance award comprised of (a) PSUs with a target value of $2,500,000, which are referred to as the integration PSUs, and (b) performance-based stock options with a grant date value of $5,000,000, which are referred to as the integration options and, together with the integration PSUs, collectively referred to as the integration award. Both components of the integration award will be subject to three-year cliff-vesting and will vest (if at all) subject to achievement of applicable cost-synergy and other performance conditions that will be established by the compensation committee of the board of directors of the combined company at the time of grant. Generally, the integration PSUs will be subject to a 0 to 2 times target payout for the achievement of cost synergy goals from the closing date through December 31, 2021 and a separate 0.5 to 2 times modifier of any such earned payouts for achievement of a cumulative earnings per share goal over the same period and the integration options will vest and become exercisable only if 80% of the cost synergy goal is achieved.
•	The Brown letter agreement provides that if Mr. Brown’s employment terminates during the initial period other than by reason of a “nonqualifying termination” (as defined in his CIC severance agreement), he will be eligible to receive: (a) the compensation, benefits and other rights provided under his CIC severance agreement (using a three times multiplier to determine his lump sum cash severance amount, which is referred to as the CIC cash severance), (b) a portion of the integration award (one-third if the termination occurs during the first year of the initial period and two-thirds if the termination occurs during the second year of the initial period) will remain outstanding and eligible to vest (with the remaining portion forfeited) for the remainder of the performance period based on actual performance, with vested integration options remaining exercisable for the life of the award, (c) receipt of the same level of medical, dental, accident, disability and life insurance and any similar benefits as are in effect on the date of termination (or, if more favorable, to Mr. Brown, as such benefits and terms and conditions existed immediately prior to the change in control), for the three years following the date of termination, but in no event later than age 65, which are referred to as the CIC welfare benefits, (d) a monthly cash payment in an amount determined by the board of directors at the time of termination, which is referred to as the welfare benefit payment, in lieu of providing any in-kind medical or prescription drug benefit continuation from the end of the three-year welfare benefit payment continuation period until he reaches age 65 (or, if earlier, the date he becomes eligible to receive comparable benefits from another employer) and (e) subject to his compliance with certain covenants set forth in the Brown employment agreement, the following treatment of his outstanding equity-based awards other than the integration award, which are referred to collectively as the equity vesting rights:
•	full vesting of outstanding stock options (which will remain exercisable for the life of the award) and RSUs; and
•	performance units will remain outstanding and eligible to vest for the remainder of the applicable performance period based on the attainment of the applicable performance goals at the end of the performance period.

•	If, during the subsequent period, Mr. Brown’s employment is terminated by Harris without “cause” (other than by reason of death or “disability”) or if he resigns as a result of a “constructive termination” (as such terms are defined in the Brown employment agreement), he will be entitled to:
•	the CIC cash severance, except that two-thirds of his cash severance will be paid in substantially equal installments over the 24-month period following the month in which his termination occurs, with the remaining one-third paid in a lump sum upon his termination;
•	the integration award will remain outstanding and eligible to vest for the remainder of the applicable performance period based on the greater of target performance and the actual attainment of the applicable performance goals, with vested integration options remaining exercisable for the life of the award;
•	the CIC welfare benefits for the three-year period provided above;
•	the welfare benefit payment; and
•	the equity vesting rights.
•	Upon Mr. Brown’s retirement on the third anniversary of the closing, he will not be entitled to receive any cash severance, but will be entitled to receive:
•	payment or vesting, as applicable, of the integration award based on actual performance, with vested integration options remaining exercisable for the life of the award;
•	the COBRA benefits described in the Brown employment agreement;
•	the welfare benefit payment, provided such amounts will instead run from the end of the 18-month COBRA continuation period provided under the Brown employment agreement;
•	the equity vesting rights; and
•	for 12 months following his retirement, access to an office space and administrative support provided by the combined company.
•	All separation payments and benefits above will be subject to Mr. Brown’s execution and non-revocation of a release of claims in favor of the combined company and its affiliates, consistent in substance with the release of claims used at the time by the combined company in connection with separations of senior corporate executives, which will be delivered within five business days of the date of termination and be limited to a release of claims arising in connection with Mr. Brown’s employment or service (or the termination thereof).
•	Pursuant to the Brown letter agreement, Mr. Brown has agreed and acknowledged that he will not have “good reason” under his CIC severance agreement, nor will a “constructive termination” be deemed to occur under the Brown employment agreement, in each case, solely as a result of (a) the closing of the merger or the assignment to the president and chief operating officer of the combined company any of the duties and responsibilities specified therein, (b) his transition to executive chairman at the completion of the initial period or (c) his retirement after the subsequent period.
•	The definition of “cause” under Mr. Brown’s CIC severance agreement was modified to include as a “cause” event an act of misconduct in violation of certain combined company policies or federal or applicable state law for discrimination or sexual harassment of subordinate employees that creates a material risk of meaningful harm to the combined company.
•	The existing two-year non-competition, non-solicitation, non-disparagement and indefinite confidentiality restrictive covenants set forth in the Brown employment agreement are not modified by the Brown letter agreement and accordingly, remain in full force and effect, in accordance with their terms.

Supplemental Executive Retirement Plan

Harris’ executive officers are eligible to participate in the Harris SERP, pursuant to an annual election to participate. Pursuant to the terms of the SERP, upon a change in control of Harris, a participant’s vested account will be distributed in accordance with the participant’s deferral elections and Harris will be required to contribute to an irrevocable “rabbi trust” an amount equal to the total vested balances of the SERP accounts that are not paid in a lump sum upon the change in control. The SERP does not provide for any accelerated vesting or other enhancements upon a change in control of Harris.

Directors Deferred Compensation Plans

Harris also maintains certain non-qualified deferred compensation plans for the benefit of Harris non-employee directors, which are referred to as the director deferred compensation plans. In addition to the Harris DSUs credited quarterly to each non-employee director’s account under the director deferred compensation plans in consideration for service on the Board, each non-employee director may make an irrevocable election to defer all or a portion of his or her cash director compensation for the subsequent year or years into the plan. Such deferrals may be notionally invested in investment alternatives that mirror those available under the Harris Retirement Plan or in Harris DSUs (which shall, for the avoidance of doubt, be treated as described above in the section entitled “The Merger Agreement—Treatment of Equity Awards” beginning on page 126). Pursuant to the terms of the director deferred compensation plans, upon a change in control of Harris, directors will receive a lump sum payment within 90 days in respect of the balance in their director deferred compensation plan accounts, and Harris will be required to contribute to an irrevocable “rabbi trust” an amount equal to the amounts credited to the directors’ accounts, as well as anticipated trust and trustee fees and expenses. The director deferred compensation plans do not provide for any accelerated vesting or other enhancements upon a change in control of Harris.

Membership on the Combined Company’s Board of Directors

At closing, the board of directors of the combined company will consist of 12 directors, including five Harris designees. Other than Mr. Brown (who will serve as the chairman, as described in more detail in the section entitled “Interests of Harris’ Directors and Executive Officers in the Merger—Letter Agreement with William M. Brown” on page 165), as of the date of this joint proxy statement/prospectus, no decisions have been made with respect to which current Harris directors will be appointed to the board of directors of the combined company.

Indemnification and Insurance

Under the merger agreement, each present and former director and officer of L3 or any of its subsidiaries is entitled to continued indemnification and insurance coverage through Harris for acts or omissions occurring before the completion of the merger. For a more detailed description, see the section entitled “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance” beginning on page 144.

Quantification of Payments and Benefits to Harris’ Named Executive Officers

This section sets forth the information required by Item 402(t) of the SEC’s Regulation S-K regarding compensation for each “named executive officer” of Harris that is based on, or otherwise relates to, the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such term is used to describe the merger-related compensation payable to Harris’ named executive officers. The “golden parachute” compensation payable to these individuals is subject to a non-binding advisory vote of Harris’ stockholders, as described in the section entitled “The Harris Stockholder Meeting—Matters to be Considered at the Harris Stockholder Meeting” beginning on page 57.

The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits (on a pre-tax basis) that each of Harris named executive officers would receive, using the following assumptions:

•	the effective time will occur on May 31, 2019 (which is the assumed date solely for purposes of this golden parachute compensation disclosure);
•	each of Harris’ named executive officers will experience a qualifying termination at such time;
•	the named executive officer’s base salary rate and annual target bonus remain unchanged from those in place as of December 3, 2018, other than for Mr. Brown, whose pre-determined post-closing base salary rate and annual target bonus amounts are used;

•	equity awards that are outstanding as on December 3, 2018;
•	a price per share of Harris common stock of $171.60 (the average closing market price of Harris common stock over the first five business days following the public announcement of the merger on October 14, 2018); and
•	for purposes of the unvested Harris restricted shares, Harris RSUs and Harris PSUs set forth in the table, includes associated dividend equivalent rights accrued thereon.

The amounts do not include Mr. Brown’s integration award or other post-closing compensation entitlements, which are compensation for his post-closing employment and based on his post-closing service and post-closing company performance (see the section entitled “Interests of Harris’ Directors and Executive Officers in the Merger—Letter Agreement with William M. Brown” beginning on page 165 for a fuller description of such post-closing arrangements).

The calculations in the table below do not include amounts the Harris named executive officers were already entitled to receive or vested in as of the date hereof. In addition, these amounts do not attempt to forecast any additional equity award grants, issuances or forfeitures that may occur, or future dividend equivalents that may be accrued, prior to the completion of the merger and do not reflect any Harris equity or other incentive awards that are expected to vest in accordance with their terms prior to May 31, 2019. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

For purposes of this discussion, “single-trigger” refers to benefits that arise as a result of the completion of the merger and “double-trigger” refers to benefits that require two conditions, which are the completion of the merger as well as a qualifying termination of employment or specified date following the effective time of the merger, as applicable.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Other ($)(3)	Total ($)
William M. Brown	$17,064,521	$38,483,458	$715,625	$56,263,604
Rahul Ghai	$3,120,548	$6,158,096	$562,825	$9,841,469
Sheldon J. Fox	$2,814,863	$5,346,452	$556,808	$8,718,123
Dana A. Mehnert	$2,814,863	$5,486,087	$662,683	$8,963,633
Scott T. Mikuen	$2,755,205	$5,125,310	$576,075	$8,456,590
(1)	The cash payments payable to each of the named executive officers consist of (a) the following severance benefits payable on a qualifying termination within two years (three years for Mr. Brown) after closing, which are referred to collectively as the CIC cash amounts: (i) an amount equal to the sum of (I) two times (three times for Mr. Brown) the named executive officer’s highest annual rate of base pay during the 12-month period prior to the date of termination and (II) two times (three times for Mr. Brown) the greatest of the named executive officer’s (x) highest annual bonus in the three years prior to the change in control, (y) target bonus for the year in which the change in control occurred, or (z) target bonus for the year of termination, payable in cash as a lump sum and (ii) a prorated annual bonus based on the greatest of the named executive officer’s (x) target bonus for the fiscal year in which the change in control occurs, (y) target bonus for the fiscal year in which the termination occurs, and (z) actual bonus for the fiscal year in which the termination occurs, payable in cash as a lump sum, and (b) the named executive officer’s annual cash incentive award for the fiscal year in which the change in control occurs under Harris’ annual incentive plan, which is fully earned and paid out promptly following the change in control at no less than the target level or at such greater level of performance as the Harris compensation committee may authorize. The CIC cash amounts described in item (a) are “double-trigger” (i.e., the amounts are payable upon a qualifying termination within two years following the occurrence of a change in control), and on or prior to closing, Harris must contribute the CIC cash amounts, plus the amount of trust administration and trustee fees reasonably expected to be incurred, to an irrevocable rabbi trust to be used to fund such payments. If Mr. Brown retires on the third anniversary of the closing, as expected, then he will not receive the CIC cash amounts described in item (a). The annual cash incentive award for the year of closing described in (b) are “single-trigger” (i.e., will be settled at the effective time of the change in control). Set forth below are the separate values of each of the cash severance payment and annual cash incentive award for the fiscal year ending June 28, 2019, in each case assuming target performance.

Name	Lump Sum Change in Control Cash Severance ($)	Annual Cash Incentive Award ($)	Total ($)
William M. Brown	$14,564,521	$2,500,000	$17,064,521
Rahul Ghai	$2,640,548	$480,000	$3,120,548
Sheldon J. Fox	$2,387,363	$427,500	$2,814,863
Dana A. Mehnert	$2,387,363	$427,500	$2,814,863
Scott T. Mikuen	$2,356,205	$399,000	$2,755,205
(2)	As described above, at the effective time, (a) all unvested Harris stock options will become vested, (b) all unvested Harris restricted shares and Harris RSUs held by the named executive officers will become vested and will be settled, (c) all Harris PSUs will become vested and will be settled based on the greater of the target and actual level of performance through the effective time as reasonably determined by the compensation committee of the Harris board of directors at least three business days prior to the effective time after consultation with L3 regarding such performance determination, and (d) all dividend equivalent rights shall either be paid in cash or treated in the same manner as the award to which such dividend equivalent rights relate, in each case, pursuant to the terms of the relevant Harris plan immediately prior to the effective time. Treatment for all such equity awards is “single-trigger.” Set forth below are the values of each type of unvested equity-based award and the aggregate dividend equivalent rights accrued thereon that, in each case, would vest on closing, based on the assumptions set forth on page 168. All Harris PSUs granted are presented assuming target performance. Note that unvested equity-based awards held by the Harris named executive officers as of December 3, 2018 will continue to vest in the ordinary course, and the named executive officers may be granted additional equity based awards in the ordinary course after the date hereof, such that the actual amount payable on closing may differ from what is shown in the table. Any Harris equity awards granted on or after October 12, 2018 will not vest on closing, but may contain “double-trigger” vesting upon a termination without “cause” or a resignation for “good reason” after closing.
Name	Unvested Options ($)	Unvested Restricted Shares ($)	Unvested RSUs ($)	Unvested PSUs ($)	Dividend Equivalent Rights ($)	Total ($)
William M. Brown	$12,911,710	$0	$5,663,830	$19,375,699	$532,219	$38,483,458
Rahul Ghai	$1,994,722	$0	$956,498	$3,123,292	$83,584	$6,158,096
Sheldon J. Fox	$1,876,571	$0	$727,927	$2,666,149	$75,805	$5,346,452
Dana A. Mehnert	$1,887,343	$0	$770,484	$2,751,434	$76,825	$5,486,087
Scott T. Mikuen	$1,705,562	$0	$765,508	$2,583,610	$70,632	$5,125,310
(3)	Reflects (a) the gross company cost of the same level of medical, dental, accident, disability and life insurance and any similar benefits as are in effect on the date of termination (or the highest level of coverage provided to active executives immediately prior to the change in control, if more favorable) for two years (three years for Mr. Brown), (b) the monthly cash payments for Mr. Brown in lieu of providing any in-kind medical and prescription drug benefit continuation from the end of the three-year benefit period until age 65, (c) reimbursement (on a tax equalized basis) for any relocation expense related to the pursuit of other business opportunities incurred within two years following the executive’s date of termination, (d) reimbursement (on a tax equalized basis) for recruitment, counseling or placement services of up to $4,000, and (e) reimbursement for professional financial or tax planning services of up to $5,000 per year for the calendar year in which the termination occurs and the next calendar year. For item (c), assumes relocation costs of $300,000 for each named executive officer, which may be higher or lower based on actual realized costs in the event of a relocation. The benefits described above are “double-trigger,” payable on a qualifying termination within two years (three years for Mr. Brown) after closing. In addition, on or prior to closing, Harris must contribute to an irrevocable rabbi trust an amount equal to the total SERP accounts for each of the named executive officers that are not paid in a lump sum upon the change in control. The SERP does not provide for any accelerated vesting or other enhancements upon a change in control of Harris and accordingly, no amounts in respect of the named executive officers’ SERP accounts are reflected in the above table.

INTERESTS OF L3’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

In considering the L3 board of directors’ recommendation to vote for the proposal to adopt the merger agreement, L3 stockholders should be aware that the directors and executive officers of L3 have interests in the merger that are different from, or in addition to, the interests of L3 stockholders generally. The L3 board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and approving the merger, and in recommending the adoption of the merger agreement by L3 stockholders. In addition to the rights described in this section, the executive officers of L3 may be eligible to receive some or all of the generally applicable benefits described under the section entitled “The Merger Agreement—Employee Benefits Matters” beginning on page 143. For more information, see the sections entitled “The Merger—Background of the Merger” beginning on page 77 and “The Merger—Recommendation of the L3 Board of Directors; L3’s Reasons for the Merger” beginning on page 96. These interests are described in more detail below, and certain of them are quantified in the narrative and in the section entitled “Interests of L3’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to L3’s Named Executive Officers—Golden Parachute Compensation” beginning on page 176.

Treatment of Stock Options

At the effective time of the merger, any service-based or performance-based vesting conditions applicable to each outstanding L3 stock option granted prior to October 12, 2018, will be deemed satisfied and accelerated in full, and each L3 stock option will be converted into an option to purchase a number of shares of Harris common stock equal to the product (rounded down to the nearest whole number) of (a) the number of shares of L3 common stock subject to the L3 stock option and (b) the exchange ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (i) the exercise price per share of L3 common stock of the L3 stock option divided by (ii) the exchange ratio.

Treatment of Restricted Stock Units

At the effective time of the merger, any vesting conditions applicable to outstanding L3 RSUs granted prior to October 12, 2018, will be deemed satisfied and accelerated in full, and each L3 RSU will be converted into the right of the holder to receive a number of shares of Harris common stock equal to the product (rounded to the nearest whole number) of the number of shares of L3 common stock subject to the L3 RSU multiplied by the exchange ratio. The settlement in respect of the L3 RSUs will be made within 10 business days after the closing of the merger.

Treatment of Performance Share Units and Performance Cash Awards

At the effective time of the merger, any vesting conditions applicable to a portion of the L3 PSUs granted prior to October 12, 2018, will be determined to have been earned based on the greater of the target and actual level of performance through the effective time (as reasonably determined by the L3 compensation committee in consultation with Harris), prorated to reflect the reduced service period through the effective time, will be deemed satisfied and accelerated in full and will be converted into the right of the holder to receive a number of shares of Harris common stock equal to the product (rounded to the nearest whole number) of the number of shares of L3 common stock subject to the prorated portion of the L3 PSU multiplied by the exchange ratio. The settlement in respect of such L3 PSUs will be made within 10 business days after the closing of the merger.

The remaining portion of the earned L3 PSUs will be converted into time-vesting restricted stock units equal to the number of shares of L3 common stock subject to the converted (non-prorated) portion of the L3 PSUs multiplied by the exchange ratio. Such restricted stock units will continue to vest through the last day of the original performance period applicable to the L3 PSUs, subject to the executive’s continued employment. These awards will be subject to accelerated vesting in the event of certain qualifying terminations following the merger.

At the effective time of the merger, performance cash awards will be deemed earned based on the greater of the target and actual level of performance through the effective time (as reasonably determined by the L3 compensation committee in consultation with Harris), and a prorated portion of the earned cash award (based on the reduced service period through the effective time), will be paid in cash within 30 days after the effective time of the merger. The remaining portion of the earned cash award will vest at the end of the performance period, subject to award holder’s continued service through the end of the performance period. These awards will be subject to accelerated vesting in the event of certain qualifying terminations following the merger.

For an estimate of the amounts that would be realized by each of L3’s named executive officers in respect of their unvested L3 equity awards, see the section entitled “Interests of L3’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to L3’s Named Executive Officers—Golden Parachute Compensation” beginning on page 176. The estimated aggregate amount that would be realized by the three L3 executive officers who are not named executive officers in respect of their unvested L3 equity and performance cash awards that are outstanding on December 3, 2018 (including associated dividend equivalent rights accrued thereon) if the merger were to be completed on May 31, 2019 on a “single-trigger” basis is $4,282,398. In the event such executive officers experience a qualifying termination in connection with the merger, such executive officers would realize an additional $680,058 on a “double-trigger” basis in connection with the accelerated vesting of the remaining portion of their L3 PSUs and performance cash awards. No L3 RSUs or deferred stock units held by L3 non-employee directors that are outstanding on December 3, 2018 will be unvested if the effective time occurs on May 31, 2019. The amounts in this paragraph were determined using a price per share of L3 common stock of $219.07 (the average closing market price of L3 common stock over the first five business days following the public announcement of the merger on October 14, 2018) and, in the case of the L3 PSUs and performance cash awards, were determined assuming the target level of performance. In addition, these amounts do not attempt to forecast any additional equity or cash award grants, issuances or forfeitures that may occur prior to the closing of the merger and do not reflect any L3 equity or other incentive awards that are expected to vest in accordance with their terms prior to May 31, 2019. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts, if any, to be received by L3’s executive officers and non-employee directors may materially differ from the amounts set forth above.

Treatment Under Nonqualified Deferred Compensation Plans

L3 sponsors certain nonqualified defined contribution plans that provide for distribution of participant account balances upon completion of the merger, including certain plans that provide for accelerated vesting upon completion of the merger. These plans provide for the payment of plan benefits to certain executive officers in a lump sum amount within 60 days following the completion of the merger. Participant deferral amounts under the nonqualified defined contribution plans are fully vested at all times, but plan accounts that reflect company credits are subject to a vesting schedule.

L3 also sponsors a supplemental executive retirement plan (i.e., a SERP) which provides benefits in excess of those permitted under L3’s qualified defined benefit plan. A SERP participant who has not begun receiving benefits under the SERP will be paid in a lump sum within 60 days after a change in control. Also upon completion of the merger, if a SERP participant has begun receiving benefits, the participant’s vested account will continue to be distributed in accordance with the participant’s deferral elections and L3 will be required to contribute to an irrevocable “rabbi trust” an amount equal to the total SERP accounts that are not paid in a lump sum upon the change in control.

With respect to balances in the deferred compensation plans or the SERP on December 3, 2018, L3’s executive officers will be fully vested by the assumed merger date of May 31, 2019, and will not receive any other enhancements upon a change in control under the deferred compensation plans.

Deferred Director Awards

At the effective time of the merger, outstanding L3 RSUs or deferred stock units, which are referred to as L3 DSUs, held by a current or former member of the L3 board of directors under L3’s equity compensation plans will vest and will entitle the holder of such L3 RSU or L3 DSU award to shares of Harris common stock equal to the product (rounded to the nearest whole number) of the number of shares of L3 common stock subject to the L3 RSU or L3 DSU award multiplied by the exchange ratio. The settlement in respect of such L3 RSUs and L3 DSUs will be made within 10 business days after the closing of the merger.

Change in Control Severance Plan

Under the L3 change in control severance plan, L3’s executive officers and other corporate employees are entitled to severance benefits if, under specified conditions, their employment is terminated in connection with or following a change in control of L3, such as the merger. The material terms of the L3 change in control severance plan with respect to L3’s executive officers are as follows:

Protection Period
Two years following the occurrence of a change in control (or four years following the merger in the case of Mr. Kubasik, pursuant to the terms of his letter agreement described below). In addition, the plan covers terminations that become effective prior to the occurrence of a change in control if such termination occurs (a) upon the request of the acquirer or (b) otherwise in anticipation of the change in control.

Payout Requirements	Severance payments are required following termination by L3 without cause, or termination by the executive for good reason, during the protection period.

Severance Benefits
Lump sum payment equal to a multiple of current annual salary and average annual bonus for the prior three years (or such lesser period during which the executive was employed):(1)

      •      Chief executive officer, chief operating officer, chief financial officer and chief legal officer – three times

      •      Segment presidents – two and a half times

Assuming the effective time of the merger occurs on May 31, 2019, and assuming, solely for this purpose, that each of L3’s three executive officers who are not named executive officers experiences a qualifying termination on such date, the estimated aggregate severance payment to be received by such executive officers is $7,900,875.

Pro Rata Annual Incentive Plan Award for Year of Termination
Pro rata award generally based on (a) the number of months worked in the year of termination and (b) the average annual incentive plan awards for the prior three years (or the actual annual incentive plan award payable for the full year of termination, if performance is determinable at the time of termination).(1) Assuming the effective time of the merger occurs on May 31, 2019, and assuming, solely for this purpose, that each of L3’s three executive officers who are not named executive officers experiences a qualifying termination on such date, the estimated aggregate award to be received by such executive officers is $662,104.

Benefits/Perquisites Continuation
Continuation of medical and life insurance benefits at the same cost to the executive, or cash equal to any increased premiums, for the same period as the severance multiple discussed above under “Severance Benefits,” and reasonable outplacement services paid for by L3. Certain executive officers may also be entitled to receive company-paid financial planning services for the one-year period after a change in control under an L3 policy that is separate from the L3 change in control severance plan. Assuming the effective time of the merger occurs on May 31, 2019, and assuming, solely for this purpose, that each of L3’s three executive officers who are not named executive officers experiences a qualifying termination on such date, the estimated aggregate value of medical and life insurance benefits, and outplacement and financial planning services to be received by such executive officers is $311,638.

Restrictive Covenants	Non-competition and non-solicitation covenants for one year following termination of employment (or two years in the case of Mr. Kubasik).

Amendment or Termination of the Plan
Prior to the occurrence of a change in control, the L3 compensation committee may amend or terminate the plan at any time upon 90 days’ written notice; except that no such amendment or termination will be effective if made in connection with or in anticipation of a change in control.

(1)	In the event the executive received an increase in cash compensation related to a promotion in title at any time since the beginning of the performance period upon which the “average” annual incentive plan award determination is measured, the amount to be used in calculating the severance benefits payable under the L3 change in control severance plan shall be the greater of (a) the “average” annual incentive plan award as normally determined under the L3 change in control severance plan, (b) the target bonus in effect immediately prior to the date of the merger or (c) the target bonus in effect immediately prior to the date on which the executive officer’s employment is terminated. Accordingly, in the case of Mr. Kubasik, as a result of his promotion to chief executive officer of L3 effective January 1, 2018, his “average bonus” for purposes of the L3 change in control severance plan would be deemed to equal the greater of his actual average bonus and his target bonus amount. Except as otherwise noted, the calculations are based on the “average” annual incentive plan award for the 2016 and 2017 fiscal years because the final awards for 2018 have not yet been determined.

For an estimate of the amounts that would be payable to each of L3’s named executive officers under the L3 change in control severance plan upon a termination without cause or for good reason during the protection period, see the section entitled “Interests of L3’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to L3’s Executive Officers—Golden Parachute Compensation” beginning on page 176.

Letter Agreement with Christopher E. Kubasik

In connection with the merger agreement, on October 12, 2018, L3 entered into a letter agreement, which was formalized by a subsequent letter agreement dated November 5, 2018, which together is referred to as the Kubasik letter agreement, with Christopher E. Kubasik to confirm the terms of the changes to his roles and compensation arrangements in anticipation of, in connection with and following the contemplated merger. L3 and Mr. Kubasik may enter into additional agreements to formalize matters reflected in the Kubasik letter agreement. The Kubasik letter agreement will be deemed void ab initio if the merger agreement is terminated before the consummation of the merger. The Kubasik letter agreement provides for the following:

•	From the closing of the merger, Mr. Kubasik will serve as the vice-chairman, president and chief operating officer of the combined company through the second anniversary of the closing of the merger or, if earlier, the date that William M. Brown ceases to serve as the chief executive officer of the combined company, at which point Mr. Kubasik will become the chief executive officer of the combined company. On the third anniversary of the closing of the merger, Mr. Kubasik will become chairman of the combined company.
•	Beginning at the closing of the merger, Mr. Kubasik will receive an annual base salary of $1,450,000 per year, annual target bonus opportunity of $2,500,000, and long-term incentive compensation having a grant date fair value $10,250,000 per year. In all cases, the compensation elements provided to Mr. Kubasik will be no less than the corresponding amounts provided to William M. Brown.
•	After the closing of the merger, Mr. Kubasik will receive a one-time integration award of performance stock units with a target value of $2,500,000 (subject to certain performance-based multipliers) and performance-based non-qualified stock options with a grant date value of $5,000,000 and a 10-year term. The performance stock units and options generally vest at the end of three years, subject to continued employment and achievement of performance goals.
•	The protection period under which Mr. Kubasik will be covered by the L3 change in control severance plan will be extended until the fourth anniversary of the closing of the merger, in the event of his termination without “cause” or for “good reason” (as defined in the L3 change in control severance plan).
•	In the event of his termination without cause or for good reason, Mr. Kubasik’s outstanding options (other than those granted as part of the integration award) and restricted stock units will become fully vested, exercisable and payable, as applicable, and options will remain exercisable for their full remaining term. Outstanding performance stock units (other than those granted as part of the integration award) remain outstanding and eligible to vest for the remainder of the performance period. The integration award will remain outstanding and eligible to vest as to all or a portion of the award based on the date of termination and applicable performance. The integration award options that vest will remain exercisable for their full term.

•	The definition of “good reason” under the L3 change in control severance plan as applicable to Mr. Kubasik will be modified to include as “good reason” events: the failure to promote him to the contemplated new roles upon and after the closing of the merger; the failure of William M. Brown to cease providing services to the combined company on or before the third anniversary of the closing of the merger; or the combined company’s material breach of the Kubasik letter agreement. Mr. Kubasik will agree to a limited waiver of his “good reason” rights related to his contemplated relocation to Florida, certain across-the-board changes in employee benefits, and his transition to the role of vice chairman, president and chief operating officer at the closing of the merger.
•	The definition of “cause” under the L3 change in control severance plan as applicable to Mr. Kubasik will be modified to include as a “cause” event an act of misconduct in violation of certain combined company policies or federal or applicable state law for discrimination or sexual harassment of subordinate employees that creates a material risk of meaningful harm to the combined company.
•	Mr. Kubasik will also receive an additional payment of up to $1,250,000 for relocation-related expenses, with gross up of amounts taxed as ordinary income.

Membership on the Combined Company’s Board of Directors

At closing, the board of directors of the combined company will consist of 12 directors, including five L3 designees. Other than Mr. Kubasik (who will initially serve as the vice chairman, as described in more detail under “Interests of L3’s Directors and Officers in the Merger—Letter Agreement with Christopher E. Kubasik” on page 174), as of the date of this joint proxy statement/prospectus, no decisions have been made with respect to which current L3 directors will be appointed to the board of directors of the combined company.

Indemnification and Insurance

Under the merger agreement, each present and former director and officer of L3 or any of its subsidiaries is entitled to continued indemnification and insurance coverage through Harris for acts or omissions occurring before the completion of the merger. For a more detailed description, see the section entitled “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance” beginning on page 144.

Quantification of Payments and Benefits to L3’s Named Executive Officers

This section sets forth the information required by Item 402(t) of the SEC’s Regulation S-K regarding compensation for each “named executive officer” of L3 that is based on, or otherwise relates to, the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such term is used to describe the merger-related compensation payable to L3’s named executive officers. The “golden parachute” compensation payable to these individuals is subject to a non-binding advisory vote of L3’s stockholders, as described in the section entitled “The L3 Stockholder Meeting—Matters to be Considered at the L3 Stockholder Meeting” beginning on page 68.

The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits (on a pre-tax basis) that each of L3’s named executive officers would receive, using the following assumptions:

•	the effective time will occur on May 31, 2019 (which is the assumed date solely for purposes of this golden parachute compensation disclosure);
•	each of L3’s named executive officers will experience a qualifying termination at such time;
•	the named executive officer’s base salary rate and annual target bonus remain unchanged from those in place as of December 3, 2018, other than for Mr. Kubasik, whose pre-determined post-closing base salary rate and annual target bonus amounts are used;
•	equity awards that are outstanding on December 3, 2018;

•	a price per share of L3 common stock of $219.07 (the average closing market price of L3 common stock over the first five business days following the public announcement of the merger on October 14, 2018); and
•	for purposes of the unvested L3 RSUs and L3 PSUs set forth in the table, includes associated dividend equivalent rights accrued thereon.

The amounts do not include Mr. Kubasik’s integration award or other post-closing compensation entitlements, which are compensation for his post-closing employment and based on his post-closing service and post-closing company performance (see the section entitled “Interests of L3’s Directors and Executive Officers in the Merger—Letter Agreement with Christopher E. Kubasik” beginning on page 174 for a fuller description of such post-closing arrangements).

The calculations in the table below do not include amounts the L3 named executive officers were already entitled to receive or vested in as of the date hereof. In addition, these amounts do not attempt to forecast any additional equity or cash award grants, issuances or forfeitures that may occur, or future dividend equivalents that may be accrued, prior to the closing of the merger, and does not reflect any L3 equity or other incentive awards that are expected to vest in accordance with their terms prior to May 31, 2019. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

For purposes of this discussion, “single-trigger” refers to benefits that arise as a result of the closing of the merger and “double-trigger” refers to benefits that require two conditions, which are the closing of the merger as well as a qualifying termination of employment or specified date following the effective time of the merger, as applicable.

Golden Parachute Compensation

Name(1)	Cash ($)(2)	Equity ($)(3)	Pension / NQDC(4)	Perquisites/ Benefits ($)(5)	Total ($)
Christopher E. Kubasik	$15,611,667	$14,048,163	$0	$149,160	$29,808,990
Ralph G. D’Ambrosio	$6,764,700	$4,871,857	$0	$112,300	$11,748,857
Ann D. Davidson	$4,787,878	$651,458	$0	$111,095	$5,550,431
Michael T. Strianese	$906,667	$1,189,540	$0	$0	$2,096,206
Mark R. Von Schwarz	$350,000	$430,383	$0	$0	$780,383
(1)	Mr. Strianese retired on May 8, 2018 and Mr. Von Schwarz has agreed to retire effective April 2, 2019. Accordingly, as of the assumed merger date of May 31, 2019, neither of these executive officers will be entitled to merger-related compensation, except for unvested performance cash awards and L3 PSUs that will vest on a “single-trigger” basis with respect to a prorated portion of the award on the assumed merger date.
(2)	The amounts in this column represent the cash severance payments to which the executive officers would be entitled under the L3 change in control severance plan, the prorated annual incentive award payments and the payments to which the executive officers would be entitled to with respect to the prorated earned performance cash awards. The following table breaks down the amounts in this column by type of payment.
Name	Lump Sum Change in Control Cash Severance ($)(a)	Pro Rata Annual Cash Incentive Award ($)(b)	Single-Trigger Performance Cash Awards ($)(c)	Double-Trigger Performance Cash Awards ($)(d)	Total ($)
Christopher E. Kubasik	$11,850,000	$1,041,667	$1,551,111	$1,168,889	$15,611,667
Ralph G. D’Ambrosio	$5,258,700	$426,000	$690,000	$390,000	$6,764,700
Ann D. Davidson	$4,289,600	$338,278	$128,889	$31,111	$4,787,878
Michael T. Strianese	$0	$0	$906,667	$0	$906,667
Mark R. Von Schwarz	$0	$0	$350,000	$0	$350,000
(a)	The amounts in this column represent the “double-trigger” severance payments provided to the executive officers under the L3 change in control severance plan, equal to three times for the chief executive officer, chief operating officer, chief financial officer and chief legal officer (two and one half times for segment presidents) the sum of his or her annual base salary and average annual incentive plan awards, as described in the discussions above in the section entitled “Interests of L3 Directors and Executive Officers in the Merger—Change in Control Severance Plan” on page 173.

(b)	The amounts in this column represent “double-trigger” payments provided in respect to the prorated annual incentive award, as described in the discussions above in the section entitled “Interests of L3 Directors and Executive Officers in the Merger—Change in Control Severance Plan” on page 173.
(c)	The amounts in this column represent the “single-trigger” value of the prorated portion of the earned performance cash awards that is paid solely as a result of the closing of the merger.
(d)	The amounts in this column represent the “double-trigger” value of the remaining portion of the earned cash awards that vest at the end of the original performance period, subject to acceleration of payment if the executive’s employment is terminated by L3 for cause or by the executive officer for good reason before the end of the original performance period.
(3)	The amounts in this column represents the value of (a) the unvested L3 stock options, L3 RSUs and the prorated portion of the earned L3 PSUs, the vesting of which would accelerate on a “single-trigger” basis solely as a result of the closing of the merger (and regardless of whether the executive officer’s employment terminates), and (b) the remaining portion of the earned L3 PSUs that convert into time-vesting restricted stock units and vest on a “double-trigger” basis at the end of the original L3 PSU performance period, subject to acceleration of payment if the executive’s employment is terminated for cause or by the executive officer for good reason before the end of the original performance period, as set forth above. For Ms. Davidson, the value of her unvested L3 RSUs is listed as $0 because all such outstanding L3 RSUs would be eligible for retirement vesting prior to the assumed merger date of May 31, 2019. See the discussions above relating to the treatment of L3 stock options, the treatment of L3 RSUs, and the treatment of L3 PSUs in the section entitled “Interests of L3’s Directors and Executive Officers in the Merger” beginning on page 171 for more information about the amounts by type of award.
Name	Unvested Options ($)	Unvested L3 RSUs ($)	Single-Trigger PSUs ($)	Double- Trigger PSUs ($)	Total ($)
Christopher E. Kubasik	$4,948,226	$6,009,725	$1,815,118	$1,275,093	$14,048,163
Ralph G. D’Ambrosio	$1,648,064	$1,934,365	$849,109	$440,318	$4,871,857
Ann D. Davidson	$437,902	$0	$172,031	$41,525	$651,458
Michael T. Strianese	$0	$0	$1,189,540	$0	$1,189,540
Mark R. Von Schwarz	$0	$0	$430,383	$0	$430,383
(4)	The amounts in this column do not include amounts that otherwise are payable under the L3 nonqualified defined contribution plans or the SERP as described above in the section entitled “Interests of L3’s Directors and Executive Officers in the Merger” beginning on page 171. None of L3’s executive officers will receive “single-trigger” or “double-trigger” acceleration with respect to the current plan accounts or other enhancements upon a change in control of L3 under L3’s SERP or nonqualified deferred compensation plans.
(5)	The amounts in this column include the following “double-trigger” benefits: (a) an amount representing the value of the applicable multiple of continued medical and life insurance benefits premiums paid by L3 in 2018 to provide the named executive officer (and the named executive officer’s spouse and dependents, as applicable) with medical benefits and life insurance; and (b) an amount representing reasonable outplacement services from a provider selected by the executive and paid for by L3. The amounts in this column also include the value of company-paid financial planning services for the one-year period after a change in control, which are payable on a “single-trigger” basis.
Name	Medical and Life Insurance Premiums ($)	Outplacement Benefits ($)	Financial Planning Services ($)	Total ($)
Christopher E. Kubasik	$123,057	$6,400	$19,703	$149,160
Ralph G. D’Ambrosio	$105,900	$6,400	$0	$112,300
Ann D. Davidson	$104,695	$6,400	$0	$111,095
Michael T. Strianese	$0	$0	$0	$0
Mark R. Von Schwarz	$0	$0	$0	$0

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes the material U.S. federal income tax consequences of (a) the merger to holders of L3 common stock and (b) post-merger ownership and disposition of Harris common stock, in each case to holders of L3 common stock who receive the merger consideration pursuant to the merger. This discussion is based on the provisions of the Code, the U.S. Treasury Regulations promulgated thereunder and judicial and administrative rulings, all as in effect as of the date of this joint proxy statement/prospectus and all of which are subject to change or varying interpretation, possibly with retroactive effect. Any such changes could affect the accuracy of the statements and conclusions set forth herein.

This discussion assumes that holders of L3 common stock hold their shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a holder of L3 common stock in light of such holder’s particular circumstances, nor does it discuss the special considerations applicable to holders of L3 common stock subject to special treatment under the U.S. federal income tax laws, such as, for example, financial institutions or broker-dealers, mutual funds, tax-exempt organizations, insurance companies, dealers in securities or foreign currencies, traders in securities who elect the mark-to-market method of accounting, controlled foreign corporations, passive foreign investment companies, U.S. expatriates, holders who acquired their L3 common stock through the exercise of options or otherwise as compensation, holders who hold their L3 common stock as part of a hedge, straddle, constructive sale or conversion transaction, U.S. holders (as defined below) whose functional currency is not the U.S. dollar, and holders who own or have owned (directly, indirectly or constructively) 5% or more of L3’s stock (by vote or value). This discussion does not address any tax consequences arising under the Medicare contribution tax, nor does it address any aspect of foreign, state, local, alternative minimum, estate, gift or other tax law that may be applicable to a holder.

This discussion is intended to provide only a general summary of the material U.S. federal income tax consequences of the merger to holders of L3 common stock and post-merger ownership and disposition of Harris common stock; it is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the merger and post-merger ownership and disposition of Harris common stock. The U.S. federal income tax laws are complex and subject to varying interpretation. Accordingly, the Internal Revenue Service, which is referred to as the IRS, may not agree with the tax consequences described in this joint proxy statement/prospectus.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds L3 common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and activities of the partnership. Holders that are partners of a partnership holding L3 common stock should consult their own tax advisors.

All holders should consult their own tax advisors to determine the particular tax consequences to them of the receipt of the merger consideration in exchange for shares of L3 common stock pursuant to the merger.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of L3 common stock that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;
•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	a trust if (a) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or
•	an estate the income of which is subject to U.S. federal income tax regardless of its source.

A “non-U.S. holder” is a beneficial owner (other than a partnership) of L3 common stock that is not a U.S. holder.

U.S. Holders

Tax Consequences of the Merger

For U.S. federal income tax purposes, the merger is intended to be treated as a “reorganization” within the meaning of Section 368(a) of the Code. As described further in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 146, the merger is conditioned on the receipt by each party from the other party of a required tax representation letter, although this condition would nevertheless not be satisfied if such receiving party’s counsel, due to a change in law, is unable to deliver an opinion based on such representation letters to the effect that for U.S. federal income tax purposes the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and such receiving party is unable to obtain such an opinion from an alternative tax counsel pursuant to the merger agreement. In addition, L3 and Harris expect to receive opinions from legal counsel that the merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code at or prior to the time of the consummation of the merger. Assuming such qualification for the remainder of this discussion, the exchange of shares of L3 common stock for shares of Harris common stock will be tax-free to U.S. holders (subject to certain exceptions). A U.S. holder’s tax basis in Harris common stock received in the merger will equal such U.S. holder’s basis in the L3 common stock exchanged therefor, less any basis attributable to the fractional shares sold for cash, as discussed below. A U.S. holder’s holding period for Harris common stock received in the merger will include the U.S. holder’s holding period in respect of the L3 common stock exchanged for Harris common stock.

The receipt of cash in lieu of fractional shares of Harris common stock generally will be treated as a sale of the fractional share of Harris common stock. A U.S. holder who receives cash in lieu of fractional shares of Harris common stock will recognize gain or loss equal to the difference between the amount of cash received and such U.S. holder’s basis in the fractional share of such common stock. Such gain or loss generally will be capital gain or loss, which is taxed at preferential rates with respect to a non-corporate U.S. holder that has a holding period greater than one year.

Neither Harris nor L3 has obtained or will obtain a ruling from the IRS that the merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code and the opinions of legal counsel that the merger will qualify as a reorganization are not binding on the IRS or the courts. Consequently, there is no guarantee that the IRS or the courts will treat the merger in the manner described herein.

If the IRS were to successfully challenge the treatment of the merger as a “reorganization,” the merger would be a taxable transaction to L3 stockholders for U.S. federal income tax purposes. As a result, a U.S. holder would generally recognize capital gain or loss measured by the difference between (a) the sum of (i) the fair market value (in U.S. dollars) of Harris common stock received in exchange for such U.S. holder’s L3 common stock and (ii) any cash received in lieu of fractional shares of Harris common stock, and (b) such U.S. holder’s basis in the shares of L3 common stock it holds. Such capital gain or loss would be long-term capital gain or loss if, at the time of the exchange, such U.S. holder’s holding period in its L3 common stock was greater than one year. A U.S. holder’s tax basis in shares of Harris common stock received in the merger would be the fair market value (in U.S. dollars) of those shares on the date such U.S. holder received them. The U.S. holder’s holding period for shares of Harris common stock received in the merger would begin on the day after the date such U.S. holder received such shares.

U.S. holders should consult their own tax advisors regarding the U.S. federal, state and local and foreign and other tax consequences of the merger in their particular circumstances (including the possible tax consequences if the “reorganization” treatment is successfully challenged).

Ownership of Harris Common Stock Received in the Merger

Distributions on Harris Common Stock

Distributions, if any, paid on Harris common stock generally will be treated as dividends to the extent of Harris’ current or accumulated earnings and profits. Dividends paid to a non-corporate U.S. holder that constitute qualified dividend income will be taxable at preferential rates applicable to long-term capital gains so long as the holder holds the Harris common stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid with respect to Harris common stock will generally be qualified dividend income, provided the holding period requirements in the previous sentence are satisfied. In addition, dividends paid to corporate U.S. holders may qualify for the dividends received deduction if the holder meets certain holding period and other requirements. Distributions in excess of Harris’ current and accumulated earnings and profits will be treated as a return of capital to the extent of a U.S. holder’s basis in Harris common stock and thereafter as capital gain.

Sale or Other Disposition of Harris Common Stock

A U.S. holder that sells or otherwise disposes of Harris common stock will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount that the U.S. holder realizes and the U.S. holder’s tax basis in those shares. Capital gain of a non-corporate U.S. holder is taxed at preferential rates when the holder has a holding period greater than one year. The deduction of capital losses is subject to limitations.

Non-U.S. Holders

Tax Consequences of the Merger

As discussed above under the section entitled “U.S. Holders—Tax Consequences of the Merger” beginning on page 179, the merger is intended to be treated as a “reorganization” within the meaning of Section 368(a) of the Code, and holders of L3 common stock will only recognize gain or loss in respect of cash received in lieu of fractional shares. Except as described below under the section entitled “Material U.S. Federal Income Tax Consequences—FATCA Withholding” beginning on page 181, any gain recognized by a non-U.S. holder on the receipt of cash in lieu of fractional shares pursuant to the merger generally will not be subject to U.S. federal income tax unless:

•	the gain is “effectively connected” with a U.S. trade or business of such non-U.S. holder (and, if required by an applicable income tax treaty, is also attributable to a permanent establishment or a fixed base in the United States maintained by such non-U.S. holder), in which case the non-U.S. holder generally will be subject to tax on such gain in the same manner as a U.S. holder and, if the non-U.S. holder is a foreign corporation, such corporation may be subject to branch profits tax at the rate of 30% (or such lower rate as may be specified by an applicable income tax treaty); or
•	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the merger and certain other conditions are met, in which case the non-U.S. holder generally will be subject to a 30% tax on the non-U.S. holder’s net gain realized in the merger, which may be offset by U.S. source capital losses of the non-U.S. holder, if any.

Ownership of Harris Common Stock Received in the Merger

Distributions on Harris Common Stock

Except as described below, dividends to a non-U.S. holder of common stock are subject to withholding tax at a 30% rate or at a lower rate if the non-U.S. holder is eligible for the benefits of an income tax treaty that provides for a lower rate. Even if the non-U.S. holder is eligible for a lower treaty rate, Harris and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to the non-U.S. holder, unless the non-U.S. holder has furnished to Harris or another payor:

•	a valid IRS Form W-8 or an acceptable substitute form upon which the non-U.S. holder certifies, under penalties of perjury, its status as a non-U.S. person and entitlement to the lower treaty rate with respect to such payments, or
•	in the case of payments made outside the United States to an offshore account (generally, an account maintained by the non-U.S. holder at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing the non-U.S. holder’s entitlement to the lower treaty rate in accordance with U.S. Treasury Regulations.

If a non-U.S. holder is eligible for a reduced rate of withholding tax under a tax treaty, the non-U.S. holder may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the IRS.

If dividends paid to a non-U.S. holder are “effectively connected” with its conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment or fixed base that the non-U.S. holder maintains in the United States, Harris and other payors generally are not required to withhold tax from the dividends, so long as the non-U.S. holder has furnished to Harris or another payor a valid IRS Form W-8ECI or an acceptable substitute form upon which the non-U.S. holder represents, under penalties of perjury, that (a) the non-U.S. holder is a non-U.S. person, and (b) the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States and are includible in its gross income. Effectively connected dividends are taxed at rates applicable to U.S. citizens, resident aliens or domestic U.S. corporations, as applicable.

Effectively connected dividends received by a corporate non-U.S. holder, may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

Sale or Other Disposition of Harris Common Stock

Gain on the sale or disposition of Harris common stock should be subject to tax in the same manner as described above under the section entitled “Material U.S. Federal Income Tax Consequences—Non-U.S. Holders—Tax Consequences of the Merger” beginning on page 180.

FATCA Withholding

Pursuant to Sections 1471 through 1474 of the Code, commonly known as the Foreign Account Tax Compliance Act, referred to as FATCA, a 30% withholding tax, referred to as FATCA withholding, may be imposed on certain payments to non-U.S. holders or to certain foreign financial institutions, investment funds and other non-U.S. persons receiving payments on behalf of a non-U.S. holder if such non-U.S. holder or such persons receiving payments on behalf of a non-U.S. holder fail to comply with certain information reporting requirements. Payments of dividends that a non-U.S. holder receives in respect of Harris common stock could be affected by this withholding if such non-U.S. holder is subject to the FATCA information reporting requirements and fails to comply with them or if such non-U.S. holder holds common stock through a non-U.S. person (e.g., a foreign bank or broker) that fails to comply with these requirements (even if payments to such non-U.S. person would not otherwise have been subject to FATCA withholding). Payments of cash in lieu of fractional shares in the merger to non-U.S. holders of L3 common stock and payments of gross proceeds from a sale or other disposition of Harris common stock could also be subject to FATCA withholding unless such payment or disposition occurs before January 1, 2019. Non-U.S. holders should consult their own tax advisors regarding the relevant U.S. law and other official guidance on FATCA withholding.

Backup Withholding and Information Reporting

A U.S. holder may, under certain circumstances, be subject to information reporting and backup withholding (at a rate of 24%) with respect to certain payments, unless such holder properly establishes an exemption or provides its correct tax identification number and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules can be refunded or credited against a payee’s U.S. federal income tax liability, if any, so long as such U.S. holder furnishes the required information to the IRS in a timely manner.

A non-U.S. holder may be subject to information reporting and, in certain circumstances, backup withholding will apply, unless such non-U.S. holder certifies under penalties of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the holder is a United States person as defined under the Code) or such holder otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a non-U.S. holder’s U.S. federal income tax liability, if any.

COMPARISON OF STOCKHOLDERS’ RIGHTS

If the merger is completed, L3 stockholders will receive Harris common stock. Subject to the approval by Harris stockholders of the Harris charter amendment proposal, the certificate of incorporation of Harris will be amended as of the effective time as provided in the merger agreement and the charter amendment, which is attached to this joint proxy statement/prospectus as Annex B, and as amended, is referred to as the L3 Harris charter. The current bylaws of Harris will be amended and restated as of the effective time as provided in the merger agreement, which, as amended, is referred to as the L3 Harris bylaws. The amendments to the certificate of incorporation and bylaws of Harris are described in the section entitled “The Merger—Governance of the Combined Company” beginning on page 120.

Harris and L3 are both Delaware corporations subject to the DGCL. If the merger is completed, the rights of Harris stockholders and L3 stockholders who become Harris stockholders through the exchange of shares will continue to be governed by the DGCL, but will also be governed by the L3 Harris charter and the L3 Harris bylaws (which will become the governing documents of the combined company).

The following description summarizes the material differences between the rights of L3 stockholders and the rights of Harris stockholders, as of the effective time (i.e., stockholders of the combined company). This does not purport to be a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. Stockholders should read carefully the relevant provisions of the DGCL, the Harris certificate of incorporation, the proposed L3 Harris charter and L3 Harris bylaws, the L3 certificate of incorporation, which is referred to as the L3 charter, and the L3 bylaws. Copies of the documents referred to in this summary may be obtained as described under the section entitled “Where You Can Find More Information” beginning on page 211.

L3	L3 HARRIS
Authorized Capital Stock
The aggregate number of shares which L3 has the authority to issue is 350,000,000 shares, consisting of (a) 300,000,000 shares of L3 common stock, par value $0.01 per share and (b) 50,000,000 shares of preferred stock, par value $0.01 per share.

As of the close of business on the L3 record date, L3 had [•] shares of L3 common stock and no shares of preferred stock issued and outstanding.

L3 Harris is authorized to issue 500,000,000 shares of common stock, par value $1.00, and 1,000,000 shares of preferred stock, with no par value.

As of the close of business on the Harris record date, Harris had [•] shares of Harris common stock and no shares of preferred stock issued and outstanding.

Harris currently expects to issue up to [•] shares of common stock to L3 stockholders pursuant to the merger agreement, assuming a maximum of [•] shares of L3 common stock that will be exchanged pursuant to the exchange ratio provided for in the merger agreement.

Rights of Preferred Stock
The L3 charter adopts the DGCL provisions with respect to the power of the L3 board of directors to determine the rights of preferred stock.

No shares of L3 preferred stock were outstanding as of the date of this joint proxy statement/prospectus.

The L3 Harris charter adopts the provisions under the DGCL which provide that the L3 Harris board of directors may determine for each series of preferred stock the preferences, relative voting, redemption rights, dividend rights, rights upon dissolution, conversion rights and other rights, qualifications, limitations or restrictions of any series of the preferred shares.

No Harris preferred shares were outstanding as of the date of this joint proxy statement/prospectus.

L3	L3 HARRIS
Voting Rights
Each holder of shares of L3 common stock is entitled to one vote in respect of each share of L3 common stock held on all matters voted upon by the stockholders of L3.

L3 generally adopts the DGCL voting threshold for stockholder resolutions (as summarized in the L3 Harris column). Therefore, in general, all matters presented to L3 stockholders at a meeting at which a quorum is present will be decided by a majority of the votes cast on such matter (unless a different minimum vote is required by the L3 charter, the L3 bylaws, the rules or regulations of any stock exchange applicable to L3, or any law or regulation applicable to L3 or its securities).

The L3 charter specifies a different minimum vote requirement for stockholder actions by written consent, which must be unanimous; see the section entitled “Comparison of Stockholders’ Rights—Stockholder Action by Written Consent” beginning on page 193.

In addition, under the L3 bylaws, (a) directors are elected by a majority of the votes cast in an uncontested election, and in the case of a contested election of directors, a plurality of votes is required for the election of directors (see the section entitled “Comparison of Stockholders’ Rights—Election of Directors” beginning on page 186); and (b) a majority in voting power of the shares of L3 common stock represented at an L3 stockholder meeting may adjourn the meeting.

Each holder of shares of L3 Harris common stock is entitled to one vote for each share of common stock held by the stockholder on the record date for any action, on all matters on which the stockholders are entitled to vote. Such right is subject to the voting rights of the holders of preferred stock, if any.

The L3 Harris charter and the L3 Harris bylaws do not state the minimum number of votes necessary for stockholder action, generally.

Section 216 of the DGCL provides that in the absence of such specification, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter will be the act of the stockholders.

Under the L3 Harris charter, a higher vote than the general majority requirement is required for the approval of:

   •   certain business combinations; and

   •   any purchase by L3 Harris of voting stock from
       an interested stockholder at a purchase price
       greater than the market price (often referred to as
       an “anti-greenmail” provision).

An affirmative vote of at least 80% of the voting stock is necessary to approve the following business combinations:

   •   mergers of L3 Harris or any subsidiary with any
       interested stockholder or any corporation that is
       or would be after such merger an affiliate of an
       interested stockholder;

   •   sale, transfer, or any other disposition of any
       assets to any interested stockholder with an
       aggregate fair market value of $1,000,000 or
       more;

   •   the issuance or transfer to any interested
       stockholder of any securities in exchange for
       cash, securities or other property with an
       aggregate fair market value of $1,000,000 or
       more;

   •   the adoption of any plan or proposal for the
       liquidation or dissolution of L3 Harris proposed
       by an interested stockholder or an affiliate
       thereof; and

L3	L3 HARRIS

   •   any reorganization or reclassification of securities
       that has the effect of increasing the proportionate
       share of any class of shares owned by an
       interested stockholder.

The higher voting requirement does not apply to the following business combinations:

   •   business combinations that have been approved
       by a majority of directors unaffiliated with the
       interested stockholder who were members of the
       board prior to the time the stockholder became
       an interested stockholder, which is referred to as
       a continuing director, or are successors of
       continuing directors; or

   •   business combinations where the aggregated
       amount of consideration other than cash to be
       received by holders of common stock is at least
       equal to the highest share price paid by the
       interested stockholder for any common stock
       acquired by it within the two-year period
       immediately prior to the first public
       announcement of the business combination or in
       the transaction in which it became an interested
       stockholder, whichever is higher;

   •   the consideration to be received by the holders of
       voting stock is in cash or the same form as the
       interested stockholder has paid for the shares of
       voting stock; and

   •   a proxy statement describing the proposed
       transaction is mailed to public stockholders at
       least 30 days before the consummation of the
       transaction.

An affirmative vote of the holders of voting stock equal to the sum of the voting stock of which the interested stockholder is the beneficial owner and the majority of the remaining outstanding voting stock is necessary to approve the purchase of voting stock from an interested stockholder at a price in excess of the market price (anti-greenmail provision).

Quorum
The L3 bylaws provide for the same quorum requirement as under the L3 Harris bylaws.	The L3 Harris bylaws provide that, at any meeting of the stockholders, the presence in person or by proxy of a majority of the shares entitled to vote at a stockholders meeting constitutes a quorum.

L3	L3 HARRIS
Stockholder Rights Plans
L3 currently has no stockholder rights plan. If the merger is not completed, the L3 board of directors retains the right to adopt a stockholder rights plan at a future date.
Harris currently has no stockholder rights plan. While Harris has no present intention to adopt a stockholder rights plan, the L3 Harris board of directors retains the right to adopt a new plan at a future date.

Stockholder Inspection Rights; Stockholder Lists
The L3 bylaws provide for the same stockholder list requirement as under the L3 Harris bylaws and L3 is subject to Section 220 of the DGCL regarding stockholder inspection rights as described in the L3 Harris column.

Under Section 220 of the DGCL, a stockholder or his agent has a right to inspect the corporation’s stock ledger, a list of all of its stockholders and its other books and records during the usual hours of business upon written demand stating his purpose (which must be reasonably related to such person’s interest as a stockholder). If the corporation refuses to permit such inspection or refuses to reply to the request within five business days of the demand, the stockholder may apply to the Chancery Court for an order to compel such inspection.

The L3 Harris bylaws provide that a complete list of the stockholders entitled to vote at each meeting of stockholders, arranged in alphabetical order, with the address of each and the number of voting shares held by each, must be prepared by or at the instance of the corporate secretary of L3 Harris and made available at the location where the meeting is to be held, at least 10 days before every meeting, and must at all times during the usual hours for business in said 10-day period and during the time of said meeting be open to examination by any stockholder.

Number of Directors
The L3 charter and bylaws provide that the L3 board of directors has exclusive power to fix the number of directors pursuant by adopting a resolution approved by a majority of the L3 board of directors. There are currently 10 L3 directors.

General

Except as described below, the L3 Harris charter and bylaws provide for a minimum of eight and a maximum of 13 directors. The exact number of directors is fixed by resolution adopted by a majority vote of the entire board. There are currently 11 members of the Harris board of directors.

Number of Directors during Specified Post-Merger Period

The L3 Harris charter will provide that, from closing until the third anniversary of the closing, which period is referred to as the specified post-merger period, unless a supermajority of the then-serving directors adopt a resolution to the contrary, the combined company’s board of directors will be comprised of 12 directors. See also the section entitled “The Merger—Governance of the Combined Company” beginning on page 120.

L3	L3 HARRIS

Under the L3 Harris charter and as referred to in this joint proxy statement/prospectus, a supermajority means at least 75% of the directors or independent directors, as applicable, of the combined company (rounded up to the nearest whole number).

Election of Directors
The L3 charter provides that duly elected directors will hold office until the next annual meeting of stockholders for the election of directors and until such person’s successor is duly elected and qualified, subject to prior resignation, death or removal as provided by law.

The L3 bylaws provide that directors are generally elected by a majority of the votes cast. This means that for a director to be elected, the number of votes cast “for” such director’s election must exceed the number of votes cast “against” such director’s election, and an abstention or a broker non-vote will not count as a vote “for” or “against” a director’s election.

Notwithstanding the general voting requirement, L3’s bylaws state that directors will be elected by a plurality of the votes cast at any meeting at which a quorum is present for which, as of or from the 10th day preceding the date L3 first transmits its notice of meeting to the L3 stockholders, the number of nominees exceeds the number of directors to be elected (i.e., a contested election).

General

Except as described below, the L3 Harris governance documents provide that all directors are elected on an annual basis for a term of one year and until his or her successor is elected and qualified, subject to prior resignation, death or removal as provided by law.

The L3 Harris bylaws state that a vote of the majority of votes cast (meaning the number of shares voted “for” a nominee must exceed the number of shares voted “against” such nominee) is necessary to elect a director.

However, the L3 Harris bylaws state that the directors will be elected by a plurality of the votes cast at any meeting at which a quorum is present for which:

   •   the corporate secretary has received a notice in
       compliance with the applicable requirements for
       stockholder nominations (see the section entitled
       “Comparison of Stockholders’ Rights—
       Director Nominations by Stockholders”
       beginning on page 189); and

   •   such proposed nomination has not been
       withdrawn by such stockholder on or prior to the
       tenth day preceding the date Harris first mails its
       notice of meeting to the stockholders.

The L3 Harris corporate governance guidelines, which are not binding and may be modified or deviated from at any time by the Harris board of directors prior to the effective time or by the L3 Harris board of directors after the effective time, currently provide that any nominee in an uncontested election who receives a greater number of “against” votes than “for” votes will promptly offer to tender his or her resignation following the certification of the vote.

Composition of the Board of Directors after the Closing

The L3 Harris charter will provide that, as of the effective time, the board of directors of the combined company will be composed of:

L3	L3 HARRIS

   •   five Harris designees;

   •   five L3 designees (of whom one will be
       designated by L3 to serve as the lead
       independent director of the combined company);

   •   the Harris CEO; and

   •   the L3 CEO.

During the specified post-merger period, unless a supermajority of the then-serving directors adopts a resolution to the contrary, any approval for nomination of any candidate for election to the board of directors of the combined company must be approved by the affirmative vote of a supermajority of the then-serving directors, except that if a candidate is a former Harris director or a former L3 director then serving on the L3 Harris board of directors, such approval need only be by the affirmative vote of at least a majority of the then-serving directors.

See also the sections entitled “Comparison of Stockholders’ Rights—Removal of Directors” and “The Merger—Governance of the Combined Company” beginning on pages 188 and 120, respectively.

Filling Vacancies on the Board of Directors
The L3 charter and bylaws provide that any vacancy in the L3 board of directors resulting from the death, resignation, retirement, disqualification or removal of any director, or any newly created directorship resulting from an increase in the authorized number of directors, will be filled exclusively by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (if applicable). No decrease in the number of authorized directors constituting the L3 board of directors will shorten the term of any incumbent director.

General

Except as described below, a vacancy on the L3 Harris board of directors that results from an increase in the number of directors may be filled by a majority of the board members then in office, and any other vacancy may be filled by a majority of the directors then in office, or, if applicable, by a sole remaining director. Any director elected to fill a vacancy not resulting from an increase in the number of directors will have the same remaining term as that of his or her predecessor.

Filling of Vacancies during Specified Post-Merger Period

The L3 Harris charter will provide that, during the specified post-merger period, unless a supermajority of the then-serving directors adopts a resolution to the contrary, any vacancy on the board of directors of the combined company must be filled by a nominee designated and proposed by the L3 Harris nominating and governance committee and approved by the affirmative vote of a supermajority of the then-serving directors.

L3	L3 HARRIS
See also the sections entitled “Comparison of Stockholders’ Rights—Election of Directors” and “The Merger—Governance of the Combined Company” beginning on pages 186 and 120, respectively.

Cumulative Voting
The L3 charter and bylaws do not provide for cumulative voting.
The L3 Harris charter and the L3 Harris bylaws do not generally provide for cumulative voting. However, the L3 Harris charter provides that in the event a stockholder acquires beneficial ownership, directly or indirectly, of 40% or more of the voting power of the then-outstanding voting stock, there will be cumulative voting for the election of directors so that any holder of L3 Harris voting capital stock will be entitled to as many votes as the number of directors to be elected multiplied by the number of votes to which the holder would otherwise be entitled.

Removal of Directors
Under the DGCL, directors of a corporation may be removed, with or without cause, by a majority vote of stockholders unless the charter provides otherwise or under certain circumstances involving classified boards. The L3 charter does not modify the general DGCL standard.

General

Under the DGCL, directors of a corporation may be removed, with or without cause, by majority vote of stockholders unless the charter provides otherwise or under certain circumstances involving classified boards.

Removal of Directors during Specified Post-Merger Period

The L3 Harris charter will provide that, during the specified post-merger period, unless a supermajority of the then-serving independent directors adopts a resolution to the contrary, the following actions will require the affirmative vote of a supermajority of the then-serving independent directors:

   •   the removal of, or failure to designate, appoint or
       elect (a) the Harris CEO as executive chairman
       of the L3 Harris board of directors, (b) the L3
       CEO as vice chairman of the L3 Harris board of
       directors, or (c) an L3 designee designated as the
       lead independent director of the L3 Harris board
       of directors prior to the effective time to serve as
       the lead independent director of the L3 Harris
       board of directors; or

   •   any material modification to any of the duties or
       authority of each of the executive chairman, the
       vice chairman or the lead independent director of
       the L3 Harris board of directors.

L3	L3 HARRIS

The required votes described above must exclude the lead independent director then-serving in that role to the extent the proposed action which is subject to the vote is in respect of the lead independent director.

See also the section entitled “The Merger—Governance of the Combined Company” beginning on page 120.

Director Nominations by Stockholders
The L3 bylaws provide that a stockholder must give advance written notice to L3 of a director nomination. The notice must be in writing and delivered to the corporate secretary by the date not later than 90 days, nor earlier than 120 days, prior to the anniversary date of the annual meeting for the preceding year; except that in the event that the date of the current year’s annual meeting is advanced by more than 20 days, delayed by more than 70 days, from such anniversary date, or if no such meeting was held in the preceding year, notice by the stockholder, to be timely must be so delivered not earlier than the 120th day prior to such current year’s annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. The voting requirements for election of directors are discussed above (see the section entitled “Comparison of Stockholders’ Rights—Election of Directors” beginning on page 186).

Any stockholder notice relating to the nomination of directors must contain:

   •   all information relating to such person that is
       required to be disclosed in solicitations of
       proxies for election of directors, or is otherwise
       required, in each case pursuant to and in
       accordance with Section 14 of the Exchange Act
       and the rules and regulations promulgated
       thereunder;

   •   such person’s written consent to being named in
       the proxy statement as a nominee and to serving
       as a director if elected;

   •   the name and address of such stockholders, as
       they appear in L3’s books, and of such beneficial
       owner;

   •   the class or series and number of shares of L3
       which are owned beneficially and of record by
       such stockholder and such beneficial owners;

The L3 Harris bylaws provide that a stockholder must give advance written notice to L3 Harris of a director nomination. The notice must be in writing and delivered to the corporate secretary by the date not later than 90 days, nor earlier than 120 days, prior to the anniversary date of the annual meeting for the preceding year, except, however, that if the annual meeting is not scheduled to be held within a period that commences 30 days before and ends 30 days after such anniversary date, notice by the stockholder must be given by the later of the close of business on the 90th day before such annual meeting or the 10th day following the day of public disclosure by the combined company of such meeting. The L3 Harris bylaws also provide that in the event L3 Harris calls a special meeting of stockholders for the purpose of electing directors, a stockholder’s notice of nomination for the positions specified in L3 Harris’ notice of special meeting must be delivered no later than the close of business of the 10th day following the date of announcement of the special meeting. The voting requirements for election of directors are discussed above (see the section entitled “Comparison of Stockholders’ Rights—Election of Directors” beginning on page 186).

Any stockholder notice relating to the nomination of directors must contain:

   •   the information regarding each nominee required
       by paragraphs (a), (e) and (f) of Item 401 of
       Regulation S-K adopted by the SEC;

   •   each nominee’s signed consent to serve as a
       director of L3 Harris if elected;

   •   information as to whether each nominee is
       eligible for consideration as an independent
       director under the relevant standards
       contemplated by Item 407(a) of Regulation S-K;

   •   information as to whether the stockholder is
       providing the notice at the request of a beneficial

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   •   a description of any agreement, arrangement or
       understanding with respect to the nomination
       between or among such stockholder and such
       beneficial owner, any of their respective affiliates
       or associates, and any other acting in concert
       with any of the foregoing, including, in the
       case of a nomination, the nominee;

   •   a description of any agreement, arrangement
       and/or understanding (including any derivative or
       short positions, profit interests, options, warrants,
       convertible securities, stock appreciation or
       similar rights, hedging transactions, and
       borrowed or loaned shares) that has or have been
       entered into as of the date of the stockholder’s
       notice by, or on behalf of, such stockholder and
       such beneficial owners, whether or not such
       instrument or right will be subject to settlement
       in underlying shares of L3, the effect or intent of
       which is to mitigate loss to, manage risk or
       benefit of share price changes for, or increase or
       decrease the voting power of, such stockholder or
       such beneficial owner, with respect to securities
       of L3;

   •   a representation that the stockholder is a holder
       of record or beneficial owner of stock of L3
       entitled to vote at such meeting and intends to
       appear in person or by proxy at the meeting to
       propose such nomination;

   •   a representation whether the stockholder or the
       beneficial owner, if any, intends or is part of a
       group which intends (a) to deliver a proxy
       statement and/or form of proxy to holders of at
       least the percentage of L3’s outstanding capital
       stock required to elect the nominee and/or (b)
       otherwise to solicit proxies from stockholders in
       support of such nomination; and

   •   any other information relating to such
       stockholder and beneficial owner, if any, required
       to be disclosed in a proxy statement or other
       filings required to be made in connection with
       solicitations of proxies for, as applicable, for the
       election of directors in an election contest
       pursuant to and in accordance with Section 14(a)
       of the Exchange Act and the rules and
       regulations promulgated thereunder.

       holder of shares, whether the stockholder, such
       beneficial holder or any nominee has an
       agreement with or has received financial
       assistance, funding or other consideration from
       any other person with respect to the investment
       by the stockholder or beneficial holder or to the
       matter to which the notice relates (the
       stockholder, any beneficial holder on whose
       behalf the notice is being delivered, any
       nominees listed in the notice and any persons
       with whom such agreement, arrangement or
       understanding exists or from whom such
       assistance has been obtained are collectively
       referred to as interested persons) and the details
       thereof;

   •   the name and address of all interested persons;

   •   a complete description of all equity securities and
       debt instruments of L3 Harris beneficially owned
       by the interested persons;

   •   information on the extent to which any hedging,
       derivative or other transaction is in place or has
       been entered into within six months of the date
       of delivery of the notice by or for any interested
       persons with respect to L3 Harris or its
       subsidiaries, or any of their respective securities,
       debt instruments or credit ratings the effect of
       which is to give rise to gains or losses, changes
       in credit ratings of Harris or change the voting
       power of such interested persons; and

   •   a representation that the stockholder is a holder
       of record of stock in L3 Harris entitled to vote at
       the meeting and intends to appear in person or
       by proxy to propose the matter set forth in the
       notice.

L3 Harris may also require any proposed nominee to furnish such other information, including completion of L3 Harris’ directors questionnaire, as it may reasonably require to determine whether the nominee would be considered “independent” as a director or as a member of the audit committee of the board of directors under the various rules and standards applicable to L3 Harris.

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Stockholder Proposals
The L3 bylaws provide that a stockholder must give advance written notice to L3 of any proposal for business to be transacted at an annual meeting of stockholders. The notice must be in writing and must be received by the date not less than 90 days, nor more than 120 days, prior to the first anniversary of the preceding year’s annual meeting; except that in the event that the date of the current year’s annual meeting is advanced by more than 20 days, delayed by more than 70 days, from such anniversary date, or if no such meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not earlier than the 120th day prior to such current year’s annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

Any stockholder notice with respect to a matter other than the nomination of directors must contain:

   •   a brief description of the business desired to be
       brought before the meeting;

   •   the text of the proposal or business (including the
       text of any resolutions proposed for consideration
       and, in the event that such business include a
       proposal to amend L3’s bylaws, the language of
       the proposed amendment);

   •   the reasons for conducting such business at the
       meeting;

   •   any material interest in such business of such
       stockholder and the beneficial owner, if any, on
       whose behalf the proposal is made;

   •   the name and address of such stockholders, as
       they appear in L3’s books, and of such beneficial
       owner;

   •   the class or series and number of shares of L3
       which are owned beneficially and of record by
       such stockholder and such beneficial owners;

   •   a description of any agreement, arrangement or
       understanding with respect to the proposal
       between or among such stockholder and such
       beneficial owner, any of their respective affiliates
       or associates, and any other acting in concert
       with any of the foregoing;

The L3 Harris bylaws provide that a stockholder must give advance written notice to L3 Harris of any proposal for business to be transacted at an annual meeting of stockholders. The notice must be in writing and must be received by the date not less than 90 days, nor more than 120 days, prior to the first anniversary date of the annual meeting for the preceding year; except, however, that if the annual meeting is not scheduled to be held within a period that commences 30 days before and ends 30 days after such anniversary date, notice by the stockholder must be given by the later of the close of business on the 90th day before such annual meeting or the 10th day following the day of public disclosure by L3 Harris of such meeting.

Any stockholder notice with respect to a matter other than the nomination of directors must contain:

   •   the text of the proposal to be presented,
       including the text of any resolutions to be
       proposed for consideration by stockholders;

   •   a brief written statement of the reasons such
       stockholder favors the proposal;

   •   information as to whether the stockholder is
       providing the notice at the request of a beneficial
       holder or shares, whether the stockholder, such
       beneficial holder or any nominee has an
       agreement with or has received financial
       assistance, funding or other consideration from
       any other person with respect to the investment
       by the stockholder or beneficial holder or to the
       matter to which the notice relates and the details
       thereof;

   •   the name and address of all interested persons;

   •   a complete description of all equity securities and
       debt instruments of L3 Harris beneficially owned
       by the interested persons;

   •   information on the extent to which any hedging,
       derivative or other transaction is in place or has
       been entered into within six months of the date
       of delivery of the notice by or for any interested
       persons with respect to L3 Harris or its
       subsidiaries, or any of their respective securities,
       debt instruments or credit ratings the effect of
       which is to give rise to gains or losses, changes
       in credit ratings of L3 Harris or change the
       voting power of such interested persons; and

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   •   a description of any agreement, arrangement
       and/or understanding (including any derivative or
       short positions, profit interests, options, warrants,
       convertible securities, stock appreciation or
       similar rights, hedging transactions, and
       borrowed or loaned shares) that has or have been
       entered into as of the date of the stockholder’s
       notice by, or on behalf of, such stockholder and
       such beneficial owners, whether or not such
       instrument or right will be subject to settlement
       in underlying shares of L3, the effect or intent of
       which is to mitigate loss to, manage risk or
       benefit of share price changes for, or increase or
       decrease the voting power of, such stockholder or
       such beneficial owner, with respect to securities
       of L3;

   •   a representation that the stockholder is a holder
       of record or beneficial owner of stock of L3
       entitled to vote at such meeting and intends to
       appear in person or by proxy at the meeting to
       propose such business;

   •   a representation whether the stockholder or the
       beneficial owner, if any, intends or is part of a
       group which intends (a) to deliver a proxy
       statement and/or form of proxy to holders of at
       least the percentage of L3’s outstanding capital
       stock required to approve or adopt the proposal
       and/or (b) otherwise to solicit proxies from
       stockholders in support of such proposal; and

   •   any other information relating to such
       stockholder and beneficial owner, if any, required
       to be disclosed in a proxy statement or other
       filings required to be made in connection with
       solicitations of proxies for, as applicable, the
       proposal pursuant to and in accordance with
       Section 14(a) of the Exchange Act and the rules
       and regulations promulgated thereunder.

The L3 bylaws provide that a stockholder or a group of up to 20 stockholders, owning shares representing 3% or more of the voting power entitled to vote generally in the election of directors for at least three years, may submit director nominees for up to the greater of 20% of the independent directors on the board or two stockholder nominees for inclusion in L3’s proxy statement if the stockholder(s) and the nominee(s) satisfy certain eligibility and information requirements included in the L3 bylaws.

The L3 charter and bylaws do not provide for the voting requirement for approval of stockholder

   •   a representation that the stockholder is a holder
       of record of stock in L3 Harris entitled to vote at
       the meeting and intends to appear in person or
       by proxy to propose the matter set forth in the
       notice.

The L3 Harris bylaws provide that a stockholder or a group of up to 20 stockholders, owning shares representing 3% or more of the outstanding shares of common stock for at least three years, may submit director nominees for inclusion in L3 Harris’ proxy statement if the stockholder(s) and the nominee(s) satisfy certain eligibility and information requirements included in the L3 Harris bylaws, except that L3 Harris is not required to include more nominees submitted hereby than the greater of two or 20% of the total number of directors of L3 Harris.

The L3 Harris charter and bylaws do not provide for the voting requirement for approval of stockholder proposals. Therefore, the default majority voting requirement under Section 216 of the DGCL applies for stockholder proposals (see the section entitled “Comparison of Stockholders’ Rights—Voting Rights” beginning on page 183).

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proposals. Therefore, the default majority voting requirement under Section 216 of the DGCL applies for stockholder proposals (see the sections entitled “Comparison of Stockholders’ Rights—Voting Rights” beginning on page 183). See also the section entitled “Comparison of Stockholders’ Rights—Stockholder Proposals” beginning on page 191.

Stockholder Action by Written Consent
The L3 charter provides that the L3 stockholders may take action by written consent only if all of the stockholders entitled to vote on the matter sign such consent.	The L3 Harris charter provides that no action will be taken by stockholders except at an annual or special meeting of stockholders.

Certificate of Incorporation Amendments
The L3 charter may be amended in accordance with the manner prescribed by the DGCL (as summarized in the L3 Harris column), except that the L3 charter prescribes a unanimous voting threshold for amendments to the article providing for action by written consent of the stockholders; see also the section entitled “Comparison of Stockholders’ Rights—Stockholder Action by Written Consent” beginning on page 193.

General

Except as described below, under Section 242 of the DGCL, the certificate of incorporation may be amended upon a resolution of the board of directors and approved by:

   •   the holders of a majority of the outstanding
       shares entitled to vote; and

   •   a majority of the outstanding shares of each class
       entitled to a class vote, if any.

Whenever the certificate of incorporation requires a vote of a greater number or proportion than is required by this section, then the provision of the certificate of incorporation requiring such greater vote shall not be altered, amended or repealed except by such greater vote.

The L3 Harris charter provides that L3 Harris reserves the right to repeal, alter, amend or rescind any provision contained in the charter as prescribed by the DGCL, and all rights conferred on the stockholders are granted subject to this reservation.

The L3 Harris charter provides that the affirmative vote of at least 80% or more of the voting power of the shares of the voting stock, voting together as a single class, is required to amend or repeal, or adopt any provisions inconsistent with:

   •   Article 9 of the charter (higher vote for certain
       business combinations); or

   •   Article 10 of the charter (anti-greenmail and
       cumulative voting) (see the section entitled

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“Comparison of Stockholders’ Rights—Cumulative Voting” beginning on page 188).

Amending the L3 Harris Charter during Specific Post-Merger Period

The L3 Harris charter will provide that, during the specified post-merger period, the provisions of the L3 Harris charter added pursuant to the charter amendment governing the specified post-merger period as described above in the sections entitled “Comparison of Stockholders’ Rights—Number of Directors,” “Comparison of Stockholders’ Rights—Election of Directors” and “Comparison of Stockholders’ Rights—Filling Vacancies on the Board of Directors” beginning on pages 185, 186 and 187, respectively, may not be modified, amended or repealed without the approval of a supermajority of the then-serving directors.

The L3 Harris charter will further provide that, during the specified post-merger period, the provisions of the L3 Harris charter added pursuant to the charter amendment governing the specified post-merger period as described above in the section entitled “Comparison of Stockholders’ Rights—Removal of Directors” beginning on page 188:

   •   other than to the extent any such amendment
       relates to the lead independent director, may not
       be modified, amended or repealed without the
       approval of a supermajority of the then-serving
       independent directors; and

   •   to the extent any such amendment relates to the
       lead independent director, may not be modified,
       amended or repealed without the approval of a
       supermajority of the then-serving independent
       directors excluding the lead independent director
       if a lead independent director is then-serving in
       such role.

Additional information about amendments to the L3 Harris charter can be found under the section entitled “The Merger—Governance of the Combined Company” beginning on page 120.

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Bylaw Amendments
The L3 charter and bylaws provide that the L3 board of directors may alter, amend, rescind or repeal in whole or in part, the L3 bylaws or may adopt new bylaws by the affirmative vote of a majority of the L3 board of directors.

In addition, the L3 bylaws provide that the bylaws may be altered, amended, rescinded or repealed in whole or in part, or new bylaws may be adopted by the holders of a majority in voting power of the outstanding capital stock of L3 so long as notice of the proposed change was given in the notice of the meeting of stockholders at which such change is put up for stockholder vote.

The L3 Harris charter provides that the L3 Harris board of directors is authorized to make and alter the L3 Harris bylaws. The L3 Harris bylaws provide that they may be made or altered in any respect in whole or in part by a majority vote of the shares entitled to vote at any annual or special meeting of the stockholders, if notice of the proposed alteration or change to be made is properly brought before the meeting under the L3 Harris bylaws. The L3 Harris bylaws further provide that they may also be made or altered in any respect, in whole or in part, by the majority vote of the L3 Harris board of directors.

Special Meetings of Stockholders
The L3 bylaws provide that a special meeting of the stockholders will be held at the request of:

   •   the chairman of the L3 board of directors, if
       there is one, or the president;

   •   a majority of the members of L3’s board of
       directors; or

   •   L3’s corporate secretary at the written request of
       one or more stockholders who collectively have
       beneficial ownership of at least 20% of the
       outstanding shares of L3 at the time such special
       meeting request is validly delivered to the
       corporate secretary and have had continuous
       beneficial ownership of such percentage of shares
       for a minimum of one full year prior to
       delivering such request (such stockholders are
       referred to as eligible stockholders).

A request by stockholders for a special meeting must be signed by the eligible stockholders and properly delivered to L3’s corporate secretary and must:

   •   set forth a statement of the specific purpose or
       purposes of the meeting and the matters proposed
       to be acted on at such special meeting;

   •   bear the date of signature of each such eligible
       stockholder signing the request;

   •   set forth (a) the name and address of each
       eligible stockholder signing such request, (b) the
       class and the number of shares of common stock
       of L3 which are owned of record or beneficially
       by such eligible stockholder, (c) the class and

The L3 Harris bylaws provide that special meetings of stockholders may be called by the L3 Harris board of directors or must be called by L3 Harris’ corporate secretary upon the written request of the holders owning of record, continuously for a period of at least one year prior to the date set forth on the request for the special meeting, not less than 25% of the voting power of all outstanding shares of common stock of L3 Harris if the stockholder making the request complies with certain requirements prescribed in the bylaws.

A requesting stockholder may revoke the special meeting request at any time by written revocation delivered to L3 Harris’ corporate secretary at L3 Harris’ principal executive office.

In determining whether a special meeting request meets the 25% threshold, multiple special meeting requests delivered to the corporate secretary will be considered together only if each request:

   •   identifies substantially the same purpose of the
       special meeting and substantially the same
       matters proposed to be acted on at the special
       meeting; and

   •   has been dated and delivered to the corporate
       secretary within 60 days of the earliest dated of
       such special meeting requests.

The L3 Harris bylaws provide that a special meeting request will not be valid if:

   •   it relates to an item of business that is not a
       proper subject for stockholder action under
       applicable law;

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       number of shares of capital stock of L3
       representing such eligible stockholder’s beneficial
       ownership, including a description of all
       securities or other instruments relating thereto,
       (d) documentary evidence that the eligible
       stockholders have had continuous beneficial
       ownership of at least 20% for a minimum of one
       full year prior to the delivery of the special
       meeting request, and (e) a certification that the
       eligible stockholder satisfies the beneficial
       ownership requirement and the holding
       requirement of the L3 bylaws;

   •   contain the information required by the
       stockholder notice requirements for an annual
       meeting;

   •   contain a representation that the eligible
       stockholder intends to hold its shares of common
       stock of L3 through the date of the stockholder
       requested special meeting; and

   •   contain an acknowledgement by such eligible
       stockholder that any reduction in such
       stockholder’s beneficial ownership with respect
       to which the special meeting request relates
       following the delivery date of the special meeting
       request will constitute a revocation of such
       request to the extent of such reduction.

   •   the date of receipt of the request is during the
       period commencing 90 days prior to the first
       anniversary of the date of the immediately
       preceding annual meeting and ending on the date
       of the next annual meeting;

   •   the purpose specified in the request is not the
       nomination, election or removal of directors and
       an identical or substantially similar item was
       presented at any meeting of stockholders held
       within the 12 months prior to the receipt date;

   •   the purpose specified in the request is the
       nomination, election or removal of directors and
       a similar item was presented at any meeting of
       stockholders held within 120 days prior to the
       receipt date; or

   •   a similar item is included in L3 Harris’ notice as
       an item of business to be brought before a
       stockholder meeting that has been called but not
       yet held or that is called for a date within 90
       days of the receipt date.

The stockholder request stating the purpose of the special meeting and the matters proposed to be acted must be signed and dated by the requisite 25% of record holders and delivered to the corporate secretary. The request must also set forth information that must be included in a stockholder notice generally and an agreement by the requesting stockholders to notify L3 Harris immediately in the case of any disposition prior to the record date for the special meeting of shares of L3 Harris common stock and an acknowledgement that any such disposition will be deemed a revocation of the special meeting request.

Notice of Meetings of Stockholders
The L3 bylaws provide that written notice of each meeting of stockholders, stating the time, place, record date (if different from the date for determining entitlement to notice of such meeting) and for special meetings, the purpose of such special meeting, must be given to each stockholder entitled to notice no less than 10 but not more than 60 days prior to the date of the meeting.

Under the L3 Harris bylaws, written notice of each meeting of stockholders, stating the time, place and purposes of every annual or special meeting, must be given to each stockholder entitled to vote and to each stockholder entitled to notice by law no less than 10 but not more than 60 days prior to the date of the meeting.

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Limitation of Personal Liability of Directors
The L3 charter adopts the DGCL provisions governing the limitation of personal liability of directors (as summarized in the L3 Harris column). In addition, the L3 charter provides that if the DGCL is amended further to authorize the further elimination or limitation of liability of directors, then the liability of an L3 director will be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Under Section 102(b)(7) of the DGCL, the certificate of incorporation may eliminate or limit the liability of a director for monetary damages, so long as it does not eliminate or limit the liability of a director:

   •   for any breach of the director’s duty of loyalty to
       the corporation or its stockholders;

   •   for acts or omissions not in good faith or which
       involve intentional misconduct or a knowing
       violation of law;

   •   under Section 174 of the DGCL (i.e., unlawful
       payment of dividends or unlawful purchase or
       redemption of stock); or

   •   for any transaction from which the director
       derived an improper personal benefit.

The L3 Harris charter adopts this standard.

Indemnification of Directors and Officers
The DGCL provides that a corporation has the power to indemnify any person who is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is serving at the request of the corporation as a director, officer, employee or agent of another corporation against expenses actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. However, no indemnification will be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

In addition to the director indemnification provisions of the DGCL (as summarized in the L3 column), the L3 Harris bylaws provide that L3 Harris will, to the full extent permitted by the DGCL, advance expenses (including attorneys’ fees) to and indemnify any person made a party to an action, suit or proceeding by reason of the fact that he is or was (a) a director or officer of L3 Harris, (b) serving as a director, officer, trustee, member, stockholder, partner, incorporator or liquidator of a subsidiary of L3 Harris, or (c) serving at the request of L3 Harris as a director, officer, trustee, member, stockholder, partner, incorporator or liquidator of or in any other capacity for any other enterprise, so long as (i) the action, suit or counterclaim was not initiated by or on behalf of such person and (ii) L3 Harris will only advance expenses upon receipt of an undertaking of such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by L3 Harris.

Harris has entered into indemnification agreements with each of its directors pursuant to which each director is entitled to be indemnified to the extent of the highest and most advantageous to such director, as determined by the director, of one or any combination of the following: (a) benefits provided by the Harris or L3 Harris charter and bylaws in effect on the date of the indemnification agreement or at the time indemnification is sought or expenses are incurred by such director; (b) benefits allowable under Delaware

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Any indemnification will be made by the corporation upon determination that the indemnification is proper because the person has met the applicable standard of conduct. This determination will be made:

   •   by a majority vote of the directors who are not
       parties to such action, suit or proceeding, even
       though less than a quorum;

   •   by a committee of such directors designated by
       majority vote of such directors, even though less
       than a quorum;

   •   if there are no such directors, or if such directors
       so direct, by independent legal counsel in a
       written opinion; or

   •   by the stockholders.

Expenses may be paid by the corporation in advance of the final disposition of the matter upon receipt of an undertaking by the indemnitee to repay such amount should it ultimately be determined that such person is not entitled to be indemnified. The indemnification and advancement of expenses is not deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. The DGCL allows a corporation to purchase and maintain insurance on behalf of any person eligible for indemnification against any liability asserted against such person and incurred by such person in any capacity, or arising out of such person’s status, whether or not the corporation would have the power to indemnify such person against such liability.

In addition to the director indemnification provisions of the DGCL, L3’s charter provides that L3 will, to the fullest extent permitted by the DGCL:

   •   indemnify its officers and directors; and

   •   advance expenses incurred by such officers or
       directors in relation to any action, suit or
       proceeding.

The L3 bylaws require, in certain instances, the advancement of expenses to an officer or director (without a determination as to his or her conduct) in advance of the final disposition of a proceeding if such law in effect on the date of the indemnification agreement or the law of the jurisdiction under which Harris or L3 Harris exists at the time indemnification is sought or expenses are incurred by such director; (c) benefits available under liability insurance obtained by Harris or L3 Harris; and (d) such other benefits as may be otherwise available to such director under then existing practices of Harris or L3 Harris.

L3 Harris will maintain officers’ and directors’ insurance covering certain liabilities that may be incurred by officers and directors in the performance of their duties.

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person furnishes a written undertaking to repay any advances if it is ultimately determined that he or she is not entitled to indemnification.

The L3 bylaws purport to confer upon officers and directors contractual rights to indemnification and advancement of expenses as provided therein. The right to indemnification and advancement of expenses as provided therein will:

   •   vest at the time that such claimant becomes a
       director or officer of L3 or at the time such
       claimant becomes a director, officer, employee or
       agent of another corporation or of a partnership,
       joint venture, trust or other enterprise, including
       service with respect to employee benefit plans, at
       the request of L3; and

   •   continue as to the claimant even though he or
       she may have ceased to be a director or officer
       of L3.

Any amendment or modification to L3’s bylaws affecting a claimant’s right to indemnification or the advancement of expenses provided under the L3 bylaws will not alter the claimant’s right to indemnification or advancement of expenses with respect to such claimant’s conduct prior to such amendment or modification, without the express written consent of such claimant.

L3 maintains officers’ and directors’ insurance covering certain liabilities that may be incurred by officers and directors in the performance of their duties.

See also the section entitled “Comparison of Stockholders’ Rights—Limitation of Personal Liability of Directors” beginning on page 197.

Anti-Greenmail Provision
The L3 charter or bylaws do not have any anti-greenmail equivalent provisions.
The L3 Harris charter provides that any purchase by L3 Harris of shares of voting stock from an interested stockholder, defined in the charter as certain stakeholders who beneficially own, directly or indirectly, 5% or more of the voting power of outstanding stock, other than pursuant to an offer to the holders of all of the outstanding shares of the same class of voting stock as those so purchased, at a per share price in excess of the market price at the time of such purchase of the shares so purchased, shall require the affirmative vote of the holders of that amount of the voting power of the voting stock equal to the sum

L3	L3 HARRIS

of: (a) the voting power of the shares of voting stock of which the interested stockholder is the beneficial owner, and (b) a majority of the voting power of the remaining outstanding shares of voting stock, voting together as a single class.

Change of Control Laws
The L3 charter or bylaws do not contain a provision expressly electing not to be governed by Section 203 of the DGCL (as summarized in the L3 Harris column). Accordingly, such provision applies to L3.
Under Section 203 of the DGCL, some business combinations by Delaware corporations with interested stockholders are subject to a three-year moratorium (starting from the date that the person became an interested stockholder) unless specified conditions are met. With some exceptions, an interested stockholder is generally a person or group who or which owns 15% or more of the corporation’s outstanding voting stock, including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only, or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years.

Because the L3 Harris charter and the L3 Harris bylaws do not contain a provision expressly electing not to be governed by Section 203 of the DGCL, Harris is subject to Section 203 of the DGCL.

In addition, as referenced above, any merger, consolidation or share exchange of L3 Harris with any interested stockholder (one who holds 10% of beneficial ownership of L3 Harris voting stock) requires the affirmative vote of at least 80% of the voting power of the outstanding voting stock. For more information, see the section entitled “Comparison of Stockholders’ Rights—Voting Rights” beginning on page 183.

Forum Selection
The L3 bylaws have substantially the same forum selection provision as described in the L3 Harris column.
The L3 Harris bylaws provide that, unless L3 Harris consents in writing to the selection of an alternative forum, the sole and exclusive forum for certain legal actions will be a state court located within the State of Delaware (or, if no such state court has jurisdiction, the federal district court for the District of Delaware).

NO APPRAISAL RIGHTS

Holders of L3 common stock who do not vote in favor of the merger will not have rights to an appraisal of the fair value of their shares. Under the DGCL, appraisal rights are not available for shares listed on a national securities exchange unless the stockholders of such shares are required by the terms of the merger agreement to receive in exchange for their shares anything other than shares of stock of the surviving corporation, shares of stock of any other corporation listed on a national securities exchange, cash in lieu of fractional shares, or any combination of the foregoing. L3 common stock is listed on the NYSE, and holders of shares of L3 common stock will only receive a combination of shares of Harris common stock, which is listed on the NYSE, and cash in lieu of fractional shares.

For information about voting at the applicable stockholder meeting, see the sections entitled “The Harris Stockholder Meeting” and “The L3 Stockholder Meeting” beginning on pages 57 and 68, respectively. For information about the principal holders of the voting securities of Harris and L3, see the sections entitled “Certain Beneficial Owners of Harris Common Stock” and “Certain Beneficial Owners of L3 Common Stock” beginning on pages 204 and 206, respectively. For information regarding persons who will serve as directors and executive officers of the combined company, see the section entitled “The Merger—Governance of the Combined Company” beginning on page 120 and the information included in Harris’ Annual Report on Form 10-K for the fiscal year ended June 29, 2018 and L3’s Annual Report on Form 10-K for the year ended December 31, 2017, each of which is incorporated herein by reference.

LEGAL MATTERS

The validity of the shares of Harris common stock offered hereby will be passed upon for Harris by Sullivan & Cromwell LLP. Certain U.S. federal income tax consequences relating to the transactions will be passed upon for Harris by Sullivan & Cromwell LLP and for L3 by Simpson Thacher & Bartlett LLP.

EXPERTS

The consolidated financial statements and schedule of Harris appearing in Harris’ Current Report on Form 8-K filed on December 13, 2018, and the effectiveness of Harris’ internal control over financial reporting as of June 29, 2018 appearing in Harris’ Annual Report on Form 10-K for the year ended June 29, 2018, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information of Harris for the quarter ended September 28, 2018 and September 29, 2017, incorporated by reference in this joint proxy statement/prospectus, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated October 26, 2018 included in Harris’ Quarterly Report on Form 10-Q for the quarter ended September 28, 2018, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited condensed consolidated interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by Ernst & Young LLP within the meaning of Sections 7 and 11 of the Securities Act.

The financial statements incorporated in this joint proxy statement/prospectus by reference to L3’s Current Report on Form 8-K dated November 13, 2018 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this joint proxy statement/prospectus by reference to L3’s Annual Report on Form 10-K for the year ended December 31, 2017 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

CERTAIN BENEFICIAL OWNERS OF HARRIS COMMON STOCK

To Harris’ knowledge, the following table sets forth certain information regarding the beneficial ownership of Harris common stock as of December 6, 2018 (except as noted in the footnotes below) and with respect to:

•	each person known by Harris to beneficially own 5% or more of the outstanding shares of Harris common stock;
•	each member of the Harris board of directors;
•	each named executive officer of Harris; and
•	the members of the Harris board of directors and Harris’ executive officers as a group.

Harris has determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, Harris believes, based on the information furnished to Harris, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Harris common stock that he, she or it beneficially owns.

Applicable percentage ownership and voting power is based on 120,075,971 shares of Harris common stock outstanding and additional shares of Harris common stock that would be issued upon exercise of outstanding options held by directors or executive officers within 60 days of December 6, 2018.

Security Ownership of Harris Directors and Executive Officers

Unless otherwise noted below, the address of each beneficial owner listed in the table below is c/o Harris Corporation, 1025 West NASA Boulevard, Melbourne, Florida 32919.

Name of Beneficial Owner	Common Stock Beneficially Owned Directly or Indirectly (1)	Shares of Common Stock Under Exercisable Options(2)	Total Common Stock Beneficially Owned(3)	Percentage of Shares of Common Stock Outstanding	Common Stock Equivalent Units(4)
William M. Brown	233,474	1,496,366	1,729,840	1.44%	145,918
Rahul Ghai	10,603	72,703	83,306	*	23,775
Sheldon J. Fox	54,356	222,661	277,017	*	20,280
Dana A. Mehnert	78,400	109,141	187,541	*	22,043
Scott T. Mikuen	47,259	168,956	216,215	*	20,651
James F. Albaugh	1,725	—	1,725	*	2,290
Sallie B. Bailey	492	—	492	*	383
Peter W. Chiarelli	1,000	—	1,000	*	9,830
Thomas A. Dattilo	1,000	—	1,000	*	10,258
Roger B. Fradin	725	—	725	*	2,049
Lewis Hay III	5,228	—	5,228	*	22,085
Vyomesh I. Joshi	1,000	—	1,000	*	6,961
Leslie F. Kenne	1,000	—	1,000	*	17,682
Gregory T. Swienton	1,000	—	1,000	*	26,571
Hansel E. Tookes II	2,000	—	2,000	*	16,620
All Directors and Executive Officers as a Group (19 persons)(5)	480,932	2,348,260	2,829,192	2.36%	399,826
(1)	Includes shares over which the individual or his or her immediate family members hold or share voting and/or investment power and excludes shares listed under the “Shares Under Exercisable Options” and “Stock Equivalent Units” columns. For each non-employee director other than Ms. Bailey and Messrs. Albaugh and Fradin, also includes 333 unvested restricted stock units in respect of an award of 1,000 restricted stock units granted on February 10, 2016 that vest ratably over three years, provided the non-employee director continuously serves as a director on Harris’ board of directors through the applicable vesting date, and are payable in shares of Harris common stock. Unvested restricted stock units may not be sold or otherwise transferred; will be immediately forfeited in the event the non-employee director’s service as a director on Harris’ board of directors terminates for any reason other than death, disability, retirement, resignation or failure to be re-nominated or elected to Harris’ board of directors (excluding, in the case of such failure to be re-nominated or elected, a termination of service due to cause or misconduct); and will become fully vested upon a change in control of Harris. For Ms. Bailey, includes 492 unvested restricted shares granted on May 3, 2018, and for each of Messrs. Albaugh and Fradin also includes 241 unvested restricted shares in respect of an award of 725 restricted shares granted on November 2, 2016, in each case, that vest ratably over three years, provided the non-employee director continuously serves as a director on Harris’ board of directors through the applicable vesting date. For Harris’ named executive officers and other executive officers, includes shares owned through Harris’ retirement plan.

(2)	Includes shares underlying options granted by Harris that are exercisable as of December 6, 2018 and shares underlying options that become exercisable within 60 days thereafter.
(3)	Represents the total of shares listed under the “Shares Owned” and “Shares Under Exercisable Options” columns.
(4)	For non-employee directors, represents stock equivalent units credited under Harris’ 1997 Directors’ Plan and Harris’ Directors’ Deferred Compensation Plan. Stock equivalent units deferred under Harris’ 1997 Directors’ Plan and Directors’ Deferred Compensation Plan are settled in cash following a director’s resignation, retirement or death, may not be voted and may be reallocated into other investment alternatives. For named executive officers and other executive officers, includes amounts deferred in the form of stock equivalent units under Harris’ SERP, which are settled in cash following, or under certain circumstances prior to, retirement, may not be voted and may be reallocated into other investment alternatives. For named executive officers and other executive officers, also includes performance stock units and restricted stock units that have been granted and for which the performance period or restricted period has not ended and which have not vested and are subject to adjustment, including as follows for Harris’ named executive officers: Mr. Brown - 112,912 performance stock units and 33,006 restricted stock units; Mr. Ghai - 18,201 performance stock units and 5,574 restricted stock units; Mr. Fox - 15,537 performance stock units and 4,242 restricted stock units; Mr. Mehnert - 16,034 performance stock units and 4,490 restricted stock units; and Mr. Mikuen - 15,056 performance stock units and 4,461 restricted stock units. Amounts in this column are not included in the “Total Shares Beneficially Owned” column.
(5)	The shares reported as beneficially owned by all directors and executive officers, as a group, include 1,458 shares of restricted stock awarded to certain directors and executive officers for which the restriction period had not expired and as to which such directors and executive officers have sole voting power, but no investment power. No directors or executive officers have pledged any shares of Harris common stock, nor are any such persons permitted to make any such pledge under Harris’ policies.
*	Less than 1%

Security Ownership of Other Beneficial Owners

Based on information available to Harris as of December 6, 2018, Harris knew of no person who beneficially owned more than 5% of Harris common stock, except as set forth below:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
T. Rowe Price Associates, Inc.(1) 100 E. Pratt Street Baltimore, MD 21202	14,557,742	12.2%
The Vanguard Group(2) 100 Vanguard Blvd. Malvern, PA 19355	13,214,444	11.08%
BlackRock, Inc.(3) 55 East 52nd Street New York, NY 10055	8,600,628	7.2%
(1)	Based on information contained in Amendment No. 2 to Schedule 13G filed with the SEC on February 14, 2018 by T. Rowe Price Associates, Inc. indicating that, as of December 31, 2017, T. Rowe Price Associates, Inc. had sole voting power over 5,129,473 shares, shared voting power over 0 shares, sole dispositive power over 14,548,924 shares and shared dispositive power over 0 shares.
(2)	Based on information contained in Amendment No. 7 to Schedule 13G filed with the SEC on February 9, 2018 by The Vanguard Group indicating that, as of December 31, 2017, The Vanguard Group had sole voting power over 169,603 shares, shared voting power over 33,816 shares, sole dispositive power over 13,015,251 shares and shared dispositive power over 199,193 shares.
(3)	Based on information contained in Amendment No. 9 to Schedule 13G filed with the SEC on January 25, 2018 by BlackRock, Inc. indicating that, as of December 31, 2017, BlackRock, Inc. had sole voting power over 7,632,428 shares, shared voting power over 0 shares, sole dispositive power over 8,600,628 shares and shared dispositive power over 0 shares.

CERTAIN BENEFICIAL OWNERS OF L3 COMMON STOCK

To L3’s knowledge, the following table sets forth certain information regarding the beneficial ownership of L3’s common stock as of the close of business on November 14, 2018 (except as noted in the footnotes below) and with respect to:

•	each person known to L3 to beneficially own 5% or more of the outstanding shares of L3 common stock;
•	each member of the L3 board of directors;
•	each named executive officer of L3; and
•	the members of the L3 board of directors and L3’s executive officers as a group.

L3 has determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, L3 believes, based on the information furnished to L3, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of L3 common stock beneficially owned by them.

Applicable percentage ownership and voting power is based on 78,718,566 shares of L3 common stock outstanding and additional shares of L3 common stock that would be issued upon exercise of outstanding options held by directors or executive officers within 60 days of November 14, 2018.

Security Ownership of L3 Directors and Executive Officers

The following table shows the amount of L3 common stock beneficially owned (unless otherwise indicated) by L3’s named executive officers, L3 directors, and by all of L3’s current executive officers and directors as a group. Except as otherwise indicated, all information listed below is as of November 14, 2018.

Name of Beneficial Owner	Common Stock Beneficially Owned Directly or Indirectly(1)	Common Stock Acquirable Within 60 Days(2)	Total Common Stock Beneficially Owned	Percentage of Shares of Common Stock Outstanding(3)
Directors and Named Executive Officers:
Michael T. Strianese(4)	87,622	550,738	638,360	*	%
Christopher E. Kubasik	472	133,312	133,784	*	%
Ralph G. D’Ambrosio	41,664	270,900	312,564	*	%
Ann D. Davidson	305	8,713	9,018	*	%
Mark R. Von Schwarz(5)	507	—	507	*	%
Claude R. Canizares	4,717	12,379	17,096	*	%
Thomas A. Corcoran	4,971	12,379	17,350	*	%
Ann E. Dunwoody	—	8,914	8,914	*	%
Lewis Kramer	1,301	11,992	13,293	*	%
Robert B. Millard(6)	—	17,335	271,197	*	%
Lloyd W. Newton	—	6,992	6,992	*	%
Vincent Pagano, Jr.	—	6,344	6,344	*	%
H. Hugh Shelton	—	9,364	9,364	*	%
Rita S. Lane	—	—	—	*	%
Current Directors and Executive Officers as a Group (15 persons)(4)(5)	311,022	532,259	843,281	1.1%
(1)	The number of shares shown includes shares that are individually or jointly owned and over which the individual has either sole or shared investment or voting authority. The shares of L3 common stock directly owned include the number of shares allocated to the accounts of executive officers under L3 401(k) Plans as follows: Mr. Kubasik, 383 shares; Mr. D’Ambrosio, 2,903 shares; Ms. Davidson, 305 shares; Mr. Strianese, 3,796 shares; Mr. Von Schwarz, 507 shares; and 4,005 shares held by the executive officers as a group.

(2)	Shares that are deemed to be beneficially owned by the individual either by virtue of the individual’s right to acquire the shares upon the exercise of outstanding stock options within 60 days from November 14, 2018 and, in the case of non-employee directors, by virtue of the fact that shares issuable upon termination of board service under outstanding restricted stock unit awards have vested or will vest within 60 days of November 14, 2018.
(3)	In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of the acquisition rights described above. As a result, the percentage of outstanding shares of L3 common stock owned by any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of L3 common stock actually outstanding at November 14, 2018.
(4)	The information regarding stock ownership of Mr. Strianese is as of May 7, 2018, the date Mr. Strianese completed his service to L3.
(5)	As announced on August 2, 2018, Mr. Von Schwarz will retire from L3 after the transition process related to the realignment of L3’s intelligence, surveillance and reconnaissance systems segment is completed.
(6)	Includes 63,545 shares of L3 common stock owned by a charitable foundation of which Mr. Millard and his wife are the sole trustees, and as to which Mr. Millard disclaims beneficial ownership.
*	Share ownership does not exceed 1%, including stock options exercisable within 60 days of November 14, 2018 and, in the case of non-employee directors, shares issuable upon termination of board service under outstanding restricted stock units that have vested or will vest within 60 days of November 14, 2018.

Security Ownership of Other Beneficial Owners

Based on information available to L3 as of November 14, 2018, L3 knew of no person who beneficially owned more than 5% of the shares of L3 common stock, except as set forth below:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
The Vanguard Group 100 Vanguard Blvd Malvern, PA 19355(1)	8,590,268(1)	10.9	%(1)
BlackRock, Inc. 55 East 52nd Street New York, NY 10055(2)	5,883,023(2)	7.5	%(2)
ClearBridge Investments, LLC 620 8th Avenue New York, NY 10018(3)	5,670,738(3)	7.2	%(3)
(1)	Information shown is based on information reported by the filer on a Schedule 13G/A filed with the SEC on February 9, 2018, in which The Vanguard Group reported that it has sole dispositive power over 8,466,485 shares of L3 common stock, shared dispositive power over 123,783 shares of L3 common stock and sole voting power over 110,819 shares of L3 common stock. The Vanguard Group reported that Vanguard Fiduciary Trust Company and Vanguard Investments Australia, Ltd., wholly-owned subsidiaries of The Vanguard Group, Inc., are the beneficial owners of 84,961 shares and 64,210 shares, respectively, of L3 common stock as a result of serving as investment manager of collective trust accounts and as investment manager of Australian investment offerings, respectively.
(2)	Information shown is based on information reported by the filer on a Schedule 13G filed with the SEC on January 25, 2018 in which BlackRock, Inc. reported that it has sole dispositive power over 5,883,023 shares of L3 common stock and sole voting power over 5,251,037 shares of L3 common stock.
(3)	Information shown is based on information reported by the filer on a Schedule 13G/A filed with the SEC on February 14, 2018 in which ClearBridge Investments, LLC reported that it has sole dispositive power over 5,670,738 shares of L3 common stock and sole voting power over 5,456,438 shares of L3 common stock.

STOCKHOLDER PROPOSALS

Harris

Harris will hold a regular annual meeting of stockholders in 2019 regardless of whether the merger is completed.

A Harris stockholder who intends to nominate a person for election to the Harris board of directors or to present a proposal for consideration, in either case, at the 2019 annual meeting of Harris stockholders must deliver written notice of such nomination or proposal to Harris’ corporate secretary at Harris Corporation, 1025 West NASA Boulevard, Melbourne, Florida 32919, which notice must be received within the applicable timeframe described below and must include all of the specific information or other documents required by Harris’ bylaws and otherwise must comply with the requirements set forth in Harris’ bylaws, and if applicable, with SEC regulations.

With respect to a stockholder nomination of a person for election to the board of directors at the 2019 annual meeting of stockholders, written notice must be received by Harris’ corporate secretary as follows:

•	no earlier than April 13, 2019 and no later than May 13, 2019 (no earlier than 150 days and no later than 120 days before September 10, 2019, the anniversary of the date Harris mailed its proxy statement for the 2018 annual meeting of stockholders), in the case of a nomination submitted for inclusion in Harris-sponsored proxy materials for that meeting pursuant to the proxy access provision of Harris’ bylaws; and
•	no earlier than June 28, 2019 and no later than July 28, 2019 (not more than 120 nor less than 90 days prior to October 26, 2019, the first anniversary date of the 2018 annual meeting of stockholders), in the case of a nomination submitted pursuant to Harris’ bylaws but not pursuant to the proxy access provision of Harris’ bylaws (in which case Harris is not required to include the nomination in Harris-sponsored proxy materials for that meeting).

With respect to other stockholder proposals for consideration at the 2019 annual meeting of stockholders, written notice must be received by Harris’ corporate secretary as follows:

•	no later than May 13, 2019, in the case of a proposal submitted for inclusion in Harris-sponsored proxy materials for that meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended; and
•	no earlier than June 28, 2019 and no later than July 28, 2019 (not more than 120 nor less than 90 days prior to October 26, 2019, the first anniversary date of the 2018 annual meeting of stockholders), in the case of a proposal submitted pursuant to Harris’ bylaws and not pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (in which case Harris is not required to include the proposal in Harris-sponsored proxy materials for that meeting).

However, the applicable timeframes described above would be different if the 2019 annual meeting of stockholders is scheduled to be held on a date outside the period that commences on September 26, 2019 and ends on November 25, 2019 or if the number of directors to be elected to Harris’ board of directors at the 2019 annual meeting of stockholders is increased and either all of the nominees for director at the 2019 annual meeting of stockholders or the size of the increased board of directors is not publicly announced or disclosed by Harris by July 18, 2019.

Harris refers stockholders intending to submit a nomination or proposal to Harris’ bylaws for more detailed information, which are incorporated by reference. A nomination or proposal submitted by a stockholder that does not supply adequate information about a nominee or proposal and the stockholder submitting the nomination or proposal, or that does not comply with Harris’ bylaws, will be disregarded. Further, any proxy granted with respect to the 2019 annual meeting of stockholders will confer discretionary authority to vote with respect to a nomination or proposal submitted by a stockholder if notice of such nomination or proposal is not received by Harris’ corporate secretary within the applicable timeframe described above. See the section entitled “Where You Can Find More Information” beginning on page 211.

L3

L3 currently does not expect to hold its 2019 annual meeting of stockholders except to the extent required by applicable law and the rules of the NYSE.

Under the SEC’s rules and regulations, any stockholder desiring to submit a proposal to be included in the proxy statement for L3’s 2019 annual meeting of stockholders must have submitted such proposal to L3’s principal executive offices located at 600 Third Avenue, New York, New York 10016, to the attention of L3’s corporate secretary, no later than the close of business on November 26, 2018. Under Rule 14a-8 under the Exchange Act, a stockholder submitting a proposal to be included in the proxy statement for L3’s 2019 annual meeting is required to be a record or beneficial owner of at least 1% or $2,000 in market value of L3 common stock and to have held such L3 common stock continuously for at least one year prior to the date of submission of the proposal, and he or she must continue to own such securities through the date on which the meeting is held.

Pursuant to L3’s proxy access bylaw provision, a stockholder or a group of up to 20 stockholders, owning shares representing 3% or more of the voting power entitled to vote generally in the election of directors for at least three years, may submit director nominees for up to the greater of 20% of the independent directors on L3’s board of directors or two stockholder nominees for inclusion in the proxy statement for L3’s 2019 annual meeting if the stockholder(s) and the nominee(s) meet the requirements in L3’s bylaws. Notice of director nominations submitted under these proxy access bylaw provisions must have been received on or after October 27, 2018 but no later than November 26, 2018.

In the event that the date of L3’s 2019 annual meeting is earlier by more than 20 days, or later by more than 70 days, from the anniversary date of L3’s 2018 annual meeting, notice must be received not earlier than 120 days prior to the date of L3’s 2019 annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or the 10th day following the day on which public announcement of the date of L3’s 2019 annual meeting is first made.

L3’s bylaws also contain advance notice provisions. L3’s bylaws require the timely notice of certain information to be provided by any stockholder who proposes director nominations or any other business for consideration at a stockholders meeting outside of the processes described above. Failure to deliver a proposal in accordance with the procedures discussed below and in the L3 bylaws may result in the proposal not being deemed timely received. To be timely, notice of a director nomination or any other business for consideration at a stockholders meeting must be received by L3’s corporate secretary at L3’s principal executive offices no less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. Therefore, to be presented at L3’s 2019 annual meeting, such a proposal must be received by L3’s corporate secretary on or after January 7, 2019 but no later than February 6, 2019. In the event that the date of L3’s 2019 annual meeting is earlier by more than 20 days, or later by more than 70 days, from the anniversary date of L3’s 2018 annual meeting, notice must be received not earlier than 120 days prior to the date of L3’s 2019 Annual Meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or the 10th day following the day on which public announcement of the date of L3’s 2019 annual meeting is first made. All proposals must be sent to L3’s principal executive offices by certified mail, return receipt requested, to the attention of L3’s corporate secretary, L3 Technologies, Inc., 600 Third Avenue, New York, New York 10016.

Stockholders may, subject to and in accordance with L3’s bylaws, recommend director candidates for consideration by L3’s nominating/corporate governance committee. The recommendation must be delivered to L3’s corporate secretary, who will forward the recommendation to the nominating/corporate governance committee for consideration. L3’s bylaws contain certain informational and other requirements that must be followed in connection with submitting director nominations and any other business for consideration at a stockholders’ meeting. L3’s bylaws are posted on L3’s website at http://www.L3T.com.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders. As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to stockholders residing at the same address, unless such stockholders have notified the company whose shares they hold of their desire to receive multiple copies of the joint proxy statement/prospectus. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate joint proxy statement/prospectus, or if you are receiving multiple copies of this joint proxy statement/prospectus and wish to receive only one, please contact L3 or Harris, as applicable, at the respective address identified below. L3 or Harris, as applicable, will promptly deliver, upon oral or written request, a separate copy of this joint proxy statement/prospectus to any stockholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to, as applicable: Harris Corporation, 1025 West NASA Boulevard, Melbourne, Florida 32919, Telephone (321) 727-9100, or L3 Technologies, Inc., 600 Third Avenue, New York, New York 10016, Telephone (212) 697-1111.

WHERE YOU CAN FIND MORE INFORMATION

Harris and L3 file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including both Harris and L3, which you can access at www.sec.gov. In addition, you may obtain free copies of the documents Harris files with the SEC, including the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, by going to Harris’ Internet website at www.harris.com, and you may obtain free copies of the documents L3 files with the SEC by going to L3’s Internet website at www.l3t.com. The Internet website addresses of Harris and L3 are provided as inactive textual references only. The information provided on the Internet websites of Harris and L3, other than copies of the documents listed below that have been filed with the SEC, is not part of this joint proxy statement/prospectus and, therefore, is not incorporated herein by reference.

Statements contained in this joint proxy statement/prospectus, or in any document incorporated by reference into this joint proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to the full text of that contract or other document filed as an exhibit with the SEC. The SEC allows Harris and L3 to “incorporate by reference” into this joint proxy statement/prospectus documents Harris and L3 file with the SEC including certain information required to be included in the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part. This means that Harris and L3 can disclose important information to you by referring you to those documents. The information incorporated by reference into this joint proxy statement/prospectus is considered to be a part of this joint proxy statement/prospectus, and later information that Harris and L3 file with the SEC will update and supersede that information. Each of Harris and L3 incorporate by reference the documents listed below and any documents subsequently filed by it pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and before the date of its applicable stockholder meeting.

Harris (SEC File No. 1-3863):

•	Annual Report on Form 10-K for the fiscal year ended June 29, 2018 (filed with the SEC on August 27, 2018 as updated by Harris’ Current Report on Form 8-K filed on December 13, 2018);
•	Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2018 (filed with the SEC on October 26, 2018);
•	Current Reports on Form 8-K (excluding any information and exhibits furnished under Item 2.02 or 7.01 thereof) filed with the SEC on August 30, 2018, October 15, 2018, October 16, 2018, October 29, 2018, December 11, 2018 and December 13, 2018 and the Current Report on Form 8-K/A filed with the SEC on October 31, 2018 (amending the Current Report on Form 8-K filed with the SEC on April 27, 2018);
•	Definitive Proxy Statement for Harris Corporation’s 2018 Annual Meeting filed with the SEC on September 6, 2018;
•	Restated Certificate of Incorporation of Harris Corporation, as amended, filed as Exhibit 3(a) to Harris’ Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2012 filed with the SEC on October 31, 2012;
•	By-Laws of Harris Corporation, as amended and restated effective August 25, 2018, filed as Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on August 30, 2018; and
•	The description of Harris capital and common stock contained in the Harris prospectus attached to the Registration Statement on Form S-3 filed with the SEC on August 31, 2016, including any subsequent amendment or report filed for the purpose of updating such description.

These documents contain important information about Harris’ business and Harris’ financial performance.

Harris also incorporates by reference any future filings Harris makes with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (a) on or after the date of the initial filing and prior to the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part and (b) on or after the date of this joint proxy statement/prospectus and prior to the date of the Harris stockholder meeting, all of which will be filed under SEC File No. 1-3863. Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed. The future filings with the SEC made by Harris will automatically update and supersede any inconsistent information in this joint proxy statement/prospectus and any earlier dated incorporated document. Harris does not incorporate by reference any information furnished pursuant to Item 2.02 or 7.01 of Form 8-K in any future filings unless otherwise stated.

You may request a copy of this joint proxy statement/prospectus or any of the documents incorporated by reference into this joint proxy statement/prospectus or other information concerning Harris, without charge, by written or telephonic request to:

Harris Corporation
Attn: Corporate Secretary
1025 West NASA Boulevard
Melbourne, Florida 32919
Telephone: (321) 727-9100

or from the SEC through the SEC website at the address provided above.

L3 (SEC File No. 001-37975):

•	Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on February 22, 2018 (the financial statements and related audit report have been superseded by the financial statements and related audit report included in the Current Report on Form 8-K filed with the SEC on November 13, 2018);
•	Definitive Proxy Statement on Schedule 14A for L3’s annual meeting filed with the SEC on March 26, 2018;
•	Quarterly Reports on Form 10-Q for the quarterly period ended March 30, 2018, June 29, 2018 and September 28, 2018, filed with the SEC on May 1, 2018, July 26, 2018 and October 25, 2018, respectively; and
•	Current Reports on Form 8-K (excluding any information and exhibits furnished under Item 2.02 or 7.01 thereof) filed with the SEC on February 13, 2018, May 2, 2018, May 8, 2018, May 9, 2018, May 30, 2018, June 6, 2018, July 5, 2018, August 2, 2018, September 4, 2018, October 15, 2018, October 16, 2018, November 13, 2018 and December 12, 2018.

These documents contain important information about L3’s business and L3’s financial performance.

L3 also incorporates by reference any future filings L3 makes with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (a) on or after the date of the initial filing and prior to the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part and (b) on or after the date of this joint proxy statement/prospectus and prior to the date of the L3 stockholder meeting, all of which will be filed under SEC File No. 001-37975. Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed. The future filings with the SEC made by L3 will automatically update and supersede any inconsistent information in this joint proxy statement/prospectus and any earlier dated incorporated document. L3 does not incorporate by reference any information furnished pursuant to Item 2.02 or 7.01 of Form 8-K in any future filings unless otherwise stated.

You may request a copy of this joint proxy statement/prospectus or any of the documents incorporated by reference into this joint proxy statement/prospectus or other information concerning L3, without charge, by written or telephonic request to:

L3 Technologies, Inc.
600 Third Avenue
New York, NY 10016
Attention: Corporate Secretary
Telephone: (212) 697-1111

or from the SEC through the SEC website at the address provided above.

THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE INTO THIS JOINT PROXY STATEMENT/PROSPECTUS TO VOTE YOUR SHARES OF HARRIS COMMON STOCK OR L3 COMMON STOCK, AS APPLICABLE, AT THE RESPECTIVE SPECIAL MEETING. NEITHER HARRIS NOR L3 HAS AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS. THIS JOINT PROXY STATEMENT/PROSPECTUS IS DATED [•]. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS JOINT PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Annex A

AGREEMENT AND PLAN OF MERGER

Among

L3 TECHNOLOGIES, INC.,

HARRIS CORPORATION

and

LEOPARD MERGER SUB INC.

Dated as of October 12, 2018

A-i

A-ii

Exhibit A	Form of Amendment to Restated Certificate of Incorporation of the Combined Company

Exhibit B:	Form of Amended and Restated Bylaws of the Combined Company

Exhibit C:	Requisite Regulatory Approvals

A-iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of October 12, 2018, is entered into by and among L3 Technologies, Inc., a Delaware corporation (“L3”), Harris Corporation, a Delaware corporation (“Harris”), and Leopard Merger Sub Inc., a Delaware corporation and a wholly owned Subsidiary of Harris (“Merger Sub” and, together with L3 and Harris, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub shall merge with and into L3 (the “Merger”), with L3 surviving the Merger, pursuant to and in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the board of directors of L3 (the “L3 Board”) has unanimously (a) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, on the terms and subject to the conditions set forth in this Agreement, (b) determined that this Agreement and the Transactions are fair to, and in the best interests of, L3 and the holders of shares of L3’s common stock, par value $0.01 per share (the “L3 Common Stock”), and (c) resolved to recommend that the holders of shares of L3 Common Stock adopt this Agreement;

WHEREAS, the board of directors of Harris (the “Harris Board”) has unanimously (a) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Charter Amendment (as defined below), the Amended Bylaws (as defined below) and the Merger (the “Transactions”) on the terms and subject to the conditions set forth in this Agreement, and (b) resolved to recommend that the holders of shares of Harris’ common stock, par value $1.00 per share (the “Harris Common Stock”), adopt the Charter Amendment and approve the issuance of the shares of Harris Common Stock in the Merger on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, it is intended that, for federal income Tax purposes, the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code; and

WHEREAS, L3, Harris and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and set forth certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties agree as follows:

ARTICLE I

THE MERGER

1.1.   The Merger. On the terms and subject to the conditions set forth in this Agreement, (a) at the Effective Time (as defined below), Merger Sub shall be merged with and into L3 in accordance with the DGCL and the separate corporate existence of Merger Sub shall thereupon cease, (b) L3 shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and from and after the Effective Time (as defined below), shall be a wholly owned subsidiary of Harris (the “Combined Company”) and the separate corporate existence of L3 with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger as provided in the DGCL and (c) the Merger shall have such other effects as provided in the DGCL.

1.2.   Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004, at 9:00 a.m. (New York Time) on the third (3rd) Business Day following the day on which the last to be satisfied or waived of the conditions set forth in Article IX (other than those conditions that by their nature are to be satisfied or waived at the Closing (so long as such conditions are reasonably capable of being satisfied), but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement or at such other date, time or place (or by means of remote communication) as L3 and Harris may mutually agree in writing (the date on which the Closing actually occurs, the “Closing Date”).

1.3.   Effective Time. As soon as practicable following, and on the date of, the Closing, L3 and Harris will cause a certificate of merger relating to the Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with and accepted by the Secretary of State of the State of Delaware or at such later date and time as may be agreed by the Parties in writing and specified in the Certificate of Merger (such date and time, the “Effective Time”).

ARTICLE II

MERGER CONSIDERATION; EFFECT OF THE MERGER ON CAPITAL STOCK

2.1.   Merger Consideration; Conversion of Shares of L3 Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or any holder of any capital stock of L3, each share of L3 Common Stock issued and outstanding immediately prior to the Effective Time other than Excluded Shares (such shares of L3 Common Stock, the “Eligible Shares”) shall be converted into, and become exchangeable for 1.30 (the “Exchange Ratio”) shares of Harris Common Stock (such number of shares of Harris Common Stock, the “Merger Consideration”). At the Effective Time, all Excluded Shares shall be cancelled and shall cease to exist, and no payment shall be made in respect of such shares.

2.2.   Conversion of Shares of L3 Common Stock. By virtue of the Merger and without any action on the part of the Parties or any holder of any capital stock of L3, all of the Eligible Shares shall represent the right to receive the Merger Consideration pursuant to this Article II, shall cease to be outstanding, shall be cancelled and shall cease to exist as of the Effective Time, and each certificate formerly representing any of the Eligible Shares (each, a “Certificate”) and each book-entry account formerly representing any non-certificated Eligible Shares (each, a “Book-Entry Share”) shall thereafter represent only the right to receive the Merger Consideration and the right, if any, to receive pursuant to Section 3.5 cash in lieu of fractional shares into which such Eligible Shares have been converted pursuant to this Section 2.2 and any dividends or other distributions pursuant to Section 3.3; provided, that nothing in this Agreement (including this Article II and Article III) shall (a) affect the right of the holders of shares of L3 Common Stock to receive any dividend or other distribution which was declared on L3 Common Stock, and the record date of which occurred, prior to the Effective Time in accordance with the provisions of this Agreement or (b) give holders of L3 Common Stock the right to receive any dividend or other distribution declared on Harris Common Stock and for which the record date occurred prior to the Effective Time in accordance with the provisions of this Agreement.

2.3.   Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation, which shall constitute the only outstanding shares of common stock of the Surviving Corporation immediately following the Effective Time.

2.4.   Treatment of Equity Awards. Except as disclosed in Section 2.4 of such Party’s Disclosure Letter, this Section 2.4 shall govern the treatment of such Party’s equity awards in connection with the Transactions.

(a)   L3 Options. At the Effective Time, any service-based or performance-based vesting conditions applicable to each outstanding option to purchase shares of L3 Common Stock under the L3 Stock Plans (a “L3 Option”) shall be deemed satisfied and accelerated in full and each L3 Option shall, automatically and without any action on the part of the holder thereof, cease to represent an option to purchase shares of L3 Common Stock and shall be converted into an option to purchase a number of shares of Harris Common Stock (such option, a “Converted L3 Option”) equal to the product (rounded down to the nearest whole number) of (i) the number of shares of L3 Common Stock subject to such L3 Option immediately prior to the Effective Time and (ii) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of L3 Common Stock of such L3 Option immediately prior to the Effective Time divided by (B) the Exchange Ratio; provided, however, that the exercise price and the number of shares of Harris Common Stock purchasable pursuant to Converted L3 Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any Converted L3 Option to which Section 422 of the Code applies, the exercise price and the number of shares of Harris Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as specifically provided above, following the Effective Time, each Converted L3 Option shall continue to be governed by the same terms and conditions (including, as applicable, exercisability and forfeiture terms) as were applicable to the corresponding former L3 Option immediately prior to the Effective Time, after giving effect to any “change in control” provisions under the applicable award agreement, L3 Stock Plan or other document governing the corresponding former L3 Option, which provisions shall be deemed triggered as a result of the Transactions.

(b)   L3 RSUs. At the Effective Time, any vesting conditions applicable to each outstanding restricted stock unit granted under the L3 Stock Plans (a “L3 RSU”) shall be deemed satisfied and accelerated in full and each L3 RSU shall, automatically and without any action on the part of the holder thereof, be cancelled and shall only entitle the holder of such L3 RSU to receive, within ten (10) Business Days following the Closing Date and subject to Section 3.8, a number of shares of Harris Common Stock equal to the product (rounded to the nearest whole number) of (i) the number of shares of L3 Common Stock subject to such L3 RSU immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio.

(c)   L3 PSUs. Each outstanding performance unit granted under the L3 Stock Plans (a “L3 PSU”) shall entitle the holder to receive a number of shares of Harris Common Stock in accordance with Section 2.4(c)(i) and a Converted L3 PSU Award in accordance with Section 2.4(c)(ii), in each case, with respect to a number of shares of L3 Common Stock based on the greater of the target and actual level of performance through the Effective Time (the “Earned L3 PSUs”), as reasonably determined by the compensation committee of the L3 Board (the “L3 Compensation Committee”) at least three (3) Business Days prior to the Effective Time after consultation with Harris regarding such performance determination.

(i)   At the Effective Time, any vesting conditions applicable to a portion of the Earned L3 PSUs equal to the product of (A) the Earned L3 PSUs and (B) the L3 Pro Ration Factor (such portion of the Earned L3 PSUs, the “Settled L3 PSUs”) shall be deemed satisfied and accelerated in full and each Settled L3 PSU shall, automatically and without any action on the part of the holder thereof, be cancelled and shall only entitle the holder thereof to receive, within ten (10) Business Days following the Closing Date and subject to Section 3.8, a number of shares of Harris Common Stock equal to the product (rounded to the nearest whole number) of (x) the number of shares of L3 Common Stock subject to such Settled L3 PSU immediately prior to the Effective Time multiplied by (y) the Exchange Ratio; and

(ii)   At the Effective Time, each Earned L3 PSU that is not a Settled L3 PSU shall, automatically and without any action on the part of the holder thereof, be cancelled and converted into a time-vested restricted stock unit denominated in shares of Harris Common Stock (each, a “Converted L3 PSU Award”). The number of shares of Harris Common Stock subject to each Converted L3 PSU Award shall equal the product (rounded to the nearest whole number) of (A) the number of shares of L3 Common Stock subject to such Converted L3 PSU Award immediately prior to the Effective Time and (B) the Exchange Ratio. Each Converted L3 PSU Award will be subject to the same terms and conditions (including service-based vesting terms, rights to acceleration and forfeiture conditions) that were applicable to the original Earned L3 PSU immediately prior to the Effective Time, after giving effect to any “change in control” provisions under the applicable award agreement, L3 Stock Plan or other document governing such Earned L3 PSU, which provisions shall be deemed triggered as a result of the Transactions.

(d)   L3 Deferred Director Awards. At the Effective Time, each outstanding deferred stock unit held by a current or former member of the L3 Board under the L3 Stock Plans (a “L3 Deferred Director Award”) shall vest and, automatically and without any action on the part of the holder thereof, be cancelled and shall only entitle the holder of such L3 Deferred Director Award to receive, within ten (10) Business Days following the Closing Date and subject to Section 3.8, a number of shares of Harris Common Stock equal to the product (rounded to the nearest whole number) of (i) the number of shares of L3 Common Stock subject to such L3 Deferred Director Award immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio.

(e)   L3 Other Awards. At the Effective Time, each right of any kind, contingent or accrued, to acquire or receive shares of L3 Common Stock or benefits measured by the value of shares of L3 Common Stock, and each award of any kind consisting of shares of L3 Common Stock that may be held, awarded, outstanding, payable or reserved for issuance under the L3 Stock Plans and any other L3 Benefit Plans, other than L3 Options, L3 RSUs, L3 PSUs and L3 Deferred Director Awards (a “L3 Other Award”), shall, automatically and without any action on the part of the holder thereof, be deemed to be converted into the right to acquire or receive benefits measured by the value of (as applicable) the number of shares of Harris Common Stock equal to the product

(rounded to the nearest whole number) of (i) the number of shares of L3 Common Stock subject to such L3 Other Award immediately prior to the Effective Time and (ii) the Exchange Ratio, and to the extent such L3 Other Award provides for payments to the extent the value of the shares of L3 Common Stock exceed a specified reference price, at a reference price per share (rounded to the nearest whole cent) equal to (A) the reference price per share of L3 Common Stock of such L3 Other Award immediately prior to the Effective Time divided by (B) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each such right or award shall continue to be governed by the same terms and conditions (including, as applicable, vesting and exercisability terms) as were applicable to such right or award under the relevant L3 Stock Plan or other L3 Benefit Plan immediately prior to the Effective Time, after giving effect to any “change in control” provisions under the applicable award agreement, L3 Stock Plan or other document governing such right or award, which provisions shall be deemed triggered as a result of the Transactions.

(f)   L3 Dividend Equivalent Rights. Any L3 dividend equivalent rights associated with any L3 RSU, L3 PSU, L3 Deferred Director Award or L3 Other Award shall either be paid in cash or treated in the same manner as the award to which such dividend equivalent rights relate in accordance with this Section 2.4, in each case, pursuant to the terms of the relevant L3 Stock Plan or other L3 Benefit Plan immediately prior to the Effective Time, after giving effect to any “change in control” provisions under the applicable award agreement, L3 Stock Plan or other document governing such right or award, which provisions shall be deemed triggered as a result of the Transactions.

(g)   L3 Employee Stock Purchase Plan. Prior to the Effective Time, L3 shall take all actions, including obtaining any necessary determinations or resolutions of the L3 Board or a committee thereof and, if appropriate, amending the terms of L3’s Employee Stock Purchase Plan (the “ESPP”) that may be necessary or required under the ESPP and applicable Laws, to (i) select a Business Day that is prior to the Effective Time (the “Final Investment Date”) as the last day of the offering period then underway under the ESPP (the “Final Offering”), (ii) ensure each individual participating in the Final Offering is given notice of the Transactions no later than ten (10) Business Days prior to the Final Investment Date and shall have an opportunity to terminate his or her outstanding purchase rights under the ESPP, (iii) ensure that the Final Offering shall end on the Final Investment Date, (iv) ensure that each ESPP participant’s accumulated contributions under the ESPP shall be used to purchase shares of L3 Common Stock in accordance with the ESPP as of the end of the Final Offering, (v) ensure that the applicable purchase price for shares of L3 Common Stock shall not be decreased below the levels set forth in the ESPP as of the date of this Agreement and (vi) ensure that the ESPP shall terminate in its entirety at the Effective Time and no further rights shall be granted or exercised under the ESPP thereafter.

(h)   Harris Equity Awards. At the Effective Time, (i) any vesting conditions applicable to each outstanding option to purchase shares of Harris Common Stock under the Harris Stock Plans (a “Harris Option”), whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, be deemed satisfied and accelerated in full, (ii) any vesting conditions applicable to each outstanding restricted stock award under the Harris Stock Plans (a “Harris Restricted Share”) shall, automatically and without any action on the part of the holder thereof, be deemed satisfied and accelerated in full, (iii) any vesting conditions applicable to each outstanding restricted stock unit granted under the Harris Stock Plans (a “Harris RSU”) shall, automatically and without any action on the part of the holder thereof, be deemed satisfied and accelerated in full, (iv) each right measured by the value of shares of Harris Common Stock outstanding under a Harris Directors’ Plan (a “Harris DSU”) shall, automatically and without any action on the part of the holder thereof, be settled in accordance with the terms of such Harris Directors’ Plan and (v) any vesting conditions applicable to each outstanding performance share unit granted under the Harris Stock Plans (a “Harris PSU”) shall, automatically and without any action on the part of the holder thereof, be deemed satisfied and accelerated in full with respect to a number of shares of Harris Common Stock based on the greater of the target and actual level of performance through the Effective Time as reasonably determined by the compensation committee of the Harris Board at least three (3) Business Days prior to the Effective Time after consultation with L3 regarding such performance determination. Any Harris dividend equivalent rights associated with any Harris Restricted Share, Harris RSU, Harris DSU or Harris PSU shall either be paid in cash or treated in the same manner as the award to which such dividend equivalent rights relate in accordance with this Section 2.4, in each case, pursuant to the terms of the relevant Harris Stock Plan, Harris Directors’ Plan or other Harris Benefit Plan immediately prior to the Effective Time.

(i)   L3 Actions. At or prior to the Effective Time, L3 and the L3 Board (and the L3 Compensation Committee), as applicable, shall adopt any resolutions and take any actions that are necessary to (i) effectuate the treatment of L3 Options, L3 RSUs, L3 PSUs, L3 Deferred Director Awards and L3 Other Awards (collectively, the “L3 Equity Awards”) pursuant to Section 2.4(a) through Section 2.4(e), and (ii) provide for the deduction, withholding and remittance of any amounts required pursuant to Section 3.8. L3 shall take all actions necessary to ensure that from and after the Effective Time, neither Harris nor the Surviving Corporation will be required to deliver shares of L3 Common Stock or other capital stock of L3 to any Person pursuant to or in settlement of L3 Equity Awards.

(j)   Harris Actions. Harris shall take all actions that are necessary for the treatment of L3 Equity Awards pursuant to Section 2.4(a) through Section 2.4(e) and the treatment of Harris Options, Harris Restricted Shares, Harris RSUs, Harris DSUs and Harris PSUs (collectively, the “Harris Equity Awards”) pursuant to Section 2.4(h), including the reservation, issuance and listing of Harris Common Stock as necessary to effect the transactions contemplated by this Section 2.4. If registration of any plan interests in the L3 Stock Plans or other L3 Benefit Plans or the shares of Harris Common Stock issuable thereunder is required under the Securities Act of 1933, as amended (the “Securities Act”), Harris shall file with the Securities and Exchange Commission (the “SEC”) as soon as reasonably practicable on or after the Closing Date a registration statement on Form S-8 with respect to such interests or Harris Common Stock, and shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as the relevant L3 Stock Plans or other L3 Benefit Plans, as applicable, remain in effect and such registration of interests therein or the shares of Harris Common Stock issuable thereunder continues to be required. As soon as reasonably practicable after the registration of such interests or shares, as applicable, appropriate notices shall be given to the holders of L3 Equity Awards setting forth such holders’ rights pursuant to the respective L3 Stock Plans and agreements evidencing the grants of such L3 Equity Awards, and stating that such L3 Equity Awards and agreements have been assumed by Harris and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 2.4 after giving effect to the Merger and the terms of the L3 Stock Plans).

(k)   Future Grants of Equity Awards. Notwithstanding anything in Section 2.4(a) through Section 2.4(h) to the contrary, but subject to Section 8.1(a), (i) to the extent the terms of any L3 Equity Award or Harris Equity Award granted on or after the date of this Agreement and not in violation of this Agreement expressly provide for treatment in connection with the occurrence of the Effective Time that is different from the treatment prescribed by this Section 2.4, or (ii) as mutually agreed by the Parties and a holder of any L3 Equity Award or Harris Equity Award, then in each case, the terms of such L3 Equity Award or Harris Equity Award, as applicable, shall control (and the applicable provisions of this Section 2.4 shall not apply).

2.5.   Tax Consequences of the Merger. It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a “plan of reorganization” for the purposes of Sections 354 and 361 of the Code.

ARTICLE III

DELIVERY OF MERGER CONSIDERATION; PROCEDURES FOR SURRENDER

3.1.   Exchange Agent. At or prior to the Effective Time, Harris shall deposit or cause to be deposited with an exchange agent selected by L3 and Harris to serve as the exchange agent (the “Exchange Agent”), for the benefit of the holders of Eligible Shares, (a) an aggregate number of shares of Harris Common Stock to be issued in non-certificated book-entry form sufficient to deliver the number of shares of Harris Common Stock required to be delivered in respect of Eligible Shares pursuant to Section 2.1, and (b) an aggregate amount of cash in U.S. Dollars sufficient to deliver the amounts required to be delivered in respect of Eligible Shares pursuant to Section 3.5. In addition, Harris shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or other distributions, if any, to which the holders of Eligible Shares may be entitled pursuant to Section 3.2(a) with both a record and payment date after the Effective Time and prior to the surrender of such Eligible Shares. Such shares of Harris Common Stock, cash and the amount of any dividends or other distributions deposited with the Exchange Agent pursuant to this Section 3.1, being the “Exchange Fund”. The Exchange Fund shall not be used for any purpose other than a purpose expressly provided for in this Agreement. The cash portion of the Exchange Fund may be deposited by the Exchange Agent as reasonably directed by Harris; provided, that no such deposit or investment (or any loss resulting therefrom) shall affect the cash payable to former holders of L3 Common Stock pursuant to the provisions of this Article III. Any interest and other income resulting from such deposit may become part of the Exchange Fund, and any amounts in excess of the amounts payable pursuant to this Agreement shall be promptly returned to Harris.

3.2.   Procedures for Surrender.

(a)   With respect to Certificates, as promptly as reasonably practicable after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of each such Certificate (i) a notice advising such holders of the effectiveness of the Merger, (ii) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to a Certificate shall pass, only upon delivery of the Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.7) to the Exchange Agent (the “Letter of Transmittal”) and (iii) instructions for surrendering a Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.7) to the Exchange Agent. Upon surrender to the Exchange Agent of a Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.7) together with a duly executed and completed Letter of Transmittal and such other documents as may reasonably be required pursuant to such instructions, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of any such Certificate in exchange therefore, as promptly as reasonably practicable thereafter, (A) a statement reflecting the number of whole shares of Harris Common Stock, if any, that such holder is entitled to receive in non-certificated book-entry form pursuant to Article II in the name of such record holder and (B) a check in the amount (after giving effect to any required Tax withholdings as provided in Section 3.8) of (x) any cash in lieu of fractional shares plus (y) any unpaid cash dividends and any other dividends or other distributions that such holder has the right to receive pursuant to this Article III. Any Certificate that has been so surrendered shall be cancelled by the Exchange Agent.

(b)   With respect to Book-Entry Shares not held through DTC (each, a “Non-DTC Book-Entry Share”), as promptly as reasonably practicable after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of a Non-DTC Book-Entry Share (i) a notice advising such holders of the effectiveness of the Merger, (ii) a statement reflecting the number of whole shares of Harris Common Stock, if any, that such holder is entitled to receive in non-certificated book-entry form pursuant to Article II in the name of such record holder and (iii) a check in the amount (after giving effect to any required Tax withholdings as provided in Section 3.8) of (A) any cash in lieu of fractional shares plus (B) any unpaid cash dividends and any other dividends or other distributions that such holder has the right to receive pursuant to this Article III.

(c)   With respect to Book-Entry Shares held through DTC, L3 and Harris shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, cash in lieu of fractional shares of Harris Common Stock, if any, and any unpaid cash dividends and any other dividends or other distributions, in each case, that such holder has the right to receive pursuant to this Article III.

(d)   No interest will be paid or accrued on any amount payable for Eligible Shares pursuant to this Article III.

3.3.   Distributions with Respect to Unexchanged Shares of L3 Common Stock; Voting. All shares of Harris Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Harris in respect of Harris Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of shares of Harris Common Stock shall be paid to any holder of any unsurrendered Certificate until the Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.7) is surrendered for exchange in accordance with this Article III. Subject to applicable Law, there shall be issued or paid to the holder of record of the whole shares of Harris Common Stock issued in exchange for Eligible Shares in accordance with this Article III, without interest, (a) at the time of such surrender, the dividends or other distributions with a record date at or after the Effective Time theretofore payable with respect to such whole shares of Harris Common

Stock and not paid, and (b) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Harris Common Stock with a record date at or after the Effective Time and prior to surrender but with a payment date subsequent to surrender.

3.4.   No Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of L3 of the shares of L3 Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates or Book-Entry Shares shall cease to have any rights with respect to such shares of L3 Common Stock except as otherwise provided herein or by applicable Law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

3.5.   Fractional Shares. Notwithstanding anything in this Agreement to the contrary, no fractional shares of Harris Common Stock will be issued upon the conversion of shares of L3 Common Stock pursuant to Section 2.1. All fractional shares of Harris Common Stock that a holder of Eligible Shares would be otherwise entitled to receive pursuant to Section 2.1, but for this Section 3.5, shall be aggregated and such holder shall be entitled to receive a cash payment, without interest, in lieu of any such fractional share, equal to the product (rounded down to the nearest cent) of (a) the amount of such fractional share interest in a share of Harris Common Stock to which such holder would, but for this Section 3.5, be entitled under Section 2.1, and (b) an amount equal to the average of the daily volume weighted average price per share of Harris Common Stock on the NYSE (as such daily volume weighted average price per share is reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Harris and L3) calculated for the five (5) consecutive Trading Days ending on the second (2nd) full Trading Day immediately prior to (and not including) the Closing Date. No holder of Eligible Shares shall be entitled by virtue of the right to receive cash in lieu of fractional shares of Harris Common Stock described in this Section 3.5 to any dividends, voting rights or any other rights in respect of any fractional share of Harris Common Stock. The payment of cash in lieu of fractional shares of Harris Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

3.6.   Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any deposit of the Exchange Fund and any shares of Harris Common Stock) that remains unclaimed by the one hundred eightieth (180th) day after the Effective Time shall be delivered to Harris. Any holder of Eligible Shares who has not theretofore complied with this Article III shall thereafter look only to Harris for delivery of the Merger Consideration, cash in lieu of fractional shares of Harris Common Stock, if any, and any unpaid cash dividends and any other dividends or other distributions, in each case, that such holder has the right to receive pursuant to this Article III.

3.7.   Lost, Stolen or Destroyed Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in customary amount and upon such terms as may be required as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration, cash in lieu of fractional shares of Harris Common Stock, if any, and any unpaid cash dividends and any other dividends or other distributions, in each case, payable or issuable pursuant to this Article III, as if such lost, stolen or destroyed Certificate had been surrendered.

3.8.   Withholding Rights. Each of Harris and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of L3 Common Stock, L3 Equity Awards and Harris Equity Awards, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by Harris or the Surviving Corporation, as applicable, such withheld amounts (a) shall be timely remitted by Harris or the Surviving Corporation, as applicable, to the applicable Governmental Entity, and (b) shall be treated for all purposes of this Agreement as having been paid to the holder of shares of L3 Common Stock, L3 Equity Awards and Harris Equity Awards in respect of which such deduction and withholding was made by Harris or the Surviving Corporation.

3.9.   Adjustments to Prevent Dilution. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement to the earlier of the Effective Time and termination in accordance with Article X, the issued and outstanding shares of L3 Common Stock or securities convertible or exchangeable into or exercisable for shares of L3 Common Stock or the issued and outstanding shares of Harris Common Stock or securities convertible or exchangeable into or exercisable for shares of Harris Common Stock, shall have been changed into a different number of shares or securities or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or a stock dividend with a record date within such period shall have been declared, then the Merger Consideration shall be equitably adjusted to provide the holders of shares of L3 Common Stock and Harris Common Stock the same economic effect as contemplated by this Agreement prior to such event, and such items, so adjusted shall, from and after the date of such event, be the Merger Consideration. Nothing in this Section 3.9 shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.

3.10.   No Liability. None of L3, Harris, Merger Sub, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any portion of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share has not been surrendered prior to seven (7) years after the Effective Time, or immediately prior to such earlier date on which any shares of Harris Common Stock, any cash in lieu of fractional shares of Harris Common Stock and any unpaid cash dividends and any other dividends or other distributions, in each case, that a holder of any Eligible Shares has the right to receive pursuant to this Article III in respect of such Certificate or Book-Entry Share would otherwise escheat to or become property of any Governmental Entity, any such shares, cash, dividends or other distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Harris, free and clear of all claims or interests of any Person previously entitled thereto.

ARTICLE IV

GOVERNANCE AND ADDITIONAL MATTERS

4.1.   Combined Company Governance and Additional Matters.

(a)   The Certificate of Incorporation of the Combined Company. Subject to receipt of the Requisite Harris Vote (as defined below), at the Effective Time, the certificate of incorporation of Harris, as in effect immediately prior to the Effective Time, shall be amended as set forth in Exhibit A (the “Charter Amendment”), and as so amended shall be the certificate of incorporation of the Combined Company, until thereafter amended as provided therein or by applicable Law.

(b)   The Bylaws of the Combined Company. Prior to the Closing, the Harris Board shall take all actions necessary to cause the bylaws of Harris, as in effect immediately prior to the Effective Time, to be amended and restated as of the Effective Time to be in the form of Exhibit B, and as so amended and restated such bylaws shall be the bylaws of the Combined Company until thereafter amended as provided therein, the certificate of incorporation of the Combined Company or by applicable Law (the “Amended Bylaws”).

(c) Board of Directors of the Combined Company. Prior to the Effective Time, Harris shall take all actions necessary (including by securing and causing to be delivered to Harris (with evidence thereof provided to L3) the resignations of then-serving directors of the Harris Board) to cause, in each case, effective as of the Effective Time: (i) the number of directors constituting the full board of directors of the Combined Company (the “Combined Company Board”) to be twelve (12); (ii) the Combined Company Board to be composed of: (A) five (5) directors, who prior to the Effective Time were directors of Harris (other than the Harris CEO), designated by Harris prior to the Effective Time (the “Harris Designees”); (B) five (5) directors, who prior to the Effective Time were directors of L3 (other than the L3 CEO), designated by L3 prior to the Effective Time (the “L3 Designees”); (C) the Chairman, President and Chief Executive Officer of Harris as of immediately prior to the Effective Time (the “Harris CEO” and, together with the Harris Designees, the “Former Harris Directors”); and (D) the Chairman, Chief Executive Officer and President of L3 as of immediately prior to the Effective Time (the “L3 CEO” and, together with the L3 Designees, the “Former L3 Directors”); and (iii) all of the Former L3 Directors to be appointed, elected and approved as directors of the Combined Company Board effective as of the Effective Time by a vote of at least a majority of the Harris Board in office as of immediately prior to the Effective Time. Each of the Harris Designees and L3 Designees shall meet the independence standards of the NYSE with respect to the Combined Company as of the Effective Time.

(d)   Executive Chairman; Vice Chairman; Lead Independent Director. Prior to the Effective Time, the Parties shall take all actions necessary to cause, in each case effective as of the Effective Time: (i) the Harris CEO to be appointed to serve as the Executive Chairman of the Combined Company Board; (ii) the L3 CEO to be appointed to serve as the Vice Chairman of the Combined Company Board; and (iii) a L3 Designee designated by L3 prior to the Effective Time to be appointed to serve as the Lead Independent Director of the Combined Company, in each case of clauses (i), (ii) and (iii), pursuant to, and in accordance with, the Amended Bylaws and Charter Amendment.

(e)   Committees of the Combined Company Board. Prior to the Effective Time, the Parties shall take all actions necessary to cause, in each case effective as of the Effective Time: (i) the Combined Company Board to have the following standing committees (each, a “Standing Committee”): (A) Audit Committee; (B) Compensation Committee; (C) Nominating and Governance Committee and (D) Finance Committee; and (ii) each Standing Committee to: (A) have a number of members as determined by the Combined Company Board (provided, that the number of members on each Standing Committee shall not be less than four (4)), (B) be composed of an equal number of Former Harris Directors and Former L3 Directors, and (C) have a chairperson appointed and approved by the Combined Company Board, in each case of clauses (i) and (ii), pursuant to, and in accordance with, the Amended Bylaws and Charter Amendment.

(f)   Certain Executive Officers of the Combined Company. Prior to the Effective Time, Harris shall take all actions necessary to cause, in each case effective as of the Effective Time: (i) the Harris CEO to be appointed to serve as the Chief Executive Officer of the Combined Company; and (ii) the L3 CEO to be appointed to serve as the Chief Operating Officer and President of the Combined Company. As of the Effective Time, (A) the Chief Executive Officer of the Combined Company shall be responsible for oversight of enterprise-wide functions; and executive officers, including the Chief Operating Officer and President, Chief Financial Officer, Human Resources Officer, General Counsel, Chief Technology Officer, and Chief Information Officer, shall directly report to the Chief Executive Officer of the Combined Company; provided, however, that the performance evaluation of the President and Chief Operating Officer of the Combined Company shall be conducted by the independent members of the Combined Company Board; (B) the Chief Operating Officer and President of the Combined Company shall be responsible for oversight of operational functions; and operating functions, including the president(s) of each operating segment, business development, supply chain and manufacturing, shall directly report to the Chief Operating Officer and President of the Combined Company; and (C) the Chief Executive Officer and the Chief Operating Officer and President of the Combined Company shall (x) establish and co-chair an integration steering committee to be composed of executives and other employees to be mutually selected by the Chief Executive Officer and the Chief Operating Officer and President of the Combined Company and (y) have joint responsibility for overseeing the officer of the Combined Company that is responsible for leading the integration process of the businesses of Harris and L3 following the Effective Time.

(g)   Name and Trading Symbol. Harris shall cause (i) the name of the Combined Company to be changed to “L3 Harris Technologies, Inc.” as of the Effective Time and (ii) the NYSE ticker symbol of the Combined Company to be reserved, prior to or as of the Effective Time, as shall be mutually agreed upon by Harris and L3 prior to the Effective Time.

(h)   Headquarters. As of the Effective Time, the headquarters of the Combined Company shall be located in Melbourne, Florida.

4.2.   Surviving Corporation Governance.

(a)   The Certificate of Incorporation of the Surviving Corporation. At the Effective Time, the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be amended as of the Effective Time to change the corporate name set forth therein to “L3 Technologies, Inc.”, and as so amended shall be the certificate of incorporation of the Surviving Corporation (the “Surviving Corporation Charter”) until thereafter amended as provided therein or by applicable Law.

(b)   The Bylaws of the Surviving Corporation. At the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be amended as of the Effective Time to change the corporate name set forth therein to “L3 Technologies, Inc.”, and as so amended shall be the bylaws of the Surviving Corporation (the “Surviving Corporation Bylaws”) until thereafter amended as provided therein or by applicable Law.

(c)   Directors of the Surviving Corporation. From and after the Effective Time, the initial directors of the Surviving Corporation shall be such Persons as are mutually agreed by L3 and Harris prior to the Effective Time, in each case, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation Charter and the Surviving Corporation Bylaws.

(d)   Officers of the Surviving Corporation. From and after the Effective Time, the initial officers of the Surviving Corporation shall be such Persons as are mutually agreed by L3 and Harris prior to the Effective Time, in each case, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation Charter and the Surviving Corporation Bylaws.

ARTICLE V

MUTUAL REPRESENTATIONS AND WARRANTIES OF L3 AND HARRIS

Except as set forth in the Reports of L3 or Harris, as applicable, filed with or furnished to the SEC during the period from January 1, 2017 through the Business Day prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the disclosure letter delivered to L3 by Harris (the “Harris Disclosure Letter”) or delivered to Harris by L3 (the “L3 Disclosure Letter” and, each of the Harris Disclosure Letter and the L3 Disclosure Letter, a “Disclosure Letter”) concurrently with the execution and delivery of this Agreement (it being agreed that for purposes of the representations and warranties set forth in this Article V, disclosure of any item in any section or subsection of the Harris Disclosure Letter or L3 Disclosure Letter, as applicable, shall be deemed disclosure with respect to any other section or subsection of the Harris Disclosure Letter or L3 Disclosure Letter, as applicable, to which the relevance of such item is reasonably apparent on its face), Harris hereby represents and warrants to L3 and L3 hereby represents and warrants to Harris and Merger Sub that:

5.1.   Organization, Good Standing and Qualification. Such Party and each of its Subsidiaries is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party. L3 has made available to Harris, and Harris has made available to L3, complete and correct copies of such Party’s Organizational Documents, each as amended prior to the execution of this Agreement.

5.2.   Subsidiaries. Section 5.2 of such Party’s Disclosure Letter sets forth such Party’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than (a) securities in a publicly traded company held for investment by such Party or any of its Subsidiaries and consisting of less than one percent (1%) of the outstanding capital stock of such company and (b) capital stock, equity interests or other direct or indirect ownership interests or securities of direct or indirect wholly-owned Subsidiaries of such Party. Such Party does not own, directly or indirectly, any voting interest in any Person that requires an additional filing by any Party under the HSR Act.

5.3.   Corporate Authority; Approval. Such Party has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions, and the execution and delivery of this Agreement and the consummation of the Transactions by such Party have been duly authorized by all necessary corporate action on the part of such Party, in each case subject only to, in the case of Harris (a) approval of the issuance of shares of Harris Common Stock pursuant to this Agreement (the “Share Issuance”) by the holders of a majority of votes cast on the Share Issuance at a stockholders’ meeting duly called and held for such purpose and (b) adoption of the Charter Amendment by the holders of a majority of the outstanding shares of Harris Common Stock entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the approval and adoption in clauses (a) and (b), together, the “Requisite Harris Vote”), and in the case of L3, adoption of this Agreement by the holders of a majority of the outstanding shares of L3 Common Stock entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Requisite L3 Vote”). This Agreement has been duly executed and delivered by such Party and constitutes a valid and binding agreement of such Party enforceable against such Party in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

5.4.   Governmental Filings; No Violations; Certain Contracts.

(a)   Other than the filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (i) pursuant to the DGCL, HSR Act, the Exchange Act and the Securities Act, (ii) required to be made with the NYSE, (iii) pursuant to state securities, takeover and “blue sky” Laws and (iv) included in Exhibit C as Requisite Regulatory Approvals (collectively, the “Approvals”), no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made or obtained by such Party with, nor are any required to be obtained by such Party with or from, any Governmental Entity, in connection with the execution, delivery and performance of this Agreement by such Party and the consummation of the Transactions except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

(b)   The execution, delivery and performance of this Agreement by such Party do not, and the consummation of the Transactions will not, constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of such Party or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligations under or the creation of an Encumbrance on any of the assets of such Party or any of its Subsidiaries pursuant to, any Contract binding upon such Party or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Transactions) compliance with the matters referred to in Section 5.4(a), under any Law to which such Party or any of its Subsidiaries is subject or (iii) any change in the rights or obligations of any party under any Contract binding upon such Party or any of its Subsidiaries, except, in the case of clause (ii) or (iii) above, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

5.5.   Reports; Internal Controls.

(a)   Such Party has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since January 1, 2016 (the “Applicable Date”) (the forms, statements, reports and documents filed or furnished to the SEC and those filed or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, such Party’s “Reports”). Each of such Party’s Reports, at the time of its filing or being furnished (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively), complied, or if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act. As of their respective dates (or, if amended, as of the date of such amendment), such Party’s Reports did not, and any of such Party’s Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. No Subsidiary of such Party is subject to periodic reporting requirements of the Exchange Act other than as part of such Party’s consolidated group or required to file any form, report or other document with the SEC, the NYSE, any other stock exchange or comparable Governmental Entity other than routine and ordinary filings (such as filings regarding ownership holdings or transfers).

(b)   Such Party is, and has been at all times since the Applicable Date, in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE. Except as permitted by the Exchange Act, including Sections 13(k)(2) and 13(k)(3) thereunder, or the rules and regulations promulgated by the SEC, since the enactment of the Sarbanes-Oxley Act, neither such Party nor any of its Affiliates has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of such Party.

(c)   Since the Applicable Date, such Party has maintained disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Such disclosure controls and procedures are effective to ensure that information required to be disclosed by such Party under the Exchange Act is recorded and reported within the time periods specified in the Exchange Act and all such information required to be disclosed under the Exchange Act is accumulated and communicated to the management of such Party, as appropriate, to allow timely decisions regarding required disclosure.

(d)   Such Party maintains internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f), as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles (“GAAP”) and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of such Party, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of such Party are being made only in accordance with authorizations of management and directors of such Party, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of such Party’s assets that could have a material effect on its financial statements. The records, systems, controls, data and information of such Party and its Subsidiaries that are used in the systems of disclosure controls and procedures and of financial reporting controls and procedures described above are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of such Party or a wholly owned Subsidiary of such Party or its accountants, except as would not reasonably be expected to adversely affect or disrupt, in any material respect, such Party’s systems of disclosure controls and procedures and of financial reporting controls and procedures or the reports generated thereby.

(e)   Such Party has disclosed, based on its most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to such Party’s auditors and the audit committee of the board of directors of such Party (i) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect such Party’s ability to record, process, summarize and report financial information and has identified for such Party’s auditors and the audit committee of the board of directors of such Party any material weaknesses in internal control over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in such Party’s internal control over financial reporting. Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from such Party’s employees regarding questionable accounting or auditing matters, have been received by such Party. Since the Applicable Date, no attorney representing such Party or any of its Subsidiaries, whether or not employed by such Party or any of its Subsidiaries, has reported evidence of a material violation of securities Laws or breach of fiduciary duty or similar violation by such Party or any of its officers, directors, employees or agents to such Party’s chief legal officer, audit committee (or other committee designated for the purpose) pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or such Party’s policy contemplating such reporting, including in instances not required by those rules.

5.6.   Financial Statements. The financial statements of such Party included in the Reports of such Party at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly present in all material respects (subject in the case of unaudited statements to normal, recurring audit adjustments and subject to restatements filed with the SEC prior to the date of this Agreement) the consolidated financial position of such Party and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended.

5.7.   Absence of Certain Changes or Events. Since January 1, 2018 through the date of this Agreement, (a) except in connection with the negotiation and execution of this Agreement, such Party and its Subsidiaries have conducted their businesses in all material respects in the Ordinary Course and (b) there has not been any fact, change, circumstance, event, occurrence, condition or development that has had or would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

5.8.   Litigation and Liabilities.

(a)   As of the date of this Agreement, there are no Proceedings before any Governmental Entity pending or, to the Knowledge of such Party, threatened in writing against such Party or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

(b)   Except for obligations and liabilities (i) reflected or reserved against in such Party’s most recent consolidated balance sheets (and the notes thereto) included in such Party’s Reports filed prior to the date of this Agreement, (ii) incurred in the Ordinary Course since the date of such Party’s most recent consolidated balance sheets (and the notes thereto) included in such Party’s Reports filed prior to the date of this Agreement, or (iii) incurred in connection with this Agreement, there are no obligations or liabilities of such Party or any of its Subsidiaries that are required by GAAP to be set forth on a consolidated balance sheet of such Party, whether or not accrued, contingent or otherwise, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

(c)   As of the date of this Agreement, neither such Party nor any of its Subsidiaries is a party to or subject to the provisions of any material judgment, order, writ, injunction, decree or award of any Governmental Entity, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

5.9.   Employee Benefits.

(a)   Section 5.9(a) of such Party’s Disclosure Letter sets forth an accurate and complete list of each material Benefit Plan of such Party (except for Benefit Plans that are filed publicly with the SEC and Benefit Plans that are maintained primarily for the benefit of Employees outside of the United States ( “Non-U.S. Benefit Plans”)). Not later than thirty (30) calendar days after the date hereof, each Party will update Section 5.9(a) of such Party’s Disclosure Letter to set forth an accurate and complete list of each material Non-U.S. Benefit Plan of such Party.

(b)   With respect to each material Benefit Plan of such Party (except for Benefit Plans that are filed publicly with the SEC), such Party has made available to the other Party or will make available as promptly as possible after the date of this Agreement, to the extent applicable, accurate and complete copies of (i) the Benefit Plan document, including any amendments thereto, and all related trust documents, insurance contracts or other funding vehicles, (ii) a written description of such Benefit Plan if such plan is not set forth in a written document, (iii) the most recently prepared actuarial report and (iv) all material correspondence to or from any Governmental Entity received since the Applicable Date with respect to any Benefit Plan of such Party.

(c)   (i) Each Benefit Plan (including any related trusts), other than “multiemployer plans” within the meaning of Section 3(37) of ERISA and Non-U.S. Benefit Plans, has been established, operated and administered in compliance in all material respects with its terms and applicable Laws, including, without limitation, ERISA and the Code, (ii) all contributions or other amounts payable by such Party or any of its Subsidiaries with respect to each Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP in all material respects and (iii) there are no pending or, to the Knowledge of such Party, claims (other than routine claims for benefits) or Proceedings threatened in writing by a Governmental Entity by, on behalf of or against any Benefit Plan or any trust related thereto that could reasonably be expected to result in any material liability to such Party or any of its Subsidiaries.

(d)   With respect to each material ERISA Plan, such Party has made available to the other Party or will make available as promptly as possible after the date of this Agreement, to the extent applicable, accurate and complete copies of (i) the most recent summary plan description together with all summaries of material modifications thereto, (ii) the most recent Internal Revenue Service (“IRS”) determination or opinion letter and (iii) the two most recent annual reports (Form 5500 or 990 series and all schedules and financial statements attached thereto).

(e)   Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be qualified and the plan’s related trust to be exempt from federal income Taxes under Sections 401(a) and 501(a) of the Code, respectively, and to the Knowledge of such Party, nothing has occurred that would adversely affect the qualification or Tax exemption of any such ERISA Plan. With respect to any

ERISA Plan, neither such Party nor any of its Subsidiaries has engaged in a transaction in connection with which such Party or any of its Subsidiaries reasonably could be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code.

(f)   No Controlled Group Liability has been incurred by such Party or its ERISA Affiliates that has not been satisfied in full, and no condition exists that presents a material risk to such Party or its ERISA Affiliates of incurring any such material liability.

(g)   Except as required by applicable Law or pursuant to a collective bargaining agreement, no Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of such Party or any of its Subsidiaries has any obligation to provide such benefits (excluding such Benefit Plan that provides for employer payment or subsidy of COBRA premiums). To the extent that such Party or any of its Subsidiaries sponsors such Benefit Plans, such Party or its applicable Subsidiary has reserved the right to amend, terminate or modify at any time each such Benefit Plan that provides retiree or post-employment disability, life insurance or other welfare benefits to any Person.

(h)   Neither the execution and delivery of this Agreement, stockholder or other approval of this Agreement or the consummation of the Transactions could, either alone or in combination with another event, (i) entitle any Employee to severance pay or any material increase in severance pay or (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such Employee.

(i)   Neither the execution and delivery of this Agreement, stockholder or other approval of this Agreement or the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(j)   Neither such Party nor any of its Subsidiaries has any obligation to provide, and no Benefit Plan or other agreement of such Party of any of its Subsidiaries provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(k)   Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on such Party, all Non-U.S. Benefit Plans comply in all respects with applicable local Law, and to the Knowledge of such Party, all such plans that are intended or required to be funded or book-reserved are funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions and applicable Law. As of the date of this Agreement, there is no material litigation pending or, to the Knowledge of such Party, threatened relating to any Non-U.S. Benefit Plan.

5.10.   Labor Matters.

(a)   Section 5.10 of such Party’s Disclosure Letter sets forth, as of the date of this Agreement, an accurate and complete list of any material collective bargaining agreement or other written agreement with a labor union or similar organization that such Party or its Subsidiaries is party to or otherwise bound by, as applicable. To the Knowledge of such Party, as of the date of this Agreement, there are no activities or Proceedings by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any Employees of such Party or any of its Subsidiaries, except as, individually or in the aggregate, would not reasonably be expected to result in material liability to such Party.

(b)   As of the date of this Agreement, (i) there is no, and has not been since the Applicable Date, any, strike, lockout, slowdown, work stoppage, unfair labor practice charge or complaint or other labor dispute, or arbitration or grievance pending or, to the Knowledge of such Party, threatened in writing that may interfere with the respective business activities of such Party and its Subsidiaries, (ii) such Party and its Subsidiaries are in compliance with all applicable Laws respecting labor, employment standards, workers’ compensation, terms and conditions of employment, employment and employment practices, wages and hours, classification of employees as exempt or non-exempt, immigration, sexual harassment, classification of independent contractors and occupational safety and health, and (iii) none of such Party or any of its Subsidiaries has any liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Law that remains unsatisfied, except, in each of clauses (i), (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

5.11.   Compliance with Laws; Licenses.

(a)   The businesses of such Party and its Subsidiaries have not been since the Applicable Date, and are not being, conducted in violation of any applicable Law, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

(b)   Except with respect to regulatory matters covered by Section 8.6, no investigation or review by any Governmental Entity with respect to such Party or any of its Subsidiaries is pending or, to the Knowledge of such Party, threatened in writing, nor has any Governmental Entity indicated an intention to conduct the same, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

(c)   Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, such Party and each of its Subsidiaries has obtained and is in compliance with all Licenses (including all Licenses issued or granted by the Federal Communications Commission (each, an “FCC License”)) necessary for it to own, lease or operate its properties, rights and other assets and to conduct its business and operations as presently conducted in all material respects and all such Licenses are in full force and effect in all material respects. No material default under, or material violation of, any FCC License or other material License has occurred since the Applicable Date that has not been fully cured pursuant to a corrective action. To such Party’s Knowledge, there is not currently threatened any revocation, adverse modification or cancellation of any FCC License or other material License.

(d)   Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on such Party, since the Applicable Date, such Party and each of its Subsidiaries has at all times conducted all export transactions in accordance with (i) all applicable U.S. export and re-export controls, including the United States Export Administration Act, Export Administration Regulations, the Arms Export Control Act and the International Traffic in Arms Regulations, (ii) statutes, executive orders and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) and the United States Department of State, (iii) import control statutes and regulations administered by the Department of Homeland Security, U.S. Customs and Border Protection, (iv) the anti-boycott regulations administered by the United States Department of Commerce and the U.S. Department of Treasury, and (v) all applicable sanctions, export and import controls and anti-boycott Laws of all other countries in which the business of such Party or any of its Subsidiaries is conducted. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on such Party, neither such Party nor any of its Subsidiaries has been since the Applicable Date or currently is the subject of a charging letter or penalty notice issued, or to the Knowledge of such Party, an investigation conducted, by a Governmental Entity pertaining to the above statutes or regulations, nor are there any currently pending internal investigations by such Party pertaining to such matters. Neither such Party nor any of its Subsidiaries is currently designated as a sanctioned party under sanctions administered by OFAC, nor are they owned fifty percent (50%) or more by an individual or entity that is so designated. Neither such Party nor any of its Subsidiaries, or, to such Party’s Knowledge, any directors, officers, Employees, independent contractors, consultants, agents and other representatives thereof, located, organized or resident in, or doing business in, a country or region that is the target of comprehensive OFAC sanctions (as of the date of this Agreement, including Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine).

(e)   Such Party, its Subsidiaries and their respective Representatives are, and since the Applicable Date have been, in compliance in all material respects with: (i) the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78dd-1, et seq.) (“FCPA”), as if its foreign payments provisions were fully applicable to such Party, its Subsidiaries and such Representatives, and (ii) the provisions of all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which such Party and its Subsidiaries operate or have operated and in which any agent thereof is conducting or has conducted business involving such Party. No Proceeding by or before any Governmental Entity involving such Party, any of its Subsidiaries or any of their Representatives involving FCPA or any anti-bribery, anti-corruption or anti-money laundering Law is pending or, to the Knowledge of such Party, threatened, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on such Party. Since the Applicable Date, no material civil or material criminal penalties have been imposed on such Party or any of its Subsidiaries with respect to violations of any applicable anti-bribery, anti-corruption or anti-money laundering Law, nor have any material disclosures been submitted to any Governmental Entity with respect to alleged violations of the FCPA or any anti-bribery, anti-corruption or anti-money laundering Law. Such Party has implemented and maintains in effect policies and procedures designed to achieve compliance with the FCPA and other applicable anti-corruption Laws.

(f)   Neither such Party nor any of its Subsidiaries is a “Specially Designated National” or other “Blocked Person” identified by the U.S. Government, nor a Person that is owned or controlled by or acts on behalf of a “Specially Designated National” or “Blocked Person”. To such Party’s Knowledge, none of such Party’s Affiliates or brokers or any director, officer, employee, or authorized agent of such Party or any of its Subsidiaries, acting or benefiting in any capacity in connection with this Agreement, and none of the funds or other assets to be transferred hereunder are the property of, or beneficially owned by, directly or indirectly, any “Specially Designated National” or “Blocked Person”. None of such Party or any of its Subsidiaries has engaged in or, to the Knowledge of such Party, facilitated any prohibited transactions with a “Specially Designated National” or other “Blocked Person” without proper prior authorization from the U.S. Government.

5.12.   Takeover Statutes. No “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in such Party’s Organizational Documents is applicable to such Party, the shares of L3 Common Stock, in the case of L3, the shares of Harris Common Stock, in the case of Harris, or the Transactions.

5.13.   Environmental Matters. Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on such Party: (a) such Party and its Subsidiaries are, and since the Applicable Date have been, in compliance with all applicable Environmental Laws which compliance includes the possession of and compliance with Licenses required pursuant to any Environmental Law; (b) there have been no Releases of Hazardous Materials on, under, from or affecting any properties or facilities currently or, to the Knowledge of such Party, formerly, owned, leased or operated by such Party or any of its Subsidiaries or, to the Knowledge of such Party, any predecessor of any of them, under circumstances that would reasonably be expected to result in any claims or liabilities relating to applicable Environmental Laws against such Party or any of its Subsidiaries; (c) neither such Party nor any of its Subsidiaries nor, to the Knowledge of such Party, any other Person whose conduct would result in liability to such Party or any of its Subsidiaries, has Released, placed or disposed of any Hazardous Materials at any other location under circumstances that would reasonably be expected to result in any claims or liabilities relating to applicable Environmental Laws against such Party or any of its Subsidiaries; (d) neither such Party nor any of its Subsidiaries nor, to the Knowledge of such Party any predecessor of any of them, is subject to any order of or with any Governmental Entity, or any indemnity or other Contract obligation with any other Person, relating to obligations or liabilities under Environmental Laws; (e) neither such Party nor any of its Subsidiaries has since the Applicable Date received any unresolved written claim, notice or complaint from, or is subject to any Proceeding before, any Governmental Entity relating to or alleging noncompliance with or liability under Environmental Laws, and no such matter is threatened to the Knowledge of such Party; and (f) to the Knowledge of such Party, there are no other circumstances or conditions involving such Party or any of its Subsidiaries that would reasonably be expected to result in any claim, liability, investigation, or cost pursuant to any Environmental Law with respect to such Party or any of its Subsidiaries.

5.14.   Tax Matters. Except for those matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on such Party:

(a)   Such Party and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them with the appropriate Tax authority and all such filed Tax Returns are complete and accurate in all respects; (ii) have paid all Taxes that are shown as due on such filed Tax Returns except for Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP; (iii) have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any

Employee, stockholder, creditor, independent contractor or third party (each as determined for Tax purposes); (iv) have complied in all respects with all information reporting (and related withholding) and record retention requirements; and (v) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(b)   No deficiency with respect to an amount of Taxes that have not been accrued on such Party’s financial statements has been proposed, asserted or assessed against such Party or any of its Subsidiaries. There are no pending or threatened in writing disputes, claims, audits, examinations or other Proceedings before any Governmental Entity regarding any Taxes of such Party and its Subsidiaries or the assets of such Party and its Subsidiaries.

(c)   Since the Applicable Date, neither such Party nor any of its Subsidiaries has been informed in writing by any jurisdiction that the jurisdiction believes that such Party or any of its Subsidiaries was required to file any Tax Return that was not filed.

(d)   Such Party has made available to the other Party prior to the date of this Agreement true, correct, and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes which are still in effect as of the date of this Agreement.

(e)   There are no Encumbrances for Taxes (except Taxes not yet due and payable) on any of the assets of such Party or any of its Subsidiaries.

(f)   Neither such Party nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than (i) such an agreement or arrangement exclusively between or among such Party and its Subsidiaries or (ii) such an agreement or arrangement entered into in the Ordinary Course the primary purpose of which is not Tax sharing, allocation or indemnification).

(g)   Neither such Party nor any of its Subsidiaries has been, since the Applicable Date or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(h)   Neither such Party nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) or any other transaction requiring disclosure under analogous provisions of Tax Law.

(i)   Neither such Party nor any of its Subsidiaries has taken or agreed to take any action or has any reason to believe that any conditions exist that could prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. As of the date of this Agreement, such Party believes that it will be able to provide, as of the Closing, (a) in the case of Harris, the Harris Tax Representation Letter or (b) in the case of L3, the L3 Tax Representation Letter.

5.15.   Intellectual Property.

(a)   Such Party’s Registered Intellectual Property, to the Knowledge of such Party, is subsisting, valid and enforceable and is not subject to any Governmental Order adversely affecting such Party’s or its Subsidiaries’ use of, or its rights to, such Intellectual Property.

(b)   Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, (i) such Party and its Subsidiaries, each as applicable, exclusively own all right, title and interest to its Company Intellectual Property free and clear of all Encumbrances (except Permitted Encumbrances), and (ii) since the Applicable Date, neither such Party nor any of its Subsidiaries has received any written notice of a claim challenging the validity, enforceability or ownership of any Company Intellectual Property.

(c)   Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, such Party and its Subsidiaries own or have sufficient rights to use all Intellectual Property used in or necessary for the operation of their respective businesses as presently conducted, and all of such rights will survive unchanged after the consummation of the Transactions (provided, that the foregoing will not be read as a representation of non-infringement).

(d)   Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, (i) no Person is infringing, misappropriating or otherwise violating or has since the Applicable Date infringed, misappropriated or otherwise violated, such Party’s Intellectual Property; and (ii) neither such Party nor any of its Subsidiaries has issued or to the Knowledge of such Party, threatened, any written notice or claim (including invitations to take a license) asserting that any such infringement, misappropriation or violation is occurring or has occurred since the Applicable Date.

(e)   Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, (i) the operation of the respective businesses of such Party or any of its Subsidiaries and the development, manufacture, use, sale, commercialization or other exploitation of any product, service or other offering currently provided or under development by such Party or its Subsidiaries does not infringe, misappropriate or violate and has not since the Applicable Date infringed, misappropriated, or otherwise violated any Intellectual Property of any other Person, and (ii) no Person has issued or to the Knowledge of such Party, threatened, any written notice or claim (including invitations to take a license), in each case of this clause (ii), that has been received by such Party or any of its Subsidiaries asserting that any such infringement, misappropriation or violation is occurring or has occurred since the Applicable Date.

(f)   Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, such Party and each of its Subsidiaries has taken commercially reasonable efforts (including executing non-disclosure agreements and executing Intellectual Property assignment agreements with Persons who have created or developed any portion of, or otherwise who would have any Intellectual Property rights in or to, its Company Intellectual Property, and filing for statutory protections, as applicable) to protect and maintain its Company Intellectual Property.

(g)   Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, no material proprietary software owned by such Party or any of its Subsidiaries is subject to any obligation or condition under any license that conditions the distribution of such software on (i) the disclosure, licensing or distribution of any source code included in the Company Intellectual Property (the “Proprietary Code”), (ii) the granting to licensees of the right to make derivative works or other modifications to such Proprietary Code, (iii) the licensing under terms that allow such Proprietary Code or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of law) or (iv) redistribution of such Proprietary Code at no license fee.

(h)   Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, the IT Assets used by such Party or any of its Subsidiaries in the conduct of the business (i) operate and perform in accordance with their documentation and functional specifications and otherwise as required by the business of such Party as presently conducted, (ii) have not malfunctioned or failed since the Applicable Date and (iii) are sufficient for the current needs of the businesses of such Party and its Subsidiaries.

(i)   Such Party and its Subsidiaries have implemented commercially reasonable back up and disaster recovery technology.

(j)   Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, such Party and each of its Subsidiaries have taken commercially reasonable steps, and has implemented commercially reasonable measures designed, to (i) protect the confidentiality, integrity and security of its IT Assets and the information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by any Person, including the implementation of reasonable backup and disaster recovery technology processes consistent with standard industry practice, and (ii) prevent the introduction of disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, no Person has gained unauthorized access to any IT Assets owned, used, or held for use by such Party or any of its Subsidiaries.

(k)   Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, (i) such Party and each of its Subsidiaries has complied with all applicable Laws relating to the collection, storage, use, transfer and any other processing of any Personal Data collected or used by the Party or its Subsidiaries or maintained by any Person having authorized access to such information; and

(ii) such Party and each of its Subsidiaries has, since the Applicable Date, taken all steps reasonably necessary (including implementing and monitoring compliance with adequate measures with respect to technical and physical security) to ensure that all Personal Data is protected against loss and against unauthorized access, use, modification or disclosure, and there has been no unauthorized access to or misuse of such Personal Data.

(l)   Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, the consummation of the Transactions will not result in the loss or impairment of, or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, such Party’s and its Subsidiaries’ ownership of or rights to use or hold for use any material Intellectual Property owned, used, or held for use in the conduct of their respective businesses or any material IT Assets owned, used or held for use by such Party or any of its Subsidiaries.

5.16.   Insurance. All fire and casualty, general liability, business interruption, product liability, sprinkler and water damage, workers’ compensation and employer liability, directors’, officers’ and fiduciaries’ policies and other liability insurance policies (“Insurance Policies”) maintained by such Party or any of its Subsidiaries are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of such Party and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party. Each Insurance Policy is in full force and effect and all premiums due with respect to all Insurance Policies have been paid, and neither such Party nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Insurance Policies, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

5.17.   Material Contracts.

(a)   Except for this Agreement, as of the date hereof, none of such Party or its Subsidiaries is a party to or bound by any Contract (other than, except in the case of Section 5.17(a)(i), any Government Contract, any lease, sublease, rental or occupancy agreement, license or other Contract that, in each case, provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any Real Property, any Benefit Plan or Contract relating to Insurance Policies):

(i)   that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)   that materially limits, curtails or restricts or purports to materially limit, curtail or restrict either (A) the type of business in which such Party or any of its Subsidiaries or Affiliates may engage or the locations in which any of them may so engage in any business or (B) the ability of such Party or any of its Subsidiaries or Affiliates to hire or solicit for hire for employment any individual or group as would be material to such Party and its Subsidiaries or Affiliates, taken as a whole, in each case pursuant to this clause (B) except for (x) Government Contracts and teaming agreements entered into in the Ordinary Course and (y) non-disclosure or confidentiality agreements entered into in connection with potential acquisitions or dispositions;

(iii)   for any joint venture, partnership or similar arrangement, in each case that is material to such Party and its Subsidiaries, taken as a whole (excluding any Government Contract entered into in the Ordinary Course);

(iv)   that is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other agreement providing for or guaranteeing Indebtedness of any Person in excess of $25 million or that becomes due and payable upon, or provides a right of termination or acceleration as a result of, the consummation of the Transactions, other than Contracts between or among or for the benefit of such Party and any of its wholly owned Subsidiaries or between or among any such wholly owned Subsidiaries and Contracts involving credit facilities of less than $10 million for international operations;

(v)   that, to the Knowledge of such Party, includes an indemnification obligation of such Party or any of its Subsidiaries (including any obligations to advance funds for expenses), other than Contracts containing indemnification obligations which would not reasonably be expected to obligate such Party to pay in excess of $25 million;

(vi)   is an acquisition agreement, asset purchase agreement, sale agreement, purchase agreement, stock purchase agreement, put agreement, call agreement or other similar agreement pursuant to which (A) such Party or any of its Subsidiaries would reasonably be expected to be obligated to pay total consideration including assumption of debt after the date of this Agreement in excess of $20 million, (B) any third party has the right to acquire any assets of such Party or any of its Subsidiaries with a fair market value or purchase price of more than $20 million, or (C) any third party has the right to acquire any interests in such Party or any of its Subsidiaries, other than, in the case of clauses (A) and (B), sales of goods or services in the Ordinary Course;

(vii)   between such Party and its Subsidiaries, on the one hand, and such Party’s Affiliates (other than Subsidiaries of such Party) or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K of the SEC;

(viii)   that would, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair such Party’s ability to consummate the Transactions (other than any such Contract or Contracts which, individually or in the aggregate, cause or result in the requirement to obtain or make the Requisite Regulatory Approvals);

(ix)   that is material to such Party and its Subsidiaries, taken as a whole, and was not negotiated and entered into on an arm’s-length basis, other than agreements between such Party and its wholly owned Subsidiaries or between wholly owned Subsidiaries of such Party; or

(x)   that contains any standstill provision in respect of any company with a valuation in excess of $1 billion to which such Party or any of its Subsidiaries is subject or a beneficiary thereof (other than any Contract with any other Party, including the Confidentiality Agreement).

Each such Contract described in this Section 5.17(a), together with all Contracts filed as exhibits to such Party’s Reports, is referred to herein as a “Material Contract”.

(b)   A copy of each Material Contract, and any amendments thereto, of such Party or its Subsidiaries entered into prior to the date of this Agreement has been made available to the other Party. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on such Party, (i) each of the Material Contracts is binding on such Party or its Subsidiaries, as the case may be, and to the Knowledge of such Party, each other party thereto, in accordance with its terms and subject to the Bankruptcy and Equity Exception, and is in full force and effect, and (ii) each of such Party and each of its Subsidiaries (to the extent they are party thereto or bound thereby) and, to such Party’s Knowledge, each other party thereto has performed all obligations required to be performed by it under each Material Contract. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on such Party, (A) each of such Party and each of its Subsidiaries is not (with or without notice, lapse of time or both) in breach or default thereunder and, to the Knowledge of such Party, no other party to any Material Contract is (with or without notice, lapse of time or both) in breach or default thereunder, and (B) neither such Party nor any of its Subsidiaries has received written notice from the other party to any Material Contract of any intention to cancel, terminate, materially change the scope of rights and obligations under or not to renew such Material Contract.

5.18.   Government Contracts. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party in the case of Sections 5.18(a) through (e) and (h) through (k):

(a)   Each Party Government Contract was legally awarded, is binding on such Party or its Subsidiaries, as the case may be, and to the Knowledge of such Party, each other party thereto, in accordance with its terms and subject to the Bankruptcy and Equity Exception and is in full force and effect, and no Party Bid is currently the subject of bid or award protest proceedings.

(b)   Since the Applicable Date, such Party and its Subsidiaries have complied with the terms and conditions of each Party Government Contract and Party Bid as required, including all clauses, provisions and requirements incorporated expressly by reference or by operation of Law therein.

(c)   All representations, certifications and disclosures made by such Party and its Subsidiaries with respect to any Party Government Contract or Party Bid were current, accurate and complete at the time of disclosure (or have been formally corrected or otherwise finally resolved with the U.S. Government) as of their effective date. Since the Applicable Date, neither the U.S. Government nor any prime contractor or subcontractor has notified such Party or any of its Subsidiaries, in writing or, to such Party’s Knowledge, orally, that such Party or any of its Subsidiaries has, or is alleged to have, breached or violated any Law, representation, certification, disclosure, clause, provision or requirement pertaining to any Party Government Contract and Party Bid. Since the Applicable Date, neither such Party nor any of its Subsidiaries has received written notice from any party to a Party Government Contract of any intention to cancel, terminate, materially change the scope of rights and obligations under such Party Government Contract.

(d)   Neither such Party nor any of its Subsidiaries is subject to any notice of termination for convenience, notice of termination for default, stop work order, cure notice or show cause notice (excluding for this purpose ineligibility to bid on certain Contracts due to generally applicable bidding requirements) (or, in the case of Contracts governed by Laws other than the state or federal Laws of the United States, the functional equivalents thereof, if any) pertaining to any Party Government Contract, and since the Applicable Date no Governmental Entity has, to the Knowledge of such Party, threatened to issue any such notice. Since the Applicable Date, neither such Party nor any of its Subsidiaries has received any written or, to such Party’s Knowledge, oral notice from any Governmental Entity pertaining to any Party Government Contract indicating that it intends to cancel or otherwise adversely modify its relationship with such Party or its Subsidiaries.

(e)   Since the Applicable Date, no written or, to such Party’s Knowledge, oral claim (other than any such claim that has been formally corrected or otherwise finally resolved with the U.S. Government) under the United States civil or criminal False Claims Act, federal or state fraud statutes (as such concept is defined under the state or federal Laws of the United States) has been made or has been pending against such Party or its Subsidiaries in connection with any Government Contract to which such Party or any of its Subsidiaries is a party. Since the Applicable Date, such Party has not received notice of any written or, to such Party’s Knowledge, oral claim under the United States civil or criminal False Claims Act, federal or state fraud statutes (as such concept is defined under the state or federal Laws of the United States) against such Party or its Subsidiaries in connection with any Party Government Contract.

(f)   To the Knowledge of such Party, as of the date of this Agreement, there exists no outstanding asserted disputes or claims for an amount in excess of $25 million between such Party or any of its Subsidiaries, on the one hand, and either the U.S. Government or any prime contractor, subcontractor, vendor or other Person, on the other hand, arising under or relating to any Party Government Contract or Party Bid.

(g)   As of the date of this Agreement, there is no Party Government Contract that (i) has, or has had in the last twelve (12) months, a negative estimate at completion adjustment, (ii) has, or has had in the last twelve (12) months, an outstanding request for equitable adjustment (or resulting claim) or (iii) is, or has been in the last twelve (12) months, in a loss position, in each case in an amount exceeding $25 million dollars, except as set forth in Section 5.18(g) of such Party’s Disclosure Letter.

(h)   Since the Applicable Date, (A) neither such Party nor any of its Subsidiaries has received any adverse or negative past performance evaluations or ratings in connection with any Party Government Contract by any Governmental Entity and (B) as of the date of this Agreement, no facts exist that would reasonably be expected to result in adverse or negative past performance evaluations or ratings by any Governmental Entity on any Party Government Contract.

(i)   Since the Applicable Date, (i) neither such Party nor any of its Subsidiaries has been the subject of a finding of non-responsibility or ineligibility for government contracting and (ii) neither such Party, any of its Subsidiaries nor any director or officer of such Party or its Subsidiaries has been debarred or suspended, or to the Knowledge of such Party, proposed for a finding of debarment or suspension, from participation in the award of Contracts or subcontracts for or with any Governmental Entity (excluding for this purpose ineligibility to bid on certain Contracts due to generally applicable bidding requirements).

(j)   As of the date of this Agreement, no costs incurred by such Party or any of its Subsidiaries pertaining to any individual Party Government Contract have been proposed for disallowance in a Defense Contract Audit Agency audit report, or deemed finally disallowed, in each case, in writing by a Governmental Entity and in an amount in excess of $25 million, which costs have not been reserved or otherwise reflected in the consolidated financial statements of such Party and its Subsidiaries. As of the date of this Agreement, no payment due to such Party or any of its Subsidiaries pertaining to any Party Government Contract has been withheld or set off, nor has any claim been made to withhold or set off money, in each case, in an amount in excess of $10 million, and such Party and its Subsidiaries are entitled to all progress or other payments received to date with respect thereto.

(k)   Except as set forth in Section 5.18(k) of such Party’s Disclosure Letter:

(i)   Since the Applicable Date, neither such Party nor any of its Subsidiaries, nor any of the respective directors, officers or employees, nor to the Knowledge of such Party, any consultants or agents of such Party or any of its Subsidiaries, is or has been under administrative, civil or criminal investigation, indictment or criminal information by any Governmental Entity with respect to the award or performance of any Party Government Contract, the subject of any actual or, to the Knowledge of such Party, threatened in writing, “whistleblower” or “qui tam” lawsuit, or any audit or, to such Party’s Knowledge, investigation of such Party or any of its Subsidiaries with respect to any alleged irregularity, misstatement or omission arising under or relating to any Party Government Contract.

(ii)   Since the Applicable Date, (A) neither such Party nor any of its Subsidiaries has made any voluntary disclosure to any Governmental Entity with respect to any alleged irregularity, misstatement or omission arising under or relating to a Party Government Contract and (B) neither such Party nor any of its Subsidiaries has made any disclosure under the Federal Acquisition Regulation (“FAR”) mandatory disclosure or payment provisions to any Governmental Entity and as of the date of this Agreement, there are no facts that would require mandatory disclosure under the FAR.

(iii)   Such Party and its Subsidiaries and their respective employees possess all facility and personnel security clearances necessary to perform all Party Government Contracts, and all such security clearances are valid and in full force and effect. Since the Applicable Date, such Party and its Subsidiaries have complied with all security obligations incorporated in any Government Contract to which such Party or any of its Subsidiaries is party and all national security obligations applicable to such Party and its Subsidiaries relating to the safeguarding of and access to classified information, including without limitation, those specified in the National Industrial Security Program Operating Manual, DOD 5220.22-M (February 28, 2006), as amended (the “NISPOM”).

(iv)   Such Party, its Affiliates, its Subsidiaries or other related Persons are not currently limited, prohibited or otherwise restricted from performing or bidding for any work or future business opportunities due to “organizational conflicts of interest” (as defined in FAR Subpart 9.5) or Party Government Contract terms or provisions, except pursuant to existing organizational conflicts of interest mitigation plans submitted by such Party or any of its Subsidiaries in connection with any Party Government Contract.

5.19.   Title to Assets. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, (i) such Party has good and marketable title to, or in the case of leased assets, valid leasehold interests in, all of its assets, tangible or intangible, free and clear of any Encumbrances other than Permitted Encumbrances, (ii) such Party owns or leases all tangible personal property used in or necessary to conduct its business as presently conducted by such Party, except for any property, as defined in FAR 45.101, which is currently being provided to such Party by the U.S. Government or a prime contractor under a Government Contract where such Party is a subcontractor, and (iii) each such item of tangible personal property is in all respects in good operating condition and repair, ordinary wear and tear excepted.

5.20.   Real Property.

(a)   Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, with respect to the Owned Real Property of such Party, (i) such Party or one of its Subsidiaries, as applicable, has good and marketable title to such Owned Real Property, free and clear of any Encumbrance except for Permitted Encumbrances, and (ii) there are no outstanding options or rights of first refusal to purchase such Owned Real Property, or any portion thereof or interest therein.

(b)   With respect to the Leased Real Property of such Party, the lease or sublease for such property is valid, legally binding, enforceable and in full force and effect, and none of such Party or any of its Subsidiaries is in breach of or default under such lease or sublease, and no event has occurred, which, with notice, lapse of time or both, would constitute a breach or default by any of such Party or its Subsidiaries or permit termination, modification or acceleration by any third party thereunder, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

5.21.   Affiliate Transactions. To the Knowledge of such Party, there are not, as of the date hereof, any related party transactions, agreements, arrangements or understandings between such Party or its Subsidiaries, on the one hand, and such Party’s Affiliates (other than wholly owned Subsidiaries of such Party), or other Persons on the other hand, in each case, that would be required to be disclosed by such Party under Item 404 of Regulation S-K under the Securities Act.

5.22.   No Other Representations or Warranties; Non-Reliance. Except for the representations and warranties made by such Party in this Article V and Article VI and, with respect to Harris, the representations and warranties made by Harris with respect to Merger Sub in Article VII, neither such Party nor any other Person makes any express or implied representation or warranty with respect to such Party or any of its Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the Transactions, and such Party expressly disclaims any such other representations or warranties. In particular, without limiting the foregoing, neither such Party nor any other Person makes or has made any representation or warranty to any other Party or any of such other Party’s Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to such Party, any of its Affiliates or any of their respective businesses or (b) any oral or written information made available to any other Party or any of such other Party’s Affiliates or Representatives in the course of their evaluation of such Party, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 5.22 shall limit a Party’s remedies in the event of common law fraud arising from the express representations and warranties made by any other Party in this Article V and Article VI or, with respect to Harris, the representations and warranties made by Harris with respect to Merger Sub in Article VII.

ARTICLE VI

INDIVIDUAL REPRESENTATIONS AND WARRANTIES OF L3 AND HARRIS

Except as set forth in the Reports of L3 or Harris, as applicable, filed with or furnished to the SEC during the period from January 1, 2017 through the Business Day prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the Harris Disclosure Letter or L3 Disclosure Letter delivered to the other Party concurrently with the execution and delivery of this Agreement (it being agreed that for purposes of the representations and warranties set forth in this Article VI, disclosure of any item in any section or subsection of the Harris Disclosure Letter or L3 Disclosure Letter, as applicable, shall be deemed disclosure with respect to any other section or subsection of the Harris Disclosure Letter or L3 Disclosure Letter, as applicable, to which the relevance of such item is reasonably apparent on its face), Harris hereby represents and warrants to L3, in respect of Section 6.1, Section 6.2 and Section 6.3, and L3 hereby represents and warrants to Harris and Merger Sub, in respect of Section 6.4, Section 6.5 and Section 6.6, that:

6.1.   Harris Capital Structure. In the case of Harris, the authorized share capital of Harris consists of 500,000,000 shares of Harris Common Stock, of which 117,637,950 shares (inclusive of 20,862 Harris Restricted Shares) were issued and outstanding as of the close of business on October 10, 2018, and 1,000,000 shares of preferred stock, no par value per share, of Harris (“Harris Preferred Stock”), of which no shares were outstanding as of the date of this Agreement. All of the outstanding shares of Harris Common Stock have been, and all shares of Harris Common Stock to be issued pursuant to this Agreement will be, duly authorized, validly issued, fully paid and nonassessable, and none of the shares of Harris Common Stock to be issued pursuant to this Agreement will be issued in violation of any applicable Laws or any preemptive or similar rights. Harris has no shares of Harris Common Stock or Harris Preferred Stock reserved for issuance, except that, as of October 10, 2018, there were (a) 4,699,580 shares of Harris Common Stock reserved for issuance upon the exercise, settlement and vesting of Harris Options, (b) 468,216 shares of Harris Common Stock reserved for issuance upon the settlement or vesting of Harris RSUs, and (c) 517,307 shares of Harris Common Stock reserved for issuance upon the settlement or vesting of Harris PSUs (assuming achievement of applicable performance goals at target value). As of the close of business on October 10, 2018, there were 119,128.83 Harris DSUs outstanding, with respect to which no shares of Harris Common Stock were reserved for issuance upon the settlement thereof. Section 6.1 of the Harris Disclosure Letter sets forth as of October 10, 2018, a complete and correct list of all outstanding (i) Harris Restricted Shares and Harris Options and (ii) rights of any kind, contingent or accrued, to receive shares of Harris Common Stock or benefits measured in whole or in part by the value of a number of shares of Harris Common Stock granted by Harris (including Harris RSUs, Harris PSUs and Harris DSUs), other than Harris Options, in each case of clauses (i) and (ii), the number of shares of Harris Common Stock issuable thereunder or with respect thereto and the exercise price (if any). Each of the outstanding shares of capital stock or other securities of each of Harris’ Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and each of the outstanding shares of capital stock or other securities of each of Harris’ Significant Subsidiaries is owned by Harris or by a direct or indirect wholly owned Subsidiary of Harris, free and clear of any pledge, lien, charge, option, hypothecation, mortgage, security interest, adverse right, restriction, prior assignment, license, sublicense or any other encumbrance of any kind or nature whatsoever, whether contingent or absolute, or any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing (excluding such transfer restrictions of general applicability as may be provided under the Securities Act, the “blue sky” Laws of the various States of the United States or similar Law of other applicable jurisdictions, an “Encumbrance”, and any action of correlative meaning, to “Encumber”). As of the date of this Agreement, except as set forth in this Section 6.1, there are no outstanding subscriptions, options, warrants, puts, call agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale or transfer by Harris of any equity securities of Harris, nor are there outstanding any securities which are convertible into or exchangeable for any shares of capital stock of Harris and neither Harris nor any of its Subsidiaries has any obligation to issue any additional securities or to pay for or repurchase any securities of Harris. The shares of Harris Common Stock are, and the shares of Harris Common Stock to be issued pursuant to this Agreement will be, registered under the Exchange Act. Since October 10, 2018 and through the date of this Agreement, Harris has not (A) issued any shares of Harris Common Stock (other than upon the exercise or settlement of Harris Options, Harris RSUs, Harris PSUs or Harris DSUs outstanding as of October 10, 2018, or in connection with matching contributions to Harris’ 401(k) Plans in accordance with the terms of the plan documents) or (B) granted any Harris Equity Awards or similar awards. Harris does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Harris on any matter.

6.2.   Harris Recommendation and Fairness. In the case of Harris, the Harris Board has, at a meeting duly called and held at which all directors of Harris were present, duly and unanimously adopted resolutions (a) determining that this Agreement and the Transactions are fair to, and in the best interests of, Harris and the holders of shares of Harris Common Stock, (b) directing that the Share Issuance be submitted to the holders of shares of Harris Common Stock for their approval, and the Charter Amendment be submitted to the holders of shares of Harris Common Stock for their adoption and (c) recommending that the holders of shares of Harris Common Stock vote in favor of the approval of the Share Issuance, and in favor of the adoption of the Charter Amendment (the “Harris Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 8.2(d)(ii). The Harris Board has received the opinion of its financial advisor, Morgan Stanley & Co. LLC, to the effect that, as of the date of such opinion, and subject to the various assumptions, procedures, matters, qualifications and limitations on the scope of the review undertaken by Morgan Stanley & Co. LLC set forth therein, the Exchange Ratio is fair from a financial point of view to Harris.

6.3.   Harris Brokers and Finders. Neither Harris nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Transactions, except that Harris has engaged Morgan Stanley & Co. LLC as its financial advisor, the fees and expenses of which will be paid by Harris.

6.4.   L3 Capital Structure. In the case of L3, the authorized share capital of L3 consists of 300,000,000 shares of L3 Common Stock, of which 78,618,670 shares were issued and outstanding as of the close of business on October 10, 2018, and 50,000,000 shares of preferred stock, par value $0.01 per share (“L3 Preferred Stock”), of which no shares were outstanding as of the date of this Agreement. All of the outstanding shares of L3 Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. L3 has no shares of L3 Common Stock or L3 Preferred Stock reserved for issuance, except that, as of October 10, 2018, there were (a) 1,274,309 shares of L3 Common Stock reserved for issuance upon the exercise, settlement and vesting of outstanding L3 Options, (b) 788,982 shares of L3 Common Stock reserved for issuance upon the settlement or vesting of outstanding L3 RSUs, (c) 104,704 shares of L3 Common Stock reserved for issuance upon the settlement or vesting of outstanding L3 PSUs (assuming achievement of applicable performance goals at target value), (d) 92,538 shares of L3 Common Stock reserved for issuance upon the settlement or vesting of outstanding L3 Deferred Director Awards and (e) 161,087 shares of L3 Common Stock reserved for issuance upon the settlement or vesting of outstanding L3 Other Awards. Section 6.4 of the L3 Disclosure Letter sets forth as of October 10, 2018, a complete and correct list of all outstanding (i) L3 Options and (ii) rights of any kind, contingent or accrued, to receive shares of L3 Common Stock or benefits measured in whole or in part by the value of a number of shares of L3 Common Stock granted by L3 (including L3 RSUs, L3 PSUs, L3 Deferred Director Awards and L3 Other Awards), other than L3 Options and purchase rights under the ESPP, in each case of clauses (i) and (ii), the number of shares of L3 Common Stock issuable thereunder or with respect thereto and the exercise price (if any). Each of the outstanding shares of capital stock or other securities of each of L3’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and each of the outstanding shares of capital stock or other securities of each of L3’s Significant Subsidiaries is owned by L3 or by a direct or indirect wholly owned Subsidiary of L3, free and clear of any Encumbrance. As of the date of this Agreement, except as set forth in this Section 6.4, there are no outstanding subscriptions, options, warrants, puts, call agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale or transfer by L3 of any equity securities of L3, nor are there outstanding any securities which are convertible into or exchangeable for any shares of capital stock of L3 and neither L3 nor any of its Subsidiaries has any obligation to issue any additional securities or to pay for or repurchase any securities of L3. The shares of L3 Common Stock are registered under the Exchange Act. Since October 10, 2018 and through the date of this Agreement, L3 has not (A) issued any shares of L3 Common Stock (other than upon the exercise or settlement of L3 Equity Awards outstanding as of October 10, 2018, or in connection with matching contributions to L3’s 401(k) Plans in accordance with the terms of the plan documents) or (B) granted any L3 Equity Awards or similar awards. L3 does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of L3 on any matter.

6.5.   L3 Recommendation and Fairness. In the case of L3, the L3 Board has, at a meeting duly called and held at which all directors of L3 were present, duly and unanimously adopted resolutions (a) determining that this Agreement and the Transactions are fair to, and in the best interests of, L3 and the holders of shares of L3 Common Stock, (b) approving and declaring advisable this Agreement and the Transactions, including the Merger, (c) directing that this Agreement be submitted to the holders of shares of L3 Common Stock for their adoption, and (d) resolving to recommend that the holders of shares of L3 Common Stock adopt this Agreement (the “L3 Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 8.2(d)(ii). The L3 Board has received the opinion of its financial advisor, Goldman Sachs & Co. LLC, to the effect that, as of the date thereof and based upon and subject to the limitations, qualifications and assumptions set forth therein, the Exchange Ratio is fair from a financial point of view, as of the date of such opinion, to the holders of the outstanding shares of L3 Common Stock (other than Harris and its Affiliates).

6.6.   L3 Brokers and Finders. Neither L3 nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Transactions, except that L3 has engaged Goldman Sachs & Co. LLC as its financial advisor, the fees and expenses of which will be paid by L3.

6.7.   Spin-Off Tax Issues. To the Knowledge of Harris as of the date of this Agreement, neither the merger of Harris Communication Solutions (Indiana), Inc. with and into Exelis Inc. nor any subsequent transaction related to such merger was reasonably likely to result in the application of Section 355(e) of the Code to the distribution of Vectrus, Inc. by Exelis Inc.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES WITH RESPECT TO MERGER SUB

Notwithstanding anything to the contrary in Section 5.22, Harris hereby represents and warrants to L3 that:

7.1.   Organization, Good Standing and Qualification. Merger Sub is a corporation duly organized, validly existing and in good standing under the Law of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.

7.2.   Capital Structure. The authorized share capital of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which have been duly authorized and validly issued, are fully paid and nonassessable and are owned directly by Harris free and clear of any Encumbrance. Since its date of incorporation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

7.3.   Corporate Authority. Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions, subject only to adoption of this Agreement by Harris as the sole stockholder of Merger Sub. This Agreement has been duly executed and delivered by Merger Sub and constitutes a valid and binding agreement of Merger Sub enforceable against Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

7.4.   Non-Contravention. The execution, delivery and performance of this Agreement by Merger Sub does not, and the consummation of the Transactions will not, constitute or result in a breach or violation of, or a default under, the Organizational Documents of Merger Sub.

7.5.   No Other Representations or Warranties; Non-Reliance. Except for the representations and warranties in this Article VII, Harris does not make any express or implied representation or warranty with respect to Merger Sub, or any of its respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the Transactions, and Harris expressly disclaims any such other representations or warranties. Notwithstanding the foregoing, nothing in this Section 7.5 shall limit a Party’s remedies in the event of common law fraud arising from the express representations and warranties made by Harris with respect to Merger Sub in this Article VII.

ARTICLE VIII

COVENANTS

8.1.   Interim Operations.

(a)   L3 and Harris each covenant and agree as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time (unless L3 or Harris, as applicable, shall otherwise approve in writing (which approval shall not be unreasonably withheld, conditioned or delayed)), and except as otherwise expressly contemplated by this Agreement or as required by a Governmental Entity or applicable Law or as set forth in Section 8.1(a) of such Party’s Disclosure Letter, the business of it and its Subsidiaries shall be conducted in all material respects in the Ordinary Course and, to the extent consistent therewith, it and its Subsidiaries shall use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, licensors, licensees, distributors, creditors, lessors, Employees and business associates and keep available the services of its and its Subsidiaries’ present officers, Employees and agents, except as otherwise expressly contemplated by this Agreement or as required by a Governmental Entity or applicable Law. Without limiting the generality of and in furtherance of the foregoing, from the date of this Agreement until the Effective Time, except as otherwise (i) expressly contemplated by this Agreement, (ii) required by a Governmental Entity or applicable Law or the terms of any Material Contract or Benefit Plan existing as of the date of this Agreement, (iii) as approved in writing by the other Party (which approval shall not be unreasonably withheld, conditioned or delayed) or (iv) set forth in Section 8.1(a) of such Party’s Disclosure Letter, each Party, on its own account, shall not and shall cause its Subsidiaries not to:

(i)   make or propose any change to such Party’s Organizational Documents or, except for amendments that would not materially restrict the operations of such Party’s businesses, the Organizational Documents of any of such Party’s Subsidiaries;

(ii)   other than in the Ordinary Course, except for any such transactions among its wholly owned Subsidiaries, (A) merge or consolidate itself or any of its Subsidiaries with any other Person, or (B) restructure, reorganize or completely or partially liquidate;

(iii)   acquire assets outside of the Ordinary Course from any other Person (A) with a fair market value or purchase price in excess of $200 million in the aggregate in any transaction or series of related transactions (including incurring any Indebtedness related thereto), in each case, including any amounts or value reasonably expected to be paid in connection with a future earn-out, purchase price adjustment, release of “holdback” or similar contingent payment obligation, or (B) that would reasonably be expected to prevent, materially delay or materially impair the ability of L3 or Harris, as applicable, to consummate the Transactions, in each case, other than acquisitions of inventory or other goods in the Ordinary Course;

(iv)   issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or Encumbrance of, or otherwise enter into any Contract or understanding with respect to the voting of, any shares of its capital stock or of any of its Subsidiaries (other than the issuance of shares (A) by its wholly owned Subsidiary to it or another of its wholly owned Subsidiaries, (B) in respect of equity-based awards outstanding as of the date of this Agreement, or (C) granted in accordance with Section 8.1(a)(xviii), the ESPP or each Party’s 401(k) Plans, in each of clauses (B) and (C), in accordance with their terms and, as applicable, the plan documents as in effect on the date of this Agreement), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(v)   create or incur any Encumbrance (other than any Permitted Encumbrances) over any material portion of such Party’s and its Subsidiaries’ consolidated properties and assets that is not incurred in the Ordinary Course on any of its assets or any of its Subsidiaries;

(vi)   make any loans, advances, guarantees or capital contributions to or investments in any Person (other than to or from L3 and any of its wholly owned Subsidiaries or to or from Harris and any of its wholly owned Subsidiaries, as applicable, or in accordance with Section 8.1(a)(xviii)) in excess of $50 million in the aggregate;

(vii)   declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned Subsidiary to it or to any other direct or indirect wholly owned Subsidiary); provided, that (A)(1) Harris may make, declare and pay one regular quarterly cash dividend in each quarter of the year ending June 28, 2019 in an amount per share of $0.685 per quarter with a record date consistent with the record date for each quarterly period of the year ended June 29, 2018 and (2) from and after July 1, 2019, Harris may make, declare and pay one regular quarterly cash dividend in each quarter of the year ending June 30, 2020 in an amount per share up to $0.055 higher than the dividend paid for the same quarterly period of the year ended June 28, 2019 and with a record date consistent with the record date for each quarterly period of the year ended June 28, 2019, if, in the case of clauses (1) and (2), Harris provides L3 with written notice of each record date it will select at least twenty (20) Business Days prior to the declaration date in respect of such applicable record date and (B)(1) L3 may make, declare and pay one regular quarterly cash dividend in each quarter of the year ending December 31, 2018 in an amount per share of $0.80 per quarter and with a record date consistent with the record date for each quarterly period of the year ended December 31, 2017 and (2) from and after January 1, 2019, L3 may make, declare and pay one regular quarterly cash dividend in each quarter of the year ending December 31, 2019 in an amount per share up to $0.05 higher than the dividend paid for the same quarterly period of the year ended December 31, 2018 and with a record date consistent with the record date for each quarterly period of the year ended December 31, 2018, if, in the case of clauses (1) and (2), L3 provides Harris with written notice of each record date it will select at least twenty (20) Business Days prior to the declaration date in respect of such applicable record date, in each case, solely to the extent such payment is coordinated pursuant to, and permitted by, Section 8.17;

(viii)   reclassify, split, combine, subdivide or redeem, purchase (through such Party’s share repurchase program or otherwise) or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock, other than with respect to (A) the capital stock or other equity interests of a wholly owned Subsidiary of L3 or Harris, as applicable; (B) net withholding upon the exercise or settlement of equity-based awards outstanding as of the date of this Agreement or granted in accordance with Section 8.1(a)(xviii) in the Ordinary Course and in accordance with their terms and, as applicable, the plan documents as in effect on the date of this Agreement; or (C) such Party’s matching contributions to its 401(k) Plans in the form of capital stock in the Ordinary Course and in accordance with the terms of the plan documents as in effect on the date of this Agreement;

(ix)   except to the extent expressly provided by, and consistent with, Section 8.1(a)(ix) of such Party’s Disclosure Letter, make or authorize any payment of, or accrual or commitment for, capital expenditures, except any such expenditure (A) to the extent reasonably necessary to avoid a material business interruption as a result of any act of God, war, terrorism, earthquake, fire, hurricane, storm, flood, civil disturbance, explosion, partial or entire failure of utilities or IT Assets, or any other similar cause not reasonably within the control of such Party or its Subsidiaries, (B) not in excess of $50 million in the aggregate during any consecutive twelve (12) month period (other than capital expenditures within the thresholds set forth in Section 8.1(a)(ix) of such Party’s Disclosure Letter), or (C) expenditures that such Party reasonably determines are necessary to maintain the safety and integrity of any asset or property in response to any unanticipated and subsequently discovered events, occurrences or developments (provided that L3 or Harris, as applicable, will use its reasonable best efforts to consult with the other Party prior to making or agreeing to any such capital expenditure);

(x)   other than in the Ordinary Course, enter into any Contract that would have been a Material Contract had it been entered into prior to this Agreement or amend, modify, supplement, waive, terminate, assign, convey, Encumber or otherwise transfer, in whole or in part, rights or interest pursuant to or in any Material Contract other than (A) expirations of any such Contract in the Ordinary Course in accordance with the terms of such Contract, or (B) non-exclusive licenses, covenants not to sue, releases, waivers or other rights under Intellectual Property owned by L3 and its Subsidiaries or Harris or any of its Subsidiaries, as applicable, in each case, granted in the Ordinary Course;

(xi)   other than in the Ordinary Course or with respect to amounts that are not material to such Party and its Subsidiaries, taken as a whole, cancel, modify or waive any debts or claims held by it or any of its Subsidiaries or waive any rights held by it or any of its Subsidiaries;

(xii)   settle or compromise, or offer or propose to settle or compromise any material Proceeding, including before a Governmental Entity, except in accordance with the parameters set forth in Section 8.1(a)(xii) of such Party’s Disclosure Letter; provided that no such settlement or compromise, or offer in respect thereof, may involve any injunctive or other non-monetary relief which, in either case, imposes any material restrictions on the business operations of such Party and its Subsidiaries or Affiliates;

(xiii)   make any changes with respect to its material accounting policies or procedures, except as required by changes to GAAP;

(xiv)   other than in the Ordinary Course, make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any Tax Return other than on a basis consistent with past practice, enter into any material closing agreement with respect to Taxes, settle any material Tax claim, audit, assessment or dispute, surrender any right to claim a refund of a material amount of Taxes, or agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Tax;

(xv)   transfer, sell, lease, divest, cancel or otherwise dispose of, or permit or suffer to exist the creation of any Encumbrance upon, any assets (tangible or intangible), product lines or businesses material to it and its Subsidiaries, taken as a whole, including capital stock of any of its Subsidiaries, except in connection with (A) sales of goods or services provided in the Ordinary Course, (B) sales of obsolete assets, and (C) sales, leases, licenses or other dispositions of assets (not including services) with a fair market value not in excess of $100 million in the aggregate other than pursuant to Material Contracts or Party Government Contracts in effect prior to the date of this Agreement, or entered into after the date of this Agreement in accordance with this Agreement;

(xvi)   cancel, abandon or otherwise allow to lapse or expire any Intellectual Property that is material to the businesses of L3 and its Subsidiaries or Harris and its Subsidiaries, as applicable, taken as a whole, as each are currently conducted;

(xvii)   amend or fail to comply with L3’s and its Subsidiaries’ or Harris’ and its Subsidiaries’ or, as applicable, privacy and security policies, or alter the operation or security of any IT Assets owned, used or held for use in the operation of L3’s and its Subsidiaries’ or Harris’ and its Subsidiaries’ businesses, as applicable, in each case, in a manner that would be materially less protective of any confidential or proprietary information that is owned by or in the possession or control of L3 or any of its Subsidiaries or Harris or any of its Subsidiaries, as applicable, including any information stored on or processed by such IT Assets;

(xviii)   increase or change the compensation or benefits payable to any Employee other than in the Ordinary Course, provided that, notwithstanding the foregoing, except as expressly disclosed in Section 8.1(a)(xviii) of such Party’s Disclosure Letter or pursuant to a L3 Benefit Plan or Harris Benefit Plan, as applicable, in effect as of the date of this Agreement, the Parties shall not: (A) grant any new long-term incentive or equity-based awards, or amend or modify the terms of any such outstanding awards under any L3 Benefit Plan or Harris Benefit Plan, as applicable; (B) grant any transaction or retention bonuses; (C) increase or change the compensation or benefits payable to any executive officer (other than changes in benefits that are generally applicable to all salaried Employees in the particular geographic region and that are made in the Ordinary Course); (D) increase or change the severance terms applicable to any Employee, except that both Parties may pay severance benefits in amounts that would not exceed the levels that would be payable under Harris’ Severance Pay Plan; or (E) terminate the employment of any executive officer (other than for cause) or hire any new executive officer (other than as a replacement hire receiving substantially similar terms of employment);

(xix)   become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization, in each case, other than in the Ordinary Course;

(xx)   incur any Indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security) or guarantee any such Indebtedness, except for (A) Indebtedness for borrowed money incurred in the Ordinary Course under L3’s or Harris’, as applicable, revolving credit facilities and other lines of credit existing as of the date of this Agreement, (B) guarantees by L3 or any wholly owned Subsidiary of L3 of Indebtedness of L3 or any other wholly owned Subsidiary of L3, (C) guarantees by Harris or any wholly owned Subsidiary of Harris of Indebtedness of Harris or any other wholly owned Subsidiary of Harris, (D) Indebtedness incurred in connection with a refinancing or replacement of existing Indebtedness (but in all cases which refinancing or replacement shall not increase the aggregate amount of Indebtedness permitted to be outstanding thereunder and in each case on customary commercial terms consistent in all material respects with the Indebtedness being refinanced or replaced), (E) Indebtedness incurred pursuant to letters of credit, performance bonds or other similar arrangements in the Ordinary Course, (F) interest, exchange rate and commodity swaps, options, futures, forward contracts and similar derivatives or other hedging Contracts (1) not entered for speculative purposes and (2) entered into in the Ordinary Course and in compliance with its risk management and hedging policies or practices in effect on the date of this Agreement or (G) Indebtedness incurred by mutual agreement of the Parties in accordance with Section 8.8; or

(xxi)   agree or commit to do any of the foregoing.

(b)   Nothing contained in this Agreement shall give L3 or Harris, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time. Prior to the Effective Time, each Party will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations. Notwithstanding anything in this Agreement to the contrary, no consent of L3 or Harris shall be required with respect to any matter set forth in this Section 8.1 or elsewhere in this Agreement to the extent that the requirement of such consent would, upon the advice of outside antitrust legal counsel, violate applicable Antitrust Law. Nothing in this Agreement, including any of the actions, rights or restrictions set forth herein, will be interpreted in such a way as to require compliance by any Party if such compliance would result in the violation of any rule, regulation or policy of any applicable Law.

8.2.   Acquisition Proposals; Change of Recommendation.

(a)   No Solicitation. Except as expressly permitted by this Section 8.2, L3 and Harris each shall not, and none of their respective Subsidiaries shall, and shall use their respective reasonable best efforts to cause their and their respective Subsidiaries’ directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (such directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”) not to, directly or indirectly:

(i)   initiate, solicit, propose, knowingly encourage (including by way of furnishing information) or knowingly take any action designed to facilitate any inquiry regarding, or the making of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to, an Acquisition Proposal (other than discussions solely to clarify whether such proposal or offer constitutes an Acquisition Proposal);

(ii)   engage in, continue or otherwise participate in any discussions with or negotiations relating to, or otherwise cooperate in any way with, any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than to state that the terms of this provision prohibit such discussions or negotiations, or discussions solely to clarify whether such proposal or offer constitutes an Acquisition Proposal);

(iii)   provide any nonpublic information to any Person in connection with any Acquisition Proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal; or

(iv)   otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal.

(b)   Exceptions. Notwithstanding anything in Section 8.2(a) to the contrary, prior to the time, but not after, in the case of L3, the Requisite L3 Vote is obtained or, in the case of Harris, the Requisite Harris Vote is obtained, in response to an unsolicited, bona fide written Acquisition Proposal received after the date of this Agreement (that did not arise from or in connection with a breach of the obligations set forth in this Section 8.2), L3 or Harris, as applicable, may:

(i)   provide information in response to a request therefor (including nonpublic information regarding it or any of its Subsidiaries) to the Person who made such Acquisition Proposal, provided that such information has previously been made available to, or is made available to, L3 or Harris, as applicable, prior to or concurrently with the time such information is made available to such Person and that, prior to furnishing any such information, L3 or Harris, as applicable, receives from the Person making such Acquisition Proposal an executed confidentiality agreement with terms that are not less restrictive to the other party than the terms in the Confidentiality Agreement are on L3 or Harris, as applicable; provided, however, that if the Person making such Acquisition Proposal is a known competitor of L3 or Harris, as applicable, L3 or Harris, as applicable, shall not provide any commercially sensitive nonpublic information to such Person in connection with any actions permitted by this Section 8.2(b) other than in accordance with customary “clean room” or other similar procedures designed to limit the disclosure of competitively sensitive information; and

(ii)   participate in any discussions or negotiations with any such Person regarding such Acquisition Proposal;

in each case, if, and only if, prior to taking any action described in clauses (i) or (ii) above, the L3 Board or the Harris Board, as applicable, determines in good faith after consultation with its outside legal counsel that (A) based on the information then available and after consultation with its financial advisor, such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal and (B) failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

(c)   Notice of Acquisition Proposals. L3 and Harris each shall promptly (and, in any event, within twenty-four (24) hours) give notice to the other Party if (i) any inquiries, proposals or offers with respect to an Acquisition Proposal are received by, (ii) any information is requested in connection with any Acquisition Proposal from, or (iii) any discussions or negotiations with respect to an Acquisition Proposal are sought to be initiated or continued with, it or any of its Representatives, setting forth in such notice the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, complete copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep the other Party informed, on a current basis (and, in any event, within twenty-four (24) hours), of the status and material terms of any such proposals or offers (including any material amendments thereto) and the status of any such discussions or negotiations, including any change in its intentions as previously notified.

(d)   No Change of Recommendation.

(i)   Except as permitted by Section 8.2(d)(ii) and Section 8.2(e), each of the L3 Board and the Harris Board, including any committee thereof, agrees it shall not:

(A)   withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the L3 Recommendation or the Harris Recommendation, as applicable, in a manner adverse to L3 or Harris, as applicable;

(B)   fail to include the L3 Recommendation or the Harris Recommendation, as applicable, in the Proxy/Prospectus;

(C)   fail to (x) reaffirm the L3 Recommendation or Harris Recommendation, as applicable, and (y) recommend against acceptance of a tender or exchange offer by its stockholders pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of L3 Common Stock or Harris Common Stock, as applicable (other than by L3 or an Affiliate of L3 or Harris or an Affiliate of Harris, as applicable), in each case, within ten (10) Business Days after the commencement of such tender offer or exchange offer (or, if earlier, prior to the L3 Stockholders Meeting or Harris Stockholders Meeting, as applicable);

(D)   approve or recommend, or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 8.2(b) entered into in compliance with Section 8.2(b)) relating to any Acquisition Proposal (an “Alternative Acquisition Agreement”, and any of the actions set forth in the foregoing clauses (A), (B), (C) and (D), a “Change of Recommendation”); or

(E)   cause or permit L3 or Harris, as applicable, to enter into an Alternative Acquisition Agreement.

(ii)   Notwithstanding anything in this Agreement to the contrary, prior to the time, in the case of L3, the Requisite L3 Vote is obtained or, in the case of Harris, the Requisite Harris Vote is obtained, the L3 Board or the Harris Board, as applicable, may effect a Change of Recommendation if (A)(1) an unsolicited, bona fide written Acquisition Proposal received after the date of this Agreement that did not arise from or in connection with a breach of the obligations set forth in Section 8.2(a) is received by L3 or Harris, as applicable, and is not withdrawn, and the L3 Board or the Harris Board, as applicable, determines in good faith, after consultation with its outside legal counsel and its financial advisor that such Acquisition Proposal constitutes a Superior Proposal or (2) an Intervening Event has occurred, and (B) the L3 Board or Harris Board, as applicable, determines in good faith, after consultation with its outside legal counsel and its financial advisor, that failure to effect a Change of Recommendation in response to such Superior Proposal or Intervening Event, as applicable, would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that a Change of Recommendation may not be made unless and until L3 has given Harris or Harris has given L3, as applicable, written notice of such action and the basis therefor four (4) Business Days in advance, which notice shall set forth in writing that the L3 Board or the Harris Board, as applicable, intends to consider whether to take such action and (x) in the case of a Superior Proposal, comply in form, substance and delivery with the provisions of Section 8.2(c) and (y) in the case of an Intervening Event, include a reasonably detailed description of such Intervening Event (such notice, the “Board Recommendation Notice”). After giving such Board Recommendation Notice and prior to effecting such Change of Recommendation, L3 or Harris, as applicable, shall negotiate in good faith with the other Party (to the extent the other Party wishes to negotiate), to make such revisions to the terms of this Agreement as would permit the L3 Board or the Harris Board, as applicable, not to effect a Change of Recommendation in response thereto. At the end of the four (4) Business Day period, prior to and as a condition to taking action to effect a Change of Recommendation, the L3 Board or the Harris Board, as applicable, shall take into account any changes to the terms of this Agreement proposed in writing by the other Party and any other information offered by the other Party in response to the Board Recommendation Notice, and shall have determined in good faith after consultation with its outside legal counsel and its financial advisor that (I) in the case of a Superior Proposal, such Superior Proposal would continue to constitute a Superior Proposal and, in the case of an Intervening Event, that such Intervening Event remains in effect and (II) the failure to effect a Change of Recommendation in response to such Superior Proposal or Intervening Event, as applicable, would be inconsistent with the directors’ fiduciary duties under applicable Law, in each case, if such changes offered in writing by the other Party were to be given effect. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of Section 8.2(c) and this Section 8.2(d)(ii) except that references in this Section 8.2(d)(ii) to “four (4) Business Days” shall be deemed to be references to “two (2) Business Days.”

(e)   Certain Permitted Disclosure. Nothing contained in this Section 8.2 shall prohibit L3 or Harris, as applicable, from (i) complying with its disclosure obligations under United States federal or state Law with regard to an Acquisition Proposal or (ii) making any “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act; provided, however, that neither Harris nor L3 may effect a Change of Recommendation except in accordance with Section 8.2(d)(ii).

(f)   Existing Discussions. L3 and Harris each shall, and shall cause their respective Subsidiaries and shall use its reasonable best efforts to cause their respective Representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, or proposal that would reasonably be expected to lead to an Acquisition Proposal. L3 and Harris, as applicable, shall promptly deliver a written notice to each such Person providing only that each of L3 and Harris, as applicable, is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal, or proposal or transaction that would reasonably be expected to lead to an Acquisition Proposal, which notice shall also request the prompt return or destruction of all confidential information concerning L3 and any of its Subsidiaries or Harris and any of its Subsidiaries, as applicable, heretofore furnished to such Person by or on behalf of L3 or Harris, as applicable, or any of their respective Subsidiaries, as applicable. L3 and Harris, as applicable, will promptly terminate all physical and electronic data access previously granted to such Persons.

(g)   Standstill Provisions. During the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article X and the Effective Time, L3 and Harris, as applicable, shall not terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which L3 and Harris, as applicable, or any of their respective Subsidiaries is a party and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof.

8.3.   Proxy/Prospectus Filing; Information Supplied.

(a)   As promptly as practicable after the date of this Agreement, L3 and Harris shall prepare and file with the SEC the joint proxy statement relating to the L3 Stockholders Meeting and the Harris Stockholders Meeting (as amended or supplemented from time to time, the “Proxy/Prospectus”), and Harris shall prepare and file with the SEC, Harris’ registration statement on Form S-4 (as amended or supplemented from time to time, the “Registration Statement”, with the Proxy/Prospectus constituting a part thereof). L3 and Harris each shall use its reasonable best efforts to respond promptly to comments from the SEC and have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, to promptly thereafter mail the Proxy/Prospectus (including the Registration Statement) to the respective stockholders of each of L3 and Harris, and to maintain the effectiveness of the Registration Statement for as long as necessary to consummate the Transactions.

(b)   Each of L3 and Harris shall promptly notify the other of the receipt of all comments from the SEC and of any request by the SEC for any amendment or supplement to the Registration Statement or the Proxy/Prospectus or for additional information and shall promptly provide to the other copies of all correspondence between it or any of its Representatives and the SEC with respect to the Registration Statement or Proxy/Prospectus. Each of Harris and L3 shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Registration Statement, the issuance of any stop order relating thereto or the suspension of the qualification of shares of Harris Common Stock for offering or sale in any jurisdiction, and each of Harris and L3 shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Harris shall also use its reasonable best efforts to take any other action (other than qualifying to do business in any jurisdiction in which it is not so qualified on the date of this Agreement) required to be taken under any applicable securities Laws, rules or regulations in connection with the Transactions, the issuance of shares of Harris Common Stock pursuant to this Agreement and the treatment of L3 Options and other L3 Equity Awards pursuant to Section 2.4, and L3 shall furnish all information concerning L3 and the holders of L3 Common Stock, L3 and other L3 Equity Awards as may be reasonably requested in connection with any such action.

(c)   Each of L3 and Harris agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Proxy/Prospectus and any amendment or supplement thereto will, at the date of mailing to the stockholders of L3 and Harris and at the times of the L3 Stockholders Meeting and Harris Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. L3 and Harris will cause the Proxy/Prospectus and Harris will cause the Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder. If, at any time prior to the Effective Time, either Party obtains knowledge of any information pertaining to it or previously provided by it for inclusion in the Registration Statement or the Proxy/Prospectus that would require any amendment or supplement to the Registration Statement or the Proxy/Prospectus so that any of such documents would not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, such Party shall promptly advise the other Party and the Parties shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy/Prospectus and the Registration Statement and, as required by applicable Law, in disseminating the information contained in such amendment or supplement to the L3 stockholders and the Harris stockholder.

(d)    Each of L3 and Harris will provide their respective legal counsel with a reasonable opportunity to review and comment on drafts of the Proxy/Prospectus, the Registration Statement, responses to any comments from the SEC with respect thereto, and other documents related to the L3 Stockholders Meeting, the Harris Stockholders Meeting or the issuance of the shares of Harris Common Stock in respect of the Merger, prior to filing such documents with the applicable Governmental Entity and mailing such documents to the stockholders of L3 and Harris, as applicable. Each Party will include in the Proxy/Prospectus, the Registration Statement and such other documents related to the L3 Stockholders Meeting, the Harris Stockholders Meeting or the issuance of the shares of Harris Common Stock in respect of the Merger with all comments reasonably and promptly proposed by the other Party or its legal counsel and each agrees that all information relating to Harris and its Subsidiaries included in the Proxy/Prospectus and the Registration Statement shall be in form and content satisfactory to Harris, acting reasonably, and all information relating to L3 and its Subsidiaries included in the Proxy/Prospectus and the Registration Statement shall be in form and content satisfactory to L3, acting reasonably. Notwithstanding the foregoing, the provisions of this Section 8.3(d) shall (i) not apply with respect to information relating to Change of Recommendation and (ii) in respect of documents filed by a Party that are incorporated by reference in the Registration Statement or Proxy/Prospectus, apply only with respect to the information relating to the other Party or the other Party’s business, financial condition or results of operations or the Combined Company.

8.4.   Stockholders Meetings.

(a)   L3 will take, in accordance with applicable Law and its Organizational Documents, all action necessary to convene the L3 Stockholders Meeting as promptly as practicable after the Registration Statement is declared effective, and in any event (to the extent permitted by applicable Law) within thirty (30) Business Days thereafter to consider and vote upon the adoption of this Agreement and to cause such vote to be taken, and shall not postpone or adjourn such meeting except to the extent required by Law, in accordance with Section 8.4(c), or if, as of the time for which the L3 Stockholders Meeting was originally scheduled (as set forth in the Proxy/Prospectus), there are insufficient shares of L3 Common Stock represented (either in person or by proxy) and voting to adopt this Agreement or to constitute a quorum necessary to conduct the business of the L3 Stockholders Meeting. L3 shall, subject to the right of the L3 Board to effect a Change of Recommendation in accordance with Section 8.2(d)(ii), use reasonable best efforts to solicit from the stockholders of L3 proxies in favor of the proposal to adopt this Agreement and to secure the Requisite L3 Vote (it being understood that the foregoing shall not require the L3 Board to recommend in favor of the adoption of this Agreement, if a Change of Recommendation has been effected in accordance with Section 8.2(d)(ii)).

(b)   Harris will take, in accordance with applicable Law and its Organizational Documents, all action necessary to convene the Harris Stockholders Meeting as promptly as practicable after the Registration Statement is declared effective, and in any event (to the extent permitted by applicable Law) within thirty (30) Business Days thereafter to consider and vote upon the issuance of shares of Harris Common Stock in the Merger and the approval of the Charter Amendment and to cause such vote to be taken, and shall not postpone or adjourn such meeting except to the extent required by Law, in accordance with Section 8.4(c) or if, as of the time for which the Harris Stockholders Meeting was originally scheduled (as set forth in the Proxy/Prospectus), there are insufficient shares of Harris Common Stock represented (either in person or by proxy) and voting to approve the Share Issuance or the Charter Amendment, as applicable, to constitute a quorum necessary to conduct the business of the Harris Stockholders Meeting. Harris shall, subject to the right of the Harris Board to effect a Change of Recommendation in accordance with Section 8.2(d)(ii), use reasonable best efforts to solicit from the stockholders of Harris proxies in favor of the Share Issuance and the Charter Amendment and to secure the Requisite Harris Vote (it being understood that the foregoing shall not require the Harris Board to recommend in favor of the Share Issuance and the Charter Amendment, if a Change of Recommendation has been effected in accordance with Section 8.2(d)(ii)).

(c)   L3 and Harris shall cooperate to schedule and convene the L3 Stockholders Meeting and the Harris Stockholders Meeting on the same date. L3 and Harris each agrees (i) to provide the other reasonably detailed periodic updates concerning proxy solicitation results on a timely basis (including, if requested, promptly providing daily voting reports in the last ten (10) days prior to the applicable stockholder meeting) and (ii) to give written notice to the other Party one (1) day prior to the L3 Stockholders Meeting or the Harris Stockholders Meeting, as applicable, and on the day of, but prior to the L3 Stockholders Meeting or the Harris Stockholders Meeting, as applicable, indicating whether as of such date sufficient proxies representing the Requisite L3 Vote or the Requisite Harris Vote, as applicable, have been obtained. Notwithstanding the foregoing, if, on a date that is two (2) Business Days prior to the date the L3 Stockholders Meeting or the Harris Stockholders Meeting, as applicable, is scheduled (in either case, the “Original Date”), (A) L3 or Harris, as applicable, has not received proxies representing the Requisite L3 Vote or the Requisite Harris Vote, as applicable, whether or not a quorum is present or (B) it is necessary to ensure that any supplement or amendment to the Proxy/Prospectus is required to be delivered, L3 may, or if Harris so requests, shall, or Harris may, or if L3 so requests, shall, postpone or adjourn, or make one or more successive postponements or adjournments of, the L3 Stockholders Meeting or the Harris Stockholders Meeting, as applicable, as long as the date of the L3 Stockholders Meeting or the Harris Stockholders Meeting, as applicable, is not postponed or adjourned more than ten (10) days in connection with any one postponement or adjournment or more than an aggregate of twenty (20) Business Days from the Original Date in reliance on this sentence. In the event that L3 or Harris, as applicable, postpones or adjourns the L3 Stockholders Meeting or the Harris Stockholders Meeting, as applicable, the other Party may postpone or adjourn its stockholders meeting such that the L3 Stockholders Meeting and the Harris Stockholders Meeting are scheduled on the same date.

(d)   Without limiting the generality of the foregoing, each of L3 and Harris agrees that its obligations to hold the L3 Stockholders Meeting and the Harris Stockholders Meeting, as applicable, pursuant to this Section 8.4 shall not be affected by the making of a Change of Recommendation by the L3 Board or the Harris Board, as applicable, and its obligations pursuant to this Section 8.4 shall not be affected by the commencement of or announcement or disclosure of or communication to L3 or Harris, as applicable, of any Acquisition Proposal (including any Superior Proposal) or the occurrence or disclosure of an Intervening Event as to L3 or Harris, as applicable.

(e)   The only matters to be voted upon at the L3 Stockholders Meeting and the Harris Stockholders Meeting are (i) in the case of L3, the Requisite L3 Vote and routine proposals required in connection with such vote and (ii) in the case of Harris, the Requisite Harris Vote and routine proposals required in connection with such vote.

8.5.   Approval of Sole Stockholder of Merger Sub. Promptly following the execution of this Agreement, Harris shall execute and deliver, in accordance with applicable Law and its certificate of incorporation and bylaws, in its capacity as sole stockholder of Merger Sub, a written consent adopting this Agreement.

8.6.   Cooperation; Efforts to Consummate.

(a)   On the terms and subject to the conditions set forth in this Agreement (including Section 8.2), L3 and Harris shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Law to consummate and make effective the Transactions as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable and advisable all documentation to effect all necessary notices, reports and other filings (including by filing no later than twenty (20) Business Days after the date of this Agreement the notification and report form required under the HSR Act) and to obtain as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the Transactions.

(b)   L3 and Harris shall jointly develop and consult with one another on and consider in good faith the views of one another in connection with, all of the information relating to L3 or Harris, as applicable, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Transactions (including the Proxy/Prospectus). Neither L3 nor Harris shall permit any of its officers or other Representatives to participate in any substantive meeting with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the Transactions unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat. Subject to applicable Law, each of L3 and Harris and their respective Subsidiaries shall not agree to any actions, restrictions or conditions with respect to obtaining any consents, registrations, approvals, permits, expirations of waiting periods or authorizations in connection with the Transactions, and neither Party shall directly or indirectly extend any waiting period under the HSR Act or enter into any agreement with a Governmental Entity related to this Agreement or the Transactions, in each case, without the prior written consent of the other Party. In exercising the foregoing rights, each of L3 and Harris shall act reasonably and as promptly as reasonably practicable.

(c)   Without limiting the generality of the undertakings pursuant to this Section 8.6, but on the terms and subject to the conditions set forth in this Agreement, including Section 8.6(d), each of L3 and Harris agree to take or cause to be taken the following actions:

(i)   subject to applicable Law, the prompt provision to each and every federal, state, local or foreign court or Governmental Entity with jurisdiction over enforcement of any applicable Antitrust Law (each, a “Governmental Antitrust Entity”) of non-privileged information and documents requested by any Governmental Antitrust Entity or that are necessary, proper or advisable to permit consummation of the Transactions;

(ii)   the prompt use of its reasonable best efforts to take all reasonably necessary, proper or advisable steps to (A) avoid the entry of, and (B) resist, vacate, modify, reverse, suspend, prevent, eliminate or remove any actual, anticipated or threatened temporary, preliminary or permanent injunction or other order, decree, decision, determination or judgment entered or issued, or that becomes reasonably foreseeable to be entered or issued, in any Proceeding or inquiry of any kind, in the case of each of the foregoing clauses (A) and (B), that would reasonably be expected to delay, restrain, prevent, enjoin or otherwise prohibit or make unlawful the consummation of the Transactions, including the defense through litigation (excluding any appeals) on the merits of any claim asserted in any court, agency or other Proceeding by any person or entity (including any Governmental Antitrust Entity) seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions and the proffer and agreement by L3 or Harris, as applicable, of its willingness to sell, lease, license or otherwise dispose of, or hold separate pending such disposition, and promptly to effect the sale, lease, license, disposal and holding separate of, assets, operations, rights, product lines, licenses, businesses or interests therein of L3 or Harris or either of their respective Subsidiaries (and the entry into agreements with, and submission to orders of, the relevant Governmental Antitrust Entity giving effect thereto) (such sale, lease, license, disposal and holding separate, a “Regulatory Remedy”) if such Regulatory Remedy should be reasonably necessary, proper or advisable so as to permit the consummation of the Transactions on a schedule as close as possible to that contemplated herein.

(d)   Notwithstanding anything in this Section 8.6 to the contrary, neither this Section 8.6 nor the “reasonable best efforts” standard herein shall require, or be construed to require, L3 or Harris or any of their respective Subsidiaries or other Affiliates to (i) waive any of the conditions set forth in Article IX as they apply to such Party, (ii) take, effect or agree to any Regulatory Remedy unless such Regulatory Remedy is conditioned upon the occurrence of the Closing or is effective on or after the Closing or (iii) take, effect or agree to any Regulatory Remedy that individually or in the aggregate with any other Regulatory Remedy to be taken, effected or agreed to, would reasonably be expected to be materially adverse to the condition (financial or otherwise), properties, assets, operations, liabilities or results of operations of L3, Harris and their Subsidiaries (taken as a whole, after giving effect to the Merger), it being understood that for purposes of clause (iii) any proceeds received, or expected to be received, from effecting a Regulatory Remedy shall not be taken into consideration in making such determination.

(e)   For the avoidance of doubt, L3 and Harris shall cooperate with each other and work in good faith in formulating any Regulatory Remedy.

8.7.   Status; Notifications. Subject to applicable Law and as otherwise required by any Governmental Entity, L3 and Harris each shall keep the other apprised of the status of matters relating to completion of the Transactions, including promptly furnishing the other with copies of notices or other communications received by L3 or Harris, as applicable, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to such transactions. L3 and Harris each shall give prompt notice to the other of any change, fact or condition that has had, or would reasonably be expected to have, a Material Adverse Effect on such Party, or of any failure of any condition to the other Party’s obligations to effect the Merger to be satisfied; provided, that the failure to comply with this sentence of this Section 8.7 shall not constitute the failure of any condition set forth in Section 9.2(b) or Section 9.3(b) to be satisfied unless the underlying breach would independently result in the failure of a condition set forth in Section 9.2(b) or Section 9.3(b) to be satisfied; provided, further, that the delivery of any notice pursuant to this sentence of this Section 8.7 shall not limit or otherwise affect the remedies available under this Agreement to the other Party.

8.8.   Financing and Indebtedness. During the period from the date of this Agreement to the Effective Time, the Parties hereto shall cooperate in good faith to mutually determine and implement any necessary, appropriate or desirable arrangements, in anticipation of the consummation of the Transactions contemplated by this Agreement, regarding each Party’s indentures or other documents governing or relating to Indebtedness of the Parties.

8.9.   Information; Access and Reports.

(a)   Subject to applicable Law and the other provisions of this Section 8.9, L3 and Harris each shall (and shall cause its Subsidiaries to), upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy/Prospectus, the Registration Statement or any other statement, filing, notice or application made by or on behalf of Harris, L3 or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions, and shall (and shall cause its Subsidiaries to), upon giving of reasonable notice by the other Party, afford the other Party’s officers and other authorized Representatives reasonable access, during normal business hours following reasonable advance notice throughout the period prior to the Effective Time, to its officers, Employees, agents, Contracts, books and records (including the work papers of such Party’s independent accountants upon receipt of any required consents from such accountants), as well as properties, offices and other facilities, and, during such period, each shall (and shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested.

(b)   The foregoing provisions of this Section 8.9 shall not require and shall not be construed to require either L3 or Harris to permit any access to any of its officers, Employees, agents, Contracts, books or records, or its properties, offices or other facilities, or to permit any inspection, review, sampling or audit, or to disclose or otherwise make available any information that in the reasonable judgment of L3 or Harris, as applicable, would (i) result in the disclosure of any trade secrets of any third parties, competitively sensitive information, information concerning the valuation of L3, Harris or any of their respective Subsidiaries or violate the terms of any confidentiality provisions in any agreement with a third party entered into prior to the date of this Agreement, (ii) result in a violation of applicable Law, including any fiduciary duty, (iii) waive the protection of any attorney-client privilege, (iv) result in the disclosure of any personal information that would expose the Party to the risk of liability or (v) result in the disclosure of classified information or access to cleared facilities in violation of NISPOM. In the event that L3 or Harris, as applicable, objects to any request submitted pursuant to and in accordance with this Section 8.9 and withholds information on the basis of the foregoing clauses (i) through (v), L3 or Harris, as applicable, shall inform the other Party as to the general nature of what is being withheld and L3 and Harris shall use reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of reasonable best efforts to (A) obtain the required consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege. Each of L3 and Harris, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “Outside Counsel Only Material” or with similar restrictions. Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient, or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement between the Parties. All requests for information made pursuant to this Section 8.9 shall be directed to the executive officer or other Person designated by L3 or Harris, as applicable. All information exchanged or made available shall be governed by the terms of the Confidentiality Agreement.

(c)   To the extent that any of the information or material furnished pursuant to this Section 8.9 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege, including those concerning pending or threatened Proceedings, the Parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

(d)   No exchange of information or investigation by Harris or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of L3 set forth in this Agreement, and no investigation by L3 or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of Harris or Merger Sub set forth in this Agreement.

8.10.   Stock Exchange Listing and Delisting. Harris shall use its reasonable best efforts to cause the shares of Harris Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date. Harris and L3 shall cooperate in good faith to identify a ticker symbol for the Combined Company from and after the Closing. Prior to the Closing Date, L3 shall cooperate with Harris and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the shares of L3 Common Stock from the NYSE and the deregistration of the shares of L3 Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

8.11.   Publicity. The initial press release with respect to the Merger and the other transactions contemplated hereby shall be a joint press release and thereafter L3 and Harris shall consult with each other, and provide meaningful opportunity for review and give due consideration to reasonable comment by the other Party, prior to issuing any press releases or otherwise making planned public statements with respect to the Transactions and prior to making any filings with any third party or any Governmental Entity (including the NYSE) with respect thereto, except (i) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of the NYSE, (ii) any consultation that would not be reasonably practicable as a result of requirements of applicable Law, (iii) with respect to any Change of Recommendation made in accordance with this Agreement or L3’s or Harris’ response thereto or any action taken by Harris or the Harris Board or L3 or the L3 Board, as applicable, pursuant to and in accordance with Section 8.2, (iv) in connection with any dispute between the Parties regarding this Agreement or the Transaction or (v) to the extent the content of any such disclosure, announcement or statement is consistent with any previous disclosure, announcement or statement made in accordance with this Agreement. Each of L3 and Harris may make any public statements in response to questions by the press, analysts, investors or those attending industry conferences or analyst or investor conference calls, so long as such statements are not inconsistent with previous statements made jointly by L3 and Harris.

8.12.   Employee Benefits.

(a)   The Parties agree that (i) the Employees of L3 and its Subsidiaries at the Effective Time who continue to remain employed with L3 or its Subsidiaries (the “L3 Continuing Employees”) and (ii) the Employees of Harris and its Subsidiaries at the Effective Time who continue to remain employed with Harris or its Subsidiaries (the “Harris Continuing Employees”) shall, during the period commencing at the Effective Time and ending on December 31, 2019, be provided with base salary or base wage, severance benefit protections, and pension and welfare benefits (subject to those exclusions set forth on Section 8.12(a) of each Party’s Disclosure Letter) that are no less favorable, in the aggregate, than those provided to such L3 Continuing Employees or Harris Continuing Employees, as applicable, immediately prior to the Effective Time; provided, however, that the requirements of this sentence shall not apply to L3 Continuing Employees or Harris Continuing Employees who are covered by a collective bargaining agreement.

(b)   With respect to any Benefit Plan in which any L3 Continuing Employee or Harris Continuing Employee (collectively, the “Continuing Employees”) first becomes eligible to participate on or after the Effective Time, each Party shall use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any of its group health plans to be waived with respect to the other Party’s Continuing Employees and their eligible dependents, (ii) give the other Party’s Continuing Employees credit for the plan year in which the Effective Time occurs (or the plan year in which the Continuing Employee first becomes eligible to participate in the applicable Benefit Plan, if later) towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred during the plan year but prior to the Effective Time (or eligibility date, as applicable), for which payment has been made and (iii) give the other Party’s Continuing Employees service credit for such Continuing Employee’s employment with the other Party for purposes of vesting, benefit accrual and eligibility to participate under each applicable Benefit Plan, as if such service had been performed with such Party, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits (unless otherwise required under applicable Law) or to the extent it would result in a duplication of benefits.

(c)   Prior to making any material written communications to the executive officers of L3 or Harris pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, each Party shall provide the other Party with a copy of the intended communication, the other Party shall have a reasonable period of time to review and comment on the communication, and the relevant party shall consider any such comments in good faith.

(d)   Nothing contained in this Agreement is intended to (i) be treated as an amendment of any particular L3 Benefit Plan or Harris Benefit Plan, (ii) prevent L3, Harris, the Surviving Corporation or any of their Affiliates from amending or terminating any of their respective Benefit Plans in accordance with their terms, (iii) prevent L3, Harris, the Surviving Corporation or any of their Affiliates, after the Effective Time, from terminating the employment of any L3 Continuing Employee or Harris Continuing Employee or (iv) create any third-party beneficiary rights in any Employee of L3, Harris or any of their Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any L3 Continuing Employee or Harris Continuing Employee by L3, Harris, the Surviving Corporation or any of their Affiliates or under any Benefit Plan which L3, Harris, the Surviving Corporation or any of their Affiliates may maintain.

8.13.   Taxation.

(a)   None of Harris, L3 or any of their respective Subsidiaries shall take or cause to be taken, or fail to take, any action, whether before or after the Effective Time, that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(b)   Harris shall use its reasonable best efforts to deliver to Sullivan & Cromwell LLP, counsel to Harris (“Harris’ Counsel”), and Simpson Thacher & Bartlett LLP, counsel to L3 (“L3’s Counsel”), a representation letter dated as of the Closing Date (and, if requested, dated as of the date the Registration Statement shall have been declared effective by the SEC or such other date(s) as determined necessary by counsel in connection with the filing of the Registration Statement or its exhibits) and signed by an officer of Harris, substantially in the form set forth in Section 8.13(b) of the Harris Disclosure Letter (the “Harris Tax Representation Letter”), and L3 shall use its reasonable best efforts to deliver to Harris’ Counsel and L3’s Counsel a representation letter dated as of the Closing Date (and, if requested, dated as of the date the Registration Statement shall have been declared effective by the SEC or such other date(s) as determined necessary by counsel in connection with the filing of the Registration Statement or its exhibits) and signed by an officer of L3, substantially in the form set forth in Section 8.13(b) of the L3 Disclosure Letter (the “L3 Tax Representation Letter”).

(c)   In connection with the satisfaction of the condition set forth in Section 9.2(e), Harris agrees that if Harris receives a Change in Law Opinion from Harris’ Counsel, it shall use reasonable best efforts to obtain a Tax-Free Opinion from an alternative tax counsel of similar standing. In connection with the satisfaction of the condition set forth in Section 9.3(f), L3 agrees that if L3 receives a Change in Law Opinion from L3’s Counsel, it shall use reasonable best efforts to obtain a Tax-Free Opinion from an alternative tax counsel of similar standing. Each of L3 and Harris shall cooperate fully with the alternative tax advisor(s), including by providing the necessary representation letters and other materials reasonably requested by the alternative tax advisor(s). In the event that the alternative tax advisor(s) is unwilling or unable to deliver the required opinion with the requisite level of certainty, and that Harris or L3, as applicable, has used commercially reasonable efforts to obtain such opinion from the alternative tax advisor, then Harris or L3, as applicable, shall not be required to select any other alternative tax advisor.

8.14.   Expenses. Except as otherwise provided in Section 10.5(b) or Section 10.5(c), whether or not the Merger is consummated, all costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the Transactions, including all fees and expenses of its Representatives, shall be paid by the Party incurring such expense, except that (i) expenses incurred in connection with any filing fees in connection with the HSR Act, any other Antitrust Law, the Registration Statement and the printing and mailing of the Proxy/Prospectus and the Registration Statement shall be shared equally by L3 and Harris and (ii) the Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the transactions contemplated in Article III and Harris shall reimburse the Surviving Corporation for such charges and expenses.

8.15.   Indemnification; Directors’ and Officers’ Insurance.

(a)   From and after the Effective Time, Harris shall, and shall cause the Surviving Corporation to, indemnify and hold harmless to the fullest extent L3 would be permitted to do so under applicable Law and L3’s Organizational Documents in effect as of the date of this Agreement, each present and former (determined as of the Effective Time) director and officer of L3 or any of its Subsidiaries or any Person who prior to or at the Effective Time served at the request of L3 or any of its Subsidiaries as a director or officer of another Person in which L3 or any of its Subsidiaries has an equity investment, in each case, when acting in such capacity (the “L3 Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any Proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including in connection with (i) the Transactions, and (ii) actions to enforce this provision or any other indemnification or advancement right of any L3 Indemnified Party, and Harris or the Surviving Corporation shall also advance expenses as incurred to the fullest extent that L3 would have been permitted to do so under applicable Law and L3’s Organizational Documents in effect as of the date of this Agreement; provided that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification. From and after the Effective Time, Harris shall, and shall cause the Surviving Corporation to, indemnify and hold harmless to the fullest extent Harris would be permitted to do so under applicable Law and Harris’ Organizational Documents in effect as of the date of this Agreement, each present and former (determined as of the Effective Time) director and officer of Harris or any of its Subsidiaries or any Person who prior to or at the Effective Time served at the request of Harris or any of its Subsidiaries as a director or officer of another Person in which Harris or any of its Subsidiaries has an equity investment, in each case, when acting in such capacity (the “Harris Indemnified Parties” and, together with the L3 Indemnified Parties, the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any Proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including in connection with (i) the Transactions, and (ii) actions to enforce this provision or any other indemnification or advancement right of any Harris Indemnified Party, and Harris or the Surviving Corporation shall also advance expenses as incurred to the fullest extent that Harris would have been permitted to do so under applicable Law and Harris’ Organizational Documents in effect as of the date of this Agreement; provided that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification.

(b)   Prior to the Effective Time, L3 shall and, if L3 is unable to, Harris shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of L3’s existing directors’ and officers’ insurance policies, and (ii) L3’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of six (6) years from and after the Effective Time (the “Tail Period”) from one or more insurance carriers with the same or better credit rating as L3’s insurance carrier as of the date of this Agreement with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as L3’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the Transactions). If L3 and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Harris shall cause the Surviving Corporation to, continue to maintain in effect for the Tail Period the D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in L3’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Harris shall cause the Surviving Corporation to, purchase comparable D&O Insurance for the Tail Period with terms, conditions, retentions and limits of liability that are substantially the same as provided in L3’s existing policies as of the date of this Agreement. Prior to or as of the Effective Time, Harris shall obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of Harris’ existing directors’ and officers’ insurance policies, and (ii) Harris’ existing fiduciary liability insurance policies, in each case for the Tail Period from one or more insurance carriers with the same or better credit rating as Harris’ insurance carrier as of the date of this Agreement with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as Harris’ existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the Transactions). If Harris for any reason fails to obtain such “tail” insurance policies as of the Effective Time, Harris shall continue to maintain in effect for the Tail Period the D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in Harris’ existing policies as of the date of this Agreement, or Harris shall purchase comparable D&O Insurance for the Tail Period with terms, conditions, retentions and limits of liability that are substantially the same as provided in Harris’ existing policies as of the date of this Agreement.

(c)   Any Indemnified Party wishing to claim indemnification under this Section 8.15, upon learning of any such Proceeding, shall promptly notify Harris thereof in writing, but the failure to so notify shall not relieve Harris or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party. In the event of any Proceeding: (i) Harris or the Surviving Corporation shall have the right to assume the defense thereof (it being understood that by electing to assume the defense thereof, neither Harris nor the Surviving Corporation will be deemed to have waived any right to object to the Indemnified Party’s entitlement to indemnification hereunder with respect thereto or assumed any liability with respect thereto), except that if Harris or the Surviving Corporation elects not to assume such defense or legal counsel or the Indemnified Party advises that there are issues which raise conflicts of interest between Harris or the Surviving Corporation and the Indemnified Party, the Indemnified Party may retain legal counsel satisfactory to them, and Harris or the Surviving Corporation shall pay all reasonable and documented fees and expenses of such legal counsel for the Indemnified Party promptly as statements therefor are received; provided, however, that Harris and the Surviving Corporation shall be obligated pursuant to this Section 8.15(c) to pay for only one firm of legal counsel for all Indemnified Parties in any jurisdiction unless the use of one legal counsel for such Indemnified Parties would present such legal counsel with a conflict of interest (provided that the fewest number of legal counsels necessary to avoid conflicts of interest shall be used); (ii) the Indemnified Parties shall cooperate in the defense of any such matter if Harris or the Surviving Corporation elects to assume such defense, and Harris and the Surviving Corporation shall cooperate in the defense of any such matter if Harris or the Surviving Corporation elects not to assume such defense; (iii) the Indemnified Parties shall not be liable for any settlement effected without their prior written consent if Harris or the Surviving Corporation elects to assume such defense and Harris and the Surviving Corporation shall not be liable for any settlement effected without their prior written consent if Harris or the Surviving Corporation elects not to assume such defense; (iv) Harris and the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnified action of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law; and (v) all rights to indemnification in respect of any such Proceedings shall continue until final disposition of all such Proceedings.

(d)   During the Tail Period, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any L3 Indemnified Party or Harris Indemnified Party as provided in the Organizational Documents of L3 or Harris, as applicable, and its Subsidiaries or any indemnification agreement between such L3 Indemnified Party or Harris Indemnified Party, as applicable, and L3 or Harris, as applicable, or any of its Subsidiaries, in each case, as in effect on the date of this Agreement, shall survive the Transactions unchanged and shall not be amended, restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such L3 Indemnified Party or Harris Indemnified Party, as applicable.

(e)   If Harris or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Harris or the Surviving Corporation shall assume all of the obligations set forth in this Section 8.15.

(f)   The rights of the L3 Indemnified Parties under this Section 8.15 are in addition to any rights such L3 Indemnified Parties may have under the Organizational Documents of L3 or any of its Subsidiaries, or under any applicable Contracts of L3 or Laws. The rights of the Harris Indemnified Parties under this Section 8.15 are in addition to any rights such Harris Indemnified Parties may have under the Organizational Documents of Harris or any of its Subsidiaries, or under any applicable Contracts of Harris or Laws.

(g)   This Section 8.15 is intended to be for the benefit of, and from and after the Effective Time shall be enforceable by, each of the Indemnified Parties, who shall be third-party beneficiaries of this Section 8.15.

8.16.   Takeover Statutes. If any Takeover Statute is or may become applicable to the Transactions, each of L3 and Harris and the Harris Board and L3 Board, respectively, shall grant such approvals and take such actions as are necessary and legally permissible so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.

8.17.   Dividends. L3 shall coordinate with Harris the declaration, setting of record dates and payment dates of dividends on shares of L3 Common Stock, so that holders of shares of L3 Common Stock do not receive dividends on both shares of L3 Common Stock and Harris Common Stock received in the Merger in respect of any calendar quarter or fail to receive a dividend on either shares of L3 Common Stock or Harris Common Stock received in the Merger in respect of any calendar quarter; provided, that the declaration and payment of any dividends on shares of L3 Common Stock shall be subject to applicable Law and the approval of the L3 Board.

8.18.   Section 16 Matters. L3 and Harris, and the L3 Board and the Harris Board (or duly formed committees thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)), shall, prior to the Effective Time, take all such actions as may be necessary or appropriate to cause the Transactions and any other dispositions of equity securities of L3 or Harris (including derivative securities) or acquisitions of shares of Harris Common Stock (including derivative securities) in connection with the Transactions by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to L3 or Harris or will become subject to such reporting requirements with respect to Harris, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Laws.

8.19.   Stockholder Litigation. Each of L3 and Harris shall promptly advise the other Party of any litigation commenced after the date hereof against such Party or any of its directors (in their capacity as such) by any stockholders of such Party (on their own behalf or on behalf of such Party) relating to this Agreement or the Transactions, and shall keep the other Party reasonably informed regarding any such litigation. Each of L3 and Harris shall give the other Party the opportunity to participate in the defense or settlement of any such stockholder litigation, and no such settlement shall be agreed to without the other Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

8.20.   Bylaw Amendment. Prior to the Effective Time, Harris shall take all actions necessary to amend and restate, in accordance with the DGCL and the Organizational Documents of Harris, the bylaws of Harris as set forth in Exhibit B hereto (the “Bylaw Amendment”), such Bylaw Amendment to be effective as of the Effective Time.

ARTICLE IX

CONDITIONS

9.1.   Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction at the Closing or waiver at or prior to the Closing of each of the following conditions:

(a)   L3 Stockholder Approval. The Requisite L3 Vote shall have been obtained in accordance with applicable Law and the certificate of incorporation and bylaws of L3.

(b)   Harris Stockholder Approval. The Requisite Harris Vote shall have been obtained in accordance with applicable Law (including the applicable rules of the NYSE) and the certificate of incorporation and bylaws of Harris.

(c)   Listing. The shares of Harris Common Stock issuable in accordance with this Agreement (including the shares of Harris Common Stock issuable upon the exercise of any Converted L3 Options) shall have been approved for listing on the NYSE, subject to official notice of issuance.

(d)   Government Approvals. (i) The waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been earlier terminated, (ii) all other authorizations, consents, orders, approvals, filings and declarations, and all expirations of waiting periods, required in the jurisdictions listed on Exhibit C shall have been obtained (all authorizations, consents, orders, approvals, filings and declarations and the lapse of all such waiting periods, including under the HSR Act, such jurisdictions being the “Requisite Regulatory Approvals”), and (iii) all such Requisite Regulatory Approvals shall be in full force and effect.

(e)   Laws or Governmental Orders. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Transactions (it being understood and agreed by the Parties that, with respect to any such Law or Governmental Order, only a Governmental Entity of competent jurisdiction in a jurisdiction listed on Exhibit C shall constitute a Governmental Entity of competent jurisdiction for purposes of this Section 9.1(e)) (such Law or Governmental Order, a “Relevant Legal Restraint”).

(f)   Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued and remain in effect, and no Proceedings for that purpose shall have commenced or be threatened in writing by the SEC, unless subsequently withdrawn.

9.2.   Conditions to Obligations of Harris and Merger Sub. The respective obligations of Harris and Merger Sub to effect the Merger are also subject to the satisfaction at the Closing or waiver by Harris at or prior to the Closing of the following conditions:

(a)   Representations and Warranties. (i) Each of the representations and warranties of L3 set forth in Section 5.1 [Organization, Good Standing and Qualification], Section 5.3 [Corporate Authority; Approval], Section 5.12 [Takeover Statutes], Section 6.4 [L3 Capital Structure] and Section 6.6 [L3 Brokers and Finders] shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time); (ii) the representations and warranties of L3 set forth in Section 5.7(b) [Absence of Certain Changes or Events] shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Closing Date; and (iii) each other representation and warranty of L3 set forth in Article V and Article VI shall be true and correct in all respects (without giving effect to any qualification by materiality or Material Adverse Effect contained therein) as of the date of this Agreement and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all respects as of such particular date or period of time), except, in the case of this clause (iii), for any failure of any such representation and warranty to be so true and correct in all respects (without giving effect to any qualification by materiality or Material Adverse Effect contained therein) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to L3.

(b)   Performance of Obligations of L3. L3 shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing.

(c)   No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any change, event, circumstance or development that has had, or is reasonably likely to have, a Material Adverse Effect with respect to L3.

(d)   Certificate. Harris shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of L3, certifying that the conditions set forth in Section 9.2(a), Section 9.2(b) and Section 9.2(c) have been satisfied.

(e)   Harris Tax Opinion. Harris shall have received from L3 the L3 Tax Representation Letter; provided that this condition shall be deemed not to be satisfied if (i) Harris’ Counsel has delivered an opinion (the “Change in Law Opinion”) that, as a result of a change in Law occurring after the date of this Agreement, and based on the representations of officers of Harris in the Harris Tax Representation Letter and on representations of officers of L3 in the L3 Tax Representation Letter, Harris’ Counsel is or would be unable to provide an opinion to the effect that for U.S. federal income Tax purposes the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Tax-Free Opinion”) and (ii) Harris is unable to obtain a Tax-Free Opinion from an alternative tax counsel pursuant to Section 8.13(c).

9.3.   Conditions to Obligation of L3. The obligation of L3 to effect the Merger is also subject to the satisfaction at the Closing or waiver by L3 at or prior to the Closing of the following conditions:

(a)   Representations and Warranties. (i) Each of the representations and warranties of Harris set forth in Section 5.1 [Organization, Good Standing and Qualification], Section 5.3 [Corporate Authority; Approval], Section 5.12 [Takeover Statutes], Section 6.1 [Harris Capital Structure], Section 6.3 [Harris Brokers and Finders], Section 7.1 [Organization, Good Standing and Qualification], Section 7.2 [Capital Structure] and Section 7.3 [Corporate Authority] shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time); (ii) the representations and warranties of Harris set forth in Section 5.7(b) [Absence of Certain Changes or Events] shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Closing Date; and (iii) each other representation and warranty of Harris set forth in Article V, Article VI and Article VII shall be true and correct in all respects (without giving effect to any qualification by materiality or Material Adverse Effect contained therein) as of the date of this Agreement and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all respects as of such particular date or period of time), except, in the case of this clause (iii), for any failure of any such representation and warranty to be so true and correct in all respects (without giving effect to any qualification by materiality or Material Adverse Effect contained therein) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Harris.

(b)   Performance of Obligations of Harris and Merger Sub. Each of Harris and Merger Sub shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing.

(c)   No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any change, event, circumstance or development that has had, or is reasonably likely to have, a Material Adverse Effect with respect to Harris.

(d)   Certificate. L3 shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of Harris, certifying that the conditions set forth in Section 9.3(a), Section 9.3(b) and Section 9.3(c) have been satisfied.

(e)   Combined Company Governance Matters. (i) The Amended Bylaws shall have been duly adopted effective as of the Effective Time and (ii) Harris shall have taken the actions necessary to cause the matters set forth in the first sentence of Section 4.1(c) and the first sentence of Section 4.1(f) to be completed and effective as of the Effective Time.

(f)   L3 Tax Opinion. L3 shall have received from Harris the Harris Tax Representation Letter; provided that this condition shall be deemed not to be satisfied if (i) L3’s Counsel has delivered a Change in Law Opinion that, as a result of a change in Law occurring after the date of this Agreement, and based on the representations of officers of L3 in the L3 Tax Representation Letter and on representations of officers of Harris in the Harris Tax Representation Letter, L3’s Counsel is or would be unable to provide a Tax-Free Opinion and (ii) L3 is unable to obtain a Tax-Free Opinion from an alternative tax counsel pursuant to Section 8.13(c).

ARTICLE X

TERMINATION

10.1.   Termination by Mutual Written Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by mutual written consent of L3 and Harris by action of the Harris Board and the L3 Board.

10.2.   Termination by Either L3 or Harris. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of either the Harris Board or the L3 Board, if:

(a)   the Merger shall not have been consummated by 5:00 p.m. (New York Time) on September 30, 2019 (the “Outside Date”); provided, however, that if (i) the European Commission asserts jurisdiction over the Merger and, prior to Closing, Article 21 of Council Regulation (EC) No. 139/2004 ceases to prevent the competent authorities in the United Kingdom from applying the Antitrust Law of the United Kingdom to the Merger and (ii) the condition to the Closing set forth in paragraph 2 of Exhibit C solely with respect to the United Kingdom and Germany (and in each case only if such jurisdiction constitutes a Requisite Regulatory Approval) has not been satisfied or waived on or prior to September 30, 2019 but all other conditions to Closing set forth in Article IX have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing (so long as such conditions are reasonably capable of being satisfied if the Closing were to occur on the Outside Date)) or waived, the Outside Date may be extended by either Party to (and including) 5:00 p.m. (New York Time) on December 31, 2019, and, if so extended, such date shall be the “Outside Date”; provided, further, that the right to terminate this Agreement pursuant to this Section 10.2(a) shall not be available to any Party that has breached in any material respect any of its representations, warranties, covenants or agreements set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger to be satisfied;

(b)   a Relevant Legal Restraint permanently restraining, enjoining or otherwise prohibiting consummation of the Transactions shall become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 10.2(b) shall not be available to any Party that has breached in any material respect any of its representations, warranties, covenants or agreements set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of the condition set forth Section 9.1(e) [Laws or Governmental Orders] to the consummation of the Merger to be satisfied; or

(c)   (i) if the Requisite L3 Vote shall not have been obtained at the L3 Stockholders Meeting (or, if the L3 Stockholders Meeting has been adjourned or postponed in accordance with this Agreement, at the final adjournment or postponement thereof), in each case, at which a vote on the adoption of this Agreement was taken or (ii) if the Requisite Harris Vote shall not have been obtained at the Harris Stockholders Meeting (or, the Harris Stockholders Meeting has been adjourned or postponed in accordance with this Agreement, at the final adjournment or postponement thereof), in each case, at which a vote on the Share Issuance and the Charter Amendment was taken.

10.3.   Termination by Harris. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Harris Board:

(a)   prior to the time the Requisite L3 Vote is obtained, if:

(i)   after the date an Acquisition Proposal with respect to L3 was publicly announced or disclosed (or any Person shall have publicly announced an intention (whether or not conditional) to make such Acquisition Proposal) the L3 Board fails to affirm the L3 Recommendation within ten (10) Business Days after receipt of a written request from Harris to do so; or

(ii)   the L3 Board shall have made a Change of Recommendation;

(b)   if at any time prior to the Effective Time, there has been a breach by L3 of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions in Section 9.2(a) or Section 9.2(b) would not be satisfied (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty (30) days after the giving of notice thereof by Harris to L3 or (ii) three (3) Business Days prior to the Outside Date); provided, that the right to terminate this Agreement pursuant to this Section 10.3(b) shall not be available if Harris or Merger Sub has breached in any material respect any of its representations, warranties, covenants or agreements set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger not to be satisfied.

10.4.   Termination by L3. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the L3 Board:

(a)   prior to the time the Requisite Harris Vote is obtained, if:

(i)   after the date an Acquisition Proposal with respect to Harris was publicly announced or disclosed (or any Person shall have publicly announced an intention (whether or not conditional) to make such Acquisition Proposal) the Harris Board fails to affirm the Harris Recommendation within ten (10) Business Days after receipt of a written request from L3 to do so; or

(ii)   the Harris Board shall have made a Change of Recommendation;

(b)   if at any time prior to the Effective Time, there has been a breach by Harris or Merger Sub of any their respective representations, warranties, covenants or agreements set forth in this Agreement such that the conditions in Section 9.3(a) or Section 9.3(b) would not be satisfied (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty (30) days after the giving of notice thereof by L3 to Harris or (ii) three (3) Business Days prior to the Outside Date); provided, that the right to terminate this Agreement pursuant to this Section 10.4(b) shall not be available if L3 has breached in any material respect any of its representations, warranties, covenants or agreements set forth in this Agreement in any manner that shall have proximately contributed to occurrence of the failure of a condition to the consummation of the Merger not to be satisfied.

10.5.   Effect of Termination and Abandonment.

(a)   Except to the extent provided in Section 10.5(b) and Section 10.5(c) below, in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article X, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or any of its Representatives or Affiliates); provided, however, and notwithstanding anything in this Agreement to the contrary, (i) no such termination shall relieve any Party of any liability or damages to any other Party resulting from any Willful Breach of this Agreement and (ii) the provisions set forth in Article XI [Miscellaneous and General], Section 8.14 [Expenses], this Section 10.5 [Effect of Termination and Abandonment] and the Confidentiality Agreement shall survive the termination of this Agreement.

(b)   In the event that this Agreement is terminated:

(i)   by either L3 or Harris pursuant to Section 10.2(a) [Outside Date] or Section 10.2(c)(i) [Requisite L3 Vote Not Obtained], or by Harris pursuant to Section 10.3(b) [L3 Material Breach], and, in each case,

(A)   a bona fide Acquisition Proposal with respect to L3 shall have been publicly made directly to the stockholders of L3 or shall otherwise have become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to L3 (and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn without qualification (1) prior to the date of such termination, with respect to any termination pursuant to Section 10.2(a) [Outside Date] or Section 10.3(b) [L3 Material Breach], or (2) prior to the date of the L3 Stockholders Meeting, with respect to termination pursuant to Section 10.2(c)(i) [Requisite L3 Vote Not Obtained]), and

(B)   within twelve (12) months after such termination, (1) L3 or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to any Acquisition Proposal with respect to L3 or (2) there shall have been consummated any Acquisition Proposal with respect to L3 (in each case of clauses (1) and (2), with forty percent (40%) being substituted in lieu of fifteen percent (15%) in each instance thereof in the definition of “Acquisition Proposal”), then immediately prior to or concurrently with the occurrence of either of the events described in the foregoing clauses (B)(1) or (B)(2),

(ii)   by Harris pursuant to Section 10.3(a) [L3 Change of Recommendation], then promptly, but in no event later than three (3) Business Days after the date of such termination, or

(iii)   by either Harris or L3 pursuant to Section 10.2(c)(i) [Requisite L3 Vote Not Obtained] (and, at the time of such termination pursuant to Section 10.2(c)(i) [Requisite L3 Vote Not Obtained], Harris had the right to terminate this Agreement pursuant to Section 10.3(a) [L3 Change of Recommendation]), then promptly, but in no event later than, in the case of such termination by Harris, three (3) Business Days or, in the case of such termination by L3, one (1) Business Day after the date of such termination, L3 shall, in the case of Section 10.5(b)(i), Section 10.5(b)(ii) or Section 10.5(b)(iii), pay the termination fee of $590,000,000 (the “L3 Termination Fee”), to Harris or its designee by wire transfer of immediately available cash funds. In no event shall L3 be required to pay the L3 Termination Fee on more than one occasion.

(c)    In the event that this Agreement is terminated:

(i)   by either L3 or Harris pursuant to Section 10.2(a) [Outside Date] or Section 10.2(c)(ii) [Requisite Harris Vote Not Obtained], or by L3 pursuant to Section 10.4(b) [Harris Material Breach], and, in each case,

(A)   a bona fide Acquisition Proposal with respect to Harris shall have been publicly made directly to the stockholders of Harris or shall otherwise have become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to Harris (and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn without qualification (1) prior to the date of such termination, with respect to any termination pursuant to Section 10.2(a) [Outside Date] or Section 10.4(b) [Harris Material Breach], or (2) prior to the date of the Harris Stockholders Meeting, with respect to termination pursuant to Section 10.2(c)(ii) [Requisite Harris Vote Not Obtained]), and

(B)   within twelve (12) months after such termination, (1) Harris or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to any Acquisition Proposal with respect to Harris or (2) there shall have been consummated any Acquisition Proposal with respect to Harris (in each case of clauses (1) and (2), with forty percent (40%) being substituted in lieu of fifteen percent (15%) in each instance thereof in the definition of “Acquisition Proposal”), then immediately prior to or concurrently with the occurrence of either of the events described in the foregoing clauses (B)(1) or (B)(2),

(ii)   by L3 pursuant to Section 10.4(a) [Harris Change of Recommendation], then promptly, but in no event later than three (3) Business Days after the date of such termination, or

(iii)   by either Harris or L3 pursuant to Section 10.2(c)(ii) [Requisite Harris Vote Not Obtained] (and, at the time of such termination pursuant to Section 10.2(c)(ii) [Requisite Harris Vote Not Obtained], L3 had the right to terminate this Agreement pursuant to Section 10.4(a) [Harris Change of Recommendation]), then promptly, but in no event later than, in the case of such termination by L3, three (3) Business Days or, in the case of such termination by Harris, one (1) Business Day after the date of such termination,

Harris shall, in the case of Section 10.5(c)(i), Section 10.5(c)(ii) or Section 10.5(c)(iii), pay the termination fee of $700,000,000 (the “Harris Termination Fee”), to L3 or its designee by wire transfer of immediately available cash funds. In no event shall Harris be required to pay the Harris Termination Fee on more than one occasion.

(d)    The Parties hereby acknowledge and agree that the agreements contained in this Section 10.5 are an integral part of the Transactions, and that, without these agreements, the other Parties would not enter into this

Agreement; accordingly, if L3 or Harris, as applicable, fails to promptly pay the amount due pursuant to this Section 10.5, and, in order to obtain such payment, Harris or Merger Sub or L3, as applicable, commences a suit that results in a judgment against L3 or Harris, as applicable, for the fees set forth in this Section 10.5 or any portion of such fees, such paying Party shall pay the other Party its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate as published by The Wall Street Journal (in effect on the date such payment was required to be made) from the date such payment was required to be made through the date of payment. Notwithstanding anything in this Agreement to the contrary, the Parties hereby acknowledge and agree that in the event that any termination fee becomes payable by, and is paid by, L3 or becomes payable by, and is paid by, Harris, as applicable, such fee shall be the receiving Party’s sole and exclusive remedy for damages against the other Parties and their respective former, current or futures stockholders, directors, officers, Affiliates, agents or other Representatives for any loss suffered as a result of any breach of any representation, warranty, covenant or agreement set forth in this Agreement or the failure of the Transactions to be consummated; provided, however, that no such payment shall relieve any Party of any liability or damages to any other Party resulting from any Willful Breach of this Agreement.

ARTICLE XI

MISCELLANEOUS AND GENERAL

11.1.   Survival. This Article XI and the agreements of L3, Harris and Merger Sub contained in Article II [Merger Consideration; Effect of the Merger on Capital Stock], Article III [Delivery of Merger Consideration; Procedures for Surrender], Section 4.1 [Combined Company Governance and Additional Matters], Section 8.12 [Employee Benefits], Section 8.13 [Taxation], Section 8.14 [Expenses], and Section 8.15 [Indemnification; Directors’ and Officers’ Insurance] shall survive the consummation of the Merger. All other representations, warranties, covenants and agreements in this Agreement or in any instrument or other document delivered pursuant to this Agreement shall not survive the consummation of the Merger.

11.2.   Amendment; Waiver. Subject to the provisions of applicable Laws and the provisions of Section 8.15 [Indemnification; Directors’ and Officers’ Insurance], at any time prior to the Effective Time, this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment, modification or waiver, by L3, Harris and Merger Sub, or in the case of a waiver, by the Party against whom the waiver is to be effective. The conditions to each of the respective parties’ obligations to consummate the Transactions are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law; provided, however, that any such waiver shall only be effective if made in writing and executed by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

11.3.   Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

11.4.   Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a)   THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b)   Each of the Parties agrees that it shall bring any action or Proceeding in respect of any claim arising under or relating to this Agreement or the Transactions exclusively in the Court of Chancery for the State of Delaware in and for New Castle County, Delaware (or, in the event that such court does not have subject matter jurisdiction over such action or Proceeding, the United States District Court for the District of Delaware) (the “Chosen Court”) and, solely in connection with such claims, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Court, (ii) waives any objection to the laying of venue in any such action or Proceeding in the Chosen Court, (iii) waives any objection that the Chosen Court is an inconvenient forum or do not have jurisdiction over any Party and (iv) agrees that mailing of process or other papers in connection with any such action or Proceeding in the manner provided in Section 11.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE IN CONNECTION WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (I) THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) IT MAKES THIS WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS CONTAINED IN THIS SECTION 11.4(c).

11.5.   Specific Performance. Each of the Parties acknowledges and agrees that the rights of each Party to consummate the Transactions are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, in addition to any other available remedies a Party may have in equity or at Law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement in the Court of Chancery of the State of Delaware without necessity of posting a bond or other form of security. In the event that any action or Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at Law.

11.6.   Notices. All notices, requests, instructions or other communications or documents to be given or made hereunder by any Party to the other Parties shall be in writing and shall be deemed to have been duly given when (a) served by personal delivery or by an internationally recognized overnight courier service upon the Party or Parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by email, provided that the transmission of the email is promptly confirmed by telephone or response email:

If to Harris or Merger Sub:

Harris Corporation
1025 West NASA Boulevard
Melbourne, Florida 32919
Attention:	Scott Mikuen, Senior Vice President, General Counsel and Secretary
Telephone:	(321) 727 9125
E-mail:	Scott.Mikuen@harris.com

With a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attention:	Keith A. Pagnani
Scott B. Crofton
Telephone:	(212) 558 4000
E-mail:	pagnanik@sullcrom.com
croftons@sullcrom.com

If to L3:

L3 Technologies, Inc.
600 Third Ave
New York, NY 10016
Attention:	Ann D. Davidson, Senior Vice President and Chief Legal Officer
Telephone	(212) 805 5266
E-mail:	Ann.Davidson@L3T.com

With a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention:	William E. Curbow
Sebastian Tiller
Telephone:	(212) 455-2000
E-mail:	wcurbow@stblaw.com
stiller@stblaw.com

or to such other Person or addressees as has been designated in writing by the party to receive such notice provided above.

11.7.   Definitions.

(a)   For purposes of this Agreement, the following terms (including, with correlative meaning, their singular and plural variations) shall have the following meanings:

“401(k) Plan” means a Benefit Plan that is a defined contribution plan with a qualified cash or deferred arrangement within the meaning of Section 401 of the Code.

“Acquisition Proposal” means (a) any proposal, offer, inquiry or indication of interest relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving L3 or Harris, as applicable, or any of their respective Subsidiaries and involving, directly or indirectly, fifteen percent (15%) or more of the consolidated net revenues, net income or total assets (it being understood that total assets include equity securities of Subsidiaries of L3 or Harris, as applicable), or (b) any acquisition by any Person or group (as defined under Section 13 of the Exchange Act) resulting in, or any proposal, offer, inquiry or indication of interest that if consummated would result in, any Person or group (as defined under Section 13 of the Exchange Act) becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, fifteen percent (15%) or more of the total voting power or of any class of equity securities of L3 or Harris, as applicable, or fifteen percent (15%) or more of the consolidated net revenues, net income or total assets (it being understood that total assets include equity securities of Subsidiaries) of L3 or Harris, as applicable, in each case of clauses (a) and (b), other than the Transactions.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the HSR Act and all other United States or non-United States antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, Contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, that is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by L3 or Harris or any of their respective Subsidiaries. Benefit Plans include, but are not limited to, “employee benefit plans” within the meaning of ERISA, employment, non-compete and/or non-solicit, consulting, retirement, severance, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, health, welfare, fringe or other benefits or remuneration of any kind.

“Business Day” means any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks in the City of New York are required or authorized by Law to close.

“Company Intellectual Property” means all Intellectual Property owned or purported to be owned by L3 and its Subsidiaries or Harris and its Subsidiaries, as applicable.

“Contract” means any oral or written contract, agreement, lease, license, note, mortgage, indenture, arrangement or other obligation.

“Controlled Group Liability” means any and all liabilities (a) under Title IV of ERISA, (b) under Section 302 of ERISA, (c) under Sections 412 and 4971 of the Code and (d) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

“DTC” means The Depositary Trust Company.

“Effect” means any effect, event, development, change, state of facts, condition, circumstance or occurrence.

“Employee” means any current or former employee, officer, director or independent contractor (who is a natural person) of L3 or Harris or any of their respective Subsidiaries, as applicable.

“Environmental Law” means any Law relating to: (a) the protection, investigation or restoration of the environment, or natural resources, (b) the handling, use, disposal, release or threatened release of any Hazardous Materials or (c) indoor air quality, exposure to Hazardous Materials or electromagnetic emissions, wetlands, pollution, contamination or any injury or threat of injury to persons or property arising from any Hazardous Material.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with L3 or Harris or any of their respective Subsidiaries, as applicable, as a “single employer” within the meaning of Section 414 of the Code.

“ERISA Plans” means each Benefit Plan that is an “employee benefit plans” within the meaning of Section 3(3) of ERISA, excluding “multiemployer plans” within the meaning of Section 3(37) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Shares” means shares of L3 Common Stock owned by Harris, Merger Sub or any other direct or indirect wholly owned Subsidiary of Harris and shares of L3 Common Stock owned by L3 or any direct or indirect wholly owned Subsidiary of L3, in each case excluding any such shares of L3 Common Stock owned by a L3 Benefit Plan or held on behalf of third parties.

“Government Bid” with respect to L3 or Harris, means any offer, quotation, bid or proposal to sell products or services made by such Party or any of its Subsidiaries to any Governmental Entity or any prime contractor which is outstanding as of the date of this Agreement and, if accepted or awarded, would result in a Party Government Contract.

“Government Contract” with respect to L3 or Harris, means any prime contract, subcontract, basic ordering agreement, purchase order, task order, delivery order or change order between such Party or any of its Subsidiaries, and (a) any Governmental Entity, (b) any prime contractor of a Governmental Entity in its capacity as a prime contractor, or (c) any subcontractor with respect to any Contract described in clauses (a) or (b) above. A task, purchase, delivery, change or work order under a Party Government Contract will not constitute a separate Party Government Contract, for purposes of this definition, but will be part of the Party Government Contract to which it relates.

“Governmental Entity” means any United States, non-United States, supranational or transnational governmental (including public international organizations), quasi-governmental, regulatory or self-regulatory authority, agency, commission, body, department or instrumentality or any court, tribunal or arbitrator or other entity or subdivision thereof or other legislative, executive or judicial entity or subdivision thereof, in each case, of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, temporary, preliminary or permanent injunction, decree, ruling, stipulation, determination, or award entered by or with any Governmental Entity.

“Harris Benefit Plan” means any Benefit Plan that is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by Harris or any of its Subsidiaries.

“Harris Directors’ Plans” means the Harris Corporation 1997 Directors’ Deferred Compensation and Annual Stock Unit Award Plan (amended and restated effective January 1, 2006), as amended effective January 1, 2009 and August 28, 2010 and the Harris Corporation 2005 Directors’ Deferred Compensation Plan (amended and restated effective January 1, 2009), as amended effective December 4, 2015 and October 1, 2010).

“Harris Stock Plans” means Harris’ 2015 Equity Incentive Plan and 2005 Equity Incentive Plan, as amended and restated effective August 27, 2010.

“Harris Stockholders Meeting” means the meeting of stockholders of Harris to be held in connection with the Merger, as may be adjourned or postponed from time to time.

“Hazardous Materials” means (a) petroleum, petroleum products and by-products, asbestos and asbestos-containing materials, polychlorinated biphenyls, mold, and radioactive substances and (b) any other chemical, material, substance, waste, pollutant or contaminant that is prohibited or regulated by or pursuant to, any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976.

“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person (a) for borrowed money (including deposits or advances of any kind to such Person); (b) evidenced by bonds, debentures, notes or similar instruments; (c) for capitalized leases or to pay the deferred and unpaid purchase price of property or equipment; (d) pursuant to securitization or factoring programs or arrangements; (e) pursuant to guarantees and arrangements having the economic effect of a guarantee of any Indebtedness of any other Person (other than between or among any of Harris and its wholly owned Subsidiaries or between or among L3 and its wholly owned Subsidiaries); (f) to maintain or cause to be maintained the financing, financial position or covenants of others or to purchase the obligations or property of others; (g) net cash payment obligations of such Person under swaps, options, derivatives and other hedging Contracts or arrangements that will be payable upon termination thereof (assuming termination on the date of determination) or (h) letters of credit, bank guarantees, and other similar Contracts or arrangements entered into by or on behalf of such Person.

“Intellectual Property” means all intellectual property anywhere in the world (whether foreign, state or domestic, registered or unregistered), including: (a) patents and utility models of any kind, patent applications, including provisional applications, statutory invention registrations, inventions, discoveries and invention disclosures (whether or not patented), and all related continuations, continuation-in-part, divisions, reissues, re-examinations, substitutions, and extensions thereof, (b) trademarks, service marks, trade dress, logos, Internet domain names, uniform resource locators, and other similar identifiers of origin, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (c) copyrights, rights under copyrights and industrial designs, including computer software programs, applications, source code and object code, and databases, other compilations of information whether registered or unregistered, and any registrations, renewals and applications for registration thereof, (d) trade secrets and other rights in know-how and confidential or proprietary information, including any technical data, specifications, designs, techniques, processes, methods, inventions, discoveries, software, algorithms and databases and the information contained therein, in each case, to the extent that it qualifies as a trade secret under applicable Law and (e) all other intellectual property rights recognized by applicable Law.

“Intervening Event” means any material Effect that was not known or reasonably foreseeable by L3 or Harris, as applicable, on the date of this Agreement (or, if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable by such board of directors as of the date of this Agreement), which Effect or consequences, as applicable, become known by such board of directors prior to the time L3 receives the Requisite L3 Vote or Harris receives the Requisite Harris Vote, as applicable; provided, that in no event shall any Effect that relates to an Acquisition Proposal or a Superior Proposal or any inquiry or communications relating thereto be taken into account for purposes of determining whether an Intervening Event has occurred.

“IT Assets” means computers, software, firmware, middleware, servers, workstations, routers, hubs, switches, networks, data communications lines and all other information technology equipment and all associated documentation.

“Knowledge” (a) with respect to L3 or any of its Subsidiaries means the actual knowledge of the Persons listed on Section 11.7(a)(i) of the L3 Disclosure Letter and (b) with respect to Harris or any of its Subsidiaries means the actual knowledge of the Persons listed on Section 11.7(a)(i) of the Harris Disclosure Letter.

“L3 Benefit Plan” means any Benefit Plan that is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by L3 or any of its Subsidiaries.

“L3 Pro Ration Factor” means the quotient of (a) the number of completed months in the performance period applicable to such L3 PSU, measured as of the Effective Time, divided by (b) thirty-six (36).

“L3 Stock Plans” means L3’s 2008 Long Term Performance Plan, as amended and restated through December 31, 2016, and 2008 Directors Stock Incentive Plan.

“L3 Stockholders Meeting” means the meeting of stockholders of L3 to be held in connection with the Merger, as may be adjourned or postponed from time to time.

“Laws” means any federal, state, local, foreign, international or transnational law, statute, ordinance, common law, rule, regulation, standard, judgment, determination, order, writ, injunction, decree, arbitration award, treaty, agency requirement, authorization, license or permit of any Governmental Entity.

“Leased Real Property” with respect to L3 or Harris, means all leasehold or subleasehold estates and other rights to use and occupy any land, buildings, structures, improvements, fixtures or other interest in Real Property held by L3 and any of its Subsidiaries or Harris and any of its Subsidiaries, as applicable.

“Licenses” means all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity.

“Material Adverse Effect” with respect to L3 or Harris, means any Effect that, individually or in the aggregate with any other Effect is, or would reasonably be expected to be, materially adverse to the condition (financial or otherwise), properties, assets, operations, liabilities, business or results of operations of such Party and its Subsidiaries, taken as a whole; provided, however, that none of the following, alone or in combination, shall be deemed to constitute, or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur:

(A)   Effects generally affecting (1) the economy, credit, capital, securities or financial markets in the United States or elsewhere in the world, including changes to interest rates and exchange rates, or (2) political, regulatory or business conditions in any jurisdiction in which such Party or any of its Subsidiaries has material operations or where any of such Party’s or any of its Subsidiaries’ products or services are sold;

(B)   Effects that are the result of factors generally affecting the industry, markets or geographical areas in which such Party and its Subsidiaries operate;

(C)   any loss of, or adverse Effect in, the relationship of such Party or any of its Subsidiaries, contractual or otherwise, with customers, Employees, unions, suppliers, distributors, financing sources, partners or similar relationship caused by the entry into, announcement or consummation of the Transactions (provided that the exception in this clause (C) shall not apply to the representations and warranties contained in Section 5.4(b));

(D)   any action taken (or not taken) by such Party or any of its Subsidiaries that is required to be taken (or not to be taken) by this Agreement (except for any obligation hereunder to operate in the Ordinary Course or similar obligation);

(E)   changes or modifications, and prospective changes or modifications, in GAAP or in any Law of general applicability, including the repeal thereof, or in the interpretation or enforcement thereof, after the date of this Agreement;

(F)   any failure by such Party to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period; provided, that the exception in this clause (F) shall not prevent or otherwise affect a determination that any Effect underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Material Adverse Effect (if not otherwise falling within any of the exceptions in clauses (A) through (E) and (G) through (I));

(G)   any Effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, terrorism, military actions or the escalation or worsening of any of the foregoing, any hurricane, flood, tornado, earthquake or other weather or natural disaster, or any outbreak of illness or other public health event or any other force majeure event, whether or not caused by any Person;

(H)   any Proceeding arising from allegations of any breach of fiduciary duty or allegations of violation of Law, in each case, relating to this Agreement or the Transactions; or

(I)   (1) a decline in the market price, or change in trading volume, of the shares of common stock of such Party on the NYSE or (2) any ratings downgrade or change in ratings outlook for such Party or any of its Subsidiaries; provided, that the exceptions in this clause (I) shall not prevent or otherwise affect a determination that any Effect underlying such decline or change has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Material Adverse Effect (if not otherwise falling within any of the exceptions in clauses (A) through (H));

provided, further, that, with respect to clauses (A), (B), (E) and (G), such Effect will be taken into account in determining whether a Material Adverse Effect has occurred to the extent it disproportionately adversely affects such Party and its Subsidiaries, taken as a whole, compared to other companies and their respective Subsidiaries, taken as a whole, operating in the industries in which such Party and its Subsidiaries operate.

“NYSE” means the New York Stock Exchange, Inc.

“Ordinary Course” means, with respect to an action taken by any Person, that such action is consistent with the ordinary course of business and past practices of such Person.

“Organizational Documents” means (a) with respect to any Person that is a corporation, its articles or certificate of incorporation, memorandum and articles of association, as applicable, and bylaws, or comparable documents, (b) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (c) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement, or comparable documents, (d) with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document or comparable documents and (e) with respect to any other Person that is not an individual, its comparable organizational documents.

“Owned Real Property” with respect to L3 or Harris, means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by L3 and any of its Subsidiaries or Harris and any of its Subsidiaries, as applicable.

“Party Bid” with respect to L3 or Harris, means each current Government Bid to which such Party or its Subsidiaries is a party, and for which an award has not been issued as of the date of this Agreement.

“Party Government Contract” with respect to L3 or Harris, means each Government Contract to which such Party or any of its Subsidiaries is a party and is in effect (i.e., has not completed performance and received final payment) as of the date of this Agreement (excluding indefinite delivery, indefinite quantity contracts).

“Permitted Encumbrances” means (a) mechanics’, materialmen’s, carriers’, workmen’s, repairmen’s, vendors’, operators’ or other like Encumbrances, if any, arising or incurred in the Ordinary Course that (i) relate to obligations as to which there is no default on the part of L3, Harris or any of their Subsidiaries, as applicable, and that do not materially detract from the value of or materially interfere with the use of any of the assets of the Party and its Subsidiaries as presently conducted or (ii) are being contested in good faith through appropriate Proceedings; (b) Encumbrances arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course; (c) Rights-of-Way, covenants, conditions, restrictions and other similar matters of record affecting title and other title defects of record or Encumbrances (other than those constituting Encumbrances for the payment of Indebtedness), if any, that do not or would not, individually or in the aggregate, impair in any material respect the use or occupancy of the assets of the Party and its Subsidiaries, taken as a whole; (d) Encumbrances for Taxes or other governmental charges that are not yet due or payable or, if due and payable, may thereafter be paid without penalty or that are being contested in good faith through appropriate Proceedings; (e) Encumbrances supporting surety bonds, performance bonds and similar obligations issued in connection with the businesses of the Party and its Subsidiaries; (f) Encumbrances not created by the Party or its Subsidiaries that affect the underlying fee interest of a L3 Leased Real Property (in the case of L3) and Harris Leased Real Property (in the case of Harris); (g) Encumbrances that are disclosed on the most recent consolidated balance sheet of the Party included in the Reports or notes thereto or securing liabilities reflected on such balance sheet; (h) Encumbrances arising under or pursuant to the Organizational Documents of the Party or any of its Subsidiaries; (i) grants to others of Rights-of-Way, surface leases or crossing rights and amendments, modifications, and releases of Rights-of-Way, surface leases or crossing rights in the Ordinary Course; (j) with respect to Rights-of-Way, restrictions on the exercise of any of the rights under a granting instrument that are set forth therein or in another executed agreement, that is of public record or to which the Party or any of its Subsidiaries otherwise has access, between the parties thereto; (k) as to Harris or L3, Encumbrances resulting from any facts or circumstances relating to the other Party or any of its Affiliates; (l) Encumbrances that do not and would not reasonably be expected to materially impair, in the case of L3, the continued use of a L3 Owned Real Property or a L3 Leased Real Property as presently operated, and in the case of Harris, the continued use of a Harris Owned Real Property or a Harris Leased Real Property as presently operated; (m) with respect to L3 Leased Real Property, Encumbrances arising from any L3 Leased Real Property and with respect to the Harris Leased Real Property, Encumbrances arising from any Harris Leased Real Property; (n) licenses, covenants not to sue and other similar rights to Intellectual Property; (o) restrictions or exclusions that would be shown by a current title report or other similar report; (p) any condition or other matter, if any, that may be shown or disclosed by a current and accurate survey or physical inspection; and (q) specified Encumbrances described in Section 11.7(a)(ii) of such Party’s Disclosure Letter.

“Person” means an individual, corporation (including not-for-profit), Governmental Entity, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, unincorporated organization, other entity of any kind or nature or group (as defined in Section 13(d)(3) of the Exchange Act).

“Personal Data” means a natural person’s name, street address, telephone number, e-mail address, photograph, identification number, social security number, government-issued identifier or tax identification number, driver’s license number, passport number, credit card number, bank information, Internet protocol address, device identifier or any other piece of information that, alone or together with other information held by a Party and its Subsidiaries, allows the identification of a natural person, or any information associated with an identifiable natural person.

“Proceeding” means any action, cause of action, claim, demand, litigation, suit, grievance, citation, summons, subpoena, inquiry, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.

“Real Property” means, collectively, the Owned Real Property and the Leased Real Property.

“Registered Intellectual Property” means all Intellectual Property owned by Harris and its Subsidiaries or L3 and its Subsidiaries, as applicable, that is registered or filed under the authority of, with or by any Governmental Entity or Internet domain name registrar in any jurisdiction, including pending applications for any of the foregoing.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing, or arranging for disposal, into the environment.

“Rights-of-Way” means easements, licenses, rights-of-way, permits, servitudes, leasehold estates, instruments creating an interest in real property, and other similar real estate interests.

“Significant Subsidiary” has the meaning ascribed to such term in Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries.

“Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal (except that the references in the definition thereof to “fifteen percent (15%) or more” shall be deemed to be references to “a majority”) made after the date of this Agreement that the L3 Board or the Harris Board, as applicable, has determined in good faith, after consultation with its outside legal counsel and its financial advisor (a) if consummated, would result in a transaction more favorable to L3’s stockholders or Harris’ stockholders, as applicable from a financial point of view than the Transactions (after taking into account any revisions to the terms of this Agreement proposed by L3 or Harris, as applicable, pursuant to Section 8.2(d)(ii) and the time likely to be required to consummate such Acquisition Proposal), (b) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the Person or Persons making the proposal and any other aspects considered relevant by the L3 Board or the Harris Board, as applicable, and (c) for which, if applicable, financing is fully committed or reasonably determined to be available by the L3 Board or the Harris Board, as applicable.

“Tax” means all federal, state, local and foreign income, windfall or other profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, transfer, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, escheat, unclaimed property, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

“Trading Day” means any day on which shares of Harris Common Stock are traded on the NYSE.

“Treasury Regulation” means Part 1 of Title 26, Chapter I, Subchapter A of the Code of Federal Regulations.

“U.S. Government” means the government of the United States of America, its agencies and instrumentalities.

“Willful Breach” means a material breach of, or a material failure to perform that is the consequence of an act or omission by a Party with the actual knowledge that the taking of such act or failure to take such act would, or would reasonably be expected to, cause such material breach or material failure.

(b) The following terms are defined elsewhere in this Agreement, as indicated below:

Agreement	Preamble
Alternative Acquisition Agreement	8.2(d)(i)(D)
Amended Bylaws	4.1(b)
Applicable Date	5.5(a)
Approvals	5.4(a)
Bankruptcy and Equity Exception	5.3
Board Recommendation Notice	8.2(d)(ii)
Book-Entry Share	2.2
Bylaw Amendment	8.20
Certificate	2.2
Certificate of Merger	1.3
Change in Law Opinion	9.2(e)
Change of Recommendation	8.2(d)(i)(D)
Charter Amendment	4.1(a)
Chosen Court	11.4(b)
Closing	1.2
Closing Date	1.2
Code	Recitals
Combined Company	1.1
Combined Company Board	4.1(c)
Confidentiality Agreement	11.8
Continuing Employees	8.12(b)
Converted L3 Option	2.4(a)
Converted L3 PSU Award	2.4(c)(ii)
D&O Insurance	8.15(b)
DGCL	Recitals
Disclosure Letter	Article V
Earned L3 PSUs	2.4(c)
Effective Time	1.3
Eligible Shares	2.1
Encumber	6.1
Encumbrance	6.1
ESPP	2.4(g)
Exchange Agent	3.1
Exchange Fund	3.1
Exchange Ratio	2.1
FAR	5.18(k)(ii)
FCC License	5.11(c)
FCPA	5.11(e)
Final Investment Date	2.4(g)
Final Offering	2.4(g)
Former Harris Directors	4.1(c)
Former L3 Directors	4.1(c)
GAAP	5.5(d)
Governmental Antitrust Entity	8.6(c)(i)
Harris	Preamble
Harris Board	Recitals
Harris CEO	4.1(c)
Harris Common Stock	Recitals
Harris Continuing Employees	8.12(a)

Harris Designees	4.1(c)
Harris Disclosure Letter	Article V
Harris DSU	2.4(h)
Harris Equity Awards	2.4(j)
Harris Indemnified Parties	8.15(a)
Harris Option	2.4(h)
Harris Preferred Stock	6.1
Harris PSU	2.4(h)
Harris Recommendation	6.2
Harris Restricted Share	2.4(h)
Harris RSU	2.4(h)
Harris Tax Representation Letter	8.13(b)
Harris Termination Fee	10.5(c)
Harris’ Counsel	8.13(b)
Indemnified Parties	8.15(a)
Insurance Policies	5.16
IRS	5.9(d)
L3	Preamble
L3 Board	Recitals
L3 CEO	4.1(c)
L3 Common Stock	Recitals
L3 Compensation Committee	2.4(c)
L3 Continuing Employees	8.12(a)
L3 Deferred Director Award	2.4(d)
L3 Designees	4.1(c)
L3 Disclosure Letter	Article V
L3 Equity Awards	2.4(i)
L3 Indemnified Parties	8.15(a)
L3 Option	2.4(a)
L3 Other Award	2.4(e)
L3 Preferred Stock	6.4
L3 PSU	2.4(c)
L3 Recommendation	6.5
L3 RSU	2.4(b)
L3 Tax Representation Letter	8.13(b)
L3 Termination Fee	10.5(b)
L3’s Counsel	8.13(b)
Letter of Transmittal	3.2(a)
Material Contract	5.17(a)
Merger	Recitals
Merger Consideration	2.1
Merger Sub	Preamble
NISPOM	5.18(k)(iii)
No EC Jurisdiction Event	Exhibit C
Non-DTC Book-Entry Share	3.2(b)
Non-U.S. Benefit Plan	5.9(a)
OFAC	5.11(d)
Original Date	8.4(c)
Outside Date	10.2(a)
Parties	Preamble
Party	Preamble

Proprietary Code	5.15(g)
Proxy/Prospectus	8.3(a)
Registration Statement	8.3(a)
Regulatory Remedy	8.6(c)(ii)
Relevant Legal Restraint	9.1(e)
Reports	5.5(a)
Representatives	8.2(a)
Requisite Harris Vote	5.3
Requisite L3 Vote	5.3
Requisite Regulatory Approvals	9.1(d)
SEC	2.4(j)
Securities Act	2.4(j)
Settled L3 PSUs	2.4(c)(i)
Share Issuance	5.3
Standing Committee	4.1(e)
Surviving Corporation	1.1
Surviving Corporation Bylaws	4.2(b)
Surviving Corporation Charter	4.2(a)
Tail Period	8.15(b)
Takeover Statute	5.12
Tax-Free Opinion	9.2(e)
Transactions	Recitals
UK Withdrawal Event	Exhibit C

11.8.   Entire Agreement. This Agreement (including any exhibits hereto), the L3 Disclosure Letter, the Harris Disclosure Letter and the Mutual Confidentiality Agreement, dated as of June 4, 2018, between L3 and Harris (together with that certain Clean Team Confidentiality Agreement, dated as of September 30, 2018, between L3 and Harris, the “Confidentiality Agreement”) constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersedes all prior and contemporaneous agreements, negotiations, understandings and representations and warranties, whether oral or written, with respect to such matters, except for the Confidentiality Agreement, which shall remain in full force and effect until the Closing.

11.9.   Third-Party Beneficiaries. L3 and Harris hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than Harris, L3 and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder, including, without limitation, the right to rely upon the representations and warranties set forth in this Agreement, except the rights of third-party beneficiaries as are expressly provided in Section 4.1 [Combined Company Governance and Additional Matters], and Section 8.15 [Indemnification; Directors’ and Officers’ Insurance], which shall not arise until after the Effective Time. The representations and warranties in this Agreement are the product of negotiations among the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 11.2 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

11.10.   Fulfillment of Obligations. Whenever this Agreement requires a Subsidiary of Harris to take any action, such requirement shall be deemed to include an undertaking on the part of Harris to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of L3 to take any action, such requirement shall be deemed to include an undertaking on the part of L3 to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action. Any obligation of one Party to another Party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

11.11.   Non-Recourse. Unless expressly agreed to otherwise by the Parties in writing, this Agreement may only be enforced against, and any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions may only be brought against the Persons expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. No past, present or future director, Employee (including any officer), incorporator, manager, member, partner, stockholder, other equity holder or Persons in a similar capacity, controlling person, Affiliate or other Representative of any Party or of any Affiliate of any Party, or any of their respective successors, Representatives and permitted assigns, shall have any liability or other obligation for any obligation of any Party under this Agreement or for any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions.

11.12.   Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, insofar as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

11.13.   Interpretation; Construction.

(a)   The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. All article, section, subsection, schedule, annex and exhibit references used in this Agreement are to articles, sections, subsections, schedules, annexes and exhibits to this Agreement unless otherwise specified. The exhibits, schedules and annexes attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.

(b)   If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The words “includes” or “including” shall mean “including without limitation,” the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear and any reference to a Law shall include any rules and regulations promulgated thereunder, and any reference to any Law in this Agreement shall only be a reference to such Law as of the date of this Agreement. Currency amounts referenced herein are in U.S. Dollars.

(c)   Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

(d)   All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(e)   The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

11.14.   Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. No Party may assign any of its rights or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law or otherwise, directly or indirectly, without the prior written consent of the other Parties, except that Harris may cause Merger Sub to assign any and all of its rights under this Agreement, by written notice to L3, to another wholly owned direct or indirect Subsidiary of Harris with substantially identical ownership, capitalization and Organizational Documents to be a Party in lieu of Merger Sub, in which event all references to Merger Sub in this Agreement shall be deemed references to such other Subsidiary, except that all representations and warranties made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided that any such designation shall not prevent or materially impair or impede or delay the consummation of the Transactions or otherwise materially impair or impede the rights of the stockholders of L3 under this Agreement.

[signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

HARRIS CORPORATION

By	/s/ William Michael Brown
	Name:	William Michael Brown
	Title:	Chairman of the Board, President, and Chief Executive Officer

L3 TECHNOLOGIES, INC.

By	/s/ Christopher E. Kubasik
	Name:	Christopher E. Kubasik
	Title:	Chairman, Chief Executive Officer and President

LEOPARD MERGER SUB INC.

By	/s/ Rahul Ghai
	Name:	Rahul Ghai
	Title:	President

[Signature Page to Merger Agreement]

Exhibit A

FORM OF

CERTIFICATE OF AMENDMENT

TO THE

RESTATED CERTIFICATE OF INCORPORATION

OF

L3 HARRIS TECHNOLOGIES, INC.

FIRST:    Article FIRST to the Restated Certificate of Incorporation of the Corporation shall hereby be amended and restated to read in its entirety as follows:

“FIRST: The name of the corporation is L3 Harris Technologies, Inc.”

SECOND:    Article SEVENTH of the Restated Certificate of Incorporation of the Corporation shall hereby be amended and restated to read in its entirety as follows:

“SEVENTH: In furtherance, and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized:

Subject to Article FOURTEENTH of this Certificate of Incorporation, to make and alter the by-laws of this corporation, to fix the amount to be reserved as working capital over and above its capital stock paid in, to authorize and cause to be executed mortgages and liens upon the real and personal property of this corporation.

From time to time to determine whether and to what extent, and at what times and places, and under what conditions and regulations, the accounts and books of this corporation (other than the stock ledger) or any of them, shall be open to inspection of stockholders; and no stockholder shall have any right of inspecting any account, book or document of this corporation except as conferred by statute, unless authorized by resolution of the stockholders or directors.

Subject to Article FOURTEENTH of this Certificate of Incorporation, if the by-laws so provide, to designate two or more of its number to constitute an executive committee, which committee shall for the time being, as provided in said resolution or in the by-laws of this corporation, have and exercise any or all of the powers of the Board of Directors in the management of the business and affairs of this corporation, and have power to authorize the seal of this corporation to be affixed to all papers which may require it.

Pursuant to the affirmative vote of the holders of at least a majority of the stock issued and outstanding, having voting power, given at a stockholders’ meeting duly called for that purpose, or when authorized by the written consent of the holders of a majority of the voting stock issued and outstanding, the Board of Directors shall have power and authority at any meeting to sell, lease or exchange all of the property and assets of this corporation, including its good will and its corporate franchises, upon such terms and conditions as its Board of Directors deems expedient and for the best interest of the corporation.

Subject to Article FOURTEENTH of this Certificate of Incorporation, this corporation may in its by-laws confer powers upon its directors in addition to the foregoing, and in addition to the powers and authorities expressly conferred upon them by the statute.

Both stockholders and directors shall have power, if the by-laws so provide, to hold their meetings, and to have one or more offices within or without the State of Delaware, and to keep the books of this corporation (subject to the provisions of the statutes), outside of the State of Delaware, at such places as may be from time to time designated by the Board of Directors.”

THIRD:    Article EIGHTH of the Restated Certificate of Incorporation of the Corporation shall hereby be amended and restated to read in its entirety as follows:

“EIGHTH: Subject to Article FOURTEENTH of this Certificate of Incorporation, this corporation reserves the right to amend, alter, change or repeal any provision contained in the Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.”

FOURTH:    Article ELEVENTH of the Restated Certificate of Incorporation of the Corporation shall hereby be amended and restated to read in its entirety as follows:

“ELEVENTH: Subject to Article FOURTEENTH of this Certificate of Incorporation, the business and affairs of this corporation shall be managed by or under the direction of a Board of Directors consisting of not less than 8 or more than 13 directors, the exact number of directors to be determined from time to time by resolution adopted by affirmative vote of a majority of the entire Board of Directors.

At each annual meeting of stockholders, all directors shall be elected for terms expiring at the next annual meeting of stockholders and until such directors’ successors shall have been elected and qualified. In no case will a decrease in the number of directors shorten the term of any incumbent director.

Subject to Article FOURTEENTH of this Certificate of Incorporation, any vacancy on the Board of Directors that results from an increase in the number of directors may be filled by a majority of the Board of Directors then in office, and any other vacancy occurring in the Board of Directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor.

Any director, or the entire Board of Directors, of this corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors at a meeting of stockholders called for that purpose.

Notwithstanding the foregoing, whenever the holders of any one or more classes or series of preferred or preference stock issued by this corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Certificate of Incorporation applicable thereto, and such directors so elected shall not be divided into classes unless expressly provided by such terms.

No director of this corporation shall be personally liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to this corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 174 of Title 8 of the Delaware Code, or (iv) for any transaction from which the director derived an improper personal benefit.”

FIFTH:    The Restated Certificate of Incorporation of the Corporation shall hereby be amended by adding a new Article FOURTEENTH, which new Article FOURTEENTH shall read in its entirety as follows:

“FOURTEENTH:

Section 1.   Definitions

“Closing Date” means the Closing Date (as such term is defined in the Merger Agreement).

“Designated L3 Directors” means the directors of this corporation (other than the Former L3 CEO) who were designated by L3 prior to the Effective Time and appointed by the Board of Directors to serve as directors of this corporation effective as of the Effective Time, in each case, pursuant to Article IV of the Merger Agreement.

“Designated Harris Directors” means the directors of this corporation (other than the Pre-Closing CEO) who were designated by Harris prior to the Effective Time to continue to serve as directors of this corporation effective as of the Effective Time, in each case, pursuant to Article IV of the Merger Agreement.

“Effective Time” means the Effective Time (as such term is defined in the Merger Agreement).

“Former L3 CEO” means the chairman, chief executive officer and president of L3 as of immediately prior to the Effective Time.

“Former L3 Directors” means the Designated L3 Directors and the Former L3 CEO.

“Former Harris Directors” means the Designated Harris Directors and the Pre-Closing CEO.

“Merger Agreement” means that certain Agreement and Plan of Merger, dated as of October 12, 2018, among L3 Technologies, Inc. (“L3”), Harris Corporation (“Harris”) and Leopard Merger Sub Inc., as amended, restated, supplemented or otherwise modified from time to time.

“Pre-Closing CEO” means the chairman, chief executive officer and president of this corporation as of immediately prior to the Effective Time.

“Supermajority” of the directors then serving or, where applicable, the independent directors then serving means at least seventy-five percent (75%) of such directors or independent directors, as applicable; provided, that if such Supermajority yields a non-integer number of directors or independent directors, as applicable, the requisite number of directors or independent directors, as applicable, shall be rounded up to the nearest integer.

Section 2.    Board of Directors

A.   From and after the Closing Date until the third (3rd) anniversary of the Closing Date (the “Specified Post-Merger Period”), unless a Supermajority of the then-serving directors shall have adopted a resolution to the contrary (except that such resolution shall not provide that the business and affairs of this corporation shall be managed by or under the direction of a Board of Directors consisting of less than 8 or more than 13 directors), the Board of Directors shall be comprised of twelve (12) members.

B.   As of the Effective Time, the Board of Directors shall be composed of (i) five (5) Designated L3 Directors; (ii) five (5) Designated Harris Directors; (iii) the Former L3 CEO; and (iv) the Pre-Closing CEO.

C.   During the Specified Post-Merger Period, unless a Supermajority of the then-serving directors shall have adopted a resolution to the contrary, any vacancy on the Board of Directors shall be filled by a nominee designated and proposed by the Nominating and Governance Committee and approved by the affirmative vote of a Supermajority of the then-serving directors.

D.   During the Specified Post-Merger Period, unless a Supermajority of the then-serving directors shall have adopted a resolution to the contrary, any approval for nomination or nomination by the Board of Directors of any candidate for election to the Board of Directors at any meeting of stockholders at which the stockholders of the Company shall elect directors of the Company must be approved by the affirmative vote of a Supermajority of the then-serving directors, as applicable; provided, that if such candidate is a Former L3 Director or Former Harris Director then serving on the Board of Directors, such approval need only be by the affirmative vote of at least a majority of the then-serving directors.

Section 3.    Executive Chairman; Vice-Chairman and Lead Independent Director

A.   During the Specified Post-Merger Period, unless a Supermajority of the then-serving independent directors shall have adopted a resolution to the contrary, (i) the Pre-Closing CEO shall serve as Executive Chairman of the Board of Directors; and (ii) the Former L3 CEO shall serve as Vice Chairman of the Board of Directors.

B.   As of the Effective Time, the Lead Independent Director of the Board of Directors shall be a Designated L3 Director designated by L3 prior to the Effective Time pursuant to Article IV of the Merger Agreement; provided that such Designated L3 Director must meet the independence standards of the NYSE with respect to the Company as of the Effective Time.

C.   During the Specified Post-Merger Period, unless a Supermajority of the then-serving independent directors shall have adopted a resolution to the contrary (excluding, with respect to any such resolution in regard to clauses (i) or (ii) below that is in respect of the Lead Independent Director, the Lead Independent Director then-serving in such role), (i) the removal of, or the failure to designate, appoint or elect, (A) the Pre-Closing CEO to serve as the Executive Chairman, (B) the Former L3 CEO to serve as the Vice Chairman or (C) the Designated L3 Director designated as the Lead Independent Director prior to the Effective Time to serve as the Lead Independent Director of the Board of Directors or (ii) any material modification to any of the duties or authority of each of the Executive Chairman, the Vice Chairman or the Lead Independent Director of the Board of Directors, in each case of clauses (i) and (ii), shall require the affirmative vote of a Supermajority of the then-serving independent directors (excluding, in each case of clauses (i) and (ii), to the extent such proposed removal, failure to designate, appoint or elect or such material modification is in respect of the Lead Independent Director, the Lead Independent Director then-serving in such role).

Section 4.    Board Committees

A.   During the Specified Post-Merger Period, unless a Supermajority of the then-serving directors shall have adopted a resolution to the contrary, (i) the Board of Directors shall designate, establish and maintain the following standing committees (each, a “Specified Post-Merger Committee”): (A) the Audit Committee, (B) the Nominating and Governance Committee; (C) the Finance Committee; and (D) the Compensation Committee; (ii) each such Specified Post-Merger Committee shall consist of at least four (4) directors and; (iii) the Board of Directors shall have discretion to change the name(s) of such standing committees from time to time by the affirmative vote of a majority of the then-serving directors.

B.   As of the Effective Time, each Specified Post-Merger Committee shall be composed of an equal number of Former Harris Directors and Former L3 Directors. During the Specified Post-Merger Period, unless a Supermajority of the then-serving directors shall have adopted a resolution to the contrary, the members of each Specified Post-Merger Committee (including the initial members as of the Effective Time) shall be designated, appointed and approved by the affirmative vote of a Supermajority of the then-serving directors.

C.   As of the Effective Time, (i) the chairperson of the Audit Committee shall be a Former L3 Director; (ii) the chairperson of the Nominating and Governance Committee shall be a Former L3 Director; (iii) the chairperson of the Finance Committee shall be a Former Harris Director; and (iv) the chairperson of the Compensation Committee shall be a Former Harris Director. During the Specified Post-Merger Period, unless a Supermajority of the then-serving directors shall have adopted a resolution to the contrary, the chairperson of each Specified Post-Merger Committee (including the initial chairperson for each Specified Post-Merger Committee as of the Effective Time) shall be designated, appointed and approved by the affirmative vote of a Supermajority of the then-serving directors; provided that each such designated chairperson must meet all director independence and other standards of the New York Stock Exchange and the U.S. Securities and Exchange Commission applicable to his or her service as chairperson.

Section 5.   Integration Steering Committee

During the Specified Post-Merger Period, unless a Supermajority of the then-serving independent directors shall have adopted a resolution to the contrary, the Pre-Closing CEO and the Former L3 CEO shall (i) establish and co-chair an integration steering committee to be composed of executives and other employees to be mutually selected by the Pre-Closing CEO and the Former L3 CEO at any time and from time to time and (ii) have joint responsibility for overseeing the officer of this corporation that is responsible for leading the integration process of the businesses of Harris and L3 following the Effective Time.

Section 6.   Chief Executive Officer

A.   Until the second (2nd) anniversary of the Closing Date, unless a Supermajority of the then-serving independent directors shall have adopted a resolution to the contrary, the Pre-Closing CEO shall serve as the Chief Executive Officer. As of the Effective Time, the Chief Executive Officer shall be responsible for oversight of enterprise-wide functions; and executive officers, including the President and Chief Operating Officer, Chief Financial Officer, Human Resources Officer, General Counsel, Chief Technology Officer and Chief Information Officer, shall directly report to the Chief Executive Officer; provided, however, that the performance evaluation of the President and Chief Operating Officer shall be conducted by the then-serving independent directors.

B.   From the second (2nd) anniversary of the Closing Date until his resignation, removal (in accordance with this Section 6) or other permanent cessation of service (unless he shall have earlier resigned or otherwise permanently ceased his service to this corporation), the Former L3 CEO shall serve as the Chief Executive Officer, unless prior to the expiration of the Specified Post-Merger Period, a Supermajority, and after the expiration of the Specified Post-Merger Period a majority, of the then-serving independent directors shall have adopted a resolution to the contrary.

C.   During the Specified Post-Merger Period, unless a Supermajority of the then-serving independent directors shall have adopted a resolution to the contrary, the following actions shall require the affirmative vote of a Supermajority of the then-serving independent directors:

(i)   the removal of, or failure to appoint, (A) prior to the second (2nd) anniversary of the Closing Date, the Pre-Closing CEO (unless he shall have earlier resigned or otherwise permanently ceased his service to this corporation) and (B) on and after the second (2nd) anniversary of the Closing Date until the expiration of the Specified Post-Merger Period (unless he shall have earlier resigned or otherwise permanently ceased his service to this corporation), the Former L3 CEO, in each case, as Chief Executive Officer;

(ii)   cancel, delay or otherwise prevent the appointment of the Former L3 CEO as the Chief Executive Officer on the second (2nd) anniversary of the Closing Date (unless he shall have earlier resigned or otherwise permanently ceased his service to this corporation);

(iii)   the replacement of the Chief Executive Officer upon his resignation, removal or other permanent cessation of service (provided, that upon the removal (in accordance with this Section 6), resignation or other permanent cessation of service of the Pre-Closing CEO as Chief Executive Officer prior to the second (2nd) anniversary of the Closing Date, the Former L3 CEO shall be appointed and serve as the Chief Executive Officer (unless he shall have earlier resigned or otherwise permanently ceased his service to this corporation));

(iv)   any material modification to any of the duties, authority or reporting relationships of the Chief Executive Officer; or

(v)   any material modification to the compensation arrangements of the Chief Executive Officer (if either the Pre-Closing CEO or the Former L3 CEO is then serving as the Chief Executive Officer).

Section 7.    President and Chief Operating Officer

A.   Until the second (2nd) anniversary of the Closing Date, unless a Supermajority of the then-serving independent directors shall have adopted a resolution to the contrary, the Former L3 CEO shall serve as the President and Chief Operating Officer. As of the Effective Time, the President and Chief Operating Officer shall be responsible for oversight of operational functions; and operating functions, including the president(s) of each operating segment, business development, supply chain and manufacturing, shall directly report to the President and Chief Operating Officer.

B.   Until the second (2nd) anniversary of the Closing Date, unless a Supermajority of the then-serving independent directors shall have adopted a resolution to the contrary, the following actions will require the affirmative vote of a Supermajority of the then-serving independent directors:

(i)   the removal of, or failure to appoint, the Former L3 CEO as President and Chief Operating Officer (unless he shall have earlier resigned or otherwise permanently ceased his service to this corporation);

(ii)   any material modification to any of the duties, authority or reporting relationships of the President and Chief Operating Officer; or

(iii)   any material modification to the compensation arrangements of the President and Chief Operating Officer (if the Former L3 CEO is then serving as President and Chief Operating Officer).

Section 8.    Corporate Headquarters

As of the Effective Time, the headquarters of this corporation shall be in Melbourne, Florida (which headquarters shall, for purposes of this Certificate of Incorporation, be deemed to be the “principal executive office” and “principal place of business” of this corporation).

Section 9. Amendments to this Article FOURTEENTH; Conflicts

A.   During the Specified Post-Merger Period, the provisions of this Article FOURTEENTH shall not be modified, amended or repealed, and any provision of this Article FOURTEENTH or other resolution inconsistent with this Article FOURTEENTH shall not be adopted, or any such modification, amendment, repeal or inconsistent provision of this Article FOURTEENTH or other resolutions shall not be recommended for adoption by the stockholders of this corporation (each, an “Amendment”), without the approval of a Supermajority of the then-serving directors; provided that (i) the approval of a Supermajority of the then-serving independent directors shall be required for any Amendment of Section 3 of this Article FOURTEENTH (other than to the extent such Amendment relates to the Lead Independent Director), Section 6 of this Article FOURTEENTH and Section 7 of this Article FOURTEENTH and (ii) the approval of a Supermajority of the then-serving independent directors (excluding the Lead Independent Director if a Lead Independent Director is then-serving in such role) shall be required for any Amendment of Section 3 of this Article FOURTEENTH to the extent such Amendment relates to the Lead Independent Director.

B.   In the event of any inconsistency between any other provision of this Certificate of Incorporation (other than Article TENTH) or any provision of the by-laws of this corporation, on the one hand, and any provision of this Article FOURTEENTH, on the other hand, the provisions of this Article FOURTEENTH shall control; provided, that in the event of any inconsistency between Article TENTH of this Certificate of Incorporation and the provisions of this Article FOURTEENTH, the provisions of Article TENTH shall control.”

Exhibit B

FORM OF

BY-LAWS OF

L3 HARRIS TECHNOLOGIES, INC.

As Amended and Restated Effective [•]

BY-LAWS OF

L3 HARRIS TECHNOLOGIES, INC.

ARTICLE I.
Offices.

The registered office of L3 Harris Technologies, Inc. (the “Company”) shall be in the City of Wilmington, County of New Castle, State of Delaware.

The Company may also have offices at such other places as the Board of Directors from time to time may determine or the business of the Company may require.

ARTICLE II.
Meetings of Shareholders.

Section 1.    Place of Meeting. All meetings of shareholders for the election of directors or for any other purposes whatsoever shall be held at the office of the Company in the City of Wilmington, Delaware, or elsewhere within or without the State of Delaware, as may be decided upon from time to time by the Board of Directors and indicated in the notice of the meeting.

Section 2.    Annual Meeting. The annual meeting of the shareholders shall be held on such date as the Board of Directors may determine and at the time as shall be decided by the Board of Directors and indicated in the notice of the meeting. Directors shall be elected thereat and such other business transacted as may be specified in the notice of the meeting, or as may be properly brought before the meeting.

Section 3.    Special Meetings. (a) Special meetings of the shareholders may be called by, and only by, (i) the Board of Directors, or (ii) solely to the extent required by Section 3(b) hereof, the Secretary of the Company. Each special meeting shall be held at such date, time and place either within or without the State of Delaware as may be stated in the notice of the meeting.

(b)   A special meeting of the shareholders shall be called by the Secretary upon the written request of the holders Owning of record continuously for a period of at least one year prior to the date set forth on the Special Meeting Request (as defined below) not less than twenty-five percent of the voting power of all outstanding shares of common stock of the Company (the “Requisite Percent”), subject to the following:

(1)   In order for a special meeting upon shareholder request (a “Shareholder Requested Special Meeting”) to be called by the Secretary, one or more written requests for a special meeting (each, a “Special Meeting Request,” and collectively, the “Special Meeting Requests”) stating the purpose of the special meeting and the matters proposed to be acted upon thereat must be signed and dated by the Requisite Percent of record holders of common stock of the Company (or their duly authorized agents), must be delivered to the Secretary at the principal executive offices of the Company and must set forth:

(i)   the information required by the second paragraph of Section 8(b) of this Article II; and

(ii)   an agreement by the requesting shareholder(s) to notify the Company immediately in the case of any disposition prior to the record date for the Shareholder Requested Special Meeting of shares of common stock of the Company owned of record and an acknowledgement that any such disposition shall be deemed a revocation of such Special Meeting Request to the extent of such disposition, such that the number of shares disposed of shall not be included in determining whether the Requisite Percent has been reached.

For purposes of this Section 3 and references to Shareholder Requested Special Meetings in these By-Laws, “Own”, “Owned” or “Owning” shall mean shares (a) with respect to which a person has title or to which a person’s nominee, custodian or other agent has title and which such nominee, custodian or other agent is holding on behalf of such person, or (b) with respect to which a person (1) has purchased, or has entered into an unconditional contract, binding on both parties thereto, to purchase such shares, but has not yet received such shares, (2) owns a security convertible into or exchangeable for such shares and has tendered such security for conversion or exchange, (3) has an option to purchase or acquire, or rights or warrants to subscribe to, such shares, and has exercised such option, rights or warrants or (4) holds a securities futures contract to purchase such shares and has received notice that the position will be physically settled and is irrevocably bound to receive the underlying shares; provided, that (I) a shareholder or beneficial owner shall be deemed to Own shares only to the extent that such shareholder or beneficial owner has a net long position in such shares, (II) the number of shares Owned, directly or indirectly, by any shareholder or beneficial owner shall not include the number of shares as to which such holder does not have the right to vote or direct the vote on the matter or matters to be brought before the special shareholders meeting, (III) a shareholder or beneficial owner shall not be deemed to Own shares as to which such holder has entered into any Derivative Transaction (as defined in Section 8 of this Article II) and (IV) whether shares constitute shares Owned shall be decided by the Board of Directors in its reasonable determination, which determination shall be conclusive and binding on the Company and its shareholders.

The Company will provide the requesting shareholder(s) with notice of the record date for the determination of shareholders entitled to vote at the Shareholder Requested Special Meeting. Each requesting shareholder is required to update the notice delivered pursuant to this Section 3 not later than ten business days after such record date to provide any material changes in the foregoing information as of such record date.

In determining whether a special meeting of shareholders has been requested by the record holders of shares representing in the aggregate at least the Requisite Percent, multiple Special Meeting Requests delivered to the Secretary will be considered together only if each such Special Meeting Request (x) identifies substantially the same purpose or purposes of the special meeting and substantially the same matters proposed to be acted on at the special meeting (in each case as determined in good faith by the Board of Directors), and (y) has been dated and delivered to the Secretary within sixty days of the earliest dated of such Special Meeting Requests. If the record holder is not the signatory to the Special Meeting Request, such Special Meeting Request will not be valid unless documentary evidence is supplied to the Secretary at the time of delivery of such Special Meeting Request (or within ten business days thereafter) of such signatory’s authority to execute the Special Meeting Request on behalf of the record holder. Any requesting shareholder may revoke his, her or its Special Meeting Request at any time by written revocation delivered to the Secretary at the principal executive offices of the Company; provided, however, that if following such revocation (or any deemed revocation pursuant to clause (ii) above), the unrevoked valid Special Meeting Requests represent in the aggregate less than the Requisite Percent, there shall be no requirement to hold a special meeting. The first date on which unrevoked valid Special Meeting Requests constituting not less than the Requisite Percent shall have been delivered to the Company is referred to herein as the “Request Receipt Date”.

(2)   Special Meeting Request shall not be valid if:

(i)   the Special Meeting Request relates to an item of business that is not a proper subject for shareholder action under applicable law;

(ii)   the Request Receipt Date is during the period commencing ninety days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the date of the next annual meeting;

(iii)   the purpose specified in the Special Meeting Request is not the nomination, election or removal of directors and an identical or substantially similar item (as determined in good faith by the Board of Directors, a “Similar Item”) was presented at any meeting of shareholders held within the twelve months prior to the Request Receipt Date;

(iv)   the purpose specified in the Special Meeting Request is the nomination, election or removal of directors and a Similar Item was presented at any meeting of shareholders held within one hundred and twenty days prior to the Request Receipt Date; or

(v)   a Similar Item is included in the Company’s notice as an item of business to be brought before a shareholder meeting that has been called but not yet held or that is called for a date within ninety days of the Request Receipt Date.

(3)   A Shareholder Requested Special Meeting shall be held at such date and time as may be fixed by the Board of Directors; provided, however, that the Shareholder Requested Special Meeting shall be called for a date not more than ninety days after the Request Receipt Date.

(4)   Business transacted at any Shareholder Requested Special Meeting shall be limited to (i) the purpose(s) stated in the valid Special Meeting Request(s) received from the Requisite Percent of record holders and (ii) any additional matters that the Board of Directors determines to include in the Company’s notice of the meeting. If none of the shareholders who submitted the Special Meeting Request appears or sends a qualified representative to present the matters to be presented for consideration that were specified in the Shareholder Meeting Request, the Company need not present such matters for a vote at such meeting, notwithstanding that proxies in respect of such matter may have been received by the Company.

(5)   For the avoidance of doubt, nothing herein shall be deemed to entitle any shareholder to the reimbursement of expenses for soliciting proxies or any other expenses incurred by such shareholder in connection with any shareholder meeting, which expenses shall be borne by such shareholder and not by the Company.

Section 4.    Notice of Meetings. A written or printed notice of every annual or special meeting of the shareholders stating the time and place and the purposes thereof shall be given to each shareholder entitled to vote thereat and to each shareholder entitled to notice as provided by law, which notice shall be given not less than ten (10) nor more than sixty (60) days prior to the date of the meeting. Such notice shall be deemed given: (i) if mailed, when deposited in the United States mail, postage prepaid, directed to each shareholder at such shareholder’s address as it appears on the records of the Company; (ii) if sent by electronic mail, when delivered to an electronic mail address at which the shareholder has consented to receive such notice; and (iii) if posted on an electronic network together with a separate notice to the shareholder of such specific posting, upon the later to occur of (A) such posting and (B) the giving of such separate notice of such posting. It shall be the duty of the Secretary to give written notice of the annual meeting, and of each special meeting when requested so to do by the Board of Directors or as provided in Section 3(b) of this Article II. Any shareholder may waive in writing any notice required to be given by law or under these By-Laws and by attendance or voting at any meeting without protesting the lack of proper notice shall be deemed to have waived notice thereof. Notice shall be deemed to have been given to all shareholders of record who share an address if notice is given in accordance with the “householding” rules set forth in Rule 14a-3(e) under the Securities Exchange Act of 1934 (the “Exchange Act”) and Section 233 of the Delaware General Corporation Law.

Section 5.    Shareholder List. A complete list of the shareholders entitled to vote at each meeting of shareholders, arranged in alphabetical order, with the address of each and the number of voting shares held by each, shall be prepared by or at the instance of the Secretary and made available at the location where the meeting is to be held, at least ten (10) days before every meeting, and shall at all times during the usual hours for business in said ten (10) day period and during the time of said meeting be open to examination by any shareholder.

Section 6.    Voting and Proxies. At all meetings of shareholders, only such shareholders shall be entitled to vote, in person or by proxy, who appear upon the records of the Company as the holders of shares at the time possessing voting power, or if a record date be fixed as hereinafter provided, those appearing as such on such record date. Each shareholder entitled to vote at a meeting of shareholders may authorize another person or persons to act for such shareholder by proxy, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A shareholder may authorize another person or persons to act for such shareholder as proxy by executing a writing authorizing such person or persons to act for such shareholder as proxy or by transmitting or authorizing the transmission of a telegram, cablegram, or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such telegram, cablegram, or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telegram, cablegram or other means of electronic transmission was authorized by the shareholder.

Section 7.    Quorum and Adjournments. Except as may otherwise be required by law or by the Restated Certificate of Incorporation or by these By-Laws, the holders of a majority of the shares entitled to vote at a shareholders’ meeting shall constitute a quorum to hold such meeting; provided, however, that any meeting, whether or not a quorum is present or otherwise, may, by vote of the holders of a majority of the voting shares represented thereat, adjourn from time to time and from place to place in the county wherein said meeting was originally called without notice other than by announcement at such meeting.

Section 8.    Advance Notice of Shareholder Nominees for Director and Other Shareholder Proposals. (a) The matters to be considered and brought before any annual or special meeting of shareholders of the Company shall be limited to only such matters, including the nomination and election of directors, as shall be brought properly before such meeting in compliance with the procedures set forth in this Section 8 or in Section 3(b) of this Article II or Section 11 of this Article II.

(b)   For any matter to be brought properly before any annual meeting of shareholders, the matter must be (i) specified in the notice of the annual meeting given by or at the direction of the Board of Directors, (ii) otherwise brought before the annual meeting by or at the direction of the Board of Directors, (iii) brought before the annual meeting by a shareholder who is a shareholder of record of the Company on the date the notice provided for in this Section 8(b) is delivered to the Secretary of the Company, who is entitled to vote at the annual meeting of shareholders on such matter and who complies with the procedures set forth in this Section 8(b) or (iv) brought pursuant to Section 11 of this Article II. In addition to any other requirements under applicable law and the Restated Certificate of Incorporation and these By-Laws, written notice (the “Shareholder Notice”) of any nomination or other proposal by a shareholder must be timely and any proposal, other than a nomination, must constitute a proper matter for shareholder action. To be timely, the Shareholder Notice must be delivered to the Secretary of the Company at the principal executive office of the Company not less than ninety (90) nor more than one hundred and twenty (120) days prior to the first anniversary date of the annual meeting for the preceding year; provided, however, that if (and only if) the annual meeting is not scheduled to be held within a period that commences thirty (30) days before such anniversary date and ends thirty (30) days after such anniversary date (an annual meeting date outside such period being referred to herein as an “Other Meeting Date”), the Shareholder Notice shall be given in the manner provided herein by the later of the close of business on (i) the date ninety (90) days prior to such Other Meeting Date or (ii) the tenth day following the date such Other Meeting Date is first publicly announced or disclosed.

A Shareholder Notice must contain the following information: (i) whether the shareholder is providing the notice at the request of a beneficial holder of shares, whether the shareholder, any such beneficial holder or any nominee has any agreement, arrangement or understanding with, or has received any financial assistance, funding or other consideration from any other person with respect to the investment by the shareholder or such beneficial holder in the Company or the matter the Shareholder Notice relates to, and the details thereof, including the name of such other person (the shareholder, any beneficial holder on whose behalf the notice is being delivered, any nominees listed in the notice and any persons with whom such agreement, arrangement or understanding exists or from whom such assistance has been obtained are hereinafter collectively referred to as “Interested Persons”), (ii) the name and address of all Interested Persons, (iii) a complete description of all equity securities and debt instruments, whether held in the form of loans or capital market instruments, of the Company or any of its subsidiaries beneficially owned by all Interested Persons, (iv) whether and the extent to which any hedging, derivative or other transaction (a “Derivative Transaction”) is in place or has been entered into within the six months preceding the date of delivery of the Shareholder Notice by or for the benefit of any Interested Person with respect to the Company or its subsidiaries, or any of their respective securities, debt instruments or credit ratings, the effect or intent of which transaction is to give rise to gain or loss as a result of changes in the trading price of such securities or debt instruments or changes in the credit ratings for the Company, its subsidiaries or any of their respective securities or debt instruments (or, more generally, changes in the perceived creditworthiness of the Company or its subsidiaries), or to increase or decrease the voting power of such Interested Person, and if so, a summary of the material terms thereof, and (v) a representation that the shareholder is a holder of record of stock of the Company that would be entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to propose the matter set forth in the Shareholder Notice. As used herein, “beneficially owned” with respect to securities shall mean all securities which such person is deemed to beneficially own pursuant to Rules 13d-3 and 13d-5 under the Exchange Act. The Shareholder Notice shall be updated not later than 10 days after the record date for the determination of shareholders entitled to vote at the meeting to provide any material changes in the foregoing information as of the record date. Any Shareholder Notice relating to the nomination of directors must also contain (i) the information regarding each nominee required by paragraphs (a), (e) and (f) of Item 401 of Regulation S-K adopted by the Securities and Exchange Commission (or the corresponding provisions of any successor regulation), (ii) each nominee’s signed consent to serve as a director of the Company if elected, and (iii) information as to whether each nominee is eligible for consideration as an independent director under the relevant standards contemplated by Item 407(a) of Regulation S-K (or the corresponding provisions of any successor regulation). The Company may also require any proposed nominee to furnish such other information, including completion of the Company’s directors questionnaire, as it may reasonably require to determine whether the nominee would be considered “independent” as a director or as a member of the audit committee of the Board of Directors under the various rules and standards applicable to the Company. Any Shareholder Notice with respect to a matter other than the nomination of directors must contain (i) the text of the proposal to be presented, including the text of any resolutions to be proposed for consideration by shareholders and (ii) a brief written statement of the reasons such shareholder favors the proposal.

Notwithstanding anything in this Section 8(b) to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Company at the next annual meeting is increased and either all of the nominees for director at the next annual meeting or the size of the increased Board of Directors is not publicly announced or disclosed by the Company at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting, a Shareholder Notice shall also be considered timely hereunder, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary of the Company at the principal executive office of the Company not later than the close of business on the tenth day following the first date all of such nominees or the size of the increased Board of Directors shall have been publicly announced or disclosed.

(c)   For any matter to be brought properly before any special meeting of shareholders, the matter must be set forth in the Company’s notice of the meeting. In the event that the Company calls a special meeting of shareholders for the purpose of electing one or more persons to the Board of Directors, any shareholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Company’s notice of the meeting, if the Shareholder Notice required by Section 8(b) hereof shall be delivered to the Secretary of the Company at the principal executive office of the Company not later than the close of business on the tenth day following the day on which the date of the special meeting and either the names of the nominees proposed by the Board of Directors to be elected at such meeting or the number of directors to be elected is publicly announced or disclosed.

(d)   For purposes of this Section 8, a matter shall be deemed to have been “publicly announced or disclosed” if such matter is disclosed in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news or wire service or in a document publicly filed by the Company with the Securities and Exchange Commission.

(e)   In no event shall the adjournment of an annual meeting or special meeting or the postponement of any meeting that does not require a change in the record date for such meeting, or any announcement thereof, commence a new period for the giving of notice as provided in this Section 8. This Section 8 shall not (i) affect the rights of shareholders to request inclusion of proposals made pursuant to Rule 14a-8 under the Exchange Act or (ii) apply to the election of directors selected by or pursuant to the provisions of Article FOURTH, Section 3 of the Restated Certificate of Incorporation relating to the rights of the holders of any class or series of stock of the Company having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances.

(f)   The person presiding at any meeting of shareholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall have the power and duty to determine whether notice of nominees and other matters proposed to be brought before a meeting has been duly given in the manner provided in this Section 8 and, if not so given, shall direct and declare at the meeting that such nominees and other matters are out of order and shall not be considered. Notwithstanding the foregoing provisions of this Section 8, if the shareholder or a qualified representative of the shareholder does not appear at the annual or special meeting of shareholders of the Company to present any such nomination, or make any such proposal, such nomination or proposal shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Company.

Section 9.    Conduct of Meetings. The Board of Directors of the Company may adopt by resolution such rules, regulations and procedures for the conduct of meetings of shareholders as it shall deem appropriate. Except to the extent inconsistent with applicable law and such rules and regulations adopted by the Board of Directors, the chairman of each meeting of shareholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts, including causing an adjournment of such meeting, as, in the judgment of such Chairman, are appropriate. Such rules, regulations or procedures, whether adopted by the

Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting, including fixing the time for opening and closing the polls for voting on each matter; (b) rules and procedures for maintaining order at the meeting and the safety of those present; (c) limitations on attendance at or participation in the meeting to shareholders of record of the Company, their duly authorized and constituted proxies or such other persons as the chairman shall permit; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (e) limitations on the time allotted to questions or comments by participants. Unless, and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of shareholders shall not be required to be held in accordance with rules of parliamentary procedure.

Section 10.    Organization of Meetings. Meetings of shareholders shall be presided over by the Chairman of the Board of Directors, or in his or her absence by the Chief Executive Officer, or in the absence of the foregoing persons by a Chairman designated by the Board of Directors, or, in the absence of any such designation, by a Chairman chosen at the meeting. The Secretary, or in the absence of the Secretary, an Assistant Secretary, shall act as the secretary of the meeting, but in the absence of the Secretary or Assistant Secretary, the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 11.    Shareholder Nominations Included in the Company’s Proxy Materials. (a) Subject to the provisions of this Section 11, if expressly requested in the relevant Nomination Notice (as defined below), the Company shall include in its proxy statement for any annual meeting of shareholders:

(i)   the names of any person or persons nominated for election to the Board of Directors (each, a “Nominee”), which shall also be included on the Company’s form of proxy and ballot, by any Eligible Holder (as defined below) or group of up to 20 Eligible Holders that has (individually and collectively, in the case of a group) satisfied, as determined by the Board of Directors, all applicable conditions and complied with all applicable procedures set forth in this Section 11 (such Eligible Holder or group of Eligible Holders being a “Nominating Shareholder”);

(ii)   disclosure about each Nominee and the Nominating Shareholder required under Section 14 of the Exchange Act and the rules and regulations thereunder (the “Proxy Rules”) or other applicable law to be included in the proxy statement;

(iii)   any statement included by the Nominating Shareholder in the Nomination Notice and expressly designated therein for inclusion in the proxy statement in support of each Nominee’s election to the Board of Directors (subject, without limitation, to Section 11(e)(ii) hereof), if such statement does not exceed 500 words and fully complies with the Proxy Rules, including Rule 14a-9 (the “Supporting Statement”); and

(iv)   any other information that the Company or the Board of Directors determines, in their discretion, to include in the proxy statement relating to the nomination of each Nominee, including, without limitation, any statement in opposition to the nomination, any of the information provided pursuant to this Section 11 and any solicitation materials or related information with respect to a Nominee.

For purposes of this Section 11, any determination to be made by the Board of Directors may be made by the Board of Directors, a committee of the Board of Directors or any officer of the Company designated by the Board of Directors or a committee of the Board of Directors, and any such determination shall be final and binding on the Company, any Eligible Holder, any Nominating Shareholder, any Nominee and any other person so long as made in good faith (without any further requirements). The chairman of any annual meeting of shareholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall have the power and duty to determine whether a Nominee has been nominated in accordance with the requirements of this Section 11 and, if not so nominated, shall direct and declare at the meeting that such Nominee shall not be considered.

(b)   Maximum Number of Nominees.

(i)   The Company shall not be required to include in its proxy statement for an annual meeting of shareholders more Nominees than that number of individuals as is equal to the greater of (i) two or (ii) 20% of the total number of directors of the Company on the last day on which a Nomination Notice may be submitted pursuant to this Section 11 (rounded down to the nearest whole number) (such greater number, the “Maximum Number”). The Maximum Number for a particular annual meeting shall be reduced by the number of: (1) Nominees whom the Board of Directors itself nominates for election at such annual meeting; (2) Nominees who cease to satisfy, or Nominees of Nominating Shareholders that cease to satisfy, the eligibility requirements in this Section 11, as determined by the Board of Directors; (3) Nominees whose nomination is withdrawn by the Nominating Shareholder or who become unwilling to serve on the Board of Directors; and (4) the number of incumbent directors who had been Nominees with respect to any of the preceding two annual meetings of shareholders and whose reelection at the upcoming annual meeting is being recommended by the Board of Directors. If one or more vacancies for any reason occurs on the Board of Directors after the deadline for submitting a Nomination Notice as set forth in Section 11(d) hereof but before the date of the annual meeting, and the Board of Directors resolves to reduce the size of the Board of Directors in connection therewith, then the Maximum Number shall be calculated based on the number of directors in office as so reduced.

(ii)   If the number of Nominees pursuant to this Section 11 for any annual meeting of shareholders exceeds the Maximum Number then, promptly upon notice from the Company, each Nominating Shareholder in turn will select one Nominee for inclusion in the proxy statement until the Maximum Number is reached, going in order of the amount (largest to smallest) of the ownership position as disclosed in each Nominating Shareholder’s Nomination Notice, with the process repeated if the Maximum Number is not reached after each Nominating Shareholder has selected one Nominee. If, after the deadline for submitting a Nomination Notice as set forth in Section 11(d) hereof, a Nominee or Nominating Shareholder ceases to satisfy the eligibility requirements in this Section 11, as determined by the Board of Directors, a Nominating Shareholder withdraws its nomination of a Nominee or a Nominee becomes unwilling to serve on the Board of Directors, whether before or after the mailing or other distribution of the definitive proxy statement, then the nomination of the applicable Nominee(s) shall be disregarded, and the Company: (1) shall not be required to include in its proxy statement or on any ballot or form of proxy the disregarded Nominee(s) or any successor or replacement nominee(s) proposed by the Nominating Shareholder or by any other Nominating Shareholder and (2) may otherwise communicate to its shareholders, including without limitation by amending or supplementing its proxy statement or ballot or form of proxy, that the disregarded Nominee(s) will not be included as a nominee in the proxy statement or on any ballot or form of proxy and will not be voted on at the annual meeting.

(c)   Eligibility of Nominating Shareholder.

(i)   An “Eligible Holder” is a person who has either (1) been a record holder of the shares of common stock used to satisfy the eligibility requirements in this Section 11(c) continuously for the three-year period specified in Section 11(c)(ii) hereof or (2) provides to the Secretary of the Company, within the time period referred to in Section 11(d) hereof, evidence of continuous ownership of such shares for such three-year period from one or more securities intermediaries in a form that the Board of Directors determines would be deemed acceptable for purposes of a shareholder proposal under Rule 14a-8(b)(2) under the Exchange Act (or any successor rule).

(ii)   An Eligible Holder or group of up to 20 Eligible Holders may submit a nomination in accordance with this Section 11 only if the person or group (in the aggregate) has owned at least the Minimum Number (as defined below) of shares of the Company’s common stock continuously throughout the three-year period preceding and including the date of submission of the Nomination Notice, and continues to own at least the Minimum Number through the date of the annual meeting. Two or more funds that are (x) under common management and investment control, (y) under common management and funded primarily by a single employer or (z) a “group of investment companies,” as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall be treated as one Eligible Holder if such Eligible Holder shall provide together with the Nomination Notice documentation reasonably satisfactory to the Board of Directors that demonstrates that the funds meet the criteria set forth in (x), (y) or (z) hereof. For the avoidance of doubt, in the event of a nomination by a group of Eligible Holders, any and all requirements and obligations for an individual Eligible Holder that are set forth in this Section 11, including the minimum holding period, shall apply to each member of such group; provided, however, that the Minimum Number shall apply to the ownership of the group in the aggregate. Should any shareholder cease to satisfy the eligibility requirements in this Section 11, as determined by the Board of Directors, or withdraw from a group of Eligible Holders at any time prior to the annual meeting of shareholders, the group of Eligible Holders shall be deemed only to own the shares held by the remaining members of the group.

(iii)   The “Minimum Number” of shares of the Company’s common stock means 3% of the number of outstanding shares of common stock as of the most recent date for which such amount is given in any filing by the Company with the Securities and Exchange Commission prior to the submission of the Nomination Notice.

(iv)   For purposes of this Section 11, an Eligible Holder “owns” only those outstanding shares of the Company as to which the Eligible Holder possesses both:

(A)   the full voting and investment rights pertaining to the shares; and

(B)   the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (A) and (B) of this Section 11(c)(iv) shall not include any shares: (1) purchased or sold by such Eligible Holder or any of its affiliates in any transaction that has not been settled or closed, (2) sold short by such Eligible Holder, (3) borrowed by such Eligible Holder or any of its affiliates for any purpose or purchased by such Eligible Holder or any of its affiliates pursuant to an agreement to resell or subject to any other obligation to resell to another person, or (4) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such Eligible Holder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of the Company, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of: (x) reducing in any manner, to any extent or at any time in the future, such Eligible Holder’s or any of its affiliates’ full right to vote or direct the voting of any such shares, and/or (y) hedging, offsetting, or altering to any degree, gain or loss arising from the full economic interest of such shares by such Eligible Holder or any of its affiliates.

An Eligible Holder “owns” shares held in the name of a nominee or other intermediary so long as the Eligible Holder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. An Eligible Holder’s ownership of shares shall be deemed to continue during any period in which the Eligible Holder has delegated any voting power by means of a proxy, power of attorney, or other similar instrument or arrangement that is revocable at any time by the Eligible Holder. An Eligible Holder’s ownership of shares shall be deemed to continue during any period in which the Eligible Holder has loaned such shares provided that the Eligible Holder has the power to recall such loaned shares on five business days’ notice and continues to hold such shares through the date of the annual meeting. The terms “owned,” “owning” and other variations of the word “own” shall have correlative meanings. Whether outstanding shares of the Company are “owned” for these purposes shall be determined by the Board of Directors.

(v)   No Eligible Holder shall be permitted to be in more than one group constituting a Nominating Shareholder, and if any Eligible Holder appears as a member of more than one group, it shall be deemed to be a member of the group that has the largest ownership position as reflected in the Nomination Notice.

(d)   Nomination Notice. To nominate a Nominee, the Nominating Shareholder must, no earlier than 150 calendar days and no later than 120 calendar days before the anniversary of the date that the Company mailed its proxy statement for the prior year’s annual meeting of shareholders, submit to the Secretary of the Company at the principal executive office of the Company all of the following information and documents (collectively, the “Nomination Notice”); provided, however, that if (and only if) the annual meeting is not scheduled to be held within a period that commences 30 days before such anniversary date and ends 30 days after the anniversary of the prior year’s meeting date (an annual meeting date outside such period being referred to herein as an “Other Meeting Date”), the Nomination Notice shall be given in the manner provided herein by the later of the close of business on the date that is 180 days prior to such Other Meeting Date or the tenth day following the date such Other Meeting Date is first publicly announced or disclosed:

(i)   A Schedule 14N (or any successor form) relating to each Nominee, completed and filed with the Securities and Exchange Commission by the Nominating Shareholder as applicable, in accordance with rules promulgated under the Exchange Act;

(ii)   A written notice, in a form deemed satisfactory by the Board of Directors, of the nomination of each Nominee that includes the following additional information, agreements, representations and warranties by the Nominating Shareholder (including, in the case of a Nominating Shareholder comprised of a group of Eligible Holders, by each Eligible Holder in such group):

(A)   the information required with respect to the nomination of directors pursuant to Section 8 of this Article II;

(B)   the details of any relationship that existed within the past three years and that would have been described pursuant to Item 6(e) of Schedule 14N (or any successor item) if it existed on the date of submission of the Schedule 14N;

(C)   a representation and warranty that the Nominating Shareholder acquired the securities of the Company in the ordinary course of business and did not acquire, and is not holding, securities of the Company for the purpose or with the effect of influencing or changing control of the Company;

(D)   a representation and warranty that each Nominee’s candidacy or, if elected, Board membership would not violate applicable state or federal law or the rules of any stock exchange on which the Company’s securities are traded;

(E)   a representation and warranty that each Nominee:

(1)   does not have any direct or indirect relationship with the Company that would cause the Nominee to be considered not independent pursuant to the Company’s Director Independence Standards as most recently published on its website and otherwise qualifies as independent under the rules of the primary stock exchange on which the Company’s shares of common stock are traded;

(2)   meets the audit committee and compensation committee independence requirements under the rules of the primary stock exchange on which the Company’s shares of common stock are traded;

(3)   is a “non-employee director” for the purposes of Rule 16b-3 under the Exchange Act (or any successor rule); and

(4)   is not and has not been subject to any event specified in Rule 506(d)(1) of Regulation D (or any successor rule) under the Securities Act of 1933 or Item 401(f) of Regulation S-K (or any successor rule) under the Exchange Act, without reference to whether the event is material to an evaluation of the ability or integrity of such Nominee;

(F)   a representation and warranty that the Nominating Shareholder satisfies the eligibility requirements set forth in Section 11(c) hereof and has provided evidence of ownership to the extent required by Section 11(c)(i) hereof;

(G)   a representation and warranty that the Nominating Shareholder intends to continue to satisfy the eligibility requirements described in Section 11(c) hereof through the date of the annual meeting;

(H)   details of any position of a Nominee as an officer or director of any competitor (that is, any entity that produces products, provides services or engages in business activities that compete with or are alternatives to the principal products produced, services provided or business activities engaged in by the Company or its affiliates) of the Company, within the three years preceding the submission of the Nomination Notice;

(I)   a representation and warranty that the Nominating Shareholder will not engage in a “solicitation” within the meaning of Rule 14a-1(l) under the Exchange Act (without reference to the exception in Section 14a-1(l)(2)(iv)) (or any successor rules) with respect to the annual meeting, other than with respect to a Nominee or any nominee of the Board of Directors;

(J)   a representation and warranty that the Nominating Shareholder will not use any proxy card other than the Company’s proxy card in soliciting shareholders in connection with the election of a Nominee at the annual meeting;

(K)   if desired, a Supporting Statement; and

(L)   in the case of a Nominating Shareholder comprised of a group of Eligible Holders, the designation by all Eligible Holders in such group of one Eligible Holder in such group that is authorized to act on behalf of all Eligible Holders in such group with respect to matters relating to such Nominating Shareholders’ nomination, including withdrawal of the nomination;

(iii)   An executed agreement, in a form deemed satisfactory by the Board of Directors, pursuant to which the Nominating Shareholder (and, in the case of a Nominating Shareholder comprised of a group of Eligible Holders, each Eligible Holder in such group) agrees:

(A)   to comply with all applicable laws, rules and regulations in connection with the nomination, solicitation and election;

(B)   to file any written solicitation with the Company’s shareholders relating to one or more of the Company’s directors or director nominees or any Nominee with the Securities and Exchange Commission, regardless of whether any such filing is required under rule or regulation or whether any exemption from filing is available for such materials under any rule or regulation;

(C)   to assume all liability stemming from an action, suit or proceeding concerning any actual or alleged legal or regulatory violation arising out of any communication by the Nominating Shareholder or any of its Nominees with the Company, its shareholders or any other person in connection with the nomination or election of directors, including, without limitation, the Nomination Notice;

(D)   to indemnify and hold harmless (jointly with all other Eligible Holders in a group, in the case of an Eligible Holder in such group) the Company and each of its directors, officers and employees individually against any liability, loss, damages, expenses or other costs (including attorneys’ fees) incurred in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Company or any of its directors, officers or employees arising out of or relating to a failure or alleged failure of the Nominating Shareholder or any of its Nominees to comply with, or any breach or alleged breach of, its or their obligations, agreements or representations under this Section 11;

(E)   in the event that any information included in the Nomination Notice, or any other communication by the Nominating Shareholder (including, in the case of a Nominating Shareholder comprised of a group of Eligible Holders, with respect to any Eligible Holder in such group), with the Company, its shareholders or any other person in connection with the nomination or election ceases to be true and accurate in all material respects (or omits a material fact necessary to make the statements made not misleading), or that the Nominating Shareholder (including, in the case of a Nominating Shareholder comprised of a group of Eligible Holders, any Eligible Holder in such group) has failed to continue to satisfy the eligibility requirements described in Section 11(c) hereof, to promptly (and in any event within 48 hours of discovering such misstatement, omission or failure) notify the Company and any other recipient of such communication of (1) the misstatement or omission in such previously provided information and of the information that is required to correct the misstatement or omission or (2) such failure; and

(iv)   An executed agreement, in a form deemed satisfactory by the Board of Directors, from each Nominee pursuant to which such Nominee agrees:

(A)   to provide to the Company such other information and certifications, including completion of the Company’s directors questionnaire, as it may reasonably request;

(B)   at the reasonable request of the Governance and Corporate Responsibility Committee (or any applicable successor committee), to meet with such Committee to discuss matters relating to the nomination of such Nominee to the Board of Directors, including the information provided by such Nominee to the Company in connection with his or her nomination and such Nominee’s eligibility to serve as a member of the Board of Directors;

(C)   that such Nominee has read and agrees, if elected, to serve as a member of the Board of Directors, to adhere to the Company’s Corporate Governance Guidelines, Code of Conduct, Policies and Procedures with Respect to Related Person Transactions and any other Company policies and guidelines applicable to directors; and

(D)   that such Nominee is not and will not become a party to (i) any compensatory, payment or other financial agreement, arrangement or understanding with any person or entity in connection with his or her nomination, service or action as a director of the Company that has not been disclosed to the Company, (ii) any agreement, arrangement or understanding with any person or entity as to how such Nominee would vote or act on any issue or question as a director (a “Voting Commitment”) that has not been disclosed to the Company or (iii) any Voting Commitment that could limit or interfere with such Nominee’s ability to comply, if elected as a director of the Company, with his or her fiduciary duties under applicable law.

The information and documents required by this Section 11(d) to be provided by the Nominating Shareholder shall be: (i) provided with respect to and executed by each group member, in the case of information applicable to group members; and (ii) provided with respect to the persons specified in Instruction 1 to Items 6(c) and (d) of Schedule 14N (or any successor item) in the case of a Nominating Shareholder or group member that is an entity. The Nomination Notice shall be deemed submitted on the date on which all the information and documents referred to in this Section 11(d) (other than such information and documents contemplated to be provided after the date the Nomination Notice is provided) have been delivered to or, if sent by mail, received by the Secretary of the Company.

(e)   Exceptions.

(i)   Notwithstanding anything to the contrary contained in this Section 11, the Company may omit from its proxy statement any Nominee and any information concerning such Nominee (including a Nominating Shareholder’s Supporting Statement) and no vote on such Nominee will occur (notwithstanding that proxies in respect of such vote may have been received by the Company), and the Nominating Shareholder may not, after the last day on which a Nomination Notice would be timely, cure in any way any defect preventing the nomination of such Nominee, if:

(A)   the Company receives a notice pursuant to Section 8 of this Article II that a shareholder intends to nominate a candidate for director at the annual meeting, whether or not such notice is subsequently withdrawn or made the subject of a settlement with the Company;

(B)   the Nominating Shareholder or the designated lead group member, as applicable, or any qualified representative thereof, does not appear at the meeting of shareholders to present the nomination submitted pursuant to this Section 11, the Nominating Shareholder withdraws its nomination or the chairman of the annual meeting declares that such nomination was not made in accordance with the procedures prescribed by this Section 11 and shall therefore be disregarded;

(C)   the Board of Directors determines that such Nominee’s nomination or election to the Board of Directors would result in the Company violating or failing to be in compliance with the Company’s By-Laws or certificate of incorporation or any applicable law, rule or regulation to which the Company is subject, including any rules or regulations of the primary stock exchange on which the Company’s shares of common stock are traded;

(D)   such Nominee was nominated for election to the Board of Directors pursuant to this Section 11 at one of the Company’s two preceding annual meetings of shareholders and either withdrew or became ineligible or received a vote of less than 25% of the shares of common stock cast for or against such Nominee;

(E)   such Nominee has been, within the past three years, an officer or director of a competitor, as defined for purposes of Section 8 of the Clayton Antitrust Act of 1914, as amended; or

(F)   the Company is notified, or the Board of Directors determines, that the Nominating Shareholder or the Nominee has failed to continue to satisfy the eligibility requirements described in Section 11(c) hereof, any of the representations and warranties made in the Nomination Notice ceases to be true and accurate in all material respects (or omits a material fact necessary to make the statements made not misleading), such Nominee becomes unwilling or unable to serve on the Board of Directors or any material violation or breach occurs of the obligations, agreements, representations or warranties of the Nominating Shareholder or such Nominee under this Section 11;

(ii)   Notwithstanding anything to the contrary contained in this Section 11, the Company may omit from its proxy statement, or may supplement or correct, any information, including all or any portion of the Supporting Statement or any other statement in support of a Nominee included in the Nomination Notice, if the Board of Directors determines that:

(A)   such information is not true in all material respects or omits a material statement necessary to make the statements made not misleading;

(B)   such information directly or indirectly impugns the character, integrity or personal reputation of, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation, with respect to, any person; or

(C)   the inclusion of such information in the proxy statement would otherwise violate the Proxy Rules or any other applicable law, rule or regulation.

The Company may solicit against, and include in the proxy statement its own statement relating to, any Nominee.

ARTICLE III.
Board of Directors.

Section 1.   Number. Subject to the Restated Certificate of Incorporation, the Board of Directors shall consist of not less than eight nor more than thirteen members as may be determined by the Board of Directors. After any such determination, the number so determined shall continue as the authorized number of members of the Board until the same shall be changed as aforesaid. Directors need not be shareholders.

Section 2.   Manner of Election. Subject to the Restated Certificate of Incorporation, except as may be otherwise required by the Restated Certificate of Incorporation, each director shall be elected by the vote of the majority of the votes cast (meaning the number of shares voted “for” a nominee must exceed the number of shares voted “against” such nominee) at any meeting for the election of directors at which a quorum is present, provided that the directors shall be elected by a plurality of the votes cast (instead of by votes cast for or against a nominee) at any meeting at which a quorum is present for which (i) the Secretary of the Company receives a notice in compliance with the applicable requirements for shareholder nominations for director set forth in these By-Laws and (ii) such proposed nomination has not been withdrawn by such shareholder on or prior to the tenth day preceding the date the Company first mails its notice of meeting for such meeting to the shareholders.

Section 3.   Tenure; Vacancies. Subject to the Restated Certificate of Incorporation, each director shall hold office for the term set forth in Article ELEVENTH of the Restated Certificate of Incorporation and until his or her successor shall be elected and qualified; subject, however, to prior resignation, death or removal as provided by law. Any director may resign at any time by oral statement to that effect made at a meeting of the Board of

Directors, to be effective upon its acceptance by the Board, or in writing to that effect delivered to the Secretary, to be effective upon its acceptance or at the time specified in such writing. Subject to the Restated Certificate of Incorporation, any vacancy on the Board of Directors that results from an increase in the number of directors shall be filled by a majority of the Board of Directors then in office, and any other vacancy occurring in the Board of Directors shall be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his predecessor.

Section 4.   Organization Meeting. Immediately after each annual meeting of the shareholders or special meeting held in lieu thereof, the newly elected Board of Directors, if a quorum is present, shall hold an organization meeting for the purpose of electing officers and transacting any other business. Notice of such meeting need not be given. If, for any reason, said organization meeting is not held at such time, a special meeting for such purpose shall be held as soon thereafter as practicable.

Section 5.   Regular Meetings. Regular meetings of the Board of Directors for the transaction of any business may be held at such times and places as may be determined by the Board of Directors. The Secretary shall give to each director at least five (5) days written notice of each such meeting.

Section 6.   Special Meetings. Special meetings of the Board of Directors may be held at any time and place upon call by the Chairman of the Board, the Chief Executive Officer, or a majority of the Directors. Notice of each such meeting shall be given to each director by letter, telegram or telephone or in person not less than two (2) days prior to such meeting; provided, however, that such notice shall be deemed to have been waived by the directors attending or voting at any such meeting, without protesting the lack of proper notice, and may be waived in writing or by telegram by any director either before or after such meeting. Unless otherwise indicated in the notice thereof, any business may be transacted at such meeting.

Section 7.   Quorum. At all meetings of the Board of Directors a majority of the directors in office at the time shall constitute a quorum for the transaction of business, but in no case shall such quorum be less than one-third of the total authorized number of directors.

Section 8.   Compensation. If so determined by the Board of Directors, all or any members of the Board of Directors or of any committee of the Board who are not Company employees shall be compensated for their services in such capacities either a fixed sum for attendance at each meeting of the Board or of such committee or such other amount as may be determined from time to time by the Board of Directors. Compensation may be paid in cash and in the Company’s stock and stock equivalents. Directors may be reimbursed for expenses reasonably incurred by them in attending such meetings.

ARTICLE IV.
Committees.

Subject to the Restated Certificate of Incorporation, the Board of Directors may, by resolution or resolutions passed by a majority of the whole Board, designate or eliminate one or more committees, each committee to consist of one or more of the directors of the Company. Subject to the Restated Certificate of Incorporation, the Board of Directors may designate one or more members as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Subject to the Restated Certificate of Incorporation, any such committee, to the extent provided in said resolution or resolutions of the Board of Directors and to the extent permitted by Delaware law shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Company, and may have power to authorize the seal of the Company to be affixed to all papers which may require it. Subject to the Restated Certificate of Incorporation, such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors. Unless otherwise provided in the resolution of the Board of Directors designating the committees, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

ARTICLE V.
Officers.

Section 1.   Officers Designated. Subject to the Restated Certificate of Incorporation, the officers of the Company shall be elected by the Board of Directors at their organization meeting or any other meeting. Subject to the Restated Certificate of Incorporation, the Board of Directors shall elect the executive officers of the Company which may include a Chairman of the Board of Directors, President, and one or more Vice Presidents (any one or more of whom may be designated as Executive Vice Presidents, or as Senior Vice Presidents or by any other designations). In addition thereto, the officers shall include a Controller or Principal Accounting Officer, a General Counsel, a Secretary and a Treasurer. In their discretion the Board of Directors may elect one or more Assistant Secretaries and Assistant Treasurers and any other additional officers. Subject to the Restated Certificate of Incorporation, the Chairman of the Board shall be elected from among the directors. The other officers may but need not be elected from among the directors. Any two offices may be held by the same person, but in any case where the action of more than one officer is required no one person shall act in more than one capacity.

Section 2.   Tenure of Office. Subject to the Restated Certificate of Incorporation, the officers of the Company shall hold office until the next organization meeting of the Board of Directors and until their respective successors are chosen and qualified, except in case of resignation, death or removal. Subject to the Restated Certificate of Incorporation, the Board of Directors may remove any officer at any time with or without cause by the vote of the majority of the directors in office at the time. Subject to the Restated Certificate of Incorporation, a vacancy in any office may be filled by election by the Board of Directors.

Section 3.   Powers and Duties of Officers in General. Subject to the Restated Certificate of Incorporation, the powers and duties of the officers shall be exercised in all cases subject to such directions as the Board of Directors may see fit to give. Subject to the Restated Certificate of Incorporation, the respective powers and duties hereinafter set forth are subject to alteration by the Board of Directors. Subject to the Restated Certificate of Incorporation, the Board of Directors is also authorized to delegate the duties of any officer to any other officer, employee or committee and to require the performance of duties in addition to those provided for herein. Subject to the Restated Certificate of Incorporation and such directions, if any, as the Board of Directors may give from time to time, the chief executive officers of the Company are authorized to establish and to modify from time to time an organization plan defining the respective duties and functions of the officers of the Company.

Section 4.   Chairman of the Board; Vice Chairman of the Board. The Chairman of the Board or, in his or her absence, the Vice Chairman of the Board shall preside at meetings of the shareholders and of the Board of Directors.

Section 5.   Chief Executive Officer. Subject to the Restated Certificate of Incorporation, the Chief Executive Officer shall be either the Chairman of the Board and/or the President, as the Board of Directors so designates, and he or she shall have general responsibility for the major functions of the business of the Company and shall initiate and develop broad Company policies.

Section 6.   President; Vice Presidents. In the absence or disability of the Chief Executive Officer, the President shall perform the Chief Executive Officer’s duties. In the absence or disability of the Chief Executive Officer and the President, the Vice Presidents, in the order designated by the Board of Directors, shall perform the Chief Executive Officer’s duties. If so determined by the Board of Directors, one Vice President may be designated as manager of specific sectors, divisions, districts or such other unit or as being in charge of specific functions, another as Vice President in Charge of Sales, and other Vice Presidents as managers of specified divisions or sales districts of the Company or as being in charge of specified functions.

Section 7.   Controller or Principal Accounting Officer, General Counsel, Secretary, and Treasurer. The Controller or Principal Accounting Officer, General Counsel, the Secretary, and the Treasurer shall perform such duties as are indicated by their respective titles, subject to the provisions of Section 3 of this Article V. The Secretary shall have the custody of the corporate seal.

Section 8.   Other Officers. Subject to the Restated Certificate of Incorporation, all other officers shall have such powers and duties as may be prescribed by the Board of Directors, or, in the absence of their action, by the chief executive officers of the Company or by the respective officers having supervision over them.

Section 9.   Compensation. Subject to the Restated Certificate of Incorporation, the Board of Directors is authorized to determine, or to provide the method of determining, or to empower a committee of its members to determine, the compensation of all officers.

Section 10.   Bond. If so requested and authorized by the Board of Directors, the Company shall furnish a fidelity bond in such sum and with such security as the Board of Directors may require.

Section 11.   Signing Checks and Other Instruments. The Board of Directors is authorized to determine or provide the method of determining the manner in which deeds, contracts and other obligations and instruments of the Company shall be signed. However, persons doing business with the Company shall be entitled to rely upon the action of the Chairman of the Board, the President, any Vice President, the Secretary, the Treasurer, the Controller or Principal Accounting Officer or General Counsel in executing contracts and other obligations and instruments, of the Company as having been duly authorized. The Board of Directors of the Company is authorized to designate or provide the method of designating depositaries of the funds of the Company and to determine or provide the method of determining the manner in which checks, notes, bills of exchange and similar instruments shall be signed, countersigned or endorsed.

Section 12.   Specified Post-Merger Period. Article Fourteenth of the Restated Certificate of Incorporation prescribes certain terms regarding the appointment of the Chief Executive Officer of the Company and the President and Chief Operating Officer of the Company, and such terms are incorporated herein by reference.

ARTICLE VI.
Indemnification of Directors and Officers.

The Company shall indemnify to the full extent permitted by law any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Company, is or was a director, officer, trustee, member, shareholder, partner, incorporator or liquidator of a Subsidiary of the Company, or serves or served at the request of the Company as a director, officer, trustee, member, shareholder, partner, incorporator or liquidator of or in any other capacity for any other enterprise. Expenses, including attorneys’ fees, incurred by any such person in defending any such action, suit or proceeding shall be paid or reimbursed by the Company promptly upon demand by such person and, if any such demand is made in advance of the final disposition of any such action, suit or proceeding, promptly upon receipt by the Company of an undertaking of such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by the Company. The rights provided to any person by this by-law shall be enforceable against the Company by such person, who shall be presumed to have relied upon it in serving or continuing to serve as a director or officer or in such other capacity as provided above. In addition, the rights provided to any person by this by-law shall survive the termination of such person as any such director, officer, trustee, member, shareholder, partner, incorporator or liquidator and, insofar as such person served at the request of the Company as a director, officer, trustee, member, shareholder, partner, incorporator or liquidator of or in any other capacity for any other enterprise, shall survive the termination of such request as to service prior to termination of such request. No amendment of this by-law shall impair the rights of any person arising at any time with respect to events occurring prior to such amendment.

Notwithstanding anything contained in this Article VI, except for proceedings to enforce rights provided in this Article VI, the Company shall not be obligated under this Article VI to provide any indemnification or any payment or reimbursement of expenses to any director, officer or other person in connection with a proceeding (or part thereof) initiated by such person (which shall not include counterclaims or crossclaims initiated by others) unless the Board of Directors has authorized or consented to such proceeding (or part thereof) in a resolution adopted by the Board.

For purposes of this by-law, the term “Subsidiary” shall mean any corporation, partnership, limited liability company or other entity in which the Company owns, directly or indirectly, a majority of the economic or voting ownership interest; the term “other enterprise” shall include any corporation, partnership, limited liability company, joint venture, trust, association or other unincorporated organization or other entity and any employee benefit plan; the term “officer,” when used with respect to the Company, shall refer to any officer elected by or appointed pursuant to authority granted by the Board of Directors of the Company pursuant to Article V of these By-Laws, when used with respect to a Subsidiary or other enterprise that is a corporation, shall refer to any person elected or appointed pursuant to the by-laws of such Subsidiary or other enterprise or chosen in such manner as is prescribed by the by-laws of such Subsidiary or other enterprise or determined by the Board of Directors of such Subsidiary or other enterprise, and when used with respect to a Subsidiary or other enterprise that is not a corporation or is organized in a foreign jurisdiction, the term “officer” shall include in addition to any officer of such entity, any person serving in a similar capacity or as the manager of such entity; service “at the request of the Company” shall include service as a director or officer of the Company which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; any excise taxes assessed on a person with respect to an employee benefit plan, its participants or beneficiaries shall be deemed to be indemnifiable expenses; and action by a person with respect to an employee benefit plan which such person reasonably believes to be in the interest of the participants and beneficiaries of such plan shall be deemed to be action not opposed to the best interests of the Company.

To the extent authorized from time to time by the Board of Directors, the Company may provide to (i) any one or more employees and other agents of the Company, (ii) any one or more officers, employees and other agents of any Subsidiary and (iii) any one or more directors, officers, employees and other agents of any other enterprise, rights of indemnification and to receive payment or reimbursement of expenses, including attorneys’ fees, that are similar to the rights conferred in this Article VI on directors and officers of the Company or any Subsidiary or other enterprise. Any such rights shall have the same force and effect as they would have if they were conferred in this Article VI.

Nothing in this Article VI shall limit the power of the Company or the Board of Directors to provide rights of indemnification and to make payment and reimbursement of expenses, including attorneys’ fees, to directors, officers, employees, agents and other persons otherwise than pursuant to this Article VI.

ARTICLE VII.
Corporate Seal.

The corporate seal, circular in form, shall have inscribed thereon the name of the Company and the words “Corporate Seal—Delaware.”

ARTICLE VIII.
Record Dates.

The Board of Directors may close the stock transfer books of the Company for a period not exceeding sixty (60) days preceding the date of any meeting of the shareholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of shares shall go into effect; provided, however, that in lieu of closing the stock transfer books as aforesaid, the Board of Directors may fix in advance a date, not exceeding sixty (60) days preceding the date of any meeting of shareholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of shares shall go into effect, as a record date for the determination of the shareholders entitled to notice of, and to vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend, or to any such allotment of rights, or to exercise the rights in respect of any such change, conversion or exchange of shares, and in such case such shareholders, and only such shareholders as shall be shareholders of record on the date so fixed, shall be entitled to such notice of, and to vote at, such meeting and any adjournment thereof, or to receive payment of such dividend or to receive such allotment of rights or to exercise such rights as the case may be, notwithstanding any transfer of any shares on the books of the Company after any such record date fixed as aforesaid.

ARTICLE IX.
Stock.

Section 1.   Certificates; Uncertificated Shares. The shares of stock of the Company shall be represented by certificates in such form as the appropriate officers of the Company may from time to time prescribe; provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of stock of the Company shall be uncertificated shares. Notwithstanding the foregoing or the adoption of such a resolution or resolutions by the Board of Directors, each holder of uncertificated shares shall be entitled, upon request, to a certificate representing such shares. Any such resolution shall not apply to any share represented by a certificate theretofore issued until such certificate is surrendered to the Company. Share certificates shall be numbered and registered in a share register as they are issued. Share certificates shall exhibit the name of the registered holder and the number and class of shares and the series, if any, represented thereby and the par value of each such share or a statement that each such share is without par value, as the case may be. Except as otherwise provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of shares represented by certificates of the same class and series shall be identical.

Section 2.   Signatures on Certificates. Every share certificate shall be signed, in the name of the Company, by the Chairman of the Board, the Chief Executive Officer, the President or a Vice President and countersigned, in the name of the Company, by the Corporate Secretary, an Assistant Secretary, the Treasurer or an Assistant Treasurer and shall be sealed with the Company’s corporate seal. Such signatures and seal may be facsimile, engraved or printed. The Board of Directors may appoint one or more transfer agents or transfer clerks and one or more registrars and may require any or all certificates representing shares of stock to bear the signature or signatures of any of them. Where a certificate is signed (a) by a transfer agent or an assistant or co-transfer agent, (b) by a transfer clerk or (c) by a registrar or co-registrar, the signature thereon of any authorized signatory may be facsimile. Where a certificate is signed by a registrar or co-registrar, the signature of any transfer agent or assistant or co-transfer agent thereon may be by facsimile signature of the authorized signatory of such transfer agent or assistant or co-transfer agent. In case any officer or officers of the Company who have signed, or whose facsimile, engraved or printed signature or signatures have been used on, any such certificate or certificates shall cease to be such officer or officers, whether because of death, resignation or otherwise, before such certificate or certificates have been delivered by the Company, such certificate or certificates may, nevertheless, be issued and delivered as though the person or persons who signed such certificate or certificates or whose facsimile, engraved or printed signature or signatures have been used thereon had not ceased to be such officer or officers of the Company.

Section 3.   Lost, Stolen or Destroyed Certificates; Issuance of New Certificates. In case of loss, theft or destruction of any certificate representing shares of stock or other securities of the Company, another may be issued, or uncertificated shares may be issued, in its place upon satisfactory proof of such loss, theft or destruction and upon the giving of a satisfactory bond of indemnity to the Company and to the transfer agents, transfer clerks and registrars, if any, of such stock or other securities, as the case may be.

Section 4.   Transfer of Shares. Subject to valid transfer restrictions and stop-transfer orders, upon surrender to the Company, or a transfer agent, transfer clerk or registrar of the Company, of a certificate representing shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, the Company may issue a new certificate or new equivalent uncertificated shares, as the case may be, or in the case of uncertificated shares, upon request, a certificate representing, or other evidence of, such new equivalent uncertificated shares, to the person entitled thereto, cancel the old certificate and record the transaction upon its books. Upon receipt of proper transfer instructions from the holder of uncertificated shares, the Company shall cancel such uncertificated shares and issue new equivalent uncertificated shares, or, upon such holder’s request, a certificate representing, or other evidence of, such new equivalent uncertificated shares, to the person entitled thereto, and record the transaction upon its books. In no event shall a transfer of shares affect the right of the Company to pay any dividend upon the stock to the holder of record thereof for all purposes, and no transfer shall be valid, except between the parties thereto, until such transfer shall have been made upon the books of the Company.

Section 5.   Registered Shareholders. The Company and its transfer agents, transfer clerks and registrars, if any, shall be entitled to treat the holder of record of any share or shares as the holder in fact thereof and shall not be bound to recognize any equitable or other claims to, or interest in, such shares on the part of any other person and shall not be liable for any registration or transfer of shares which are registered, or to be registered, in the name of a fiduciary or the nominee of a fiduciary unless made with actual knowledge that a fiduciary, or nominee of a fiduciary, is committing a breach of trust in requesting such registration or transfer, or with knowledge of such facts that its participation therein amounts to bad faith.

ARTICLE X.
Fiscal Year.

From and after January 1, 2020, the fiscal year of the Company shall end on December 31 unless and until the Board of Directors shall otherwise determine. Prior to such date, the fiscal year of the Company shall end on the Friday nearest June 30 unless and until the Board of Directors shall otherwise determine.

ARTICLE XI.
Amendments.

Subject to the Restated Certificate of Incorporation, these By-Laws may be made or altered in any respect in whole or in part by the affirmative vote of the holders of a majority of the shares entitled to vote thereon at any annual or special meeting of the shareholders, if notice of the proposed alteration or change to be made is properly brought before the meeting under these By-Laws. Subject to the Restated Certificate of Incorporation, these By-Laws may also be made or altered in any respect in whole or in part, by the affirmative vote of the majority of the directors then comprising the Board of Directors.

ARTICLE XII.
Exclusive Forum for Certain Actions.

Unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any director or officer or other employee of the Company to the Company or the Company’s shareholders, (iii) any action asserting a claim against the Company or any director or officer or other employee of the Company arising pursuant to any provision of the Delaware General Corporation Law or the Restated Certificate of Incorporation or these By-Laws (in each case, as they may be amended from time to time), or (iv) any action asserting a claim against the Company or any director or officer or other employee of the Company governed by the internal affairs doctrine shall be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware).

Exhibit C
Requisite Regulatory Approvals

1.	The Parties agree that the Requisite Regulatory Approvals comprise all authorizations, consents, orders, approvals, filings and declarations and the lapse of all such waiting periods, as applicable, required or advisable under any Antitrust Law of the United States, the European Union, Australia, Canada, and Turkey; provided, however, that, in the event that the European Commission confirms that it does not assert jurisdiction over the Merger (such confirmation, a “No EC Jurisdiction Event”), Germany and, subject to paragraph 3 of this Exhibit C, the United Kingdom, shall be substituted for the European Union in the list of Requisite Regulatory Approvals.
2.	Notwithstanding the foregoing, in the event that the European Commission asserts jurisdiction over the Merger and, prior to Closing, Article 21 of Council Regulation (EC) No. 139/2004 ceases to prevent the competent authorities in the United Kingdom from applying the Antitrust Law of the United Kingdom to the Merger (such cessation, a “UK Withdrawal Event”), the Requisite Regulatory Approvals shall comprise (i) subject to paragraph 3 of this Exhibit C, the approval of the Merger under any Antitrust Law by the competent authorities in the United Kingdom, (ii) the authorizations, consents, orders, approvals, filings and declarations and the lapse of all such waiting periods, as applicable, required or advisable under any Antitrust Law of the United States, Australia, Canada and Turkey and (iii) as required, the approval of the Merger under any Antitrust Law in the European Union or Germany.
3.	In the event that a No EC Jurisdiction Event or a UK Withdrawal Event occurs, the Parties and their respective Antitrust Law counsel shall cooperate to determine as promptly as practicable (and in no event later than ten (10) Business Days after the occurrence of such event) whether it would be advisable to request the approval of the Merger under the Antitrust Law of the United Kingdom, and such co-operation shall include seeking guidance from the competent authorities in the United Kingdom if the Parties mutually agree it is advisable to seek such guidance. If at the conclusion of that period, either Party, acting reasonably, determines that it would be advisable to request the approval of the Merger under the Antitrust Law of the United Kingdom, such approval shall be included in the definition of the Requisite Regulatory Approvals under paragraph 1 or paragraph 2 (as applicable) of this Exhibit C.

Annex B

FORM OF
CERTIFICATE OF AMENDMENT
TO THE
RESTATED CERTIFICATE OF INCORPORATION
OF
L3 HARRIS TECHNOLOGIES, INC.

FIRST:   Article FIRST to the Restated Certificate of Incorporation of the Corporation shall hereby be amended and restated to read in its entirety as follows:

“FIRST: The name of the corporation is L3 Harris Technologies, Inc.”

SECOND:   Article SEVENTH of the Restated Certificate of Incorporation of the Corporation shall hereby be amended and restated to read in its entirety as follows:

“SEVENTH: In furtherance, and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized:

Subject to Article FOURTEENTH of this Certificate of Incorporation, to make and alter the by-laws of this corporation, to fix the amount to be reserved as working capital over and above its capital stock paid in, to authorize and cause to be executed mortgages and liens upon the real and personal property of this corporation.

From time to time to determine whether and to what extent, and at what times and places, and under what conditions and regulations, the accounts and books of this corporation (other than the stock ledger) or any of them, shall be open to inspection of stockholders; and no stockholder shall have any right of inspecting any account, book or document of this corporation except as conferred by statute, unless authorized by resolution of the stockholders or directors.

Subject to Article FOURTEENTH of this Certificate of Incorporation, if the by-laws so provide, to designate two or more of its number to constitute an executive committee, which committee shall for the time being, as provided in said resolution or in the by-laws of this corporation, have and exercise any or all of the powers of the Board of Directors in the management of the business and affairs of this corporation, and have power to authorize the seal of this corporation to be affixed to all papers which may require it.

Pursuant to the affirmative vote of the holders of at least a majority of the stock issued and outstanding, having voting power, given at a stockholders’ meeting duly called for that purpose, or when authorized by the written consent of the holders of a majority of the voting stock issued and outstanding, the Board of Directors shall have power and authority at any meeting to sell, lease or exchange all of the property and assets of this corporation, including its good will and its corporate franchises, upon such terms and conditions as its Board of Directors deems expedient and for the best interest of the corporation.

Subject to Article FOURTEENTH of this Certificate of Incorporation, this corporation may in its by-laws confer powers upon its directors in addition to the foregoing, and in addition to the powers and authorities expressly conferred upon them by the statute.

Both stockholders and directors shall have power, if the by-laws so provide, to hold their meetings, and to have one or more offices within or without the State of Delaware, and to keep the books of this corporation (subject to the provisions of the statutes), outside of the State of Delaware, at such places as may be from time to time designated by the Board of Directors.”

THIRD:   Article EIGHTH of the Restated Certificate of Incorporation of the Corporation shall hereby be amended and restated to read in its entirety as follows:

“EIGHTH: Subject to Article FOURTEENTH of this Certificate of Incorporation, this corporation reserves the right to amend, alter, change or repeal any provision contained in the Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.”

FOURTH:   Article ELEVENTH of the Restated Certificate of Incorporation of the Corporation shall hereby be amended and restated to read in its entirety as follows:

“ELEVENTH: Subject to Article FOURTEENTH of this Certificate of Incorporation, the business and affairs of this corporation shall be managed by or under the direction of a Board of Directors consisting of not less than 8 or more than 13 directors, the exact number of directors to be determined from time to time by resolution adopted by affirmative vote of a majority of the entire Board of Directors.

At each annual meeting of stockholders, all directors shall be elected for terms expiring at the next annual meeting of stockholders and until such directors’ successors shall have been elected and qualified. In no case will a decrease in the number of directors shorten the term of any incumbent director.

Subject to Article FOURTEENTH of this Certificate of Incorporation, any vacancy on the Board of Directors that results from an increase in the number of directors may be filled by a majority of the Board of Directors then in office, and any other vacancy occurring in the Board of Directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor.

Any director, or the entire Board of Directors, of this corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors at a meeting of stockholders called for that purpose.

Notwithstanding the foregoing, whenever the holders of any one or more classes or series of preferred or preference stock issued by this corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Certificate of Incorporation applicable thereto, and such directors so elected shall not be divided into classes unless expressly provided by such terms.

No director of this corporation shall be personally liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to this corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 174 of Title 8 of the Delaware Code, or (iv) for any transaction from which the director derived an improper personal benefit.”

FIFTH:   The Restated Certificate of Incorporation of the Corporation shall hereby be amended by adding a new Article FOURTEENTH, which new Article FOURTEENTH shall read in its entirety as follows:

“FOURTEENTH:

Section 1.   Definitions

“Closing Date” means the Closing Date (as such term is defined in the Merger Agreement).

“Designated L3 Directors” means the directors of this corporation (other than the Former L3 CEO) who were designated by L3 prior to the Effective Time and appointed by the Board of Directors to serve as directors of this corporation effective as of the Effective Time, in each case, pursuant to Article IV of the Merger Agreement.

“Designated Harris Directors” means the directors of this corporation (other than the Pre-Closing CEO) who were designated by Harris prior to the Effective Time to continue to serve as directors of this corporation effective as of the Effective Time, in each case, pursuant to Article IV of the Merger Agreement.

“Effective Time” means the Effective Time (as such term is defined in the Merger Agreement).

“Former L3 CEO” means the chairman, chief executive officer and president of L3 as of immediately prior to the Effective Time.

“Former L3 Directors” means the Designated L3 Directors and the Former L3 CEO.

“Former Harris Directors” means the Designated Harris Directors and the Pre-Closing CEO.

“Merger Agreement” means that certain Agreement and Plan of Merger, dated as of October 12, 2018, among L3 Technologies, Inc. (“L3”), Harris Corporation (“Harris”) and Leopard Merger Sub Inc., as amended, restated, supplemented or otherwise modified from time to time.

“Pre-Closing CEO” means the chairman, chief executive officer and president of this corporation as of immediately prior to the Effective Time.

“Supermajority” of the directors then serving or, where applicable, the independent directors then serving means at least seventy-five percent (75%) of such directors or independent directors, as applicable; provided, that if such Supermajority yields a non-integer number of directors or independent directors, as applicable, the requisite number of directors or independent directors, as applicable, shall be rounded up to the nearest integer.

Section 2.   Board of Directors

A.   From and after the Closing Date until the third (3rd) anniversary of the Closing Date (the “Specified Post-Merger Period”), unless a Supermajority of the then-serving directors shall have adopted a resolution to the contrary (except that such resolution shall not provide that the business and affairs of this corporation shall be managed by or under the direction of a Board of Directors consisting of less than 8 or more than 13 directors), the Board of Directors shall be comprised of twelve (12) members.

B.   As of the Effective Time, the Board of Directors shall be composed of (i) five (5) Designated L3 Directors; (ii) five (5) Designated Harris Directors; (iii) the Former L3 CEO; and (iv) the Pre-Closing CEO.

C.   During the Specified Post-Merger Period, unless a Supermajority of the then-serving directors shall have adopted a resolution to the contrary, any vacancy on the Board of Directors shall be filled by a nominee designated and proposed by the Nominating and Governance Committee and approved by the affirmative vote of a Supermajority of the then-serving directors.

D.   During the Specified Post-Merger Period, unless a Supermajority of the then-serving directors shall have adopted a resolution to the contrary, any approval for nomination or nomination by the Board of Directors of any candidate for election to the Board of Directors at any meeting of stockholders at which the stockholders of the Company shall elect directors of the Company must be approved by the affirmative vote of a Supermajority of the then-serving directors, as applicable; provided, that if such candidate is a Former L3 Director or Former Harris Director then serving on the Board of Directors, such approval need only be by the affirmative vote of at least a majority of the then-serving directors.

Section 3.   Executive Chairman; Vice-Chairman and Lead Independent Director

A.   During the Specified Post-Merger Period, unless a Supermajority of the then-serving independent directors shall have adopted a resolution to the contrary, (i) the Pre-Closing CEO shall serve as Executive Chairman of the Board of Directors; and (ii) the Former L3 CEO shall serve as Vice Chairman of the Board of Directors.

B.   As of the Effective Time, the Lead Independent Director of the Board of Directors shall be a Designated L3 Director designated by L3 prior to the Effective Time pursuant to Article IV of the Merger Agreement; provided that such Designated L3 Director must meet the independence standards of the NYSE with respect to the Company as of the Effective Time.

C.   During the Specified Post-Merger Period, unless a Supermajority of the then-serving independent directors shall have adopted a resolution to the contrary (excluding, with respect to any such resolution in regard to clauses (i) or (ii) below that is in respect of the Lead Independent Director, the Lead Independent Director then-serving in such role), (i) the removal of, or the failure to designate, appoint or elect, (A) the Pre-Closing CEO to serve as the Executive Chairman, (B) the Former L3 CEO to serve as the Vice Chairman or (C) the Designated L3 Director designated as the Lead Independent Director prior to the Effective Time to serve as the Lead Independent Director of the Board of Directors or (ii) any material modification to any of the duties or authority of each of the Executive Chairman, the Vice Chairman or the Lead Independent Director of the Board of Directors, in each case of clauses (i) and (ii), shall require the affirmative vote of a Supermajority of the then-serving independent directors (excluding, in each case of clauses (i) and (ii), to the extent such proposed removal, failure to designate, appoint or elect or such material modification is in respect of the Lead Independent Director, the Lead Independent Director then-serving in such role).

Section 4.   Board Committees

A.   During the Specified Post-Merger Period, unless a Supermajority of the then-serving directors shall have adopted a resolution to the contrary, (i) the Board of Directors shall designate, establish and maintain the following standing committees (each, a “Specified Post-Merger Committee”): (A) the Audit Committee, (B) the Nominating and Governance Committee; (C) the Finance Committee; and (D) the Compensation Committee; (ii) each such Specified Post-Merger Committee shall consist of at least four (4) directors and; (iii) the Board of Directors shall have discretion to change the name(s) of such standing committees from time to time by the affirmative vote of a majority of the then-serving directors.

B.   As of the Effective Time, each Specified Post-Merger Committee shall be composed of an equal number of Former Harris Directors and Former L3 Directors. During the Specified Post-Merger Period, unless a Supermajority of the then-serving directors shall have adopted a resolution to the contrary, the members of each Specified Post-Merger Committee (including the initial members as of the Effective Time) shall be designated, appointed and approved by the affirmative vote of a Supermajority of the then-serving directors.

C.   As of the Effective Time, (i) the chairperson of the Audit Committee shall be a Former L3 Director; (ii) the chairperson of the Nominating and Governance Committee shall be a Former L3 Director; (iii) the chairperson of the Finance Committee shall be a Former Harris Director; and (iv) the chairperson of the Compensation Committee shall be a Former Harris Director. During the Specified Post-Merger Period, unless a Supermajority of the then-serving directors shall have adopted a resolution to the contrary, the chairperson of each Specified Post-Merger Committee (including the initial chairperson for each Specified Post-Merger Committee as of the Effective Time) shall be designated, appointed and approved by the affirmative vote of a Supermajority of the then-serving directors; provided that each such designated chairperson must meet all director independence and other standards of the New York Stock Exchange and the U.S. Securities and Exchange Commission applicable to his or her service as chairperson.

Section 5.   Integration Steering Committee

During the Specified Post-Merger Period, unless a Supermajority of the then-serving independent directors shall have adopted a resolution to the contrary, the Pre-Closing CEO and the Former L3 CEO shall (i) establish and co-chair an integration steering committee to be composed of executives and other employees to be mutually selected by the Pre-Closing CEO and the Former L3 CEO at any time and from time to time and (ii) have joint responsibility for overseeing the officer of this corporation that is responsible for leading the integration process of the businesses of Harris and L3 following the Effective Time.

Section 6.   Chief Executive Officer

A.   Until the second (2nd) anniversary of the Closing Date, unless a Supermajority of the then-serving independent directors shall have adopted a resolution to the contrary, the Pre-Closing CEO shall serve as the Chief Executive Officer. As of the Effective Time, the Chief Executive Officer shall be responsible for oversight of enterprise-wide functions; and executive officers, including the President and Chief Operating Officer, Chief Financial Officer, Human Resources Officer, General Counsel, Chief Technology Officer and Chief Information Officer, shall directly report to the Chief Executive Officer; provided, however, that the performance evaluation of the President and Chief Operating Officer shall be conducted by the then-serving independent directors.

B.   From the second (2nd) anniversary of the Closing Date until his resignation, removal (in accordance with this Section 6) or other permanent cessation of service (unless he shall have earlier resigned or otherwise permanently ceased his service to this corporation), the Former L3 CEO shall serve as the Chief Executive Officer, unless prior to the expiration of the Specified Post-Merger Period, a Supermajority, and after the expiration of the Specified Post-Merger Period a majority, of the then-serving independent directors shall have adopted a resolution to the contrary.

C.   During the Specified Post-Merger Period, unless a Supermajority of the then-serving independent directors shall have adopted a resolution to the contrary, the following actions shall require the affirmative vote of a Supermajority of the then-serving independent directors:

(i)   the removal of, or failure to appoint, (A) prior to the second (2nd) anniversary of the Closing Date, the Pre-Closing CEO (unless he shall have earlier resigned or otherwise permanently ceased his service to this corporation) and (B) on and after the second (2nd) anniversary of the Closing Date until the expiration of the Specified Post-Merger Period (unless he shall have earlier resigned or otherwise permanently ceased his service to this corporation), the Former L3 CEO, in each case, as Chief Executive Officer;

(ii)   cancel, delay or otherwise prevent the appointment of the Former L3 CEO as the Chief Executive Officer on the second (2nd) anniversary of the Closing Date (unless he shall have earlier resigned or otherwise permanently ceased his service to this corporation);

(iii)   the replacement of the Chief Executive Officer upon his resignation, removal or other permanent cessation of service (provided, that upon the removal (in accordance with this Section 6), resignation or other permanent cessation of service of the Pre-Closing CEO as Chief Executive Officer prior to the second (2nd) anniversary of the Closing Date, the Former L3 CEO shall be appointed and serve as the Chief Executive Officer (unless he shall have earlier resigned or otherwise permanently ceased his service to this corporation));

(iv)   any material modification to any of the duties, authority or reporting relationships of the Chief Executive Officer; or

(v)   any material modification to the compensation arrangements of the Chief Executive Officer (if either the Pre-Closing CEO or the Former L3 CEO is then serving as the Chief Executive Officer).

Section 7.   President and Chief Operating Officer

A.   Until the second (2nd) anniversary of the Closing Date, unless a Supermajority of the then-serving independent directors shall have adopted a resolution to the contrary, the Former L3 CEO shall serve as the President and Chief Operating Officer. As of the Effective Time, the President and Chief Operating Officer shall be responsible for oversight of operational functions; and operating functions, including the president(s) of each operating segment, business development, supply chain and manufacturing, shall directly report to the President and Chief Operating Officer.

B.   Until the second (2nd) anniversary of the Closing Date, unless a Supermajority of the then-serving independent directors shall have adopted a resolution to the contrary, the following actions will require the affirmative vote of a Supermajority of the then-serving independent directors:

(i)   the removal of, or failure to appoint, the Former L3 CEO as President and Chief Operating Officer (unless he shall have earlier resigned or otherwise permanently ceased his service to this corporation);

(ii)   any material modification to any of the duties, authority or reporting relationships of the President and Chief Operating Officer; or

(iii)   any material modification to the compensation arrangements of the President and Chief Operating Officer (if the Former L3 CEO is then serving as President and Chief Operating Officer).

Section 8.   Corporate Headquarters

As of the Effective Time, the headquarters of this corporation shall be in Melbourne, Florida (which headquarters shall, for purposes of this Certificate of Incorporation, be deemed to be the “principal executive office” and “principal place of business” of this corporation).

Section 9.   Amendments to this Article FOURTEENTH; Conflicts

A.   During the Specified Post-Merger Period, the provisions of this Article FOURTEENTH shall not be modified, amended or repealed, and any provision of this Article FOURTEENTH or other resolution inconsistent with this Article FOURTEENTH shall not be adopted, or any such modification, amendment, repeal or inconsistent provision of this Article FOURTEENTH or other resolutions shall not be recommended for adoption by the stockholders of this corporation (each, an “Amendment”), without the approval of a Supermajority of the then-serving directors; provided that (i) the approval of a Supermajority of the then-serving independent directors shall be required for any Amendment of Section 3 of this Article FOURTEENTH (other than to the extent such Amendment relates to the Lead Independent Director), Section 6 of this Article FOURTEENTH and Section 7 of this Article FOURTEENTH and (ii) the approval of a Supermajority of the then-serving independent directors (excluding the Lead Independent Director if a Lead Independent Director is then-serving in such role) shall be required for any Amendment of Section 3 of this Article FOURTEENTH to the extent such Amendment relates to the Lead Independent Director.

B.   In the event of any inconsistency between any other provision of this Certificate of Incorporation (other than Article TENTH) or any provision of the by-laws of this corporation, on the one hand, and any provision of this Article FOURTEENTH, on the other hand, the provisions of this Article FOURTEENTH shall control; provided, that in the event of any inconsistency between Article TENTH of this Certificate of Incorporation and the provisions of this Article FOURTEENTH, the provisions of Article TENTH shall control.”

Annex C

October 12, 2018

Board of Directors
Harris Corporation
1025 West NASA Boulevard
Melbourne, FL 32919

Members of the Board:

We understand that L3 Technologies, Inc. (the “Company”), Harris Corporation (“Harris”) and Leopard Merger Sub Inc., a wholly owned subsidiary of Harris (“Merger Sub”), propose to announce a “merger of equals” and enter into an Agreement and Plan of Merger, substantially in the form of the draft dated October 12, 2018 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Merger Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of Harris, and each outstanding share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), other than Excluded Shares (as defined in the Merger Agreement (the “Excluded Shares”)), will be converted into and become exchangeable for 1.3 shares (the “Exchange Ratio”) of common stock, par value $1.00 per share, of Harris (the “Harris Common Stock”), subject to adjustment in certain circumstances, together with cash in lieu of fractional shares of the Harris Common Stock, if any, into which such Company Common Stock would have been converted in accordance with the Merger Agreement (the “Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to Harris.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and Harris, respectively;
2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company and Harris, respectively;
3)	Reviewed certain financial projections prepared by the management of the Company and Harris, respectively (the “Projections”);
4)	Reviewed certain information prepared by the management of Harris relating to certain strategic, financial and operational benefits anticipated from the Merger (the “Synergies”);
5)	Discussed the past and current operations and financial condition and the prospects of the Company, including the Synergies, with senior executives of the Company;
6)	Discussed the past and current operations and financial condition and the prospects of Harris, including the Synergies, with senior executives of Harris;
7)	Reviewed the pro forma impact of the Merger on Harris’s earnings per share and certain financial ratios;
8)	Reviewed the reported prices and trading activity for the Company Common Stock and the Harris Common Stock;
9)	Compared the financial performance of the Company and Harris and the prices and trading activity of the Company Common Stock and the Harris Common Stock with that of certain other publicly-traded companies comparable with the Company and Harris, respectively, and their securities;
10)	Reviewed the financial and other terms, to the extent publicly available, of certain comparable merger transactions;
11)	Participated in certain discussions and negotiations among representatives of the Company and Harris and their financial and legal advisors;

12)	Reviewed the Merger Agreement and certain related documents; and
13)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and Harris, and formed a substantial basis for this opinion. At your direction, our analyses relating to the business and financial prospects of the Company and Harris for purposes of our opinion were made on the bases of the Projections and the Synergies. With respect to the Projections and the Synergies, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and Harris of the future financial performance of the Company and Harris, respectively, and of the strategic, financial and operational benefits anticipated to result from the Merger. We express no view as to the Projections or the Synergies, nor the assumptions on which they were based. In addition, we have assumed, with your consent, that the Merger will be consummated in accordance with all applicable laws and regulations and in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended, and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley & Co. LLC (“Morgan Stanley”) has assumed, with your consent, that in connection with the receipt of any governmental, regulatory or other approvals, consents or agreements required in connection with the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the Company, Harris, their respective subsidiaries or the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of Harris and the Company and their legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be paid to the holders of shares of the Company Common Stock in the transaction (other than holders of Excluded Shares). We have not been requested to make, and have not made, any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Harris, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

Our opinion is limited to the fairness, from a financial point of view to Harris, of the Exchange Ratio. We do not express any view on, and this opinion does not address, any other term or aspect of the Merger Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection therewith, other than the fairness, from a financial point of view to Harris, of the Exchange Ratio. We have not been requested to opine as to, and our opinion does not in any manner address, Harris’s underlying business decision to proceed with or effect the transactions contemplated by the Merger Agreement, or the likelihood that the Merger is consummated. Our opinion does not address the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving Harris.

We have acted as financial advisor to the Board of Directors of Harris in connection with this transaction and will receive a fee for our services, a portion of which is contingent upon the rendering of this financial opinion, and the remainder of which is contingent upon the closing of the Merger. In addition, Harris has agreed to reimburse certain of our expenses and indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. In the two years prior to the date hereof, we and our affiliates have provided financing services for Harris and the Company and have received fees in connection with such services. As of the date hereof, Morgan Stanley is a lender and the administrative agent under Harris’s credit facilities. Morgan Stanley and our affiliates may seek to provide other financial advisory and financing services to Harris and the Company and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Harris, the Company, any of their respective affiliates or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of Harris (in its capacity as such) in connection with its consideration of the Merger only and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing Harris is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which Harris Common Stock will trade following consummation of the Merger or at any time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of Harris and the Company should vote at the shareholders’ meetings to be held, or act on any matter, in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to Harris.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Thomas Miles
Thomas Miles
Managing Director

Annex D

PERSONAL AND CONFIDENTIAL

October 12, 2018

Board of Directors
L3 Technologies, Inc.
600 Third Ave
New York, NY 10016

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Harris Corporation (“Harris”) and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of L3 Technologies, Inc. (the “Company”) of the exchange ratio of 1.30 shares of common stock, par value $1.00 per share (the “Harris Common Stock”), of Harris to be paid for each Share (other than Excluded Shares (as defined in the Agreement (as defined below))) (the “Exchange Ratio”) pursuant to the Agreement and Plan of Merger, dated as of October 12, 2018 (the “Agreement”), by and among Harris, Leopard Merger Sub Inc., a wholly owned subsidiary of Harris, and the Company.

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Harris, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We may also in the future provide financial advisory and/or underwriting services to the Company, Harris and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Harris for the five fiscal years ended December 31, 2017 and June 29, 2018, respectively; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Harris; certain other communications from the Company and Harris to their respective stockholders; certain publicly available research analyst reports for the Company and Harris; and certain internal financial analyses and forecasts for the Company prepared by the Company’s management and for Harris standalone prepared by Harris’ management, and certain financial analyses and forecasts for Harris pro forma for the Transaction prepared by the management of the Company, in each case, as approved for our use by the Company (the “Forecasts”), including certain operating synergies projected by the managements of the Company and Harris to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and Harris regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and Harris; reviewed the reported price and trading activity for the Shares and Harris Common Stock; compared certain financial and stock market information for the Company and Harris with similar information for certain other companies the securities of which are publicly traded; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

D-1

Board of Directors
L3 Technologies, Inc.
October 12, 2018

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Harris or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Harris or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Harris and its affiliates) of Shares, as of the date hereof, of the Exchange Ratio pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Harris, or class of such persons, in connection with the Transaction, whether relative to the Exchange Ratio pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which Harris Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or Harris or the ability of the Company or Harris to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders (other than Harris and its affiliates) of Shares.

Very truly yours,

/s/ Goldman Sachs & Co. LLC
(GOLDMAN SACHS & CO. LLC)

D-2

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a director, officer, employee or other agent of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith.

The Harris bylaws, as amended and restated, contain provisions that provide for indemnification of officers, directors and other agents to the fullest extent permitted by law.

As permitted by Section 102(b)(7) of the DGCL, the Harris charter, as amended, contains a provision eliminating the personal liability of a director to Harris or its stockholders for monetary damages for breach of fiduciary duty as a director, subject to certain exceptions.

Harris maintains policies insuring its officers and directors against certain civil liabilities, including liabilities under the Securities Act.

Harris also entered into indemnification agreements with each of its directors and anticipates that it will enter into similar agreements with future directors. The indemnification agreements provide that Harris will pay certain amounts incurred by its directors in connection with any civil, criminal, administrative or investigative action or proceeding. Such amounts include any expenses, including attorney’s fees, judgments, civil or criminal fines, penalties, settlement amounts and other expenses customarily incurred in connection with legal proceedings.

Harris has agreed that, from and after the effective time, L3 Harris will, and will cause the surviving corporation in the merger to, indemnify and hold harmless to the fullest extent Harris or L3 would be permitted to do so under applicable law and its respective organizational documents in effect as of the date of the merger agreement, each present and former director and officer of Harris and L3 and their respective subsidiaries or any person who prior to or at the effective time served at the request of Harris or L3 or any of their respective subsidiaries as a director or officer of another person in which Harris or L3, as applicable, or any of their respective subsidiaries has an equity investment, in each case, when acting in such capacity, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the effective time, whether asserted or claimed prior to, at or after the effective time, including in connection with (a) the merger and other transactions contemplated by the merger agreement and (b) actions to enforce any indemnification or advancement right of any such person. L3 Harris or the surviving corporation will also advance expenses as incurred to the fullest extent that Harris or L3, as applicable, would have been permitted to do so under applicable law and its organizational documents in effect as of the date of the merger agreement so long as any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification.

L3 will, or if L3 is unable to, L3 Harris will cause the surviving corporation as of the effective time to, obtain and fully pay the premium for “tail” insurance policies for the extension of (a) the directors’ and officers’ liability coverage of L3’s existing directors’ and officers’ insurance policies and (b) L3’s existing fiduciary liability insurance policies in each case for a claims reporting or discovery period of six years from and after the effective time, which is referred to as the tail period, from one or more insurance carriers with the same or better credit rating as L3’s insurance carrier as of the date of the merger agreement with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as L3’s existing policies with respect to matters existing or occurring at or prior to the effective time (including in connection with the merger agreement or the merger and other transactions contemplated by the merger agreement). If L3 and the surviving corporation for any reason fail to obtain such “tail” insurance policies as of the effective time, the surviving corporation will, and L3 Harris will cause the surviving corporation to, continue to maintain in effect for the tail period such insurance policies in place as of the date of the merger agreement with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in L3’s existing policies as of the date of the merger agreement, or the surviving corporation will, and L3 Harris will cause the surviving corporation to, purchase comparable insurance policies for the tail period with terms, conditions, retentions and limits of liability that are substantially the same as provided in L3’s existing policies as of the date of the merger agreement. L3 Harris must similarly obtain and fully pay the premium for “tail” insurance policies for the extension of the directors’ and officers’ liability insurance and fiduciary liability insurance policies for Harris’ directors’ and officers’ for the tail period from one or more insurance carriers with the same or better credit rating as Harris’ insurance carrier as of the date of the merger agreement with terms, conditions, retentions and limits of liability at least as favorable to the insureds as Harris’ existing policies and, if it fails to do so, must similarly either maintain in effect for the tail period existing insurance policies with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in Harris’ existing policies as of the date of the merger agreement or purchase comparable insurance policies for the tail period with terms, conditions, retentions and limits of liability that are substantially the same as provided in Harris’ existing policies as of the date of the merger agreement.

During the tail period, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the effective time and rights to advancement of expenses relating thereto existing at the time of the merger agreement in favor of any such person entitled to indemnification as provided in the organizational documents of Harris or L3, as applicable, or its subsidiaries or any indemnification agreement between such person and Harris or L3, as applicable, or any of its subsidiaries, in each case, as in effect on the date of the merger agreement, will survive the merger and the other transactions contemplated by the merger agreement unchanged and may not be amended, restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such person.

Item 21. Exhibits and Financial Statement Schedules

Exhibit No.	Description
2.1
Agreement and Plan of Merger, dated as of October 12, 2018, among Harris Corporation, L3 Technologies, Inc. and Leopard Merger Sub Inc. (attached as Annex A to the joint proxy statement/prospectus which forms part of this registration statement).†

3.1	Restated Certificate of Incorporation of Harris Corporation, as amended (incorporated herein by reference to Exhibit 3(a) to the Report on Form 10-Q, filed with the SEC on October 31, 2012).

3.2	By-Laws of Harris Corporation, as amended and restated effective May 30, 2018 (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K, filed with the SEC on May 30, 2018).

5.1	Opinion of Sullivan & Cromwell LLP regarding the legality of the securities being registered.*

8.1	Opinion of Sullivan & Cromwell LLP regarding certain tax matters.

8.2	Opinion of Simpson Thacher & Bartlett LLP regarding certain tax matters.

15.1	Acknowledgment of Ernst & Young LLP, independent registered certified public accounting firm for Harris Corporation.

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm for Harris Corporation.

23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm for L3 Technologies, Inc.

23.3	Consent of Sullivan & Cromwell LLP (included in Exhibits 5.1 and 8.1).

23.4	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 8.2).

24.1	Powers of Attorney.

99.1	Form of L3 Technologies, Inc. Proxy Card.

99.2	Form of Harris Corporation Proxy Card.

99.3	Consent of Morgan Stanley & Co. LLC.

99.4	Consent of Goldman Sachs & Co. LLC.

99.5	Consent of Christopher E. Kubasik to be named as a director of L3 Harris Technologies, Inc. upon completion of the merger.
*	To be filed by amendment.
†	Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules have been omitted from this exhibit and are not filed herewith. The registrant hereby agrees to furnish a copy of any omitted schedule or exhibits to the SEC upon request.

Item 22. Undertakings

(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
•	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
•	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
•	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
•	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
•	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
•	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
•	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c)	The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(d)	The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(e)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
(f)	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
(g)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Melbourne, State of Florida, on the 14th day of December, 2018.

Harris Corporation

By:	/s/ William M. Brown
	Name:	William M. Brown
	Title:	Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 14th day of December, 2018:

	By	/s/ William M. Brown
Chief Executive Officer:		Name:	William M. Brown
		Title:	Chairman, President and Chief Executive Officer
	By	/s/ Rahul Ghai
Chief Financial Officer:		Name:	Rahul Ghai
		Title:	Senior Vice President and Chief Financial Officer
	By	/s/ Todd Taylor
Principal Accounting Officer:		Name:	Todd Taylor
		Title:	Vice President, Principal Accounting Officer
By:	/s/ Scott T. Mikuen
	Name:	Scott T. Mikuen
	Title:	as attorney-in-fact for the Directors
DIRECTORS:

James F. Albaugh*	Lewis Hay III*
Sallie B. Bailey*	Vyomesh I. Joshi*
Peter W. Chiarelli*	Leslie F. Kenne*
Thomas A. Dattilo*	Gregory T. Swienton*
Roger B. Fradin*	Hansel E. Tookes II*

*By power of attorney